Form 20-F
period 2007-12-31
WSP Holdings LTD
filed 2008-06-12
CIK 1418225

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007.

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from      to
Commission file number:

WSP HOLDINGS LIMITED

(Exact name of Registrant as specified in its charter)
N/A

(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

No. 38 Zhujiang Road
Xinqu, Wuxi,
Jiangsu Province
People’s Republic of China
(Address of principal executive offices)

Yip Kok Thi
WSP Holdings Limited
No. 38 Zhujiang Road
Xinqu, Wuxi,
Jiangsu Province
People’s Republic of China
Phone: +86-510-8536-0401
Email: info@wsphl.com

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of exchange on which each class is to be registered
American Depositary Shares, each representing 2 ordinary shares, par value $0.0001 per share	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

200,000,000 ordinary shares, par value $0.0001 per share, as of December 31, 2007.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of ‘‘accelerated filer and large accelerated filer’’ in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated Filer	Accelerated filer	Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP	International Financial Reporting Standards as issued by the International Accounting Standards Board	Other

If ‘‘Other’’ has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.

Item 17      Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes No

i

INTRODUCTION

Unless the context otherwise requires, in this annual report on Form 20-F,

•	‘‘we,’’ ‘‘us,’’ ‘‘our company,’’ ‘‘our’’ or ‘‘WSP Holdings’’ refers to WSP Holdings Limited, which, unless otherwise required under the context, includes its predecessor entities and its consolidated subsidiaries;

•	‘‘ADSs’’ refers to our American depositary shares, each of which represents two ordinary shares;

•	‘‘China’’ or ‘‘PRC’’ refers to the People’s Republic of China, excluding, for the purpose of this annual report on Form 20-F only, Taiwan, Hong Kong and Macau;

•	‘‘Oil Country Tubular Goods,’’ or ‘‘OCTG,’’ refers to pipes and other tubular products used in the exploration, drilling and extraction of oil, gas and other hydrocarbon products. OCTG mainly consist of casing, tubing and drill pipes. Unless otherwise indicated, discussions relating to OCTG in this annual report on Form 20-F are limited to these three types of OCTG;

•	‘‘Production capacity’’ refers to the maximum production capacity that can be achieved at the optimal level of operations of a production line, calculated using an estimated product mix for such production line, which may differ from its actual product mix;

•	‘‘RMB’’ or ‘‘Renminbi’’ refers to the legal currency of China, ‘‘HK$’’ refers to the legal currency of Hong Kong, and ‘‘$,’’ ‘‘US$’’ or ‘‘U.S. dollars’’ refers to the legal currency of the United States; and

•	‘‘shares’’ or ‘‘ordinary shares’’ refers to our ordinary shares, par value $0.0001 per share.

Some names of companies given in this annual report are translated or transliterated from Chinese if the original legal name is only in Chinese.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2005, 2006 and 2007.

We use U.S. dollars as our reporting currency in our financial statements and in this annual report. When reporting our operating results and financial position, we use the monthly average exchange rate for the year and the exchange rate at the balance sheet date, respectively, as published by the People’s Bank of China. With respect to amounts not recorded in our consolidated financial statements included elsewhere in this annual report, all translations from Renminbi amounts into U.S. dollars were made at the noon buying rate in The City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate, on December 31, 2007, which was RMB7.2946 to $1.00. We make no representation that the Renminbi amounts in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. See ‘‘Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Fluctuations in exchange rates could adversely affect our business as well as result in foreign currency exchange losses.’’ On June 10, 2008, the noon buying rate was RMB6.9248 to $1.00.

We completed the initial public offering of 25,000,000 ADSs on December 6, 2007. On December 6, 2007, we listed our ADSs on the New York Stock Exchange under the symbol ‘‘WH.’’ In January 2008, the underwriters exercised their over-allotment option for the purchase of an additional 2,894,900 ADSs.

PART I

Item 1.    Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.    Offer Statistics and Expected Timetable

Not Applicable.

Item 3.    Key Information

A.    Selected Financial Data

The following selected consolidated financial should be read in conjunction with our consolidated financial statements and notes to those consolidated financial statements included elsewhere in this annual report and ‘‘Item 5. Operating and Financial Review and Prospects.’’ The selected consolidated statement of operations data for the years ended December 31, 2005, 2006 and 2007 and the selected consolidated balance sheet data as of December 31, 2006 and 2007 are derived from our audited consolidated financial statements, which are included elsewhere in this annual report. The selected consolidated statement of operations data for the years ended December 31, 2004 and the selected consolidated balance sheet data as of December 31, 2004 and 2005 are derived from our audited consolidated financial statements, which are not included in this annual report. Our audited condensed consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

We have not included financial information for the year ended December 31, 2003, as such information is not available on a basis that is consistent with the consolidated financial information for the years ended December 31, 2004, 2005, 2006 and 2007. Wuxi Seamless Oil Pipes Company Limited, or WSP China, historically prepared limited unconsolidated financial statements under PRC accounting standards for internal purposes and to support tax return information only. Such financial information for the year ended December 31, 2003 cannot be provided on a U.S. GAAP basis without unreasonable effort or expense.

	For the year ended December 31,
	2004	2005	2006	2007
	(in thousands, except for share and per share data)
Selected Consolidated Income Statement Data:
Net revenues	$128,497	$241,012	$366,501	$483,783
Cost of revenues	(116,943)	(198,550)	(281,106)	(357,997)
Gross profit	11,554	42,462	85,395	125,786
Selling and marketing expenses	(1,032)	(2,056)	(4,102)	(8,578)
General and administrative expenses	(2,243)	(6,356)	(9,799)	(13,591)
Other operating income (expenses)	706	(499)	(549)	(32)
Income from operations	8,985	33,551	70,945	103,585
Interest income (expense), net	(1,241)	(1,901)	(1,735)	(10,541)
Other income (expense)	(3)	(86)	4	212
Exchange differences	(32)	741	357	(1,898)
Income from continuing operations	7,709	32,305	69,571	91,358
Provision for income taxes	(630)	(4,198)	(10,582)	(15,188)
Earnings in equity investments	260	266	67	—
Minority interest	—	47	(371)	(1,609)
Net income from continuing operations	7,339	28,420	58,685	74,561
Net income (expense) from discontinued operations	(862)	(4,104)	233	—

	For the year ended December 31,
	2004	2005	2006	2007
	(in thousands, except for share and per share data)
Net income	6,477	24,316	58,918	74,561
Net income per share—basic
Income from continuing operations	0.08	0.31	0.40	0.49
Loss on discontinued operations	(0.01)	(0.04)	—	—
Net income per share	0.07	0.27	0.40	0.49
Net income per share—diluted
Income from continuing operations	0.08	0.31	0.40	0.48
Loss on discontinued operations	(0.01)	(0.04)	—	—
Net income per share	0.07	0.27	0.40	0.48
Weighted average ordinary shares outstanding:
Basic	86,447,932	91,315,420	145,954,406	153,561,644
Diluted	86,447,932	91,315,420	145,954,406	153,738,133

	As of December 31,
	2004	2005	2006	2007
	(in thousands)
Consolidated balance sheet data
Cash and cash equivalents	$2,465	$10,475	$23,505	$179,973
Restricted cash	17,683	35,437	55,657	120,759
Accounts and bills receivable, net	34,078	34,054	56,947	137,497
Advances to suppliers	16,465	13,598	15,684	18,167
Inventories	28,468	75,892	86,562	163,246
Total current assets	110,641	175,551	248,719	626,042
Property and equipment, net	24,830	82,301	153,143	185,136
Acquired intangible assets	—	325	231	187
Total assets	147,848	272,041	413,334	827,221
Accounts payable	48,271	65,796	112,806	179,065
Borrowings—due within one year	49,417	76,654	104,967	208,356
Total current liabilities	124,511	170,304	259,859	423,032
Total liabilities	124,789	215,155	314,371	482,095
Minority interest	—	996	2,813	4,002
Total shareholders’ equity	23,059	55,890	96,150	341,124
Total liabilities, minority interest, and shareholders’ equity	$147,848	$272,041	$413,334	$827,221

Exchange rate information

We use U.S. dollars as our reporting currency in our financial statements and in this annual report. When reporting our operating results and financial position, we use the monthly average exchange rate for the year and the exchange rate at the balance sheet date, respectively, as published by the People’s Bank of China. With respect to amounts not recorded in our consolidated financial statements included elsewhere in this annual report, all translations from Renminbi amounts into U.S. dollars were made at the noon buying rate in The City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate, on December 31, 2007, which was RMB7.2946 to $1.00. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. See ‘‘Item 3. Key Information—D. Risk factors—Risks Related to Doing Business in China—Fluctuations in exchange rates could adversely affect our business as well as result in foreign currency exchange losses.’’ On June 10, 2008, the noon buying rate was RMB6.9248 to $1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you. The source of these rates is the Federal Reserve Bank of New York.

Period	Period end	Average(1)	Low	High
	(RMB per $1.00)
2002	8.2800	8.2772	8.2800	8.2700
2003	8.2767	8.2771	8.2800	8.2765
2004	8.2765	8.2768	8.2774	8.2764
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008
January	7.1818	7.2405	7.2946	7.1818
February	7.1115	7.1644	7.1973	7.1100
March	7.0120	7.0722	7.1110	7.0105
April	6.9870	7.0000	7.0185	6.9840
May	6.9400	6.9725	7.0000	6.9377
June (through June 10, 2008)	6.9248	6.9352	6.9633	6.9230

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.    Capitalization and Indebtedness

Not Applicable.

C.    Reasons for the Offer and Use of Proceeds

Not Applicable.

D.    Risk Factors

Risks related to our business

Declines in domestic and international oil and natural gas prices, or domestic and international exploration, drilling and production activities, would adversely affect our profitability.

Demand for our OCTG products depends significantly on the number of domestic and worldwide oil and gas wells drilled, completed and reworked, as well as the depth and drilling conditions of these wells. The level of such drilling activities in turn depends on the level of capital spending by major oil and gas companies. A decline in domestic and worldwide oil and gas exploration, drilling and production activities would adversely affect our results of operations. Decreased demand for our products would be expected to result not only from periods of decreased capital spending and activities in exploration, drilling and production, but also from the resulting build up of customer inventory, as certain OCTG products associated with idle rigs such as tubing can be reused on active rigs, making new purchases unnecessary.

Capital spending on OCTG used for oil and natural gas exploration, drilling and production activities is driven in part by the prevailing prices for oil and natural gas and the perceived stability and sustainability of those prices. Our revenues and net income have increased significantly in the past three years, due in part to increases in oil and natural gas prices, which have also reached historically high levels during this period. However, oil and natural gas prices are also subject to significant volatility due to numerous factors beyond our control, including, but not limited to, changes in the supply and demand for oil and natural gas, market uncertainty, world events, regulatory control (including by the PRC government), political developments in petroleum producing regions and the price and availability of alternative energy sources.

We can provide no assurance that oil and natural gas prices will not decline from the historical highs reached in recent periods or that such prices will otherwise remain at sufficiently high levels to support demand for our products. Any declines in the price of oil and natural gas, even for a short period of time, may reduce or curtail expenditures by oil and gas companies in connection with exploration, drilling and production activities, which may result in lower sales volumes and prices for our products in the PRC and overseas and materially and adversely affect our results of operations and financial condition.

Our results of operations may be adversely affected by increases in steel prices.

Steel is the principal raw material for our products. Raw materials accounted for 91.5%, 86.1% and 80.9% of our cost of revenues in 2005, 2006 and 2007, respectively. Any increase in the steel price could reduce our profit margin if we are unable to pass such increased costs on to our customers. Since the end of 2003, the price of steel has increased substantially due in part to increasing demand which has significantly affected our gross margin. We experienced a substantial increase in steel prices also in 2007, and we expect the steel price to continue to rise in 2008. The price of steel has had, and will continue to have, a significant impact on our cost of revenues. If we are unable to manage our purchases of steel at prices acceptable to us or if the prices of steel increase significantly and we are not able to pass on all or part of any such price increases to our customers, our profit margins may decrease and our results of operations would be materially and adversely affected.

Our operating results may be subject to seasonal fluctuations, which may result in significant volatility in, and otherwise adversely affect, our revenue and profitability.

Our operating results may fluctuate as a result of a number of factors, many of which are beyond our control. Our net revenues have generally decreased in the first quarter and the third quarter of the year. Our customers tend to build up their inventories of our products during the fourth quarter in anticipation of the Chinese New Year holiday which generally takes place in late January or early February of the following year. In addition, business activities in China generally slow down in the first quarter of each year during the Chinese New Year period, which adversely affects our sales and results of operations during that period. Hot summer months may also impact the productivity of the employees working in our production facilities. The above-described seasonal trends that we have experienced in the past may not apply to, or be indicative of, our future operating results. If we do not meet financial expectations of securities analysts or investors, the price of our ADSs may decline.

We depend on a limited number of customers, and any loss of these customers could materially and adversely affect our revenue and profitability.

Our customers include oil and gas companies in the PRC and abroad. Aggregate sales attributable to our five largest customers represented approximately 71.4%, 60.5% and 55.8% of our net revenues for the years ended December 31, 2005, 2006 and 2007, respectively. We cannot assure you that we will be able to maintain or improve our relationships with these customers, or that we will be able to continue to supply products to these customers at current levels or at all. In addition, our business is affected by competition in the oil and gas industry, and any decline in our major customers’ businesses in these markets could lead to a decline in purchase orders from these customers. If any of our key customers were to substantially reduce the size or amount of the orders they place with us or were to terminate their business relationship with us entirely, we cannot assure you that we would be able to obtain orders from other customers to replace any such lost sales on comparable terms or at all. If any of these relationships were to be so altered and we were unable to obtain replacement orders, our business, results of operations and financial condition would be materially and adversely affected.

Our sales contracts typically have a term of less than six months and, as a result, customers may reduce their orders or terminate their relationships with us almost immediately.

Sales of our products are typically conducted either through purchase orders or sales contracts with a term less than six months. As a result, our customers may choose to terminate their relationship with us after completion of the shipment or expiration of the contract, as the case may be. Our customers are also not obligated in any way to continue placing orders with us at historical levels or at all. If any of our customers, particularly our key customers, were to materially reduce their orders with us or were to terminate entirely their business relationship with us with short notice, we might not have sufficient time to locate alternative customers and our business and results of operations could be materially and adversely affected.

We cannot assure you that our products will pass the periodic inspection by API or the qualification process of potential customers, and our failure to pass such inspection or qualification will adversely affect our business prospects and results of operations.

We have obtained certificates from API to use the official API monogram on our products to demonstrate that our products meet the API standards. These certificates are subject to periodic inspections by API. Furthermore, our growth strategies include increasing our sales in the PRC domestic market, as well as expanding into international markets such as North America, the Middle East, Asia, Africa and Russia. It is standard industry practice that an OCTG manufacturer must first pass a qualification process to become an approved supplier of an oil and gas company before providing OCTG products to that company. We cannot assure you that we will be able to obtain the necessary certifications from API or approvals for new products from our existing customers or approvals from any new customers. Even if we can ultimately secure such approvals or certifications, we cannot assure you that such certifications and approvals can be obtained in a timely manner or can be maintained. If we fail to become an approved supplier of our potential customers, or if we are unable to obtain or maintain such approval in a timely manner, we may not be able to execute our expansion plans and our business prospects and results of operations may be materially and adversely affected.

If we are unable to compete effectively in the OCTG industry, our revenue and profits may decrease.

We face intense competition in the domestic and international markets in which we operate. Domestically, we face competition from a number of manufacturers that produce OCTG that are similar to ours. Our major domestic competitors include Tianjin Pipe (Group) Corporation, Shanghai Baosteel Group Corporation, and Pangang Group Chengdu Iron & Steel Co., Ltd, which are mostly state-owned enterprises. We also face competition from international manufacturers, such as Tenaris in Argentina, Vallourec & Mannesmann Tubes in France, TMK in Russia, Sumitomo and JFE in Japan, and U.S. Steel in the United States. Our major competitors may have longer operating history, larger customer base, stronger customer relationships, greater brand or name recognition and greater financial, technical, marketing and public relations resources than we do. Some of our competitors may also be better positioned to develop superior product features and technological innovations and be able to better adapt to market trends than we are.

Our ability to compete depends on, among other things, high product quality, short lead-time, timely delivery, competitive pricing, range of product offerings and superior customer service and support. Increased competition may require us to reduce our prices or increase our costs and may have a material adverse effect on our financial condition and results of operations. Any decrease in the quality of our products or level of our service to our customers or any occurrence of a price war among our competitors and us may adversely affect our business and results of operations. If we are unable to remain competitive, we may not be able to increase or even maintain our current share of the OCTG market in China or overseas or continue to achieve our current level of profitability.

We cannot assure you that we will be successful in implementing our future expansion plans, in particular our plans for international expansion and overseas sales, or in managing our growth.

A principal component of our future strategy is to continue to grow by expanding our production capacity and further developing our overseas sales. Our future growth will depend on a number of factors,

including, but not limited to, our ability to manage expansion and overseas operations, obtain any required financing, achieve operational efficiencies, and secure sufficient access to raw materials. Some of these factors are beyond our control. As a result, we may not be able to successfully manage our growth or expand our operations, which could have a material adverse effect on our business, financial condition and results of operations.

In addition, we may need to increase the number of our employees and enhance our operational and financial systems to handle the increased complexity and the expanded geographical coverage of our operations associated with our growth. We cannot assure you that we will be able to attract and retain qualified management staff and employees or that our current operational and financial systems and controls will be adequate to accommodate future growth. This could have a material adverse effect on our business, financial condition and results of operations.

We face risks associated with the marketing, distribution and sale of our products internationally, and if we are unable to manage these risks effectively, they could impair our ability to expand our business overseas.

Our international expansion targets are mature markets in terms of OCTG production. In order for us to succeed, we need to take market share away from the existing suppliers of seamless OCTG in these markets. We cannot assure you that we will be able to do so in these competitive markets.

Moreover, our plans for international expansion may be hindered by the following:

•	cultural differences and other difficulties in staffing and managing overseas operations;

•	inherent difficulties and delays in contract enforcement and collection of receivables through the use of foreign legal systems;

•	volatility in currency exchange rates;

•	the risk that foreign countries may impose withholding taxes (or otherwise tax our foreign income or place restrictions on repatriation of profit);

•	the risk of barriers, such as anti-dumping and other tariffs or other restrictions being imposed on foreign trade;

•	changes in the political, regulatory, or economic conditions in a foreign country or region; and

•	the burden of complying with foreign laws and regulations.

If we are unable to manage these risks effectively, our ability to conduct or expand our business overseas would be impaired, which may in turn materially and adversely affect our business, financial condition, results of operations and prospects.

Our business depends on our ability to attract and retain members of our senior management team and other key personnel.

Our future success is dependent on the efforts, performance and abilities of our key management team, particularly Mr. Piao Longhua, our chairman and chief executive officer. Mr. Piao founded our company and has extensive industry experience. We do not maintain key man insurance on any of our management personnel. As the OCTG industry in the PRC continues to become more competitive, we expect the competition for management and other skilled personnel to intensify. Failure to attract and retain qualified employees or the loss of any member of our senior management may result in a loss of organizational focus, poor operating execution or an inability to identify and execute potential strategic initiatives such as overseas expansion and new product offerings. This could, in turn, materially and adversely affect our business, financial condition and results of operations.

Our business relies on our ability to retain and attract experienced sales staff and our ability to maintain and expand our existing sales networks both domestically and overseas.

Our experienced sales staff constitutes an essential part of our business. In the domestic PRC market, our sales staff possesses strong technical backgrounds in the OCTG industry, which enable them to provide and deliver on-site technical support to our customers. We rely on our four sales offices located in the Daqing, Changqing, Xinjiang and Sichuan oilfields to directly sell our products to major oilfields in the PRC. In addition to providing on-site services to our customers throughout the sales process and after-sales support, our sales staff also helps us maintain good relationships with our customers. Internationally, we sell our products through our distributors and sales agents. The loss of services of any of our experienced sales staff without timely replacement, the inability to attract and retain sales personnel, or the loss of any of our major distributors or sales agents may have an adverse effect on our business. If we are unable to maintain our existing sales network, our operations may be materially and adversely affected.

We depend on a limited number of suppliers for a majority of our raw material requirements, and interruption of raw material delivery could prevent us from delivering our products in a timely manner to our customers in the required quantities, and in turn result in order cancellations, decreased revenue and loss of market share.

Our operations depend on our ability to obtain adequate and quality supplies of our primary raw materials, namely round steel billets and green pipes, in a timely manner. If our suppliers fail to meet our quality standards or our quantity demands, our production and sales volume and our results of operation will be adversely affected. We currently rely on two major suppliers to supply round billets to us with which we have entered into long-term arrangements. See ‘‘Item 4. Information on the Company—B. Business Overview—Manufacturing—Suppliers of raw materials.’’ However, we cannot guarantee that our long-term arrangements with these two suppliers will provide us with a reliable supply of raw materials we need. If there is any supply shortage, we may be unable to deliver our products in a timely manner to our customers in the required quantities, which in turn could result in order cancellations, decreased revenue and loss of market share.

We may be unable to prevent possible resales or transfers of our products to countries, governments, entities, or persons targeted by United States economic sanctions, especially when we sell our products to distributors over which we have limited control.

The U.S. Department of the Treasury’s Office of Foreign Assets Control, or OFAC, administers certain laws and regulations, or U.S. Economic Sanctions Laws, that impose restrictions upon U.S. persons and, in some instances, foreign entities owned or controlled by U.S. persons, with respect to activities or transactions with certain countries, governments, entities and individuals that are the subject of U.S. Economic Sanctions Laws, or Sanctions Targets. U.S. persons are also generally prohibited from facilitating such activities or transactions. We will not use any proceeds from the sale of our ADSs to fund any activities or business with any Sanctions Targets with respect to activities or transactions prohibited by U.S. Economic Sanctions Laws. We sell our products in international markets primarily through independent non-U.S. distributors which are responsible for interacting with the end customers of our products. In the three years ended December 31, 2007, we did not have any direct sales to Sanctions Targets, but we indirectly sold a portion of our products to them. To the best of our knowledge, in 2006 and 2007, our indirect sales to Sanctions Targets, including Burma, Cuba, Sudan and Syria, accounted for approximately 9% and 2.8%, respectively, of our net revenues. While we believe that U.S. Economic Sanctions Laws under their current terms are not applicable to our activities, we have nonetheless decided to take measures to prevent any future sales of our products, either directly or indirectly, to Sanctions Targets. See ‘‘Item 5. Operating and Financial Review and Prospects—A. Operating Results—Internal control over distribution of our products.’’ However, we cannot assure you that our measures will be able to prevent all sales of our products, directly or indirectly, to Sanctions Targets in the future. We do not always know the end customers to whom our distributors resell our products, and our distributors may breach their covenant to us not to resell our products to Sanctions Targets. If such resales occur in the future, our reputation could be adversely affected, some of our U.S. investors may be required to sell their interests in our company under the laws of certain U.S. states or under internal investment policies or may decide for reputational reasons to sell such interests, and some U.S. institutional investors may forego the purchase of our ADSs, all of which could materially and adversely affect the value of our ADSs and your investment in us.

Measures such as initiation of anti-dumping and anti-subsidy proceedings and imposition of anti-dumping and/or countervailing duties by governments in our overseas markets could materially and adversely affect our export sales.

Anti-dumping and anti-subsidy proceedings have been initiated by some countries in relation to steel products, resulting in anti-dumping and/or countervailing duties being imposed by those countries on steel products. Those and other similar measures could trigger trade disputes in the international steel product markets that could adversely affect our exports.

The Canada Border Services Agency, or CBSA, initiated an investigation on August 13, 2007 on the alleged dumping and subsidizing of certain seamless carbon and alloy steel oil and gas well casings from China after receiving a complaint from Tenaris Algoma Tubes Inc., a Canadian manufacturer. We were named as one of the 30 exporters of the goods from China subject to the investigation. On November 9, 2007, the CBSA made its preliminary determination that exports of carbon and alloy steel seamless oil and gas well casings were being dumped and were subsidized. These preliminary findings resulted in the imposition of a 44% preliminary duty on our products imported into Canada. In February 2008, CBSA made a final determination which imposed anti-dumping and countervailing duties on the subject goods imported into Canada from China subsequent to CBSA’s initial determination in November 2007. In March 2008, the Canadian International Trade Tribunal, or CITT, which adjudicates whether dumped goods or subsidized imports have caused a material injury to the Canadian industry, did not find present material injury, and ordered that any anti-dumping and countervailing duties paid by the importers on exports of oil and gas well casings from China subsequent to November 2007 be refunded to importers. However, CITT also reached a conclusion that the domestic industry is threatened with injury by future imports, thus imposing anti-dumping and countervailing duties from March 10, 2008. Accordingly, should the Company seek to sell products into Canada in the future, the Company is obligated to comply with price guidance provided by the CBSA in order to avoid any anti-dumping or countervailing duties.

In addition, there is no assurance that there will not be similar actions taken in the future in other countries against Chinese-made seamless OCTG products. For example, in March 2002, the U.S. government imposed certain quotas and tariffs on imports of a range of steel products. Although the United States lifted those tariffs in December 2003, there can be no assurance that the United States or other countries will not impose other quotas or tariffs. Furthermore, some U.S. producers of welded steel pipes have recently filed petitions with the U.S. Department of Commerce and the U.S. International Trade Commission alleging that exports of welded steel pipe products by Chinese companies into the United States were subsidized by the Chinese government. We do not currently produce any welded steel pipe products. However, if there is any similar action filed against us regarding products we sell in the future, even without merits, it will divert significant company resources and management’s attention and could have an adverse impact on the prices and sales of our products in such countries, which could adversely affect our business prospects and results of operations. If any judgment is entered into against us in such an action, we may be subject to fines and penalties and restrictions on sales activities, and our overseas sales would be materially and adversely affected.

If we are unable to continue developing our production technology or adopt new production technology, our business and prospects may be harmed.

The OCTG industry is competitive and the production technology underlying the industry is evolving. As customers’ needs, related technologies and market trends are subject to change, we cannot assure you that we will be able to correctly predict the trends in a timely manner. If we fail to correctly predict changes in the production technology or develop or adopt competitive technology on a timely basis, we may not be able to respond effectively to competitive industry conditions and changing customer demands.

Responding and adapting to technological developments and changes in the OCTG industry and the integration of new technologies or industry standards, may require substantial investment of resources, time and capital. Even if we implement such measures, there can be no assurance that we will succeed in adequately responding and adapting to such technological and industry changes. In the event that we are unable to respond successfully to technological and industry changes, our business, results of operations and competitiveness may be materially and adversely affected.

Failure to protect our intellectual property rights may materially and adversely affect our competitive position and operations, and we may be exposed to infringement or misappropriation claims by third parties.

Our success is in part attributable to the technologies, know-how and other intellectual properties that we have developed or acquired. See ‘‘Item 4. Information on the Company—B. Business Overview —Intellectual property rights’’ for information relating to our patents and trademarks. Although we rely upon a combination of trade secrets, confidentiality policies, non-disclosure and other contractual arrangements, and patent and trademark laws to protect our intellectual property rights, there can be no assurance that the steps we have taken to protect our intellectual property rights are adequate to prevent or deter infringement or other misappropriation of our intellectual property. We may not be able to detect unauthorized uses or take appropriate and timely steps to enforce our intellectual property rights. Any significant infringement of our proprietary technologies and processes or our intellectual property rights could weaken our competitive position and have an adverse effect on our operations. To protect our intellectual property rights, we may have to commence legal proceedings against any misappropriation or infringement. However, there can be no assurance that we will prevail in such proceedings. Furthermore, as we only hold PRC patents, if third parties manufacture and sell products using our technology outside of the PRC in competition against us, we would not have a legal cause of action against them.

Furthermore, we may be subject to litigation involving claims of patent infringement or the violation of other intellectual property rights of third parties. The defense of intellectual property suits, patent opposition proceedings and related legal and administrative proceedings can be both costly and time-consuming and may significantly divert the efforts and resources of our technical and management personnel. An adverse determination in any such litigation or proceedings to which we may become a party could subject us to significant liability to third parties, require us to seek licenses from third parties, to pay ongoing royalties, or to redesign our products or subject us to injunctions prohibiting the manufacture and sale of our products or the use of our technologies, which could materially and adversely affect our business, financial condition or results of operations. Protracted litigation could also result in our customers or potential customers deferring or limiting their purchase or use of our products until resolution of such litigation, which could adversely affect our business.

Failure to maintain an effective quality control system at our manufacturing facilities could have a material adverse effect on our business and operations.

The performance, quality and safety of our products are critical to the success of our business. These factors depend significantly on the effectiveness of our quality control systems, which in turn depend on a number of factors, including the design of our quality control systems, our quality-training program, and our ability to ensure that our employees adhere to the quality control policies and guidelines. Any significant failure or deterioration of our quality control systems could have a material adverse effect on our business reputation, results of operations and financial condition.

Significant product liability claims made against us, regardless of their success, could harm our business reputation, results of operations and financial condition.

Our OCTG products are sold primarily for use in oil and gas exploration, drilling and extraction activities. These activities are subject to inherent risks, including well failures, line pipe leaks and fires, that could result in death, personal injury, property damage, pollution or loss of production, all of which could result in liability claims made against us. We typically offer warranties on our products for a period of up to one year. During the warranty period, faulty products are repaired or replaced by us, or returned to us. Actual defects or allegations of defects in our products may give rise to claims against us for losses and expose us to claims for damages. Any such claims, regardless of their merits, could cause us to incur significant costs, divert our management’s attention, harm our business reputation or cause significant disruption to our operations. Furthermore, we can provide no assurance that we will be able to successfully defend against such claims, and we do not have any product liability insurance covering our products, except insurance covering those products sold in North America. If any such claims were successful, we could be subject to substantial liabilities, which could materially and adversely affect our results of operations and our financial condition.

If disruptions in our transportation network occur or our shipping costs substantially increase, we may be unable to deliver our products in a timely manner and our cost of revenues could increase.

We are highly dependent upon the transportation systems, including train, truck and ocean shipping, to ship our products. The transportation network is potentially exposed to disruption from a variety of causes, including labor disputes or port strikes, acts of war or terrorism and natural disasters. If our delivery times increase unexpectedly for any reasons, our ability to deliver products on time could be materially and adversely affected and result in delayed or lost revenue.

Our growth strategies require significant capital investments and may require us to seek external financing, which may not be available on terms favorable to us.

Our business operations and growth strategies require substantial capital investments, the availability of which depends on our ability to generate cash flow from operations, borrow funds on satisfactory terms and raise funds in the capital markets. Our ability to arrange for financing to support our capital expenditures and the cost of such financing are dependent on numerous factors, including general economic and capital markets conditions, interest rates and credit availability from banks or other lenders, many of which are beyond our control. In addition, increases in interest rates or failure to obtain external financing on terms favorable to us will affect our financing costs and our results of operations.

As of December 31, 2007, our total bank and other borrowings amounted to $263.1 million. In the event we are unable to obtain extensions of these borrowings when they become due, or if we are unable to obtain sufficient alternative funding at reasonable terms to make repayments, we will have to repay these borrowings with cash generated by our operating activities. Our business might not generate sufficient cash flow from operations to repay these borrowings, some of which are secured by significant amounts of our assets. In addition, repaying these borrowings with cash generated by our operating activities will divert our financial resources from the requirements of our ongoing operations and future growth, and would have a material adverse effect on our business, financial condition and future prospects.

Our financial leverage may hamper our ability to expand and may materially affect our results of operations.

Our ability to make scheduled payments under our financing agreements and any future financing transactions and our ability to refinance our debts, if necessary, will depend, among other things, on our future operating performance. From time to time, we will be required to repay our short-term borrowings and, as a result, we may need to allocate a portion of our cash flow to service these obligations. This could impair our ability to make necessary capital expenditures, develop business opportunities or make strategic acquisitions. We cannot assure you that our business will generate sufficient cash flow from operations in the future to service our debts and make necessary capital expenditures, in which case we may seek additional financing, dispose of certain assets or seek to refinance some or all of our debts. We cannot assure you that any of these alternatives can be implemented on satisfactory terms, if at all, or without breach of the terms and conditions of existing or future financing transactions. In the event that we are unable to meet our liabilities when they are due or if our creditors take legal action against us for payment, we may have to liquidate our long-term assets to repay our creditors. We may have difficulty converting our long-term assets into current assets in such a situation and may suffer losses upon the sale of our long-term assets. This would materially and adversely affect our operations and prevent us from successfully implementing our business strategy.

As a holding company, our ability to make distributions and other payments to our shareholders depends to a significant extent upon the distribution of earnings and other payments made by WSP China.

We declared a dividend of $15.0 million in January 2005, which was in turn contributed by our shareholders to increase the registered capital of WSP China. We declared dividends in the aggregate of $28.8 million in June and August 2006 and $32.5 million in October 2007. On November 30, 2006, our board of directors announced that it intended to approve an annual dividend up to 50% of our annual profits. However, our ability to distribute future dividends will be subject to various factors including, but not limited to, available cash and distributable reserves, investment requirements, and cash flow and working capital requirements, as well as the withholding tax obligations for dividend distribution under the tax taw. These factors depend on other factors that are beyond our control, including a possible economic downturn and delays in the payments made by customers. If we encounter any of these problems or others, we may not be able to declare and pay dividends in the future as currently planned. In addition, we are currently evaluating the impacts of the new PRC tax law on our dividend plan in 2008. Depending on future events and other changes in the regulatory environment or the business climates, our board of directors may determinate at a later time to change our dividend policy.

Our ability to make distributions or other payments to our shareholders depends primarily on payments from WSP China, whose ability to make such payments is subject to PRC regulations. Under PRC laws and accounting rules, dividends may be paid only out of distributable profits. Distributable profits with respect to WSP China refers to its after-tax profits as determined under PRC GAAP, less any recovery of accumulated losses and allocations to statutory funds that it is required to make. Any distributable profits that are not distributed in a given year are retained and are available for distribution in subsequent years. WSP China is required under PRC laws and regulations to allocate a portion of its annual after-tax profits, if any, to certain statutory reserves and funds prior to declaring and remitting dividends. For example, it is required to allocate 10% of its after-tax profit to statutory reserves until such reserves reach 50% of WSP China’s registered capital. Allocations to these statutory reserves and funds can only be used for specific purposes and are not transferable to us in the form of loans, advances or cash dividends. The calculation of distributable profits of WSP China under PRC GAAP differs in many respects from the equivalent calculation under U.S. GAAP. As a result, WSP China may not be able to pay dividends to us in any given year if it does not have distributable profits as determined under PRC GAAP, even if we have profits for the relevant year as determined under U.S. GAAP. Accordingly, if we do not receive dividend distributions from WSP China, our liquidity, financial condition and ability to make dividend distributions will be materially and adversely affected.

We may not be successful in our future acquisitions and investments.

If we are presented with appropriate opportunities, we may acquire additional businesses or assets as part of our growth strategy. Future acquisitions, investments and joint ventures may expose us to potential risks, and the success of our acquisitions, investments and joint ventures depend on a number of factors, including:

•	our ability to identify suitable opportunities for acquisitions, investments or joint ventures;

•	whether we are able to reach an acquisition, investment or joint venture agreement on terms that are satisfactory to us;

•	the extent to which we are able to exercise control over the acquired company or business;

•	the economic, business or other strategic objectives and goals of the acquired company or business compared to those of our company;

•	the diversion of management attention and resources from our existing business;

•	our ability to finance the acquisition, investment or joint venture; and

•	our ability to integrate successfully the acquired company or business.

If we fail to make acquisitions or investments or form joint ventures that are strategically important to us, our growth and business prospects may be limited. If we encounter difficulties in integrating the business we acquired, our financial condition and results of operations may be materially and adversely affected.

There have been material weaknesses and deficiencies in our internal control over financial reporting and there remain areas of our internal and disclosure controls that require improvement. If we fail to establish or maintain an effective system of internal controls, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our ADSs may be adversely impacted.

We are subject to reporting obligations under U.S. securities laws. The U.S. Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must audit and report on the effectiveness of the company’s internal control over financial reporting. These requirements will first apply to our annual report on Form 20-F for the fiscal year ending on December 31, 2008. Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future.

Prior to our initial public offering in December 2007, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audits of our consolidated financial statements included in this annual report on Form 20-F, we and our auditors, an independent registered public accounting firm, identified two material weaknesses in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board. The material weaknesses identified relate to (i) our inadequate accounting personnel with a good understanding of U.S. GAAP and SEC reporting requirements, and (ii) our lack of a comprehensive accounting policies and procedures manual. In addition, our auditors also identified a significant deficiency relating to the lack of certain accounting controls in one of our subsidiaries, Jiangsu Fanli Pipe Co., Ltd., or Jiangsu Fanli. If we had performed a thorough assessment of our internal control over financial reporting or if our independent registered public accounting firm had performed an audit of our internal control over financial reporting, additional material weaknesses, significant deficiencies or control deficiencies might be identified.

If we fail to timely achieve and maintain the adequacy of our internal controls, our management may conclude that our internal control over financial reporting is not effective. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports and is important to help prevent fraud. As a result, our failure to achieve and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the market price of our ADSs.

Our business is substantially dependent on the continuing devotion of our chairman and chief executive officer, and our business may be materially and adversely affected if we lose his service.

Mr. Piao Longhua, our chairman and chief executive officer, is a director and controlling shareholder of several private companies, including Eastar Industries, Inc., Expert Master Holdings Limited, or EMH, Lianyungang Eastar Photonics Technologies Co., Ltd., Regalia Investments Holdings Ltd., WSP Canada Ltd., or WSPC, WSP Pipe LLC, Wuxi Huayi Investment Company Limited, Wuxi Longhua Steel Pipes Company Limited and Cambodia Iron and Steel Mining Industry Group. We cannot assure you that Mr. Piao will be able to devote substantially all of his time to our business given his duties to other companies and the changing business environment that may demand more of his time outside of our company. For example, in November, 2007, EMH completed a round of financing and loaned the money to Mr. Piao in relation to his purchase of a controlling equity interest in Cambodia Iron and Steel Mining Industry Group, an iron ore mining company, and Mr. Piao became a director of that company. In addition, although none of these companies currently engages in the production and sale of OCTG products, we cannot assure you that they will not enter into such business in the future. See ‘‘Item 6. Directors, Senior Management and Employees—C. Board Practices—Code of business conduct and ethics’’ for more details on our code of business conduct and ethics with respect to conflict of interests. If Mr. Piao is not able to devote a substantial amount of his time to our business, or if any dispute arises between Mr. Piao and us, we cannot assure you that we will be able to find a suitable replacement timely or at all, and our business may be adversely and materially affected.

Control or significant influence by our existing shareholders may limit your ability to affect the outcome of decisions requiring the approval of shareholders.

EMH owned approximately 50.6% of our issued share capital as of the date of this annual report. Mr. Piao, our chairman and chief executive officer, is the sole shareholder of EMH, and has control over our business, including matters relating to our management and policies and certain matters requiring the approval of our shareholders, such as election of directors, approval of significant corporate transactions and the timing and distribution of dividends. Furthermore, our articles of association contain a quorum requirement of at least a majority of our total outstanding shares present in person or by proxy. EMH, with an aggregate shareholding sufficient to constitute a quorum, could approve by itself actions that require a majority vote at shareholder meetings, which may not be in the best interest of our other shareholders. Furthermore, UMW China Ventures (L) Ltd., or UMW Ventures, which beneficially owns approximately 22.3% of our issued share capital as of the date of this annual report will have significant influence over our business. UMW Ventures was a wholly-owned subsidiary of UMW Holdings Berhad, or UMW. Our vice chairman, Abdul Halim bin Harun, was appointed by UMW. To the extent the interests of EMH or UMW conflict with the interests of other shareholders, the interests of other shareholders may be disadvantaged and harmed. Moreover, we have in the past entered into related party transactions with the affiliates of EMH and UMW, and we expect to continue to enter into related party transactions, subject, if applicable, to our audit committee’s review and approval.

We have limited insurance coverage in China.

The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited commercial insurance products. We have determined that balancing the risks of disruption or liability from our business, or the loss or damage to our property, including our facilities, equipment and office furniture, the cost of insuring for these risks on the one hand, and the difficulties associated with acquiring such insurance on commercially reasonable terms on the other hand, makes it impractical for us to have such insurance. As a result, we only maintain property insurance with respect to our operations that covers general property, plant and equipment, and shipping and transportation. We do not have any product liability insurance covering our products, except for property liability insurance covering our products sold in North America. We do not maintain business interruption or key-man insurance in China. Consequently, any uninsured occurrence of loss or damage to property, litigation or business disruption may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our operating results. The occurrence of certain incidents including fire, severe weather, earthquake, war, flooding, power outages and the consequences resulting from them may not be covered adequately, or may not be covered at all, by our insurance policies. If we were to incur substantial liabilities that were not covered by our insurance, or if our business operations were interrupted for more than a short period of time, we could incur costs and losses that could materially and adversely affect our results of operations.

We may not be able to obtain the necessary PRC government authorization, the land use rights certificate or the building ownership certificate for one of our properties.

We have not obtained PRC government authorization, the land use rights certificate or the building ownership certificate with respect to one of our warehouse facilities with a gross floor area of approximately 1,000 square meters. There is no assurance that we will be able to obtain PRC government authorization, the land use rights certificate or the building ownership certificate for this property. If we fail to obtain such authorization or certificates in a timely manner, or at all, we may be required to relocate this warehouse facility, which could materially and adversely affect our financial condition and results of operations.

Risks related to doing business in China

The PRC’s economic, political and social conditions, as well as governmental policies, could affect the financial markets in China, our liquidity and access to capital and our ability to operate our business.

Substantially all of our business operations are conducted in China. Accordingly, our results of operations, financial condition and prospects are subject to a significant degree to economic, political and legal developments in China. China’s economy differs from the economies of developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past 30 years, growth has been uneven across different regions and among various economic sectors of China. The PRC government has implemented various measures to encourage economic development and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. More generally, if the business environment in China deteriorates from the perspective of domestic or international investors, our business in China may also be adversely affected.

Uncertainties with respect to the PRC legal system could materially and adversely affect us.

We conduct our business primarily through our subsidiaries and affiliated entities in China. PRC laws and regulations govern our operations in China. Our subsidiaries are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws applicable to wholly foreign-owned enterprises. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value.

Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system and recently enacted laws and regulations that may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their non-binding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until some time after the violation. In addition, any litigation in China, regardless of outcome, may be protracted and result in substantial costs and diversion of resources and management attention.

Recent PRC regulations relating to offshore investment activities by PRC residents may increase our administrative burden and restrict our overseas and cross-border investment activity. If our shareholders who are PRC residents fail to make any required applications and filings under such regulations, we may be unable to distribute profits and may become subject to liability under PRC laws.

Regulations were recently promulgated by the PRC National Development and Reform Commission and the PRC State Administration of Foreign Exchange, or SAFE, that require registrations with, and approvals from, PRC government authorities in connection with direct or indirect offshore investment activities by PRC residents, including PRC individuals and PRC corporate entities. These regulations apply to our shareholders who are PRC residents and may also apply to certain of our offshore acquisitions as well.

In the event that a PRC shareholder with a direct or indirect stake in an offshore parent company fails to make the required SAFE registration, the PRC subsidiaries of that offshore parent company may be prohibited from making distributions of profit to the offshore parent and from paying the offshore parent proceeds from any reduction in capital, share transfer or liquidation in respect of the PRC subsidiaries. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for foreign exchange evasion.

Our current beneficial owner who is PRC resident has registered with the local SAFE branch as required under these regulations relating to offshore investment activities. However, the failure of our beneficial owner to timely amend his SAFE registrations pursuant to regulations or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures may subject such beneficial owners to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute dividends to our company or otherwise adversely affect our business.

The New M&A Rule may delay or inhibit our ability to complete certain mergers and acquisitions which could affect our ability to expand our business or maintain our market shares.

On August 8, 2006, six PRC regulatory agencies, namely, the PRC Ministry of Commerce, the State Assets Supervision and Administration Commission, or SASAC, the State Administration for

Taxation, the State Administration for Industry and Commerce, the China Securities Regulatory Commission, or CSRC, and SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rule, which became effective on September 8, 2006. This New M&A Rule purports, among other things established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In the future, we may grow our business in part by acquiring complementary businesses. Complying with the requirements of the New M&A Rule to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Restrictions on currency exchange may limit our ability to utilize our revenues effectively.

The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive much of our revenues in Renminbi. Under our current structure, our income is primarily derived from dividend payments from our PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the SAFE by complying with certain procedural requirements. However, approval from appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of bank loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Fluctuations in exchange rates could adversely affect our business as well as result in foreign currency exchange losses.

Our financial statements are expressed in U.S. dollars. The functional currency of WSP Holdings is U.S. dollars and the functional currency of our PRC operating subsidiaries is Renminbi. The change in value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. See ‘‘Item 5. Operating and Financial Review and Prospects—A. Operating Results—Quantitative and qualitative disclosure about market risks—Foreign currency risks’’ for a description of the recent PRC foreign exchange policy changes. A substantial portion of our sales is denominated in U.S. dollars and Renminbi, while substantially all of our costs and expenses are denominated in Renminbi. As a result, appreciation of Renminbi since July 2005 has increased, and further appreciation of Renminbi could further increase, our costs. If we were to increase our prices to compensate for the increased costs, we may decrease the market competitiveness of our products. This could result in a decrease in our international sales and materially and adversely affect our business.

In addition, as we rely primarily on dividends paid to us by WSP China, our operating subsidiary in the PRC for our cash requirement, any significant revaluation of the Renminbi may have a material adverse effect on our financial condition and results of operations. The value of, and any dividends payable on, our ADSs in foreign currency terms will also be affected. For example, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, an appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. Conversely, when converting the U.S. dollars we received from our financing activities and oversea sales into Renminbi for our operations, any appreciation of the Renminbi against the U.S. dollar will decrease the Renminbi amount we receive from the conversion.

There are only limited hedging transactions available in the PRC to reduce our exposure to exchange rate fluctuations. We are in the process of entering into hedging transactions to reduce our exposure to foreign currency exchange risk, but the availability and effectiveness of these transactions may be limited and we may not be able to successfully hedge our exposure at all.

Our business benefits from certain PRC government incentives, and expiration of, or changes to, these incentives could have a material adverse effect on our results of operations.

The PRC government has provided various incentives to foreign invested enterprises. Prior to December 31, 2007, as a foreign-invested enterprise and a high and new technology enterprise located in the Wuxi National High-Tech Industrial Development Zone, WSP China was subject to a foreign enterprise income tax, or FEIT, of 15%. In addition, WSP China enjoyed a five-year tax holiday that ended in 2004, pursuant to which it paid a FEIT at the rate of 7.5% in 2004. See ‘‘Item 5. Operating and Financial Review and Prospects—A. Operating Results—Taxation’’ for more details.

In March 2007, the PRC National People’s Congress passed the PRC Enterprise Income Tax Law, or the New Tax Law, and in December 2007, the State Council promulgated the implementing rules of the New Tax Law, both of which became effective on January 1, 2008. Under the New Tax Law, foreign invested enterprise, or FIE, and domestic companies are subject to a uniform income tax rate of 25%. According to the New Tax Law, entities that qualify as ‘‘high and new technology enterprises supported by the state’’ are expected to benefit from a reduced tax rate of 15% as compared to the uniform tax rate of 25%. Our effective income tax rate will increase unless we are otherwise eligible for preferential treatment. However, there can be no assurance that WSP China will qualify as a ‘‘high and new technology enterprise’’ and benefit from a preferential tax rate under the New Tax Law.

Furthermore, value-added tax, or VAT, in China is charged on sales based on the selling price of our products to customers at a general rate of 17%. We are deemed to have paid a 4% VAT tax based on the general rate minus a 13% VAT refund on export sales, which we are entitled to receive immediately upon filing the VAT returns. In July 2007, the PRC tax authorities have reduced such refund to 5% for certain steel products, which did not include seamless OCTG products. However, there is no assurance that the rate of refund for seamless OCTG products will not be reduced by the PRC tax authorities in the future, and a decrease of the refund will have a material adverse effect on our results of operations.

We may be treated as a resident enterprise for PRC tax purposes after the New Tax Law, which may subject us to PRC income tax for our income originated both within and outside the PRC and PRC income tax withholding for any dividends we pay to our non-PRC shareholders.

Under the New Tax Law, enterprises established under the laws of non-PRC jurisdictions, but whose de facto management body is located in the PRC, may be treated as ‘‘resident enterprises’’ for PRC tax purposes. The implementing rules of the New Tax Law define de facto management as having substantial and overall management and control over the production and operations, personnel, accounting, and properties of the enterprise. The New Tax Law and its implementing rules are relatively new and ambiguous in terms of some definitions, requirements and detailed procedures, and currently no official interpretation or application of this new resident enterprise classification is available. Therefore, it is unclear as to how tax authorities will determine tax residency based on the facts of each case. For the year ended December 31, 2007, our calculation of income taxes generally reflects our status as a non-China tax resident company. However, if the PRC governmental authorities hold that WSP Holdings, or our subsidiary, First Space Holdings Limited, or FSHL should be treated as a resident enterprise for PRC tax purposes after January 1, 2008, the effective date of the New Tax Law, our worldwide income will be subject to PRC income tax at the 25% uniform tax rate, which will include any dividend income we receive from our subsidiaries, unless such dividend income is otherwise exempted from taxable income under the New Tax Law. If we are required to pay income tax for dividends we receive from our subsidiaries, it will materially and adversely affect our financial condition and results of operations.

Moreover, unlike the previous PRC tax law, which specifically exempts withholding tax on any dividends payable to non-PRC shareholders, the New Tax Law and its implementing rules provide that a withholding tax rate of 10% will be applicable to dividends payable to non-PRC shareholders that are derived from sources within the PRC, unless a tax treaty exists between the PRC and the relevant jurisdictions where such non-PRC shareholders reside and such treaty provides for a reduction or exemption of the relevant tax. We are a Cayman Islands holding company and our income mainly comes from dividends we receive from our subsidiaries, primarily from those located in the PRC. Due to the lack of publicly available interpretations on this subject, there is uncertainty as to whether the dividends we pay to our non-PRC shareholders will be subject to the 10% withholding tax. If we are required under the New Tax Law to withhold PRC income tax on such dividends, your investment in our ADSs may be materially and adversely affected.

We face risks related to natural calamities or health epidemics, which could disrupt our operations.

Our business could be materially and adversely affected by natural calamities or health epidemics such as avian influenza, severe acute respiratory syndrome or other epidemics. On May 12, 2008, a major earthquake struck China’s populous Sichuan province and was felt across much of the country, causing great loss of life, numerous injuries, property loss and disruption to the local economy. Although the earthquake did not have a material impact on our operations, it caused temporary disruptions to the transportation network and restricted our ability to ship our products by train for several weeks. In addition, in recent years, there have been reports on the occurrences of avian flu in various parts of China, including a few confirmed human cases and deaths. Any recurrence of natural calamities or epidemics in China or elsewhere may have a material and adverse effect on our business operations. Such recurrence may restrict our ability to travel or ship our products inside or outside of China, or may require us to temporary close our manufacturing facilities. Such closures or travel or shipment restrictions would severely disrupt our business operations and adversely affect our results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of avian flu or any other epidemic.

Risks related to the ADSs

Substantial future sales or perceived sales of our ADSs in the public market could cause the price of our ADSs to decline.

Additional sales of our ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. In addition, certain holders of our ordinary shares have the right to cause us to register the sale of a certain number of our shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the public market could cause the price of our ADSs to decline.

You may not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise your right to vote.

Except as described in this annual report and in the deposit agreement, holders of our ADSs will not be able to exercise voting rights attaching to the shares represented by our ADSs on an individual basis. Holders of our ADSs will appoint the depositary or its nominee to vote the shares represented by the ADSs. You may not receive voting materials in time to instruct the depositary to vote and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote. Upon our written request, the depositary will mail to you a shareholder meeting notice which contains, among other things, a statement as to the manner in which your voting instructions may be given, including an express indication that such instructions may be given or deemed given to the depositary to give a discretionary proxy to a person designated by us if no instructions are received by the depositary from you on or before the response date established by the depositary. However, no voting instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter as to which we inform the depositary that (i) we do not wish such proxy given, (ii) substantial opposition exists, or (iii) such matter materially and adversely affect the rights of shareholders.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings and you may not receive cash dividends if it is impractical to make them available to you.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary bank will not make rights available to you unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act or exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

In addition, the depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute that property and you will not receive that distribution.

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than that under U.S. law, you may have less protection for your shareholder rights than you would under U.S. law.

Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Cayman Islands Companies Law and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.

As a result of all of the above, public shareholders of our company may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or the controlling shareholder of our company than they would as shareholders of a U.S. public company.

You may have difficulty enforcing judgments obtained against us.

We are a Cayman Islands company and most of our assets are located outside of the United States. Most of our current operations are conducted in the PRC. In addition, most of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons is located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce in U.S. courts judgments on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not residents in the United States and the substantial majority of whose assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or ordinary shares.

We believe that we should not be treated as a passive foreign investment company, or PFIC, for our current taxable year ending December 31, 2007. However, we must make a separate determination each year as to whether we are a PFIC, and accordingly, even if we are not a PFIC for our current taxable year our PFIC status may change, for example, as a result of a decrease in our gross profit from the sale of our goods as a percentage of our gross income or as a result of fluctuations in our ordinary share price. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets is attributable to assets that produce or are held for the production of passive income. If we were treated as a PFIC for any taxable year during which a U.S. person held an ADS or an ordinary share, certain adverse U.S. federal income tax consequences could apply to that U.S. person. See ‘‘Item 10. Additional Information—E. Taxation—United States federal income taxation—Passive foreign investment company.’’

Item 4.	Information on the Company

A.    History and Development of the Company

We are a holding company incorporated in the Cayman Islands and conduct substantially all of our operations through our subsidiaries in China. Wuxi Seamless Oil Pipes Company Limited, or WSP China, was initially set up as a Sino-foreign joint venture under PRC laws in November 1999. WSP China underwent a series of corporate reorganizations and, in August 2006, became a wholly-owned subsidiary of First Space Holdings Limited, or FSHL, a company incorporated in the British Virgin Islands. In preparation for our initial public offering, WSP Holdings was incorporated in the Cayman Islands in November 2006. WSP Holdings was owned 69.4% and 30.6% by Expert Master Holdings Limited, or EMH, and UMW China Ventures (L) Ltd., or UMW Ventures, respectively, at the time of its incorporation. EMH is wholly owned by Mr. Longhua Piao, or Mr. Piao, and UMW Ventures is an indirect wholly-owned subsidiary of UMW Holdings Berhad, or UMW. In December 2006, WSP Holdings acquired the entire share capital of FSHL from its shareholders through a share exchange and became the ultimate holding company of our businesses.

Our principal operating subsidiaries in China consist of WSP China, which designs, manufactures, processes and sells seamless OCTG, and Jiangsu Fanli, which manufactures and sells green pipes. WSP China is a wholly-owned subsidiary of FSHL, and Jiangsu Fanli is a 70%-owned subsidiary of WSP China.

The 2004 and 2006 transactions

The following chart illustrates our corporate structure after the 2004 transactions, but immediately before the 2006 transactions:

Notes:
(1) Ms. Yanping Dong is Mr. Piao’s wife.
(2) Mr. Shenghua Piao is Mr. Piao’s brother.

Prior to the 2006 transactions, WSP China was owned 49% and 51%, respectively, by Wuxi Huayi Investment Company Limited, or Wuxi Huayi, and UMW ACE. Wuxi Huayi was owned by Mr. Piao and his family members, while UMW ACE was owned 51%, 40% and 9%, respectively, by UMW Petropipe, Hailong International (L) Ltd. and ACE Technologies (L) Ltd. As UMW Petropipe is a wholly-owned subsidiary of UMW, UMW held a 26.01% indirect interest in WSP China.

Prior to the 2006 transactions, our group comprised WSP China, WSP Heat Insulation Tubing Co., Ltd., or WSP Heat Insulation, Hailong Drill Pipe (Wuxi) Co., Ltd., or Hailong Drill Pipe, and Jiangsu Fanli. In June 2004, Tangshan Huayi became part of our group but was subsequently wound up in December 2005.

The 2004 transactions

WSP China was established in the PRC on November 17, 1999 as a Sino-foreign joint venture with a registered capital of $1.2 million. At the time of its incorporation, WSP China was owned 50% by Daqing City Zhong Bang Jing Mao Company Limited, a company controlled by Mr. Piao, 25% by Jiangsu Xi Gang Group Company Limited and 25% by Mr. Changhe Li. Both Jiangsu Xi Gang Group Company Limited and Mr. Changhe Li are not related to Mr. Piao.

On March 27, 2003, Daqing City Zhong Bang Jing Mao Company Limited sold its 50% equity interests in WSP China to Wuxi De Qiang Chuangye Investment Company Limited (which later changed its name to ‘‘Wuxi Huayi Investment Company Limited,’’ or Wuxi Huayi), a company controlled by Mr. Piao. In addition, Jiangsu Xi Gang Group Company Limited transferred its 25% equity interests in WSP China to Wuxi Longhua Steel Pipes Company Limited, or Wuxi Longhua, a company also controlled by Mr. Piao.

On July 17, 2003, Mr. Changhe Li transferred his 25% equity interest in WSP China to King Partner Limited, a company unrelated to Mr. Piao. In addition, Wuxi Huayi transferred its 5% equity interest to Wuxi Hi-Tech Risk Investment Joint Stock Company Limited, a company unrelated to Mr. Piao, and 1% to Wuxi Quanhua Material Co., Ltd, or Quanhua Material, a company controlled by Mr. Piao’s brother.

On October 14, 2004, UMW ACE, Wuxi Longhua, King Partner Limited, Quanhua Material, Mr. Piao and WSP China entered into a master agreement, pursuant to which UMW ACE agreed to acquire an aggregate of 51% equity interest in WSP China from Wuxi Longhua, King Partner Limited and Quanhua Material. Under the master agreement, the vendor companies and Mr. Piao gave UMW ACE an irrevocable and unconditional profit guarantee for a stipulated audited profit after tax per annum of WSP China for each of the three fiscal years ended December 31, 2006.

On November 5, 2004, pursuant to the master agreement, UMW ACE entered into equity transfer agreements to acquire equity interest in WSP China from Wuxi Longhua (25%), King Partner Limited (25%) and Quanhua Material (1%). The transfers were completed on November 11, 2004, on which date the necessary governmental approvals were received. As a result, WSP China was held 51%, 44% and 5% by UMW ACE, Wuxi Huayi and Wuxi Hi-Tech Risk Investment Joint Stock Company Limited, respectively. Subsequently, Wuxi Hi-Tech Risk Investment Joint Stock Company Limited transferred its 5% equity interest in WSP China to Wuxi Huayi.

As a result of the 2004 transactions, the equity interests of WSP China were held 51% and 49% by UMW ACE and Wuxi Huayi, respectively.

The various changes in ownership interests set out above have been accounted for as transactions among shareholders with no push down of the investors’ basis into the financial statements of WSP China because we concluded that at the time of the November 2004 transactions Mr. Piao and UMW ACE were not a collaborative group for the purposes of EITF D-97, ‘‘Push Down Accounting.’’ Therefore the various changes in ownership interest had no effect on the financial statements of WSP China.

WSP Heat Insulation

WSP Heat Insulation was established in the PRC on November 10, 2004 as a limited liability company with a registered capital of RMB10 million. WSP Heat Insulation was owned 51% and 49% by WSP China and Mr. Changlin Zhu, respectively, at the time of its incorporation. Mr. Zhu was a director of WSP Heat Insulation.

Jiangsu Fanli

Jiangsu Fanli was established in the PRC on April 16, 2004 as a limited liability company with a registered capital of RMB10 million. In April 2006, the registered capital of Jiangsu Fanli was increased to RMB50 million and WSP China acquired 70% equity interest in Jiangsu Fanli by capital injection. The remaining equity interest was owned 24%, 4% and 2% by Mr. Cheng Huang, Mr. Xiang Huang and Mr. Jianming Gu, respectively, all of whom are independent third parties. A new business license was issued to Jiangsu Fanli in May 2006.

Hailong Drill Pipe

Hailong Drill Pipe was established in the PRC on August 30, 2005 as a limited liability company under the former name of Wuxi Seamless Drill Pipe Co., Ltd. with a registered capital of $3.6 million. At the time of incorporation, it was owned 51%, 40% and 9% by WSP China, Hailong International (L) Ltd. and Wuxi Huayi, respectively. The scope of business of Hailong Drill Pipe includes research and development of drill pipe technology and production and sales of drill pipes and accessories. Hailong Drill Pipe commenced production in 2006. In January 2006, Wuxi Huayi transferred its 9% equity interest in Hailong Drill Pipe to Wuxi Wei Er De Technology Co., Ltd. and a new business license was issued to Hailong Drill Pipe in May 2006.

In September 2006, WSP China transferred its 51% equity interest in Hailong Drill Pipe to Shanghai Hailong Oil Equipments Company Limited, or Shanghai Hailong, for a consideration of RMB15.5 million, representing the net asset value of Hailong Drill Pipe as of July 31, 2006. Mr. Jun Zhang, a director and shareholder of Shanghai Hailong, was a director of WSP China until September 2006. Upon completion of the transfer, Hailong Drill Pipe ceased to be a subsidiary of WSP China and its name was changed to ‘‘Hailong Drill Pipe (Wuxi) Co., Ltd.’’ pursuant to a new business license issued in October 2006.

Tangshan Huayi Steel Co., Ltd.

Tangshan Huayi Steel Co., Ltd., or Tangshan Huayi, was established in the PRC on November 5, 2003 as a limited liability company with a registered capital of RMB10 million. Its scope of business included the production and distribution of steel related products. In April 2004, the registered capital of Tangshan Huayi was increased to RMB50 million, of which WSP China contributed RMB25.5 million, representing 51% equity interest of Tangshan Huayi. Mr. Yanhua Zhang, an independent third party, owned the remaining 49%. Pursuant to shareholders’ resolutions passed in January 2005, WSP China transferred 10.2% of its equity interest in Tangshan Huayi to Mr. Piao. Mr. Yanhua Zhang, however, failed to properly make the required capital investment, and the registered capital of Tangshan Huayi was reduced to RMB25.5 million. As a result, Tangshan Huayi was owned 80% and 20% by WSP China and Mr. Piao, respectively. Mr. Piao held the 20% equity interest on trust for WSP China. Thereafter, due to changes in the operating environment of the steel industry, unfavorable government policies and our ability to procure raw material from other sources, WSP China decided to cease the operation of Tangshan Huayi. Wuxi Longhua paid RMB18.9 million to the creditors of Tangshan Huayi to settle relevant debts on behalf of Tangshan Huayi. Pursuant to an assignment agreement dated December 10, 2005, Wuxi Longhua assigned to WSP China its creditor’s rights to Tangshan Huayi in connection with the foregoing payment for a consideration of RMB18.9 million. Tangshan Huayi was wound up in December 2005.

The 2006 transactions

The following chart illustrates our corporate structure after the completion of our recapitalization that took place between June 12 and December 1, 2006:

The overall substance of the 2006 transactions is that on December 1, 2006, WSP Holdings became the ultimate parent company of WSP China in a series of related and anticipated transactions involving the two continuing ultimate shareholders, Mr. Piao and UMW. Prior to the following series of transactions:

The following 2006 transactions resulted in the continuity of ownership by Mr. Piao and UMW and continuity of management of WSP China. We also noted that Mr. Piao was the former controlling shareholder of WSP China prior to the sale of an ownership interest to UMW in November 2004. Because the same shareholder group had effective control of the combined entities before and after the transactions, the combination has been accounted for as if WSP China, rather than FSHL, was the accounting acquirer under paragraph 17 of Statement of Financial Accounting Standard (‘‘SFAS’’) No. 141, ‘‘Business Combination,’’ and therefore was accounted for as a recapitalization of WSP China with no step up in basis.

Our historical financial statements have therefore been presented as if we had owned WSP China for all periods presented with no change in basis for either WSP China, or WSP Holdings.

1.    On June 12, 2006, FSHL was incorporated as a shell company in the British Virgin Islands with one unpaid share.

2.    On or prior to August 18, 2006, EMH and UMW Ventures subscribed for an aggregate of 50,000 shares at $1 per share in FSHL and consequently FSHL was owned 69.4% and 30.6% by EMH and UMW Ventures, respectively. EMH is wholly owned by Mr. Piao and UMW Ventures is an indirect wholly owned subsidiary of UMW. FSHL was a newly formed entity that was intended to be used by the relevant parties as a vehicle to acquire their ownership interests in WSP China.

3.    On August 18, 2006, UMW Petropipe increased its indirect holding in UMW ACE to 60% from 51% by acquiring an additional 9% interest in UMW ACE from ACE Technologies Ltd. Following that transaction, there were two shareholders in UMW ACE: UMW Petropipe (wholly owned by UMW) holding 60% and Hailong International (L) Ltd holding 40%. As a result, UMW had a 30.6% indirect interest in WSP China.

4.    On August 18, 2006, Wuxi Huayi (controlled by Mr. Piao) and UMW ACE agreed to transfer their 49% and 51% equity interests in WSP China to FSHL for $22.7 million and $23.7 million, respectively. The share transfers were effected on August 25, 2006 and the relevant parties agreed that the payment of consideration would occur within three months from the date WSP China receives a new business license evidencing the transfers. The amounts of $22.7 million and $23.7 million, or $46.4 million in aggregate, were determined based on the $9.5 million that Mr. Piao had agreed to pay UMW ACE for the increase in his effective economic interest of 20.4%. However, as described below, the parties intended that these amounts would be subsequently capitalized as contributed capital and that the only substantive net monetary consideration involved in the transaction was the payment of $9.5 million by EMH, through FSHL acting as a conduit, to UMW ACE.

5.    On September 16, 2006, EMH signed a declaration of trust in favor of UMW Ventures pursuant to which EMH agreed to hold 20.4% out of its 69.4% interest in FSHL on trust for UMW Ventures for a period until UMW ACE received the consideration for its transfer of 51% interest in WSP China to FSHL. Pursuant to the trust, UMW Venture could direct EMH in writing on the vote as to 20.4% and, in the absence of such direction, voting was at the discretion of EMH. The trust was terminated on December 1, 2006 upon the payments to UMW ACE pursuant to the terms of the trust. As a result, EMH did not gain voting control of WSP China until December 1, 2006.

6.    On November 16, 2006, WSP Holdings was incorporated in the Cayman Islands and was owned 69.4% and 30.6% by EMH and UMW Ventures, respectively. WSP Holdings was established to ultimately hold our businesses.

7.    On December 1, 2006, EMH provided an interest-free term loan of $32.2 million to FSHL to finance its payment of the consideration in relation to its acquisition of the 69.4% equity interest in WSP China. Of this amount, $22.7 million was paid to Wuxi Huayi, which is controlled by Mr. Piao, in respect of its 49% interest in WSP China, and therefore the $22.7 million was effectively returned to Mr. Piao, and $9.5 million was paid through FSHL to UMW ACE as consideration for the increase of 20.4% in Mr. Piao’s indirect interest in WSP China. FSHL was a conduit through which Mr. Piao increased his ownership by 20.4%.

8.    FSHL then issued a promissory note to UMW ACE in the amount of $14.2 million as the consideration for acquiring 30.6% equity interest it held in WSP China. This amount equaled the $23.7 million related to the 51% interest in WSP China held by UMW ACE less $9.5 million related to the acquisition of the 20.4% indirect interest held by Hailong International (L) Ltd. The promissory note was used because it can be easily assigned and the underlying loan can be subsequently capitalized.

9.    UMW ACE assigned the promissory note for $14.2 million to UMW Ventures on the same day.

10.    FSHL capitalized the amounts it owed to EMH ($32.2 million) and UMW Ventures ($14.2 million) under the interest-free term loan and the promissory note by issuing 1,000 shares to EMH and UMW Ventures, in the proportion of 69.4% and 30.6%, respectively.

11.    On December 1, 2006, WSP Holding acquired from EMH and UMW Ventures their shares in FSHL by way of share exchange in which WSP Holding issued 2,000 shares to EMH and UMW in proportion to their ownership interests in FSHL. Upon completion of the share exchange, WSP Holdings became the holding company of the group and EMH and UMW Ventures owned 69.4% and 30.6%, respectively, of the equity interests in WSP Holdings.

In order to finance FSHL’s payments to Wuxi Huayi and UMW ACE relating to its acquisition of WSP China, on December 1, 2006, EMH entered into the Exchangeable Bonds Subscription Agreement and Secured Notes Subscription Agreement with several subscribers. Pursuant to the Exchangeable Bonds Subscription Agreement, EMH issued to the subscribers exchangeable bonds in the aggregate principal amount of $20.0 million. The exchangeable bonds are exchangeable into our ordinary shares owned by EMH at the earlier of (i) six months after our initial public offering and (ii) such earlier date as may be permitted by the relevant stock exchange, at the exchange price equal to 105% of the initial public offering price per ordinary share. Pursuant to the Secured Notes Subscription Agreement, EMH issued to the subscribers secured notes in the aggregate principal amount of $15.0 million, which bear a fixed interest rate and will mature on December 1, 2007. EMH mortgaged its shares in our company in favor of the subscribers of the exchangeable bonds and secured notes as first ranking security for the performance of its obligations under the bonds and notes. EMH issued the exchangeable bonds and secured notes for the purpose of funding the acquisition of WSP China by FSHL.

As indicated above, EMH used the funds to provide an interest-free loan of $32.2 million to FSHL for the purpose of financing its payments to Wuxi Huayi and UMW ACE. A consideration of $22.7 million was paid by FSHL to Wuxi Huayi, an entity controlled by Mr. Piao, and therefore the $22.7 million was effectively returned to Mr. Piao. Mr. Piao paid $9.5 million to UMW ACE, through FSHL acting as a conduit, for its acquisition of 20.4% indirect ownership in WSP China. EMH’s interest-free loan was capitalized into shares of FSHL.

Other transactions that affected our corporate structure

On January 16, 2007, WSP Industries Canada Inc., or WSP Industries, was incorporated in British Columbia, Canada as a limited liability company. WSP Industries is owned 70% by FSHL and 10% each by Mr. Ling Li, Mr. Michael Liu and Mr. Larry Wang, respectively. Each of Mr. Ling Li, Mr. Michael Liu and Mr. Larry Wang is an independent third party.

On August 4, 2007, we entered into a shareholders agreement with Mr. Changlin Zhu to sell our 51% equity interest in WSP Heat Insulation for a cash consideration of $670,000. The transaction was completed on August 31, 2007.

On August 23, 2007, WSP Holdings increased its authorized capital to $50,000 by creating 500,000,000 ordinary shares, with par value of $0.0001 per share. On the same day, WSP Holdings issued 104,100,000 and 45,900,000 new shares to EMH and UMW, respectively, and repurchased 1,388 and 612 existing shares, with par value of HK$0.01 each, from EMH and UMW, respectively. Following the repurchase, WSP Holdings’ authorized capital of 38,000,000 ordinary shares, with par value of HK$0.01 each, were cancelled. Share and earnings per share data for all periods of WSP Holdings presented prior to the change in capital structure have been restated in this prospectus as if our current share capital structure existed throughout the relevant periods.

In January 2007, we and three other investors established WSP Industries Canada Inc., or WSP Industries, in British Columbia, Canada. We hold a 70% equity interest in WSP Industries.

In December 2007, we completed our initial public offering of our ADSs and listed our ADSs on the New York Stock Exchange.

In April 2008, we and Liaoning Steel Pipe Co., Ltd., or Liaoning Pipe, established Liaoyang Seamless Oil Pipes Co., Ltd., or Liaoyang Seamless, a limited liability company with registered capital in the amount of $40 million, in Liaoyang, Liaoning province, China. FSHL holds a 70% equity interest in Liaoyang.

In April 2008, we established a wholly-owned subsidiary, Songyuan Seamless Oil Pipes Co., Ltd., or Songyuan Seamless, in Songyuan, Jilin province, China.

In April 2008, we established a wholly-owned subsidiary, Houston OCTG Group, Inc. or Houston OCTG, in Houston, Texas.

The following diagram illustrates our corporate structure as of the date of this annual report.

(1)	The remaining 30% of WSP Industries is owned 10% each by Mr. Ling Li, Mr. Michael Liu and Mr. Larry Wang.

(2)	The remaining 30% of Liaoyang Seamless is owned by Liaoning Pipe.

(3)	The remaining 30% of Jiangsu Fanli is owned by Mr. Cheng Huang (24%), Mr. Xiang Huang (4%) and Mr. Jianming Gu (2%).

Our principal executive offices are located at No.38 Zhujiang Road, Xinqu, Wuxi, Jiangsu Province, People’s Republic of China. Our telephone number at this address is (86 510) 8522 6351 and our fax number is (86 510) 8522 6351.

Investor inquiries should be directed to us at the address and telephone number of our principal executive offices set forth above. Our website address is www.wsphl.com. The information contained on our website does not form part of this annual report. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

B.    Business Overview

We are a leading Chinese manufacturer of seamless OCTG, including casing, tubing and drill pipes used for oil and natural gas exploration, drilling and extraction. We sell our products in both domestic and international markets. In China, we target sales of our products primarily at leading Chinese oil companies. For instance, in 2006, we were the third largest OCTG supplier to CNPC. In the international markets, we have established an extensive overseas customer base, covering oilfields in North America, the Middle East, Asia, Africa and Russia.

We offer a comprehensive range of seamless OCTG products to our customers. Our product portfolio can generally be divided into two categories:

•	API products, which are products manufactured according to the standards formulated by the American Petroleum Institute, or API; and

•	non-API products, which are products tailor-made to meet our customers’ specifications, and that are generally manufactured to a higher standard than API products.

To offer our customers a one-stop-shop solution for their OCTG requirements for oil and gas drilling and extraction, we focus our research and development efforts on producing higher margin, higher value-added non-API products. We have developed six series of non-API products that are suitable for challenging drilling conditions, including deep or super-deep wells, high temperature, highly pressurized and highly corrosive conditions. For example, our non-API products have been used in wells with a depth of over 7,000 meters in Puguang gas fields in Sichuan Province, China. Sales of our non-API products as a percentage of net revenues increased from 6.4% in 2005 to 11.3% in 2006 and 31.5% in 2007. For the same periods, sales of API products accounted for 80.8%, 81.6% and 59.7%, respectively, of our net revenues.

As of December 31, 2007, our key operating assets included eight threading lines and two drill pipe production lines with an aggregate annual production capacity of approximately 584,000 tonnes of seamless OCTG. Our production capacity increased from 310,000 tonnes as of December 31, 2005 and 452,000 tonnes as of December 31, 2006. In addition, since 2006 we have acquired or constructed three production lines with an aggregate annual production capacity of 650,000 tonnes for the manufacturing of green pipes, which are semi-finished pipes that can be further processed into end-products. We plan to expand our manufacturing facilities with the establishment of a production facility in Houston, Texas and additional production facilities in China.

We believe that we have a strong reputation in the OCTG industry in China and have been building a growing reputation internationally. We distinguish ourselves by the quality of our products, our customer-oriented research and development capabilities, our long-standing and strong customer relationship, our experienced management team, our ability to timely meet customers’ production requirements, and the quality of our after-sales support. We strive to provide our customers located in China with on-site support that includes engineering assistance to address any technical difficulties that may arise during the installation or operation of our products.

We have grown significantly in recent years. In 2005, 2006 and 2007, our net revenues were $241.0 million, $366.5 million and $483.8 million, respectively, representing a compound annual growth rate, or CAGR, of 41.7%. In the same periods, our net income was $24.3 million, $58.9 million and $74.6 million, respectively, representing a CAGR of 75.2%.

Our industry

Overview of seamless OCTG

OCTG refer to a group of pipe or tube materials used in the exploration, drilling and extraction of oil, gas and other hydrocarbon products. OCTG mainly consist of casing, tubing and drill pipes. Unless otherwise indicated, discussions relating to OCTG in this annual report are limited to these three types of OCTG:

•	Casing. Casing pipes serve as the structural retainer for the walls of oil and gas wells, or wellbore. Casing pipes are ordinarily produced with outside diameter sizes of 114.3 mm to 508.0 mm. Casing pipes are inserted into a well bore and cemented in place to protect both subsurface formations and the wellbore.

•	Tubing. Tubing pipes are steel tubes suspended inside casing pipes that are used to convey oil or gas to the surface. Tubing pipes typically have diameters of 60.3 mm to 114.3 mm.

•	Drill pipes. Drill pipes are pipes used to drill wells. Drill pipes are the conduit between the wellhead motor and the drill bit. Drill pipes, typically around nine meters in length, are screwed together to form a continuous pipe extending from the drilling rig to the drill bit at the bottom of the well. Rotation of the drill pipe, and the resulting rotation of the drill bit, causes the bit to bore through the rock formation. Drill pipes are reusable and not considered regular consumables.

Two basic processes are used in the manufacturing of OCTG. The seamless process involves heating a solid round bar of steel, or billet, cross-rolling or piercing the heated billet to produce a short hollow shell, then elongating and sizing the shell into a finished tube. OCTG manufactured through this process are normally referred to as seamless OCTG. The other process is a welded process, in which tubes are produced from a piece of flat steel, either coil or strip, that is formed into a tubular shape through rolling. Seamless OCTG are generally considered to represent a higher value product compared to OCTG produced by the welded process due to the higher strength of seamless OCTG and its ability to operate under more difficult operating environments.

Our products

Our products are key components in the oil and natural gas drilling and extraction process and are widely used in oil and gas wells in major oilfields throughout China and increasingly in overseas oil fields. The drilling process involves drilling a well to connect the oil or gas layer to the surface by casing and tubing. As the depth of the oil or natural gas layer varies from several hundred to several thousand meters, the oil extraction process requires special casing designed for the depth of the extraction. In addition, the tubing must have a high degree of precision uniformity and tensile strength in order to withstand ground pressure, external and internal pressure and the pull force at the wellhead during the extraction process. The following diagram is an illustration of a typical oil well.

We manufacture a broad range of seamless OCTG, which can be subdivided into API products and non-API products.

•	API products. These are manufactured in accordance with a standard which is considered to be the basic or minimum standard that must be met for oilfield equipment. API is the primary trade association of the oil and natural gas industry in the United States and promotes the standardization of oilfield equipment by setting and maintaining more than 500 standards and recommended practices. The API standard is a benchmark standard, and API products are produced according to the API specifications.

•	Non-API products. These are custom-made products. In addition to meeting API standards, non-API products are made with qualifications or specifications developed to meet customers’ special needs, such as higher strength, higher corrosion resistance or premium connectors. Non-API products are generally made to a higher standard than API products, and therefore more stringent technical standards and complex manufacturing techniques are required.

The table below sets forth our net revenues attributable to the two product categories for the periods indicated.

	For the year ended December 31,
	2005	2006	2007
API net revenues (in thousands)	$194,858	$299,158	$288,607
Sales volume (tonnes)	203,359	288,116	264,407
Average selling price	$958	$1,038	$1,092
Non-API net revenues (in thousands)	$15,465	$41,311	$152,386
Sales volume (tonnes)	11,069	22,910	93,467
Average selling price	$1,397	$1,803	$1,630

We manufacture three major types of seamless OCTG, namely casing, tubing and drill pipes, all of which are used extensively in the oil and gas industries. The three major types of OCTG that we manufacture are described in detail below.

•	Casing. Casing is a large-diameter pipe that lines the wellbore. Casing is used to prevent the wall of the wellbore from collapsing and allows drilling fluid to circulate and extraction to take place. The following diagram illustrates different types of casing used in the extraction process:

There are several layers of casing: surface casing, intermediate casing and production casing. Surface casing is used to protect the well from contamination in the shallow water and gas layers. It also supports the wellhead equipment and sustains the weight of the other layers of casing. Intermediate casing is used to isolate different layers of pressure to facilitate normal circulation of drilling fluid and also to protect the production casing. Intermediate casing also facilitates the installation of blow-out preventors, anti-leakage devices and tailpipes in the well. Production casing, also called the oil string, is the conduit through which oil and gas pass from the reservoir to the surface. Production casing also protects the well and separates fluids into various layers.

•	Tubing. Tubing is a pipe used for the transportation of crude oil and natural gas from the oil or gas layer to the surface after drilling has been completed. Tubing must be made to withstand the pressure generated from the extraction process. Tubing is manufactured in the same way as casing, except that an additional process known as ‘‘upsetting’’ is applied to thicken the pipes.

•	Drill pipes. Drill pipes are steel tubes fitted with threaded ends and are used to connect the rig surface equipment with the bottomhole assembly. Drill pipes are also used to transport drilling fluid to the bit and to raise, lower and rotate the bottomhole assembly and the bit. Drill pipes must be manufactured to withstand severe external and internal pressure, distortion, bending and vibration.

In addition to the above types of seamless OCTG, we also produce line pipes, also known as liners, which are a special type of casing pillar that extends to the wellhead. Line pipes can be broadly divided into drilling liners and oil extraction liners. We classify our line pipe products as API products. We also produce green pipes, which are semi-finished pipes that we further process into our end-products. We occasionally sell green pipes to customers upon special request.

Marketing and sales

Our marketing and sales approach varies according to the targeted market. China is currently our most important market. For sales in China, we mainly engage in direct sales. We have also established four representative offices in Daqing, Changqing, Xinjiang and Sichuan oilfields in China, as well as one representative office in Houston, Texas, the United States. Our representative offices, except the representative office in Daqing and Houston, have field engineers who provide on-site technical support to our customers. Our engineers can also be sent to other oilfields when our customers request on-site technical support. We also encourage our on-site technicians to promote our products, especially our non-API products that compete with imported non-API products. Our customers typically conduct a quality review to ensure the integrity and stability of our operations before doing business with us.

For international sales, we currently rely mainly on distributors in major international markets to sell our products in oil and gas fields. We rely to a lesser extent on sales agents in overseas markets. As part of our after-sales support function, we send our technicians overseas to our customers’ locations upon request. In 2005, 2006 and 2007, international sales accounted for approximately 41.2%, 50.9% and 57.6%, respectively, of our net revenues.

Customers

We have adopted a customer-oriented approach to sales and marketing and strive to provide high-quality customer support, including after-sales support. We believe our approach has enabled us to establish long-standing customer relationships with a broad customer base across major oilfields in China, including Daqing, Changqing, Xinjiang, Sichuan and Yanchang oilfields. The Daqing, Changqing, Xinjiang and part of Sichuan oilfields are operated by China National Petroleum Corporation, or CNPC. We were the third largest OCTG supplier to CNPC in 2006.

We typically extend our PRC customers credit with terms between 60 to 90 days. The credit terms are determined based on, among other things, prevailing market conditions, the size of the companies, their profitability, transaction volume, payment history, industry information on their credit worthiness and duration of their business relationship with us. We usually give credit to customers who have long-standing business relationships or large volume transactions with us.

Our overseas customer base covers a wide geographical area and our products are used in oilfields in North America, the Middle East, Asia, Africa and Russia. For overseas customers and distributors, payment is usually made by a letter of credit that is issued prior to the shipment of products. We extend credit up to 90 days to certain large customers who have established long-standing business relationships with us.

Sales of our products are typically conducted either through purchase orders or sales contracts with a term less than six months. We typically offer a warranty on our products for up to one year. During the warranty period, we will repair or replace faulty products. In certain situations, we agree to indemnify direct loss caused by faulty products. In 2005, 2006 and 2007, we have had minimal warranty claims and no faulty goods returned.

In 2005, 2006 and 2007, sales to our five largest customers accounted for approximately 71.4%, 60.5% and 55.8%, respectively, of our net revenues. CNPC accounted for 32.5% and 22.1% of our net revenues for the year ended December 31, 2006 and 2007, respectively. SB International Inc. and Sinopec accounted for 16.1% and 10.0%, respectively of our net revenues for the year ended December 31, 2007. No other customer accounted for over 10% of our net revenues in 2006 and 2007. Although CNPC accounted for a significant percentage of our net revenues, we typically enter into sales contracts independently with the oilfields controlled by CNPC. The following table lists our five largest customers for the periods indicated.

Five largest customers	Location
2006
China National Petroleum Corporation (CNPC)	PRC
SB International Inc.(1)	United States
China Petroleum & Chemical Corporation (Sinopec)	PRC
Malaysia International Trading Corporation (Japan) SDN. BHD.(1)	Malaysia
UMW Oilfield International Trading (Labuan) Ltd(1)	Malaysia
2007
China National Petroleum Corporation (CNPC)	PRC
SB International Inc.(1)	United States
China Petroleum & Chemical Corporation (Sinopec)	PRC
Tubetech Private Limited(1)	Singapore
Hong Kong Richie Sweet Co., Ltd(1)	Hong Kong

(1)	These customers are distributors.

Pricing policy

Our products are not currently subject to any price controls or regulations by PRC government authorities. The government does not participate in our pricing decisions. In determining product pricing, we primarily consider the following factors: estimated overall market price level, costs, brand name and customer recognition of competing products. We generally set our prices according to the market prices at the relevant markets. Prices for our API products in the PRC domestic market are generally set based on the prevailing market prices, which are usually the prices at which CNPC purchases from its major suppliers. Our export prices are typically higher than our domestic prices. Our export prices fluctuate depending on local market conditions, exchange rates and other factors. The prices of our OCTG are competitive compared to those charged by our international competitors.

Logistics

Wuxi has a well developed transportation infrastructure and easy access to port facilities and railroads. Wuxi is located on both the Shanghai-Nanjing expressway and the Shanghai-Nanjing rail line. The Hangzhou-Beijing Grand Canal also flows through the city. In addition, we are in the process of developing a 20,000-square-meter logistics center located in Wuxi.

We usually deliver our finished products to customers in China by train or by truck in circumstances requiring urgent delivery. Our deliveries overseas are primarily made by ship. We have engaged a number of overseas shipping agents to transport our finished products overseas. For short-distance delivery of our products, for example, from our site to train stations, we have entered into a transportation framework agreement with Wuxi Quanhua Material Co., Ltd., or Quanhua Material. Under this agreement, Quanhua Material agreed to provide transportation services to us for a fee that is negotiated based on the prevailing market price. This agreement expires on December 31, 2009 and will be automatically renewed for another term of three years unless either party gives three months termination notice prior to the expiration of the term.

We procure our raw materials from Wuxi and other provinces in China. Raw materials from Wuxi are usually delivered to our facilities by truck or barge, while raw materials from other provinces are usually delivered to us by train or ship.

In May 2007, we completed the implementation of a logistics management system to enhance our logistics operations. This system helps us plan, organize and manage the flow of goods from raw materials to finished products, including management of the logistical aspect of workflow.

Manufacturing

The following diagram illustrates our manufacturing process.

Hot rolling production process.    Our production process begins with the transportation of round steel billets from our suppliers to our production plants in Wuxi. Typically, these round steel billets have diameters of between 180 mm to 330 mm, weigh approximately 442 kg to 481 kg and have a length between 1.8 meters to 4.5 meters. After passing quality inspection, round steel billets are processed and manufactured into green pipes, which are semi-finished pipes. Green pipes are further processed into final products.

Round steel billets can be manufactured into green pipes through either the hot-rolling process or the cold-draw process. For the hot-rolling process, the round steel billets are first heated to the required temperature, then a hole is pierced length-wise through each individual round steel billet. The pierced round steel billet then undergoes an elongation process to round the pierced hole into the required circular shape. After that, it is reheated to standardize the durability of each pipe through a process called ‘‘stretch reducing.’’ For the cold-draw process, the round steel billets are similarly heated and a hole is pierced, but the resulting steel pipe is elongated and shaped through a cold-draw process that uses a mold. The pipes are then straightened and cut into standard lengths of 9.3 meters to 13 meters. Finally, the pipes are subject to various inspections, including size inspections, surface inspections, and non-destructive and hydrostatic tests, before being classified as green pipes or line pipes.

Tubing and casing production process.    For the manufacture of tubing, green pipes undergo an ‘‘upsetting’’ process to thicken the walls of the pipes. Apart from this step, the manufacture of tubing and casing is identical. First, green pipes are threaded on each end. The threading is then inspected and, if necessary, rethreaded to ensure that the thread accurately connects to the coupling. Next, the tubing and casing are strengthened by surface treatment and are subject to various inspections, including drifting and hydrostatic tests before they are coated and packaged into tubing and casing. Tubing and casing are manufactured in our threading lines.

Drill pipe production process.    In order to produce drill pipes, green pipes are initially ‘‘upsetted’’ to thicken the walls. Next, the pipes are threaded and receive a strength-enhancing copper plating, after which a non-destructive test is conducted. The pipes are then welded to tool joints. The drill pipes then undergo weld heat treatment and a weld finishing process to remove welding stress. Various testing, including a hardness test, pressure test and non-destructive test is then carried out on the finished drill pipes before final coating and packaging. Drill pipes are manufactured in our drill pipe production line.

Production capacity

The following table sets out the annual production capacity for each of our production facilities as of April 30, 2008 and the actual production output in 2006 and 2007.

Production facilities	Product line	Location	Year of Commencement	Annual production capacity(1)	Actual production output in 2006(1)	Actual production output in 2007(1)
				(in tonnes)	(in tonnes)
No. 1 threading line	Tubing, casing and premium connectors	Wuxi, Jiangsu Province, PRC	August 2001	100,000	67,939	66,946
No. 2 threading line	Tubing	Wuxi, Jiangsu Province, PRC	August 2001	50,000	40,439	40,566
No. 3 threading line	Casing and premium connectors	Wuxi, Jiangsu Province, PRC	August 2002	70,000	61,234	70,518
No. 4 threading line	Casing	Wuxi, Jiangsu Province, PRC	March 2005	90,000	84,085	85,787
No. 5 threading line	Tubing and casing	Wuxi, Jiangsu Province, PRC	April 2006	90,000	26,250	51,936
No. 7 threading line	Casing and premium connectors	Wuxi, Jiangsu Province, PRC	May 2006	40,000	12,108	46,841
No. 8 threading line	Casing and premium connectors	Wuxi, Jiangsu Province, PRC	May 2007	100,000	N/A	16,806
No. 9 threading line	Tubing and premium connectors	Wuxi, Jiangsu Province, PRC	March 2007	20,000	N/A	7,512
Drill pipe production line	Drill pipes	Wuxi, Jiangsu Province, PRC	December 2006	12,000	263	8,326
Drill pipe production line	Drill pipes	Wuxi, Jiangsu Province, PRC	November 2007	12,000	N/A	888
Cold-draw pipe production line	Green pipes	Xuyi, Jiangsu Province, PRC	January 2006	100,000	72,540	97,202

Production facilities	Product line	Location	Year of Commencement	Annual production capacity(1)	Actual production output in 2006(1)	Actual production output in 2007(1)
				(in tonnes)	(in tonnes)
Hot-rolling pipe production line	Green pipes	Wuxi, Jiangsu Province, PRC	January 2007	450,000	N/A	195,895
Hot-rolling pipe production line	Green pipes	Xuyi, Jiangsu Province, PRC	July 2007	100,000	N/A	14,088

(1)	Comparison of actual output against annual production capacity is not meaningful as our annual production capacity is calculated using an estimated product mix for each production line, which may differ from the actual product mix manufactured from the production line.

Suppliers of raw materials

The major raw materials used in our products are round steel billets of various steel grades and green pipes, which are primarily sourced within China.

To ensure a steady supply of round steel billets, we have entered into two long-term arrangements for the supply of round steel billets. In August 2006, we entered into a three-year framework arrangement with Nanjing Steel, under which we agreed to order from Nanjing Steel, and Nanjing Steel agreed to supply us, 200,000 to 300,000 tonnes of round steel billets per year. The purchase price is subject to the parties’ periodic negotiations. In December 2006, we entered into a five-year cooperation agreement with Wuxi Xuefeng under which Wuxi Xuefeng is committed to supply us with 300,000 to 600,000 tonnes of round steel billets per year. The purchase price is subject to the parties’ periodic negotiations. Nanjing Steel and Wuxi Xuefeng accounted for 16.3% and 14.5%, respectively, of the total round steel billets supplied to us in 2007.

In the past, we relied on third party green pipe suppliers and subcontractors to supply us with green pipes for our production needs, which was subject to fluctuations in market supply. Starting from 2006, we have significantly reduced our reliance on green pipe suppliers by expanding our in-house manufacturing capabilities of green pipes. In April 2006, we acquired a 70% equity interest in Jiangsu Fanli, which has an annual production capacity of 100,000 tonnes of green pipes. In January 2007, we began production of green pipes at our new hot-rolling-pipe line in Wuxi with an annual production capacity of 450,000 tonnes. In July 2007, we commenced operation of our new hot-rolling pipe production line in Jiangsu Fanli, which has an annual production capacity of 100,000 tonnes of green pipes. Our in-house production of green pipes allows us to monitor the quality of our green pipes without having to rely on the quality assurances of other manufacturers or suppliers. By producing green pipes ourselves, we have also streamlined our in-house production process and shortened the production cycle of our OCTG.

Expenditures on raw materials accounted for 91.5%, 86.1% and 80.9% of our cost of revenues in 2005, 2006 and 2007, respectively. In 2005, 2006 and 2007, purchases from our five largest suppliers accounted for approximately 43.5%, 55.0% and 52.0%, respectively, of our total raw material purchases.

Quality control and certifications

We have implemented a stringent quality control system at all stages of our production process. In order to ensure that our raw materials meet the required quality standards for production, we have implemented a set of procedures for the selection of our suppliers, following guidelines set forth in a quality control handbook issued by API. We have adopted a series of quality control tests to inspect all raw materials supplied to us and our projects in different stages of the production process, including the following:

•	Size and surface inspection. Our quality assurance staff inspects the size and surface of the tubes to ensure that the tubes meet the required standard during the tube manufacturing process.

•	Non-destructive test. This test is conducted to ensure that no damage occurred to the tube during the upsetting, heat treatment and hot straightening treatments. For the blind areas at the end of the pipes, a magnetic power detectoscope is used to conduct the test. If we find damage within the pipe during the course of this test, our quality assurance staff will further investigate the area with a portable ultrasound detectoscope.

•	Thread inspection. This test is conducted by our production staff by physically examining the thread after the threading stage of the production process to ensure that the thread accurately conforms to the required parameters.

•	Hydrostatic test. In this test, the pipes are rolled onto a hydrostatic testing machine where water is pumped into the pipes to ensure that the pipes can withstand the requisite internal pressure and to confirm that there is no leakage.

•	Drifting test. This test is conducted to inspect the straightness of the pipes and to determine if any protrusions exist along the inner walls.

•	Physical and chemical analysis. This test analyzes the chemical composition, mechanical performance and metallographic structure of the pipe materials.

•	Hardness and pressure test. The pipes are physically tested through a weld finishing test and hardness test to ensure that the pipes can withstand the requisite external pressure and exhibit the required hardness before final coating.

We also conduct quality control tests on our finished products. The pipes are subject to physical checks by our quality assurance staff to ensure that there are no visible defects and that all finished pipes accurately conform to the intended parameters and lengths.

We have a team of over 200 quality assurance staff equipped with advanced testing equipment. We also provide regular training to our production staff and have established a set of mandatory internal procedures and standards.

We have obtained certificates of registration from API certifying that our quality management system was in compliance with the ISO 9001 and API specification Q1 quality system standards in February 2002 and ISO/TS 29001 in December 2004. These certificates of registration are effective from the date of registration and have no expiration dates, provided that we continue passing the annual inspections by API. The scope of these registrations and the approved quality management systems apply to the manufacture of casing, tubing, line pipes and drill pipes, threading of tool joints and rotary-shouldered connections.

We further obtained certificates of authority to use the official API monogram on our manufactured products under the conditions of API Specification 5CT, API Specification 5D and API Specification 5L in February 2002 and API Specification 7 in February 2005. These certificates are subject to periodic inspection by API and must be renewed every three years. Our current certificates are valid through July 2008 and we expect that we will have these certificates renewed prior to their expiration date.

In addition, we have obtained various industrial awards or certificates. In January 2008, WSP China was awarded ‘‘AAA’’ grade supplier certification by Daqing Oilfield Materials and Equipment Group, which procures production materials and equipment for Daqing Oilfield Company Limited, or Daqing Oilfield, a subsidiary of PetroChina Company Limited, the largest oil and natural gas producer in China. This certification means WSP China’s products and services meet the high standards set by Daqing Oilfield for suppliers. In March 2008, Jiangsu Fanli obtained a manufacturing license to produce high quality non-API seamless pressure pipes used in boiler manufacturing.

Competition

We face competition in the domestic and international markets in which we operate. We believe we differentiate ourselves from our competitors and capture market share both in the domestic and international markets through our sales network, pricing strategies, quality and variety of our products, response time to customers’ specific demands and our ability to provide custom-made products.

Furthermore, maintaining a balance of domestic sales and exports also provides us with the flexibility to reallocate sales to the markets with strong demand.

The PRC seamless OCTG market is dominated by a few major steel producers with a large number of small producers competing for the remaining small portion of the market. We face competition mainly from top producers who have succeeded in establishing a strong brand name with oil companies. Our major competitors in the PRC seamless OCTG market include Tianjin Pipe (Group) Corporation, Shanghai Baosteel Group Corporation and Pangang Group Chengdu Iron & Steel Co., Ltd. Among these competitors, we are the only one specializing in seamless OCTG products, while the others also produce welded OCTG or non-OCTG products. Many of our competitors are state-owned enterprises which may have greater resources and better brand recognition than we do.

The competitors in our export markets include leading seamless pipe producers in the world, particularly those in Argentina, Japan, the United States, France and Russia. Our international competitors include Tenaris in Argentina, Vallourec & Mannesmann Tubes in France, TMK in Russia, Sumitomo and JFE Steel Corporation in Japan, and US Steel in the United States.

Intellectual property rights

We recognize the importance of protecting and enforcing our intellectual property rights by actively seeking legal protection for our products and proprietary information through patents, trademarks and technical know-how. See ‘‘Item 5. Operating and Financial Review and Prospects—C. Research and Development’’ for more information relating to our patents.

As of April 30, 2008, we had nine patents registered under our name and nine pending patent applications in China. Of our patents and patent applications, nine of the patents and patent applications, which include both utility model and invention patents, relate to the manufacture of our non-API products. Specifically these patents deal with the production of specialized connectors, couplings and casings, and the production of our non-API products is substantially dependent on these patents. We have not used technologies covered under two of the patent applications; however, they will be used in the near future when we begin manufacturing new products incorporating technologies covered by these patent applications. We own or have applied for patents to protect technologies that we believe are significant to our business. Most of our patents cover utility models, which have a term of ten years, expiring between 2012 and 2014. One of our patents covers an invention and has a term of 20 years, expiring in 2025. The technologies covered by these patents range from special couplings and connectors to a particular type of casing. As with patent rights in most other jurisdictions, a patent holder in the PRC has the right to exclude others from using and otherwise exploiting the patented technology within the PRC without a license from the patent holder. Our PRC patents and other measures we have taken may not be sufficient to protect our competitive position. For example, as we only hold PRC patents, if third parties manufacture and sell products using our technology outside the PRC in competition against us, we would not have a legal cause of action against them.

In addition, we maintain trademarks for the name WSP in Saudi Arabia, Indonesia, Colombia, and Hong Kong. Our trademarks registration in Hong Kong also covers our logos. As of April 30, 2008 we have 27 pending trademark applications in China, Malaysia, the United States, Canada, and several other countries. As our brand name is becoming more recognized in the OCTG market, we are working to increase, maintain and enforce our rights in our trademark portfolio, the protection of which is important to our reputation and branding. We have one registered domain name. We have also entered into confidentiality agreements with our employees and business partners to protect our confidential information and know-how.

Environmental and safety matters

We believe we have been in compliance with national and local environmental laws and regulations in China. We have installed waste treatment facilities and implemented waste treatment procedures to ensure that waste produced during our production processes is discharged in compliance with applicable laws and regulations. We have designated staff to handle solid waste and its disposal by selling re-usable steel scraps and defective pipes and disposing other waste to waste collection companies. In addition, we have installed two sets of jet cloth filters to filter the oxidized dust generated from hot-rolling pipe production and pipe processing.

In order to handle the waste water generated from our production lines for hot-rolling pipe production and pipe processing, we have installed three waste water disposal systems. Processed waste water is recycled and is not discharged. Emulsified liquid waste generated in pipe processing is delivered to qualified companies for disposal.

We have installed improved ventilation systems for three of our threading lines by installing an axial-flow machine, increasing the number of air-vents and enlarging ventilation windows. These measures have contributed to an improvement in air quality and lower temperatures at our production facilities. In addition, in order to reduce the negative impact of our operations on the environment, we use natural gas in our hot-rolling pipe production lines for each stage of our hot-rolling production process. The burning of natural gas emits minimal pollutants when compared to oil and coal.

The local environmental regulatory authority of Wuxi, Jiangsu Province conducts regular inspections of our operations to ensure that we are in compliance with all applicable domestic environmental laws and regulations. We currently comply with the ISO 14001:2004 environmental standards. ISO 14001 specifies the requirements for an environmental management system, which helps to minimize operational impact on the environment.

Since pollution caused by our production activities is much less than those of larger-scale iron and steel operations, we currently do not perform any research and development on environmental matters. We have not been subject to any fines or legal action involving non-compliance with any relevant environmental regulations, nor are we aware of any threatened or pending action by any environmental regulatory authority in any location where we operate our business.

Insurance

We maintain property insurance with respect to our operations that covers general property, plants and machinery, and shipping and transportation. In addition, we have product liability insurance that covers our sales in North America. However, we do not maintain product liability, business interruption or key-man insurance in China. We believe that our insurance coverage is customary for similar operations in our industry in China. However, we cannot assure you that our existing insurance policies are sufficient to protect us from all losses and liabilities that we may incur.

Regulations

This section sets forth a summary of the most significant regulations or requirements that affect our business activities in China or our shareholders’ right to receive dividends and other distributions from us.

Regulations on seamless OCTG manufacturing and sales businesses

Under the PRC law, operators of seamless OCTG manufacturing and sales businesses are not required to obtain any special licenses from government agencies, other than regular business licensees and other permits that must be held by every business located in China.

Regulations on environmental protection

The OCTG industry is not considered as a heavy pollution industry by the PRC State Environmental Protection Authority. However, we are still subject to a variety of governmental regulations related to environmental protection. The major environmental regulations applicable to us include the Environmental Protection Law of the People’s Republic of China, the Water Pollution Prevention Law of the People’s Republic of China, the Atmospheric Pollution Prevention Law of the People’s Republic of China, the Environmental Noise Pollution Prevention Regulations of the People’s Republic of China, the Environmental Impact Assessment Law of the People’s Republic of China and the Regulations Governing Environmental Protection in Construction Projects. Also, general environmental regulations relating to noise and the treatment of industrial waste are applicable to our operations.

All phases of our operations are subject to environmental regulations and discharge standards promulgated by government agencies in China. Before we may begin project development and production, we must comply with environmental regulations and standards. Environmental regulations set forth limits and prohibitions on spills, releases or emissions of various substances produced in association with certain processing and manufacturing operations. A breach of any regulations may result in imposition of fines and penalties and even curtailment or suspension of our operations. Furthermore, future changes in environmental laws and regulations could occur that result in stricter standards and enforcement, larger fines and liability, and increased capital expenditures and operating costs, any of which could have a material adverse effect on our financial condition or results of operations.

Regulations on foreign currency exchange

Pursuant to the Foreign Currency Administration Rules promulgated in 1996 and amended in 1997 and various regulations issued by SAFE, and other relevant PRC government authorities, Renminbi are freely convertible only to the extent of current account items, such as trade related receipts and payments, interest and dividends. Capital account items, such as direct equity investments, loans and repatriation of investment, require prior approval from SAFE or its local counterpart for conversion of Renminbi into a foreign currency, such as U.S. dollars, and remittance of the foreign currency outside the PRC.

Payments for transactions that take place within the PRC must be made in Renminbi. Unless otherwise approved, PRC companies must repatriate foreign currency payments received from abroad. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks subject to a cap set by SAFE or its local counterpart. Unless otherwise approved, domestic enterprises must convert all of their foreign currency receipts into Renminbi.

Regulations on dividend distribution

The principal regulations governing dividend distributions by wholly foreign-owned enterprises and Sino-foreign equity joint ventures include:

•	Wholly Foreign-Owned Enterprise Law (1986), as amended;

•	Wholly Foreign-Owned Enterprise Law Implementing Rules (1990), as amended;

•	Sino-foreign Equity Joint Venture Enterprise Law (1979), as amended; and

•	Sino-foreign Equity Joint Venture Enterprise Law Implementing Rules (1983), as amended.

Under these regulations, wholly foreign-owned enterprises and Sino-foreign equity joint ventures in the PRC may pay dividends only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, these foreign-invested enterprises are required to set aside 10% of their after-tax profits based on the PRC accounting standards each year, if any, to fund their general reserve fund, until the accumulative amount of such reserves reaches 50% of their registered capital. These reserves are not distributable as cash dividends. Wholly foreign-owned enterprises are also required to allocate a portion of their after-tax profits, as determined by the board of directors, to its staff welfare and bonus funds, which may not be distributed to equity owners.

In addition, dividends we pay to our non-PRC shareholders may be subject to a 10% withholding tax. See ‘‘Item 10 Additional Information—Taxation—People’s Republic of China taxation.’’

C.    Organizational Structure

We hold our interest in the operating subsidiaries indirectly through our wholly-owned intermediate holding company, FSHL, a company incorporated in the British Virgin Islands.

Substantially all of our business is conducted through our wholly-owned operating subsidiary established in the PRC, WSP China.

The following table provides a list of our significant subsidiaries as of the date of this annual report:

Name	Place of incorporation	Ownership Interest
FSHL	British Virgin Islands	100%
WSP China	China	100%
Jiangsu Fanli	China	70%
Liaoyang Seamless	China	70%
Songyuan Seamless	China	100%
Houston OCTG	U.S.	100%

D.    Property, Plant and Equipment

Most of our manufacturing facilities are located in the Wuxi National High-Tech Industrial Development Zone and neighboring areas in Wuxi, with the exception of our cold-draw pipe production line and one hot-rolling pipe production line, which are located in our Jiangsu Fanli production facility in Xuyi County, Jiangsu Province.

We are currently expanding our manufacturing facilities. The following table sets forth the major items of our planned expansion. For existing production, facilities, see ‘‘—B. Business Overview— Production capacity.’’

Production facilities	Product line	Location	Expected time of completion	Expected annual production capacity
				(in tonnes)
No. 6 threading line	Casing	Wuxi, Jiangsu Province, China	Second half of 2008	100,000
Liaoyang hot-rolling pipe production line	Hot-rolling	Liaoyang, Liaoning Province, China	Second half of 2009	300,000
Liaoyang pipe finishing production line	Pipe finishing	Liaoyang, Liaoning Province, China	First half of 2009	150,000
Liaoyang pipe heat treatment processing capacity	Heat treatment	Liaoyang, Liaoning Province, China	First half of 2009	100,000
Songyuan pipe finishing capacity	Pipe finishing	Songyuan, Jilin Province, China	First quarter of 2009	60,000

We plan to expand our manufacturing facilities by constructing a new threading line in Wuxi, China. In addition, we plan to construct a manufacturing facility in Liaoyang, China through our subsidiary, Liaoyang Seamless, which will have a hot-rolling OCTG pipe production capacity of 300,000 tonnes per year, pipe finishing capacity of 150,000 tonnes per year and pipe heat treatment processing capacity of 100,000 tonnes per year. In addition, we plan to construct a manufacturing facility in Songyuan, China through our wholly-owned subsidiary Songyuan Seamless. We are also planning to establish a production facility in Houston, Texas, which will replace our previous plan of building a threading line in Vancouver, Canada. We believe these new production lines will further enhance our production capacity and increase our product variety.

We purchase equipment from both international and domestic suppliers. In October 2005, we entered into a purchase contract with Taiyuan Tongze Equipment Co., Ltd., under which we purchased certain hot rolling production line equipment for RMB224.0 million (US$30.7 million). The equipment was delivered and installed at our manufacturing facilities in Wuxi, China.

Facilities

Our corporate headquarters and manufacturing facilities are located in Wuxi, Jiangsu Province, with a substantial part within the Wuxi National High-Tech Industrial Development Zone. Our Jiangsu Fanli production facilities are located in Xuyi County, Jiangsu Province. As of December 31, 2007, Wuxi, Jiangsu

and Xuyi, Jiangsu had production facilities and offices of total gross areas of 180,000 and 50,700 square meters, respectively. We hold land use rights for the land on which our plants are situated, and such land use rights have been granted to us for a period of fifty years, which expire between 2050 and 2054, except for a parcel of land with a total gross areas of approximately 1,000 square meters in Xuyi, Jiangsu, which we use as a warehouse and for which we have not obtained the land use rights certificate and building ownership certificate.

We also lease production facilities and offices in Wuxi, Jiangsu with total gross areas of 9,504 square meters from Wuxi Longhua. In 2006 and 2007, we paid $73,000 and $225,000 million to Wuxi Longhua under the lease agreement. The lease agreement will expire in August 2008.

Item 5.    Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report. This report contains forward-looking statements. See ‘‘Item 5. Operating and Financial Review and Prospects—G. Safe Harbor.’’ In evaluating our business, you should carefully consider the information provided under the caption ‘‘Item 3. Key Information—D. Risk Factors’’ in this annual report. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A.    Operating Results

Overview

We have grown significantly in recent years. As of December 31, 2005, 2006 and 2007, our annual production capacities of seamless OCTG were 310,000 tonnes, 452,000 tonnes and 584,000 tonnes, respectively. In 2005, 2006 and 2007, our net revenues were $241.0 million, $366.5 million and $483.8 million, respectively, representing a CAGR of 41.7%. In the same periods, our net income was $24.3 million, $58.9 million and $74.6 million, respectively, representing a CAGR of 75.2%.

Factors affecting our results of operations

Demand for seamless OCTG in the domestic and export markets

Domestic demand for our products is largely driven by the growth of the oil and gas industry in China. According to Preston, China’s strong demand for oil and gas has resulted in significant increases in drilling activities in China, leading to a greater demand for seamless OCTG. According to Preston, China’s seamless OCTG consumption grew at a CAGR of 12.2% between 2002 and 2006.

China has become a net exporter of seamless OCTG since 2005. According to Preston, China will remain a net exporter of seamless OCTG products from 2006 to 2010. However, China will remain a net importer of non-API OCTG during the same period according to Preston. North America, Russia and the Middle East are other important seamless OCTG markets. According to Preston, the aggregate OCTG consumption in those regions grew at a CAGR of 36.6% between 2002 and 2006. With existing and conventional reservoirs gradually being exhausted, major oil and gas exploration and production companies have significantly shifted their exploration and development focus to non-conventional deep-water oil sources and non-conventional gas sources. The shift to more challenging operating conditions have increased demand for high quality seamless OCTG.

In 2006, our net revenues increased by 52.1% compared to 2005, and the volume of our products sold increased by 35.9% compared to 2005. In 2007, our net revenues increased by 32.0% compared to 2006, and the volume of our products sold increased by 19.2% compared to 2006. In 2005, 2006 and 2007, approximately 41.2%, 50.9% and 57.6%, respectively, of our net revenues were derived from export sales.

We indirectly sold a portion of our products to Sanctions Targets in the three years ended December 31, 2007. See ‘‘Item 3. Key Information—D. Risk factors—Risks relating to our business—We may be unable to prevent possible resales or transfers of our products to countries, governments, entities, or persons targeted by United States economic sanctions, especially when we sell our products to distributors over which we have limited control.’’ In 2005, 2006 and 2007, we did not have any direct sales to Sanctions Targets. To the best of our knowledge, in 2006 and 2007, our indirect sales to Sanctions Targets, including Burma, Cuba, Sudan and Syria, accounted for approximately 9.0% and 2.8%, respectively, of our net revenues. We have ceased indirect sales of our products to Sanctions Targets. Although we will experience loss of sales in those regions, we do not expect such loss of sales to have a material adverse effect on our results of operations due to our strong growth in overseas sales in regions that are not Sanctions Targets.

Supply of raw materials

Our primary raw materials consist primarily of round steel billets and green pipes. Due to increasing market demand, supply of round steel billets became tight in the market and the prices of billets and green pipes increased significantly in 2003 and 2004. As a result of government controls and as more steel supplies became available, the prices of billets and green pipes decreased slightly in 2005 and 2006. Since then, we experienced a substantial increase in steel prices, especially in the fourth quarter of 2007. We expect that the steel price will continue to rise in 2008.

We purchase round steel billets directly from suppliers. In order to secure a steady supply of round steel billets, we have entered into long-term arrangements with two major suppliers. In August 2006, we entered into a three-year framework arrangement with Nanjing Iron & Steel United Co., Ltd., or Nanjing Steel, under which we agreed to order from Nanjing Steel, and Nanjing Steel agreed to supply us 200,000 to 300,000 tonnes of round steel billets per year. In December 2006, we entered into a five-year cooperation agreement with Wuxi Xuefeng Steel Co. Ltd., or Wuxi Xuefeng, under which Wuxi Xuefeng is committed to supply us 300,000 to 600,000 tonnes of round steel billets per year. The prices of the billets under these arrangements will be adjusted periodically according to the prevailing market price. Nanjing Steel and Wuxi Xuefeng accounted for 16.3% and 14.5%, respectively, of the total round steel billets supplied to us in 2007.

We purchase green pipes from other manufacturers. We also provide round steel billets to sub-contractors to be further processed into green pipes. Starting from 2006, we have significantly reduced our reliance on green pipe suppliers by expanding our in-house manufacturing capabilities of green pipes. In April 2006, we acquired a 70% equity interest in Jiangsu Fanli Pipe Co., Ltd., or Jiangsu Fanli, which has an annual production capacity of 100,000 tonnes of green pipes. In January 2007, we began production of green pipes at our new hot-rolling-pipe plant in Wuxi with an annual production capacity of 450,000 tonnes. In July 2007, we commenced operation of our new hot-rolling pipe production line in Jiangsu Fanli, which has an annual production capacity of 100,000 tonnes of green pipes. Our production of green pipes allows us to monitor the quality of our green pipes without having to rely on the quality assurances of other manufacturers or suppliers. By producing green pipes in-house, we have streamlined our in-house production process and shortened the production cycle of our OCTG.

Production capacity

As of December 31, 2007, our key operating assets included eight threading lines and two drill pipe production lines with a total annual production capacity of approximately 584,000 tonnes of seamless OCTG. We have expanded our production capacity significantly in the past few years. As of December 31, 2005, 2006 and 2007, our production capacities of seamless OCTG were 310,000, 452,000 and 584,000 tonnes, respectively. Our annual production capacity is the maximum production capacity that can be achieved at the optimal level of operations of our production lines, calculated using an estimated product mix for each production line. See ‘‘Item 4. Information on the Company—B. Business Overview—Manufacturing.’’ Our overall capacity utilization rate is not comparable from year to year due to the fact that our actual output from each production line reflects the actual product mix produced from a particular line, which differs from estimated product mix because the types of products we actually produce are based on customer specifications. We expect to continue to increase our production capacity in the future as part of our facilities expansion.

Pricing

In determining product pricing, we primarily consider factors including projected overall market price levels, costs and customer recognition of competing products. Consistent with industry trend, we increased our overall prices of API products in the PRC domestic market in April 2004 due to strong demand and increases in raw material prices. The domestic prices of our API products are generally set based on the prevailing domestic market prices, which are usually the prices at which CNPC, the largest owner of oilfields in China, purchases from its major suppliers. Our export prices are usually set based on the prevailing international market prices, which are typically higher than our domestic prices. The prices of our OCTG are competitive with those charged by our international competitors.

The average sales price for our non-API products increased in 2005 and 2006 due to strong demand and market acceptance of our products, which allowed us to raise our prices. The average sales price for our non-API products decreased in 2007 compared to the same period in 2006 due to increased sales of certain lower priced non-API products in 2007. Export prices increased in 2005 and continued to increase in 2006 and 2007, primarily due to overall increases of prevailing international market prices resulted from higher demand for seamless OCTG as new gas and oil fields were being developed and increased drilling and exploration activities in more challenging conditions.

Product mix and geographical distribution

Our gross margin and operating margin are substantially affected by our product mix, particularly with respect to API and non-API products. Our non-API products are generally non-standard products with customized specifications that are developed to meet special needs, such as improved strength, higher corrosion resistance, improved sealing and premium connectors, among others. Because non-API products typically command a price premium compared with API products, our gross margin and operating margin will increase if a higher percentage of our net revenues are derived from sales of non-API products. In 2005, 2006 and 2007, our sales of non-API products accounted for 6.4%, 11.3% and 31.5%, respectively, of our net revenues. Our API products accounted for 80.8%, 81.6% and 59.7%, respectively, of our net revenues during the same periods. In recent years, sales of our non-API products have significantly increased. The following table sets forth sales volume and average selling prices of our API and non-API products for the periods indicated.

	For the year ended December 31,
	2005	2006	2007
API
Sales volume (tonnes)	203,359	288,116	264,407
Average selling price	$958	$1,038	$1,092
Non-API
Sales volume (tonnes)	11,069	22,910	93,467
Average selling price	$1,397	$1,803	$1,630

We generate revenues from both domestic and export sales. Domestically, we have been a major player in the seamless OCTG market. In recent years, we have devoted efforts to expand our export sales and our international presence because export prices are generally higher than domestic prices for the same products and exports provide us with revenue diversification and allow us to build global brand recognition. Our domestic sales decreased as measured by the percentage to total sales in 2007 as compared to 2006 due to an increase in the amount of our products allocated for export sales. Net revenues from export sales accounted for 41.2%, 50.9% and 57.6% of our net revenues in 2005, 2006 and 2007, respectively. These increases are due primarily to higher demand for our products as we built up international recognition of our products. We rely mainly on distributors and agents to sell our products to oil and gas fields overseas. We intend to continue to increase our sales in overseas market and develop our ability to conduct direct sales overseas. The following table sets forth the sales volume and average selling prices of our domestic and export sales for the periods indicated.

	For the year ended December 31,
	2005	2006	2007
Sales volume (tonnes)	253,043	343,846	409,909
Domestic	157,848	187,688	191,152
Export	95,195	156,158	218,757
Average selling price	$952	$1,066	$1,180
Domestic	$897	$959	$1,073
Export	$1,044	$1,194	$1,274

Overview of financial results

Net revenues

Our net revenues primarily consist of sales of OCTG products. Our OCTG products fall into two categories, API products and non-API products. Our primary OCTG products consist of tubing, casing and drill pipes. See ‘‘—Factors affecting our results of operations—Product mix and geographical distribution’’ for details on our product mix. We also generate, to a lesser extent, revenues from other non-OCTG pipe products, such as green pipes, which are semi-finished pipes that can be further processed into end-products. The following table sets forth the net revenues of our API, non-API and other products for the periods indicated.

	For the year ended December 31,
	2005(1)	2006(1)	2007(1)
	(in thousands)
API	$194,858	$299,158	$288,607
Non-API	15,465	41,311	152,386
Others	30,689	26,032	42,790
Total	$241,012	$366,501	$483,783

(1)	Net revenues are net of business taxes.

We have built an extensive customer base, covering customers located in the PRC, as well as in North America, the Middle East, Asia, Africa and Russia. We determine the geographical market of our net revenues based on the location of the initial purchasers of our products. The following table sets forth the break down of our net revenues by geographic market for the periods indicated.

	For the year ended December 31,
	2005	2006	2007
	(in thousands)
Net revenues
Domestic
PRC	$141,655	$179,989	$205,072
Export
Malaysia	17,689	47,086	10,517
South Korea	25,444	7,359	14,318
Singapore	5,516	12,017	29,574
Hong Kong	1,158	7,359	22,322
United Arab Emirates	93	8,298	26,673
Japan	3,705	4,671	11,332
Rest of Asia	3,025	5,411	10,335
Total Asia	56,630	92,201	125,071
United States	17,759	55,683	109,842
Canada	12,756	15,160	1,320
Total North America	30,515	70,843	111,162
Others	12,212	23,468	42,478
Total export	$99,357	$186,512	$278,711

Cost of revenues

Our cost of revenues consists primarily of our manufacturing costs adjusted for changes in inventory. Our manufacturing costs primarily include the costs of raw materials used to manufacture our products, most significantly, green pipes and round steel billets. Green pipes have accounted for a significant portion of our raw materials costs in the past. By using green pipes produced by our subsidiary Jiangsu Fanli and our new hot-rolling pipe plant, we expect that costs of round steel billets will become the primary component of our costs of raw materials. The remaining components of our manufacturing costs include shipping and handling costs, labor, utility, depreciation, VAT and miscellaneous expenses such as overhead costs, maintenance costs and sundry costs. Labor costs consist of wages, salaries and other statutory employee benefits for our production workers. Depreciation includes charges on our machinery and equipment for the production of our goods.

We incur significant shipping and handling costs in connection with the shipping of our products to our customers located in other parts of China and overseas. We usually deliver our finished products to customers in China by train or by truck in circumstances requiring urgent delivery. Our overseas deliveries are primarily made by ship. Our export contracts are usually entered into on a Free On Board (FOB) basis, which means that we pay for shipping of the goods to the port of shipment, plus loading costs. Our customers pay freight, insurance, unloading costs and shipping from the port of destination to the factory. We engage a number of overseas shipping agents to transport our finished products overseas. The shipping and handling costs were $8.4 million, $15.5 million and $20.5 million in 2005, 2006 and 2007, respectively.

Value-added tax, or VAT, in China is charged on sales at a general rate of 17% based on the selling price of our products to customers. We are deemed to have paid a 4% VAT based on the general rate minus a 13% VAT refund on export sales, which we are entitled to receive immediately upon filing the VAT returns. The 4% VAT is recorded as a cost of revenues.

Operating expenses

Our operating expenses include selling and marketing expenses and general and administrative expenses.

Selling and marketing expenses

Selling and marketing expenses primarily include salary and benefits and samples, promotion and marketing expenses, which also include commissions or service fees to sales agents.

We generally sell our products directly to oilfields in China through our four sales offices located in the Daqing, Changqing, Xinjiang and Sichuan oilfields, which cover all major oilfields in the PRC. Internationally, we sell our products primarily through distributors and sales agents. We sell directly to our distributors, who interact independently with the end-customers. In respect of sales agents, we usually pay them a commission or a service fee.

Our selling and marketing expenses also include costs of product warranties. In connection with the warranties relating to our products, we provide a warranty to customers that our products will meet the stated functionality as agreed to in each sales contract. We provide for the estimated warranty costs under these guarantees based upon historical experience and management’s estimate of the level of future claims. We have not had material defective product issues and even if defects in our products occur, such defects usually become evident within the first few months of sales.

General and administrative expenses

General and administrative expenses comprise primarily of salaries and benefits, share-based compensation expenses, professional fees, guarantee fees and business travel expenses. Our general and administrative expenses have increased since 2005, primarily due to increases in the number of our administrative staff as well as their salaries and benefits. We expect our general and administrative expenses to increase as we recruit additional personnel and incur expenses to support our operations as a public company, including compliance-related costs. However, we expect our general and administrative expenses to decrease as a percentage of net revenues as we achieve greater scale.

Research and development expenses

Our research and development expenses are not disclosed as a separate item in the income statement but allocated to cost of revenues and other operating expenses, depending on whether the costs are related to the design, production, testing or enhancement of our products and manufacturing process and the personnel who participate in the research and development projects. The OCTG industry in which we operate is characterized by rapid development and increasing demand for non-API products. In 2005 and 2006, we did not have a separate department for research and development, even though many employees have devoted part of their time in research and development activities. We incurred research and development expenses of approximately $0.7 million in 2007 as we established our research and development department in July 2007. We expect to incur more research and development expenses in the future as we devote greater resources to improving our technical know-how in OCTG production, in particular relating to the production of non-API products.

Other operating income (expense)

Other operating income (expense) primarily includes income or expense from sales of scrap steel and defective pipes from our production. We do not expect that other operating income (expense) will be material in our business.

Discontinued operations

Prior to September 22, 2006, we were engaged, through our subsidiary Hailong Drill Pipe, in the business of research and development of drill pipe technology and the production and sales of drill pipes and accessories. In order to streamline our business, in September 2006, we sold our 51% equity interest in Hailong Drill Pipe to Shanghai Hailong Oil Equipments Company Limited, or Shanghai Hailong.

On December 13, 2005, we completed winding up of our wholly-owned subsidiary, Tangshan Huayi Steel Co., Ltd., or Tangshan Huayi, a company in the business of producing and distributing steel related products. We decided to discontinue this business due to changes in the operating environment of the steel industry, unfavorable government policies and our ability to procure raw materials from other sources.

The following table sets forth operating results from the discontinued operations included in our consolidated statements of operations for the periods indicated.

	For the year ended December 31,
	2005	2006	2007
	(in thousands)
Revenues from discontinued operations	$19,746	$6,868	—
Pre-tax income (loss) from discontinued operations	(1,631)	693	—
Income (loss) from discontinued operations, net of tax	$(4,257)	$572	—

The operating results from the discontinued operations reflect 100% of Tangshan Huayi’s operations for the period from January 1, 2005 to December 13, 2005, and 100% of Hailong Drill Pipe’s operations for the period from August 30, 2005, the date of its incorporation, to September 21, 2006.

Taxation

PRC enterprise income tax is generally assessed at the rate of 33% of taxable income before January 1, 2008. For the years 2000 to 2004, we benefited from certain tax policies that have reduced our income tax expenses and thus increased our profit after tax. As a foreign-invested enterprise and a qualified high and new technology enterprise located in the Wuxi National High-Tech Industrial Development Zone, WSP China is subject to a preferential FEIT of 15%. Under the then applicable PRC Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprises, or the Income Tax Law, starting on the first profitable year after deducting all tax losses carried forward from the previous five years, WSP China was entitled to a full exemption from the FEIT for two years and a 50% reduction in the FEIT for the three subsequent years. WSP China’s first profitable year after deducting all tax losses carried forward from the previous five years was 2000. Accordingly, WSP China’s FEIT rate for the years ended December 31, 2000 and 2001 was nil and for the years ended December 31, 2002, 2003 and 2004 was 7.5%. For the years ended December 31, 2005, 2006 and 2007, WSP China’s FEIT rate was 15%. WSP China’s effective tax rate was 13.0%, 15.2% and 16.6% for the years ended December 31, 2005 and 2006 and 2007, respectively. Except as disclosed below, we have made all the required tax filings and have paid all outstanding tax liabilities with the relevant tax authorities.

In the fourth quarter of 2006, we moved a part of WSP China’s operations outside of the Wuxi National High-Tech Industrial Development Zone. We are currently registering the new facilities with the local authorities as a local branch. Although WSP China has not been required by the local tax bureau to pay an FEIT tax rate of more than 15% for the income generated from the new facilities, the new facilities may not be entitled to the preferential FEIT rate. As a result, our new facilities may be subject to the non-preferential FEIT rate which is currently 27% for enterprises located in certain coastal regions, including Wuxi. The difference between 27% and 15% is reflected as a cumulative adjustment of $83,000 for unrecognized tax benefits under Interpretation No. 48 ‘‘Accounting for Uncertainty in Income Taxes —an Interpretation of SFAS No. 109’’, or FIN No. 48, issued by FASB, which we have adopted since January 1, 2007. We recorded an increase in the unrecognized tax benefit balance by $1,803,000 for 2007.

In March, 2007, the PRC National People’s Congress passed the New Tax Law, and in December 2007, the State Council promulgated the implementing rules of the New Tax Law, both of which became effective on January 1, 2008. Under the New Tax Law, a unified enterprise income tax rate of 25%, a unified deduction measure and standard and unified tax preferential treatment, will be applied to both domestic enterprises and foreign-invested enterprises. However, those enterprises which were established prior to the passing of the New Tax Law and which are enjoying a preferentially lower income tax rate are given a five-year transition period.

According to the New Tax Law, entities that qualify as high and new technology companies supported by the PRC government are expected to benefit from a tax rate of 15% as compared to the uniform tax rate of 25%. However, because the New Tax Law and its implementing rules are relatively new and ambiguous in terms of some definitions, requirements and detailed procedures, it is uncertain whether WSP China may qualify for the reduced tax rate of 15% going forward. If WSP China does not qualify, its income tax rate will be increased to the uniform tax rate of 25% from 2008. In the computation of the deferred balances as of December 31, 2007, we have used the new statutory rates of 25%.

In addition, according to the New Tax Law, a ‘‘resident enterprise,’’ which includes an enterprise established outside of China with management located in China, will be subject to PRC income tax of its global income. If the PRC tax authority subsequently determines that WSP Holdings or FSHL should be deemed a resident enterprise, then our global income will be subject to PRC income tax at a tax rate of 25%. The exemption of enterprise income tax on dividends distributed by foreign-invested enterprises to their foreign investors under the previous tax laws is no longer available under the New Tax Law, which may subject any dividends WSP Holdings pays to its investors who are not PRC residents to a 10% withholding tax. The New Tax Law and its implementing rules are relatively new and ambiguous in terms of some definitions, requirements and detailed procedures, and currently no official interpretation or application of this new resident enterprise classification is available. Therefore, it is unclear how tax authorities will determine tax residency based on the facts of each case.

For a discussion on VAT, see ‘‘—Overview of financial results—Cost of revenues.’’

Critical accounting policies

We prepare our financial statements in conformity with U.S. GAAP, which require us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates.

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements. We believe that the following accounting policies involve a higher degree of judgment and complexity in their application and require us to make significant accounting estimates. The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this annual report.

Accounting for changes in ownership

The 2004 Transactions

In November 2004, UMW ACE entered into equity interest transaction agreements whereby UMW ACE acquired a controlling interest in WSP China from Wuxi Longhua, King Partners Limited and Quanhua Material. We considered whether this change in ownership of WSP China required the push down of the investors’ basis into the financial statements of WSP China. We concluded that at the time of the November 2004 transaction, Mr. Piao and UMW ACE were not a collaborative group for the purposes of EITF D-97, ‘‘Push Down Accounting.’’ Therefore, the various changes in ownership interest had no effect on the financial statements of WSP China or WSP Holdings.

The 2006 Transactions

After a series of related and anticipated transactions between the two continuing ultimate shareholders, Mr. Piao and UMW, in which their relative interests changed, WSP Holdings became the ultimate holding company of WSP China. We considered whether these transactions were ones in which there was an accounting acquirer requiring the application of purchase accounting and, if so, to what extent the assets and liabilities of WSP China should be increased to their fair value at the date of acquisition. We determined that these transactions should be accounted for as a recapitalization of WSP

China with no step up in basis as the same shareholder group had effective control of the combined entities before and after the transaction and the combination has been accounted for as if WSP China rather than FSHL was the accounting acquirer under paragraph 17 of Statement of Financial Accounting Standard, or SFAS, No. 141, ‘‘Business Combination.’’

Revenue recognition

We recognize revenue when persuasive evidence of an arrangement with the customer exists, the product has been shipped and title has passed, provided that we do not have significant post delivery obligations, the amount due from the customer is fixed or determinable, and collectibility is reasonably assured. There is no significant customer acceptance process. We assess whether the amount due from the customer is fixed or determinable based on the payment terms of the agreement. We assess collection based on a number of factors, including past transaction history with the customer and creditworthiness of the customer.

Our net revenues are presented net of applicable business taxes. Business taxes were approximately $41,000, $112,000 and $299,000 in 2005, 2006 and 2007, respectively.

Warranty

We sell the majority of our products to customers along with unconditional repair or replacement warranties for a 12-month period from the date of purchase. We determine the estimated liability for warranty claims based on our experience of the amount of claims actually made. It is reasonably possible that our estimate of the accrued product warranty claims will change in the near term. Estimated costs for product warranties are recognized at the time revenue is recognized. The aggregate product warranty liabilities were approximately $6,000, $108,000 and $197,000 in 2005, 2006 and 2007, respectively.

Impairment of long-lived assets

We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, we measure impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we will recognize an impairment loss based on the fair value of the assets.

Accounts receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. Amounts collected on trade accounts receivable are included in net cash provided by operating activities in the consolidated statements of cash flows.

The allowance for doubtful accounts is our estimate of the amount of probable credit losses in our existing accounts receivable. We consider factors such as customer credit-worthiness, past transaction history with the customer and current economic industry trends when we determine the collectibility of specific customer accounts. Allowance for doubtful accounts for accounts receivable was $0.9 million, $0.5 million and $0.1 million in 2005, 2006 and 2007, respectively.

We have a factoring program with certain financial institutions to sell, with recourse, certain eligible trade receivables up to certain pre-determined limits. As receivables transferred to the financial institutions are collected, we may transfer additional receivables up to the predetermined facility limit. Gross receivables transferred to the financial institutions amounted to $15.9 million, $11.7 million and nil in 2005, 2006 and 2007, respectively. We have the right, and are obligated, to repurchase transferred receivables under the program and these transactions do not qualify as sales under U.S. GAAP. Our outstanding balances of receivables pledged to the financial institutions were $6.2 million as of December 31 2005 which were included in accounts receivables in our balance sheet and there was none as of December 31, 2006 and 2007, In addition to factoring, we also have bills receivable endorsed to suppliers with recourse in the amount of $7.1 million, $7.9 million and $9.4 million as of December 31, 2005, 2006 and 2007, respectively.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined by the weighted average method. Cost comprises direct materials and where applicable, direct labor costs, toll manufacturing costs and overhead that has been incurred in bringing the inventories to their present location and condition. Adjustments are recorded to write down the cost of obsolete and excess inventory to the estimated market value based on historical and forecast demand.

Share-based compensation expenses

On August 24, 2007, our board of directors adopted the 2007 Share Incentive Plan and awarded options to our directors, officers, employees and consultants to purchase an aggregate of 5,206,000 ordinary shares, at an exercise price of $4.00 per share. We have determined, with assistance from American Appraisal China Limited, an independent third party, that the fair value of the options as of the date of grant at August 24, 2007 was $0.83 per option. We calculated the fair value of our ordinary shares to be $3.81 per share.

We use the Black-Scholes option pricing model to determine the fair value of our options. The significant assumptions used in the Black-Scholes model included: expected life of 3 years; risk-free interest rate of 4.31%; dividend yield of 4.38%; and volatility of 39.4%. The determination of the fair value of share-based compensation awards on the date of grant using an option-pricing model is affected by our share price as well as assumptions regarding a number of complex and subjective variables, including our expected share price volatility over the term of the awards, actual and projected employee share option exercise behavior, risk-free interest rates and expected dividends.

As we have historically been a private company, the sources utilized to determine the fair value of the underlying shares at the date of measurement are subjective in nature.

For our August 2007 option grants, the estimated fair value of our ordinary shares was based on (i) financial condition as of the date of the grant and (ii) operating history. This valuation was based on a combination of a market approach and income approach.

The market approach focuses on comparing our company to comparable publicly traded companies. In applying this method, valuation multiples are: (i) derived from historical operating data of comparable companies; (ii) evaluated and adjusted, if necessary, based on the strengths and weaknesses of our company relative to the selected guideline companies; and (iii) applied to the appropriate operating and future projected financial data of our company to arrive at an indication of fair market value for our company’s equity.

In the income approach, equity value is dependent on the present value of future economic benefits such as cost savings, periodic income, or revenues. Indications of equity value are developed by discounting future net cash flows to their present value at a discount rate that reflects both the current return requirements of the market and the risks inherent in the specific investment. A discount rate is the expected rate of return that an investor would theoretically need to give up by investing in our company instead of in available alternative investments that are comparable in terms of risk and other investment characteristics. In most circumstances, the discount rate is the weighted average cost of capital, which takes into account the cost of equity and the cost of debt. For this method, we used a discount rate of 16%. Our cost of equity was derived using the Capital Asset Pricing Model, which takes into account the risk-free interest rate and a required risk premium. Our required risk premium takes into account the equity risk premium, a small stock premium and a country risk premium for China.

Based on the above methods, we determined an equity value of our company using a weighted average and taking into account a lack of marketability discount of approximately 7.76% due to our status as a private company.

Assuming no forfeitures, our total share-based compensation expenses for future periods in respect of the equity awards that we have granted to date are $4.3 million amortized over two years.

If we decide to use a different valuation model or employ different assumptions for estimating share-based compensation expense in future periods, or if the factors underlying our evaluation change,

our share-based compensation in future periods may differ significantly from what we have recorded in prior periods and could materially affect our operating income, net income and net income per share.

The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable, which are characteristics not present in our option grants. Existing valuation models, including the Black-Scholes and lattice binomial models, may not provide reliable measures of the fair value of our share-based compensation. Consequently, there is a risk that our estimates of the fair values of our share-based compensation awards on the grant dates may be significantly different from the actual values realized upon the exercise, expiration, early termination or forfeiture of those share-based payments in the future. Certain share-based compensation awards, such as employee share options, may expire worthless or otherwise result in zero intrinsic value as compared to the fair value originally estimated on the grant date and reported in our financial statements. Alternatively, values that are significantly higher than fair values originally estimated on the grant date and reported in our financial statements may be realized from these instruments. There is currently no market-based mechanism or other practical application to verify the reliability and accuracy of the estimates stemming from these valuation models, nor is there a means to compare and adjust the estimates to actual values.

The guidance provided in SFAS 123(R) and Staff Accounting Bulletin No. 107 is relatively new. The application of these principles may be subject to further interpretation and refinement over time. There are significant differences among valuation models and there is a possibility that we will adopt different valuation models in the future. This may result in a lack of consistency in future periods and materially affect the fair value estimates of share-based compensation awards. It may also result in a lack of comparability with other companies that use different models, methods and assumptions.

Internal control over financial reporting

We and our auditors, an independent registered public accounting firm, in connection with the audits of our consolidated financial statements for the year ended December 31, 2007, identified two ‘‘material weaknesses’’ in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board (United States). The material weaknesses identified related to (i) our inadequate accounting personnel with a good understanding of U.S. GAAP and reporting requirements of the SEC, and (ii) our lack of a comprehensive accounting policies and procedures manual. In addition, our auditors also identified a significant deficiency relating to the lack of certain accounting controls in Jiangsu Fanli. If we had performed a thorough assessment of our internal control over financial reporting or if our independent registered public accounting firm had performed an audit of our internal control over financial reporting, additional material weaknesses and significant deficiencies might be identified.

To address the deficiencies that have been identified, we have hired an internal audit manager with experience in internal controls, as well as an outside consulting firm to assist in our internal control compliance efforts. We are in the process of implementing a number of other measures to address the deficiencies, including: (i) hiring a reporting manager with a good knowledge of U.S. GAAP and SEC reporting requirements; (ii) compiling an accounting policies and procedures manual, to be supplemented or revised from time to time, and enhancing training of our accounting and financial reporting staff; and (iii) devoting additional personnel to our financial closing at each period end as well as establishing closing and reporting procedures and standards.

Internal control over distribution of our products

We indirectly sold a portion of our products to Sanctions Targets in the three years ended December 31, 2007. However, as of the date of this annual report, we have ceased indirect sales of our products to Sanctions Targets. In addition, we plan to adopt a written policy to prevent future direct or indirect sales to Sanctions Targets and we have begun to implement internal control mechanisms to monitor the identity of our end customers, which include: (i) undertaking a review of all our contracts with our distributors; (ii) contractually limiting each of our distributors to specific sales territories and excluding countries or territories that are Sanctions Targets; and (iii) requiring all of our distributors to covenant with us that they will not resell any of our products to any Sanctions Targets. We also plan to impose on our distributors periodic reporting obligations on the destination and end customers of our products. However, we cannot guarantee that our measures will be able to prevent all future sales or resales of our products to Sanctions Targets. See ‘‘Item 3. Key Information—D. Risk factors—Risks relating to our business—We may be unable to prevent possible resales or transfers of our products to countries, governments, entities, or persons targeted by United States economic sanctions, especially when we sell our products to distributors over which we have limited control.’’

Results of operations

The following table summarizes the results of our operations for the periods indicated:

	For the year ended December 31,
	2005		2006		2007
	(in thousands, except percentages)
Consolidated income statement data:
Net revenues	$241,012	100%	$366,501	100%	$483,783	100%
Cost of revenues	(198,550)	(82.4)	(281,106)	(76.7)	(357,997)	(74.0)
Gross profit	42,462	17.6	85,395	23.3	125,786	26.0
Selling and marketing expenses	(2,056)	(0.9)	(4,102)	(1.1)	(8,578)	(1.8)
General and administrative expenses	(6,356)	(2.6)	(9,799)	(2.7)	(13,591)	(2.8)
Other operating income (expenses)	(499)	(0.2)	(549)	(0.2)	(32)	(0.0)
Income from operations	33,551	13.9	70,945	19.4	103,585	21.4
Interest income (expense), net	(1,901)	(0.8)	(1,735)	(0.5)	(10,541)	(2.2)
Other income (expense)	(86)	(0.0)	4	0.0	212	0.0
Exchange differences	741	0.3	357	0.1	(1,898)	(0.4)
Income from continuing operations(1)	32,305	13.4	69,571	19.0	91,358	18.9
Provisions for income taxes	(4,198)	(1.7)	(10,582)	(2.9)	(15,188)	(3.1)
Earnings in equity investments	266	0.1	67	0.0	0	0.0
Minority interest	47	0.0	(371)	(0.1)	(1,609)	(0.3)
Net income from continuing operations	28,420	11.8	58,685	16.0	74,561	15.4
Net income (expense) on discontinued operations	(4,104)	(1.7)	233	0.1	0	0
Net income	24,316	10.1	58,918	16.1	74,561	15.4

(1)	Income from continuing operations is before provision for income taxes, earnings in equity investments and minority interest.

Year ended December 31, 2006 compared to year ended December 31, 2007

Net revenues

Our net revenues increased by 32.0% from $366.5 million in 2006 to $483.8 million in 2007.

•	API products. Sales of our API products decreased by 3.5% from $299.2 million in the 2006 to $288.6 million in 2007 due to a decrease in sales volume, offset by an increase in the average sales price. Sales volume of our API products decreased by 8.2% from 288,116 tonnes in 2006 to 264,407 tonnes in 2007 due to an increase in production of non-API products, which constituted a larger portion of our production output. The average sales price of our API products increased from $1,038 per tonne in 2006 to $1,092 per tonne in 2007, primarily due to a change in our product mix as we produced more high-end API products and an increase in our overseas sales, which generally had higher average sales prices than domestic sales.

•	Non-API products. Sales of our non-API products increased by 269.0% from $41.3 million in 2006 to $152.4 million in 2007 due to an increase in sales volume. Sales volume of our non-API products increased by 308.0% from 22,910 tonnes in 2006 to 93,467 tonnes in 2007 due to strong market demand and market acceptance of our products. Average sales price of our non-API products decreased from $1,803 per tonne in 2006 to $1,630 per tonne in 2007 due to increased sales of lower priced non-API products in 2007.

•	Other products. Sales of other products increased by 64.6% from $26.0 million in 2006 to $42.8 million in 2007 due to sales of unfinished products to meet special requirements from our customers.

Net revenues from domestic sales increased by 13.9% from $180.0 million in 2006 to $205.1 million in 2007. These increases were primarily due to higher sales volume achieved as a result of strong demand for our products and higher average selling prices due to the change in our product mix.

Net revenues from export sales increased by 49.4% from $186.5 million in 2006 to $278.7 million in 2007. These increases are primarily due to our increased sales efforts overseas because of the price premium and higher demand for our products in the international market as we gradually gained market recognition. Our export prices are usually set based on the prevailing market prices, which are generally higher than the domestic prices. Therefore, we have increased our export sales and expanded our international presence.

Cost of revenues

Our cost of revenues increased by 27.4% from $281.1 million in 2006 to $358.0 million in 2007. The primary factors driving the increase in our cost of revenues were the increases in raw materials purchases, shipping and handling costs, utility costs, depreciation and labor resulted from our increase in production and commencement of operation of our new threading lines. Shipping and handling costs also increased by 32.2% from $15.5 million for 2006 to $20.5 million for 2007. Our cost of revenues as a percentage of net revenues decreased from 76.7% in 2006 to 74.0% in 2007. The decrease was primarily due to increases in the percentage of net revenues derived from non-API products and from international sales, which resulted in the increase of our average selling prices.

Gross profit and gross margin

As a result of the foregoing, our gross profit increased by 47.3% from $85.4 million in 2006 to $125.8 million in 2007. Our gross margin increased from 23.3% in 2006 to 26.0% in 2007.

Selling and marketing expenses

Our selling and marketing expenses increased by 109.8% from $4.1 million in 2006 to $8.6 million in 2007. The increase was primarily due to increases in salary and benefits of our sales and marketing personnel, offset in part by decreases in samples, promotion and marketing fees and expenses relating to after-sales services. We increased sales and marketing efforts, particularly overseas, to promote our products and brand name. Our selling and marketing expenses as a percentage of net revenues increased from 1.1% in 2006 to 1.8% in 2007.

General and administrative expenses

Our general and administrative expenses increased by 38.8% from $9.8 million in 2006 to $13.6 million in 2007. The increase was due to a provision for the guarantee we provided for a bank loan made by Bank of Communications to Huayuan Jiangsu, increases in staff costs, including salaries and benefits, business travel expenses, depreciation and amortization and a provision made under FIN No. 45. Our general and administrative expenses as a percentage of net revenues increased from 2.7% in 2006 to 2.8% in 2007.

Interest expenses, net

Our net interest expense increased by 517.6% from $1.7 million in 2006 to $10.5 million in 2007, due to increased short-term bank loans and additional long-term loans we borrowed from UMW ACE in February 2006, as well as a reduction in the capitalization of interest expense as our hot rolling pipe production line commenced operation in 2007.

Income tax expenses

Our income tax expenses increased from $10.6 million in 2006 to $15.2 million in 2007, due to significant increases in our net revenues and pre-tax income, an increase in deferred tax expenses due to the higher tax rate effective as of January 1, 2008 and an increase in our proportion of net revenues derived from our new production facility in Wuxi that is subject to a higher income tax rate. As a result, our effective tax rate increased from 15.2% in 2006 to 16.6% in 2007.

Net income from continuing operations

As a result of the foregoing, our net income from continuing operations increased by 27.1% from $58.7 million in 2006 to $74.6 million in 2007. Net margin from our continuing operations decreased from 16.0% in 2006 to 15.4% in 2007.

Net income from discontinued operations

We had a net income on discontinued operations of $0.2 million in 2006. We had no income from discontinued operations in 2007.

Net income

As a result of the foregoing, our net income increased by 26.7% from $58.9 million for the year ended December 31, 2006 compared with $74.6 million for the year ended December 31, 2007. Our net margin decreased from 16.1% to 15.4% during the same period.

2006 compared to 2005

Net revenues

Our net revenues increased by 52.1% from $241.0 million in 2005 to $366.5 million in 2006 due to the reasons below.

•	API products. Sales of our API products increased by $53.5% from $194.9 million in 2005 to $299.2 million in 2006 due to increases in sales volume and average sales price. Sales volume of our API products increased by 41.7% from 2005 to 2006 primarily due to strong market demand and our significant capacity expansion. The average sales price of our API products increased from $958 per tonne in 2005 to $1,038 per tonne in 2006 primarily due to a change in our product mix as we produced more high-end API products and increases in our overseas sales, which generally had higher prices than domestic sales.

•	Non-API products. Sales of our non-API products increased by 167.1% from $15.5 million in 2005 and to $41.3 million in 2006, primarily due to increases in sales volume and average sales price. Sales volume of our non-API products increased by 107.0% from 2005 to 2006 due primarily to strong market demand and market acceptance of our products. Average sales price of our non-API products increased from $1,397 per tonne in 2005 to $1,803 per tonne in 2006 due primarily to market acceptance of our non-API products, which allowed us to increase prices.

•	Other products. Sales of other products, such as green pipes, line pipes and couplings, decreased by 15.2% from $30.7 million in 2005 to $26.0 million in 2006 as we focused on producing more API and non-API products, which commanded higher margins.

Net revenues from domestic sales increased by 27.1% from 2005 to 2006. These increases are due primarily to strong demand for OCTG from the domestic market as a result of higher domestic exploration, drilling and production activities that resulted in increased sales volume year over year, as well as our overall domestic price adjustment in April 2004 and our increased sales of non-API products.

Net revenues from export sales increased by 87.7% from 2005 to 2006 These increases are due primarily to higher demand for our products as we built up international recognition of our products. Our export prices are usually set based on the prevailing market prices, which are usually higher than the domestic prices. Therefore, we have increased our export sales and expanded our international presence.

Cost of revenues

Our cost of revenues increased by 41.6% from $198.6 million in 2005 to $281.1 million in 2006. The primary factors driving the increase in our cost of revenues were the increases in raw materials purchases, shipping and handling costs, utility costs, depreciation and labor resulting from our increase in production and commencement of operation of our new threading lines. Shipping and handling costs increased primarily due to increases in the delivery of products sold and our international sales. These increases were partially offset by the decreases in raw material prices in 2006 as more supplies became available. Our cost of revenues as a percentage of net revenues decreased from 82.4% in 2005 to 76.7% in 2006. The decreases were primarily due to increases in the percentage of net revenues derived from non-API products and from international sales, which resulted in the increase of our average selling prices, our improved economies of scale and decreases in raw material prices.

Gross profit and gross margin

As a result of the foregoing, our gross profit increased by 101.1% from $42.5 million in 2005 to $85.4 million in 2006. Our gross margin increased from 17.6% in 2005 to 23.3% in 2006.

Selling and marketing expenses

Our selling and marketing expenses increased by 99.5% from $2.1 million in 2005 to $4.1 million in 2006. These increases were primarily due to increases in shipping and handling costs, salary and benefits of our sales and marketing personnel, and offset in part by decreases in samples, promotion and marketing fees and expenses relating to after-sales services. We increased sales and marketing efforts, particularly overseas, to promote our products and brand name. Our selling and marketing expenses as a percentage of net revenues were 0.9% in 2005 and 1.1% in 2006.

General and administrative expenses

Our general and administrative expenses increased by 54.2% from $6.4 million in 2005 to $9.8 million in 2006. The increase in general and administrative expenses between 2005 and 2006 was due to increases in staff costs, professional fees and business travel expenses, partially offset by a reversal in allowance for bad debt in 2006 as we received payment from Tangshan Huayi. The increase in professional fees in 2006 was due to costs associated with our proposed initial public offering in Hong Kong. Our general and administrative expenses as a percentage of net revenues were 1.8% in 2004, 2.6% in 2005 and 2.7% in 2006.

Interest expenses, net

Our interest expenses, net, decreased from $1.9 million in 2005 to $1.7 million in 2006, due to higher amount of interest expenses being capitalized in 2006 as compared to 2005.

Income tax expenses

Our income tax expenses increased from $4.2 million in 2005 to $10.6 million in 2006, primarily due to significant increases in our net revenues and pre-tax income and increases of our effective tax rate from 13.0% in 2005 to 15.2% in 2006. The increases in effective tax rate were due to the expiration in 2004 of the two-year exemption from, and three-year 50% reduction in, FEIT we had been receiving since 2000. In 2004, our PRC operating subsidiary, WSP China, was subject to FEIT at the rate of 7.5%, which increased to 15% in 2005 and 2006. See ‘‘Item 10. Additional Information—E. Taxation.’’

Net income from continuing operations

As a result of the foregoing, our net income from continuing operations increased by 106.5% from $28.4 million in 2005 to $58.7 million in 2006. Net margin from our continuing operations increased from 11.8% in 2005 to 16.0% in 2006.

Net income from discontinued operations

We had a net loss from discontinued operations of $4.1 million 2005, primarily due to the operating loss of Tangshan Huayi in 2005. We had a net gain of $0.2 million in 2006 due primarily to the operating income of Hailong Drill Pipe.

Net income

As a result of the foregoing, our net income for the year increased by 142.3% from $24.3 million in 2005 to $59.0 million in 2006. Our net margin increased from 10.1% in 2005 to 16.1% in 2006.

Inflation

Inflation in China has not materially impacted our results of operations in recent years. According to the National Bureau of Statistics of China, the change of consumer price index in China was 1.8%, 1.5% and 4.8% in 2005, 2006 and 2007, respectively.

B.    Liquidity and Capital Resources

Cash Flows and Working Capital

We have historically financed our liquidity requirements from short-term bank loans, loans and capital contributions from shareholders. As of December 31, 2005, 2006 and 2007, we had cash and cash equivalents of $10.5 million, $23.5 million and $180.0 million, respectively. As of December 31, 2007, we had net current assets of $203.0 million, primarily consisting of proceeds from our initial public offering. From time to time, we will be required to repay our short-term borrowings and, as a result, we may need to allocate a portion of our cash flow to service these obligations.

We had the following outstanding borrowings as of the dates indicated.

	As of December 31,
	2005	2006	2007
	(in thousands)
Short-term bank loans	$64,840	$104,967	$186,452
Credit from bills receivable discounted with recourse	11,814	—	21,904
Long-term bank loans	—	—	54,760
Long-term loans from UMW ACE(1)	44,235	53,300	—
Total	$120,889	$158,267	$263,116

(1)	UMW ACE, now UMW Offshore Investment (L) Ltd, is an affiliate of UMW, one of our major shareholders.

The increases in our bank and other borrowings were primarily used to finance our working capital requirements and capacity expansion. Our borrowings increased during the past three years because of our growing business and expansion of production capacity in Wuxi, China.

Our short-term borrowings are used primarily for working capital purposes. Our outstanding short-term bank borrowings were $186.5 million as of December 31, 2007, compared to $105.0 million as of December 31, 2006 and $64.8 million as of December 31, 2005. Our short-term borrowings were primarily used to finance our purchases of raw materials. As of December 31, 2005, 2006 and 2007, the average interest rate for our short-term bank loans was 5.5%, 6.0% and 6.0%, respectively. Our short-term bank loans have floating interest rates tied to the benchmark interest rate for loans of similar maturity announced by the PBOC. As of December 31, 2007, we had outstanding secured loans with an aggregate amount of $6.8 million, which were secured by the land use rights, buildings, machines and equipment owned by Jiangsu Fanli. The remaining amount is secured by WSP China’s letters of credit issued by other banks.

As of December 31, 2005, 2006 and 2007, we had outstanding balance from long-term loans from UMW ACE of $44.2 million, $53.3 million and nil, respectively. In 2005, we entered into three long-term loans with UMW ACE in the aggregate amount of $44.2 million. The loans were used to finance the construction of our hot-rolling pipe line in Wuxi, China. In February 2006, we entered into a long-term loan with UMW ACE in the aggregate amount of $9.1 million. This loan was used to finance the construction of our hot-rolling pipe line and additional threading lines in Wuxi, China. Each of our long-term loans from UMW ACE has a term of five years and a floating interest rate of SIBOR plus 2%. In 2005, 2006 and 2007, the average interest rate for our long-term loan from UMW ACE was approximately 6.1%, 7.2% and 7.2%, respectively. All the loans from UMW ACE are unsecured and all the loans have been repaid.

As of December 31, 2007, we had outstanding balance from long-term loans from Agricultural Bank of China of $54.8 million. These loans were obtained pursuant to eight loan agreements that we entered into with Agricultural Bank of China in June 2007. Each of the loan agreement has a term of two years. We used the loans primarily to repay a portion of our existing long-term loans from UMW ACE with the remaining for working capital purposes. The interest rate for these loans is 90% of the benchmark interest rate for loans of the same maturity announced by the PBOC, which initially was 6.075%. The interest rate will be adjusted every six months in accordance with the benchmark interest rate announced by the PBOC. These bank loans are unsecured.

The following table sets forth a summary of our cash flows for the periods indicated.

	For the year ended December 31,
	2005	2006	2007
	(in thousands)
Net cash flows from operating activities	$6,764	$69,861	$5,165
Net cash flows from investing activities	(78,481)	(82,034)	(100,423)
Net cash flows from financing activities	79,179	24,296	250,104
Net increase/decrease in cash and bank balances	8,010	13,030	156,468
Cash and cash equivalents at beginning of the period	2,465	10,475	23,505
Cash and cash equivalents at end of the period	$10,475	$23,505	$179,973

Net cash generated from operating activities was $5.2 million in 2007, as compared to net cash generated from operating activities of $69.9 million in 2006. Net cash generated in 2007 was primarily attributable to net income of $74.6 million adjusted by depreciation of property, plant and equipment of $18.0 million an increase in accounts payable in the amount of $59.0 million resulting from our increased purchase of raw materials for our new hot-rolling production line and increased use of bills payable, partially offset by an increase in accounts receivable in the amount of $76.8 million resulting from increased product sales and extension of credit terms for certain of our long-term customers and an increase in inventories of $72.4 million resulting from increased production volume and our addition of hot-rolling production lines which lengthen our manufacturing process.

Net cash generated from operating activities was $69.9 million in 2006, as compared to net cash generated from operating activities of $6.8 million in 2005. Net cash generated in 2006 was primarily attributable to net income of $58.9 million adjusted by depreciation of property, plant and equipment of $4.5 million, an increase in accounts payable in the amount of $50.7 million resulting from our increased purchase of raw materials for our new hot-rolling production line and increased use of bills payable, which had a payment term up to six months, partially offset by an increase in accounts receivable in the amount of $22.3 million resulting from increased product sales and an increase in inventories of $20.0 million resulting from increased production volume.

Net cash generated from operating activities was $6.8 million in 2005. Net cash generated in 2005 was primarily attributable to net income of $24.3 million, adjusted by an increase in accounts payable in the amount of $17.5 million resulting from increased purchase of raw materials at the end of 2005 in anticipation of price increases in the beginning of 2006 right after the Chinese New Year holiday and increased use of bills payable, and a decrease in amounts due from related parties in the amount of $6.0 million, partially offset by an increase in inventories in the amount of $47.5 million resulting from our increased purchases of raw materials.

We are currently in the process of transferring part of the proceeds from our initial public offering to China pursuant to applicable PRC laws and regulations on foreign currency control. We expect to maintain significant bank borrowings to finance our working capital requirements and capacity expansion.

Investing activities

Net cash used in investing activities was $100.4 million in 2007, as compared to $82.0 million in 2006. Net cash used in investing activities in 2007 was primarily attributable to an increase in restricted cash of $61.3 million due to an increase in our use of bank acceptance bills which required cash deposits as security and an increase in cash used to purchase property, plants and equipment in the amount of $38.7 million in connection with the construction of two threading lines, one hot-rolling pipe line and one drill pipe production line in 2007.

Net cash used in investing activities was $82.0 million in 2006, as compared to $78.5 million in 2005. Net cash used in investing activities in 2006 was primarily attributable to cash used to purchase property, plants and equipment in the amount of $64.8 million in connection with the construction of two threading lines in 2006 and a hot-rolling pipe line, which commenced production in January 2007. Net cash used in investing activities in 2005 was primarily attributable to cash used to purchase property, plants and equipment in the amount of $62.4 million in connection with the construction of a threading line in 2005. We also had an increase in restricted cash in the amount of $17.8 million and $20.2 million in 2005 and 2006, respectively, due to increases in our use of bank acceptance bills which required cash deposits as guarantee.

Financing activities

Our net cash generated from financing activities was $250.1 million in 2007, as compared to $24.3 million in 2006. Our net cash generated from financing activities in 2007 was primarily attributable to the net proceeds of $193.6 million received from our initial public offering and a net increase in short-term bank borrowings in the amount of $96.9 million for working capital purposes and the proceeds from long-term bank borrowings in the amount of $54.8 million, partially offset by our payment of dividend in the amount of $41.9 million which was declared in 2006 and 2007 and repayment of long-term borrowings from UMW ACE in the amount of $53.3 million.

Our net cash generated from financing activities was $24.3 million in 2006, as compared to $79.2 million in 2005. Our net cash generated from financing activities in 2006 was primarily attributable to a net increase in short-term bank borrowings in the amount of $26.6 million for our working capital purposes, the proceeds from long-term borrowings from UMW ACE in the amount of $9.1 million for the construction of our new hot-rolling pipe line and additional threading lines and capital contributions from shareholders in the amount of $8.5 million, partially offset by our payment of dividend in the amount of $19.4 million. Net cash generated from financing activities in 2005 was primarily attributable to the proceeds from long-term borrowings from UMW ACE in the amount of $44.2 million for the construction of our new hot-rolling pipe line, a net increase in short-term bank borrowings in the amount of $27.2 million for our working capital purposes and capital contributions from shareholders in the amount of $8.4 million.

Capital expenditures

Our capital expenditures are generally used to purchase buildings, plants and machinery. In 2005, 2006 and 2007, our capital expenditures amounted to $62.4 million, $64.8 million and $38.7 million, respectively.

In 2008, we expect to incur capital expenditures for the expansion of our production facilities and the construction of threading lines. We plan to construct a manufacturing facility in Liaoyang, China through our subsidiary, Liaoyang Seamless, which will have a hot-rolling OCTG pipe production capacity of 300,000 tonnes per year, pipe finishing capacity of 150,000 tonnes per year and pipe heat treatment processing capacity of 100,000 tonnes per year. In addition, we plan to construct a manufacturing facility in Songyuan, China through our wholly-owned subsidiary Songyuan Seamless. We are also planning to establish a production facility in Houston, Texas. We estimate that the capital expenditures in 2008 will be approximately $75.0 million.

We will continue to make capital expenditures to meet the expected growth of our operations. We may require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. In the long-term, we will require cash flow from operations and additional borrowings from banks to meet our anticipated cash needs. If our anticipated cash flow is insufficient to meet our requirements, we may also seek to sell additional equity securities or debt securities.

C.     Research and Development

We believe our strong commitment to research and development has been one of the key factors in our success. The OCTG industry in which we operate is characterized by rapid development and increasing demand for high quality products. We have focused our research and development efforts on the following major areas:

•	development and application of new materials;

•	design of premium connectors;

•	improvement of production techniques (including improved corrosion-resistance and upsetting); and

•	development of quality control systems.

Our senior management team leads our research and development efforts and sets strategic directions for the advancement of our products and manufacturing processes. We have a technical team to design and engineer our proprietary products and processes, many of whom have years of experience in the OCTG and steel industry. In addition, engineers from different departments also assist with our research and technology development activities on a project by project basis. The in-depth knowledge and expertise in the OCTG industry of our researchers and engineers enable us to conduct research and development of our products efficiently.

In 2006 we entered into a technological cooperation with Southwest Petroleum University in China to conduct collaborative research on drilling pipes. We have established a postdoctoral research program at our company, which is devoted to research in OCTG areas such as the development of oil well pipes and casing. We have also used our research capabilities to attract new recruits.

We plan to continue to invest in research and development in order to broaden our product offerings, especially with respect to our non-API products. Since 2006, our research and development team has focused on the development of new materials such as 13Cr, 9Cr, super high-intensity tubing and casing as well as hot-rolling processes. As of April 30, 2008, we had nine patents and nine pending patent applications in China and had developed several other proprietary processes and technologies as a result of our research and development activities, many of which we have applied in our manufacturing processes and our products. See ‘‘Item 4. Information on the Company—B. Business Overview—Intellectual property rights’’ for more information relating to our patents and patent applications.

D.    Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2007 to December 31, 2007 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.    Off-Balance Sheet Commitments and Arrangements

As of December 31, 2007, we did not provide any guarantees to banks in respect of banking facilities utilized by third parties. Previously, we provided guarantees to banks in respect of banking facilities utilized by third parties in the amount of $15.1 million, $46.3 million as of December 31, 2005 and 2006, respectively. We recognize the liability for the guarantees at their fair value on the date of entering into the guarantee. These third parties also provided guarantees to us for some of our bank borrowings.

We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

F.    Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2007.

	Payment due by period
As of December 31, 2007	Total		Less than 1 year		1-3 years	3-5 years	More than 5 years
	(in thousands)(1)
Long term debt obligations	54,760		—		54,760	—	—
Capital lease obligations	—		—		—	—	—
Operating lease obligations	257		170		28	28	31
Purchase obligations	18,778	(2)	18,778	(2)	—	—	—

(1)	The figures are principal only and do not include interest.
(2)	Represents obligations relating to the construction of our threading lines in Wuxi and production facilities in Liaoyang.

G.    Safe Harbor

This annual report on Form 20-F contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. The forward-looking statements are contained principally in the sections entitled ‘‘Item 3. Key Information—D. Risk Factors,’’ ‘‘Item 4. Information on the Company’’ and ‘‘Item 5. Operating and Financial Review and Prospects.’’ These statements are made under the ‘‘safe harbor’’ provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as ‘‘believe,’’ ‘‘expect,’’ ‘‘anticipate,’’ ‘‘project,’’ ‘‘predict,’’ ‘‘forecast,’’ or other and similar expressions. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following:

•	expectations regarding the worldwide demand for seamless OCTG products;

•	the company’s beliefs regarding the effects of environmental regulation, the lack of infrastructure reliability and long-term access to raw material supplies;

•	the importance of environmentally friendly seamless OCTG production;

•	expectations regarding governmental support for the deployment of OCTG industry;

•	expectations regarding the scaling of the company’s manufacturing capacity;

•	expectations with respect to the company’s ability to secure raw materials in the future;

•	future business development, results of operations and financial condition; and

•	competition from other manufacturers of OCTG products and conventional OCTG suppliers.

The forward-looking statements made in this annual report on Form 20-F relate only to events or information as of the date on which the statements are made in this annual report on Form 20-F. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report on Form 20-F completely and with the understanding that our actual future results may be materially different from what we expect.

Item 6.    Directors, Senior Management and Employees

A.    Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and executive officers	Age	Position
Longhua Piao	45	Chairman and Chief Executive Officer
Abdul Halim bin Harun	57	Vice Chairman
Xizhong Xu	39	Director and Assistant General Manager
Wai Kit Lau	45	Independent Director
Jing Lu	67	Independent Director
Dennis D. Zhu	44	Independent Director
Anthony J. Walton	65	Independent Director
Baiqin Yu	62	Vice General Manager of Production
Yi Zhang	52	Vice General Manager of Technology
Zongdi Ye	56	Vice General Manager of Machinery
Yip Kok Thi	46	Chief Financial Officer
Rixin Luo	45	Assistant General Manager of Sales and Marketing
Yanping Dong	45	Assistant General Manager of Administration

The address of our directors and executive officers is WSP Holdings Limited, No. 38 Zhujiang Road, Xinqu, Wuxi, Jiangsu Province, People’s Republic of China.

Directors

Longhua Piao has been our director and chief executive officer since our inception and became our chairman in August 2007. Mr. Piao serves as the chief executive officer of WSP China since he founded WSP China in November 1999. Mr. Piao is principally responsible for formulating our strategic development objectives, supervising the implementation of our business plans and policies, and our overall organizational management. Prior to founding WSP China, Mr. Piao served as the general manager of Daqing City Zhong Bang Jing Mao Company Limited during the period between 1996 and 1999. Outside of our group, Mr. Piao is a director and the controlling shareholder of Expert Master Holdings Limited, an investment company, Eastar Industries Inc., a steel manufacturing and trading company, Huaian Longhua Real Estate Development Co., Ltd., Lianyungang Eastar Photonics Technologies Co., Ltd., an LED manufacturing company, Regalia Investments Holdings Ltd., an investment company, WSP Canada Ltd., or WSPC, an oil pipe trading company, Wuxi Huayi Investment Company Limited, an investment and trading company, Wuxi Longhua Steel Pipes Company Limited, a leasing company, WSP Pipe LLC, an oil pipe production company and Cambodia Iron and Steel Mining Industry Group, an iron ore mining company. Mr. Piao completed the in-service accounting program (postgraduate level) at the Shanghai University of Finance and Economics School of Accounting in October 2006. Mr. Piao has received a number of awards. In January 2006, the Wuxi Municipal People’s Government honored Mr. Piao for his contributions towards the development of Wuxi’s non-state-owned economy by naming him as one of the top 10 private entrepreneurs for 2005.

Abdul Halim bin Harun serves as our vice-chairman and has joined the board of directors since December 2004. Prior to joining UMW, Abdul Halim bin Harun acted as the Managing Director of Klang Container Terminal Berhad and Klang Port Management Sdn Bhd from 1995 to 2001. He was appointed to the board of UMW in October 1990 and has been UMW’s group managing director and chief executive officer since April 5, 2001. Abdul Halim bin Harun received his education from Universiti Teknologi Mara and Emile Woolf College of Accountancy (UK). Abdul Halim bin Harun is a Fellow Member of the Association of Chartered Certified Accountants (UK) and a member of the Malaysian Institute of Accountants.

Xizhong Xu serves as our director and assistant general manager and has joined the board of directors since November 2004. Mr. Xu joined our company in December 2000 and is responsible for our strategic investment planning and management. Prior to joining us, Mr. Xu served as a credit officer at the Bank of Communications, Wuxi Branch, from December 1992 to October 2000. Mr. Xu is also a director of Lianyungang Eastar Photonics Technologies Co., Ltd., a LED manufacturing company. Mr. Xu received his bachelor’s degree in economics from the Jiangsu Institute of Technology in July 1990, and was awarded an accounting professional certificate from the Ministry of Finance People’s Republic of China in June 1998.

Wai Kit Lau has been our independent director since November 13, 2007. He is a co-founder and partner of Gobi Partners Inc. and has been responsible for its management and financial control since January 2002. He has served as an independent non-executive director for Tianjin Development Holdings Limited and for China Insurance International Holdings Company Limited, which are listed on the main board of the Stock Exchange of Hong Kong Limited, since March 1998 and July 2000, respectively. Mr. Lau has also worked as an independent non-executive director of Shandong Weigao Group Medical Polymer Company Limited, which is listed on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited, since November 2004. He was an investment advisor from 1996 and 1998 and a securities dealer in 1998 registered with The Hong Kong Securities and Futures Commission. He is a Solicitor in Hong Kong, member of the State Bar of California, Solicitor in England and Wales and Solicitor and Advocate in Singapore. Mr. Lau received a Bachelor of Laws degree from the University of Hong Kong in 1985.

Jing Lu has been our independent director since November 13, 2007. From December 1997 to December 2000, Mr. Lu served as the standing vice president of Daqing Petroleum Administration Bureau and vice chairman of the board of directors and standing vice general manager of Daqing Oilfield Company Limited. Mr. Lu served as a representative of the 8th National People’s Congress between 1990 and 1997. He was an adjunct professor of the China University of Petroleum from December 2000 to December 2005 and adjunct professor at Beijing Petroleum Managers Training Institute from February 1996 to February 1998. He was also an adjunct professor of economic management of Heilongjiang University from October 1989 to October 1990, and adjunct professor at Daqing Petroleum Institute from October 1989 to October 1992. Mr. Lu was awarded with a special allowance and certificate by the PRC State Council for his outstanding contribution in engineering in June 2000. Mr. Lu was a consultant to Daqing Oil Field Co., Ltd. from January 2001 to December 2002 and a consultant to Daqing Hanwei Changyuan Glass Steel Tube Company from January 2004 to December 2007. He has been a consultant to Daqing Oilfield Jingtai Engineering Company since July 2006. Mr. Lu graduated from the Department of Oilfield Exploration of the Beijing Institute of Petroleum in August 1964.

Dennis D. Zhu has been our independent director since November 13, 2007. Mr. Zhu has been a managing director and head of Greater China of Oaktree Capital Management LLC since December 2005. Mr. Zhu was the chairman of the Greater China Operating Committee of JP Morgan Chase from March 2003 to June 2005, and also served with J.P. Morgan Securities (Asia Pacific) Ltd., Beijing representative office from May 2001 to November 2005 as a managing director and from May 1999 to April 2001 as the chief representative. He worked as a vice president of equity capital markets, vice president and co-head of China investment banking division for Credit Suisse First Boston from 1998 to 1999. Mr. Zhu received a bachelor’s degree in management from the Hebei Institute of Geology in 1982, a master of science degree in accounting from the PRC Ministry of Finance’s Research Institute in Beijing 1985, and an MBA degree from the University of Chicago in 1993.

Anthony J. Walton has been our independent director since January 22, 2008. Mr. Walton has been the Vice Chairman, Americas, for Standard Chartered Bank since 2005. He was a Partner at McFarland Dewey & Company, LLC, a private investment banking firm in New York, from 1998 to 2004, and served as President of Armstrong Holdings Corp., a private investment company and corporate finance advisory firm, from 1994 to 1998. He worked at Westpac Banking Corporation from 1983 to 1993 as a Director and Chief General Manager of the Americas and Europe Group, and Executive Vice President and General Manager of the Americas Division. Mr. Walton held different executive positions at Chase Manhattan Bank, N.A. from 1968 to 1983. Mr. Walton received a BA from Haverford College and a MBA in International Finance from the Wharton Graduate School of Finance at the University of Pennsylvania.

Executive officers

Baiqin Yu serves as our vice general manager of production. Mr. Yu is responsible for production, logistics and environmental and safety management. Prior to joining us in September 2006, Mr. Yu served as the vice general manager of the tubular product division of Baosteel Tube Co. from January 2001 to October 2003 and served as the chief manager for the Electric Resistance Welded project and UOE Pipe project of Baosteel Tube Co. from October 2003 to June 2006. Mr. Yu was awarded with the Excellent New Products of Shanghai Certificate from the Economic Commission of Shanghai in June 2001, and the Shanghai Development Contributor Honor Award from the Shanghai Major Projects Competition Committee in January 2006. Mr. Yu also received the Shanghai Excellent Quality Management Certificate by the Quality Work-task Committee of the Shanghai Municipal People’s Government in September 1999, and the Science and Technology Progress Certificate by the Ministry of Metallurgy in December 1999. Mr. Yu graduated from the Central South Mineral and Metallurgy College in August 1970.

Yi Zhang serves as our vice general manager of technology. He is responsible for technology development and quality control. Mr. Zhang also served as a director until June 30, 2007 and is currently a director of WSP China. Prior to joining us in January 2004, Mr. Zhang served as the chief engineer of Baosteel Tube Co. from July 1998 to December 2003 and as the deputy chief engineer of the Xi’an Tubular Goods Research Center from May 1982 to June 1998. Mr. Zhang was a instructor to post-graduate students in material science at the Graduate School of Northeast University from July 2002 to July 2007. Mr. Zhang was awarded Certificates of Technological Innovation from the Shaanxi People’s Government, the State Science and Technology Commission and the Ministry of Science and Technology in January 1997, December 1997 and December 1998, respectively. He also received the Tianjin Science and Technological Innovation Certificate from the Tianjin People’s Government in September 1999, as well as a Certificate of Product Expertise from Baosteel Group in October 2000, and received a Senior Engineer’s Certificate from CNPC in 1993. Mr. Zhang received a master’s degree in metallurgy from the Xi’an Jiaotong University in 1999.

Zongdi Ye serves as our vice general manager of machinery. Mr. Ye is currently a director of WSP China. Mr. Ye is principally responsible for sourcing of production equipment, quality testing and coordinating the logistics for transportation of this equipment. Prior to joining us in March 2001, Mr. Ye served as a manager and an executive director of Daye 170 Seamless Steel Tube Co., Ltd. from May 1998 to October 2000. From January 1980 to April 1998, Mr. Ye served in various capacities for the Daye Steel Group Corporation, including technician and engineer of its steel rolling mill, deputy factory manager of its smelting mill, assistant general manager and senior engineer. Mr. Ye graduated from the Wuhan Steel Institute with a degree in metallurgical engineering in 1980, and was qualified as a senior engineer by the Assessment Committee for Senior Posts in Metallurgical Technology of the Hubei Province in December 1999.

Yip Kok Thi serves as our chief financial officer. Mr. Thi is principally responsible for managing accounting and finance. Prior to joining us in November 2005, Mr. Thi served as the financial controller and group chief accountant of Hap Seng Consolidated Bhd from September 1996 to August 2005, a company listed on the Bursa Malaysia Securities Berhad. Mr. Thi was an audit manager at Ernst & Young from October 1982 to March 1992. He also served as a controller of Lilly Industries (M) Sdn Bhd from March 1992 to September 1996. Mr. Thi obtained the Certificate for the Professional Examination II from the Malaysian Association of Certified Public Accountants in September 1988. He was admitted as a member of the Malaysian Association of Certified Public Accountants in November 1988, and also a member of the Malaysia Institute of Accountants in February 1993.

Rixin Luo serves as our assistant general manager of sales and marketing. Mr. Luo is responsible for managing sales, customer-relations and marketing. Prior to joining us in March 2002, Mr. Luo was a manager of Daye Sales Company from January 1999 to November 2001. Mr. Luo was the head of the market research department of Daye Steel Group Corporation from May 1996 to December 1998. He served as an assistant general manager of Daye 170 Seamless Steel Tube Co. from March 1995 to April 1996. He also served as a technician, engineer and department head of the smelting mill of Daye Steel Group from 1984 to 1995. Mr. Luo graduated from the Wuhan Institute of Technology in 1984. He was qualified as an Engineer authorized by the Assessment Committee for Intermediate Posts in Metallurgical and Steel Engineering Technology in August 1992.

Yanping Dong serves as our assistant general manager of administration. Ms. Dong is responsible for general administration and policy planning. Prior to joining us in January 2000, Ms. Dong served as a financial manager at Daqing City Zhong Bang Jing Mao Company Limited from January 1996 to January 2000. Ms. Dong completed a training course in accounting at the Wuxi Municipal Institute of Technology in December 2003 and the in-service accounting program (post-graduate level) at Shanghai University of Finance and Economics School of Accounting in October 2006. She received the Certificate of Accounting Professional by the Wuxi Municipal Finance Bureau in November 2002. Ms. Dong is Mr. Piao’s wife.

B.    Compensation of Directors and Executive Officers

Compensation of directors and executive officers

For the year ended December 31, 2007, the aggregate cash compensation that we paid to our executive officers and directors was approximately $0.6 million. No executive officer is entitled to any severance benefits upon termination of his or her employment with our company.

Share incentive plan

Our board of directors has adopted a 2007 Share Incentive Plan, which is intended to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentive to employees, directors and consultants and promote the success of our business. We have reserved 10,000,000 shares for issuance under our 2007 Share Incentive Plan. The following paragraphs describe the principal terms of our 2007 Share Incentive Plan.

Administration.    Our 2007 Share Incentive Plan is administered by our board of directors or, after our board of directors makes the designation, by our compensation committee. In each case, our board of directors or our compensation committee will determine the provisions, terms and conditions of each option grant, including, but not limited to, the option vesting schedule, repurchase provisions, forfeiture provisions, form of payment upon settlement of the award, payment contingencies and satisfaction of any performance criteria.

Awards.    The following paragraphs briefly describe the principal features of the various awards that may be granted under our 2007 Share Incentive Plan.

•	Options. Options provide for the right to purchase a specified number of our ordinary shares at a specified price and period determined by our compensation committee in one or more installments after the grant date.

•	Restricted Shares. A restricted share award is the grant of a specified number of our ordinary shares determined by our compensation committee. A restricted share is subject to restrictions on transferability and other restrictions as our compensation committee may impose. A restricted share may be repurchased by us upon termination of employment or service during a restricted period. Our compensation committee shall also determine in the award agreement whether the participant will be entitled to vote the restricted shares or receive dividends on such shares.

•	Restricted Share Units. Restricted share units represent the right to receive a specified number of our ordinary shares at a specified date in the future. On the date specified in the award agreement, we shall deliver to the holder unrestricted ordinary shares which will be freely transferable.

Change of control.    If change of control occurs due to third-party acquisition, all outstanding options or share purchase rights may, in the discretion of our compensation committee, be assumed or equivalent options or rights will be substituted by the successor corporation or parent or subsidiary of successor corporation. In the event that the successor corporation refuses to assume or substitute for the options or share purchase rights, all options or share purchase rights will become fully vested and exercisable and all forfeiture restrictions shall lapse.

Amendment, modification and termination.    Unless terminated earlier, our 2007 Share Incentive Plan will expire in 2017. Our board of directors has the authority to amend or terminate our 2007 Share Incentive Plan subject to shareholders’ approval to the extent necessary to comply with applicable laws and regulations. However, no such action may materially adversely affect any awards previously granted pursuant to our 2007 Share Incentive Plan without the prior written consent of the plan participants.

Share options

As of April 30, 2008, our board of directors has granted certain of our officers, employees and consultants options for 5,206,000 ordinary shares in our company. The following paragraphs describe the principal terms of our restricted shares.

Option agreement.    Options granted under our 2007 Share Incentive Plan are evidenced by an option agreement that contains, among other things, provisions concerning exercisability and forfeiture upon termination of employment or consulting arrangement, as determined by our board.

Vesting schedule.    Options granted under our 2007 Share Incentive Plan vest over a two-year period following a specified vesting commencement date. Fifty percent of the options granted vest at the first anniversary of the grant date and the remaining fifty percent shall vest at the secondary anniversary of the grant date, subject to the optionee continuing to be an employee or a service provider on each vesting date.

Option exercise.    The term of options granted under our 2007 Share Incentive Plan may not exceed three years from the date of vesting.

Termination of options.    Where the option agreement permits the exercise of the options that were vested before the recipient’s termination of service with us, or the recipient’s disability or death, the options will terminate to the extent not exercised or purchased on the last day of a specified period or the last day of the original term of the options, whichever occurs first.

The following table summarizes, as of April 30, 2008, the outstanding options that we granted to our directors and executive officers and to other individuals as a group under our 2007 Share Incentive Plan.

Name	Ordinary Shares Underlying Outstanding Options		Exercise Price (per Share)	Grant Date	Expiration Date
Longhua Piao	460,000		$4.0	August 24, 2007	August 24, 2011/2012
Abdul Halim bin Harun	200,000		$4.0	August 24, 2007	August 24, 2011/2012
Xizhong Xu		*	$4.0	August 24, 2007	August 24, 2011/2012
Baiqin Yu		*	$4.0	August 24, 2007	August 24, 2011/2012
Yi Zhang		*	$4.0	August 24, 2007	August 24, 2011/2012
Zongdi Ye		*	$4.0	August 24, 2007	August 24, 2011/2012
Yip Kok Thi		*	$4.0	August 24, 2007	August 24, 2011/2012
Rixin Luo		*	$4.0	August 24, 2007	August 24, 2011/2012
Yanping Dong(1)		*	$4.0	August 24, 2007	August 24, 2011/2012
Directors and executive officers as a group	3,160,000		$4.0	August 24, 2007	August 24, 2011/2012
Other individuals as a group	2,046,000		$4.0	August 24, 2007	August 24, 2011/2012

*	Upon exercise of all options exercisable within 60 days of the date of this annual report, would beneficially own 1% or less of our ordinary shares.
(1)	Ms. Yanping Dong is Mr. Piao’s wife.

C.    Board Practices

Board of directors

Our board of directors consists of seven members. Except for Ms. Yanping Dong, who is Mr. Piao’s wife, there are no family relationships between any of our directors and executive officers. A director is not required to hold any shares in the company by way of qualification. Our board may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. There are no severance benefits payable to our directors upon termination of their directorships.

Committees of the board of directors

We have established three committees under the board of directors: the audit committee, the compensation committee and the corporate governance and nominating committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit committee

Our audit committee consists of Messrs. Wai Kit Lau, Dennis D. Zhu and Anthony J. Walton. Messrs. Wai Kit Lau, Dennis D. Zhu and Anthony J. Walton satisfy the ‘‘independence’’ requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Securities Exchange Act of 1934, as amended. The audit committee oversees our accounting and financial reporting processes and audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	selecting the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	reviewing and approving all related party transactions;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies; and

•	meeting separately and periodically with management and the independent auditors.

Compensation committee

Our compensation committee consists of Messrs. Wai Kit Lau, Jing Lu and Dennis D. Zhu. Messrs. Wai Kit Lau, Jing Lu and Dennis D. Zhu satisfy the ‘‘independence’’ requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	reviewing the compensation philosophy of the company;

•	evaluating the performance of our chief executive officer and determining and approving the compensation of our chief executive officer as well as other executive officers and directors; and

•	reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Corporate governance and nominating committee

Our corporate governance and nominating committee consists of Messrs. Jing Lu, Dennis D. Zhu and Anthony J. Walton. Messrs. Jing Lu, Dennis D. Zhu and Anthony J. Walton satisfy the ‘‘independence’’ requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The

corporate governance and nominating committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

•	identifying and recommending qualified candidates to the board for selection of nominees as directors, or for appointment to fill any vacancy;

•	reviewing annually with the board of directors the current composition of the board of directors with regards to characteristics such as independence, experience and availability of service to us;

•	advising the board of directors periodically with regard to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board of directors on all matters of corporate governance and on any remedial actions to be taken; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Code of business conduct and ethics

Our code of business conduct and ethics provides that our directors and officers are expected to avoid any action, position or interest that conflicts with the interests of our company or gives the appearance of a conflict. Directors and officers have an obligation under our code of business conduct and ethics to advance our company’s interests when the opportunity to do so arises.

Duties of directors

Under Cayman Islands law, our directors have a duty of loyalty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. We have the right to seek damages if a duty owed by our directors is breached. If a director has a personal interest in a matter before the board of directors of our company, the director will disclose such interest to the board of directors, excuse himself or herself from the discussion on the matter and will not take part to the vote on the matter.

Terms of directors and officers

In accordance with our articles of association, all directors are eligible for re-election once every three years. A director must vacate his directorship if the director resigns, becomes mentally unsound or dies, is absent from board meetings for six consecutive months without special leave from our board, becomes bankrupt or ceases to be a director under the law or is removed by our shareholders. A director may be removed by an ordinary resolution of our shareholders. Officers are selected by and serve at the discretion of the board of directors. The compensation of our directors will be determined by the board of directors. There is no maximum age at which a director must retire.

Employment agreements

We have entered into employment agreements with each of our executive officers. Under some of these agreements there is a specified period of employment, while under others there is not. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to a conviction of a criminal offense involving integrity or honesty, being guilty of fraud, gross misconduct, or gross incompetence or unsatisfactory or poor performance after receiving a written warning. An executive officer may terminate his employment at any time by giving the company a specified period of written notice or payment in lieu of notice, and under most agreements neither party may terminate for 36 months absent good reason. These agreements do not provide for any special termination benefits, nor do we have other arrangements with these executive officers for special termination benefits.

Each executive officer has agreed to hold, both during and after the employment agreement expires or is terminated, in strict confidence and not to use, except as required in the performance of his duties in connection with the employment with our company, any confidential information, technical data, trade secrets and know-how of our company or the confidential information of any third party, including our affiliated entities and our subsidiaries, received by us. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice and that they shall be our absolute property. In addition, each executive officer has agreed to be bound by the non-competition restrictions set forth in his or her employment agreement. Specifically, each executive officer has agreed, while employed by us and for a period of one year after termination of his or her employment, not to:

•	solicit business from or perform services for any person who was a client, customer, supplier or prospective client of ours or of our affiliated entities during the executive officers’ employment;

•	solicit or induce any person to terminate his or her employment or consulting relationship with us or our affiliated entities; or

•	engage, invest or assist in any business that competes with our existing or future business or our affiliated entities.

Each of the executive officer’s employment may be terminated for cause if the employee is convicted or pleads guilty to a crime which the board reasonably believes has had or will have a detrimental effect on us, the employee has been negligent or acted dishonestly to our detriment, the employee continues to engage in misconduct or fails to perform his/her required duties despite opportunity for cure, the employee has died or has a disability for more than 180 days in any 12-month period. In addition, we may terminate the employment without cause, at any time, upon one month written notice.

D.    Employees

As of December 31, 2005, 2006 and 2007, we employed 787, 1,550 and 2,352 full-time employees, respectively. The following table sets forth the number of our full-time employees by area as of December 31, 2007.

As of December 31, 2007
Production	1,830
Technical services	49
Quality assurance	221
Logistics	108
General administration	116
Marketing and sales	28
Total	2,352

To enhance our employees’ performance, we have designed and implemented in-house training programs that are tailored to each employee’s job scope and responsibilities. Specific training is provided to new employees at orientation to familiarize them with our working environment and safety requirements. In addition, we provide our professional staff and technicians with training courses that focus on their technical skills and qualifications to ensure that they are familiar with the technology in the industry. We also sponsor our employees’ attendance at external training programs related to their area of expertise. We believe the recruitment, training and retention of skilled and experienced personnel with relevant industry experience will continue to be essential to our ability to deliver quality OCTG to our customers and to implement our business strategy.

The compensation package that we provide to our employees includes salary and bonus. In order to reward our staff and attract outstanding candidates, we have adopted the 2007 Share Incentive Plan whereby certain employees may be granted options to subscribe for our shares at the discretion of the board of directors or of a committee designated by the board. As stipulated by PRC regulations, our PRC subsidiaries contribute to social insurance for their staff every month, including pension, medical insurance, unemployment insurance, occupational injuries insurance, childbirth insurance and the housing providence fund, except that Jiangsu Fanli has not provided its employees with such social insurance and housing fund for the period from April 2004 to February 2007, for which we have made a provision covering such period.

We have a workers’ union that protects employees’ rights and welfare benefits, and assists in mediating any disputes that may arise between us and our employees. We have not had any strikes or other labor disturbances that have interfered with our operations, and we believe that we have maintained a good working relationship with our employees.

E.    Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of April 30, 2008:

(1)	each of our directors and executive officers; and

(2)	each person known to us to own beneficially more than 5.0% of our ordinary shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of ordinary shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

Shares beneficially owned
	Number	%
Directors and executive officers:
Longhua Piao(1)(5)(6)	104,100,000	50.6
Abdul Halim bin Harun(2)	45,900,000	22.3
Xizhong Xu	—	—
Wai Kit Lau	—	—
Jing Lu	—	—
Dennis D. Zhu	—	—
Anthony J. Walton	—	—
Baiqin Yu	—	—
Yi Zhang	—	—
Zongdi Ye	—	—
Yip Kok Thi	—	—
Rixin Luo	—	—
Yanping Dong(3)	—	—
All directors and executive officers as a group	150,000,000	72.9
Principal shareholders:
Expert Master Holdings Limited(4)(5)(6)	104,100,000	50.6
UMW China Ventures (L) Ltd.(7)	45,900,000	22.3

(1)	Includes 104,100,000 ordinary shares owned by EMH, which is wholly owned by Mr. Piao. The business address of Mr. Piao is No. 38 Zhujiang Road, Xinqu, Wuxi, Jiangsu Province, People’s Republic of China.
(2)	Includes 45,900,000 ordinary shares owned by UMW China Ventures (L) Ltd. Abdul Halim bin Harun is UMW Holdings Berhad’s group managing director and chief executive officer. UMW Holdings Berhad is the ultimate owner of UMW China Ventures (L) Ltd. Abdul Halim bin Harun disclaims beneficial ownership of all of the shares owned by UMW China Ventures (L) Ltd. The business address of Abdul Halim bin Harun is UMW Holdings Bhd, Jalan Utas 15/7, 40915 Shah Alam, Selangor, Malaysia.
(3)	Ms. Dong is Mr. Piao’s wife.
(4)	EMH is wholly owned by Mr. Piao. The address of Expert Master Holdings Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
(5)	On December 1, 2006, EMH entered into an exchangeable bonds subscription agreement with J. P. Morgan Securities Ltd., Evolution Master Fund Ltd. SPC, Segregated Portfolio M, and CQS Convertible and Quantitative Strategies Master Fund Limited, under which EMH issued to these subscribers exchangeable bonds in the aggregate principal amount of $20.0 million. EMH has mortgaged its shares in our company to the subscribers of such exchangeable bonds as first ranking security for the performance of its obligations under the bonds. The exchangeable bonds are exchangeable into our ordinary shares owned by EMH at the earlier of (i) six months after our initial public offering and (ii) such earlier date as may be permitted by the relevant stock exchange for the exercise of the exchange right. The number of ordinary shares in our company to be exchanged by the subscribers is equal to the principal amount of the bonds to be exchanged divided by an exchange price of 105.0% of the initial public offering price per share, subject to adjustment under certain circumstances. In addition, we have granted registration rights to the subscribers of the exchangeable bonds.
(6)	On October 17, 2007, EMH issued and sold to Actis China Ltd., Evolution Master Fund Ltd, SPC, Segregated Portfolio M, CQS Convertible and Quantitative Strategies Master Fund Limited and CQS Asia Master Fund Limited promissory notes having an aggregate principal amount of $45 million and warrants that entitled these investors to purchase from EMH a certain number of ordinary shares of our company. The net proceeds from the issuance of the notes was used by EMH to extend a loan to Mr. Piao in connection with his purchase of controlling equity interest in an iron ore mine in Cambodia. EMH pledged its shares in our company to the investors as secondary security for the performance of its obligations under the notes and warrants. Under the warrants, the investors are entitled to purchase from EMH up to a number of shares in our company equal to the aggregate amount of the principal and all accrued and unpaid interest owed pursuant to the notes divided by the exercise price. If the initial public offering is consummated within 12 months of the date of issuance of the warrants, the exercise price is 99% of the price per ordinary share as set forth in the final prospectus. If the initial public offering is consummated, the exercise period shall start from the date of the initial public offering until its first anniversary. We have granted certain registration rights to these investors pursuant to a registration rights agreement.
(7)	UMW China Ventures (L) Ltd., a corporation incorporated in Labuan, Malaysia, with the address at Brumby House, Jalan Bahasa, P.O. Box 80148, 87011 Labuan F.T. Malaysia, is wholly owned by UMW Petropipe (L) Ltd., a corporation incorporated in Labuan, Malaysia, with the address at Brumby House, Jafan Bahasa, P.O. Box 80148, 87011 Labuan F.T. Malaysia, which is in turn a wholly owned subsidiary of UMW Holdings Berhad, a company incorporated in Malaysia and whose shares are listed on the Malaysian Stock Exchange. The address of UMW Holdings Berhad is: 3rd Floor, The Corporate, No.10 Jalan Utas (15/7), Batu Tiga Industrial Estate, 40200 Shah Alam, Selangor Darul Ehsan, Malaysia.

As of the date of this annual report, 205,789,800 of our ordinary shares were issued and outstanding. Approximately 27.1% of the issued and outstanding shares are held by the depositary, a U.S. record holder. None of our principal shareholders have different voting rights as holders of our ordinary shares.

Except the two transactions described in footnotes (5) and (6) above relating to our ordinary shares owned by EMH, we are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Item 7.    Major Shareholders and Related Party Transactions

A.    Major Shareholders

Please refer to ‘‘Item 6. Directors, Senior Management and Employees—E. Share Ownership.’’

B.    Related Party Transactions

Transactions relating to our change in corporate structure

Our group currently comprises WSP Holdings, FSHL and Houston OCTG outside PRC and our subsidiaries in the PRC, namely WSP China and Jiangsu Fanli. For details regarding the acquisition and transfer of shares in any of the companies comprising our group as part of our change in corporate structure, see ‘‘Item 4. Information on the Company—A. History and Development of the Company.’’

Other transactions among certain shareholders, their predecessors or subsidiaries

Transactions with Mr. Piao and his affiliates

Wuxi Longhua is a limited liability company established in China and controlled by Mr. Piao. Wuxi Longhua previously engaged in the business of sales and processing of oil pipes and had been involved in sales of green pipes and billets to, and purchases of seamless OCTG from, us during 2005 and 2006 on an arm’s length basis. In 2005 and 2006, Wuxi Longhua sold its equipment for processing oil pipes to WSP China for $0.2 million and $0.9 million, respectively. We also engaged Wuxi Longhua, as one of our sub-contractors, to supply us with round billets and green pipes based on the market price. Our purchase of round billets and green pipes from Wuxi Longhua amounted to $10.8 million and $9.4 million for the years ended December 31, 2005 and 2006, respectively. In addition, we also supplied Wuxi Longhua with cold-draw tubes and steel billets based on market price. Our sales of cold-draw tubes and steel billets to Wuxi Longhua amounted to $2.0 million and $2.7 million for the years ended December 31, 2005 and 2006, respectively. Wuxi Longhua, as our sub-contractor, also provided us with processing services of steel pipes at a fixed price per tonne payable monthly. These transactions were conducted on an arm’s length basis. Since September 2006, Wuxi Longhua no longer engaged in sales and processing of oil pipes and its business scope was also amended to general trading and leasing of properties.

Based on a building lease agreement dated June 19, 2006, WSP China has rented from Wuxi Longhua a piece of land and certain buildings located in Wuxi, China at a rent of approximately $18,000 per month for production purposes and to store the equipment that had been acquired by WSP China from Wuxi Longhua, for which we paid $73,000 and $225,000 in 2006 and 2007, respectively. The lease agreement will expire on August 31, 2008 and was negotiated between the parties on an arm’s length basis.

Prior to the dissolution of Tangshan Huayi, Wuxi Longhua paid RMB18.9 million ($2.6 million) to the creditors of Tangshan Huayi to settle the relevant debts on behalf of Tangshan Huayi. Pursuant to an assignment agreement dated December 10, 2005, Wuxi Longhua assigned to WSP China its creditor’s right towards Tangshan Huayi in connection with the foregoing payment for a consideration of RMB18.9 million ($2.6 million).

Quanhua Material, a company controlled by Mr. Quanhua Piao, Mr. Piao’s brother, has been providing logistics services to us on an arm’s length basis during the years ended December 31, 2005, 2006 and 2007, for which we paid the fees of approximately $0.7 million, $1.2 million and $2.2 million, respectively. On January 5, 2007, we entered into a Logistics Framework Agreement with Quanhua Material for the supply of logistics services at fees to be negotiated by the parties on an arm’s length basis. This agreement will expire on December 31, 2009 and will be automatically renewed for another term of three years unless either party gives three months’ termination notice prior to the expiration date. We also purchased anti-corrosion materials from Quanhua Material in the amount of approximately $13,000 for the year ended December 31, 2007 on an arm’s length basis.

Wuxi Aihua Chemical Company Limited, or Wuxi Aihua, a company controlled by Mr. Quanhua Piao, has been providing painting and chemical products to us on an arm’s length basis during the years ended December 31, 2005, 2006 and 2007, for which we paid fees of approximately $0.5 million, $1.3 million and $0.7 million, respectively. On January 5, 2007, we entered into the a framework agreement with Wuxi Aihua for the supply of painting and chemical products at a price to be negotiated by the parties on an arm’s length basis. This agreement will expire on December 31, 2009 and will be automatically renewed for another term of three years unless either party gives three months’ termination notice prior to the expiry of the term. We also rented vehicles from Wuxi Aihua on an arm’s length basis for approximately $20,000 for the year ended December 31, 2007.

Xuyi Aihua Oil Pipe Anticorrosive Product Co., Ltd., or Xuyi Aihua, a company controlled by Mr. Quanhua Piao, has been providing chemical products, such as paint, to us since January 2007. In 2007, we paid approximately $2.5 million in fees based on prices negotiated on an arm’s length basis. We expect to continue to purchase products from Xuyi Aihua in the future.

Since November 2005, we have supplied OCTG products to Eastar Industries Inc., a company incorporated in Canada and controlled by Mr. Piao. for resale to distributors and large customers in Canada. The total value of our sales to Eastar Industries Inc. was approximately $10.5 million for the year ended December 31, 2006 and $0.4 million the year ended December 31, 2007 at prices negotiated on an arm’s length basis.

We initially held shares in WSP Canada Inc., or WSPC, on trust for Mr. Piao since WSPC’s incorporation in 2003. These shares were beneficially owned by Mr. Piao. In February 2007, we transferred such shares to Mr. Piao and no longer held any legal interest in those shares. In 2005, WSPC also purchased products from us on an arm’s length basis in the amount of $1.9 million, which were resold to certain target customers in Canada. WSPC incurred losses and, as a result, we recorded accounts receivable of $1.2 million and made a provision of $1.2 million against such balance in 2007. We do not intend to continue to sell products to WSPC.

We have entered into several transactions with Wuxi Huayi, a company controlled by Mr. Piao. Wuxi Huayi supplied us on an arm’s length basis with green pipes and round billets based on market price. Our purchase of green pipes and round billets from Wuxi Huayi represented a total of $2.1 million and $1.2 million for the years ended December 31, 2005 and 2006, respectively. In 2005, WSP China also provided steel processing services to Wuxi Huayi. These processing fees amounted to nil and $0.3 million in 2005 and 2006, respectively. We have not since then entered into any other sub-contracting agreement with Wuxi Huayi.

We settled a lawsuit in August 2007 with the Bank of Communications and paid on behalf of Huayuan Jiangsu RMB9.0 million ($1.2 million) plus an interest of RMB1.3 million ($0.2 million). See ‘‘Item 8. Financial Information—A. Consolidated Statements and other Financial Information—Legal proceedings’’ for more details on the lawsuit. Wuxi Longhua had undertaken in the past to reimburse WSP China with respect to any liability arising from our guarantee provided to the Bank of Communications. We have waived our rights and claims against Wuxi Longhua in relation to this settlement payment made to the Bank of Communications.

Transactions with UMW and its affiliates

In 2005, we entered into three long-term loans with UMW ACE on an arm’s length basis in the aggregate amount of $44.2 million. The loans were used to finance the construction of our hot-rolling pipe line in Wuxi, China. In 2006, we entered into a long-term loan with UMW ACE on an arm’s length basis in the aggregate amount of $9.1 million. This loan was used to finance the construction of our hot-rolling pipe line and additional threading lines in Wuxi, China. Our long-term loans from UMW ACE have terms of five years and have floating interest rates tied to a percentage above SIBOR. In 2005, 2006 and 2007, the average interest rate for our long-term loan from UMW ACE was approximately 6.1%, 7.2% and 7.2%, respectively. As of December 31, 2005, 2006 and 2007, we had long-term borrowings from UMW ACE of $44.2 million, $53.3 million and nil, respectively.

In 2006, we entered into a sales contract on an arm’s length basis with UMW Petrodril (M) Sdn Bhd, or UMW Petrodril, a subsidiary of UMW, to supply UMW Petrodril with oil pipes based on market price. Our sales of oil pipes to UMW Petrodril amounted to $0.8 million for the year ended December 31, 2006. This transaction was discontinued.

UMW Oilfield International Trading (Labuan) Limited, a wholly-owned subsidiary of UMW, is a related party of WSP Holdings due to its association with UMW. UMW Oilfield International Trading (Labuan) Limited, as an overseas distributor of WSP Holdings’ products, has been purchasing oil pipes from us for re-sale in the Malaysian market in 2005 and 2006. These transactions were negotiated between the parties on an arm’s length basis. Our sales of oil pipes to UMW Oilfield International Trading (Labuan) Limited amounted to $17.7 million, $21.2 million and $6.4 million for the years ended December 31, 2005, 2006 and 2007, respectively. We expect to continue to sell oil pipes to UMW Oilfield International Trading (Labuan) on the same basis.

Other related party transactions

We sold green pipes to Daqing Yilangsite Oil Pipe Co. Ltd. in 2005 on an arm’s length basis for approximately $0.2 million. We held a 33% equity interest in Daqing Yilangsite Oil Pipe Co. Ltd. until the equity interest was sold to an employee for approximately $1.3 million in December 2006.

We purchased drill pipes from Beijing Hua Shi Hai Long Co., Ltd. in 2005 on an arm’s length basis for approximately $1.0 million. Huashi was controlled by Mr. Jun Zhang, who was a director of WSP China until his resignation from its board of directors in September 2006.

We purchased coal from Wuxi Shinan Trading Co., Ltd. in 2007 on an arm’s length basis for approximately $3.4 million. Wuxi Shinan Trading Co., Ltd. is controlled by Mr. Cheng Huang’s family. Mr. Huang is a major shareholder and director of Jiangsu Fanli.

On August 4, 2007, we entered into a shareholder’s agreement with Mr. Changlin Zhu, a director of WSP Heat Insulation, to sell our 51% equity interest in WSP Heat Insulation for a cash consideration of $670,000. The transaction was completed on August 31, 2007.

C.    Interests of Experts and Counsel

Not applicable.

Item 8.    Financial Information

A.    Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal proceedings

We provided guarantees to China Huayuan Group Jiangsu Company Limited, or Huayuan Jiangsu, an independent third party. Subsequently, we were involved in a lawsuit brought by China Construction Bank, or CCB, pursuant to the RMB6.0 million ($0.8 million) guarantee we provided for certain loans made by CCB to Huayuan Jiangsu. This lawsuit was settled in June 2006, and the amount owed to CCB under the settlement was fully paid by Wuxi Longhua, a company controlled by Mr. Piao, our chairman and chief executive officer. Wuxi Longhua has waived any right of contribution from us with respect to such payment.

We were also involved in a lawsuit brought by the Bank of Communications in August 2007, resulting from a RMB9.0 million ($1.2 million) guarantee we provided for a loan made by the Bank of Communications to Huayuan Jiangsu. We settled the lawsuit in August 2007 and paid on behalf of Huayuan Jiangsu RMB9.0 million ($1.2 million) plus an interest of RMB1.3 million ($0.2 million). In the settlement, we have preserved a recourse against Huayuan Jiangsu for the amount we paid to the Bank of Communications. We have waived all rights and claims against Wuxi Longhua in relation to this payment, which had undertaken in the past to reimburse WSP China with respect to any liability arising from the guarantee provided to the Bank of Communications. See ‘‘ Item 7. Major Shareholders and Related Party Transactions—B. Related party transactions—Transactions with Mr. Piao and his affiliates.’’

Wuxi Seamless Steel Tube Co., Ltd., or WSST, brought a lawsuit against WSP China before the Wuxi Intermediate People’s Court in May 2007, claiming that WSP China had infringed upon its trade name WSST and demanded that WSP China stop using the English word ‘‘Seamless’’ and its Chinese transliteration. Although WSST agreed in writing on October 28, 1999 to permit WSP China to use the word ‘‘Seamless’’ and WSP China had duly registered its name containing ‘‘Seamless’’ with the appropriate government authorities, WSST claimed that such agreement was conditional on WSST’s shareholder Jiangsu Xi Gang Group Co., Ltd., or Xi Gang Group, maintaining an ownership interest in WSP China. Xi Gang Group is no longer a shareholder of WSP China. The Wuxi Intermediate People’s Court dismissed WSST’s claim on September 25, 2007. WSST appealed to Jiangsu Province Higher People’s Court on October 22, 2007. In March 2008, Jiangsu Province Higher People’s Court entered a final judgment dismissing WSST’s claim.

The CBSA initiated an investigation on August 13, 2007 on the alleged dumping and subsidizing of certain seamless carbon and alloy steel oil and gas well casings from China after receiving a complaint from Tenaris Algoma Tubes Inc., a Canadian manufacturer. We were named as one of the 30 exporters of the goods from China subject to the investigation. On November 9, 2007, the CBSA made its preliminary determination that exports of carbon and alloy steel seamless oil and gas well casings were being dumped and were subsidized. These preliminary findings resulted in the imposition of a 44% preliminary duty on our products imported into Canada. In February 2008, CBSA made a final determination which imposed anti-dumping and countervailing duties on the subject goods imported into Canada from China subsequent to CBSA’s initial determination in November 2007. In March 2008, the CITT, which adjudicates whether dumped goods or subsidized imports have caused a material injury to the Canadian industry, did not find present material injury, and ordered that any anti-dumping and countervailing duties paid by the importers on exports of oil and gas well casings from China subsequent to November 2007 will be refunded to importers. However, CITT also reached a conclusion that the domestic industry is threatened with injury by future imports, thus imposing anti-dumping and countervailing duties from March 10, 2008. Accordingly, should the Company seek to sell products into Canada in the future, the Company is obligated to comply with price guidance provided by the CBSA in order to avoid any anti-dumping or countervailing duties.

Except as disclosed above, we are not currently a party to any other material legal or administrative proceedings. However, we may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business.

Dividend policy

From time to time, we have paid dividends to shareholders. We declared a dividend of $15.0 million in January 2005, which was in turn contributed by our shareholders to increase the registered capital of WSP China. We declared dividends in aggregate of $28.8 million in June 2006 and August 2006 and $32.5 million in October 2007. Prior to January 2005, we did not declare or pay any dividends.

On November 30, 2006, our board of directors announced that it intended to approve an annual dividend up to 50% of our annual profits. The timing and amount of dividend payments are subject to the discretion of our board of directors and is dependent upon various factors, including our cash flow and working capital requirements, as well as the withholding tax obligations under the New Tax Law. We are currently evaluating the impacts of the New Tax Law on our dividend plan in 2008. Our board of directors has complete discretion on whether to pay dividends, subject to the approval of our shareholders. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our board of directors may deem relevant. Depending on future events and other changes in the regulatory environment or the business climates, our board of directors may determinate at a later time to change our dividend policy.

Cash dividends on our ADSs, if any, will be paid in U.S. dollars.

B.    Significant Changes

In January 2008, we sold an additional 2,894,900 ADSs, representing 5,789,800 ordinary shares, pursuant to the underwriters’ over-allotment option to purchase these additional ADSs from us at the initial public offering price less the underwriting commission. We received net proceeds of approximately $22.9 million from this over-allotment sale. As a result, our outstanding share capital increased from 200,000,000 ordinary shares as of December 31, 2007 to 205,789,800 ordinary shares as of the date of this annual report.

In April 2008, FSHL established a representative office in Texas, the United States, through a wholly-owned subsidiary, Houston OCTG. We plan to develop a new pipe finishing facility in Houston through Houston OCTG.

In April 2008, FSHL invested in Liaoyang Seamless, a joint venture company with Liaoning Pipe. Liaoyang Seamless was incorporated on April 7, 2008 with registered capital in the amount of $40.0 million. FSHL holds a 70% equity interest in Liaoyang Seamless, and Liaoyang Pipe provided land-use rights and cash for the remaining 30% equity interest.

In April 2008, WSP China established a wholly-owned subsidiary Songyuan Seamless with an initial investment of $6.0 million.

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9.    The Offer and Listing

A.    Offering and Listing Details.

Not applicable.

B.    Plan of Distribution

Not applicable.

C.    Markets

Our ADSs, each representing two ordinary shares, have been listed on the New York Stock Exchange since December 6, 2007 under the symbol ‘‘WH.’’

For the year ended December 31, 2007, the trading price ranged from $8.16 to $9.50 per ADS.

The following table provides the high and low trading prices for our ADSs on the New York Stock Exchange for (1) the last quarter in 2007 (starting from December 6), the first quarter of 2008 and the second quarter of 2008 from April 1, 2008 through June 10, 2008, and (2) each of the past six months of our ADS’s trading history.

	Sales Price
	High	Low
Quarterly High and Low
Fourth Quarter 2007 (from December 6)	9.50	8.16
First Quarter 2008	9.24	3.75
Second Quarter 2008 (through June 10, 2008)	8.48	4.84
Monthly High and Low
December 2007 (from December 6)	9.50	8.16
January 2008	9.24	6.00
February 2008	8.55	7.00
March 2008	7.48	3.75
April 2008	6.86	4.84
May 2008	8.48	6.32
June 2008 (through June 10, 2008)	8.38	7.50

D.    Selling Shareholders

Not applicable.

E.    Dilution

Not applicable.

F.    Expenses of the Issue

Not applicable.

Item 10.    Additional Information

A.    Share Capital

Not applicable.

B.    Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our amended and restated memorandum and articles of association contained in our F-1 registration statement (File No. 333-147351), originally filed with the SEC on November 13, 2007, as amended. Our shareholders adopted our amended and restated memorandum and articles of association by a special resolution in October 2007.

C.    Material Contracts

We are a party to the following material contracts for the two years immediately preceding the date of the annual report:

•	purchase agreement with Taiyuan Tongze Equipment Co., Ltd. for the purchase of hot rolling production line equipment, under which we purchased certain hot rolling production line equipment for RMB224.0 million (US$30.7 million);

•	framework arrangement with Nanjing Steel for the supply of round steel billets. See ‘‘—Manufacturing—Suppliers of raw materials’’ for a description of this material contract;

•	cooperation agreement with Wuxi Xuefeng for the supply of round steel billets. See ‘‘—Manufacturing—Suppliers of raw materials’’ for a description of this material contract;

•	agreements relating to our restructuring in 2006. See ‘‘—A. History and Development of the Company’’ for a description of these material contracts;

•	deposit agreement among WSP Holdings, JPMorgan Chase Bank, N.A., and holders of the ADRs dated as of December 6, 2007, under which JPMorgan Chase Bank, N.A. serves as depositary of our ADSs; and

•	joint venture agreement with Liaoning Pipe, dated March 27, 2008, under which we invested $28 million for a 70% equity interest in Liaoyang Seamless.

D.    Exchange Controls

See ‘‘Item 4. Information on the Company—B. Business Overview—Regulations on foreign currency exchange’’ and ‘‘—Regulations on dividend distribution.’’

E.    Taxation

People’s Republic of China taxation

Prior to January 1, 2008, under the Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprises then in effect, any dividends payable to non-PRC investors were exempt from any PRC withholding tax. In addition, under the then effective PRC laws, any dividends payable, or distributions made by us to holders or beneficial owners of our ADSs were not subject to any PRC tax, provided that the holders or beneficial owners have not been physically resident in the PRC for a period of one year or more and have not become subject to PRC tax.

In March 2007, the PRC National People’s Congress passed the New Tax Law, and in December 2007, the State Council promulgated the implementing rules of the New Tax Law, both of which became effective on January 1, 2008. Under the New Tax Law, enterprises established under the laws of non-PRC jurisdictions, but whose de facto management body is located in the PRC, may be treated as resident enterprises for PRC tax purposes. The New Tax Law and its implementing rules are relatively new and ambiguous in terms of some definitions, requirements and detailed procedures, and currently no official interpretation or application of this new resident enterprise classification is available. Therefore, it is unclear as to how tax authorities will determine tax residency based on the facts of each case. All of our management members reside in the PRC. If WSP Holdings or FSHL is treated as a resident enterprise for PRC tax purposes, their worldwide income will be subject to PRC income tax at the 25% uniform tax rate, which will include any dividend income we receive from our subsidiaries, unless such dividend income is otherwise exempted from taxable income under the New Tax Law.

Moreover, the New Tax Law and its implementing rules provide that an income tax rate of 10% will be applicable to dividends payable to non-PRC shareholders that are derived from sources within the PRC, unless a tax treaty exists between the PRC and the relevant jurisdictions where such non-PRC shareholders reside and such treaty provides for a reduction or exemption of the relevant tax. We are a Cayman Islands holding company and our income mainly comes from dividends we receive from our subsidiaries, primarily from those located in the PRC. Since the New Tax Law and its implementing rules are relatively new and ambiguous in certain aspects, there is uncertainty as to how this New Tax Law will be implemented and whether the dividends we pay to our non-PRC shareholders will be subject to the 10% income tax. If we are required under the New Tax Law to withhold PRC income tax on such dividends, your investment in our ADSs may be materially and adversely affected.

Cayman Islands taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of ADSs or ordinary shares. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Pursuant to Section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, we have obtained an undertaking from the Governor-in-Cabinet:

•	that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciations shall apply to our company or its operations; and

•	that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on the shares, debentures or other obligations of our company.

The undertaking for us is for a period of twenty years from December 12, 2006.

United States federal income taxation

The following discussion describes the material U.S. federal income tax consequences under present law to U.S. Holders (defined below) of an investment in the ADSs or ordinary shares. This discussion applies only to U.S. Holders that hold the ADSs or ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States as in effect on the date hereof and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date hereof, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;

•	certain financial institutions;

•	insurance companies;

•	broker dealers;

•	traders that elect to mark to market;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding an ADS or ordinary share as part of a straddle, hedging, conversion or integrated transaction;

•	persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee stock options or otherwise as compensation;

•	persons that actually or constructively own 10% or more of our voting stock; or

•	persons holding ADSs or ordinary shares through partnerships or other pass-through entities.

PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE AND LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSs OR ORDINARY SHARES.

The discussion below of the U.S. federal income tax consequences to ‘‘U.S. Holders’’ will apply if you are the beneficial owner of ADSs or ordinary shares and you are, for U.S. federal income tax purposes,

•	an individual who is citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any State or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If you are a partner in a partnership or other entity taxable as a partnership that holds ADSs or ordinary shares, your tax treatment generally will depend on your status and the activities of the partnership.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. If you hold ADSs, you should be treated as the holder of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes.

The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the beneficial ownership of the underlying shares (for example, pre-releasing ADSs to persons who do not have the beneficial ownership of the securities underlying the ADSs). Accordingly, the availability of the reduced tax rate for dividends received by non-corporate U.S. Holders, including individuals, (discussed below) could be affected by actions taken by intermediaries in the chain of ownership between the holder of ADSs and our company if as a result of such actions the holders of ADSs are not properly treated as beneficial owners of underlying shares.

Taxation of dividends and other distributions on the ADSs or ordinary shares

Subject to the passive foreign investment company rules discussed below, the gross amount of our distributions to you with respect to the ADSs or ordinary shares, including any amounts withheld with respect to PRC taxes, generally will be included in your gross income as dividend income on the date of receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2011, dividends may be taxed as qualified dividend income at the lower applicable capital gains rate provided that specified conditions are satisfied, including (1) the ADSs or ordinary shares, as applicable, are readily tradable on an established securities market in the United States, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) specified holding period requirements are met. We expect the ADSs will be listed on the New York Stock Exchange, and if so, the ADSs will be treated as readily tradable on an established securities market in the United States for purposes of clause (1). You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. PRC taxes withheld from dividends on the ADSs or ordinary shares at a rate not exceeding the rate provided for in the treaty between the PRC and the United States will be creditable against your US federal income tax liability, subject to applicable restrictions and limitations that may vary depending upon your individual circumstances. Instead of claiming a credit, you may elect to deduct such PRC taxes in computing your taxable income, subject to generally applicable limitations. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the ADSs or ordinary shares will generally constitute ‘‘passive category income’’ but could, in the case of some U.S. Holders, constitute ‘‘general category income.’’ The rules governing foreign tax credits are complex. Therefore, you should consult you own tax advisors regarding the availability of foreign tax credits in your particular circumstances.

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will generally be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of disposition of shares

Subject to the passive foreign investment company rules discussed below, you will recognize capital gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized for the ADS or ordinary share and your tax basis in the ADS or ordinary share. If you are a non-corporate U.S. holder, including an individual U.S. Holder, you will be eligible for reduced tax rates if you have held the ADSs or ordinary shares for more than a year. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, subject to exceptions and limitations.

Passive foreign investment company

A non-U.S. corporation is considered a passive foreign investment company, or PFIC, for U.S. federal income tax purposes, for any taxable year if either:

•	at least 75% of its gross income is passive income, or the ‘‘income test,’’ or

•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income, or the ‘‘asset test.’’

For this purpose, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

We believe that we should not be treated as a PFIC for our taxable year ending December 31, 2007. We must make a separate determination each year as to whether we are a PFIC. As a result, it is possible that our PFIC status will change. For example, because the total value of our assets for purposes of the asset test generally will be calculated using the market price of our ADSs and ordinary shares, our PFIC status will depend in large part on the market price of our ADSs and ordinary shares. Accordingly, it is possible that fluctuations in the market price of the ADSs and ordinary shares will result in our being a PFIC for any year. In addition, for purposes of the income test, our gross income from the sales of goods is generally reduced by our cost of goods sold. Therefore, for example, if our cost of goods sold were to increase without an offsetting increase in our revenues from the sale of the related goods, we may under some circumstances become a PFIC under the income test. If we are a PFIC for any year during which you hold ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which you hold ADSs or ordinary shares. In addition, if we are a PFIC for any taxable year and any of our foreign subsidiaries is also a PFIC, a U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the subsidiary PFIC for purposes of the applicable of the rules governing PFICs. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, you will be subject to special tax rules with respect to any ‘‘excess distribution’’ that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a ‘‘mark-to-market’’ election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares;

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income; and

•	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or ‘‘excess distribution’’ cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or ordinary shares cannot be treated as capital, even if you hold the ADSs or ordinary shares as capital assets.

Alternatively, a U.S. Holder of ‘‘marketable stock’’ in a PFIC may make a mark-to-market election for stock of a PFIC to elect out of the tax treatment discussed in the two preceding paragraphs. If you make a mark-to-market election for the ADSs or ordinary shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate discussed above under ‘‘Taxation of dividends and other distributions on the ADSs or ordinary shares’’ would not apply.

The mark-to-market election is available only for stock which is regularly traded on a qualified exchange or other market, as defined in applicable U.S. Treasury Regulations. We expect that the ADSs will be listed on New York Stock Exchange and, consequently, if you are a holder of ADSs and the ADSs are regularly traded on the New York Stock Exchange, the mark-to-market election would be available to you were we to be or become a PFIC.

In general, if a non-U.S. corporation is a PFIC, a holder of shares in that corporation may avoid taxation under the rules described above by making a ‘‘qualified electing fund’’ election to include its share of the corporation’s income on a current basis, or a ‘‘deemed sale’’ election once the corporation no longer qualifies as a PFIC. However, you may make a qualified electing fund election with respect to your ADSs or ordinary shares only if we agree to furnish you annually with required tax information, and we do not presently intend to prepare or provide such information.

If you hold ADSs or ordinary shares in any year in which we are a PFIC, you will be required to file Internal Revenue Service Form 8621 regarding distributions received on the ADSs or ordinary shares and any gain realized on the disposition of the ADSs or ordinary shares.

You are urged to consult your tax advisor regarding the application of the PFIC rules to your investment in ADSs or ordinary shares.

Information reporting and backup withholding

Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting to the Internal Revenue Service and may be subject to U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding.

U.S. Holders who are required to establish their exempt status can provide such certification on Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding can be credited against your U.S. federal income tax liability, and you can obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

F.    Dividends and Paying Agents

Not applicable.

G.    Statement by Experts

Not applicable.

H.    Documents on Display

We have previously filed with the Commission our registration statements (File Number 333-147351) on Form F-1, as amended.

We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934. Under the Securities Exchange Act of 1934, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than six months after the close of each fiscal year, which is December 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at Judiciary Plaza, 100 F Street, N.E., Washington, D.C. 20549, and at the regional office of the Securities and Exchange Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Securities Exchange Act of 1934 prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Securities Exchange Act of 1934.

We will furnish The Bank of New York, the depositary of our ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

Our financial statements have been prepared in accordance with U.S. GAAP.

I.    Subsidiary Information

For a listing of our subsidiaries, see ‘‘Item 4. Information on the Company—C. Organizational Structure’’.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

Market risk is the potential loss arising from adverse changes in market rates and prices, such as interest rates, foreign currency exchange rates and commodity prices.

Interest rate risk

Our exposure to interest rate risk primarily relates to the interest rates for our outstanding debt and the interest income generated by excess cash invested in liquid investments with original maturities of three months or less. As of December 31, 2007, we had short-term bank loans in the amount of $208.4 million and long-term borrowings in the amount of $54.7 million. Our short-term bank loans and long-term borrowings are subject to floating interest rates. As of December 31, 2007, our total borrowings amounted to $263.1 million with interest rates varying from 4.5% to 7.0% for the year ended December 31, 2007. Assuming the principal amount of the outstanding bank borrowings remains approximately the same as of December 31, 2007, a 1% increase in each applicable interest rate would add approximately $2.1 million to our interest expenses for the year ended December 31, 2007. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates.

Foreign currency risk

Our financial statements are expressed in U.S. dollars. The functional currency of WSP Holdings is U.S. dollar and the functional currency of our PRC subsidiaries is Renminbi. Our overseas sales are denominated in U.S. dollars, whereas our domestic sales are denominated in Renminbi. A substantial portion of our costs and expenses, however, is denominated in Renminbi. Consequently, fluctuations in exchange rates, particularly among the U.S. dollar and Renminbi, could affect our gross and net margins and result in foreign exchange and operating losses. In the past, we did not hedge exposures denominated in foreign currencies or obtained any derivative financial instruments. We monitor foreign exchange exposure closely and will consider hedging significant foreign currency exposure should the need arise. To the extent we hold assets denominated in U.S. dollars, including the net proceeds to us from the initial public offering, any appreciation of the Renminbi against the U.S. dollar could result in a change to our statement of operations and a reduction in the value of our U.S. dollar denominated assets. On the other hand, a decline in the value of Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in our company and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of our ADSs.

The value of Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the PBOC. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 5.7% appreciation of the Renminbi against the U.S. dollar by December 29, 2006. On May 19, 2007, the People’s Bank of China announced a policy to expand the maximum daily floating range of Renminbi trading prices against the U.S. dollar in the inter-bank spot foreign exchange market from 0.3% to 0.5%. While the international reactions to these measures have generally been positive, there remains significant pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar. To the extent that we need to convert U.S. dollars we receive from the initial public offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert our RMB-denominated cash amounts into U.S. dollar amounts for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.

Commodity Price Risk

We are exposed to market risk of price fluctuations related to the purchase of raw materials, especially round steel billets. We purchase round steel billets directly from suppliers in PRC. In order to secure a steady supply of round steel billets, we have entered into long-term arrangements with two major suppliers. In August 2006, we entered into a three year framework arrangement with Nanjing Iron & Steel United Co., Ltd., or Nanjing Steel, under which we agreed to order from Nanjing Steel, and Nanjing Steel agreed to supply us 200,000 to 300,000 tonnes of round steel billets per year. In December 2006, we entered into a five-year cooperation agreement with Wuxi Xuefeng Steel Co. Ltd., or Wuxi Xuefeng, under which Wuxi Xuefeng is committed to supply us 300,000 to 600,000 tonnes of round steel billets per year. The prices of the billets under these arrangements will be adjusted periodically according to the prevailing market price. We also purchase round steel billets from other PRC suppliers at market prices. We do not use any commodity derivatives to manage our commodity price risks.

Item 12.    Description of Securities Other than Equity Securities

Not Applicable.

 PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

We completed our initial public offering of 50,000,000 ordinary shares, in the form of ADSs, at $8.50 per ADS on December 6, 2007. The aggregate price of the offering amount registered and sold was $212.5 million, of which we received net proceeds of $193.6 million. Due to charge on market condition, we have allocated net proceeds we receive from our initial public offering as follows:

•	approximately $55.0 million for overseas expansion the United States and the Middle East, of which $1.0 million has been used;

•	approximately $50.0 million for capital expenditures and expansion and improvements of our production facilities in China, of which $9.2 million has been used;

•	approximately $18.5 million have been used for the full repayment of our loans from UMW ACE and $34.8 million have been used for the repayment of a portion of our bank borrowings from Agricultural Bank of China;

•	approximately $69.0 million for strategic investment in and acquisitions of complementary businesses, of which $30.0 million have been used; and

•	the balance of the proceeds for other working capital purposes.

In addition, in January 2008, the underwriters exercised their over-allotment option for the purchase of an additional 2,894,900 ADSs, generating net proceeds of $22.9 million. The net proceeds will be used for general corporate purposes.

Depending on future events and other changes in the business climate, we may determine at a later time to use the net proceeds for different purposes. Pending their use, we intend to invest the proceeds in a variety of capital preservation instruments, including short-term, investment-grade, interest-bearing instruments.

We will not use any proceeds from the sale of our ADSs to fund any activities or business with any Sanctions Targets with respect to which U.S. persons or, as appropriate, foreign entities owned or controlled by U.S. persons, are prohibited by U.S. Economic Sanctions Laws from conducting such activities or transacting such business.

Item 15.    Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this annual report, our management, with the participation of our chief executive officer and our chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15e and

15d-15(3) of the Securities Exchange Act of 1934. Based on their evaluation of the effectiveness of our disclosure controls and procedures as described above, our chief executive officer and chief financial officer have concluded that, except for the material weaknesses in internal control over financial reporting described in ‘‘Item 5—Operating and Financial Review and Prospects—Internal control over financial reporting,’’ as of the end of the period covered by this annual report, our disclosure controls and procedures were effective.

Changes in Internal Controls over Financial Reporting

There were no adverse changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our independent registered public accounting firm due to a transition period established by the rules of the SEC for newly public companies.

Item 16A.    Audit Committee Financial Expert

Messr. Dennis D. Zhu qualifies as ‘‘audit committee financial expert’’ as defined in Item 16A of Form 20-F and satisfies the ‘‘independence’’ requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Securities Exchange Act of 1934.

Item 16B.    Code of Ethics

Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officer, chief financial officer, chief operating officer, chief technology officer, vice presidents and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as an exhibit to this annual report on Form 20-F, and posted the code on our website www.wsphl.com. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

Item 16C.    Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu CPA Ltd., our principal external auditor, for the periods indicated. We did not pay any tax related or other fees to our auditor during the periods indicated below.

	2006	2007
	(in thousands)
Audit fees(1)	$248	$3,481
Audit-related fees	—	—
All other fees	—	—

(1)	‘‘Audit fees’’ in 2006 means the aggregate fees billed for professional services rendered by our principal auditor for the audit of financial statements and other services in connection with our proposed initial public offering in Hong Kong capital market.
(2)	‘‘Audit fees’’ in 2007 means the aggregate fees billed for professional services rendered by our principal auditor for the audit and review of financial statements and other services in connection with our initial public offering in the United States capital market completed in 2007, the audit of our annual consolidated financial statements and statutory audits of certain subsidiaries for the year ended December 31, 2007 as well as the audit of financial statements in contemplation of our proposed initial public offering in Hong Kong capital market.
(3)	In addition to the fees disclosed above, a member firm of our principal auditor rendered audit and assurance related services in connection with our proposed initial public offering in Hong Kong capital market and the fees billed were $192 and $103 for 2006 and 2007, respectively.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Deloitte Touche Tohmatsu CPA Ltd., including audit services, audit-related services, tax services and other services as described above, other than those for de minimus services which are approved by the Audit Committee prior to the completion of the audit.

Item 16D.    Exemptions from the Listing Standards for Audit Committees

None.

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

 PART III

Item 17.    Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.    Financial Statements

The consolidated financial statements of WSP Holdings Limited are included at the end of this annual report.

Item 19.    Exhibits

1.1	Amended and Restated Articles of Association of the Registrant, as currently in effect (incorporated by reference to Exhibit 3.2 of our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 13, 2007).
2.1	Registrant’s specimen American depositary receipt (included in Exhibit 2.3) (incorporated by reference to Exhibit 4.1 of our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 13, 2007).
2.2	Registrant’s specimen certificate for ordinary shares (incorporated by reference to Exhibit 4.2 of our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 13, 2007).
2.3	Deposit Agreement, dated as of December 6, 2007, among the Registrant, the depositary and holder of the American depositary receipts (incorporated by reference to Exhibit 4.3 of our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 13, 2007).
4.1	2007 Share Incentive Plan (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 13, 2007).
4.2	Form of Indemnification Agreement with the Registrant’s directors or executives (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 13, 2007).
4.3	Form of Employment Agreement between the Registrant and a Senior Executive Officer of the Registrant (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 13, 2007).
4.4	Master Agreement, dated October 14, 2004, amended as of February 16, 2005, among UMW ACE (L) Ltd., Wuxi Longhua Steel Pipes Company Limited, King Partner Limited, Wuxi Quanhua Material Co., Ltd., Wuxi Seamless Oil Pipes Company Limited and Longhua Piao (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 13, 2007).

4.5	Equity Transfer Agreement, dated August 18, 2006, between First Space Holdings Limited and Wuxi Huayi Investment Company Limited (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 13, 2007).
4.6	Equity Transfer Agreement, dated August 18, 2006, between UMW ACE (L) Ltd. and First Space Holdings Limited (incorporated by reference to Exhibit 10.6 of our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 13, 2007).
4.7	Declaration of Trust, dated September 16, 2006, by Expert Master Holdings Limited in favor of UMW China Ventures Ltd (incorporated by reference to Exhibit 10.7 of our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 13, 2007).
4.8	Deed of termination, dated December 1, 2006, between Expert Master Holdings Limited and UMW China Ventures (L) Ltd (incorporated by reference to Exhibit 10.8 of our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 13, 2007).
4.9	Share Swap Agreement in relation to First Space Holdings Limited, dated December 1, 2006, between Expert Master Holdings Limited, UMW China Ventures (L) Ltd. and Eastar Group Holdings Limited (incorporated by reference to Exhibit 10.9 of our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 13, 2007).
4.10	Promissory Note, dated December 1, 2006, given by First Space Holdings Limited to UMW ACE (L) Ltd (incorporated by reference to Exhibit 10.10 of our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 13, 2007).
4.11	Deed of Assignment relating to the promissory onte, dated December 1, 2006, between UMW ACE (L) Ltd., UMW China Ventures (L) Ltd. and First Space Holdings Limited (incorporated by reference to Exhibit 10.11 of our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 13, 2007).
4.12	Deed of Indemnity, dated December 1, 2006, by Expert Master Holdings Limited and UMW China Ventures (L) Ltd. in favor of Eastar Group Holdings Limited (incorporated by reference to Exhibit 10.12 of our Registration Statement on Form F-1 (File No. 333147351), filed with the Securities and Exchange Commission on November 13, 2007).
4.13	Loan Agreement, dated December 1, 2006, between Expert Master Holdings Limited and First Space Holdings Limited (incorporated by reference to Exhibit 10.13 of our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 13, 2007).
4.14	First Priority Share Mortgage in respect of shares of Eastar Group Holdings Limited, dated December 1, 2006, amended as of August 23, 2007, among Expert Master Holdings Limited, Eastar Group Holdings Limited and the Hongkong and Shanghai Banking Corporation Limited (incorporated by reference to Exhibit 10.14 of our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 13, 2007).
4.15	Share Sale and Purchase Agreement, dated December 1, 2006, among Expert Master Holdings Limited, UMW China Ventures (L) Ltd. and Eastar Group Holdings Limited (incorporated by reference to Exhibit 10.15 of our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 13, 2007).

4.16	English translation of Equity Interest Transfer Agreement, dated September 18, 2006, between Wuxi Seamless Oil Pipes Company Limited and Shanghai Hailong Oil Equipments Co., Ltd. (incorporated by reference to Exhibit 10.16 of our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 13, 2007).
4.17	English translation of Equity Interest Transfer Agreement, dated December 5, 2006, between Wuxi Seamless Oil Pipes Company Limited and Yuehai Zhao regarding disposal of 33.3% equity interest in Daqing Yilangsite Oil Pipe Co., Ltd. (incorporated by reference to Exhibit 10.17 of our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 13, 2007).
4.18	English translation of Long-Term Supply Agreement, dated December 5, 2006, between Wuxi Seamless Oil Pipes Company Limited and Wuxi Xuefeng Steel Co., Ltd. (incorporated by reference to Exhibit 10.18 of our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 13, 2007).
4.19	English translation of Framework Agreement, dated January 5, 2007, between Wuxi Seamless Oil Pipes Company Limited and Wuxi Quanhua Material Co., Ltd. (incorporated by reference to Exhibit 10.19 of our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 13, 2007).
4.20	English translation of Framework Agreement, dated January 5, 2007, between Wuxi Seamless Oil Pipes Company Limited and Wuxi Aihua Chemical Industry Co., Ltd. (incorporated by reference to Exhibit 10.20 of our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 13, 2007).
4.21	English translation of Asset Transfer Agreement, dated January 31, 2007, between Wuxi Seamless Oil Pipes Company Limited and Hailong Drill Pipe (Wuxi) Co., Ltd. (incorporated by reference to Exhibit 10.21 of our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 13, 2007).
4.22	English translation of Factory Building Lease Agreement, dated June 19, 2006, between Wuxi Seamless Oil Pipes Company Limited and Wuxi Longhua Steel Pipes Company Limited (incorporated by reference to Exhibit 10.22 of our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 13, 2007).
4.23	English translation of Factory Building Lease Agreement, dated September 20, 2006, between Wuxi Seamless Oil Pipes Company Limited and Hailong Drill Pipe (Wuxi) Co., Ltd. (incorporated by reference to Exhibit 10.23 of our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 13, 2007).
4.24	Form of Shareholder’s Loan Agreement between UMW ACE (L) Ltd. and Wuxi Seamless Oil Pipes Company Limited (incorporated by reference to Exhibit 10.24 of our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 13, 2007).
4.25	English translation of Waiver Letter dated January 25, 2007 regarding RMB 6 million issued by Wuxi Longhua Steel Pipes Company Limited in favor of Wuxi Seamless Oil Pipes Company Limited (incorporated by reference to Exhibit 10.25 of our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 13, 2007).

4.26	English translation of Commitment Letter, dated January 11, 2007, issued by Wuxi Longhua Steel Pipes Company Limited in favor of Wuxi Seamless Oil Pipes Company Limited (incorporated by reference to Exhibit 10.26 of our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 13, 2007).
4.27	English translation of an Agreement, dated November 1, 2007, between Wuxi Longhua Steel Pipes Company Limited and Wuxi Seamless Oil Pipes Company Limited (incorporated by reference to Exhibit 10.27 of our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 13, 2007).
4.28	English translation of Land Grant Contract, dated July 12, 2006, between Jiangsu Xuyi Bureau of Land and Resources and Jiangsu Fanli Steel Pipe Co., Ltd. (incorporated by reference to Exhibit 10.28 of our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 13, 2007).
4.29	English translation of Land Grant Contract, dated December 31, 2006, between Jiangsu Xuyi Bureau of Land and Resources and Jiangsu Fanli Steel Pipe Co., Ltd. (incorporated by reference to Exhibit 10.29 of our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 13, 2007).
4.30	English translation of Joint Venture Contract for the establishment of Wuxi Seamless Oil Pipes Co., Ltd., as amended on August 20, 2005, between Wuxi Huayi Investment Co., Ltd. and UMW ACE (L) Ltd. (incorporated by reference to Exhibit 10.30 of our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 13, 2007).
4.31	Agreement for Termination of the Joint Venture Contract and Articles of Association of Wuxi Seamless Oil Pipes Co., Ltd., dated August 18, 2006, between Wuxi Huayi Investment Company Limited and UMW ACE (L) Ltd. (incorporated by reference to Exhibit 10.31 of our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 13, 2007).
4.32	English translation of Purchase and Sale Contract for Industrial Goods, dated October 12, 2005, between Wuxi Seamless Oil Pipes Company Limited and Taiyuan Tongze Equipment Co., Ltd. (incorporated by reference to Exhibit 10.33 of our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 13, 2007).
4.33	English translation of form of Loan Contract between Wuxi Seamless Oil Pipes Company Limited and Agricultural Bank of China (incorporated by reference to Exhibit 10.34 of our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 13, 2007).
4.34	Registration Rights Agreement dated October 17, 2007 between the Registrant, Expert Master Holdings Limited, Mr. Piao, and Actis China Investment Holdings No.9 Limited, Evolution Master Fund Ltd. SPC, Segregated Portfolio M, CQS Convertible and Quantitative Strategies Master Fund Limited, CQS Asia Master Fund Limited and J.P. Morgan Securities Ltd. (incorporated by reference to Exhibit 10.35 of our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 13, 2007).

4.35	Investors’ Rights Agreement dated October 17, 2007 between the Registrant, Expert Master Holdings Limited, Mr. Piao, Actis China Investment Holdings No.9 Limited, Evolution Master Fund Ltd. SPC, Segregated Portfolio M, CQS Convertible and Quantitative Strategies Master Fund Limited and CQS Asia Master Fund Limited (incorporated by reference to Exhibit 10.36 of our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 13, 2007).
4.36	English translation of Wuxi Heat Insulation Tubing Co., Ltd. Shareholders Agreement, dated August 4, 2007, between Wuxi Seamless Oil Pipes Company Limited and Changlin Zhu (incorporated by reference to Exhibit 10.37 of our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 13, 2007).
4.37	English translation of Agreement for Assignment of Creditor’s Rights, dated December 10, 2005, among Wuxi Seamless Oil Pipes Company Limited, Wuxi Longhua Steel Pipes Company Limited and Tangshan Huayi Steel Co., Ltd. (incorporated by reference to Exhibit 10.38 of our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 13, 2007).
4.38	Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 of our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 13, 2007).
4.39*	English translation of Joint Venture Agreement, dated March 27, 2008 between First Space Holdings Limited and Liaoning Steel Pipe Co., Ltd.
8.1*	Subsidiaries of the Registrant.
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 13, 2007).
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Filed with this Annual Report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WSP Holdings Limited

By:	/s/ Longhua Piao
Name:	Longhua Piao
Title:	Chairman and Chief Executive Officer

Date: June 12, 2008

WSP HOLDINGS LIMITED
Report of Independent Registered Public Accounting Firm and Financial Statements
For the years ended December 31, 2005, 2006 and 2007

WSP HOLDINGS LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF WSP HOLDINGS LIMITED

We have audited the accompanying consolidated balance sheets of WSP Holdings Limited and its subsidiaries (the ‘‘Company’’) as of December 31, 2007 and 2006 and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for each of the three years ended December 31, 2007 and the related financial statement schedule. These financial statements and related financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2007 and 2006 and the results of its operations and its cash flows for each of the three years ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to such consolidated financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

As described in Note 2 to the consolidated financial statements, effective on January 1, 2007, the Company adopted the recognition and measurement methods under Financial Accounting Standards Board Interpretation No.48, ‘‘Accounting for Uncertainty in Income Taxes-An Interpretation of FASB Statement No. 109’’.

/s/ Deloitte Touche Tohmatsu CPA Ltd.
Beijing, the People’s Republic of China
June 12, 2008

WSP HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS
(In U.S. dollar thousands, except for share and share-related data)

	As of December 31, 2006	As of December 31, 2007
Assets
Current assets:
Cash and cash equivalents	$23,505	$179,973
Restricted cash	55,657	120,759
Term deposit	—	157
Accounts and bills receivable, net	56,947	137,497
Advances to suppliers	15,684	18,167
Inventories	86,562	163,246
Income taxes receivable	—	604
Prepaid expenses and other current assets	1,827	1,926
Amounts due from related parties	7,741	2,407
Deferred income tax assets	796	1,306
Total current assets	248,719	626,042
Property, plant and equipment, net	153,143	185,136
Intangible assets, net	231	187
Land use rights	8,865	9,553
Deposit for acquisition of property, plant and equipment	2,211	4,791
Deferred income tax assets, non-current	165	1,512
Total assets	$413,334	$827,221
Liabilities, minority interests and shareholders’ equity
Current liabilities:
Accounts payable	$112,806	$179,065
Advances from customers	5,169	3,377
Amounts due to related parties	9,957	2,923
Accrued expenses and other current liabilities	23,083	26,485
Income taxes payable	2,489	2,629
Borrowings—due within one year	104,967	208,356
Product warranty	108	197
Guarantee	1,280	—
Total current liabilities	259,859	423,032
Borrowings—due after one year	53,300	54,760
Deferred income tax liabilities, non-current	1,212	2,500
Unrecognized tax benefits	—	1,803
Total liabilities	314,371	482,095
Minority interests	$2,813	$4,002
Shareholders’ equity:
Share capital (Ordinary shares $0.0001 par value, 500,000,000 shares authorized, 200,000,000 shares issued and outstanding as of December 31, 2007 and 150,000,000 shares issued and outstanding as of December 31, 2006, see Note 15)	15	20
Additional paid-in capital	35,035	228,564
Statutory non-distributable reserves	8,057	20,590
Retained earnings	49,283	78,728
Accumulated other comprehensive income	3,760	13,222
Total shareholders’ equity	96,150	341,124
Total liabilities, minority interests and shareholders’ equity	$413,334	$827,221

The accompanying notes are an integral part of these consolidated financial statements.

WSP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS
(In U.S. dollar thousands, except for share and share-related data)

	Year ended
	December 31, 2005	December 31, 2006	December 31, 2007
Net revenues	$241,012	$366,501	$483,783
Cost of revenues	(198,550)	(281,106)	(357,997)
Gross profit	42,462	85,395	125,786
Selling and marketing expenses	(2,056)	(4,102)	(8,578)
General and administrative expenses	(6,356)	(9,799)	(13,591)
Other operating expenses, net	(499)	(549)	(32)
Income from operations	33,551	70,945	103,585
Other income (expenses)
Interest income	435	888	2,074
Interest expense	(2,336)	(2,623)	(12,615)
Other (expenses) income	(86)	4	212
Exchange differences	741	357	(1,898)
Income from continuing operations before provision for income taxes, earnings in equity investments, and minority interests	32,305	69,571	91,358
Provision for income taxes	(4,198)	(10,582)	(15,188)
Net income from continuing operations before earnings in equity investments and minority interests	28,107	58,989	76,170
Earnings in equity investments	266	67	—
Minority interests	47	(371)	(1,609)
Net income from continuing operations	28,420	58,685	74,561
Discontinued operations:
(Loss) income from discontinued operations, net of tax	(4,257)	572	—
Minority interests in discontinued operations	153	(339)	—
Net (loss) income on discontinued operations	(4,104)	233	—
Net income	24,316	58,918	74,561
Earnings per share
Basic	$0.27	$0.40	$0.49
Diluted	$0.27	$0.40	$0.48
Weighted average ordinary shares used in computation of earnings per share:
Basic	91,315,420	145,954,406	153,561,644
Diluted	91,315,420	145,954,406	153,738,133

The accompanying notes are an integral part of these consolidated financial statements.

WSP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
AND COMPREHENSIVE INCOME
(In U.S. dollar thousands, except for share and share-related data)

	Ordinary share		Additional paid-in capital	Statutory non- distributable reserves	Retained earnings	Accumulated other comprehensive income	Total shareholders’ equity	Comprehensive income
	Shares	Amount
Balance as of January 1, 2005	86,447,932	$9	$5,191	$711	$17,145	$—	$23,056	$—
Capital contributions	32,302,425	3	7,545	—	—	—	7,548	—
Net income	—	—	—	—	24,316	—	24,316	24,316
Statutory non-distributable reserves	—	—	—	1,642	(1,642)	—	—	—
Dividends	—	—	15,000	—	(15,000)	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	970	970	970
Balance as of December 31, 2005	118,750,357	$12	$27,736	$2,353	$24,819	$970	$55,890	$25,286
Capital contributions	31,249,643	3	7,299	—	—	—	7,302	—
Net income	—	—	—	—	58,918	—	58,918	58,918
Statutory non-distributable reserves	—	—	—	5,704	(5,704)	—	—	—
Dividends	—	—	—	—	(28,750)	—	(28,750)	—
Foreign currency translation adjustment	—	—	—	—	—	2,790	2,790	2,790
Balance as of December 31, 2006	150,000,000	$15	$35,035	$8,057	$49,283	$3,760	$96,150	$61,708
Issuance of ordinary shares, net of issuance expenses of $20,008	50,000,000	5	192,487	—	—	—	192,492	—
Amortization of deferred share-based compensation expense	—	—	1,042	—	—	—	1,042	—
Net income	—	—	—	—	74,561	—	74,561	74,561
Cumulative effect of the adoption of FIN No. 48 on January 1, 2007 (Note 2)	—	—	—	—	(83)	—	(83)	—
Statutory non-distributable reserves	—	—	—	12,533	(12,533)	—	—	—
Dividends	—	—	—	—	(32,500)	—	(32,500)	—
Foreign currency translation adjustment	—	—	—	—	—	9,462	9,462	9,462
Balance as of December 31, 2007	200,000,000	$20	$228,564	$20,590	$78,728	$13,222	$341,124	$84,023

The accompanying notes are an integral part of these consolidated financial statements.

WSP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In U.S. dollar thousands, except for share and share-related data)

	Year ended
	December 31, 2005	December 31, 2006	December 31, 2007
Cash flows from operating activities:
Net income	$24,316	$58,918	$74,561
Adjustments to reconcile net income to net cash provided by operating activities:
Minority interests in continuing operations	(47)	371	1,609
Minority interests in discontinued operations	(153)	339	—
Depreciation of property, plant and equipment	1,854	4,494	18,035
Amortization of land use rights	161	190	204
Amortization of acquired intangible assets	—	47	44
Share-based compensation	—	—	1,042
Inventory provision	65	215	926
Allowance for doubtful accounts	125	2	606
Guarantee provision, net	7	739	(1,280)
Product warranty provided	55	107	368
Loss on disposal of property and equipment	95	123	169
Loss (gain) on disposal of equity investments	86	(4)	—
Loss (gain) on disposal or dissolution of subsidiaries	2,626	121	(154)
Earnings in equity investments	(266)	(67)	—
Changes in assets and liabilities:
Accounts and bills receivable	360	(22,251)	(76,821)
Advances to suppliers	2,867	(296)	(1,401)
Amounts due from related parties	5,952	(8,427)	5,868
Inventories	(47,489)	(20,039)	(72,351)
Prepaid expenses and other current assets	(2,759)	738	75
Accounts payable	17,525	50,726	59,006
Amounts due to related parties	114	(2,677)	1,654
Advances from customers	886	1,294	(2,149)
Deferred income taxes	(328)	584	(583)
Income taxes payable	649	1,623	(39)
Income taxes receivable	—	—	(604)
Other payables and accrued expenses	84	2,996	(5,061)
Product warranty	(75)	(5)	(279)
Unrecognized tax benefits	—	—	1,720
Dividend received	54	—	—
Proceeds from disposal of trading securities	61	62	—
Purchase of trading securities	(61)	(62)	—
Net cash provided by operating activities	6,764	69,861	5,165
Cash flows from investing activities:
Increase in restricted cash	(17,754)	(20,220)	(61,261)
Increase in term deposit	—	—	(157)
Purchase of subsidiaries, net of cash and cash equivalent acquired	—	873	—
Purchase of property, plant and equipment	(62,431)	(64,835)	(38,724)
Proceeds from disposal of property, plant and equipment	77	16	—
Purchase of land use rights	(197)	(845)	(280)
Proceeds from sale of equity investments	1,824	1,274	—
Proceeds from disposal of subsidiaries	—	1,703	(1)
Net cash used in investing activities	(78,481)	(82,034)	(100,423)

WSP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS—continued
(In U.S. dollar thousands, except for share and share-related data)

	Year ended
	December 31, 2005	December 31, 2006	December 31, 2007
Cash flows from financing activities:
Contribution from investors	7,548	7,302	—
Contribution from minority investors in subsidiaries	871	1,160	—
Dividends paid	—	(19,375)	(41,875)
Proceeds from short-term loans	217,191	195,494	405,889
Proceeds from long-term loans	44,235	9,065	54,760
Repayment to related parties	(604)	(404)	—
Repayment of capital lease obligation	(108)	(13)	—
Repayment of short-term loans	(189,954)	(168,933)	(309,009)
Proceeds from issuance of ordinary shares by initial public offering, net of issuance expenses	—	—	193,639
Repayment of long-term loan	—	—	(53,300)
Net cash provided by financing activities	79,179	24,296	250,104
Effect of foreign exchange rate changes	548	907	1,622
Net increase in cash and cash equivalents	8,010	13,030	156,468
Cash and cash equivalents at beginning of the year	2,465	10,475	23,505
Cash and cash equivalents at end of the year	$10,475	$23,505	$179,973
Supplemental cash flow information:
Non-cash financing activities:
Dividends	15,000	—	—
Non-cash capital contribution from minority investor of subsidiaries	325	—	—
Acquisition of subsidiaries:
Cash consideration	—	4,366	—
Assets acquired (including cash and cash equivalent of $5,239)	—	17,809	—
Liabilities assumed	—	(11,374)	—
Minority interests	—	(2,069)	—
	—	4,366	—
Liabilities assumed in connection with acquisition of land use rights	—	4,681	701
Supplemental cash flow information:
Interest paid	3,478	6,460	12,935
Income taxes paid	3,831	8,406	14,687

The accompanying notes are an integral part of these consolidated financial statements.

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollar thousands, except for share and share-related data)

1.	ORGANIZATION AND DESCRIPTION OF BUSINESS

Introduction

WSP Holdings Limited (‘‘WSP Holdings’’) was incorporated in the Cayman Islands on November 16, 2006. WSP Holdings together with its subsidiaries (collectively ‘‘the Company’’), is a Chinese manufacturer of seamless casing, tubing and drill pipes used for oil and natural gas exploration, drilling and extraction.

The Company holds its interest in the operating subsidiaries indirectly through a wholly owned intermediate holding company, First Space Holdings Limited (‘‘FSHL’’) that is incorporated in the British Virgin Islands (‘‘BVI’’).

Substantially all of the Company’s business is conducted through a wholly owned operating subsidiary established in the People’s Republic of China (‘‘PRC’’), Wuxi Seamless Oil Pipes Company Limited (‘‘WSP China’’).

As of December 31, 2007, the Company’s subsidiaries are as follows:

Name	Date of incorporation/ acquisition	Place of incorporation	Equity interest holder	Percentage of ownership
FSHL	June 12, 2006	BVI	WSP Holdings	100%
WSP China	November 17, 1999	PRC	FSHL	100%
Jiangsu Fanli Pipe Co., Ltd. (‘‘Jiangsu Fanli’’)	April 28, 2006	PRC	WSP China	70%
WSP Industries Canada Inc.	January 16, 2007	Canada	FSHL	70%

As of December 31, 2007, WSP Holdings had the following shareholders:

Expert Master Holdings Limted (‘‘EMH’’) (controlled by Mr. Longhua Piao (‘‘Mr. Piao’’), a PRC citizen)	52.05%
UMW China Ventures (L) Ltd. (‘‘UMW Ventures’’) (controlled by UMW Holdings Berhad (‘‘UMW’’), a company incorporated in Malaysia)	22.95%
Public shares	25.00%

In December 2007, the Company completed an initial public offering (‘‘IPO’’) of 25,000,000 American depositary shares (‘‘ADSs’’) representing 50,000,000 of the Company’s ordinary shares in the New York Stock Exchange in the United States of America.

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued
(In U.S. dollar thousands, except for share and share-related data)

1.	ORGANIZATION AND DESCRIPTION OF BUSINESS—continued

History of WSP China

WSP China was established in the PRC on November 17, 1999. At the time of its incorporation, WSP China was owned 50% by Daqing City Zhong Bang Jing Mao Company Limited (‘‘DQ’’), a company controlled by Mr. Piao, 25% by Jiangsu Xi Gang Group Company Limited (‘‘JSXG’’) and 25% by Mr. Li Chang He, a Filipino merchant. Both JSXG and Mr. Li Chang He were third parties not related to Mr. Piao.

On March 27, 2003, DQ sold its 50% equity interests in WSP China to Wuxi Huayi Investment Company Limited (‘‘Wuxi Huayi’’), a company controlled by Mr. Piao. In addition, JSXG transferred its 25% equity interests in WSP China to Wuxi Longhua Steel Pipes Company Limited (‘‘WXLH’’), a company also controlled by Mr. Piao.

On July 17, 2003, Mr. Li Chang He transferred his 25% equity interests in WSP China to King Partner Limited (‘‘KPL’’), an unrelated party to Mr. Piao. In addition, Wuxi Huayi transferred its 5% equity interests in WSP China to Wuxi Hi-Tech Risk Investment Joint Stock Company Limited (‘‘WXHT’’), an unrelated party to Mr. Piao, and 1% equity interest in WSP China to Wuxi Quanhua Material Co., Ltd. (‘‘WXQH’’), a company controlled by Mr. Piao’s brother.

On October 14, 2004, UMW ACE (L) Ltd. (‘‘UMW ACE’’), a company incorporated in Malaysia and a subsidiary of UMW, WXLH, KPL, WXQH and WSP China entered into a master agreement, pursuant to which UMW ACE agreed to acquire an aggregate of 51% equity interest in WSP China from WXLH, KPL and WXQH. Pursuant to the agreement, WXLH, KPL, WXQH and Mr. Piao gave UMW ACE an irrevocable and unconditional profit guarantee for a stipulated audited profit after tax per annum of WSP China for each of the three fiscal years ended December 31, 2006.

On November 5, 2004, pursuant to the master agreement, UMW ACE entered into three equity interest transfer agreements whereby UMW ACE acquired 25%, 25% and 1% equity interest in WSP China from WXLH, KPL and WXQH, respectively. The transfers were completed on November 11, 2004, on which date the necessary government approvals were received. Shortly thereafter,Wuxi Huayi acquired the 5% equity interest held by WXHT.

As a result, the equity interests of WSP China were held 51% and 49% by UMW ACE and Wuxi Huayi, respectively.

The various changes in ownership interests set out above have been accounted for as transactions among shareholders with no push down of the investors’ basis into the financial statements of WSP China because the Company concluded that at the time of the November 2004 transaction Mr Piao and UMW ACE were not a collaborative group for the purposes of Emerging Issues Task Force Topic D-97, ‘‘Push Down Accounting’’. Therefore the various changes in ownership interest had no effect on the financial statements of WSP China.

The 2006 recapitalization

On December 1, 2006, the Company became the ultimate parent company of WSP China in a series of related and anticipated transactions involving the two continuing ultimate shareholders, Mr. Piao and UMW. Prior to the following series of transactions:

•	Mr. Piao held a 49% indirect interest in WSP China through Wuxi Huayi, an entity controlled by Mr. Piao;

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued
(In U.S. dollar thousands, except for share and share-related data)

1.	ORGANIZATION AND DESCRIPTION OF BUSINESS—continued

•	UMW held a 26% indirect interest in WSP China through its 100% ownership of UMW Petropipe that held a 51% interest in UMW ACE, which in turn held a 51% interest in WSP China;

•	ACE Technologies Ltd. held a 4.6% indirect interest in WSP China through its 9% interest in UMW ACE; and

•	Hailong International (L) Ltd. (‘‘Hailong’’) held a 20.4% effective interest in WSP China interest through its 40% interest in UMW ACE.

The consequence of the following series of transactions was that:

•	UMW increased its indirect interest from 26% to 30.6% by acquiring the 9% interest in UMW ACE held by ACE Technologies Ltd.;

•	ACE Technologies Ltd. ceased to have any direct or indirect interest in WSP China or UMW ACE;

•	Mr. Piao increased his indirect interest in WSP China from 49% to 69.4% by paying $9,470 to UMW ACE, through the FSHL, which in turn applied the $9,470 to the benefit of Hailong in exchange for its 20.4% indirect interest in WSP China;

•	UMW ACE ceased to have direct or indirect interest in WSP China and Hailong, which was a shareholder of UWM ACE, ceased to have any indirect interest in WSP China; and

•	UMW’s indirect interest in WSP China is now held through UMW Ventures, an indirect wholly-owned subsidiary of UMW.

The 2006 transactions resulted in continuity of ownership by Mr. Piao and UMW and continuity of management of WSP China. The Company also noted that Mr. Piao was the former controlling shareholder of WSP China prior to the sale of an ownership interest to UMW ACE in November 2004. Because the same shareholder group had effective control of the combined entities before and after the transaction, the combination has been accounted for as if WSP China, rather than FSHL, was the accounting acquirer under paragraph 17 of Statement of Financial Accounting Standard (‘‘SFAS’’) No. 141, ‘‘Business Combination’’, and therefore was accounted for as a recapitalization of WSP China with no step up in basis.

The historical financial statements of the Company have therefore been presented as if the Company had owned WSP China for all periods presented with no change in basis for either the Company or WSP China.

The following series of related and anticipated transactions took place between June 12, 2006 and December 1, 2006 by which Mr. Piao, through his controlling ownership interest in EMH, became the indirect controlling shareholder of WSP China.

1.	On June 12, 2006, FSHL was incorporated as a shell company in the BVI with one unpaid share.

2.	On or prior to August 18, 2006, EMH and UMW Ventures subscribed for an aggregate of 50,000 shares at $1 per share in FSHL and consequently FSHL was owned 69.4% and 30.6% by EMH and UMW Ventures, respectively. EMH is wholly owned by Mr. Piao and UMW Ventures is an indirect wholly owned subsidiary of UMW. FSHL was a newly formed entity that was intended to be used by the relevant parties as a vehicle to acquire their ownership interests in WSP China.

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued
(In U.S. dollar thousands, except for share and share-related data)

1.	ORGANIZATION AND DESCRIPTION OF BUSINESS—continued

3.	On August 18, 2006, UMW Petropipe increased its holding in UMW ACE to 60% from 51% by acquiring an additional 9% interest in UMW ACE from ACE Technologies Ltd. Following that transaction, there were two shareholders in UMW ACE: UMW Petropipe (wholly owned by UMW) holding 60% and Hailong holding 40%. As a result, UMW held 30.6% indirect interest in WSP China.

4.	On August 18, 2006, Wuxi Huayi (controlled by Mr. Piao) and UMW ACE agreed to transfer their 49% and 51% equity interests in WSP China to FSHL for $22,747 and $23,675, respectively. The share transfers were effected on August 25, 2006 and the relevant parties agreed that the payment of consideration would occur within three months from the date WSP China receives a new business license evidencing the transfers. The amounts of $22,747 and $23,675, or $46,422 in aggregate, were determined based on the $9,470 that Mr. Piao had agreed to pay UMW ACE for the increase in his effective economic interest of 20.4%. However, as described below, the parties intended that these amounts would be subsequently capitalized as contributed capital and that the only substantive monetary consideration involved in the transaction was the payment of $9,470 by EMH, through FSHL acting as a conduit, to UMW ACE.

5.	On September 16, 2006, EMH signed a declaration of trust in favor of UMW Ventures pursuant to which EMH agreed to hold 20.4% out of its 69.4% interest in FSHL on trust for UMW Ventures for a period until UMW ACE received the consideration for its transfer of 51% interest in WSP China to FSHL. Pursuant to the trust, UMW Venture could direct EMH in writing on the vote as to 20.4% of equity interest in WSP China, and in the absence of such direction, voting was at the discretion of EMH. The trust was terminated on December 1, 2006 upon the payments to UMW ACE pursuant to the terms of the trust. As a result, EMH did not gain voting control of WSP China until December 1, 2006.

6.	On November 16, 2006, WSP Holdings was incorporated in the Cayman Islands and was owned 69.4% and 30.6% by EMH and UMW Ventures, respectively. WSP Holdings was established to ultimately hold the businesses of the group.

7.	On December 1, 2006, EMH provided an interest-free term loan of $32,217 to FSHL to finance its payment of the consideration in relation to its acquisition of the 69.4% equity interest in WSP China. Of this amount, $22,747 was paid to Wuxi Huayi in respect of its 49% interest in WSP China that was indirectly controlled by Mr. Piao, and therefore the $22,747 was effectively returned to Mr. Paio, and $9,470 was paid to UMW ACE through FSHL in respect of the increase of 20.4% in Mr. Piao’s indirect ownership in WSP China. FSHL was a conduit through which Mr. Piao increased his ownership by 20.4%.

8.	FSHL then issued a promissory note to UMW ACE in the principal amount of $14,205 as the consideration for acquiring 30.6% equity interest it held in WSP China. This amount equaled the $23,675 related to the existing 51% interest of UMW ACE less $9,470 related to the acquisition by EMH of the 20.4% indirect interest held by Hailong. The promissory note was used because it can be easily assigned and the underlying loan can be subsequently capitalized.

9.	UMW ACE assigned the promissory note for $14,205 to UMW Ventures on the same day.

10.	FSHL capitalized the amounts it owed to EMH ($32,217) and UMW Ventures ($14,205) under the interest-free term loan and the promissory note by issuing 1,000 shares to EMH and UMW Ventures, in the proportion of 69.4% and 30.6%, respectively.

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued
(In U.S. dollar thousands, except for share and share-related data)

1.	ORGANIZATION AND DESCRIPTION OF BUSINESS—continued

11.	On December 1, 2006, WSP Holdings acquired from EMH and UMW Ventures their shares in FSHL by way of share exchange in which WSP Holdings issued 2,000 shares to EMH and UMW Ventures in proportion to their ownership interests in FSHL. Upon completion of the share exchange, WSP Holdings became the holding company of the group and EMH and UMW Ventures owned 69.4% and 30.6%, respectively, of the equity interests in WSP Holdings.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation and principles of consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (‘‘U.S. GAAP’’).

All intercompany accounts and transactions have been eliminated. The results of subsidiaries acquired or disposed of during the respective periods are included in the consolidated statements of operations from the effective date of acquisition or up to the effective date of disposal, as appropriate. The portion of the income applicable to non controlling interests in subsidiary undertakings is reflected in the consolidated statements of operations.

(b)	Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenue and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the Company’s consolidated financial statements include allowance for doubtful accounts, the useful lives and impairment for property, plant and equipment and acquired intangible assets, inventory provision, provision for product warranty, provision for income tax, fair value of estimated loss undertaken for guarantee provided to outsiders and share-based payments. Actual results could differ from those estimates.

(c)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid short-term deposits which are unrestricted as to withdrawal and use, and which have maturities of three months or less when purchased.

(d)	Accounts receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. Amounts collected on trade accounts receivable are included in net cash from operating activities in the consolidated statements of cash flows. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. Management considers the following factors when determining the collectibility of specific customer accounts; customer credit-worthiness, past transaction history with the customer, and current economic industry trends.

The Company has an asset securitization program with certain financial institutions to sell, with recourse, certain eligible trade receivables up to pre-determined limits. As receivables pledged to the financial institutions are collected, the Company may pledge additional receivables up to the pre-determined facility limits. Gross receivables pledged to the financial institutions amounted to $15,930, $11,681 and nil in 2005, 2006 and 2007, respectively. The transaction does not qualify as a sale under the terms of SFAS No. 140 ‘‘Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.’’ There were nil account balances of uncollected receivable pledged to the financial institutions as of December 31, 2006 and 2007.

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued
(In U.S. dollar thousands, except for share and share-related data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

(e)	Inventories

Inventories are stated at the lower of cost or market value. Cost is determined by the weighted average method. Write-downs of potentially obsolete or slow-moving inventories are recorded based on the management’s specific analysis of future sales forecasts and economic conditions.

(f)	Trading securities

The Company’s short-term investments comprise equity and debt securities, all of which are classified as trading securities and are carried at their fair value based on the quoted market prices of the securities. There are no such securities as of December 31, 2006 and December 31, 2007. Net realized and unrealized gains and losses on trading securities are included in net earnings. For the purpose of determining realized gains and losses, the cost of securities sold is based on specific identification.

(g)	Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated depreciation. Assets under construction are not depreciated until construction is completed and the assets are ready for their intended use. Gains and losses from the disposal of property, plant and equipment are included in income from operations. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets. Estimated useful lives of property, plant and equipment are as follows:

Buildings	20 years
Equipment, furniture and fixtures	5 years
Plant and machinery	10 years
Motor vehicles	5 years
Computer equipment and software	3 years

(h)	Land use rights

All land in the PRC is owned by the PRC government. The government in the PRC, according to the relevant PRC law, may sell the right to use the land for a specified period of time. Thus, all of the Company’s land purchases in the PRC are considered to be leasehold land and are stated at cost less accumulated amortization and any recognized impairment loss. Amortization is provided over the term of the land use right agreement on a straight-line basis.

(i)	Intangible assets

Intangible assets are initially measured based on their cost less accumulated amortization. Amortization is calculated on a straight-line basis over their expected useful economic lives. Expected useful economic lives of acquired intangible assets are as follows:

Customer relationship	6 years
Backlog	Within 1 year

(j)	Impairment of long-lived assets

The Company reviews its long lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the fair value of the assets.

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued
(In U.S. dollar thousands, except for share and share-related data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

(k)	Long-term investments

Investee companies over which the Company has the ability to exercise significant influence, but does not have a controlling interest is accounted for using the equity method. Significant influence is generally considered to exist when the Company has an ownership interest in the voting stock of the investee of between 20% and 50%, and other factors, such as representation on the investee’s Board of Directors, voting rights and the impact of commercial arrangements, are considered in determining whether the equity method of accounting is appropriate. The Company’s share of earnings of equity affiliate is included in the accompanying consolidated statements of operations below provision for income taxes.

(l)	Revenue recognition

The Company’s principal sources of revenues are the sales of specialized oil pipes. The Company recognizes revenue when (1) there is persuasive evidence of an arrangement with the customer, (2) product is shipped and title has passed, and the Company has no significant future performance obligation, (3) the amount due from the customer is fixed or determinable, and (4) collectibility is reasonably assured. There is no significant customer acceptance process. The Company assesses whether the amount due from the customer is fixed or determinable based on the terms of the agreement with the customer, including, but are not limited to, the payment terms associated with the transaction. The Company assesses collection based on a number of factors, including past transaction history with the customer and creditworthiness of the customer.

The Company presents revenue net of applicable local government levies. Local government levies totaled $41, $112 and $299, for each of the three years ended December 31, 2007.

(m)	Shipping and handling costs

Shipping and handling costs are included in cost of revenues and amounted to $8,381 $15,484 and $20,504, for each of the three years ended December 31, 2007.

(n)	Government grants

Government grants include cash subsidies as well as subsidies received from the PRC government by the operating subsidiaries of the Company. Such subsidies are generally provided in relation to the incentives from the local government to encourage the expansion of local business. Government grants are recognized when received and all the conditions specified in the grant have been met. Government grant recognized as other operating income were nil, $67 and $759 for each of the three years ended December 31, 2007. Capital grants received in advance in connection with the acquisition of equipment are recorded in other current liabilities and then offset against the cost of the related equipment upon acquisition.

(o)	Research and development costs

Research and development costs are incurred in the development of the new products and processes, including significant improvements and refinements to existing products. All research and development costs are expensed as incurred. There are no significant research and development costs.

(p)	Product warranty

The Company provides a warranty to customers that its products will meet the stated functionality as agreed to in each sales arrangement. The Company provides for the estimated warranty costs under these guarantees based upon historical experience and management’s estimate of the level of future claims.

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued
(In U.S. dollar thousands, except for share and share-related data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

(q)	Retirement and other post-retirement benefits

Contributions to retirement schemes, which are defined contribution plans, are charged to expense as and when the related employee service is provided.

(r)	Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the lease period.

(s)	Income taxes

Deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements, net operating loss carry forwards and credits, by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

In July 2006, the Financial Accounting Standards Board (‘‘FASB’’) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No.109 (FIN No. 48), which clarifies the accounting and disclosure for uncertainty in tax positions, as defined in that statement. FIN No. 48 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures.

The Company adopted the provisions of FIN No. 48 effective January 1, 2007. Based on its FIN No. 48 analysis documentation, the Company has made its assessment of the level of tax authority for each tax position (including the potential application of interest and penalties) based on the technical merits, and has measured the unrecognized tax benefits associated with the tax positions. The adoption of FIN No. 48 has reduced the retained earnings as of January 1, 2007, by $83, including interest and penalties, with a corresponding increase in the liability for uncertain tax positions.

(t)	Foreign currency translation

The Company has chosen United States dollar (‘‘$’’) as its reporting currency. Balance sheet accounts are translated using the exchange rates in effect at the balance sheet date. Transactions in currencies other than the United States dollar are translated using the average exchange rate prevailing in the period when transactions occurred. Translation adjustments are reported as cumulative transition adjustments and are shown as a separate component of other comprehensive income in the accompanying consolidated statements of shareholders’ equity and comprehensive income.

The functional currency of WSP Holdings and FSHL is United States dollar, the functional currency of WSP Industries is Canadian dollar, while the functional currency of the Company’s major operating subsidiaries is Renminbi. Monetary assets and liabilities denominated in other currencies are translated into the applicable functional currencies at the rates of exchange in effect at the balance sheet date. Nonmonetary assets and liabilities are remeasured into the applicable functional currencies at historical exchange rates and transactions dominated in other currencies are converted at the applicable rates of exchange prevailing when the transactions occurred. Exchange gains and losses are recognized in the consolidated statements of operations.

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued
(In U.S. dollar thousands, except for share and share-related data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

(u)	Foreign currency risk

The Renminbi is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of Renminbi into other currencies. The value of the Renminbi is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The cash and cash equivalents of the Company included aggregate amounts of $909 at December 31, 2006 and $174,427 at December 31, 2007, which were denominated in United States dollar.

(v)	Concentration of credit risks

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts and bills receivable. The Company places its cash and cash equivalents with financial institutions with high-credit ratings and quality. The Company does not require collateral or other security to support financial instruments subject to credit risks. The Company establishes an allowance for doubtful accounts primarily based upon the age of receivables and factors surrounding the credit risk of specific customers.

Net revenues from customers accounting for 10% or more of total net revenues are as follows:

	Year ended
Customer	December 31, 2005	December 31, 2006	December 31, 2007
	%	%	%
A	34	25	22
C	10	N/A	N/A
D	N/A	N/A	10
E	N/A	N/A	16
Total	44	25	48

Net accounts receivable from customers accounting for 10% or more of total net accounts receivable are as follows:

Customer	As of December 31, 2006	As of December 31, 2007
	%	%
A	13	16
D	N/A	26
E	21	16
F	10	N/A
G	10	N/A
Total	54	58

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued
(In U.S. dollar thousands, except for share and share-related data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

(w)	Fair value of financial instruments

Financial instruments include cash and cash equivalents, term deposits, accounts and bills receivable, amounts due from related parties, advances and other receivables, accounts payable, amounts due to related parties and borrowings. The carrying amounts of cash and cash equivalents, accounts receivable, accounts and bills payable, amounts due from related parties, and amounts due to related parties approximate their fair value due to the short term maturities of these instruments. Borrowings bear interests which reflect the market rate and their carrying amount approximates their fair value.

(x)	Comprehensive income

Comprehensive income includes net income and foreign currency translation adjustments. Comprehensive income is reported in the consolidated statements of shareholders’ equity and comprehensive income.

(y)	Stock-based compensation

The Company adopted the fair value recognition provisions of SFAS No. 123 (revised 2004), ‘‘Share-Based Payment’’ (‘‘SFAS 123(R)’’), for its stock-based compensation plan adopted in 2007. Stock-based compensation expense recognized based on grant-date fair vale estimated in accordance with the provisions of SFAS 123(R). The Company recognizes the compensation costs net of a forfeiture rate on a straight-line basis over the requisite service period of the award with a corresponding impact reflected in additional paid-in capital. The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of stock compensation expense to be recognized in future periods.

(z)	Earnings per share

Basic earnings per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised into ordinary shares. Ordinary share equivalents are excluded from the computation of the diluted net income per share in periods when their effect would be antidilutive.

(aa)	Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The management assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed.

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued
(In U.S. dollar thousands, except for share and share-related data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

(bb)	Recently issued accounting pronouncements

In September 2006, the FASB issued SFAS No.157, ‘‘Fair Value measurements’’, which defines fair value, establishes a framework for measuring fair value in U.S. GAAP, and expands disclosures about fair value measurement. SFAS No.157 does not require any new fair value measurements, but provide guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. In February 2008, the FASB issued FASB Staff Position (‘‘FSP’’) Financial Accounting Standard (‘‘FAS’’) 157-1, ‘‘Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13’’ and FSP FAS 157-2, ‘‘Effective Date of FASB Statement No. 157’’. These FSPs (1) defer the effective date in SFAS No. 157 for one year for certain non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), (2) exclude certain leasing transactions accounted for under SFAS No. 13, ‘‘Accounting for Leases’’, from the scope of Statement 157, and (3) include several specific examples of items eligible or not eligible for the one-year deferral. The provisions of SFAS No. 157 are effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. FSP FAS 157-1 is effective upon the initial adoption of SFAS No. 157. FSP FAS 157-2 defers the effective date of certain provisions of SFAS No. 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within the scope of the FSP. The Company does not expect the adoption of SFAS No.157 to have a material impact on its financial statements.

In February 2007, the FASB issued SFAS No. 159, ‘‘The Fair Value Option for Financial Assets and Financial Liabilities, Including an amendment of FASB Statement No. 115.’’ SFAS No. 159 provides companies with an irrevocable option to report selected financial assets and liabilities at fair value. SFAS No. 159 requires companies to provide additional information that will help investors and other users of financial statements to more easily understand the effect of the company’s choice to use fair value on its earnings. It also requires entities to display the fair value of those assets and liabilities for which the company has chosen to use fair value on the face of the balance sheet. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of SAS No.157. The Company does not expect the adoption of SFAS No. 159 to have a material effect on its consolidated financial statements.

In December 2007, the FASB issued SFAS 141R, ‘‘Business Combination’’, to improve reporting by creating greater consistency in the accounting and financial reporting of business combinations. The standard requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after the first annual reporting period beginning on or after December 15, 2008. Early adoption is prohibited. The Company has not yet begun the process of assessing the potential impact the adoption of SFAS No. 141R may have on its consolidated financial position or results of operations.

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued
(In U.S. dollar thousands, except for share and share-related data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

(bb)	Recently issued accounting pronouncements—continued

In December 2007, the FASB issued SFAS No. 160, ‘‘Non-controlling Interests in Consolidated Financial Statements’’ to improve the relevance, comparability, and transparency of financial information provided to investors by requiring all entities to report non-controlling (minority) interests in subsidiaries in the same way as required in the consolidated financial statements. Moreover, SFAS 160 eliminates the diversity that currently exists in accounting for transactions between an entity and non-controlling interests by requiring they be treated as equity transactions. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. The Company has not yet begun the process of assessing the potential impact the adoption of SFAS 160 may have on its consolidated financial position or results of operations.

3.	ACQUISITION OF JIANGSU FANLI

On April 28, 2006, WSP China acquired a 70% equity interest of Jiangsu Fanli by way of injection of additional capital of $4,366 in cash. The acquisition was recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities were recorded at their fair market value at the date of acquisition. The purchase price was allocated as follows:

Tangible assets acquired (including cash and cash equivalents of $5,239)	$17,549
Intangible assets:
Customer relationship	259
Backlog	1
Sub-total	260
Liabilities assumed (including deferred income tax liabilities of $42)	(11,374)
Minority interests	(2,069)
Total	$4,366

The tangible and intangible assets valuation for the acquisition described above was based on a valuation analysis provided by American Appraisal China Limited, a third party valuation firm. The valuation analysis utilizes and considers generally accepted valuation methodologies such as the income, market and cost approach. The Company has incorporated certain assumptions which include projected cash flows and replacement costs.

Pro forma

The following supplemental unaudited pro forma results of operations for the years ended December 31, 2005 and 2006 presented the acquisition as if it had occurred on January 1, 2005 and 2006. The unaudited pro forma results include estimates and assumptions regarding amortization of acquired intangible assets which the Company believes are reasonable. However, pro forma results are not necessarily indicative of the results that would have occurred if the acquisition had occurred on the date indicated, or that may result in the future:

	Year ended December 31,
	2005	2006
	(unaudited)	(unaudited)
Net revenues	$245,206	$369,129
Net income	$24,264	$58,958
Basic and diluted earnings per share	$0.27	$0.40

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued
(In U.S. dollar thousands, except for share and share-related data)

4.	RESTRICTED CASH

Restricted cash mainly represents bank deposits used to pledge the bills payable. The cash in such accounts is normally restricted for use over three months.

5.	ACCOUNTS AND BILLS RECEIVABLE, NET

Accounts receivable, net, consist of the following:

	As of December 31, 2006	As of December 31, 2007
Accounts receivable	$49,581	$128,213
Less: allowance for doubtful accounts	(537)	(142)
	49,044	128,071
Bills receivable	—	55
Bills receivable endorsed to suppliers with recourse	7,903	9,371
	7,903	9,426
	$56,947	$137,497

Movement of allowance for doubtful accounts is as follows:

	Balance at beginning of the year	Charged to expense	Written-off	Reversed back	Balance at end of the year
2006	$937	$2	$(402)	$—	$537
2007	$537	$606	$(875)	$(126)	$142

All bills receivable are derived from the sale under the normal course of operation. No allowance was provided against bills receivable secured by issuing banks.

6.	INVENTORIES

Inventories consist of the following:

	As of December 31, 2006	As of December 31, 2007
Raw materials	$51,226	$86,914
Work in progress	10,411	19,390
Finished goods	25,061	57,868
	86,698	164,172
Less: write-down of inventory value	(136)	(926)
	$86,562	$163,246

The raw materials and finished goods held by the third parties are $4,874 and $2,560 as of December 31, 2006, respectively. The raw materials and finished goods held by the third parties are $3,320 and $5,208 as of December 31, 2007, respectively.

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued
(In U.S. dollar thousands, except for share and share-related data)

6.	INVENTORIES—continued

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

Movement of inventory provision is as follows:

	Balance at beginning of the year	Charged to expense	Written-off	Balance at end of the year
2006	$65	$215	$(144)	$136
2007	$136	$926	$(136)	$926

7.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	As of December 31, 2006	As of December 31, 2007
Value-added taxes refundable	$1,268	$822
Advances to staff	53	214
Other current assets	506	890
	$1,827	$1,926

8.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consist of the following:

	As of December 31, 2006	As of December 31, 2007
Construction in progress	$12,750	$13,774
Buildings	40,305	46,747
Equipment, furniture and fixtures	3,153	5,027
Plant and machinery	104,666	143,511
Motor vehicles	2,580	3,531
Computer equipment and software	386	1,278
	163,840	213,868
Less: accumulated depreciation	(10,697)	(28,732)
	$153,143	$185,136

For each of the three years ended December 31, 2007, depreciation expense was $1,854, $4,494, $18,035, respectively.

The Company is in the process of obtaining the title deeds of land and buildings at carrying amount of $245 as of December 31, 2007.

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued
(In U.S. dollar thousands, except for share and share-related data)

8.	PROPERTY, PLANT AND EQUIPMENT, NET—continued

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

The carrying amount of property, plant and equipment pledged by the Company to secure banking facilities granted to the subsidiaries at respective balance sheet dates is as follows:

	As of December 31, 2006	As of December 31, 2007
Construction in progress	$1,497	$—
Buildings	25,010	4,532
Plant and machinery	4,877	7,416
Equipment, furniture and fixtures	603	—
	$31,987	$11,948

9.	INTANGIBLE ASSETS, NET

Intangible assets, net consist of the following:

	As of December 31, 2006	As of December 31, 2007
Costs:
Customer relationship	$259	$259
Backlog	1	1
	260	260
Accumulated amortization:
Customer relationship	(28)	(72)
Backlog	(1)	(1)
	(29)	(73)
	$231	$187

For each of the three years ended December 31, 2007, amortization expense was nil, $47 and $44, respectively.

10.	LAND USE RIGHTS

The amount represents the land use rights situated in the PRC for a period of 50 years.

For each of the three years ended December 31, 2007, amortization expense was $161, $190 and $204, respectively. The Company expects to record amortization expense of $207, $207, $207, $207, $207 and $8,518 for 2008, 2009, 2010, 2011, 2012 and 2013 and thereafter, respectively.

At each balance sheet date, certain land use rights were pledged to secure banking facilities granted to the subsidiaries. The carrying amount of land use rights pledged at respective balance sheet dates is as follows:

	As of December 31, 2006	As of December 31, 2007
Land use rights	$8,510	$1,358

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued
(In U.S. dollar thousands, except for share and share-related data)

11.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	As of December 31, 2006	As of December 31, 2007
Payable for acquisition of property, plant and equipment	$17,788	$18,262
Payable for share issuance expenses in connection with IPO	—	1,147
Accrued salary and welfare	1,275	2,154
Other taxes payable	365	153
Interest accrued	231	538
Others	3,424	4,231
	$23,083	$26,485

12.	BORROWINGS

	As of December 31, 2006	As of December 31, 2007
Short-term bank loans	$104,967	$186,452
Loans received in connection with bills receivable discounted with recourse	—	21,904
Long-term loans from UMW ACE, a related party	53,300	—
Long-term bank loans	—	54,760
	158,267	263,116
Less: amount due for settlement within 12 months (shown under current liabilities)	(104,967)	(208,356)
Amount due for settlement after 12 months	$53,300	$54,760

Loan type	As of December 31, 2006	As of December 31, 2007
Secured Loans	$59,966	$6,845
Loans guaranteed by companies controlled by Mr. Piao	3,131	—
Loans guaranteed by third parties	31,113	—
Unsecured Loans	64,057	256,271
	$158,267	$263,116

Short-term bank loans

The Company’s bank loans bear interest rates ranging from 4.5% to 7.0% per annum.

Loans received in connection with bills receivable discounted with recourse

The Company received loans from the banks and assigned certain bills receivables to the banks with recourse. The maturities of those loans are normally under 1 year.

Long-term loans from UMW ACE

The Company entered in several long-term loan agreements with UMW ACE, a related party, in order to facilitate its business expansion. According to the terms of the agreements, it was mutually agreed to use Singapore Interbank Offered Rate plus 2% per annum as the interest rate for the loans. The Company repaid the long-term loans from UMW ACE in 2007.

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued
(In U.S. dollar thousands, except for share and share-related data)

12.	BORROWINGS—continued

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

Long-term bank loans

The Company entered in several long-term loan agreements with Agricultural Bank of China of an aggregated amount of $54,760 to re-finance part of the long-term loans from UMW ACE, and to facilitate its business expansion. The long-term loans are unsecured and repayable in June 2009, and bear a floating interest rate at the benchmark interest rate for loans of the same maturity announced by the People’s Bank of China less 10% per annum, which initially was 6.075% per annum.

For each of the three years ended December 31, 2007, interest cost capitalized was $1,388, $3,753 and $627, respectively.

13.	PRODUCT WARRANTY

The Company sells the majority of its products to customers along with unconditional repair or replacement warranties for a 12 month period from the date of purchase. The Company determines its estimated liability for warranty claims based on the Company’s experience of the amount of claims actually made. It is reasonably possible that the Company’s estimate of the accrued product warranty claims will change in the near term. Estimated costs for product warranties are recognized at the time revenue is recognized.

The following is a reconciliation of the changes in the Company’s aggregate product warranty liability:

	Year ended
	December 31, 2005	December 31, 2006	December 31, 2007
Beginning balance	$26	$6	$108
Warranty provided	55	107	368
Warranty costs incurred	(75)	(5)	(279)
Ending balance	$6	$108	$197

14.	GUARANTEE

The Company has entered into agreements that contain features which meet the definition of a guarantee under FIN No. 45 ‘‘Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of others.’’ Under FIN No. 45, a guarantor is required, with certain exceptions, to recognize at the inception of a guarantee, a liability for the fair value of the obligations it has undertaken in issuing the guarantee.

From time to time, the Company guarantees the debt of certain enterprises. These debt agreements require the Company to make debt payments throughout the term of the related debt instrument if the customer or the related party fails to make scheduled debt payments. The Company through its subsidiaries, made guarantees to commercial banks for various parties continually during the periods presented, including guarantees for short-term loans from commercial banks with maturity period of 3 months to 1 year. Guaranteed parties include the Company’s related parties, vendors, processors, and other unrelated parties, who have no trading relationship with the Company. The guaranteed balances of outstanding debt arrangements were $46,269 and nil as of December 31, 2006 and 2007, respectively.

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued
(In U.S. dollar thousands, except for share and share-related data)

14.	GUARANTEE—continued

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

The movement of the guarantee provided is as follows:

	Year ended
	December 31, 2005	December 31, 2006	December 31, 2007
Beginning balance	$534	$541	$1,280
Provided	541	1,329	1,358
Released at expiration or settlement	(534)	(590)	(2,638)
Ending balance	$541	$1,280	$—

The Company was involved in a lawsuit brought by the Bank of Communications, due to a $1,182 guarantee the Company provided for a bank loan made by Bank of Communications to Huayuan Jiangsu. The Company settled the lawsuit in August 2007 and paid on behalf of Huayuan Jiangsu $1,182 plus an interest of $176, for which the Company has made a provision during 2007.

15.	CAPITAL STRUCTURE

WSP Holdings has one class of ordinary shares.

On November 16, 2006, WSP Holdings issued 1,000 shares for par value of HK$0.01 on incorporation. On December 1, 2006, in connection with a legal reorganization, WSP Holdings issued 1,000 shares on a pro-rata basis to the shareholders of WSP Holdings. The Company has accounted for the issuance of shares in connection with this reorganization as a legal reorganization of entities under common control in a manner similar to the pooling-of-interests.

On August 23, 2007, WSP Holdings increased its authorized share capital by 500,000,000 ordinary shares of a par value of $0.0001 each, issued 150,000,000 shares to shareholders. On the same day, WSP Holdings repurchased 2,000 existing issued shares of HK$0.01 each from shareholders, and then cancelled the authorized but unissued share capital of 38,000,000 shares of HK$0.01 each.

Share and earnings per share data for all periods presented prior to the change in capital structure have been retrospectively restated as if the change in capital structure and resulting ordinary shares had historically been authorized, issued and outstanding in the periods of WSP Holdings presented.

In connection with the IPO of the Company’s ADSs on December 6, 2007, WSP Holdings issued 50,000,000 ordinary shares with a par value of $0.0001 each.

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued
(In U.S. dollar thousands, except for share and share-related data)

16.	SEGMENTAL AND GEOGRAPHIC INFORMATION AND REVENUE ANALYSIS

The Company operates in a single operating segment that includes the manufacture and distribution of oil pipes and related products. The Company’s chief operating decision maker is the Chief Executive Officer. The following tables summarize the Company’s revenues from continuing operations in different geographic locations:

Continuing operations	Year ended
	December 31, 2005	December 31, 2006	December 31, 2007
Revenues
PRC	$141,655	$179,989	$205,072
Elsewhere in Asia
Malaysia	17,689	47,086	10,517
Korea	25,444	7,359	14,318
Singapore	5,516	12,017	29,574
Others	7,981	25,739	70,662
Subtotal	56,630	92,201	125,071
North America
Canada	12,756	15,160	1,320
United States of America	17,759	55,683	109,842
Subtotal	30,515	70,843	111,162
Others	12,212	23,468	42,478
Total	$241,012	$366,501	$483,783

All of the Company’s long-lived assets are located in the PRC.

The net revenues consist of the following products:

	Year ended
	December 31, 2005	December 31, 2006	December 31, 2007
API products	$194,858	$299,158	$288,607
Non-API products	15,465	41,311	152,386
Other products	30,689	26,032	42,790
Total	$241,012	$366,501	$483,783

Note:	API means the primary international standards for manufacturing Oil Country Tubular Goods (‘‘OCTG’’) including casing, tubing, drilling pipes and line pipes, established by the American Petroleum Institute. API products are defined as standard products. Non-API products are defined as non-standard products with unique qualifications which are developed to meet special needs, such as improved strength, higher corrosion resistance, improved sealing and premium connectors, among others. Non-API products may include premium connections and/or high chromium and high nickel bearing products.

Others include green pipes which are semi-finished pipes that can be further processed into end-products.

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued
(In U.S. dollar thousands, except for share and share-related data)

17.	OTHER (EXPENSES) INCOME

	Year ended
	December 31, 2005	December 31, 2006	December 31, 2007
Reimbursement from depository bank	$—	$—	$58
Gain/Loss on disposal of equity investments	(86)	4	—
Disposal of subsidiary	—	—	154
Total	$(86)	$4	$212

18.	DISPOSAL OF SUBSIDIARY

On August 4, 2007, the Company signed an agreement to sell all of its equity interest in WSP Heat Insulation, a subsidiary of the Company, for a cash consideration of $670, resulting in a gain of $154. The transaction was completed on August 31, 2007. As of December 31, 2007, the consideration has not paid.

The net assets disposed of in the transactions were as follows:

Net assets disposed of
Cash and cash equivalents	$1
Accounts and bills receivable, net	265
Inventories	715
Other current assets	42
Property, plant and equipment, net	534
Accounts payable	(532)
Other current liabilities	(13)
1,012
Minority interest	(496)
Gain on disposal	154
Total consideration	670

19.	INCOME TAXES

WSP Holdings is a tax-exempted company incorporated in the Cayman Islands. FSHL is a tax-exempted company incorporated in the BVI.

WSP China and its subsidiaries (the ‘‘PRC entities’’) were registered in the PRC and are subject to PRC Foreign Enterprise Income Tax (‘‘FEIT’’) or the Enterprise Income Tax on the taxable income in accordance with the relevant PRC income tax laws applicable to foreign invested enterprises or domestically owned enterprises.

The applicable tax rate of the FEIT or Enterprise Income Tax to the PRC entities is 33% (30% of state income tax plus 3% local income tax).

WSP China is a foreign invested enterprise and certified as a ‘‘high and new technology enterprise’’ located in a high-tech zone in Wuxi, Jiangsu province. As a result, it is entitled to a reduced income tax rate at 15%. Additionally, as a foreign invested manufacturing enterprise, it is entitled to the five year tax holiday, i.e., two years exemption followed by three years at half of the applicable tax rate, starting from the first cumulatively profitable year. WSP China started its first profit making year in 2000 after absorbing all prior year unexpired losses. It was therefore exempt from income

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued
(In U.S. dollar thousands, except for share and share-related data)

19.	INCOME TAXES—continued

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

tax in 2000 and 2001, and taxed at 7.5% for the subsequent three years from 2002 through 2004, followed by a 15% income tax rate thereafter.

Hailong Drill Pipe (Wuxi) Co., Ltd. (‘‘Hailong Drill Pipe’’) is a foreign invested enterprise engaging in manufacturing activities, and is subject to a reduced income tax rate of 24% based on its location in a designated coastal area. It is also entitled to the five year tax holiday, and 2006 was its first profit making year after absorbing all prior year unexpired losses. It is therefore exempted from income tax in 2006 and 2007, and taxed at 12% for the subsequent three years from 2008 through 2010 under the current law. In September 2006, the Company disposed of its entire equity interest in Hailong Drill Pipe.

Other PRC entities are subject to the 33% EIT rate.

On March 16, 2007, the National People’s Congress passed a new enterprise income tax law, which will take effect beginning January 1, 2008. The new law applies a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises. The new law provides a five-year transition period from its effective date for those enterprises which were established before the promulgation date of the new tax law and which were entitled to a preferential tax treatment such as a reduced tax rate or a tax holiday. According to the new tax law, entities that qualify as high and new technology enterprises supported by the PRC government are expected to benefit from a tax rate of 15% as compared to the uniform tax rate of 25%. The Company expects that it will apply for the ‘‘State-encouraged high-new technology enterprises’’ status that will allow it use a 15% tax rate. Under applicable accounting rules, until the Company receives official approval for this status, it must use the statutory 25% tax rate in its calculation of its deferred tax balances. If the Company receives approval, the difference between preferential tax rate and the general rate would be recorded in the consolidated statements of operations of the period in which approval is received. The Company currently uses the 25% rate in calculating its deferred tax balances. The impact on the deferred taxes resulting from the rate change is an adjustment to the deferred tax movements for 2007 of $103, representing an increase in deferred tax expense.

FSHL, which has subsidiaries that are tax resident in China, will be subject to the Chinese dividend withholding tax of 10% when and if undistributed earnings are declared to be paid as dividends commencing on January 1, 2008 to the extent those dividends are paid out of profits that arose on or after January 1, 2008.

Undistributed earnings of the Company’s PRC subsidiaries of approximately $75,893 at December 31, 2007 are considered to be indefinitely reinvested and, accordingly, no provision for PRC dividend withholding tax has been provided as of December 31, 2007.

The calculation of income taxes generally reflects the status of WSP Holdings and FSHL as non-China tax resident companies. The tax residency of a company is normally a question of fact. For a company, such as WSP Holdings and FSHL, which have been established outside China, tax residency will only be in China if the location of effective management of the company is in China. China for this purpose does not include Hong Kong, Macau, or Taiwan.

Because the concept of tax residency is new in China and because there is not yet detailed guidance from the Chinese tax authorities, it is possible that the tax authorities could in the future assert that the Company and/or one or more of its non-Chinese subsidiaries are tax resident in China. In the event that this occurs, then WSP Holdings and FSHL will become subject to the Enterprise Income Tax Law. This would cause any income WSP Holdings and FSHL earn to be subject to China’s 25% Enterprise Income Tax. As there is an exemption for any dividends received by a China tax resident company from another tax resident company, such taxable income would not include any

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued
(In U.S. dollar thousands, except for share and share-related data)

19.	INCOME TAXES—continued

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

dividends from the Chinese subsidiaries. If WSP Holdings and FSHL were found to be tax resident in China, there might not be additional tax cost as they have no worldwide income other than the dividends received from its PRC subsidiaries.

An additional consequence of WSP Holdings and FSHL being tax resident in China would be the taxability in China of the non-China tax resident recipients of certain payments made by WSP Holdings or FSHL. This could include, for example, dividends, interest, and royalties.

In the fourth quarter of 2006, the Company moved a part of WSP China’s operations outside of the Wuxi National High-Tech Industrial Development Zone. The Company is currently registering the new facilities with the local authorities as a local branch. Although WSP China has not been required by the local tax bureau to pay a FEIT tax rate of more than 15% for the income generated from the new facilities, the new facilities may be subject to the non-preferential FEIT rate which is currently 27% for enterprises located in certain costal regions. The rate difference between the 27% and the 15% is reflected as a cumulative adjustment of $83 for unrecognized tax benefits under FIN No. 48 which the Company adopted from January 1, 2007. The Company has adopted the accounting policy that interest and penalties will be classified as a component of the provision for income taxes. As of December 31, 2007, the Company recorded an additional $1,720, including $10 additional interest, for unrecognized tax benefits. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at January 1, 2007	$83
Additions based on tax positions related to 2007	1,720
Balance at December 31, 2007	$1,803

There are no ongoing examinations by taxing authorities at this time. The Company’s tax years starting from 2002 to 2007 remain open in various tax jurisdictions. The Company does not anticipate any significant change within the next 12 months of its uncertain tax positions.

The provision for income taxes consists of the following:

	Year ended
	December 31, 2005	December 31, 2006	December 31, 2007
Current tax	$4,526	$9,982	$14,223
Unrecognized tax benefits	—	—	1,720
Deferred tax	(328)	600	(755)
	$4,198	$10,582	$15,188

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued
(In U.S. dollar thousands, except for share and share-related data)

19.	INCOME TAXES—continued

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

The principal components of the deferred income tax assets and liabilities are as follows:

	As of December 31, 2006	As of December 31, 2007
Current deferred income tax assets
Allowance for doubtful accounts	$588	$1,025
Product warranty provision	16	49
Provision on guarantee	192	—
Inventory provision	—	232
	796	1,306
Non-current deferred income tax assets
Pre-operating expenses	26	8
Property, plant and equipment	139	1,504
	165	1,512
Non-current deferred income tax liabilities
Property, plant and equipment	1,170	2,442
Intangible assets	42	58
	$1,212	$2,500

Reconciliations between the PRC Enterprise Income Tax rate of 33% and the Company’s effective tax rate is as follows:

	Year ended
	December 31, 2005	December 31, 2006	December 31, 2007
	%	%	%
Statutory tax rate	33	33	33
Effect of expenses not deductible for tax purposes	3	1	1
Effect of income tax exemptions and reliefs	(23)	(20)	(20)
Effect of FIN No.48 unrecognized tax benefits	—	—	2
Effect of income tax rate difference under different tax regulation in PRC	—	1	—
Effect on deferred taxes due to changes in tax rates under the new law for certain subsidiaries	—	—	1
Effective tax rate	13	15	17

If the exemptions and reliefs granted to the Company were not available, the provision for income taxes and earnings per share amounts would be as follows:

	Year ended
	December 31, 2005	December 31, 2006	December 31, 2007
Provision for income taxes	$11,628	$24,497	$33,352
Basic and diluted income per share	$0.18	$0.31	$0.37

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued
(In U.S. dollar thousands, except for share and share-related data)

20.	DISCONTINUED OPERATIONS

In September 2006, the Company disposed of its 51% subsidiary, Hailong Drill Pipe for a cash consideration of $2,088 to a company controlled by an ex-director. A loss of $121 was recorded on the transaction.

In December 2005, a subsidiary of the Company, Tangshan Huayi Steel Co., Ltd. (‘‘Tangshan Huayi’’), dissolved due to adverse changes in the operating environment. A loss of $2,626 was recorded as a result of the dissolution.

The assets and liabilities of Tangshan Huayi and Hailong Drill Pipe respectively at their disposal dates are summarized as follows:

	Tangshan Huayi	Hailong Drill Pipe
	As of December 13, 2005	As of September 21, 2006
Current assets of discontinued operations:
Cash and cash equivalents	$—	$385
Accounts receivable, net	—	1,490
Amounts due from related parties	—	2,484
Inventories	—	9,773
Prepaid expenses and other current assets	36	1,156
Advances to suppliers	—	175
	$36	$15,463
Non-current assets of discontinued operations:
Property, plant and equipment, net	$2,615	$5,342
Acquired intangible assets, net	—	307
	$2,615	$5,649
Current liabilities of discontinued operations:
Accounts payable	$—	$5,395
Accrued expenses and other current liabilities	25	1,376
Short-term borrowings	—	6,403
Amounts due to related parties	—	2,642
Advances from customers	—	965
	$25	$16,781
Minority interests	$—	$2,122

Summarized results from the discontinued operations included in the Company’s consolidated statements of operations were as follows:

	Year ended
	December 31, 2005	December 31, 2006
Revenues	$19,746	$6,868
(Loss) income before provision of income taxes from discontinued operations	(1,631)	693
Provision for income taxes	—	—
Loss on disposal or dissolution of subsidiaries	(2,626)	(121)
Net (loss) income from discontinued operations, net of tax	$(4,257)	$572

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued
(In U.S. dollar thousands, except for share and share-related data)

20.	DISCONTINUED OPERATIONS—continued

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

The results from the discontinued operations reflect 100% of Tangshan Huayi’s operations for the period from January 1, 2005 through December 13, 2005 as well as 100% of Hailong Drill Pipe’s operations for the period from the date of incorporation on August 30, 2005 through September 21, 2006.

21.	DIVIDENDS

On January 19, 2005, WSP China declared a payment of $15,000 dividend to its equity interest holders. The dividend was subsequently recapitalized in WSP China on May 24, 2005.

On June 3, 2006, WSP China declared a payment of approximately $6,250 dividend to its equity interest holders. The dividend was paid on various dates from June 12, 2006 through October 23, 2006. On August 14, 2006, WSP China declared a payment of approximately $22,500 dividend to its equity interest holders, of which $6,694 was paid on December 15, 2006 and $6,431 on December 31, 2006. As of December, 31, 2006, the outstanding amount of dividend payable of $9,375 was included in the amounts due to related parties and was subsequently paid as to $5,000 on June 8, 2007 and $4,375 on June 11, 2007.

On July 18, 2007, WSP Holdings declared a payment of approximately $32,500 dividend to its equity interest holders. The dividend was paid on various dates from August 30, 2007 through December 27, 2007.

22.	EARNINGS PER SHARE

The calculation of the earnings per shares is as follows:

	Year ended
	December 31, 2005	December 31, 2006	December 31, 2007
Numerator used in basic and diluted net income per share:
Income from continuing operations	$28,420	$58,685	$74,561
(Loss) income on discontinued operations	(4,104)	233	—
Income attributable to holders of ordinary shares	24,316	58,918	74,561
Share (denominator): Weighted average ordinary shares outstanding used in computing basic earnings per share	91,315,420	145,954,406	153,561,644
Plus: incremental weighted average ordinary shares from assumed exercise of options using the treasury stock method	—	—	176,489
Weighted average ordinary shares outstanding used in computing diluted earnings per share	91,315,420	145,954,406	153,738,133
Net income per share-basic:
Income from continuing operations	$0.31	$0.40	$0.49
Loss on discontinued operations	(0.04)	—	—
Net income	0.27	0.40	0.49
Net income per share-diluted:
Income from continuing operations	$0.31	$0.40	$0.48
Loss on discontinued operations	(0.04)	—	—
Net income	0.27	0.40	0.48

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued
(In U.S. dollar thousands, except for share and share-related data)

23.	RELATED PARTY BALANCES AND TRANSACTIONS

Save as disclosed elsewhere in the financial statements, significant balances and transactions with related parties are as follows:

a.	Amounts due from related parties

Name of related party	As of December 31, 2006	As of December 31, 2007
WSP Canada Ltd., company controlled by Mr. Piao	$440	$—
Eastar Industries Inc, company controlled by Mr. Piao	7,131	2,407
Huang Cheng, minority investor of subsidiary	33	—
UMW ACE, company controlled by UMW	137	—
	$7,741	$2,407

b.	Amounts due to related parties

Name of related party	As of December 31, 2006	As of December 31, 2007
Wuxi Huayi, company controlled by Mr. Piao	$4,707	$—
WXQH, company controlled by Mr. Piao’s family	—	788
UMW ACE	4,898	—
UMW Oilfield International Trading (Labuan) Ltd., affiliate of UMW ACE	352	1,163
Wuxi Shi Nan Trading company, controlled by minority investor of subsidiary (‘‘Wuxi Shinan’’)	—	958
Xuyu Aihua Oil Pipe Anticorrosive Product Co.,Ltd., company controlled by Mr. Piao’s family (‘‘XYAH’’)	—	11
Eastar Industries Inc, company controlled by Mr. Piao	—	3
	$9,957	$2,923

c.	Transactions with related parties are as follows:

(a)	Sales of goods

	Year ended
Name of related party	December 31, 2005	December 31, 2006	December 31, 2007
UMW Oilfield International Trading (Labuan) Ltd.	$17,663	$21,238	$6,387
UMW Petrodril (M) Sdn Bhd, affiliate of UMW ACE	—	785	—
WXLH	1,998	2,673	—
WSP Canada Ltd.	1,917	—	—
Wuxi Huayi	—	272	—
Eastar Industries Inc.	—	10,469	381

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued
(In U.S. dollar thousands, except for share and share-related data)

23.	RELATED PARTY BALANCES AND TRANSACTIONS—continued

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

(b)	Purchase of goods

	Year ended
Name of related party	December 31, 2005	December 31, 2006	December 31, 2007
Wuxi Aihua Chemical Co., Ltd., company controlled by Mr. Piao’s family	$538	$1,344	$701
WXLH	10,775	9,441	—
Wuxi Huayi	2,073	1,190	—
WXQH	—	—	13
Wuxi Shinan	—	—	3,377
XYAH	—	—	2,526
Beijing Hua Shi Hai Long Co., Ltd., company controlled by director of subsidiary	950	—	—

(c)	Purchase of property, plant and equipment

	Year ended
Name of related party	December 31, 2005	December 31, 2006	December 31, 2007
WXLH	$198	$913	$—

(d)	Transportation charges

	Year ended
Name of related party	December 31, 2005	December 31, 2006	December 31, 2007
WXQH	$676	$1,212	$2,165

WXQH provided certain delivery services to the Company.

(e)	Rental of premises

	Year ended
Name of related party	December 31, 2005	December 31, 2006	December 31, 2007
Wuxi Aihua Chemical Co., Ltd, company	$—	$—	$20
WXLH	—	73	225

The Company leased certain areas for production use from WXLH

(f)	Interest paid

	Year ended
Name of related party	December 31, 2005	December 31, 2006	December 31, 2007
UMW ACE	$1,367	$3,826	$1,709

The interest expenses were charged in connection with a shareholder’s loan (see Note 12).

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued
(In U.S. dollar thousands, except for share and share-related data)

24.	COMMITMENT

(a)	Capital commitment

As of December 31, 2007, commitment for acquisition of property, plant and equipment was $18,778.

(b)	Office premises operating lease commitment

As of December 31, 2007, future minimum lease commitments under the non-cancelable lease of the office premises were $170, $14, $14 and $14 in 2008, 2009, 2010 and 2011, respectively.

25.	STOCK BASED COMPENSATION

On August 24, 2007, the Company adopted the 2007 share incentive plan and granted 5,206,000 options to certain employees, officers and directors for the purchase of 5,206,000 ordinary shares at an exercise price of $4.00 per share. Any of these options not exercised will expire on August 23, 2017. The options will vest over two years at 50% per year and compensation expense, which was determined based on the fair value of options granted, is to be recognised over the vesting period using graded-vesting attribution method. The Company recorded compensation expense of $1,042 for the year ended December 31, 2007. As of December 31, 2007, there was $2,890 of total unrecognized compensation cost related to nonvested options.

A summary of the share option activities was as follows:

	Number of options	Exercise price
Movement during 2007
Granted	5,206,000	$4.00
Exercised	—	—
Cancelled	—	—
Outstanding at end of 2007	5,206,000	$4.00

As of December 31, 2007, the intrinsic value of each option was $0.55, and the aggregate intrinsic value of options outstanding was $2,863.

The following table summarizes share options outstanding on December 31, 2007:

	Options outstanding			Options exercisable
Exercise price	Number outstanding	Remaining contractual life	Fair value per share at grant date	Number exercisable	Exercise price
$4.00	5,206,000	9.65	$0.83	$—	$4.00

The Company has determined, with assistance of American Appraisal China Limited, that the fair value of the option as of the date of grant at August 24, 2007 was $0.83 per option.

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued
(In U.S. dollar thousands, except for share and share-related data)

25.	STOCK BASED COMPENSATION—continued

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

The fair value of the options is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

Fair value of underlying ordinary shares per share	$3.81
Risk-free rate of return	4.31%
Expected option life	3 years
Expected dividend yield	4.38%
Expected volatility	39.4%

26.	MAINLAND CHINA CONTRIBUTION PLAN

Full time employees of the Company in the PRC participate in a government mandated multiemployer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Company to accrue for these benefits based on certain percentages of the employees’ salaries. The total contributions for such employee benefits were $595, $971 and $2,905 for each of the three years ended December 31, 2007.

27.	RESTRICTIONS ON PAYMENT OF DIVIDENDS AND STATUTORY NON-DISTRIBUTABLE RESERVES

The principal regulations in the PRC governing distribution of dividends paid by wholly foreign-owned enterprises include:

•	Wholly Foreign-Owned Enterprise Law (1986) as amended; and

•	Wholly Foreign-Owned Enterprise Law Implementation Rules (1990) as amended.

Under these regulations, wholly foreign-owned enterprises in the PRC may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations.

In addition, according to the Company Law in the PRC, companies are required to set aside to general reserves each year at 10% of their after-tax profit, based on PRC accounting standards, until the cumulative total of such reserves reaches 50% of the registered capital. These general reserves are not distributable as cash dividends to equity owners.

In addition, a PRC company may set aside other amounts determined at its discretion. Once set aside, these amounts can only be used for designated purpose and are not available for future distribution to, owners or shareholders. The PRC companies in the group have set aside such amounts in the past but WSP China and its subsidiaries will not set aside such amounts in the future.

The general reserves and discretionary reserves are collectively referred to as statutory non-distributable reserves.

For each of the three years ended December 31, 2007, WSP China made total appropriations of $1,642, $5,704 and $12,533, respectively.

As at December 31, 2007, the aggregate amount of the net assets of WSP China that was restricted and not available for distribution to the parent was $51,095 comprising registered capital of $35,000, additional paid in capital of $1,773, and statutory non-distributable reserves of $14,322. In addition, the amount of capital of FSHL that was restricted and not available for distribution to the parent was $51.

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued
(In U.S. dollar thousands, except for share and share-related data)

28.	SUBSEQUENT EVENTS

(a)	In February 2008, the Company was informed by the Canada Border Services Agency (‘‘CBSA’’) of its final determination regarding its investigation into dumping and subsidization of certain oil and gas well casings exported to Canada from China. The final determination imposed anti-dumping and countervailing duties on the Company’s products imported into Canada subsequent to CBSA’s initial determination in November 2007. In March 2008, the Canadian International Trade Tribunal did not find present material injury, instead reached a conclusion that the domestic industry is threatened with injury by future imports. Therefore, any anti-dumping and countervailing duties paid by the importers on exports by the Company of oil and gas well casing from China subsequent to November 2007 will be refunded to importers. The Company did not make any sales to Canada subsequent to November 2007, and so was not affected by CBSA’s determination. Moreover, should the Company seek to sell products into Canada in the future, the Company plans to comply with price guidance provided by the CBSA.

(b)	On January 9, 2008, the Company issued an additional 2,894,900 ADSs, representing 5,789,800 ordinary shares, pursuant to the underwriters’ over-allotment option to purchase these additional ADSs from the Company at the initial public offering price less the underwriting commission. Net proceeds received from this over-allotment sale amounted to approximately $22,900. As a result, the Company’s outstanding share capital increased from 200,000,000 ordinary shares as of December 31, 2007 to 205,789,800 ordinary shares with the public shareholding being 27.1% of the total issued share capital or 55,789,800 ordinary shares.

(c)	On April 7, 2008, Liaoyang Seamless Oil Pipes Company Limited (‘‘LSP’’), was incorporated in Liaoyang, Liaoning Province in the PRC as a limited liability company with a registered capital of $40,000. FSHL owned 70% equity interest of LSP, and Liaoning steel Pipe Co., Ltd., an independent third party, owned the remaining 30%. LSP plans to set up 300,000 tonnes pipe processing capacity and 150,000 tonnes threading capacity.

(d)	In April 2008, WSP China established a wholly-owned subsidiary, Songyuan Seamless Oil Pipes Company Limited, in Songyuan, Jilin Province, the PRC.

(e)	In April 2008, FSHL established a wholly-owned subsidiary, Houston OCTG Group, Inc. in Houston, the United States of America.

WSP HOLDINGS LIMITED

Additional information—Financial statement schedule I
Condensed financial information of parent company
Balance sheets
(In U.S. dollar thousands, except for share data)

	As of December 31, 2006	As of December 31, 2007
Assets
Cash and cash equivalents	$—	$158,088
Restricted cash	—	40,000
Amounts due from subsidiaries	—	2,372
Prepaid expenses and other current assets	2	175
Investment in subsidiary	98,731	145,544
Total assets	98,733	346,179
Liabilities and shareholders’ equity
Amount due to subsidiary	540	—
Accrued expenses	2,043	5,055
Total liabilities	2,583	5,055
Ordinary shares	15	20
Additional paid-in capital	35,035	228,564
Statutory non-distributable reserves	8,057	20,240
Retained earnings	49,283	79,078
Accumulated other comprehensive income	3,760	13,222
Total shareholders’ equity	96,150	341,124
Total liabilities and shareholders’ equity	$98,733	$346,179

WSP HOLDINGS LIMITED

Additional information—Financial statement schedule I
Condensed financial information of parent company
Statements of operations
(In U.S. dollar thousands)

	Year ended
	December 31, 2005	December 31, 2006	December 31, 2007
Operating expenses:
Selling and marketing expenses	$—	$—	$(73)
General and administrative expenses	—	(2,581)	(2,783)
Total operating expenses	—	(2,581)	(2,856)
Loss from operations	—	(2,581)	(2,856)
Interest income	—	—	484
Equity in earnings of subsidiaries	24,316	61,499	76,933
Net income before income tax	24,316	58,918	74,561
Less: Income tax	—	—	—
Net income	$24,316	$58,918	$74,561

WSP HOLDINGS LIMITED

Additional information—Financial statement schedule I
Condensed financial information of parent company
Statements of shareholders’ equity and comprehensive income
(In U.S. dollar thousands, except for share and share-related data)
	Ordinary share		Additional paid-in capital	Statutory non- distributable reserves	Retained earnings	Accumulated other comprehensive income	Total shareholders’ equity	Comprehensive income
	Shares	Amount
Balance as of January 1, 2005	86,447,932	$9	$5,191	$711	$17,145	$—	$23,056	$—
Capital contributions	32,302,425	3	7,545	—	—	—	7,548	—
Net income	—	—	—	—	24,316	—	24,316	24,316
Statutory non-distributable reserves	—	—	—	1,642	(1,642)	—	—	—
Dividends	—	—	15,000	—	(15,000)	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	970	970	970
Balance as of December 31, 2005	118,750,357	$12	$27,736	$2,353	$24,819	$970	$55,890	$25,286
Capital contributions	31,249,643	3	7,299	—	—	—	7,302	—
Net income	—	—	—	—	58,918	—	58,918	58,918
Statutory non-distributable reserves	—	—	—	5,704	(5,704)	—	—	—
Dividends	—	—	—	—	(28,750)	—	(28,750)	—
Foreign currency translation adjustment	—	—	—	—	—	2,790	2,790	2,790
Balance as of December 31, 2006	150,000,000	$15	$35,035	$8,057	$49,283	$3,760	$96,150	$61,708
Issuance of ordinary shares, net of issuance expenses of $20,008	50,000,000	5	192,487	—	—	—	192,492	—
Amortization of deferred share-based compensation expense	—	—	1,042	—	—	—	1,042	—
Net income	—	—	—	—	74,561	—	74,561	74,561
Cumulative effect of the adoption of FIN No.48 on January 1, 2007	—	—	—	—	(83)	—	(83)	—
Statutory non-distributable reserves	—	—	—	12,533	(12,533)	—	—	—
Dividends	—	—	—	—	(32,500)	—	(32,500)	—
Foreign currency translation adjustment	—	—	—	—	—	9,462	9,462	9,462
Balance as of December 31, 2007	200,000,000	$20	$228,564	$20,590	$78,728	$13,222	$341,124	$84,023

WSP HOLDINGS LIMITED

Additional information—Financial statement schedule I
Condensed financial information of parent company
Statements of cash flows
(In U.S. dollar thousands)

	Year ended
	December 31, 2005	December 31, 2006	December 31, 2007
Cash flow from operating activities:
Net income	$24,316	$58,918	$74,561
Adjustments to reconcile net income to net cash used in operating activities:
Share-based compensation	—	—	1,042
Equity in earnings of subsidiaries	(24,316)	(61,499)	(76,933)
Changes in assets and liabilities	—	2,581	(1,220)
Net cash used in operating activities	—	—	(2,550)
Cash flow from investing activities:
Dividend received from subsidiary	—	—	39,499
Increase in restricted cash	—	—	(40,000)
Net cash used in investing activities	—	—	(501)
Cash flow from financing activities:
Proceeds from issuance of ordinary shares by IPO, net of insurance expenses	—	—	193,639
Dividend paid	—	—	(32,500)
Net cash provided by financing activities	—	—	161,139
Increase cash and cash equivalents	—	—	158,088
Cash and cash equivalents at beginning of the year	—	—	—
Cash and cash equivalents at end of the year	$—	$—	$158,088

Note to schedule I

1.	Basis for Preparation

The Condensed Financial Information of the Company only has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the Company has used equity method to account for its investment in its subsidiary, FSHL.