Form 20-F/A
period 2007-12-31
WSP Holdings LTD
filed 2008-06-30
CIK 1418225

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
(Amendment No. 1)

(Mark One)

|_|	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

|X|	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007.

OR

|_|	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

|_|	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

     For the transition period from _________ to ___________

Commission file number:
WSP HOLDINGS LIMITED

(Exact name of Registrant as specified in its charter)
N/A

(Translation of Registrant’s name into English)
Cayman Islands

(Jurisdiction of incorporation or organization)
No. 38 Zhujiang Road
Xinqu, Wuxi,
Jiangsu Province
People’s Republic of China

(Address of principal executive offices)

Yip Kok Thi
WSP Holdings Limited
No. 38 Zhujiang Road
Xinqu, Wuxi,
Jiangsu Province
People’s Republic of China
Phone: +86-510-8536-0401
Email: info@wsphl.com

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of exchange on which each class is to be registered

American Depositary Shares, each representing	New York Stock Exchange
2 ordinary shares, par value $0.0001 per share

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

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes  |_|     No  |X|

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.   Yes  |_|     No  |X|

     Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes  |X|     No  |_|

     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer    |_|     Accelerated filer    |_|     Non-accelerated filer   |X|

     Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP |X|	International Financial	Other |_|
Reporting Standards as issued
by the International
Accounting Standards Board |_|

     If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 |_|	Item 18 |_|

     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes  |_|     No  |X|

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

     Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.   Yes  |_|     No  |_|

EXPLANATORY NOTE

     WSP Holdings Limited (the “Company”) is filing this Amendment No. 1 on Form 20-F/A (this “Amendment”) to its annual report on Form 20-F for the fiscal year ended December 31, 2007, as filed with the Securities and Exchange Commission on June 12, 2008 (the “2007 Form 20-F”), for the sole purpose of furnishing the Amended and Restated Memorandum and Articles of Association of the Company as Exhibit 1.1.

     Therefore, this Amendment consists of a cover page, this explanatory note, a list of exhibits (Item 19 of Part III), a signature page and Exhibit 1.1.

     This Amendment speaks as of the initial filing date of the 2007 Form 20-F. Other than as described above, this Amendment does not, and does not purport to, amend, update or restate any other information or disclosure included in the 2007 Form 20-F and does not, and does not purport to, reflect any events that have occurred after the initial filing date of the 2007 Form 20-F. As a result, the Company’s annual report on Form 20-F for the fiscal year ended December 21, 2007, as amended by this Amendment, continues to speak as of the initial filing date of the 2007 Form 20-F.

PART III

ITEM 19. EXHIBITS

1.1	**	Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect.

2.1		Registrant’s specimen American depositary receipt (included in Exhibit 2.3) (incorporated by reference to Exhibit 4.1 of our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 13, 2007).

2.2		Registrant’s specimen certificate for ordinary shares (incorporated by reference to Exhibit 4.2 of our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 13, 2007).

2.3		Deposit Agreement, dated as of December 6, 2007, among the Registrant, the depositary and holder of the American depositary receipts (incorporated by reference to Exhibit 4.3 of our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 13, 2007)

4.1		2007 Share Incentive Plan (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 13, 2007).

4.2		Form of Indemnification Agreement with the Registrant’s directors or executives (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 13, 2007).

4.3		Form of Employment Agreement between the Registrant and a Senior Executive Officer of the Registrant (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 13, 2007).

4.4		Master Agreement, dated October 14, 2004, amended as of February 16, 2005, among UMW ACE (L) Ltd., Wuxi Longhua Steel Pipes Company Limited, King Partner Limited, Wuxi Quanhua Material Co., Ltd., Wuxi Seamless Oil Pipes Company Limited and Longhua Piao (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 13, 2007).

4.5		Equity Transfer Agreement, dated August 18, 2006, between First Space Holdings Limited and Wuxi Huayi Investment Company Limited (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 13, 2007).

4.6		Equity Transfer Agreement, dated August 18, 2006, between UMW ACE (L) Ltd. and First Space Holdings Limited (incorporated by reference to Exhibit 10.6 of our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 13, 2007).

4.7		Declaration of Trust, dated September 16, 2006, by Expert Master Holdings Limited in favor of UMW China Ventures Ltd (incorporated by reference to Exhibit 10.7 of our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 13, 2007).

4.8	Deed of termination, dated December 1, 2006, between Expert Master Holdings Limited and UMW China Ventures (L) Ltd (incorporated by reference to Exhibit 10.8 of our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 13, 2007).

4.9	Share Swap Agreement in relation to First Space Holdings Limited, dated December 1, 2006, between Expert Master Holdings Limited, UMW China Ventures (L) Ltd. and Eastar Group Holdings Limited (incorporated by reference to Exhibit 10.9 of our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 13, 2007).

4.10	Promissory Note, dated December 1, 2006, given by First Space Holdings Limited to UMW ACE (L) Ltd (incorporated by reference to Exhibit 10.10 of our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 13, 2007).

4.11	Deed of Assignment relating to the promissory onte, dated December 1, 2006, between UMW ACE (L) Ltd., UMW China Ventures (L) Ltd. and First Space Holdings Limited (incorporated by reference to Exhibit 10.11 of our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 13, 2007).

4.12	Deed of Indemnity, dated December 1, 2006, by Expert Master Holdings Limited and UMW China Ventures (L) Ltd. in favor of Eastar Group Holdings Limited (incorporated by reference to Exhibit 10.12 of our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 13, 2007).

4.13	Loan Agreement, dated December 1, 2006, between Expert Master Holdings Limited and First Space Holdings Limited (incorporated by reference to Exhibit 10.13 of our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 13, 2007).

4.14	First Priority Share Mortgage in respect of shares of Eastar Group Holdings Limited, dated December 1, 2006, amended as of August 23, 2007, among Expert Master Holdings Limited, Eastar Group Holdings Limited and the Hongkong and Shanghai Banking Corporation Limited (incorporated by reference to Exhibit 10.14 of our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 13, 2007).

4.15	Share Sale and Purchase Agreement, dated December 1, 2006, among Expert Master Holdings Limited, UMW China Ventures (L) Ltd. and Eastar Group Holdings Limited (incorporated by reference to Exhibit 10.15 of our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 13, 2007).

4.16	English translation of Equity Interest Transfer Agreement, dated September 18, 2006, between Wuxi Seamless Oil Pipes Company Limited and Shanghai Hailong Oil Equipments Co., Ltd. (incorporated by reference to Exhibit 10.16 of our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 13, 2007).

4.17	English translation of Equity Interest Transfer Agreement, dated December 5, 2006, between Wuxi Seamless Oil Pipes Company Limited and Yuehai Zhao regarding disposal of 33.3% equity interest in Daqing Yilangsite Oil Pipe Co., Ltd. (incorporated by reference to Exhibit 10.17 of our Registration Statement on Form F-1 (File No. 333- 147351), filed with the Securities and Exchange Commission on November 13, 2007).

4.18	English translation of Long-Term Supply Agreement, dated December 5, 2006, between Wuxi Seamless Oil Pipes Company Limited and Wuxi Xuefeng Steel Co., Ltd. (incorporated by reference to Exhibit 10.18 of our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 13, 2007).

4.19	English translation of Framework Agreement, dated January 5, 2007, between Wuxi Seamless Oil Pipes Company Limited and Wuxi Quanhua Material Co., Ltd. (incorporated by reference to Exhibit 10.19 of our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 13, 2007).

4.20	English translation of Framework Agreement, dated January 5, 2007, between Wuxi Seamless Oil Pipes Company Limited and Wuxi Aihua Chemical Industry Co., Ltd. (incorporated by reference to Exhibit 10.20 of our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 13, 2007).

4.21	English translation of Asset Transfer Agreement, dated January 31, 2007, between Wuxi Seamless Oil Pipes Company Limited and Hailong Drill Pipe (Wuxi) Co., Ltd. (incorporated by reference to Exhibit 10.21 of our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 13, 2007).

4.22	English translation of Factory Building Lease Agreement, dated June 19, 2006, between Wuxi Seamless Oil Pipes Company Limited and Wuxi Longhua Steel Pipes Company Limited (incorporated by reference to Exhibit 10.22 of our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 13, 2007).

4.23	English translation of Factory Building Lease Agreement, dated September 20, 2006, between Wuxi Seamless Oil Pipes Company Limited and Hailong Drill Pipe (Wuxi) Co., Ltd. (incorporated by reference to Exhibit 10.23 of our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 13, 2007).

4.24	Form of Shareholder’s Loan Agreement between UMW ACE (L) Ltd. and Wuxi Seamless Oil Pipes Company Limited (incorporated by reference to Exhibit 10.24 of our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 13, 2007).

4.25	English translation of Waiver Letter dated January 25, 2007 regarding RMB 6 million issued by Wuxi Longhua Steel Pipes Company Limited in favor of Wuxi Seamless Oil Pipes Company Limited (incorporated by reference to Exhibit 10.25 of our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 13, 2007).

4.26	English translation of Commitment Letter, dated January 11, 2007, issued by Wuxi Longhua Steel Pipes Company Limited in favor of Wuxi Seamless Oil Pipes Company Limited (incorporated by reference to Exhibit 10.26 of our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 13, 2007).

4.27	English translation of an Agreement, dated November 1, 2007, between Wuxi Longhua Steel Pipes Company Limited and Wuxi Seamless Oil Pipes Company Limited (incorporated by reference to Exhibit 10.27 of our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 13, 2007).

4.28	English translation of Land Grant Contract, dated July 12, 2006, between Jiangsu Xuyi Bureau of Land and Resources and Jiangsu Fanli Steel Pipe Co., Ltd. (incorporated by reference to Exhibit 10.28 of our Registration Statement on Form F-1 (File No. 333- 147351), filed with the Securities and Exchange Commission on November 13, 2007).

4.29	English translation of Land Grant Contract, dated December 31, 2006, between Jiangsu Xuyi Bureau of Land and Resources and Jiangsu Fanli Steel Pipe Co., Ltd. (incorporated by reference to Exhibit 10.29 of our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 13, 2007).

4.30	English translation of Joint Venture Contract for the establishment of Wuxi Seamless Oil Pipes Co., Ltd., as amended on August 20, 2005, between Wuxi Huayi Investment Co., Ltd. and UMW ACE (L) Ltd. (incorporated by reference to Exhibit 10.30 of our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 13, 2007).

4.31	Agreement for Termination of the Joint Venture Contract and Articles of Association of Wuxi Seamless Oil Pipes Co., Ltd., dated August 18, 2006, between Wuxi Huayi Investment Company Limited and UMW ACE (L) Ltd. (incorporated by reference to Exhibit 10.31 of our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 13, 2007).

4.32	English translation of Purchase and Sale Contract for Industrial Goods, dated October 12, 2005, between Wuxi Seamless Oil Pipes Company Limited and Taiyuan Tongze Equipment Co., Ltd. (incorporated by reference to Exhibit 10.33 of our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 13, 2007).

4.33	English translation of form of Loan Contract between Wuxi Seamless Oil Pipes Company Limited and Agricultural Bank of China (incorporated by reference to Exhibit 10.34 of our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 13, 2007).

4.34	Registration Rights Agreement dated October 17, 2007 between the Registrant, Expert Master Holdings Limited, Mr. Piao, and Actis China Investment Holdings No.9 Limited, Evolution Master Fund Ltd. SPC, Segregated Portfolio M, CQS Convertible and Quantitative Strategies Master Fund Limited, CQS Asia Master Fund Limited and J.P. Morgan Securities Ltd. (incorporated by reference to Exhibit 10.35 of our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 13, 2007).

4.35	Investors’ Rights Agreement dated October 17, 2007 between the Registrant, Expert Master Holdings Limited, Mr. Piao, Actis China Investment Holdings No.9 Limited, Evolution Master Fund Ltd. SPC, Segregated Portfolio M, CQS Convertible and Quantitative Strategies Master Fund Limited and CQS Asia Master Fund Limited (incorporated by reference to Exhibit 10.36 of our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 13, 2007).

4.36	English translation of Wuxi Heat Insulation Tubing Co., Ltd. Shareholders Agreement, dated August 4, 2007, between Wuxi Seamless Oil Pipes Company Limited and Changlin Zhu (incorporated by reference to Exhibit 10.37 of our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 13, 2007).

4.37		English translation of Agreement for Assignment of Creditor’s Rights, dated December 10, 2005, among Wuxi Seamless Oil Pipes Company Limited, Wuxi Longhua Steel Pipes Company Limited and Tangshan Huayi Steel Co., Ltd. (incorporated by reference to Exhibit 10.38 of our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 13, 2007).

4.38		Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 of our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 13, 2007).

4.39	*	English translation of Joint Venture Agreement, dated March 27, 2008 between First Space Holdings Limited and Liaoning Steel Pipe Co., Ltd.

8.1	*	Subsidiaries of the Registrant (incorporated by reference to Exhibit 8.1 of our Annual Report on Form 20-F (File No. 001-33840), filed with the Securities and Exchange Commission on June 12, 2008).

11.1		Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 13, 2007).

12.1	*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (incorporated by reference to Exhibit 12.1 of our Annual Report on Form 20-F (File No. 001-33840), filed with the Securities and Exchange Commission on June 12, 2008).

12.2	*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (incorporated by reference to Exhibit 12.2 of our Annual Report on Form 20-F (File No. 001-33840), filed with the Securities and Exchange Commission on June 12, 2008).

13.1	*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (incorporated by reference to Exhibit 13.1 of our Annual Report on Form 20-F (File No. 001-33840), filed with the Securities and Exchange Commission on June 12, 2008).

13.2	*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (incorporated by reference to Exhibit 13.2 of our Annual Report on Form 20-F (File No. 001-33840), filed with the Securities and Exchange Commission on June 12, 2008).

*	Previously filed with the annual report on Form 20-F on June 12, 2008

**	Filed with this Amendment No.1 on Form 20-F/A

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment to the annual report on its behalf.

WSP Holdings Limited

By:	/s/ Longhua Piao
Name:	Longhua Piao
Title:	Chairman and Chief Executive Officer

By:	/s/ Yip Kok Thi
Name:	Yip Kok Thi
Title:	Chief Financial Officer

Date: June 30, 2008