Form 20-F
period 2008-12-31
WSP Holdings LTD
filed 2009-05-05
CIK 1418225

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008.

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from to

Commission file number:

WSP HOLDINGS LIMITED

 (Exact name of Registrant as specified in its charter)

N/A

 (Translation of Registrant’s name into English)

Cayman Islands

 (Jurisdiction of incorporation or organization)

No. 38 Zhujiang Road

Xinqu, Wuxi

Jiangsu Province

People’s Republic of China

 (Address of principal executive offices)

Yip Kok Thi

WSP Holdings Limited

No. 38 Zhujiang Road

Xinqu, Wuxi

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

205,789,800 ordinary shares, par value $0.0001 per share, as of December 31, 2008.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes [   ]      No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  [   ]    No  [X]

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  [X]    No  [   ]

Indicate by check mark whether the registrant has submitted electronically and posted on its Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or such shorter period that the registrant was required to submit and post such files).     Yes  [   ]   No  [   ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  [   ]  Accelerated filer  [X]    Non-accelerated filer   [   ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP [X]	International Financial Reporting Standards as issued by the International Accounting Standards Board [ ]	Other [ ]

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.

Item 17	[ ]	Item 18	[ ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  [   ]    No  [X]

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes  [   ]    No  [   ]

i

INTRODUCTION

Unless the context otherwise requires, in this annual report on Form 20-F,

•

“we,” “us,” “our company,” “our” or “WSP Holdings” refers to WSP Holdings Limited, which, unless otherwise required under the context, includes its predecessor entities and its consolidated subsidiaries;

•

“ADSs” refers to our American depositary shares, each of which represents two ordinary shares;

•

“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report on Form 20-F only, Taiwan, Hong Kong and Macau;

•

“Oil Country Tubular Goods,” or “OCTG,” refers to pipes and other tubular products used in the exploration, drilling and extraction of oil, gas and other hydrocarbon products. OCTG mainly consist of casing, tubing and drill pipes. Unless otherwise indicated, discussions relating to OCTG in this annual report on Form 20-F are limited to these three types of OCTG;

•

“Production capacity” refers to the maximum production capacity that can be achieved at the optimal level of operations of a production line, calculated using an estimated product mix for such production line, which may differ from its actual product mix;

•

“RMB” or “Renminbi” refers to the legal currency of China, “HK$” refers to the legal currency of Hong Kong, and “$,” “US$” or “U.S. dollars” refers to the legal currency of the United States; and

•

“shares” or “ordinary shares” refers to our ordinary shares, par value $0.0001 per share.

Some names of companies given in this annual report are translated or transliterated from Chinese if the original legal name is only in Chinese.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2006, 2007 and 2008.

We use U.S. dollars as our reporting currency in our financial statements and in this annual report. When reporting our operating results and financial position, we use the monthly average exchange rate for the year and the exchange rate at the balance sheet date, respectively, as published by the People’s Bank of China. With respect to amounts not recorded in our consolidated financial statements included elsewhere in this annual report, all translations from Renminbi amounts into U.S. dollars were made at the noon buying rate in New York, New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate, on December 31, 2008, which was RMB6.8225 to $1.00. We make no representation that the Renminbi amounts in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China— Fluctuations in exchange rates could adversely affect our business as well as result in foreign currency exchange losses.” On April 30, 2009, the noon buying rate was RMB6.8180 to $1.00.

PART I

Item 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3.

KEY INFORMATION

A.

Selected Financial Data

The following selected consolidated financial data should be read in conjunction with our consolidated financial statements and notes to those consolidated financial statements included elsewhere in this annual report and “Item 5. Operating and Financial Review and Prospects.” The selected consolidated statement of operations data for the years ended December 31, 2006, 2007 and 2008 and the selected consolidated balance sheet data as of December 31, 2007 and 2008 are derived from our audited consolidated financial statements, which are included elsewhere in this annual report. The selected consolidated statement of operations data for the years ended December 31, 2004 and December 31, 2005 and the selected consolidated balance sheet data as of December 31, 2004, 2005 and 2006 are derived from our audited consolidated financial statements, which are not included in this annual report.

	For the year ended December 31,
(in thousands, except for share and per share data)	2004	2005	2006	2007	2008
Selected Consolidated Income Statement Data:
Net revenues	$128,497	$241,012	$366,501	$483,783	$912,090
Cost of revenues	(116,943)	(198,550)	(281,106)	(357,997)	(703,531)
Gross profit	11,554	42,462	85,395	125,786	208,559
Selling and marketing expenses	(1,032)	(2,056)	(4,102)	(8,578)	(22,770)
General and administrative expenses	(2,243)	(6,356)	(9,799)	(13,591)	(41,740)
Other operating income (expenses)	706	(499)	(549)	(32)	2,589
Income from operations	8,985	33,551	70,945	103,585	146,638
Interest income (expense), net	(1,241)	(1,901)	(1,735)	(10,541)	(15,319)
Other income (expense)	(3)	(86)	4	212	767
Exchange differences	(32)	741	357	(1,898)	(6,984)
Income from continuing operations	7,709	32,305	69,571	91,358	125,102
Provision for income taxes	(630)	(4,198)	(10,582)	(15,188)	(24,405)
Minority interest	—	47	(371)	(1,609)	(1,349)
Earnings in equity investments	260	266	67	—	1
Net income from continuing operations	7,339	28,420	58,685	74,561	99,349
Net income (expense) from discontinued operations	(862)	(4,104)	233	—	—
Net income	6,477	24,316	58,918	74,561	99,349

	For the year ended December 31,
(in thousands, except for share and per share data)	2004	2005	2006	2007	2008
Selected Consolidated Income Statement Data:
Net income per share—basic
Income from continuing operations	0.08	0.31	0.40	0.49	0.48
Loss on discontinued operations	(0.01)	(0.04)	—	—	—
Net income per share	0.07	0.27	0.40	0.49	0.48

Net income per share—diluted
Income from continuing operations	0.08	0.31	0.40	0.48	0.48
(Loss on discontinued operations	(0.01)	(0.04)	—	—	—
Net income per share	0.07	0.27	0.40	0.48	0.48
Weighted average ordinary shares outstanding:
Basic	86,447,932	91,315,420	145,954,406	153,561,644	205,663,247
Diluted	86,447,932	91,315,420	145,954,406	153,738,133	205,663,247

	As of December 31,
(in thousands)	2004	2005	2006	2007	2008
Consolidated balance sheet data
Cash and cash equivalents	$2,465	$10,475	$23,505	$179,973	89,097
Restricted cash	17,683	35,437	55,657	120,759	231,988
Trade receivable, net	34,078	34,054	56,947	137,497	246,463
Advances to suppliers	16,465	13,598	15,684	18,167	15,049
Inventory	28,468	75,892	86,562	163,246	311,383
Total current assets	110,641	175,551	248,719	626,042	919,376
Property and equipment, net	24,830	82,301	153,143	185,136	313,936
Acquired intangible assets	—	325	231	187	136
Total assets	147,848	272,041	413,334	827,221	1,310,611
Accounts payable	48,271	65,796	112,806	179,065	344,817
Borrowings—due within one year	49,417	76,654	104,967	208,356	337,438
Total current liabilities	124,511	170,304	259,859	423,032	796,135
Total liabilities	124,789	215,155	314,371	482,095	808,616
Minority interest	—	996	2,813	4,002	19,389
Total shareholders’ equity	23,059	55,890	96,150	341,124	482,606
Total liabilities, minority interest, and shareholders’ equity	$147,848	$272,041	$413,334	827,221	1,310,611

Exchange rate information

We use U.S. dollars as our reporting currency in our financial statements and in this annual report. When reporting our operating results and financial position, we use the monthly average exchange rate for the year and the exchange rate at the balance sheet date, respectively, as published by the People’s Bank of China. With respect to amounts not recorded in our consolidated financial statements included elsewhere in this annual report, all translations from Renminbi amounts into U.S. dollars were made at the noon buying rate in New York, New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate, on December 31, 2008, which was RMB6.8225 to $1.00. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. See “Item 3. Key Information—D. Risk factors — Risks Related to Doing Business in China—Fluctuations in exchange rates could adversely affect our business as well as result in foreign currency exchange losses.” On April 30, 2009, the noon buying rate was RMB6.8180 to $1.00.

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

Period	Period end	Average (1)	Low	High
	(RMB per $1.00)
2002	8.2800	8.2772	8.2800	8.2700
2003	8.2767	8.2771	8.2800	8.2765
2004	8.2765	8.2768	8.2774	8.2764
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009
January	6.8392	6.8360	6.8403	6.8225
February	6.8395	6.8363	6.8470	6.8421
March	6.8329	6.8360	6.8438	6.8240
April	6.8180	6.8304	6.8361	6.8180

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

Demand for our OCTG products depends significantly on the number of domestic and worldwide oil and gas wells drilled, completed and reworked, as well as the depth and drilling conditions of these wells. The level of such drilling activities in turn depends on the level of capital spending by major oil and gas companies. A decline in domestic and worldwide oil and gas exploration, drilling and production activities would adversely affect our results of operations. Capital spending on OCTG used for oil and natural gas exploration, drilling and production activities is driven in part by the prevailing prices for oil and natural gas and the perceived stability and sustainability of those prices. The current global credit and economic crisis has reduced worldwide demand for energy and resulted in significantly lower crude oil and natural gas prices. A substantial or extended decline in oil and natural gas prices can reduce our customers’ activities and their spending on our products. If the current global economic conditions and the availability of credit worsen or continue for an extended period, this could reduce our customers’ levels of expenditures and have a significant adverse effect on our revenue and operating results.

The reduction in cash flows being experienced by our customers resulting from declines in commodity prices, together with reduced availability of credit and increased costs of borrowing due to tightening of the credit markets, could have significant adverse effects on the financial conditions of some of our customers. This could result in project modifications, delays or cancellations, general business disruptions, and delays in, or nonpayment of, amounts that are owed to us, which could have a significant adverse effect on our results of operations and cash flows.

In addition, oil and natural gas prices are subject to significant volatility due to numerous factors beyond our control, including, but not limited to, changes in the supply and demand for oil and natural gas, market uncertainty, world events, regulatory control (including by the PRC government), political developments in petroleum producing regions and the price and availability of alternative energy sources. We cannot assure you that oil and natural gas prices will not decline further or that such prices will remain at sufficiently high levels to support levels of investment in exploration, drilling and production activities that will sustain demand for our products. Any further decline in the price of oil and natural gas, even for a short period of time, may reduce or curtail expenditures by oil and gas companies in connection with exploration, drilling and production activities, which may result in lower sales volumes and prices for our products in the PRC and overseas and materially and adversely affect our results of operations and financial condition.

Our results of operations may be adversely affected by increases in steel prices.

Steel is the principal raw material for our products. Cost for raw materials accounted for 86.1%, 80.9% and 77.9% of our cost of revenues in 2006, 2007 and 2008, respectively. Any increase in the price of steel could reduce our profit margin if we are unable to pass such increased costs on to our customers. From the end of 2003 to mid-2008, the price of steel increased substantially due in part to increasing demand, which significantly affected our gross margin. However, the price of steel declined towards the end of the third quarter of 2008 and the decline continued in the fourth quarter of 2008. We expect the price of steel to experience continued volatility in 2009. The price of steel has had, and will continue to have, a significant impact on our cost of revenues. If we are unable to manage our purchases of steel at prices acceptable to us or if the price of steel increase significantly and we are not able to pass on all or part of any such price increases to our customers, our profit margins may decrease and our results of operations would be materially and adversely affected.

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

In April 2009, seven U.S. companies and the United Steelworkers Union filed a petition with the U.S. International Trade Commission, or the ITC, and the U.S. Department of Commerce, or the DOC, alleging that China-based OCTG manufacturers unfairly dumped OCTG products in the U.S. market. The petition alleges that Chinese producers benefit from massive government subsidies and alleges dumping margins ranging from 40% to 90%. We were named as one of the major exporters of OCTG products from China. We plan to contest the allegations. We believe the case is unlikely to be settled before the end of 2009 and it is still too early to speculate on the outcome of the case. In 2007 and 2008, products exported to the United States accounted for 22.7% and 34.3% of our net revenues, respectively. Should the ITC and DOC make determinations in favor of the complainants and impose anti-dumping and countervailing duties on the subject goods, our sales in the U.S. may suffer and our results of operations may be materially and adversely affected.

We cannot assure you that there will not be similar actions taken in the future in other countries against Chinese-made seamless OCTG products. If there were any action filed against us regarding the products we sell, even without merit, it would divert significant company resources and management attention and could have an adverse impact on the prices and sales of our products in the relevant countries. It could also adversely affect our business prospects and results of operations. If any judgment is entered against us in such an action, we may be subject to fines and penalties, as well as restrictions on sales activities, and our overseas sales would be materially and adversely affected.

Our quarterly operating results may be subject to seasonal fluctuations, which may result in significant volatility in, and otherwise adversely affect, our revenue and profitability.

Our quarterly operating results may fluctuate as a result of a number of factors, many of which are beyond our control. Our net revenues have generally decreased in the first quarter of the year. Our customers tend to build up their inventories of our products during the fourth quarter in anticipation of the Chinese New Year holiday, which generally takes place in late January or early February of the following year. In addition, business activities in China generally slow down in the first quarter of each year during the Chinese New Year period, which adversely affects our sales and results of operations during that period. Hot summer months may also impact the productivity of the employees working in our production facilities. The above-described seasonal trends that we have experienced in the past may not apply to, or be indicative of, our future operating results. If we do not meet the financial expectations of securities analysts or investors, the price of our ADSs may decline.

We depend on a limited number of customers, and any loss of these customers could materially and adversely affect our revenue and profitability.

Our customers include oil and gas companies in the PRC and abroad. Aggregate sales attributable to our five largest customers represented approximately 60.5%, 55.8% and 46.5% of our net revenues for the years ended December 31, 2006, 2007 and 2008, respectively. We cannot assure you that we will be able to maintain or improve our relationships with these customers, or that we will be able to continue to supply products to these customers at current levels or at all. In addition, our business is affected by competition in the oil and gas industry, and any decline in our major customers’ businesses in these markets could lead to a decline in purchase orders from these customers. If any of our key customers were to substantially reduce the size or amount of the orders they place with us or were to terminate their business relationship with us entirely, we cannot assure you that we would be able to obtain orders from other customers to replace any such lost sales on comparable terms or at all. If any of these relationships were to be so altered and we were unable to obtain replacement orders, our business, results of operations and financial condition would be materially and adversely affected.

Our sales contracts typically have a term of less than six months and, as a result, customers may reduce their orders or terminate their relationships with us almost immediately.

Sales of our products are typically conducted through sales contracts with a term of less than six months. As a result, our customers may choose to terminate their relationship with us after completion of the shipment or expiration of the contract, as the case may be. Our customers are also not obligated to continue placing orders with us at historical levels or at all. If any of our customers, particularly our key customers, were to materially reduce their orders with us or were to terminate entirely their business relationship with us with short notice, we might not have sufficient time to locate alternative customers and our business and results of operations could be materially and adversely affected.

We cannot assure you that our products will pass periodic inspection by the American Petroleum Institute, or API, or the qualification processes of potential customers, and any failure by us to pass such inspection or qualifications would adversely affect our business prospects and results of operations.

We have obtained certificates from API to use the official API monogram on our products to demonstrate that our products meet API standards. These certificates are subject to periodic inspections by API. Furthermore, our growth strategies include increasing our sales in the PRC domestic market, as well as expanding into international markets such as North America, the Middle East, Asia, Africa and Russia. It is standard industry practice that an OCTG manufacturer must first pass a qualification process to become an approved supplier of an oil and gas company before providing OCTG products to that company. We cannot assure you that we will be able to obtain the necessary certifications from API or approvals for new products from our existing customers or approvals from any new customers. Even if we can ultimately secure such approvals or certifications, we cannot assure you that such certifications and approvals can be obtained in a timely manner or can be maintained. If we fail to become an approved supplier of our potential customers, or if we are unable to obtain or maintain such approval in a timely manner, we may not be able to execute our expansion plans and our business prospects and results of operations may be materially and adversely affected.

If we are unable to compete effectively in the OCTG industry, our revenue and profits may decrease.

We face intense competition in the domestic and international markets in which we operate. Domestically, we face competition from a number of manufacturers that produce OCTG that are similar to ours. Our major domestic competitors include Tianjin Pipe (Group) Corporation, Shanghai Baosteel Group Corporation, and Pangang Group Chengdu Iron & Steel Co., Ltd., which are mostly state-owned enterprises. We also face competition from international manufacturers, such as Tenaris in Argentina, Vallourec & Mannesmann Tubes in France, TMK in Russia, Sumitomo and JFE in Japan, and U.S. Steel in the United States. Our major competitors may have longer operating history, larger customer base, stronger customer relationships, greater brand or name recognition and greater financial, technical, marketing and public relations resources than we do. Some of our competitors may also be better positioned to develop superior product features and technological innovations and be able to better adapt to market trends than we are.

Our ability to compete depends on, among other things, high product quality, short lead-time, timely delivery, competitive pricing, wide range of product offerings and superior customer service and support. Increased competition may require us to reduce our prices or increase our costs and may have a material adverse effect on our financial condition and results of operations. Any decrease in the quality of our products or the level of our service to our customers or any occurrence of a price war among our competitors and us may adversely affect our business and results of operations. If we are unable to remain competitive, we may not be able to increase or even maintain our current share of the OCTG market in China or overseas or continue to achieve our current level of profitability.

We cannot assure you that we will be successful in implementing our future expansion plans, in particular our plans for international expansion and overseas sales, or in managing our growth.

A principal component of our future strategy is to continue to grow by expanding our production capacity and further developing our overseas sales. For example, as a part of our international expansion strategy, in April 2008, we established our wholly-owned subsidiary, Houston OCTG Group, Inc., in Houston, Texas. Our future growth will depend on a number of factors, including, but not limited to, our ability to manage expansion and overseas operations, obtain any required financing, achieve operational efficiency, and secure sufficient access to raw materials. Some of these factors are beyond our control. As a result, we may not be able to successfully manage our growth or expand our operations, which could have a material adverse effect on our business, financial condition and results of operations.

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

Our international expansion focuses are mature markets in terms of OCTG production. In order for us to succeed, we need to take market share away from the existing suppliers of seamless OCTG in these markets. We cannot assure you that we will be able to do so in these competitive markets.

Moreover, our plans for international expansion may be hindered by the following:

▪

cultural differences and other difficulties in staffing and managing overseas operations;

▪

inherent difficulties and delays in contract enforcement and collection of receivables through the use of foreign legal systems;

▪

volatility in currency exchange rates;

▪

the risk that foreign countries may impose withholding taxes (or otherwise tax our foreign income or place restrictions on repatriation of profit);

▪

the risk of barriers, such as anti-dumping and other tariffs or other restrictions being imposed on foreign trade;

▪

changes in the political, regulatory, or economic conditions in a foreign country or region; and

▪

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

Our future success is dependent on the efforts, performance and abilities of key members of our management team, particularly Mr. Piao Longhua, our chairman and chief executive officer. Mr. Piao founded our company and has extensive industry experience. We do not maintain key person insurance on any of our management personnel. As the OCTG industry in the PRC becomes more competitive, we expect the competition for management and other skilled personnel to intensify. Failure to attract and retain qualified employees or the loss of any member of our senior management may result in a loss of organizational focus, poor operating execution or an inability to identify and execute potential strategic initiatives such as overseas expansion and new product offerings. This could, in turn, materially and adversely affect our business, financial condition and results of operations.

Our business relies on our ability to retain and attract experienced sales staff and our ability to maintain and expand our existing sales networks both domestically and overseas.

Our experienced sales staff constitutes an essential part of our business. In the domestic PRC market, our sales staff possesses strong technical backgrounds in the OCTG industry, which enable them to provide and deliver on-site technical support to our customers. We rely on our four sales offices located in the Daqing, Changqing, Xinjiang and Sichuan oilfields to directly sell our products to the major oilfields in the PRC. In addition to providing on-site services to our customers throughout the sales process and after-sales support, our sales staff also helps us maintain good relationships with our customers. Internationally, we sell our products through our distributors and sales agents. The loss of services of any of our experienced sales staff without timely replacement, the inability to attract and retain sales personnel, or the loss of any of our major distributors or sales agents may have an adverse effect on our business. If we are unable to maintain our existing sales network, our operations may be materially and adversely affected.

We depend on a limited number of suppliers for a majority of our raw material requirements, and interruption of raw material delivery could prevent us from delivering our products in a timely manner to our customers in the required quantities, and in turn result in order cancellations, decreased revenue and loss of market share.

Our operations depend on our ability to obtain adequate and quality supplies of our primary raw materials, namely, round steel billets and green pipes, in a timely manner. If our suppliers fail to meet our quality standards or our quantity demands, our production and sales volume and our results of operation may be adversely affected. Through our upstream acquisition of Mengfeng Special Steel Co., Ltd., or Mengfeng, from Hebei Bishi Industry Group Co., Ltd., or Hebei Bishi, in July 2008, we expect to stabilize the supply, quality and cost of our raw materials. However, before our own steel manufacturing facilities are substantially utilized, we will continue to rely on major suppliers to supply round billets to us . See “Item 4. Information on the Company—B. Business Overview—Manufacturing—Suppliers of raw materials.” We cannot guarantee that our long-term arrangements with these suppliers will provide us with a reliable supply of raw materials. If there is any supply shortage, we may be unable to deliver our products in a timely manner to our customers in the required quantities, which in turn could result in order cancellations, decreased revenue and loss of market share.

We may be unable to prevent possible resales or transfers of our products to countries, governments, entities, or persons targeted by United States economic sanctions, especially when we sell our products to distributors over which we have limited control.

The U.S. Department of the Treasury’s Office of Foreign Assets Control, or OFAC, administers certain laws and regulations, or U.S. Economic Sanctions Laws, that impose restrictions upon U.S. persons and, in some instances, foreign entities owned or controlled by U.S. persons, with respect to activities or transactions with certain countries, governments, entities and individuals that are the subject of U.S. Economic Sanctions Laws, or Sanctions Targets. U.S. persons are also generally prohibited from facilitating such activities or transactions. We believe that U.S. Economic Sanctions Laws under their current terms are not applicable to our activities; however, we have nonetheless decided to adopt commercially reasonable measures to prevent any sales of our products to Sanctions Targets. If we become subject to U.S. Economic Sanctions Laws, a violation of these laws and regulations could subject us to fines, penalties and other sanctions. In the three years ended December 31, 2008, we did not have any direct sales to Sanctions Targets. However, we sell our products in international markets primarily through independent non-U.S. distributors who are responsible for interacting with the end customers of our products. We have limited control over these independent non-U.S. distributors, and these distributors may breach their covenant to us not to resell our products to Sanctions Targets. In addition, we do not always know the end customers to whom our distributors resell our products. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Internal control over distribution of our products.” Although we have adopted a written policy to prevent future direct or indirect sales to Sanctions Targets and have begun to implement internal control mechanisms to enforce such policy when possible, we cannot assure you that our measures will be able to prevent future sales or resales of our products, directly or indirectly, to Sanctions Targets.

If our products are sold or re-sold, directly or indirectly, to Sanctions Targets, we may fail to comply with U.S. Economic Sanctions Laws and we may be subject to civil or criminal penalties and other remedial measures, which could have an adverse impact on our business, results of operations, financial conditions and liquidity. In addition, our reputation could be adversely affected, some of our U.S. investors may be required to sell their interests in our company under the laws of certain U.S. states or under internal investment policies or may decide for reputational reasons to sell such interests, and some U.S. institutional investors may forego the purchase of our ADSs, all of which could materially and adversely affect the value of our ADSs and your investment in us.

If we are unable to continue developing our production technology or adopt new production technology, our business and prospects may be harmed.

The OCTG industry is competitive and the production technology underlying the industry is evolving. As customers’ needs, related technologies and market trends are subject to change, we cannot assure you that we will be able to correctly predict the trends in a timely manner, develop or adopt competitive technology on a timely basis, or respond effectively to competitive industry conditions and changing customer demands.

Responding and adapting to technological developments and changes in the OCTG industry and the integration of new technologies or industry standards may require substantial investment of resources, time and capital. Even if we implement such measures, there can be no assurance that we will succeed in adequately responding and adapting to such technological and industry changes. In the event that we are unable to respond successfully to technological and industry changes, our business, results of operations and competitiveness may be materially and adversely affected.

Failure to protect our intellectual property rights may materially and adversely affect our competitive position and operations, and we may be exposed to infringement or misappropriation claims by third parties.

Our success is in part attributable to the technologies, know-how and other intellectual properties that we have developed or acquired. See “Item 4. Information on the Company—B. Business Overview—Intellectual property rights” for information relating to our patents and trademarks. Although we rely upon a combination of trade secrets, confidentiality policies, non-disclosure and other contractual arrangements, and patent and trademark laws to protect our intellectual property rights, there can be no assurance that the steps we have taken to protect our intellectual property rights are adequate to prevent or deter infringement or other misappropriation of our intellectual property. We may not be able to detect unauthorized uses or take appropriate and timely steps to enforce our intellectual property rights. Any significant infringement of our proprietary technologies and processes or our intellectual property rights could weaken our competitive position and have an adverse effect on our operations. To protect our intellectual property rights, we may have to commence legal proceedings against any misappropriation or infringement. However, there can be no assurance that we will prevail in such proceedings. Furthermore, as we only hold PRC patents, if third parties manufacture and sell products using our technology outside of the PRC in competition against us, we would not have a legal cause of action against them.

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

Our OCTG products are sold primarily for use in oil and gas exploration, drilling and extraction activities. These activities are subject to inherent risks, including well failures, line pipe leaks and fires that could result in death, personal injury, property damage, pollution or loss of production, all of which could result in liability claims being made against us. We typically offer warranties on our products for a period of up to one year. During the warranty period, faulty products will be repaired or replaced by us, or returned to us. Actual defects or allegations of defects in our products may give rise to claims against us for losses and expose us to claims for damages. For instance, Wuxi Seamless Oil Pipes Company Limited, or WSP China, was sued as the manufacturer of certain casing pipes used in an alleged oil and gas well operation failure in Lavaca County, Texas. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal proceedings” for further information about this litigation. Any such claim, regardless merit, could cause us to incur significant costs, divert our management’s attention, harm our business reputation or cause significant disruption to our operations. Furthermore, we can provide no assurance that we will be able to successfully defend against such claims, and we do not have any product liability insurance covering our products, except insurance covering those products sold in North America. If any such claims were successful, we could be subject to substantial liabilities, which could materially and adversely affect our results of operations and our financial condition.

If disruptions in our transportation network occur or our shipping costs substantially increase, we may be unable to deliver our products in a timely manner and our cost of revenues could increase.

We are highly dependent upon transportation systems, including train, truck and ocean shipping, to deliver our products. The transportation network is potentially exposed to disruption from a variety of causes, including labor disputes or port strikes, acts of war or terrorism and natural disasters. If our delivery times or our shipping costs increase unexpectedly for any reasons, our revenues and results of operation could be materially and adversely affected.

Our growth strategies require significant capital investments and may require us to seek external financing, which may not be available on terms favorable to us.

Our business operations and growth strategies require substantial capital investments, the availability of which depends on our ability to generate cash flow from operations, borrow funds on satisfactory terms and raise funds in the capital markets. Our ability to arrange for financing to support our capital expenditures and the cost of such financing are dependent on numerous factors, including general economic and capital markets conditions, interest rates and credit availability from banks or other lenders, many of which are beyond our control. In addition, increases in interest rates or failure to obtain external financing on terms favorable to us will affect our financing costs and our results of operations. We may not be able to obtain financing in amounts or on terms acceptable to us, if at all, especially in the current global credit and economic crisis, which may have an adverse effect on our operating results and financial condition.

Our financial leverage may hamper our ability to expand and may materially affect our results of operations.

We rely largely on operating cash flow and short-term borrowings for the working capital needs of our operations. As of December 31, 2008, our total bank and other borrowings amounted to $337.4 million, of which $262.8 million were short-term bank borrowings. From time to time, we will be required to repay our short-term borrowings and, as a result, we may need to allocate a portion of our cash flow to meet these obligations. This could impair our ability to make necessary capital expenditures, develop business opportunities or make strategic acquisitions. Our ability to make scheduled payments under our financing agreements and any future financing transactions and our ability to refinance our debts, if necessary, will depend, among other things, on our future operating performance. We cannot assure you that our business will generate sufficient cash flow from operations in the future to service our debts and make necessary capital expenditures, in which case we may seek additional financing, dispose of certain assets or seek to refinance some or all of our debts. We cannot assure you that any of these alternatives can be implemented on satisfactory terms, if at all, or without breach of the terms and conditions of existing or future financing transactions. Some of our borrowings are secured by significant amounts of our assets. In the event that we are unable to meet our liabilities when they are due or if our creditors take legal action against us for payment or request payment before the normal maturity date, we may have to liquidate our assets to repay our creditors. We may have difficulty converting our long-term assets into current assets in such a situation and may suffer losses upon the sale of our long-term assets. This would materially and adversely affect our operations and prevent us from successfully implementing our business strategy.

Our ability to distribute future dividends will be subject to various factors, some of which are beyond our control, and we may not be able to fulfill our dividend policy in the future.

In March 2009, we declared a cash dividend in the amount of US$0.15 per ordinary share, or US$0.30 per ADS, and an one-time special cash dividend in the amount of US$0.225 per ordinary share, or US$0.45 per ADS, out of our annual profits for the years ended December 31, 2007 and 2008. At the same time, our board confirmed that it intended to declare annual dividend in the range of 30% to 50% of our annual profit going forward. Our ability to distribute future dividends will be subject to various factors including, but not limited to, available cash and distributable reserves, investment requirements, and cash flow and working capital requirements, as well as the withholding tax obligations for dividend distribution under the PRC tax taw. These factors depend on other factors that are beyond our control, including a possible economic downturn and delays in the payments made by customers. If we encounter any of these problems or others, we may not be able to declare and pay dividends in the future as currently planned.

We are not required to pay dividends. Our shareholders or ADSs holders also do not have contractual or other rights to require us to pay dividends. Our board may decide at any time, in its discretion, to decrease the amount of dividends under the dividend policy, change or revoke our dividend policy, or discontinue any payment of dividends.

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

Further, our dividend policy, to the extent implemented, will significantly restrict our cash reserves and may adversely affect our ability to fund unexpected capital expenditures. We may be required to borrow money or raise capital by issuing equity securities, which we may not be able to do so on attractive terms or at all.

If we are unable to fulfill our dividend policy, or pay dividends at levels anticipated by investors, the market price of our ADSs may be negatively affected and the value of your investment may be reduced.

We may not be successful in our future acquisitions and investments.

If we are presented with appropriate opportunities, we may acquire additional businesses or assets as part of our growth strategy. Future acquisitions, investments and joint ventures may expose us to potential risks, and the success of our acquisitions, investments and joint ventures depend on a number of factors, including:

▪

our ability to identify suitable opportunities for acquisitions, investments or joint ventures;

▪

whether we are able to reach an acquisition, investment or joint venture agreement on terms that are satisfactory to us;

▪

the extent to which we are able to exercise control over the acquired company or business;

▪

the economic, business or other strategic objectives and goals of the acquired company or business compared to those of our company;

▪

the diversion of management attention and resources from our existing business;

▪

our ability to finance the acquisition, investment or joint venture; and

▪

our ability to integrate successfully the acquired company or business.

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

We are subject to reporting obligations under the U.S. securities law. The Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, has adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which must also contain management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must attest to the effectiveness of the company’s internal control over financial reporting. These requirements first apply to our annual report on Form 20-F for this fiscal year ended December 31, 2008.

Our management has concluded that our internal control over financial reporting is effective as of December 31, 2008. If we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could result in the loss of investor confidence in the reliability of our financial conditions which in turn could negatively impact the trading price of our ADSs, result in lawsuits being filed against us by our shareholders or otherwise harm our reputation. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

Our business is substantially dependent on the continuing devotion of our chairman and chief executive officer, and our business may be materially and adversely affected if we lose his service.

Mr. Piao Longhua, our chairman and chief executive officer, is a director and controlling shareholder of several private companies, including Eastar Industries, Inc., Expert Master Holdings Limited, or EMH, Lianyungang Eastar Photonics Technologies Co., Ltd., Regalia Investments Holdings Ltd., WSP Canada Ltd., WSP Pipe LLC., Wuxi Huayi Investment Company Limited, Wuxi Longhua Steel Pipes Company Limited, Cambodia Huayi Mining Co., Ltd. and Cambodian WS Mining Industry Holding Ltd. We cannot assure you that Mr. Piao will be able to devote substantially all of his time to our business given his duties to other companies. The changing business environment may demand more of his time outside of our company. For example, in November 2007, EMH completed a round of financing and loaned the money to Mr. Piao in relation to his purchase of a controlling equity interest in Cambodia Iron and Steel Mining Industry Group, an iron ore mining company, and Mr. Piao became a director of that company. In addition, although none of these companies currently engages in the production and sale of OCTG products, we cannot assure you that they will not enter into such business in the future. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Code of business conduct and ethics” for more details on our code of business conduct and ethics with respect to conflict of interests. If Mr. Piao is not able to devote a substantial amount of his time to our business, or if any dispute arises between Mr. Piao and us, we cannot assure you that we will be able to find a suitable replacement in a timely manner or at all, and our business may be adversely and materially affected.

Control or significant influence by our existing shareholders may limit your ability to affect the outcome of decisions requiring the approval of shareholders.

EMH owns approximately 50.6% of our issued share capital as of the date of this annual report. Mr. Piao, our chairman and chief executive officer, is the sole shareholder of EMH, and has control over our business, including matters relating to our management and policies and certain matters requiring the approval of our shareholders, such as election of directors, approval of significant corporate transactions and the timing and distribution of dividends. Furthermore, our articles of association contain a quorum requirement of at least a majority of our total outstanding shares present in person or by proxy. EMH, with an aggregate shareholding sufficient to constitute a quorum, could approve by itself actions that require a majority vote at shareholder meetings, which may not be in the best interest of our other shareholders. Furthermore, UMW China Ventures (L) Ltd., or UMW Ventures, which beneficially owns approximately 22.3% of our issued share capital as of the date of this annual report will have significant influence over our business. UMW Ventures is a wholly-owned subsidiary of UMW Holdings Berhad, or UMW. Our vice chairman, Abdul Halim bin Harun, was nominated by UMW. To the extent the interests of EMH or UMW conflict with the interests of other shareholders, the interests of other shareholders may be disadvantaged and harmed. Moreover, we have in the past entered into related party transactions with affiliates of EMH and UMW, and we expect to continue to enter into related party transactions, subject to our audit committee’s review and approval, if applicable.

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

We may not be able to obtain the necessary PRC government authorization, the land use rights certificate or the building ownership certificate for some of our properties and plants.

Pursuant to a contract entered into in July 2008 with Hebei Bishi, WSP China acquired Mengfeng, a company located in Inner Mongolia, China. However, we have not obtained the necessary PRC government authorization for Mengfeng’s blast furnace project, the land use rights certificate for a piece of property of approximately 292,585 square meters and any of the ownership certificates for Mengfeng’s buildings. In addition, we do not have the land use rights certificate or the building ownership certificate for plants or facilities owned by four of our other subsidiaries with a gross floor area of approximately 486,407 square meters. We are in the process of obtaining PRC government authorization, the land use rights certificate or the building ownership certificate for these properties. However, there is no assurance that we will be able to obtain them. If we fail to obtain such authorization or certificates in a timely manner, or at all, we may be subject to severe penalties and fines, which could materially and adversely affect our financial condition and results of operations.

We are subject to litigation proceedings brought by third-parties. If any of the proceedings against us is successful, it may have an adverse effect on our financial condition and operating results.

In December 2008, SB International, Inc., a Texas corporation, brought a case in a district court in Dallas County, Texas, against us, Mr. Longhua Piao and certain others, alleging that, among other things, the defendants interfered with the plaintiff’s contracts and business relations with its customers. There is no specific amount of damages claimed in the petition. Separately, there is another lawsuit brought against us in a district court in Lavaca County, Texas, alleging that we supplied defective products for a failed operation in an oil and gas well. We believe that the allegations in both cases are without merit and we intend to vigorously defend ourselves against the claims. The outcome of the two cases, like other litigation proceedings, is uncertain. We cannot assure you that in the future we will not be subject to litigation proceedings brought by third-parties arising from our operations or products. Regardless of their merit, litigation and other preparations undertaken to defend such cases can be costly, and we may incur substantial costs and expenses in doing so. They may also divert the attention of our management from our business and operations. If any of the cases against us is successful, it may result in substantial monetary liabilities, which may have a material adverse effect on our financial condition and operating results.

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

We conduct our business primarily through our subsidiaries in China. PRC laws and regulations govern our operations in China. Our subsidiaries are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws applicable to wholly foreign-owned enterprises. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value.

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

PRC regulations relating to offshore investment activities by PRC residents may increase our administrative burden and restrict our domestic, overseas and cross-border investment activity. If our shareholders who are PRC residents fail to make any required applications and filings under such regulations, we may be unable to distribute profits and may become subject to liability under PRC laws.

In October 2005, the PRC State Administration of Foreign Exchange, or SAFE,  issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or SAFE Circular 75. According to SAFE Circular 75, prior to establishing or assuming control of an offshore enterprise for the purpose of financing that offshore enterprise with assets or equity interests in an onshore enterprise in the PRC, each PRC resident, whether a natural or legal person, must complete certain overseas investment foreign exchange registration procedures with the relevant local SAFE branch. An amendment to the registration with the local SAFE branch is required to be filed upon certain prescribed events. To further clarify the implementation of SAFE Circular 75, SAFE issued another circular on May 29, 2007, which requires PRC subsidiaries of an offshore enterprise governed by SAFE Circular 75 to coordinate and supervise the filing of SAFE registrations in a timely manner by the offshore holding company’s shareholders who are PRC residents. If these shareholders fail to comply, the PRC subsidiaries are required to report to the local SAFE authorities. If our shareholders who are PRC citizens or residents do not complete their registration with the local SAFE authorities, our PRC subsidiaries will be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries.

We are committed to complying, and to ensuring that our shareholders who are PRC citizens or residents, comply with the SAFE Circular 75 requirements. However, we may not at all times be fully aware or informed of the identities of all our beneficial owners who are PRC citizens or residents, and we may not always be able to compel our beneficial owners to comply with the SAFE Circular 75 requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC citizens or residents will at all times comply with, or in the future make or obtain any applicable registrations or approvals required by, SAFE Circular 75 or other related regulations. In the event that a PRC shareholder with a direct or indirect stake in an offshore parent company fails to make the required SAFE registration, the PRC subsidiaries of that offshore parent company may be prohibited from making distributions of profit to the offshore parent and from paying the offshore parent proceeds from any reduction in capital, share transfer or liquidation in respect of the PRC subsidiaries. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for foreign exchange evasion.

One of our current beneficial owners, Mr. Piao Longhua, who is a PRC resident, has registered with the local SAFE branch as required under these regulations relating to offshore investment activities. However, the failure of Mr. Piao to timely amend his SAFE registrations pursuant to regulations or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures may subject such beneficial owners to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute dividends to our company or otherwise adversely affect our business.

The regulations on mergers and acquisitions of PRC enterprises may delay or inhibit our ability to complete certain mergers and acquisitions which could affect our ability to expand our business or maintain our market shares.

On August 8, 2006, six PRC regulatory agencies, namely, the PRC Ministry of Commerce, the State Assets Supervision and Administration Commission, or SASAC, the State Administration for Taxation, the State Administration for Industry and Commerce, the China Securities Regulatory Commission, or CSRC, and SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rule which became effective on September 8, 2006. Among other things, this New M&A Rule, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In the future, we may grow our business in part by acquiring complementary businesses. Complying with the requirements of the New M&A Rule to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

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

Our financial statements are expressed in U.S. dollars. The functional currency of WSP Holdings is U.S. dollars and the functional currency of our PRC operating subsidiaries is Renminbi. The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy caused the Renminbi to appreciate approximately 21.5% against the U.S. dollar over the following three years. Since reaching a high against the U.S. dollar in July 2008, however, the Renminbi has traded within a narrow band against the U.S. dollar and has fluctuated sharply since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. It is difficult to predict how long the current situation may last and when and how it may change again.

A substantial portion of our sales is denominated in U.S. dollars and Renminbi, while substantially all of our costs and expenses are denominated in Renminbi. As a result, appreciation of Renminbi could increase our costs. If we were to increase our prices to compensate for the increased costs, we may decrease the market competitiveness of our products. This could result in a decrease in our international sales and materially and adversely affect our business.

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

There are only limited hedging transactions available in the PRC to reduce our exposure to exchange rate fluctuations. From time to time, we entered into foreign currency forward contracts to limit the effects of foreign exchange rate fluctuations on our financial results. However, the availability and effectiveness of these transactions may be limited and we may not be able to successfully hedge our exposure.

Our business benefits from certain PRC government incentives, and expiration of, or changes to, these incentives could have a material adverse effect on our results of operations.

The PRC government has provided various incentives to foreign invested enterprises. Based on an approval in September 2008 and effective retrospectively from January 1, 2008, WSP China was classified as a “high and new technology enterprise” by the Chinese government. This classification allows WSP China to enjoy a preferential tax rate of 15% instead of the general 25% income tax rate until December 31, 2010. We cannot assure you that when the current preferential income tax rate treatment expires, WSP China will continue to qualify as a “high and new technology enterprise” and enjoy the benefit from the preferential tax rate. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Taxation” for more details.

Furthermore, value-added tax, or VAT, in China is charged on sales based on the sales price of our products to customers at a general rate of 17%. We are deemed to have paid a 4% VAT tax based on the general rate minus a 13% VAT refund on export sales, which we are entitled to receive immediately upon filing the VAT returns. In July 2007, the PRC tax authorities have reduced such refund to 5% for certain steel products, which did not include seamless OCTG products. However, there is no assurance that the rate of refund for seamless OCTG products will not be reduced by the PRC tax authorities in the future, and a decrease of the refund will have a material adverse effect on our results of operations.

We may be treated as a resident enterprise for PRC tax purposes under the New Tax Law, which may subject us to PRC income tax for our income originated both within and outside the PRC and PRC income tax withholding for any dividends we pay to our non-PRC shareholders.

Under the New Tax Law, enterprises established under the laws of non-PRC jurisdictions, but whose de facto management body is located in the PRC, may be treated as “resident enterprises” for PRC tax purposes. The implementing rules of the New Tax Law define de facto management as having substantial and overall management and control over the production and operations, personnel, accounting, and properties of the enterprise. Based on our analysis of the current facts, we believe that WSP Holdings and its subsidiary, First Space Holdings Limited, or FSHL, should not be treated as resident enterprises for PRC tax purposes. However, the New Tax Law and its implementing rules are ambiguous in terms of some definitions, requirements and detailed procedures, and currently no official interpretation or application of this new resident enterprise classification is available. Therefore, it is unclear as to how tax authorities will determine tax residency based on the facts of each case. For the years ended December 31, 2007 and 2008, our calculation of income taxes generally reflects our status as a non-China tax resident company. If the PRC governmental authorities hold that WSP Holdings or FSHL should be treated as a resident enterprise for PRC tax purposes after January 1, 2008, the effective date of the New Tax Law, our worldwide income will be subject to PRC income tax at the 25% uniform tax rate, which will include any dividend income we receive from our subsidiaries, unless such dividend income is otherwise exempted from taxable income under the New Tax Law. If we are required to pay income tax for dividends we receive from our subsidiaries, it will materially and adversely affect our financial condition and results of operations.

Moreover, unlike the previous PRC tax law, which specifically exempts withholding tax on any dividends payable to non-PRC shareholders, the New Tax Law and its implementing rules provide that a withholding tax rate of 10% will be applicable to dividends payable to non-PRC shareholders that are derived from sources within the PRC, unless a tax treaty exists between the PRC and the relevant jurisdictions where such non-PRC shareholders reside and such treaty provides for a reduction or exemption of the relevant tax. Similarly, any gain realized on the transfer of ADSs or shares by non-PRC investors may be also subject to a 10% withholding tax if such gain is regarded as income derived from sources within the PRC. We are a Cayman Islands holding company and our income mainly comes from dividends we receive from our subsidiaries, primarily from those located in the PRC. Due to the lack of publicly available interpretations on this subject, there is uncertainty as to whether the dividends we pay to our non-PRC shareholders or the gain you may realize from the transfer of our ordinary shares or ADSs will be subject to the 10% withholding tax. If we are required under the New Tax Law to withhold PRC income tax on such dividends, your investment in our ADSs may be materially and adversely affected.

We face risks related to natural calamities or health epidemics, which could disrupt our operations.

Our business could be materially and adversely affected by natural calamities or health epidemics such as swine influenza, avian influenza, severe acute respiratory syndrome or other epidemics. Any recurrence of natural calamities or epidemics in China or elsewhere may have a material and adverse effect on our business operations. Such recurrence may restrict our ability to travel or ship our products inside or outside of China, or may require us to temporary close our manufacturing facilities. Such closures or travel or shipment restrictions would severely disrupt our business operations and adversely affect our results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of swine influenza, avian influenza or any other epidemics.

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

We believe that we should not be treated as a passive foreign investment company, or PFIC, for the taxable year that ended December 31, 2008. However, we must make a separate determination each year as to whether we are a PFIC, and accordingly, even if we are not a PFIC for the taxable year that ended December 31, 2008 our PFIC status may change, for example, as a result of a decrease in our gross profit from the sale of our goods as a percentage of our gross income or as a result of fluctuations in our ordinary share price. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets is attributable to assets that produce or are held for the production of passive income. If we were treated as a PFIC for any taxable year during which a U.S. person held an ADS or an ordinary share, certain adverse U.S. federal income tax consequences could apply to that U.S. person. See “Item 10. Additional Information—E. Taxation — United States federal income taxation — Passive foreign investment company.”

Item 4.

INFORMATION ON THE COMPANY

A.

History and Development of the Company

We are a holding company incorporated in the Cayman Islands and conduct substantially all of our operations through our subsidiaries in China. Wuxi Seamless Oil Pipes Company Limited, or WSP China, was initially set up as a Sino-foreign joint venture under PRC laws in November 1999. WSP China underwent a series of corporate reorganizations and, in August 2006, became a wholly-owned subsidiary of First Space Holdings Limited, or FSHL, a company incorporated in the British Virgin Islands. In preparation for our initial public offering, WSP Holdings was incorporated in the Cayman Islands in November 2006. WSP Holdings was owned 69.4% and 30.6% by Expert Master Holdings Limited, or EMH, and UMW China Ventures (L) Ltd., or UMW Ventures, respectively, at the time of its incorporation. EMH is wholly owned by our chairman and chief executive officer, Mr. Longhua Piao, or Mr. Piao, and UMW Ventures is an indirect wholly-owned subsidiary of UMW Holdings Berhad, or UMW. In December 2006, WSP Holdings acquired the entire share capital of FSHL from its shareholders through a share exchange, and WSP Holdings became the ultimate holding company of our businesses.

In January 2007, we and three other investors established WSP Industries Canada Inc., or WSP Industries, in British Columbia, Canada. As part of our international expansion strategy review, we have decided to dissolve and liquidate WSP Industries and are in the process of doing so.

In April 2008, FSHL and Liaoning Steel Pipe Co., Ltd., or Liaoning Pipe, established Liaoyang Seamless Oil Pipes Co., Ltd., or Liaoyang Seamless, a limited liability company with registered capital in the amount of $40 million, in Liaoyang, Liaoning province, China. FSHL holds a 70% equity interest in Liaoyang Seamless. The purpose of Liaoning Pipe is to manufacture finished OCTG products.

In April 2008, WSP China established a wholly-owned subsidiary, Songyuan Seamless Oil Pipes Co., Ltd., or Songyuan Seamless, in Songyuan, Jilin province, China. The purpose of Songyuan Seamless is to manufacture finished OCTG products.

In April 2008, FSHL established a wholly-owned subsidiary, Houston OCTG Group, Inc., or Houston OCTG, in Houston, Texas, United States. The purpose of Houston OCTG was to serve as our sales office for the North and South American markets. We may consider building a OCTG production line in Houston OCTG.

In July 2008, WSP China entered into a contract with Hebei Bishi to acquire 100% equity ownership of Tuoketuo County Mengfeng Special Steel Co. Ltd., or Mengfeng, in Tuoketuo county, Inner Mongolia Autonomous Region, China. Mengfeng was approved as a seamless steel pipe manufacturer and its current primary business is to provide raw materials for our subsidiaries in China.

In October 2008, WSP China established two new wholly-owned subsidiaries, Bazhou Seamless Oil Pipes Company Limited, or Bazhou Seamless, and Luntai County Longhua Mining Industrial Co., Ltd., or Luntai Mining, in Kuerle, Xinjiang Autonomous Region, China. The purpose of these two companies is to manufacture finished steel products.

The following diagram illustrates our corporate structure as of the date of this annual report.

(1)

The remaining 30% of WSP Industries is owned 10% each by Mr. Ling Li, Mr. Michael Liu and Mr. Larry Wang. We are in the process of liquidating WSP Industries.

(2)

The remaining 30% of Liaoyang Seamless is owned by Liaoning Steel Pipe Co., Ltd., or Liaoning Pipe.

(3)

Pursuant to an agreement WSP China entered into on July 24, 2008 with Hebei Bishi, WSP China agreed to acquire a 100% equity interest of Mengfeng for a consideration of $40.5 million to be settled in two installments. As of the date of this annual report, we have paid the first installment and hold 51% equity interest of Mengfeng. When all closing conditions are met and the transaction closes, Mengfeng will become a wholly-owned subsidiary of WSP China.

(4)

The remaining 30% of Jiangsu Fanli is owned by Mr. Cheng Huang (24%), Mr. Xiang Huang (4%) and Mr. Jianming Gu (2%).

Our principal executive offices are located at No. 38 Zhujiang Road, Xinqu, Wuxi, Jiangsu Province, People’s Republic of China. Our telephone number at this address is (86 510) 8522 6351 and our fax number is (86 510) 8522 6351.

Investor inquiries should be directed to us at the address and telephone number of our principal executive offices set forth above. Our website address is www.wsphl.com. The information contained on our website does not form part of this annual report. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, 13th Floor, New York, New York 10011, the United States.

B.

Business Overview

We are a leading Chinese manufacturer of seamless OCTG, including casing, tubing and drill pipes used for oil and natural gas exploration, drilling and extraction. We sell our products in both domestic and international markets. In China, we target sales of our products primarily at leading Chinese oil companies. For instance, in 2008, we were the second largest OCTG supplier to China National Petroleum Corporation, or CNPC, and one of the two China-based non-API suppliers to China Petroleum & Chemical Corporation, or Sinopec. In the international markets, we have established an extensive overseas customer base, covering oilfields in North America, the Middle East, Asia, Africa and Russia.

We offer a comprehensive range of seamless OCTG products to our customers. Our product portfolio can generally be divided into two categories:

▪

API products, which are products manufactured according to the standards formulated by the American Petroleum Institute, or API; and

▪

non-API products, which are products tailor-made to meet our customers’ specifications, and that are generally manufactured to a higher standard than API products.

To offer our customers a one-stop-shop solution for their OCTG requirements for oil and gas drilling and extraction, we focus our research and development efforts on producing higher margin, higher value-added non-API products. We have developed six series of non-API products that are suitable for challenging drilling conditions, including deep or super-deep wells, high temperature, highly pressurized and highly corrosive conditions. For example, our non-API products have been used in wells with a depth of over 7,800 meters in Puguang gas fields in Sichuan Province, China. Sales of our non-API products as a percentage of net revenues increased from 11.3% in 2006 to 31.5% in 2007 and 32.3% in 2008. For the same periods, sales of API products accounted for 81.6%, 59.7% and 55.4%, respectively, of our net revenues.

As of December 31, 2008, our key operating assets included ten threading lines and two drill pipe production lines with an aggregate annual production capacity of approximately 744,000 tonnes of seamless OCTG. Our production capacity was approximately 452,000 tonnes as of December 31, 2006 and 584,000 tonnes as of December 31, 2007. In addition, since 2006, we have acquired or constructed three production lines with an aggregate annual production capacity of 650,000 tonnes for the manufacturing of green pipes, which are semi-finished pipes that can be further processed into end-products. We plan to expand our manufacturing facilities with the establishment of a production facility in Houston, Texas and additional production facilities in China.

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

We have grown significantly in recent years. In 2006, 2007 and 2008, our net revenues were $366.5 million, $483.8 million and $912.1 million, respectively, representing a compound annual growth rate, or CAGR, of 57.8%. In the same periods, our net income was $58.9 million, $74.6 million and $99.3 million, respectively, representing a CAGR of 29.9%.

Our industry

Overview of seamless OCTG

OCTG refer to a group of pipe and other tubular products used in the exploration, drilling and extraction of oil, gas and other hydrocarbon products. OCTG mainly consist of casing, tubing and drill pipes. Unless otherwise indicated, discussions relating to OCTG in this annual report are limited to these three types of OCTG:

▪

Casing.    Casing pipes serve as the structural retainer for the walls of oil and gas wells, or wellbore. Casing pipes are ordinarily produced with outside diameter sizes of 114.3 mm to 508.0 mm. Casing pipes are inserted into a well bore and cemented in place to protect both subsurface formations and the wellbore.

▪

Tubing.    Tubing pipes are steel tubes suspended inside casing pipes that are used to convey oil or gas to the surface. Tubing pipes typically have diameters of 60.3 mm to 114.3 mm.

▪

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

▪

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

▪

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

The table below sets forth our net revenues attributable to the two product categories for the periods indicated.

	For the year ended December 31,
	2006	2007	2008
API net revenues (in thousands)	$299,158	$288,607	$505,346
Sales volume (tonnes)	288,116	264,407	355,215
Average sales price	$1,038	$1,092	$1,423
Non-API net revenues (in thousands)	$41,311	$152,386	$294,776
Sales volume (tonnes)	22,910	93,467	154,114
Average sales price	$1,803	$1,630	$1,913

We manufacture three major types of seamless OCTG, namely casing, tubing and drill pipes, all of which are used extensively in the oil and gas industries. The three major types of OCTG that we manufacture are described in detail below.

▪

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

▪

Tubing.    Tubing is a pipe used for the transportation of crude oil and natural gas from the oil or gas layer to the surface after drilling has been completed. Tubing must be made to withstand the pressure generated from the extraction process. Tubing is manufactured in the same way as casing, except that an additional process known as “upsetting” is applied to thicken the pipes.

▪

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

For international sales, we currently rely mainly on distributors in major international markets to sell our products in oil and gas fields. We rely to a lesser extent on sales agents in overseas markets. As part of our after-sales support function, we send our technicians overseas to our customers’ locations upon request. In 2006, 2007 and 2008, international sales accounted for approximately 50.9%, 57.6% and 65.3%, respectively, of our net revenues.

Customers

We have adopted a customer-oriented approach to sales and marketing and strive to provide high-quality customer support, including after-sales support. We believe our approach has enabled us to establish long-standing customer relationships with a broad customer base across major oilfields in China, including Daqing, Changqing, Xinjiang, Sichuan and Yanchang oilfields. The Daqing, Changqing, Xinjiang and part of Sichuan oilfields are operated by China National Petroleum Corporation, or CNPC. We were the second largest OCTG supplier to CNPC in 2008 and one of the two China-based non-API suppliers to China Petroleum & Chemical Corporations, or Sinopec.

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

Sales of our products are typically conducted either through purchase orders or sales contracts with a term less than six months. We typically offer a warranty on our products for up to one year. During the warranty period, we will repair or replace faulty products. In certain situations, we agree to indemnify direct loss caused by faulty products. In 2006, 2007 and 2008, we had only insignificant warranty claims and no faulty goods returned.

In 2006, 2007 and 2008, sales to our five largest customers accounted for approximately 60.5%, 55.8% and 46.5%, respectively, of our net revenues. Sales to CNPC accounted for 22.1% and 23.7% of our net revenues for the years ended December 31, 2007 and 2008, respectively. Sales to SB International Inc. and Sinopec accounted for 16.1% and 10.0%, respectively of our net revenues for the year ended December 31, 2007. Other than CNPC, no other customer accounted for over 10.0% of our net revenues in 2008. The following table lists our five largest customers for the periods indicated.

Largest customers	Location
2006
CNPC(1)	PRC
SB International Inc.(2)	United States
Sinopec	PRC
Malaysia International Trading Corporation (Japan) SDN. BHD.(2)	Malaysia
UMW Oilfield International Trading (Labuan) Ltd(2)	Malaysia
2007
CNPC(1)	PRC
SB International Inc.(2)	United States
Sinopec	PRC
Tubetech Private Limited (2)	Singapore
Hong Kong Richie Sweet Co., Ltd (2)	Hong Kong
2008
CNPC(1)	PRC
SNT Services Inc.(2)	United States
SB International Inc.(2)	United States
Sinopec	PRC
Pipeco Services (2)	United States

(1)

Contracts are typically entered into separately with the oilfields controlled by CNPC.

(2)

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

Logistics

We usually deliver our finished products to customers in China by train or by truck in circumstances requiring urgent delivery. Our deliveries overseas are primarily made by ship. We have engaged a number of overseas shipping agents to transport our finished products overseas. For short-distance delivery of our products, for example, from our site to train stations, we have entered into a transportation framework agreement with Wuxi Quanhua Material Co., Ltd., or Quanhua Material, a related party. Under this agreement, Quanhua Material agreed to provide transportation services to us for a fee that is negotiated based on the prevailing market price. This agreement will expire on December 31, 2009 and will be automatically renewed for another term of three years unless either party gives three months termination notice prior to the expiration of the term.

Wuxi has a well-developed transportation infrastructure and an easy access to port facilities and railroads. Wuxi is located on both the Shanghai-Nanjing expressway and the Shanghai-Nanjing rail line. The Hangzhou-Beijing Grand Canal also flows through Wuxi. We have a 20,000-square-meter logistics center in Wuxi.

We procure our raw materials from Wuxi and other provinces in China. Raw materials from Wuxi are usually delivered to our facilities by truck or barge, while raw materials from other provinces are usually delivered to us by train or ship.

Manufacturing

The following diagram illustrates our manufacturing process.

OCTG Manufacturing process

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

Round steel billets can be manufactured into green pipes through either the hot-rolling process or the cold-draw process. For the hot-rolling process, the round steel billets are first heated to the required temperature, then a hole is pierced length-wise through each individual round steel billet. The pierced round steel billet then undergoes an elongation process to round the pierced hole into the required circular shape. After that, it is reheated to standardize the durability of each pipe through a process called “stretch reducing.” For the cold-draw process, the round steel billets are similarly heated and a hole is pierced, but the resulting steel pipe is elongated and shaped through a cold-draw process that uses a mold. The pipes are then straightened and cut into standard lengths of 9.3 meters to 13 meters. Finally, the pipes are subject to various inspections, including size inspections, surface inspections, and non-destructive and hydrostatic tests, before being classified as green pipes or line pipes.

Tubing and casing production process. For the manufacture of tubing, green pipes undergo an “upsetting” process to thicken the walls of the pipes. Apart from this step, the manufacture of tubing and casing is identical. First, green pipes are threaded on each end. The threading is then inspected and, if necessary, rethreaded to ensure that the thread accurately connects to the coupling. Next, the tubing and casing are strengthened by surface treatment and are subject to various inspections, including drifting and hydrostatic tests before they are coated and packaged into tubing and casing. Tubing and casing are manufactured in our threading lines.

Drill pipe production process. In order to produce drill pipes, green pipes are initially “upsetted” to thicken the walls. Next, the pipes are threaded and receive a strength-enhancing copper plating, after which a non-destructive test is conducted. The pipes are then welded to tool joints. The drill pipes then undergo weld heat treatment and a weld finishing process to remove welding stress. Various testing, including a hardness test, pressure test and non-destructive test is then carried out on the finished drill pipes before final coating and packaging. Drill pipes are manufactured in our drill pipe production line.

Production capacity

The following table sets out the annual production capacity for each of our OCTG and green pipe production facilities as of December 31, 2008 and the actual production output in 2006, 2007 and 2008.

Production facilities	Product line	Location	Year of commencement	Annual production capacity(1)	Actual production output in 2006(1)	Actual production output in 2007(1)	Actual production output in 2008(1)
				(in tonnes)	(in tonnes)
No. 1 threading line	Tubing, casing and premium connectors	Wuxi, Jiangsu Province, PRC	August 2001	100,000	67,939	66,946	68,521
No. 2 threading line	Tubing	Wuxi, Jiangsu Province, PRC	August 2001	50,000	40,439	40,566	39,852
No. 3 threading line	Casing and premium connectors	Wuxi, Jiangsu Province, PRC	August 2002	70,000	61,234	70,518	75,883
No. 4 threading line	Casing	Wuxi, Jiangsu Province, PRC	March 2005	90,000	84,085	85,787	73,957

Production facilities	Product line	Location	Year of commencement	Annual production capacity(1)	Actual production output in 2006(1)	Actual production output in 2007(1)	Actual production output in 2008(1)
				(in tonnes)	(in tonnes)
No. 5 threading line	Tubing and casing	Wuxi, Jiangsu Province, PRC	April 2006	90,000	26,250	51,936	70,486
No. 6 threading line	Casing	Wuxi, Jiangsu Province, PRC	November 2008	60,000	N/A	N/A	N/A
No. 7 threading line	Casing and premium connectors	Wuxi, Jiangsu Province, PRC	May 2006	40,000	12,108	46,841	68,892
No. 8 threading line	Casing and premium connectors	Wuxi, Jiangsu Province, PRC	May 2007	100,000	N/A	16,806	36,916
No. 9 threading line	Tubing and premium connectors	Wuxi, Jiangsu Province, PRC	March 2007	20,000	N/A	7,512	7,836
No. 10 threading line	Tubing and casing	Wuxi, Jiangsu Province, PRC	June 2008	100,000	N/A	N/A	38,553
Drill pipe production line	Drill pipes	Wuxi, Jiangsu Province, PRC	December 2006	12,000	263	8,326	11,298
Drill pipe production line	Drill pipes	Wuxi, Jiangsu Province, PRC	November 2007	12,000	N/A	888	9,056
Cold-draw pipe production line	Green pipes	Xuyi, Jiangsu Province, PRC	January 2006	100,000	72,540	97,202	100,448
Hot-rolling pipe production line	Green pipes	Wuxi, Jiangsu Province, PRC	January 2007	450,000	N/A	195,895	349,691
Hot-rolling pipe production line	Green pipes	Xuyi, Jiangsu Province, PRC	July 2007	100,000	N/A	14,088	48,860

(1)

Comparison of actual output against annual production capacity is not meaningful as our annual production capacity is calculated using an estimated product mix for each production line, which may differ from the actual product mix manufactured from the production line.

In 2008, WSP China expanded its production capacity by introducing two new threading lines, one with an annual production capacity of 60,000 tonnes and the other with an annual production capacity of 100,000 tonnes. In December 2008, Liaoyang Seamless began trial production on a recently completed production line with pipe finishing with an annual capacity of 60,000 tonnes. In February 2009, Songyuan Seamless completed the construction of a new facility with an annual pipe finishing capacity of 60,000 tonnes and began its trial production.

Suppliers of raw materials

The major raw materials used in our products are round steel billets of various steel grades and green pipes, which are primarily sourced within China.

To ensure a steady supply of round steel billets, we have entered into two long-term arrangements for the supply of round steel billets. In August 2006, we entered into a three-year framework arrangement with Nanjing Steel, under which we agreed to order from Nanjing Steel, and Nanjing Steel agreed to supply us, 200,000 to 300,000 tonnes of round steel billets per year. The purchase price is subject to the parties’ periodic negotiations. In December 2006, we entered into a five-year cooperation agreement with Wuxi Xuefeng Group under which Wuxi Xuefeng Group is committed to supply us with 300,000 to 600,000 tonnes of round steel billets per year. The purchase price is subject to the parties’ periodic negotiations. Nanjing Steel and Wuxi Xuefeng accounted for 5.4% and 66.9%, respectively, of the total round steel billets supplied to us in 2008.

In July 2008, we entered into contract to acquire Mengfeng for a cash consideration of $40.5 million from Hebei Bishi. We expect this acquisition to stabilize the supply, quality and cost of our raw materials. Mengfeng started its production of steel billets in the fourth quarter of 2008. We expect Mengfeng to fulfill one third of the steel billets requirement for our production in 2009.

Historically, we relied on third party green pipe suppliers and subcontractors to supply us with green pipes for our production needs, which was subject to fluctuations in market supply. Starting from 2006, we have significantly reduced our reliance on green pipe suppliers by expanding our in-house manufacturing capabilities of green pipes. In April 2006, we acquired a 70% equity interest in Jiangsu Fanli. In January 2007, we began production of green pipes at our new hot-rolling pipe line in Wuxi with an annual production capacity of 450,000 tonnes of green pipes. In July 2007, we commenced operation of our new hot-rolling pipe production line in Jiangsu Fanli, which has an annual production capacity of 100,000 tonnes of green pipes. We also plan to build hot-rolling pipe production lines with annual production capacities of 300,000 tonnes and 500,000 tonnes in Liaoyang and Kuerler, respectively. Our in-house production of green pipes allows us to monitor the quality of our green pipes without having to rely on the quality assurances of other manufacturers or suppliers. By producing green pipes ourselves, we have also streamlined our in-house production process and shortened the production cycle of our OCTG.

Expenditures on raw materials accounted for 86.1%, 80.9% and 77.9% of our cost of revenues in 2006, 2007 and 2008, respectively. In 2006, 2007 and 2008, purchases from our five largest suppliers accounted for approximately 55.0%, 52.0% and 47.5%, respectively, of our total raw material purchases.

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

▪

Size and surface inspection. Our quality assurance staff inspects the size and surface of the tubes to ensure that the tubes meet the required standard during the tube manufacturing process.

▪

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

▪

Thread inspection. This test is conducted by our production staff by physically examining the thread after the threading stage of the production process to ensure that the thread accurately conforms to the required parameters.

▪

Hydrostatic test. In this test, the pipes are rolled onto a hydrostatic testing machine where water is pumped into the pipes to ensure that the pipes can withstand the requisite internal pressure and to confirm that there is no leakage.

▪

Drifting test. This test is conducted to inspect the straightness of the pipes and to determine if any protrusions exist along the inner walls.

▪

Physical and chemical analysis. This test analyzes the chemical composition, mechanical performance and metallographic structure of the pipe materials.

▪

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

We further obtained certificates of authority to use the official API monogram on our manufactured products under the conditions of API Specification 5CT, API Specification 5D and API Specification 5L in February 2002 and API Specification 7 in February 2005. These certificates are subject to periodic inspection by API and must be renewed every three years. All our current API certificates have been renewed in 2008 and are valid until February 2011. We will have these certificates renewed prior to their expiration date.

In addition, we have obtained various industrial awards or certificates. In January 2008, WSP China was awarded “AAA” grade supplier certification by Daqing Oilfield Materials and Equipment Group, which procures production materials and equipment for Daqing Oilfield Company Limited, or Daqing Oilfield, a subsidiary of PetroChina Company Limited, the largest oil and natural gas producer in China. This certification means WSP China’s products and services meet the high standards set by Daqing Oilfield for suppliers. In March 2008, Jiangsu Fanli obtained a manufacturing license to produce high quality non-API seamless pressure pipes used in boiler manufacturing.

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

The PRC seamless OCTG market is dominated by a few major steel producers with a large number of small producers competing for the remaining small portion of the market. We face competition mainly from top producers who have succeeded in establishing a strong brand name with oil companies. Our major competitors in the PRC seamless OCTG market include Tianjin Pipe (Group) Corporation, Shanghai Baosteel Group Corporation and Pangang Group Chengdu Iron & Steel Co., Ltd. Among these major competitors, we are the only one specializing in seamless OCTG products, while the others also produce welded OCTG or non-OCTG products. Many of our competitors are state-owned enterprises which may have greater resources and better brand recognition than we do.

The competitors in our export markets include leading seamless pipe producers in the world, particularly those in Argentina, Japan, the United States, France and Russia. Our international competitors include Tenaris in Argentina, Vallourec & Mannesmann Tubes in France, TMK in Russia, Sumitomo and JFE Steel Corporation in Japan, and US Steel in the United States.

Intellectual property rights

We recognize the importance of protecting and enforcing our intellectual property rights by actively seeking legal protection for our products and proprietary information through patents, trademarks and technical know-how. See “Item 5. Operating and Financial Review and Prospects—C. Research and Development” for more information relating to our patents.

As of the date of this annual report, we had 13 patents and 9 pending patent applications in China, which include both utility model and invention patents. Most of our patents and patent applications relate to the manufacture of our non-API products. Specifically these patents deal with the production of specialized connectors, couplings and casings, and the production of our non-API products is substantially dependent on these patents. We own or have applied for patents to protect technologies that we believe are significant to our business. As with patent rights in most other jurisdictions, a patent holder in the PRC has the right to exclude others from using and otherwise exploiting the patented technology within the PRC without a license from the patent holder. Most of our patents cover utility models and have terms of ten years. Four of our patents cover inventions and have terms of 20 years. As we only hold PRC patents, if third parties manufacture and sell products using our technology outside the PRC in competition against us, we may not have a legal cause of action against them.

In addition, we maintain trademarks for the name “WSP” in Saudi Arabia, Indonesia, Colombia, and Hong Kong. Our trademarks registration in Hong Kong covers our logos. We also have pending trademark applications in Malaysia, the United States, Canada, and several other countries. As our brand name is becoming more recognized in the OCTG market, we are working to increase, maintain and enforce our rights in our trademark portfolio, the protection of which is important to our reputation and branding. We have one registered domain name. We have also entered into confidentiality agreements with our employees and business partners to protect our confidential information and know-how.

Environmental and safety matters

We believe we have been in substantial compliance with national and local environmental laws and regulations in China. We have installed waste treatment facilities and implemented waste treatment procedures to ensure that waste produced during our production processes is discharged in compliance with applicable laws and regulations. We have designated staff to handle solid waste and its disposal by selling re-usable steel scraps and defective pipes and disposing other waste to waste collection companies. In addition, we have installed two sets of jet cloth filters to filter the oxidized dust generated from hot-rolling pipe production and pipe processing.

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

On the commercial property purchased by Houston OCTG in October 2008, we discovered that there were pit, sump spills and asbestos left by the previous owner which may subject us to potential fines or actions. We have provided a remediation allowance of $100,000 based on a third-party evaluation of the expense for the clean-up. Other than the above situation involving potential fines or regulatory actions with regards to our Houston plant, we have not been subject to any fines or legal action involving non-compliance with any relevant environmental regulations, nor are we aware of any threatened or pending action by any environmental regulatory authority in any location where we operate our business.

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

Regulations on seamless OCTG manufacturing and sales businesses

The PRC government maintains a Catalogue for the Guidance of Foreign Investment Industries, or the Catalogue, which was issued jointly by the Natural Development and Reform Commission, or the NDRC, and the Ministry of Commerce, or MOFCOM. The Catalogue distinguishes between encouraged and discouraged industries, with discouraged industries being further classified into those where foreign investment is restricted and those where foreign investment is prohibited. OCTG manufacturing and sales is neither a discouraged nor an encouraged business.

Under the PRC law, operators of seamless OCTG manufacturing and sales businesses are not required to obtain any special licenses from government agencies, other than regular business licenses and other permits that must be held by every business located in China.

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

Regulation on PRC Iron & Steel Industry

According to the Catalogue, steel production is neither a discouraged nor an encouraged business.

In July 2005, the NDRC issued the Development Policy for the Iron and Steel Industry, or the Iron and Steel Policy, outlining the government’s comprehensive policy for the iron and steel industry. The Iron and Steel Policy sets forth the government’s guidance and regulations on all aspects of the iron and steel industry in China, including resource and equipment utilization, regional concentration of outputs, quality improvements, technological innovation, investment management and industry consolidation. The Iron and Steel Policy stipulates minimum plant size, capacity investment and technologies to be used in the industry. Pursuant to the Iron and Steel Policy, government approvals are required for the establishment of new steel plants and their upgrades, among other things. The Iron and Steel Policy also provides that as a matter of “general principle,” foreign investors may not own controlling stakes in PRC enterprises engaging in the iron and steel business. For violators of the policy, the Iron and Steel Policy provides various administrative punishments, including withholding manufacturing permits, environmental impact evaluation reports and waste discharge licenses.

In July 2008, WSP China entered into an agreement to acquire Mengfeng, a company located in Inner Mongolia, China. Mengfeng has been approved as a seamless steel pipe manufacturer by the Hohhot Municipal Commission of Development and Planning. However, Mengfeng has not built a seamless steel pipe production line yet and its current primary business is to provide raw materials for our subsidiaries in China. Nevertheless, because Mengfeng is part of our integrated OCTG manufacturing business and its steel billet outputs are used for our production of OCTG rather than for sale to any third party, our management believes that WSP China’s ownership in Mengfeng is not in violation of the Iron and Steel Policy. However, there are substantial uncertainties regarding the interpretation and application of the Iron and Steel Policy. Accordingly, there can be no assurance that the PRC regulatory authorities, in particular the NDRC, will not in the future take a view that is contrary to the view of our management. If the PRC government determines that WSP China’s ownership in Mengfeng does not comply with PRC government restrictions on foreign investment under the Iron and Steel Policy, we could be subject to severe penalties. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We may not be able to obtain the necessary PRC government authorization, the land use rights certificate or the building ownership certificate for some of our properties and plants.”

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

Regulations on dividend distribution

The principal regulations governing dividend distributions by wholly foreign-owned enterprises and Sino-foreign equity joint ventures include:

▪

Wholly Foreign-Owned Enterprise Law (1986), as amended;

▪

Wholly Foreign-Owned Enterprise Law Implementing Rules (1990), as amended;

▪

Sino-foreign Equity Joint Venture Enterprise Law (1979), as amended; and

▪

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

In addition, dividends we pay to our non-PRC shareholders may be subject to a 10% withholding tax. See “Item 10 Additional Information—Taxation—People’s Republic of China taxation.”

C.

Organizational Structure

We hold our interest in the operating subsidiaries indirectly through our wholly-owned intermediate holding company, FSHL, a company incorporated in the British Virgin Islands.

Substantially all of our business is conducted through our wholly-owned operating subsidiary established in the PRC, WSP China.

The following table provides a list of our significant subsidiaries as of the date of this annual report:

Name	Place of incorporation	Ownership Interest
FSHL	British Virgin Islands	100%
WSP China	PRC	100%
Jiangsu Fanli	PRC	70%
Liaoyang Seamless	PRC	70%
Songyuan Seamless	PRC	100%
Houston OCTG	United States of America	100%
Mengfeng	PRC	51%
Bazhou Seamless	PRC	100%
Luntai Mining	PRC	100%

D.

Property, Plant and Equipment

We are headquartered in Wuxi, China, where we own multiple buildings with an aggregate of approximately 199,105 square meters of office and manufacturing space. In addition, we have manufacturing facilities, either completed or under construction, and/or offices in Xuyi, Liaoyang, Songyuan, Kuerle, Tuoketuo County, Daqing, Changqing, and Dazhou, China and internationally in Houston, Texas and Vancouver, Canada. Among these facilities and offices, we own approximately 333,388 square meters of space and lease the remaining approximately 15,138 square meters. In 2007 and 2008, we paid $224,983 and $467,374, respectively, in rental expenses under these leases. We have land use rights to approximately of 1,293,969 square meters of land on which our plants or offices are situated, and such land use rights are usually valid for a period of fifty years starting from the date of grant.

We are currently expanding our manufacturing facilities to boost our production capacity to meet demand for our products. We are currently constructing manufacturing facilities in Liaoyang through Liaoyang Seamless, in Songyuan through Songyuan Seamless and in Kuerle through Bazhou Seamless. In Liaoyang, we plan to build a hot-rolling OCTG pipe production line with an annual production capacity of 300,000 tonnes, a pipe finishing production line with an annual production capacity of 150,000 tonnes and a pipe heat treatment production line with an annual processing capacity of 100,000 tonnes. In Songyuan, we plan to build a pipe finishing production line with an annual production capacity of 60,000 tonnes. In Kuerle, we plan to build a hot-rolling OCTG pipe production line with an annual processing capacity of 500,000 tonnes and a pipe finishing production line with an annual capacity of 500,000 tonnes. The following table sets forth the major items of our planned expansion. For existing production, facilities, see “—B. Business Overview—Production capacity.”

Production facilities	Product line	Location	Expected time of completion	Expected annual production capacity
				(in tonnes)
Liaoyang hot-rolling pipe production line	Hot-rolling	Liaoyang, Liaoning Province, China	Second half of 2009	300,000
Liaoyang pipe finishing production line	Pipe finishing	Liaoyang, Liaoning Province, China	First half of 2009	150,000
Liaoyang pipe heat treatment production line	Heat treatment	Liaoyang, Liaoning Province, China	First half of 2009	100,000
Songyuan pipe finishing production line	Pipe finishing	Songyuan, Jilin Province, China	First quarter of 2009	60,000
Bazhou hot-rolling pipe production line	Hot-rolling	Kuerler, Xinjiang Autonomous Region, China	First half of 2010	500,000

Bazhou pipe finishing production line	Pipe finishing	Kuerler, Xinjiang Autonomous Region, China	First half of 2010	500,000

We purchase equipment from both international and domestic suppliers. Our major equipment suppliers include Taiyuan Tongze Equipment Co., Ltd., Jiangsu Shengfeng Construction Co., Ltd. and Nantong Wujian Construction Co., Ltd.

For capital expenditures we expect to incur for the expansion of our production facilities in 2009 and 2010, see “Item 5. Operating and Financial Review and Prospects—B.  Liquidity and Capital Resources—Capital expenditures.” For environmental issues that may affect the utilization of our assets, see “—Environmental and safety matters.”

ITEM 4A.

UNRESOLVED STAFF COMMENTS

Not applicable.

Item 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report. This report contains forward-looking statements. See “Item 5. Operating and Financial Review and Prospects—G. Safe Harbor.” In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” in this annual report. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A.

Operating Results

Overview

We are a leading Chinese manufacturer of seamless OCTG, including casing, tubing and drill pipes used for oil and natural gas exploration, drilling and extraction. We sell our products in both domestic and international markets. We offer a comprehensive range of seamless OCTG products to our customers. Our product portfolio can generally be divided into API products and non-API products.

In China, we target sales of our products primarily at leading Chinese oil companies. For instance, in 2008, we were the second largest OCTG supplier to CNPC, and one of the two China-based non-API suppliers to Sinopec. In the international markets, we have established an extensive overseas customer base, covering oilfields in North America, the Middle East, Asia, Africa and Russia.

We have grown significantly in recent years. As of December 31, 2006, 2007 and 2008, our annual production capacities of seamless OCTG were 452,000 tonnes, 584,000 tonnes and 744,000 tonnes, respectively. In 2006, 2007 and 2008, our net revenues were $366.5 million, $483.8 million and $912.1 million, respectively, representing a CAGR of 57.8%. In the same periods, our net income was $58.9 million, $74.6 million and $99.3 million, respectively, representing a CAGR of 29.9%.

Factors affecting our results of operations

Demand for seamless OCTG in the domestic and international markets

Demand for our OCTG products depends significantly on the number of domestic and worldwide oil and gas wells drilled, completed and reworked, as well as the depth and drilling conditions of these wells. The level of such drilling activities in turn depends on the level of capital spending by major oil and gas companies. Capital spending on OCTG used for oil and natural gas exploration, drilling and production activities is driven in part by the prevailing prices of oil and natural gas and the perceived stability and sustainability of those prices.

Domestic demand for our products is largely driven by the growth of the oil and gas industry in China. China’s strong demand for oil and gas in recent years has resulted in significant increases in drilling activities in China, leading to a greater demand for seamless OCTG.

Since 2005, China has been a net exporter of seamless OCTG and a net importer of non-API OCTG. North America, Russia and the Middle East are other important seamless OCTG markets. With existing and conventional reservoirs gradually being depleted, major oil and gas exploration and production companies have significantly shifted their exploration and development focuses to non-conventional deep-water oil sources and non-conventional gas sources in recent years. The shift to more challenging operating conditions have increased demand for high quality seamless OCTG.

Our revenues and net income have increased significantly from 2006 to 2008, due in part to increases in oil and natural gas prices, which reached historically high levels in July 2008. In 2008, our net revenues increased by 88.5% compared to 2007, and the volume of our products sold increased by 48.5% compared to 2007. In 2007, our net revenues increased by 32.0% compared to 2006, and the volume of our products sold increased by 19.2% compared to 2006. In 2006, 2007 and 2008, approximately 50.9%, 57.6% and 65.3%, respectively, of our net revenues were derived from export sales.

However, worldwide developed economies suffered a sharp downturn in late 2008 as looming housing-related asset write-downs at major financial institutions paralyzed credit markets and sparked a serious global banking crisis. The global credit and economic crisis reduced worldwide demand for energy. As a result, after rising steadily for six years to peak at around $147 per barrel in July 2008, oil prices collapsed to the $35 to $50 per barrel range towards the end of 2008. The sharp drop in oil and gas prices in the later part of 2008 that resulted in lower activity, higher inventories, and the belief that demand will not increase significantly in 2009 as a result of the economic slowdown, has led to rapid and substantial reductions in exploration and production expenditures.

Despite a weak global economic environment, we experienced significant growth of our API business and continued to see solid growth in sales for our non-API products in the fourth quarter of 2008. Our marketing and sales strategy at the beginning of 2008 emphasized international sales of OCTG products because of strong overseas demand for high-end, non-API products and higher export prices for API products compared to Chinese domestic market prices for API products. In response to weakening international demand for OCTG products in the fourth quarter of 2008, we adjusted our strategy by concentrating on sales of OCTG products to domestic customers.

Changes in our sales mix to the Chinese domestic market helped offset some of our sales decreases in international markets. Raw material costs decreased towards the end of the fourth quarter of 2008, while our average sales prices for API products decreased only slightly because the sales prices for API products were largely determined by contracts entered into before the fourth quarter of 2008. Domestic prices for our non-API products remained firm because our sophisticated proprietary technologies make our products attractive to customers.

In 2009, we expect the sales prices in China for our non-API products to remain at current levels for the near term because our products are capable of being used in extreme oil and gas exploration environments. Our customers also recognize the technological advantages of our products, such as our T-series premium connection and anti-corrosion pipes which use our proprietary technologies. Our non-API products have price advantages compared to those products produced by our international competitors because of our lower costs of production, and we provide faster delivery to our international customers than most of our international competitors. It is difficult to predict how the sales prices for our API products in China will change during the remainder of 2009 because of a current oversupply of API products and aggressive price competition in the Chinese market. Based on the purchase contracts we won in February 2009, we estimate that average sales prices to our largest domestic customers will be lower and the order volume will remain constant throughout 2009. We continue to believe in the strength of the long-term fundamentals of our business. However, due to the outbreak of the financial crisis that developed in late 2008, the ensuing negative impact on credit availability, and the current excess supply of oil and natural gas in the domestic and international markets, the near-term outlook for our business and the industry remains uncertain.

Supply of raw materials

Our primary raw materials consist primarily of round steel billets and green pipes. The prices of round steel billets and green pipes fluctuate in response to global and domestic demand and supply, which have resulted in significant price volatility in recent years. Due to increasing market demand, supply of round steel billets became tight in the market and the prices of billets and green pipes increased significantly in 2003 and 2004. As a result of government controls and as more steel supplies became available, the prices of billets and green pipes lowered slightly in 2005 and 2006. Since then, we have experienced a substantial increase in steel prices, especially in the fourth quarter of 2007 and the first two quarters of 2008. The price of steel declined towards the end of the third quarter of 2008 and the decline continued in the fourth quarter of 2008.

We purchase round steel billets directly from suppliers. In order to secure a steady supply of round steel billets, we have entered into long-term arrangements with two major suppliers. In August 2006, we entered into a three-year framework arrangement with Nanjing Iron & Steel United Co., Ltd., or Nanjing Steel, under which we agreed to order from Nanjing Steel, and Nanjing Steel agreed to supply us with, 200,000 to 300,000 tonnes of round steel billets per year. In December 2006, we entered into a five-year cooperation agreement with Wuxi Xuefeng Steel Co. Ltd., or Wuxi Xuefeng, under which Wuxi Xuefeng is committed to supply us with 300,000 to 600,000 tonnes of round steel billets per year. The prices of the billets under these arrangements will be adjusted periodically according to the prevailing market price. Nanjing Steel and Wuxi Xuefeng accounted for 5.4% and 66.9%, respectively, of the total round steel billets supplied to us in 2008.

Historically, we primarily purchased green pipes from other manufacturers. Starting from 2006, we have significantly reduced our reliance on green pipe suppliers by expanding our in-house manufacturing capabilities of green pipes. In April 2006, we acquired a 70% equity interest in Jiangsu Fanli Pipe Co., Ltd., or Jiangsu Fanli. In January 2007, we began production of green pipes at our new hot-rolling pipe plant in Wuxi with an annual production capacity of 450,000 tonnes of green pipes. In July 2007, we commenced operation of our new hot-rolling pipe production line at Jiangsu Fanli, which has an annual production capacity of 100,000 tonnes of green pipes. We also plan to build hot-rolling pipe production lines with annual production capacities of 300,000 tonnes and 500,000 tonnes in Liaoyang and Kuerler, respectively. Our production of green pipes allows us to monitor the quality of our green pipes without having to rely on the quality assurances of other manufacturers or suppliers. By producing green pipes in-house, we have streamlined our in-house production process and shortened the production cycle of our OCTG.

In order to secure adequate supplies of steel billets, in July 2008, we entered into contract to acquire 100% equity ownership of Mengfeng. Located in Inner Mongolia, China, Mengfeng has a designed annual capacity of 600,000 tonnes of crude steel billets. Being part of our integrated OCTG manufacturing business, Mengfeng’s entire steel billet output will be used for our green pipe production lines. Our acquisition of Mengfeng gives us the ability to produce steel billets in-house, which helps us to further secure the steady supply of round steel billets.

Production capacity

We have expanded our production capacity significantly in the past few years. As of December 31, 2006, 2007 and 2008, our production capacities of seamless OCTG were 452,000, 584,000 and 744,000 tonnes, respectively. Our annual production capacity is the maximum production capacity that can be achieved at the optimal level of operations of our production lines, calculated using an estimated product mix for each production line. As of December 31, 2008, our key operating assets included ten threading lines and two drill pipe production lines. See “Item 4. Information on the Company—B. Business Overview—Manufacturing.” Our overall capacity utilization rate is not comparable from year to year due to the fact that our actual output from each production line reflects the actual product mix produced from a particular line, which differs from estimated product mix because the types of products we actually produce are based on customer specifications. We expect to continue to increase our production capacity in the future as part of our facilities expansion.

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

The average sales price for our non-API products increased in 2006 due to strong demand and market acceptance of our products, which allowed us to raise our prices. The average sales price for our non-API products decreased in 2007 compared to the prices in same period in 2006 due to increased sales of certain lower priced non-API products in 2007. The average sales price for our non-API products increased in 2008 compared to the price in 2007 due to increased sales of higher priced non-API products.

The average export prices increased from 2006 through 2008, primarily due to overall increases of prevailing international market prices resulted from higher demand for seamless OCTG as new gas and oil fields were being developed and increased drilling and exploration activities in more challenging conditions.

Product mix and geographical distribution

Our gross margin and operating margin are substantially affected by our product mix, particularly with respect to API and non-API products. Our non-API products are generally non-standard products with customized specifications that are developed to meet special needs, such as improved strength, higher corrosion resistance, improved sealing and premium connectors, among others. Because non-API products typically command a price premium compared with API products, our gross margin and operating margin will increase if a higher percentage of our net revenues are derived from sales of non-API products. In recent years, sales of our non-API products have significantly increased. In 2006, 2007 and 2008, our sales of non-API products accounted for 11.3%, 31.5% and 32.3%, respectively, of our net revenues. Our API products accounted for 81.6%, 59.7% and 55.4%, respectively, of our net revenues during the same periods. The following table sets forth sales volume and average sales prices of our API and non-API products for the periods indicated.

	For the year ended December 31,
	2006	2007	2008
API
Sales volume (tonnes)	288,116	264,407	355,215
Average sales price	$1,038	$1,092	$1,423
Non-API
Sales volume (tonnes)	22,910	93,467	154,114
Average sales price	$1,803	$1,630	$1,913

We generate revenues from both domestic and export sales. Domestically, we are a major player in the seamless OCTG market. In recent years, we have also devoted efforts to expand our export sales and our international presence because export prices are generally higher than domestic prices for the same products and exports provide us with revenue diversification and allow us to build global brand recognition. Our domestic sales decreased as measured by the percentage to total sales in 2008 as compared to 2007 due to an increase in the amount of our products allocated for export sales. Net revenues from export sales accounted for 50.9%, 57.6% and 65.3% of our net revenues in 2006, 2007 and 2008, respectively. These increases are due primarily to higher demand for our products as we built up international recognition of our products. In 2009, this trend may change due to weakened international demand for OCTG products starting in the fourth quarter of 2008. See “—Demand for seamless OCTG in the domestic and international markets” for detailed discussion. We rely mainly on distributors and agents to sell our products to oil and gas fields overseas. We intend to continue to increase our sales in overseas market and develop our ability to conduct direct sales overseas. The following table sets forth the sales volume and average sales prices of our domestic and export sales for the periods indicated.

	For the year ended December 31,
	2006	2007	2008
Sales volume (tonnes)	343,846	409,909	608,516
Domestic	187,688	191,152	238,038
Export	156,158	218,757	370,478
Average sales price	$1,066	$1,180	$1,499
Domestic	$959	$1,073	$1,329
Export	$1,194	$1,274	$1,608

Overview of financial results

Net revenues

Our net revenues primarily consist of sales of OCTG products. Our OCTG products fall into two categories, API products and non-API products. Our primary OCTG products consist of tubing, casing and drill pipes. See“—Factors affecting our results of operations—Product mix and geographical distribution” for details on our product mix. We also generate, to a lesser extent, revenues from other non-OCTG pipe products, such as green pipes, which are semi-finished pipes that can be further processed into end-products. The following table sets forth the net revenues of our API, non-API and other products for the periods indicated.

	For the year ended December 31,
(in thousands)	2006(1)	2007(1)	2008(1)
API	$299,158	$288,607	$505,346
Non-API	41,311	152,386	294,776
Others	26,032	42,790	111,968
Total	$366,501	$483,783	$912,090

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

	For the year ended December 31,
(in thousands)	2006	2007	2008
Domestic
PRC	$179,989	$205,072	$316,278
Export
Malaysia	47,086	10,517	37,587
South Korea	7,359	14,318	9,675
Singapore	12,017	29,574	22,138
Hong Kong	7,359	22,322	79,737
United Arab Emirates	8,298	26,673	23,302
Japan	4,671	11,332	-
Rest of Asia	5,411	10,335	58,866
Total Asia	92,201	125,071	231,305
United States	55,683	109,842	312,812
Canada	15,160	1,320	5,080
Total North America	70,843	111,162	317,892
Others	23,468	42,478	46,615
Total export	$186,512	$278,711	$595,812

Cost of revenues

Our cost of revenues consists primarily of our manufacturing costs adjusted for changes in inventory. Our manufacturing costs primarily include the costs of raw materials used to manufacture our products, most significantly, green pipes and round steel billets. Green pipes have accounted for a significant portion of our raw materials costs in the past. By using green pipes produced by our subsidiary Jiangsu Fanli and our new hot-rolling pipe plant, we expect that costs of round steel billets will become the primary component of our costs of raw materials. The remaining components of our manufacturing costs include shipping and handling costs, labor, utility, depreciation, VAT and miscellaneous expenses such as overhead costs, maintenance costs and sundry costs. Labor costs consist of wages, salaries and other statutory employee benefits for our production workers. Depreciation includes charges on our machinery and equipment for the production of our goods. We include in our cost of revenues write-down for value of potentially obsolete or slow-moving inventories, based on specific analysis of our sales forecasts and inventory conditions.

We incur significant shipping and handling costs in connection with the shipping of our products to our customers located in other parts of China and overseas. We usually deliver our finished products to customers in China by train or by truck in circumstances requiring urgent delivery. Our overseas deliveries are primarily made by ship. Our export contracts are usually entered into on a Free On Board (FOB) basis, which means that we pay for shipping of the goods to the port of shipment, plus loading costs. Our customers pay freight, insurance, unloading costs and shipping from the port of destination to the factory. We engage a number of overseas shipping agents to transport our finished products overseas. The shipping and handling costs were $15.5 million, $20.5 million and $44.8 million in 2006, 2007 and 2008, respectively.

VAT in China is charged on sales at a general rate of 17% based on the sales price of our products to customers. We are deemed to have paid a 4% VAT based on the general rate minus a 13% VAT refund on export sales, which we are entitled to receive immediately upon filing the VAT returns. The 4% VAT is recorded as a cost of revenues on export sales.

Operating expenses

Our operating expenses include selling and marketing expenses and general and administrative expenses.

Selling and marketing expenses

Selling and marketing expenses primarily include salary and benefits, samples, promotion and marketing expenses, and commissions or service fees to sales agents.

We generally sell our products directly to oilfields in China through our four sales offices located in the Daqing, Changqing, Xinjiang and Sichuan oilfields, which cover all major oilfields in the PRC. Internationally, we sell our products primarily through distributors and sales agents. We sell directly to our distributors, who interact independently with the end-customers. With respect to sales agents, we typically pay them a commission or a service fee.

Our selling and marketing expenses also include costs of product warranties. In connection with the warranties relating to our products, we provide a warranty to customers that our products will meet the stated functionality as agreed to in each sales contract. We provide for the estimated warranty costs under these guarantees based upon historical experience and management’s estimate of the level of future claims. We have not had material defective product issues, and even if defects in our products occur, such defects typically become evident within the first few months of sales.

General and administrative expenses

General and administrative expenses comprise primarily of salaries and benefits, share-based compensation expenses, professional fees, guarantee fees and business travel expenses.

Our general and administrative expenses have increased since 2007 primarily because of increased professional fees that we incurred as a result of being a publicly listed company, expansion of overall operations, acquisition of new facilities, and higher salary expenses due to the hiring of additional employees. The higher general and administrative expenses in 2008 compared to 2007 was partly due to the provisions for bad debt that resulted from uncollectable letters of credit from a Russian bank which was unable to make payment due to the bank’s financial difficulties. We expect our general and administrative expenses to increase as we recruit additional personnel and incur expenses to support our operations.

Research and development expenses

Our research and development expenses are not disclosed as a separate item in the income statement but allocated to cost of revenues and other operating expenses, depending on whether the costs are related to the design, production, testing or enhancement of our products and manufacturing process and the personnel who participate in the research and development projects. The OCTG industry in which we operate is characterized by rapid development and increasing demand for non-API products. In 2006, we did not have a separate department for research and development, even though many employees have devoted part of their time in research and development activities. We established our research and development department in July 2007. We incurred research and development expenses of approximately $0.7 million and $0.7 million in 2007 and 2008, respectively. We expect to incur more research and development expenses in the future as we devote greater resources to improving our technical know-how in OCTG production, in particular relating to the production of non-API products.

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

	For the year ended December 31,
(in thousands)	2006	2007	2008
Revenues from discontinued operations	$6,868	—	—
Pre-tax income (loss) from discontinued operations	$693	—	—
Income (loss) from discontinued operations, net of tax	$572	—	—

The operating results from the discontinued operations reflect 100% of Hailong Drill Pipe’s operations for the period from August 30, 2005, the date of its incorporation, to September 21, 2006.

Taxation

WSP Holdings is a tax-exempted company incorporated in the Cayman Islands. FSHL is a tax-exempted company incorporated in the British Virgin Islands.

FSHL’s subsidiaries registered in the PRC are subject to the New Tax Law on the taxable income in accordance with the relevant PRC income tax laws.

On March 16, 2007, the PRC National People’s Congress enacted the New Tax Law, which took effect on January 1, 2008. The New Tax Law applies a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises. According to the New Tax Law, entities that qualify as a “high and new technology enterprise” supported by the PRC government are allowed a 15% preferential tax rate instead of the uniform tax rate of 25%. Prior to January 1, 2008, companies established in China were generally subject to a state and local enterprise income tax, or EIT, at statutory rates of 30% and 3%, respectively.

In September 2008, WSP China was officially granted the “high and new technology enterprise” status with retrospective effect from January 1, 2008. Accordingly, WSP China has used the 15% preferential tax rate in the calculation of current and deferred tax balances because we expect that WSP China will retain the high and new technology enterprise status in the foreseeable future. Prior to January 1, 2008, due to tax preferential policy under the then applicable law for ‘‘high and new technology enterprises’’ located in a high-tech zone in Wuxi, Jiangsu province, WSP China was entitled to a reduced income tax rate at 15%.

Our other entities registered in the PRC are subject to the 25% and 33% EIT rates since and before January 1, 2008, respectively.

Houston OCTG is subject to United States federal corporate income tax rate of 34% and Texas state margin tax levied at 0.5% of gross profits.

The subsidiaries of FSHL that are tax residents in China will be subject to the Chinese dividend withholding tax at 10% when these Chinese subsidiaries distributes dividends paid out of profits that arise on or after January 1, 2008. A provision for PRC dividend withholding tax of $4.8 million has been made based on the 40% of the 2008 undistributed earnings of our PRC subsidiaries as of December 31, 2008, which are expected to be distributed. The remaining undistributed earnings of our PRC subsidiaries of approximately $147.8 million at December 31, 2008 are considered to be reinvested, and no deferred tax liability has been made for the PRC dividend withholding taxes that would be payable upon the distribution of those amounts to FSHL as of December 31, 2008. In March 2009, we decided to distribute dividends out of the annual profits of WSP China for the year ended December 31, 2007. No withholding tax is necessary on any dividend amount paid out of retained earnings of WSP China before January 1, 2008.

The calculation of income taxes reflects the status of WSP Holdings and FSHL as non-China tax resident companies. The tax residency of a company is normally a question of fact. For a company, such as WSP Holdings and FSHL, which has been established outside China, tax residency will only be in China if the location of effective management of the company is in China.

Because the concept of tax residency is new in China, it is possible that the tax authorities may in the future assert that WSP Holdings and/or one or more of its non-Chinese subsidiaries are tax residents in China. In the event that this occurs, WSP Holdings or FSHL will become subject to the PRC New Tax Law on its worldwide income. This would cause any income WSP Holdings and FSHL earned to be subject to China’s 25% EIT. As there is an exemption for any dividends received by a China tax resident company from another tax resident company, such taxable income would not include any dividends from the Chinese subsidiaries.

We adopted the provisions of Interpretation No. 48 “Accounting for Uncertainty in Income Taxes—an Interpretation of SFAS No. 109,” or FIN 48, issued by FASB, for the years ended December 31, 2007 and 2008. Based on our FIN 48 analysis, we have made an assessment of the level of tax authority based on the technical merits for each tax position, including the potential application of interest and penalties, and have measured the unrecognized tax benefits associated with the tax positions. The adoption of FIN 48 has reduced our retained earnings as of January 1, 2007 by $1.7 million, including a $10,000 interest, with a corresponding increase in the liability for uncertain tax positions. The aforementioned liability is recorded as non-current liabilities because the related payment is not anticipated within one year of the balance sheet date.  We classify interest and/or penalties related to income tax matters in income tax expense. We had additional accrued interest as of December 31, 2008 of approximately $217,000 arising from the unrecognized tax benefit balance for 2007.

For a discussion on VAT, see “—Overview of financial results—Cost of revenues.”

Acquisition of Mengfeng

On July 24, 2008, WSP China entered into an agreement to acquire a 100% equity interest of Mengfeng for a consideration of $40.5 million to be settled in two installments. As of December 31, 2008, we paid the first installment and held a 51% equity interest of the entity. When we acquired Mengfeng, it was in the stage of construction, hence the acquisition of Mengfeng was determined from the accounting point of view as an acquisition of assets instead of a business acquisition, as the acquisition lacked certain inputs, processes and outputs necessary for the conduct of normal operations and the ability to sustain a revenue stream by providing outputs to customers. The acquired assets and liabilities were recorded at their fair value at the date of acquisition. There was no intangible asset acquired. The valuation of tangible assets for the acquisition is based in part on a valuation analysis provided by a third party valuation firm. The valuation analysis utilizes and considers generally accepted valuation methodologies such as the income, market and cost approach. We have incorporated certain assumptions which include replacement costs.

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

We present revenue net of value added tax, sales returns and applicable local government levies. Local government levies totaled $112,000, $299,000 and $469,000, for each of the three years ended December 31, 2008. Our policy is to accept sales returns only when properly requested and through negotiation with customers. The amount of sales return is immaterial for the all relevant periods presented.

Warranty

We sell the majority of our products to customers along with unconditional repair or replacement warranties for a 12-month period from the date of purchase. We determine the estimated liability for warranty claims based on our historical experience and management's estimate of the level of future claims. It is reasonably possible that our estimate of the accrued product warranty claims will change in the near term. Estimated costs for product warranties are recognized at the time when revenue is recognized. The aggregate product warranty liabilities were approximately $108,000, $197,000 and $1,103,000 in 2006, 2007 and 2008, respectively. We increased the product warranty liabilities in 2008 due to our experience of an increased amount of warranty claims actually made in 2008.

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

The allowance for doubtful accounts is our estimate of the amount of probable credit losses in our existing accounts receivable. We consider factors such as customer credit-worthiness, past transaction history with the customer and current economic industry trends when we determine the collectibility of specific customer accounts. Allowance for doubtful accounts for accounts receivable was $0.5 million, $0.1 million and $10.1 million in 2006, 2007 and 2008, respectively. The increase in allowance for doubtful accounts for accounts in 2008 was primarily due to the provisions for bad debt that resulted from uncollectible letters of credit from a Russian bank which was unable to make payment due to the bank’s financial difficulties.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined by the weighted average method. Cost comprises direct materials and where applicable, direct labor costs, toll manufacturing costs and overhead that has been incurred in bringing the inventories to their present location and condition. Write-downs of potentially obsolete or slow-moving inventories are recorded based on the management's specific analysis of future sales forecasts and economic conditions.

Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to us which will only be resolved when one or more future events occur or fail to occur. We assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in our financial statements. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed.

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

For our August 2007 option grants, the estimated fair value of our ordinary shares was based on (i) financial condition as of the date of the grant and (ii) operating history. This valuation was based on a combination of the market approach and the income approach.

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

Internal control over distribution of our products

In the years ended December 31, 2006, 2007 and 2008, we did not have any direct sales to Sanctions Targets.

We sell our products in international markets primarily through independent, non-U.S. distributors who are responsible for interacting with the end customers of our products. We have limited control over the parties to whom these independent distributors resell our products, and certain independent distributors may have sold an insignificant amount of our products to Sanctions Targets. To the best of our knowledge, in 2006, 2007 and 2008, our indirect sales to Sanctions Targets accounted for approximately 9.0%, 2.8% and 1.4%, respectively, of our net revenues.

We have adopted a written policy to prevent direct or indirect sales to Sanctions Targets and have begun to implement internal control mechanisms to enforce such policy, which include contractually requiring all of our distributors to covenant with us that they will not resell any of our products to any Sanctions Targets. However, we cannot guarantee that our measures will be able to prevent future sales or resales of our products to Sanctions Targets. See “Item 3. Key Information—D. Risk factors—Risks relating to our business—We may be unable to prevent possible resales or transfers of our products to countries, governments, entities, or persons targeted by United States economic sanctions, especially when we sell our products to distributors over which we have limited control.”

Results of operations

The following table summarizes the results of our operations for the periods indicated:

	For the year ended December 31,
(in thousands, except percentages)	2006		2007		2008
Consolidated income statement data:
Net revenues	$366,501	100%	$483,783	100%	$912,090	100%
Cost of revenues	(281,106)	(76.7)	(357,997)	(74.0)	(703,531)	(77.1)
Gross profit	85,395	23.3	125,786	26.0	208,559	22.9
Selling and marketing expenses	(4,102)	(1.1)	(8,578)	(1.8)	(22,770)	(2.5)
General and administrative expenses	(9,799)	(2.7)	(13,591)	(2.8)	(41,740)	(4.6)
Other operating income (expenses)	(549)	(0.2)	(32)	(0)	2,589	0.3
Income from operations	70,945	19.4	103,585	21.4	146,638	16.1
Interest income (expense), net	(1,735)	(0.5)	(10,541)	(2.2)	(15,319)	(1.7)
Other income (expense)	4	0	212	0	767	0.1
Exchange differences	357	0.1	(1,898)	(0.4)	(6,984)	(0.8)
Income from continuing operations (1)	69,571	19.0	91,358	18.9	125,102	13.7
Provisions for income taxes	(10,582)	(2.9)	(15,188)	(3.1)	(24,405)	(2.7)
Minority interest	(371)	(0.1)	(1,609)	(0.3)	(1,349)	(0.1)
Earnings in equity investments	67	0	0	0	1	0
Net income from continuing operations	58,685	16.0	74,561	15.4	99,349	10.9
Net income (expense) on discontinued operations	233	0.1	0	0	0	0
Net income	58,918	16.1	74,561	15.4	99,349	10.9

(1)

Income from continuing operations is before provision for income taxes, earnings in equity investments and minority interest.

Year ended December 31, 2008 compared to year ended December 31, 2007

Net revenues

Our net revenues increased by 88.5% from $483.8 million in 2007 to $912.1 million in 2008.

▪

API products.  Sales of our API products increased by 75.1% from $288.6 million in 2007 to $505.3 million in 2008 due to increases in sales volume and the average sales price. Sales volume of our API products increased by 34.3% from 264,407 tonnes in 2007 to 355,215 tonnes in 2008 due to strong market demand for our products. The average sales price of our API products increased from $1,092 per tonne in 2007 to $1,423 per tonne in 2008, primarily due to a change in our product mix as we sold more high-end API products and an increase in our overseas sales, which generally had higher average sales prices than domestic sales.

▪

Non-API products.  Sales of our non-API products increased by 93.4% from $152.4 million in 2007 to $294.8 million in 2008 due to increases in sales volume and the average sales price. Sales volume of our non-API products increased by 64.9% from 93,467 tonnes in 2007 to 154,114 tonnes in 2008 due to strong market demand and market acceptance of our products. The average sales price of our non-API products increased from $1,630 per tonne in 2007 to $1,913 per tonne in 2008 due to increased sales of higher priced non-API products in 2008.

▪

Other products.  Sales of other products increased by 161.7% from $42.8 million in 2007 to $112.0 million in 2008 due to increased sales of unfinished products to meet special requirements from our customers.

Net revenues from domestic sales increased by 54.2% from $205.1 million in 2007 to $316.3 million in 2008. These increases were primarily due to higher sales volume as a result of strong demand for our products and higher average sales prices due to the change in our product mix.

Net revenues from export sales increased by 113.8% from $278.7 million in 2007 to $595.8 million in 2008. These increases are primarily due to our increased sales efforts overseas because of the price premium and higher demand for our products in the international market as we gradually gained market recognition. Our export prices are usually set based on the prevailing market prices, which are generally higher than the domestic prices. Therefore, we have increased our export sales and expanded our international presence.

Cost of revenues

Our cost of revenues increased by 96.5% from $358.0 million in 2007 to $703.5 million in 2008. The primary factors driving the increase in our cost of revenues were the increases in raw materials purchases, shipping and handling costs, utility costs, depreciation and labor resulted from our increase in production activities and scale of operations. We experienced an increase in raw material costs, due to the significant increase in the volume of the products we sold and the increase in the price of steel in the fourth quarter of 2007 and the first two quarters of 2008. The price of steel declined towards the end of the third quarter of 2008 and the decline continued in the fourth quarter of 2008. Shipping and handling costs also increased by 118.7% from $20.5 million for 2007 to $44.8 million for 2008. Our cost of revenues as a percentage of net revenues increased from 74.0% in 2007 to 77.1% in 2008.

Gross profit and gross margin

As a result of the foregoing, our gross profit increased by 65.8% from $125.8 million in 2007 to $208.6 million in 2008.

Our gross margin decreased from 26.0% in 2007 to 22.9% in 2008. The decrease was primarily due to the increases in the cost of revenues as a result of higher raw material costs, as well as the slower increases in our average sales prices as compared to the increases in the cost of revenues.

Selling and marketing expenses

Our selling and marketing expenses increased by 165.4% from $8.6 million in 2007 to $22.8 million in 2008. The increase was primarily due to higher costs of post-sales and on-site technology support and increased sales commissions to sales representatives involved in overseas sales. We increased sales and marketing efforts, particularly overseas, to promote our products and brand name. Our selling and marketing expenses as a percentage of net revenues increased from 1.8% in 2007 to 2.5% in 2008.

General and administrative expenses

Our general and administrative expenses increased by 207.1% from $13.6 million in 2007 to $41.7 million in 2007. The increase was primarily due to the expansion of overall operations, increased professional fees as a result of being a public company, increases in staff costs, including salaries and benefits as a result of hiring additional employees, increased depreciation and amortization due to acquisition of new facilities and assets, and an increase in the allowance for doubtful accounts that resulted from uncollectable letters of credit. Our general and administrative expenses as a percentage of net revenues increased from 2.8% in 2007 to 4.6% in 2008.

Interest expenses, net

Our net interest expense increased by 45.3% from $10.5 million in 2007 to $15.3 million in 2008. The increase was due to larger amounts of bank loans being utilized for our working capital requirements as a result of increased scale of operations, which was partially offset by interest income earned from the proceeds of our initial public offering.

Income tax expenses

Our income tax expenses increased from $15.2 million in 2007 to $24.4 million in 2008. The increase was due to significant increases in our net revenues and pre-tax income as well as accrued deferred tax expenses relating to the withholding tax on unremitted dividends from our subsidiaries in China, which was offset in part by an income tax benefit recognized as a result that WSP China was granted the “high and new technology enterprise” status by the Chinese government in the fourth quarter of 2008 with retrospective effect January 1, 2008. Hence, our effective tax rate increased from 16.6% in 2007 to 19.5% in 2008.

Net income from continuing operations

As a result of the foregoing, our net income from continuing operations increased by 33.2% from $74.6 million in 2007 to $99.3 million in 2008. Net margin from our continuing operations decreased from 15.4% in 2007 to 10.9% in 2008.

Net income from discontinued operations

We had no income from discontinued operations in 2007 and 2008.

Net income

As a result of the foregoing, our net income increased by 33.2% from $74.6 million for the year ended December 31, 2007 compared with $99.3 million for the year ended December 31, 2008. Our net margin decreased from 15.4% to 10.9% during the same period.

Year ended December 31, 2007 compared to year ended December 31, 2006

Net revenues

Our net revenues increased by 32% from $366.5 million in 2006 to $483.8 million in 2007.

▪

API products.  Sales of our API products decreased by 3.5% from $299.2 million in the 2006 to $288.6 million in 2007 due to a decrease in sales volume, offset by an increase in the average sales price. Sales volume of our API products decreased by 8.2% from 288,116 tonnes in 2006 to 264,407 tonnes in 2007 due to an increase in the sale of non-API products, which constituted a larger portion of our production output. The average sales price of our API products increased from $1,038 per tonne in 2006 to $1,092 per tonne in 2007, primarily due to a change in our product mix as we sold more high-end API products and an increase in our overseas sales, which generally had higher average sales prices than domestic sales.

▪

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

▪

Other products.  Sales of other products increased by 64.6% from $26.0 million in 2006 to $42.8 million in 2007 due to sales of unfinished products to meet special requirements from our customers.

Net revenues from domestic sales increased by 13.9% from $180.0 million in 2006 to $205.1 million in 2007. These increases were primarily due to higher sales volume achieved as a result of strong demand for our products and higher average sales prices due to the change in our product mix.

Net revenues from export sales increased by 49.4% from $186.5 million in 2006 to $278.7 million in 2007. These increases are primarily due to our increased sales efforts overseas because of the price premium and higher demand for our products in the international market as we gradually gained market recognition.

Cost of revenues

Our cost of revenues increased by 27.4% from $281.1 million in 2006 to $358 million in 2007. The primary factors driving the increase in our cost of revenues were the increases in raw materials purchases, shipping and handling costs, utility costs, depreciation and labor resulted from our increase in production and commencement of operation of our new threading lines. Shipping and handling costs also increased by 32.2% from $15.5 million for 2006 to $20.5 million for 2007. Our cost of revenues as a percentage of net revenues decreased from 76.7% in 2006 to 74.0% in 2007. The decrease was primarily due to increases in the percentage of net revenues derived from non-API products and from international sales, which resulted in the increase of our average sales prices.

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

Income tax expenses

Our income tax expenses increased from $10.6 million in 2006 to $15.2 million in 2007, due to significant increases in our net revenues and pre-tax income, an increase in deferred tax expenses due to the higher tax rate and an increase in our proportion of net revenues derived from our new production facility in Wuxi that was subject to a higher income tax rate. Our effective tax rate increased from 15.2% in 2006 to 16.6% in 2007.

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

Net income

As a result of the foregoing, our net income increased by 26.7% from $58.9 million for the year ended December 31, 2006 compared with $74.6 million for the year ended December 31, 2007. Our net margin decreased from 16.1% in 2006 to 15.4% in 2007.

Inflation

Inflation in China has not materially impacted our results of operations in recent years. According to the National Bureau of Statistics of China, the change of consumer price index in China was 1.5%, 4.8% and 5.9% in, 2006, 2007 and 2008, respectively.

B.

Liquidity and Capital Resources

Cash flows and working capital

We financed our liquidity requirements from short-term bank loans, loans and capital contributions from shareholders, including the proceeds from our initial public offering in 2007, as well as cash flows generated from our operations. As of December 31, 2006, 2007 and 2008, we had cash and cash equivalents of $23.5 million, $180.0 million and $89.1 million, respectively. We had the following outstanding borrowings as of the dates indicated.

	As of December 31,
(in thousands)	2006	2007	2008
Short-term bank loans	$104,967	$186,452	$262,818
Credit from bills receivable discounted with recourse	—	21,904	23,410
Long-term bank loans due for settlement over one year	—	54,760	—
Long-term bank loan due for settlement within one year	—	—	51,210
Long-term loans from UMW ACE(1)	53,300	—	—
Total	$158,267	$263,116	$337,438

(1)

UMW ACE, now UMW Offshore Investment (L) Ltd, is an affiliate of UMW, one of our major shareholders.

Our bank and other borrowings were primarily used to finance our working capital requirements and capacity expansion. Our borrowings increased during the past three years because of our growing business and expansion of production capacity. We expect to maintain a similar level of working capital requirements in 2009 compared to 2008. We expect that we will be able to meet our working capital requirements in 2009 with cash flows generated from our operations and the existing and unutilized lines of credit facilities.

Our short-term borrowings are used primarily for working capital and capital expenditures purposes. Our outstanding short-term bank borrowings were $262.8 million as of December 31, 2008, compared to $186.5 million as of December 31, 2007 and $105.0 million as of December 31, 2006. Our short-term borrowings were primarily used to finance our purchases of raw materials. As of December 31, 2006, 2007 and 2008, the average interest rate of our short-term bank loans was 6.0%, 6.0%, and 6.3% respectively. Our short-term bank loans have floating interest rates tied to the benchmark interest rate for loans of similar maturity announced by the People’s Bank of China, or PBOC. As of December 31, 2008, we had outstanding secured loans with an aggregate amount of $46.1 million, which were secured by certain land use rights, buildings, machines and equipment and letters of credit issued by other banks. As of December 31, 2008, our unutilized bank borrowings amounted to $90.4 million, which is also the amount of the excess availability at the peak of our borrowings in 2008. We obtained additional bank credit facilities in the first quarter of 2009, and as a result, our unutilized bank borrowings increased to $98.7 million as of March 31, 2009 from the end of 2008.

As of December 31, 2006, we had outstanding balance of unsecured long-term loans from UMW ACE of $53.3 million, which were used to finance the construction of our hot-rolling pipe line and additional threading lines in Wuxi, China. The average interest rate for our long-term loans from UMW ACE was approximately 7.2% in 2006 and 2007. All the loans from UMW ACE had been repaid.

As of December 31, 2008, we had outstanding balance from long-term loans from Agricultural Bank of China of $51.2 million, which had been reclassified into short-term bank loans as their maturity is due within one year. These loans were obtained pursuant to eight loan agreements that we entered into with Agricultural Bank of China in June 2007. Each of the loan agreements has a term of two years. We used the loans primarily to repay a portion of our existing long-term loans from UMW ACE with the remaining for working capital purposes. The interest rate for these loans is 90% of the benchmark interest rate for loans of the same maturity announced by the PBOC, which initially was 6.075%. The interest rate will be adjusted every six months in accordance with the benchmark interest rate announced by the PBOC. In 2008, the average interest rate of our long-term loans was 6.8%. These bank loans are unsecured.

The following table sets forth a summary of our cash flows for the periods indicated.

(in thousands)	For the year ended December 31,
	2006	2007	2008
Net cash flows from operating activities	$69,861	$5,165	$69,704
Net cash flows from investing activities	(82,034)	(100,423)	(246,537)
Net cash flows from financing activities	24,296	250,104	84,452
Net increase/decrease in cash and bank balances	13,030	156,468	(90,876)
Cash and cash equivalents at beginning of the period	10,475	23,505	179,973
Cash and cash equivalents at end of the period	$23,505	$179,973	$89,097

Net cash generated from operating activities was $69.7 million in 2008, compared to net cash generated from operating activities of $5.2 million in 2007. Net cash generated in 2008 was primarily attributable to net income of $99.3 million adjusted by depreciation of property, plant and equipment of $23.0 million, an increase in accounts payable in the amount of $153.5 million resulting from our increased purchase of raw materials and increased use of bills payable due to increased sales volume, partially offset by an increase in accounts receivable in the amount of $110.4 million resulting from increased product sales and extension of credit terms for certain of our long-term customers and an increase in inventories of $131.7 million resulting from increased production volume.

Net cash generated from operating activities was $5.2 million in 2007, compared to net cash generated from operating activities of $69.9 million in 2006. Net cash generated in 2007 was primarily attributable to net income of $74.6 million adjusted by depreciation of property, plant and equipment of $18.0 million an increase in accounts payable in the amount of $59.0 million resulting from our increased purchase of raw materials for our new hot-rolling production line and increased use of bills payable, partially offset by an increase in accounts receivable in the amount of $76.8 million resulting from increased product sales and extension of credit terms for certain of our long-term customers and an increase in inventories of $72.4 million resulting from increased production volume and our addition of hot-rolling production lines which lengthen our manufacturing process.

Net cash generated from operating activities was $69.9 million in 2006. Net cash generated in 2006 was primarily attributable to net income of $58.9 million adjusted by depreciation of property, plant and equipment of $4.5 million, an increase in accounts payable in the amount of $50.7 million resulting from our increased purchase of raw materials for our new hot-rolling production line and increased use of bills payable, which had a payment term up to six months, partially offset by an increase in accounts receivable in the amount of $22.3 million resulting from increased product sales and an increase in inventories of $20.0 million resulting from increased production volume.

Investing activities

Net cash used in investing activities was $246.5 million in 2008, compared to $100.4 million in 2007. Net cash used in investing activities in 2008 was primarily attributable to an increase in restricted cash of $101.9 million due to an increase in our use of bank acceptance bills which required cash deposits as security and an increase in cash used to purchase property, plants and equipment in the amount of $124.0 million due to our increased operational scale and production activities.

Net cash used in investing activities was $100.4 million in 2007, compared to $82.0 million in 2006. Net cash used in investing activities in 2007 was primarily attributable to an increase in restricted cash of $61.3 million due to an increase in our use of bank acceptance bills which required cash deposits as security and an increase in cash used to purchase property, plants and equipment in the amount of $38.7 million in connection with the construction of two threading lines, one hot-rolling pipe line and one drill pipe production line in 2007.

Net cash used in investing activities was $82.0 million in 2006. Net cash used in investing activities in 2006 was primarily attributable to cash used to purchase property, plants and equipment in the amount of $64.8 million in connection with the construction of two threading lines in 2006 and a hot-rolling pipe line, which commenced production in January 2007.

Financing activities

Our net cash generated from financing activities was $84.5 million in 2008, compared to $250.1 million in 2007. Our net cash generated from financing activities in 2008 was primarily attributable to the net proceeds of $21.7 million received from our issue of additional ADSs to the underwriters pursuant to their over-allotment option and a net increase in short-term bank borrowings in the amount of $63.5 million for working capital purposes.

Our net cash generated from financing activities was $250.1 million in 2007, compared to $24.3 million in 2006. Our net cash generated from financing activities in 2007 was primarily attributable to the net proceeds of $193.6 million received from our initial public offering and a net increase in short-term bank borrowings in the amount of $96.9 million for working capital purposes and the proceeds from long-term bank borrowings in the amount of $54.8 million, partially offset by our payment of dividend in the amount of $41.9 million which was declared in 2006 and repayment of long-term borrowings from UMW ACE in the amount of $53.3 million.

Our net cash generated from financing activities was $24.3 million in 2006. Our net cash generated from financing activities in 2006 was primarily attributable to a net increase in short-term bank borrowings in the amount of $26.6 million for our working capital purposes, the proceeds from long-term borrowings from UMW ACE in the amount of $9.1 million for the construction of our new hot-rolling pipe line and additional threading lines and capital contributions from shareholders in the amount of $8.5 million, partially offset by our payment of dividend in the amount of $19.4 million.

Capital expenditures

Our capital expenditures are generally used to purchase buildings, plants and machinery. In 2006, 2007 and 2008, our capital expenditures amounted to $64.8 million, $38.7 million and $141.7 million, respectively.

In 2009, we expect to incur capital expenditures for the expansion of our production facilities. We are in the process of constructing a manufacturing facility in Liaoyang, China through our subsidiary, Liaoyang Seamless, which will have a hot rolling OCTG pipe production capacity of 300,000 tonnes per year, pipe finishing capacity of 150,000 tonnes per year and pipe heat treatment processing capacity of 100,000 tonnes per year. In addition, we are in the process of constructing a manufacturing facility in Songyuan, China through our wholly-owned subsidiary Songyuan Seamless. Through our new wholly-owned subsidiary, Bazhou Seamless, we are also in the process of building a manufacturing facility with a hot-rolling OCTG pipe production capacity of 500,000 tonnes per year and a pipe finishing capacity of 500,000 tonnes per year. We are also planning to establish a production facility in Houston, Texas. We estimate that the capital expenditures in 2009 and 2010 will be approximately $150.0 million and $100.0 million, respectively.

We will continue to make capital expenditures to meet the expected growth of our operations. We expect that we will be able to meet our capital expenditures requirements in 2009 with cash flows generated from our operations and a similar level of bank borrowings as in 2008. As of December 31, 2008, our existing and unutilized bank borrowings amounted to $337.4 million and $90.4 million respectively. We are monitoring the funding requirement for our capital expenditures and will make necessary adjustments to the capital investments related to our existing projects. If our anticipated cash flow is insufficient to meet our requirements, we may also seek to sell additional equity securities or debt securities.

C.

Research and Development

We believe our strong commitment to research and development has been one of the key factors in our success. The OCTG industry in which we operate is characterized by rapid development and increasing demand for high quality products. We have focused our research and development efforts on the following major areas:

▪

development and application of new materials;

▪

design of premium connectors;

▪

improvement of production techniques (including improved corrosion-resistance and upsetting); and

▪

development of quality control systems.

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

In 2006 we entered into a technological cooperation arrangement with Southwest Petroleum University in China to conduct collaborative research on drilling pipes. We have established a postdoctoral research program at our company, which is devoted to research in OCTG areas such as the development of oil well pipes and casing. We have also used our research capabilities to attract new recruits.

We plan to continue to invest in research and development in order to broaden our product offerings, especially with respect to our non-API products. Since 2006, our research and development team has focused on the development of new materials such as 13Cr, 9Cr, super high-intensity tubing and casing as well as hot-rolling processes. As of the date of this annual report, we had 13 patents and 9 pending patent applications in China and had developed several other proprietary processes and technologies as a result of our research and development activities, many of which we have applied in our manufacturing processes and our products. See “Item 4. Information on the Company—B. Business Overview—Intellectual property rights” for more information relating to our patents and patent applications.

D.

Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2008 to December 31, 2008 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.

Off-Balance Sheet Commitments and Arrangements

As of December 31, 2008, we did not provide any guarantees to banks in respect of banking facilities utilized by third parties. Previously, we provided guarantees to banks in respect of banking facilities utilized by third parties in the amount of $46.3 million as of December 31, 2006. We recognize the liability for the guarantees at their fair value on the date of entering into the guarantee. These third parties also provided guarantees to us for some of our bank borrowings.

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

F.

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2008.

As of December 31, 2008 (in thousands) (1)		Payment due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long term debt obligations	—	—	—	—	—
Capital lease obligations	—	—	—	—	—
Operating lease obligations	$234	$117	$48	$49	$20
Purchase obligations (2)	$149,199	$149,199	—	—	—

(1)

The figures are principal only and do not include interest.

(2)

Represents obligations relating to the production facilities in Wuxi, Liaoyang, Songyuan, Kuerle and Tuoketuo.

G.

Safe Harbor

This annual report on Form 20-F contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. The forward-looking statements are contained principally in the sections entitled “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “believe,” “expect,” “anticipate,” “project,” “predict,” “forecast,” or other and similar expressions. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following:

▪

expectations regarding the worldwide demand for seamless OCTG products;

▪

the company’s beliefs regarding the effects of environmental regulation, the lack of infrastructure reliability and long-term access to raw material supplies;

▪

the importance of environmentally friendly seamless OCTG production;

▪

expectations regarding governmental support for the deployment of OCTG industry;

▪

expectations regarding the scaling of the company’s manufacturing capacity;

▪

expectations with respect to the company’s ability to secure raw materials in the future;

▪

future business development, results of operations and financial condition; and

▪

competition from other manufacturers of OCTG products and conventional OCTG suppliers.

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

Item 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and executive officers	Age	Position
Longhua Piao	46	Chairman and Chief Executive Officer
Abdul Halim bin Harun	58	Vice Chairman
Xizhong Xu	40	Director and Assistant General Manager
Wai Kit Lau	46	Independent Director
Jing Lu	68	Independent Director
Dennis D. Zhu	45	Independent Director
Anthony J. Walton	66	Independent Director
Baiqin Yu	63	Vice General Manager of Production
Yi Zhang	53	Vice General Manager of Technology

Directors and executive officers	Age	Position
Zongdi Ye	57	Vice General Manager of Machinery
Yip Kok Thi	47	Chief Financial Officer
Rixin Luo	46	Assistant General Manager of Sales and Marketing
Yanping Dong	46	Assistant General Manager of Administration
Qing Zhang	47	Vice President
Jiaxing Liu	52	Vice General Manager of Human Resources

The address of our directors and executive officers is WSP Holdings Limited, No. 38 Zhujiang Road, Xinqu, Wuxi, Jiangsu Province, People’s Republic of China.

Directors

Longhua Piao has been our director and chief executive officer since our inception and became our chairman in August 2007. Mr. Piao serves as the chief executive officer of WSP China since he founded WSP China in November 1999. Mr. Piao is principally responsible for formulating our strategic development objectives, supervising the implementation of our business plans and policies, and our overall organizational management. Prior to founding WSP China, Mr. Piao served as the general manager of Daqing City Zhong Bang Jing Mao Company Limited during the period between 1996 and 1999. Outside of our group, Mr.  Piao is a director and the controlling shareholder of Expert Master Holdings Limited, an investment company, Eastar Industries Inc., a steel manufacturing and trading company, Lianyungang Eastar Photonics Technologies Co., Ltd., an LED manufacturing company, Regalia Investments Holdings Ltd., an investment company, WSP Canada Ltd., an oil pipe trading company, Wuxi Huayi Investment Company Limited, an investment and trading company, Wuxi Longhua Steel Pipes Company Limited, WSP Pipe LLC, an investment company, Cambodia Huayi Mining Co., Ltd. and Cambodian WS Mining Industry Holding Ltd., both of which are iron ore mining companies. Mr. Piao completed the in-service accounting program (postgraduate level) at the Shanghai University of Finance and Economics School of Accounting in October 2006. Mr. Piao has received a number of awards. In January 2006, the Wuxi Municipal People’s Government honored Mr. Piao for his contributions towards the development of Wuxi’s non-state-owned economy by naming him as one of the top 10 private entrepreneurs for 2005.

Abdul Halim bin Harun serves as our vice-chairman and has joined the board of directors of WSP Holdings since November 2006. Prior to joining UMW, Abdul Halim bin Harun acted as the Managing Director of Klang Container Terminal Berhad and Klang Port Management Sdn Bhd from 1995 to 2001. He was appointed to the board of UMW in October 1990 and has been UMW’s group managing director and chief executive officer since April 5, 2001. Abdul Halim bin Harun received his education from Universiti Teknologi Mara and Emile Woolf College of Accountancy (UK). Abdul Halim bin Harun is a Fellow Member of the Association of Chartered Certified Accountants (UK) and a member of the Malaysian Institute of Accountants.

Xizhong Xu serves as our director and assistant general manager and has joined the board of directors of WSP Holdings since November 2006. Mr. Xu joined our company in December 2000 and is responsible for our strategic investment planning and management. Prior to joining us, Mr. Xu served as a credit officer at the Bank of Communications, Wuxi Branch, from December 1992 to October 2000. Mr. Xu is also a director of Lianyungang Eastar Photonics Technologies Co., Ltd., a LED manufacturing company. Mr. Xu received his bachelor’s degree in economics from the Jiangsu Institute of Technology in July 1990, and was awarded an accounting professional certificate from the Ministry of Finance People’s Republic of China in June 1998.

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

Dennis D. Zhu has been our independent director since November 13, 2007. Since December 2005, Mr.  Zhu has been a managing director of Oaktree Capital (Hong Kong) Limited where his major responsibilities include developing and cementing investment opportunities and relationships in Greater China. Mr. Zhu was the chairman of Greater China Operating Committee at JPMorgan Chase from March 2003 to June 2005, and also served with J.P. Morgan Securities (Asia Pacific) Ltd., Beijing representative office from May 2001 to November 2005 as a managing director and from May 1999 to April 2001 as the chief representative. Between 1994 and 1999, Mr.  Zhu worked at Credit Suisse First Boston in the Equity Capital Markets and Investment Banking departments as Head of China Businesses. From 1992 to 1994, Mr.  Zhu worked at FMC Corporation’s Investment Analysis Department in Chicago. Between 1982 and 1990 Mr.  Zhu worked at the PRC Ministry of Finance in Beijing. Mr. Zhu obtained an MBA. from the University of Chicago Graduate School of Business in 1993, a master of science degree in economics from the PRC Ministry of Finance Research Institute in Beijing in 1985, and a bachelor degree in economics from the Hebei Institute of Geology in 1982.

Anthony J. Walton has been our independent director since January 22, 2008. Mr. Walton has been the Vice Chairman, Americas, for Standard Chartered Bank since 2005. He was a Partner at McFarland Dewey & Company, LLC, a private investment banking firm in New York, from 1998 to 2004, and served as President of Armstrong Holdings Corp., a private investment company and corporate finance advisory firm, from 1994 to 1998. He worked at Westpac Banking Corporation from 1983 to 1993 as a Director and Chief General Manager of the Americas and Europe Group, and Executive Vice President and General Manager of the Americas Division. Mr. Walton held different executive positions at Chase Manhattan Bank, N.A. from 1968 to 1983. Mr. Walton received a BA from Haverford College and an MBA in International Finance from the Wharton Graduate School of Finance at the University of Pennsylvania.

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

Yi Zhang serves as our vice general manager of technology. He is responsible for technology development and quality control. Mr. Zhang also served as a director until June 30, 2007 and is currently a director of WSP China. Prior to joining us in January 2004, Mr. Zhang served as the chief engineer of Baosteel Tube Co. from July 1998 to December 2003 and as the deputy chief engineer of the Xi’an Tubular Goods Research Center from May 1982 to June 1998. Mr. Zhang was an instructor to post-graduate students in material science at the Graduate School of Northeast University from July 2002 to July 2007. Mr. Zhang was awarded Certificates of Technological Innovation from the Shaanxi People’s Government, the State Science and Technology Commission and the Ministry of Science and Technology in January 1997, December 1997 and December 1998, respectively. He also received the Tianjin Science and Technological Innovation Certificate

from the Tianjin People’s Government in September 1999, as well as a Certificate of Product Expertise from Baosteel Group in October 2000, and received a Senior Engineer’s Certificate from CNPC in 1993. Mr. Zhang received a master’s degree in metallurgy from the Xi’an Jiaotong University in 1999.

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

Yip Kok Thi serves as our chief financial officer. Mr. Thi is principally responsible for managing accounting and finance. Prior to joining us in November 2005, Mr. Thi served as the financial controller and group chief accountant of Hap Seng Consolidated Bhd from September 1996 to August 2005, a company listed on the Bursa Malaysia Securities Berhad. Mr. Thi was an audit manager at Ernst & Young from October 1982 to March 1992. He also served as a controller of Lilly Industries (M) Sdn Bhd from March 1992 to September 1996. Mr. Thi obtained the Certificate for the Professional Examination II from the Malaysian Association of Certified Public Accountants in September 1988. He was admitted as a member of the Malaysian Association of Certified Public Accountants in November 1988, and also a member of the Malaysia Institute of Accountants in February 1993. He received his certificate for FCPA from CPA Australia in June 2008.

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

Yanping Dong serves as our assistant general manager of administration. Ms. Dong is responsible for general administration and policy planning. Prior to joining us in January 2000, Ms. Dong served as a financial manager at Daqing City Zhong Bang Jing Mao Company Limited from January 1996 to January 2000. Ms. Dong completed a training course in accounting at the Wuxi Municipal Institute of Technology in December 2003 and the in-service accounting program (post-graduate level) at Shanghai University of Finance and Economics School of Accounting in October 2006. She received the Certificate of Accounting Professional by the Wuxi Municipal Finance Bureau in November 2002. Ms. Dong is Mr. Piao’s spouse.

Dr. Qing Zhang is our vice president. Dr. Zhang is responsible for strategic planning, business development and corporate management of our company. Prior to joining us in April 2008, Dr. Zhang held various teaching positions as a professor of economics, finance and marketing at Daqing Petroleum Institute and several universities from 2005 to 2007. Dr. Zhang served as the chief executive officer of Daqing Longwall Harvest Group from 2004 to 2005. From 2003 to 2004, Dr. Zhang served as the chairman and chief executive officer of DPS Co., Ltd., a subsidiary of PetroChina. He also served as the head of the Institute of Economics and the Center of Research and Development of Daqing Petroleum Administration from 1999 to 2002. Dr. Zhang received a master degree in economics from Northwestern University of Technology in 1991, an MBA with distinction from Keele University in 1993, and a Ph.D. in investment from Loughborough University in 1998. He was a post-doctoral research fellow of development economics at the University of Cambridge in 2004.

Jiaxing Liu serves as our vice general manager of human resources. Mr.  Liu is responsible for human resources management and policy planning and serves as our compliance officer. Prior to joining us in May 2007, Mr.  Liu served as chairman on the boards of directors of Bao Ri Co. Ltd. and Nanjing Rolling Steel Factory of the Bao Steel Group Corporation from February 2003 to May 2007. From 1990 to 2003, he held senior positions, including as chief human resources manager, senior economist and engineer, at Bao Steel Group Corporation. Mr.  Liu graduated from Shanghai Institute of Technology.

B.

Compensation of Directors and Executive Officers

Compensation of directors and executive officers

For the year ended December 31, 2008, the aggregate cash compensation that we paid to our executive officers and directors was approximately $1.5 million. No executive officer is entitled to any severance benefits upon termination of his or her employment with our company.

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

▪

Options. Options provide for the right to purchase a specified number of our ordinary shares at a specified price and period determined by our compensation committee in one or more installments after the grant date.

▪

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

▪

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

Share options

As of March 31, 2009, our board of directors has granted certain of our officers, employees and consultants options for 5,206,000 ordinary shares in our company. The following paragraphs describe the principal terms of our restricted shares.

Option agreement. Options granted under our 2007 Share Incentive Plan are evidenced by an option agreement that contains, among other things, provisions concerning exercisability and forfeiture upon termination of employment or consulting arrangement, as determined by our board.

Vesting schedule. Options granted under our 2007 Share Incentive Plan vest over a two-year period following a specified vesting commencement date. 50% of the options granted vest at the first anniversary of the grant date and the remaining 50% shall vest at the secondary anniversary of the grant date, subject to the optionee continuing to be an employee or a service provider on each vesting date.

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

The following table summarizes, as of March 31, 2009, the outstanding options that we granted to our directors and executive officers and to other individuals as a group under our 2007 share incentive plan.

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

Audit committee

Our audit committee consists of Messrs. Wai Kit Lau, Dennis D. Zhu and Anthony J. Walton. Messrs. Wai Kit Lau, Dennis D. Zhu and Anthony J. Walton satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Securities Exchange Act of 1934, as amended. The audit committee oversees our accounting and financial reporting processes and audits of the financial statements of our company. The audit committee is responsible for, among other things:

▪

selecting the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

▪

reviewing with the independent auditors any audit problems or difficulties and management’s response;

▪

reviewing and approving all related party transactions;

▪

discussing the annual audited financial statements with management and the independent auditors;

▪

reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies; and

▪

meeting separately and periodically with management and the independent auditors.

Compensation committee

Our compensation committee consists of Messrs. Wai Kit Lau, Jing Lu and Dennis D. Zhu. Messrs. Wai Kit Lau, Jing Lu and Dennis D. Zhu satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

▪

reviewing the compensation philosophy of the company;

▪

evaluating the performance of our chief executive officer and determining and approving the compensation of our chief executive officer as well as other executive officers and directors; and

▪

reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Corporate governance and nominating committee

Our corporate governance and nominating committee consists of Messrs. Jing Lu, Dennis D. Zhu and Anthony J. Walton. Messrs. Jing Lu, Dennis D. Zhu and Anthony J. Walton satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The corporate governance and nominating committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

▪

identifying and recommending qualified candidates to the board for selection of nominees as directors, or for appointment to fill any vacancy;

▪

reviewing annually with the board of directors the current composition of the board of directors with regards to characteristics such as independence, experience and availability of service to us;

▪

advising the board of directors periodically with regard to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board of directors on all matters of corporate governance and on any remedial actions to be taken; and

▪

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

Terms of directors and officers

In accordance with our articles of association, all directors are eligible for re-election once every three years. At each annual general meeting, one-third of our directors (or, if their number is not a multiple of three, the number nearest to but not less than one-third) will retire from office by rotation. A retiring director shall be eligible for re-election and shall continue to act as a director at the meeting during which he has proposed his retirement. The directors to retire by rotation shall include any director who wishes to retire and not to offer himself for re-election. Any other directors subject to retirement shall be those who have been longest in office since their last re-election or appointment. In addition, a director must vacate his directorship if he resigns, becomes mentally unsound or dies, is absent from board meetings for six consecutive months without special leave from our board, becomes bankrupt or ceases to be a director under the law or is removed by our shareholders. A director may be removed by an ordinary resolution of our shareholders. Officers are selected by and serve at the discretion of the board of directors. The compensation of our directors is determined by the board of directors. There is no maximum age at which a director must retire.

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

Each executive officer has agreed to hold, both during and after the employment agreement expires or is terminated, in strict confidence and not to use, except as required in the performance of his duties in connection with the employment with our company, any confidential information, technical data, trade secrets and know-how of our company or the confidential information of any third party, including our subsidiaries, received by us. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice and that they shall be our absolute property. In addition, each executive officer has agreed to be bound by the non-competition restrictions set forth in his or her employment agreement. Specifically, each executive officer has agreed, while being employed by us and for a period of one year after termination of his or her employment, not to:

▪

solicit business from or perform services for any person who was a client, customer, supplier or prospective client of ours or of our subsidiaries during the executive officers’ employment;

▪

solicit or induce any person to terminate his or her employment or consulting relationship with us or our subsidiaries; or

▪

engage, invest or assist in any business that competes with our existing or future business or our subsidiaries.

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

D.

Employees

As of December 31, 2006, 2007 and 2008, we employed 1,550, 2,352 and 4,414 full-time employees, respectively. The following table sets forth the number of our full-time employees by area as of December 31, 2008.

As of December 31, 2008
Production	2,862
Technical services	688
Quality assurance	326
Logistics	217
General administration	266
Marketing and sales	55
Total	4,414

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

E.

Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2009:

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

	Shares beneficially owned
	Number	%
Directors and executive officers:
Longhua Piao (1)(7)(8)	104,330,000	50.6
Abdul Halim bin Harun (2)	46,000,000	22.3
Xizhong Xu	*	*
Wai Kit Lau	*	*
Jing Lu	*	*
Dennis D. Zhu (3)	14,088,000	6.8
Anthony J. Walton	*	*
Baiqin Yu	*	*
Yi Zhang	*	*
Zongdi Ye	*	*
Yip Kok Thi	*	*
Rixin Luo	*	*
Yanping Dong (4)	*	*
Qing Zhang	*	*
Jiaxing Liu	*	*
All directors and executive officers as a group (5)	165,998,000	79.9
Principal shareholders:
Expert Master Holdings Limited (6)(7)	104,100,000	50.6
UMW China Ventures (L) Ltd. (8)	45,900,000	22.3

OCM Asia Principal Opportunities Fund, L.P. (9)	14,088,000	6.8

*

Upon exercise of all options exercisable within 60 days of the date of this annual report, would beneficially own 1% or less of our ordinary shares.

(1)

Includes (i) 104,100,000 ordinary shares owned by EMH, which is wholly owned by Mr. Piao; and (ii) 230,000 ordinary shares issuable upon exercise of options held by Mr. Piao. The business address of Mr. Piao is No. 38 Zhujiang Road, Xinqu, Wuxi, Jiangsu Province, People’s Republic of China.

(2)

Includes (i) 45,900,000 ordinary shares owned by UMW China Ventures (L) Ltd.; and (ii) 100,000 ordinary shares issuable upon exercise of options held by Mr. Abdul Halim bin Harun. Mr. Abdul Halim bin Harun is UMW Holdings Berhad’s group managing director and chief executive officer. UMW Holdings Berhad is the ultimate owner of UMW China Ventures (L) Ltd. Mr. Abdul Halim bin Harun disclaims beneficial ownership of all of the shares owned by UMW China Ventures (L) Ltd. The business address of Abdul Halim bin Harun is UMW Holdings Bhd, Jalan Utas 15/7, 40915 Shah Alam, Selangor, Malaysia.

(3)

Includes 6,544,000 ordinary shares held by OCM Asia Principal Opportunities Fund, L.P. Dennis D. Zhu is a Managing Director of Oaktree Capital (Hong Kong) Ltd., which is an affiliate of Oaktree Capital Management, L.P., which in turn is the investment manager of OCM Asia Principal Opportunities Fund, L.P. Mr. Zhu disclaims beneficial ownership of all of the shares owned by OCM Asia Principal Opportunities Fund, L.P.

(4)

Ms. Dong is Mr. Piao’s spouse.

(5)

Includes ordinary shares issuable upon exercise of options held by all of our directors and executive officers as a group.

(6)

EMH is wholly owned by Mr. Piao. The address of Expert Master Holdings Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(7)

On December 1, 2006, EMH entered into an exchangeable bonds subscription agreement with J. P. Morgan Securities Ltd., Evolution Master Fund Ltd. SPC, Segregated Portfolio M, and CQS Convertible and Quantitative Strategies Master Fund Limited, under which EMH issued to these subscribers exchangeable bonds in the aggregate principal amount of $20.0 million. EMH has mortgaged its shares in our company to the subscribers of such exchangeable bonds as first ranking security for the performance of its obligations under the bonds. The exchangeable bonds are exchangeable into our ordinary shares owned by EMH at the earlier of (i) six months after our initial public offering; and (ii) such earlier date as may be permitted by the relevant stock exchange for the exercise of the exchange right. The number of ordinary shares in our company to be exchanged by the subscribers is equal to the principal amount of the bonds to be exchanged divided by an exchange price of 105.0% of the initial public offering price per share, subject to adjustment under certain circumstances. In addition, we have granted registration rights to the subscribers of the exchangeable bonds.

(8)

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

(9)

OCM Asia Principal Opportunities Fund, L.P. is a Cayman Islands exempted limited partnership. The principal business address of OCM Asia Principal Opportunities Fund, L.P. is c/o Oaktree Capital Group Holdings GP, LLC, 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.

As of the date of this annual report, 205,789,800 of our ordinary shares were issued and outstanding. To the best of our knowledge, approximately 27.1% of the issued and outstanding shares are held by the depositary, a U.S. record holder. None of our principal shareholders have different voting rights as holders of our ordinary shares.

Except the transactions described in footnote (6) above relating to our ordinary shares owned by EMH, we are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Item 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.

Related Party Transactions

Other transactions among certain shareholders, their predecessors or subsidiaries

Transactions with Mr. Piao and his affiliates

Wuxi Longhua Steel Pipes Company Limited, or Wuxi Longhua, is a limited liability company established in China and controlled by Mr. Piao. Wuxi Longhua previously engaged in the business of sales and processing of oil pipes and had been involved in sales of green pipes and billets to, and purchases of seamless OCTG from, us during 2006 on an arm’s length basis. In 2006, Wuxi Longhua sold its equipment for processing oil pipes to WSP China for $0.9 million. We also engaged Wuxi Longhua, as one of our sub-contractors, to supply us with round billets and green pipes based on the market price. Our purchase of round billets and green pipes from Wuxi Longhua amounted to $9.4 million for the year ended December 31, 2006. In addition, we also supplied Wuxi Longhua with cold-draw tubes and steel billets based on market price. Our sales of cold-draw tubes and steel billets to Wuxi Longhua amounted to $2.7 million for the year ended December 31, 2006. Wuxi Longhua, as our sub-contractor, also provided us with processing services of steel pipes at a fixed price per tonne payable monthly. These transactions were on the terms no less favorable to us than in arm’s length transactions between unrelated parties. Since September 2006, Wuxi Longhua no longer engaged in sales and processing of oil pipes and its business scope was also amended to general trading and leasing of properties.

Based on a building lease agreement dated June 19, 2006 and subsequently amended, WSP China has rented from Wuxi Longhua a piece of land and certain buildings located in Wuxi, China for production and storing purposes, for which we paid $73,000, $225,000 and $426,000 in 2006, 2007 and 2008, respectively. The lease is currently at a rent of approximately $66,000 per month and will expire on August 31, 2009.

Wu Quanhua Material Co., Ltd., or Quanhua Material, a company controlled by Mr. Quanhua Piao, Mr. Piao’s brother, has been providing logistics services to us on an arm’s length basis during the years ended December 31, 2006, 2007 and 2008, for which we paid the fees of approximately $1.2 million, $2.2 million and $5.6 million, respectively. On January 5, 2007, we entered into a Logistics Framework Agreement with Quanhua Material for the supply of logistics services at fees to be negotiated by the parties on an arm’s length basis. This agreement will expire on December 31, 2009 and will be automatically renewed for another term of three years unless either party gives three months’ termination notice prior to the expiration date. We also purchased anti-corrosion materials from Quanhua Material in the amount of approximately $13,000 for the year ended December 31, 2007 on an arm’s length basis.

Wuxi Aihua Chemical Company Limited, or Wuxi Aihua, a company controlled by Mr. Quanhua Piao, has been providing painting and chemical products to us on an arm’s length basis during the years ended December 31, 2006 and 2007, for which we paid fees of approximately $1.3 million, $0.7 million, respectively. On January 5, 2007, we entered into a framework agreement with Wuxi Aihua for the supply of painting and chemical products at a price to be negotiated by the parties on an arm’s length basis. This agreement will expire on December 31, 2009 and will be automatically renewed for another term of three years unless either party gives three months’ termination notice prior to the expiry of the term. We also rented vehicles from Wuxi Aihua on an arm’s length basis for approximately $20,000 and $22,000 for the years ended December 31, 2007 and 2008 respectively. In 2008, Wuxi Aihua also provided certain antirust services to us, which amounted to $140,000 in fees based on prices negotiated on an arm’s length basis.

Xuyi Aihua Oil Pipe Anticorrosive Product Co., Ltd., or Xuyi Aihua, a company controlled by Mr. Quanhua Piao, has been providing chemical products, such as paint, to us since January 2007. In 2007 and 2008, we paid approximately $2.5 million and $4.8 million respectively in fees based on prices negotiated on an arm’s length basis. We expect to continue to purchase products from Xuyi Aihua in the future. In 2008, Xuyi Aihua also purchased products from us on an arm’s length basis for a total consideration of approximately $11,000.

From November 2005 to 2007, we have supplied OCTG products to Eastar Industries Inc., a company incorporated in Canada and controlled by Mr. Piao for resale to distributors and large customers in Canada. The total value of our sales to Eastar Industries Inc. was approximately $10.5 million and $0.4 million for the years ended December 31, 2006 and 2007, respectively, at prices negotiated on an arm’s length basis.

We entered into several transactions with Wuxi Huayi, a company controlled by Mr. Piao. Wuxi Huayi supplied us on an arm’s length basis with green pipes and round billets based on market price. Our purchase of green pipes and round billets from Wuxi Huayi represented a total of $1.2 million for the year ended December 31, 2006. In 2006, WSP China also provided steel processing services to Wuxi Huayi. These processing fees amounted to $0.3 million in 2006. We have not since then entered into any other sub-contracting agreement with Wuxi Huayi.

Wuxi Bright Wanbang Oil & Gas Anticorrosion Co., Ltd., an investee company in which we hold a 29% equity interest, provided certain anticorrosion services to us on an arm’s length basis, which amounted to $617,000 in fees for the year ended December 31, 2008.

We settled a lawsuit in August 2007 with the Bank of Communications and paid on behalf of Huayuan Jiangsu RMB9 million ($1.2 million) plus an interest of RMB1.3 million ($0.2 million). Wuxi Longhua had undertaken in the past to reimburse WSP China with respect to any liability arising from our guarantee provided to the Bank of Communications. We waived our rights and claims against Wuxi Longhua in relation to this settlement payment made to the Bank of Communications.

Transactions with UMW and its affiliates

In 2006, we entered into a long-term loan with UMW ACE on an arm’s length basis in the aggregate amount of $9.1 million. This loan was used to finance the construction of our hot-rolling pipe line and additional threading lines in Wuxi, China. Our long-term loans from UMW ACE had terms of five years and had floating interest rates tied to a percentage above Singapore Interbank Offered Rate, or SIBOR. In 2006 and 2007, the average interest rate for our long-term loans from UMW ACE was approximately 7.2% and 7.2%. As of December 31, 2006, we had long-term borrowings from UMW ACE of $53.3 million. The borrowings were repaid in full in 2007.

In 2006, we entered into a sales contract on an arm’s length basis with UMW Petrodril (M) Sdn Bhd, or UMW Petrodril, a subsidiary of UMW, to supply UMW Petrodril with oil pipes based on market price. Our sales of oil pipes to UMW Petrodril amounted to $0.8 million for the year ended December 31, 2006. This transaction was discontinued.

UMW Oilfield International Trading (Labuan) Limited, a wholly-owned subsidiary of UMW, is a related party of WSP Holdings due to its association with UMW. UMW Oilfield International Trading (Labuan) Limited, as an overseas distributor of WSP Holdings’ products, has been purchasing oil pipes from us for re-sale in the Malaysian market in 2005 and 2006. These transactions were negotiated between the parties on an arm’s length basis. Our sales of oil pipes to UMW Oilfield International Trading (Labuan) Limited amounted to $21.2 million, $6.4 million and $29.1 million for the years ended December 31, 2006, 2007 and 2008, respectively. We expect to continue to sell oil pipes to UMW Oilfield International Trading (Labuan) on the same basis.

Other related party transactions

We purchased coal from Wuxi Shinan Trading Co., Ltd. in 2007 and 2008 on an arm’s length basis for approximately $3.4 million and $7.0 million, respectively. Wuxi Shinan Trading Co., Ltd. is controlled by Mr. Cheng Huang’s family. Mr. Huang is a major shareholder and director of Jiangsu Fanli.

On August 4, 2007, we entered into a shareholder’s agreement with Mr. Changlin Zhu, a director of WSP Heat Insulation, to sell our 51% equity interest in WSP Heat Insulation for a cash consideration of $670,000. The transaction was completed on August 31, 2007.

In 2008, we purchased a commercial property in Houston, Texas on an arm’s length basis from WSP Pipe LLC, a company controlled by Mr. Piao, for approximately $10 million. We plan to use the property to build a manufacturing and warehouse facility.

C.

Interests of Experts and Counsel

Not applicable.

Item 8.

FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal proceedings

In April 2009, seven U.S. companies and the United Steelworkers Union filed a petition with the ITC and the DOC, alleging that China-based OCTG manufacturers unfairly dumped OCTG products in the U.S. market. The petitions allege that Chinese producers benefit from massive government subsidies and that dumping margins range from 40% to 90%. We were named as one of the major exporters of OCTG products from China. We plan to contest the allegations. Should the ITC and the DOC make determinations in favor of the complainants and impose anti-dumping and countervailing duties on our goods, our sales in the U.S. may suffer. However, if we prevail and obtain more favorable duties treatment compared to other Chinese OCTG producers, we may benefit from this anti-dumping proceeding. We believe the case is unlikely to be settled before the end of 2009, and it is still too early to speculate on the outcome of the case. In 2007 and 2008, sales to the United States accounted for 22.7% and 34.3% of our net revenues, respectively.

In December 2008, SB International, Inc., a Texas corporation, brought a case against us, Houston OCTG, WSP China, Mr.  Longhua Piao and certain other individuals in a district court in Dallas County, Texas, alleging that the defendants interfered with the plaintiff’s contracts and business relations with its customers. The petition also contained claims for theft of information, conversion, breach of fiduciary duty, misappropriation of confidential information, fraud and conspiracy. There is no specific amount of damages claimed in the petition. We have denied the claims and intend to vigorously defend ourselves against the claims. As of the date of this annual report, the case is still in the initial stage of discovery.

In December 2008, Houston OCTG, WSP China and WSP USA, LLC filed a petition against Satish Gupta, YAS International, Inc. and SB International, Inc. The petition contains requests for declaratory judgment and claims for breach of fiduciary duty, negligence, constructive fraud, request for accounting and breach of contract. As of the date of this annual report, the case is still in the initial stage of discovery.

In May 2007, Frank H. Migl and several other plaintiffs brought a lawsuit against Watson Pipe, Inc., Atlas Tubular, L.P., Halliburton Energy Services, Inc. and Xxtreme Inspection in a district court in Lavaca County, Texas. The plaintiffs alleged that a casing pipe ruptured in one of plaintiffs oil and gas, which caused over $7.0 million in damages. In 2008, the plaintiffs amended the petition to add WSP China as a defendant, and one of the defendants filed a petition against WSP China as third-party defendant, alleging that WSP China supplied the defective product for the operation. We have denied the claims and intend to vigorously defend ourselves against the claims.

In February 2009, Seba Pipe Inc. brought a lawsuit in the United States District Court for the Southern District, Texas, against WSP China. The plaintiff alleged that several shipments of seamless steel casing delivered by WSP China were damaged, did not meet the required specifications and were misdescribed in the bills of lading. The plaintiff sought damages in the amount of approximately $500,000 plus interest, costs and attorneys’ fees. The plaintiff obtained from the court a writ of attachment and garnishment to attach our property located within the Southern District of Texas. This writ was served upon a bank as garnishee to attach a particular bill of lading that we delivered to plaintiff’s bank for a different shipment of seamless steel casing. After an oral hearing, the court entered an order that vacated the writ and released the bill of lading from attachment, but the court did not dismiss the case. As of the date of this annual report, the case is still in the initial stage of discovery.

Except as disclosed above, we are not currently a party to any other material legal or administrative proceedings. However, we may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business.

Dividend policy

From time to time, we have paid dividends to shareholders. We declared a dividend of $15.0 million in January 2005, which was in turn contributed by our shareholders to increase the registered capital of WSP China. We declared dividends in aggregate of $28.8 million in June 2006 and August 2006 and $32.5 million in October 2007. In March 2009, we declared cash dividend in the amount of US$0.15 per ordinary share, or $0.30 per ADS, and an one-time special cash dividend in the amount of US$0.225 per ordinary share, or $0.45 per ADS, out of our annual profits for the years ended December 31, 2007 and 2008.

In March 2009, our board also approved our dividend policy to declare annual dividend in the range of 30% to 50% of our annual profit going forward. The timing and amount of dividend payments are subject to the discretion of our board of directors and is dependent upon various factors, including our cash flow and working capital requirements, as well as the withholding tax obligations under the New Tax Law. Our board of directors has complete discretion on whether to pay dividends, subject to the approval of our shareholders. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our board of directors may deem relevant. Depending on future events and other changes in the regulatory environment or the business climates, our board of directors may determine at a later time to change our dividend policy.

Cash dividends on our ADSs, if any, will be paid in U.S. dollars.

B.

Significant Changes

From December 31, 2008 to March 31, 2009, we increased our short-term borrowings by $497.9 million.

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9.

THE OFFER AND LISTING

A.

Offering and Listing Details.

Our ADSs, each representing two ordinary shares, have been listed on the New York Stock Exchange since December 6, 2007 under the symbol “WH.” The following table sets forth the high and low trading prices of our ordinary shares for the period indicated:

	Trading Price
	High	Low
Annual High and Low
2007 (from December 6)	9.50	8.16
2008	9.24	3.65
Quarterly High and Low
Fourth Quarter 2007 (from December 6)	9.50	8.16
First Quarter 2008	9.24	3.75
Second Quarter 2008	8.48	4.84
Third Quarter 2008	9.00	5.55
Fourth Quarter 2008	6.50	3.65
First Quarter 2009	5.15	2.23
Monthly High and Low
December 2008	4.31	3.65
January 2009	4.96	3.53
February 2009	5.15	3.56
March 2009	3.94	2.23
April 2009	3.95	3.30

B.

Plan of Distribution

Not applicable.

C.

Markets

Our ADSs, each representing two ordinary shares, have been listed on the New York Stock Exchange since December 6, 2007 under the symbol “WH.”

For the year ended December 31, 2008, the trading price of our ADSs ranged from $3.65 to $9.24 per ADS.

D.

Selling Shareholders

Not applicable.

E.

Dilution

Not applicable.

F.

Expenses of the Issue

Not applicable.

Item 10.

ADDITIONAL INFORMATION

A.

Share Capital

Not applicable.

B.

Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our amended and restated memorandum of association contained in our F-1 registration statement (File No. 333-147351), originally filed with the SEC on November 13, 2007, as amended. Our shareholders adopted our amended and restated memorandum and articles of association by a special resolution in October 2007.

C.

Material Contracts

We are a party to the following material contracts for the two years immediately preceding the date of the annual report:

▪

purchase agreement with Taiyuan Tongze Equipment Co., Ltd. for the purchase of hot rolling production line equipment, under which we purchased certain hot rolling production line equipment for RMB224 million (US$30.7 million);

▪

framework arrangement with Nanjing Steel for the supply of round steel billets. See “—Manufacturing—Suppliers of raw materials” for a description of this material contract;

▪

cooperation agreement with Wuxi Xuefeng for the supply of round steel billets. See “—Manufacturing—Suppliers of raw materials” for a description of this material contract;

▪

deposit agreement among WSP Holdings, JPMorgan Chase Bank, N.A., and holders of the ADRs dated as of December 6, 2007, under which JPMorgan Chase Bank, N.A. serves as depositary of our ADSs; and

▪

joint venture agreement with Liaoning Pipe, dated March 27, 2008, under which we invested $28 million for a 70% equity interest in Liaoyang Seamless.

D.

Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulations on foreign currency exchange” and “— Regulations on dividend distribution.”

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

▪

that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciations shall apply to our company or its operations; and

▪

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

The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

▪

banks;

▪

certain financial institutions;

▪

insurance companies;

▪

broker dealers;

▪

traders that elect to mark to market;

▪

tax-exempt entities;

▪

persons liable for alternative minimum tax;

▪

persons holding an ADS or ordinary share as part of a straddle, hedging, conversion or integrated transaction;

▪

persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee stock options or otherwise as compensation;

▪

persons that actually or constructively own 10% or more of our voting stock; or

▪

persons holding ADSs or ordinary shares through partnerships or other pass-through entities.

PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE AND LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSs OR ORDINARY SHARES.

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply if you are the beneficial owner of ADSs or ordinary shares and you are, for U.S. federal income tax purposes,

▪

an individual who is citizen or resident of the United States;

▪

a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any State or the District of Columbia;

▪

an estate whose income is subject to U.S. federal income taxation regardless of its source; or

▪

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

With respect to non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2011, dividends may be taxed as qualified dividend income at the lower applicable capital gains rate provided that specified conditions are satisfied, including (1) the ADSs or ordinary shares, as applicable, are readily tradable on an established securities market in the United States, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) specified holding period requirements are met. We expect the ADSs will continue to be listed on the New York Stock Exchange, and if so, the ADSs will be treated as readily tradable on an established securities market in the United States for purposes of clause (1). You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. PRC taxes withheld from dividends on the ADSs or ordinary shares at a rate not exceeding the rate provided for in the treaty between the PRC and the United States will be creditable against your US federal income tax liability, subject to applicable restrictions and limitations that may vary depending upon your individual circumstances. Instead of claiming a credit, you may elect to deduct such PRC taxes in computing your taxable income, subject to generally applicable limitations. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the ADSs or ordinary shares will generally constitute “passive category income” but could, in the case of some U.S. Holders, constitute “general category income.” The rules governing foreign tax credits are complex. Therefore, you should consult you own tax advisors regarding the availability of foreign tax credits in your particular circumstances.

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

Passive foreign investment company

A non-U.S. corporation is considered a passive foreign investment company, or PFIC, for U.S. federal income tax purposes, for any taxable year if either:

▪

at least 75% of its gross income is passive income, or the “income test,” or

▪

at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income, or the “asset test.”

For this purpose, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

We believe that we should not be treated as a PFIC the our taxable year that ended December 31, 2008. We must make a separate determination each year as to whether we are a PFIC. As a result, it is possible that our PFIC status will change. For example, because the total value of our assets for purposes of the asset test generally will be calculated using the market price of our ADSs and ordinary shares, our PFIC status will depend in large part on the market price of our ADSs and ordinary shares. Accordingly, it is possible that fluctuations in the market price of the ADSs and ordinary shares will result in our being a PFIC for any year. In addition, for purposes of the income test, our gross income from the sales of goods is generally reduced by our cost of goods sold. Therefore, for example, if our cost of goods sold were to increase without an offsetting increase in our revenues from the sale of the related goods, we may under some circumstances become a PFIC under the income test. If we are a PFIC for any year during which you hold ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which you hold ADSs or ordinary shares. In addition, if we are a PFIC for any taxable year and any of our foreign subsidiaries is also a PFIC, a U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the subsidiary PFIC for purposes of the applicable of the rules governing PFICs. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than

125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:

▪

the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares;

▪

the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income; and

▪

the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or ordinary shares cannot be treated as capital, even if you hold the ADSs or ordinary shares as capital assets.

Alternatively, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election for stock of a PFIC to elect out of the tax treatment discussed in the two preceding paragraphs. If you make a mark-to-market election for the ADSs or ordinary shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate discussed above under “Taxation of dividends and other distributions on the ADSs or ordinary shares” would not apply.

The mark-to-market election is available only for stock which is regularly traded on a qualified exchange or other market, as defined in applicable U.S. Treasury Regulations. We expect that the ADSs will continue to be listed on New York Stock Exchange and, consequently, if you are a holder of ADSs and the ADSs are regularly traded on the New York Stock Exchange, the mark-to-market election would be available to you were we to be or become a PFIC.

In general, if a non-U.S. corporation is a PFIC, a holder of shares in that corporation may avoid taxation under the rules described above by making a “qualified electing fund” election to include its share of the corporation’s income on a current basis, or a “deemed sale” election once the corporation no longer qualifies as a PFIC. However, you may make a qualified electing fund election with respect to your ADSs or ordinary shares only if we agree to furnish you annually with required tax information, and we do not presently intend to prepare or provide such information.

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

Information reporting and backup withholding

Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares that are made within the United States or through certain U.S. -related financial intermediaries generally are subject to information reporting to the Internal Revenue Service and may be subject to U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status can provide such certification on Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding can be credited against your U.S. federal income tax liability, and you can obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

F.

Dividends and Paying Agents

Not applicable.

G.

Statement by Experts

Not applicable.

H.

Documents on Display

We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934. Under the Securities Exchange Act of 1934, we are required to file reports and other information with the SEC. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Securities Exchange Act of 1934 prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Securities Exchange Act of 1934.

We will furnish JPMorgan Chase Bank, N.A., the depositary of our ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

Our financial statements have been prepared in accordance with U.S. GAAP.

I.

Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information on the Company—C. Organizational Structure”.

Item 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the potential loss arising from adverse changes in market rates and prices, such as interest rates, foreign currency exchange rates and commodity prices.

Interest rate risk

Our exposure to interest rate risk primarily relates to the interest rates for our outstanding debt and the interest income generated by excess cash invested in liquid investments with original maturities of three months or less. As of December 31, 2008, we had short-term bank loans in the amount of $337.4 million and there was no long-term borrowing. Our short-term bank loans and long-term borrowings are subject to floating interest rates. As of December 31, 2008, our total borrowings amounted to $337.4 million with interest rates varying from 4.5% to 7.8% for the year ended December 31, 2008. Assuming the principal amount of the outstanding bank borrowings remains approximately the same as of December 31, 2008, a 1% increase in each applicable interest rate would add approximately $3.4 million to our interest expenses for the year ended December 31, 2008. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates.

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

On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy caused the Renminbi to appreciate approximately 21.5% against the U.S. dollar over the following three years. Since reaching a high against the U.S. dollar in July 2008, however, the Renminbi has traded within a narrow band against the U.S. dollar, remaining within 1% of its July 2008 high but never exceeding it. As a consequence, the Renminbi has fluctuated sharply since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. It is difficult to predict how long the current situation may last and when and how it may change again.

Because a substantial portion of our costs and expenses is denominated in Renminbi, a resumption of the appreciation of the Renminbi against the U.S. dollar would further increase our costs in U.S. dollar terms. In addition, as we rely entirely on dividends paid to us by our operating subsidiaries in China, any significant depreciation of the Renminbi against the U.S. dollar may have a material adverse effect on our revenues and financial condition, and the value of, and any dividends payable on, our ordinary shares. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our common shares or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. The Renminbi appreciated by 6.47% against the U.S. dollar in 2008. A 10% decrease in the exchange rate of the U.S. dollar against the Renminbi would have resulted in a decrease of approximately US$17.3 million in the value of our U.S. dollar-denominated financial assets at December 31, 2008.

We have been monitoring and managing our foreign exchange exposure as an integral part of our overall risk management program. We maintain a foreign currency risk management strategy that uses forward contracts to limit the effects of foreign exchange rate fluctuations on financial results. For instance, in July 2008, we entered into a series of monthly forward foreign exchange contracts with Standard Chartered Bank (China) Limited, pursuant to which Standard Chartered Bank agreed to purchase from WSP China a total of $120.0 million in U.S. dollar in exchange for certain amount of RMB at a fixed exchange rate. In accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, we apply the marked-to-market rules and recognize gains or losses resulted from changes in the fair value of the forward contracts in the consolidated statements of operations. See also “Item 3D. Key Information—Risk Factors—Risks Related to Doing Business in China—Fluctuations in exchange rates could adversely affect our business as well as result in foreign currency exchange losses.”

Commodity price risk

We are exposed to market risk of price fluctuations related to the purchase of raw materials, especially round steel billets. We purchase round steel billets directly from suppliers in PRC. In order to secure a steady supply of round steel billets, we have entered into long-term arrangements with two major suppliers. In August 2006, we entered into a three year framework arrangement with Nanjing Iron & Steel United Co., Ltd., or Nanjing Steel, under which we agreed to order from Nanjing Steel, and Nanjing Steel agreed to supply us with 200,000 to 300,000 tonnes of round steel billets per year. In December 2006, we entered into a five-year cooperation agreement with Wuxi Xuefeng Steel Co. Ltd., or Wuxi Xuefeng, under which Wuxi Xuefeng is committed to supply us with 300,000 to 600,000 tonnes of round steel billets per year. The prices of the billets under these arrangements will be adjusted periodically according to the prevailing market price. We also purchase round steel billets from other PRC suppliers at market prices. We do not use any commodity derivatives to manage our commodity price risks.

Item 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

Item 13.

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

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

Based on their evaluation of the effectiveness of our disclosure controls and procedures as described above, our chief executive officer and chief financial officer have concluded that as of the end of the period covered by this annual report, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our management, with the participation of our chief  executive officer and chief financial officer, has conducted a comprehensive review, evaluation and assessment of the effectiveness of our internal control over financial reporting as of December 31, 2008, as required by Rule 13a-15(c) of the Exchange Act, based on the criteria established in “Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation which excluded Mengfeng as discussed below, our management has concluded that, as of December 31, 2008, our internal control over financial reporting was effective.

Any internal control framework, no matter how well designed, has inherent limitations, including the possibility of human error and the circumvention or overriding of the controls and procedures, and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with the policies of procedures may deteriorate.

Our management excluded Mengfeng from this year’s self-assessment due to that we acquired Mengfeng on July 24, 2008 and Mengfeng did not start normal operations until the construction substantially completed in late 2008. As such, our management determined that the time available was inadequate to complete an effective assessment of the internal control of Mengfeng and to effectively implement any meaningful changes. Our management was also of the view that any potential risk from Mengfeng is manageable and should not be a key concern for the year.

Key financial information pertaining to Mengfeng and its significance to our consolidated financial statements are set out below:

	Key financial information of Mengfeng $ million	Significance to the Company %
Net assets	31	6
Total assets	115	9
Revenues	5	1

In addition, net loss of Mengfeng was approximately $8 million for the year ended December 31, 2008 and resulted in a reduction of 8% of net income to the Company.

Our independent registered public accounting firm, Deloitte Touche Tohmatsu CPA Ltd., who has audited the financial statements included in this annual report on Form 20-F, has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2008.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of WSP Holdings Limited

We have audited the internal control over financial reporting of WSP Holdings Limited and its subsidiaries (collectively, the “Company”) as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management’s Annual Report on Internal Control Over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Tuoketuo County Mengfeng Special Steel Co., Ltd. (“Mengfeng”), which was acquired on July 24, 2008 and whose financial statements constitute 6% and 9% of net and total assets, respectively, 1% of revenues, and a reduction of 8% of  net income of the consolidated financial statement amounts as of and for the year ended December 31, 2008. Accordingly, our audit did not include the internal control over financial reporting at Mengfeng. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2008 of the Company and our report dated May 5, 2009 expressed an unqualified opinion on those financial statements and financial statement schedule and included an explanatory paragraph relating to the adoption of the recognition and measurement methods under Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109”.

/s/ Deloitte Touche Tohmatsu CPA Ltd.

Beijing, the People’s Republic of China

May 5, 2009

Changes in Internal Controls over Financial Reporting

There were no adverse changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

Mr.  Dennis D. Zhu qualifies as “audit committee financial expert” as defined in Item 16A of Form 20-F and satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Securities Exchange Act of 1934.

ITEM 16B.

CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officer, chief financial officer, chief operating officer, chief technology officer, vice presidents and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as an exhibit to our registration statement on Form F-1 (File No. 333-147351), and posted the code on our website www.wsphl.com. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu CPA Ltd., our principal external auditors, for the periods indicated.

(in thousands)	2007	2008
Audit fees	$3,481(1)	$2,566(2)
Audit-related fees	—	250(3)
Tax-related fees	—	41

(1)

“Audit fees” in 2007 means the aggregate fees billed for professional services rendered by our principal auditor for the audit and review of financial statements and other services in connection with our initial public offering in the United States capital market completed in 2007, the audit of our annual consolidated financial statements and statutory audits of certain subsidiaries for the year ended December 31, 2007 as well as the audit of financial statements in contemplation of our proposed initial public offering in Hong Kong capital market.

(2)

“Audit fees” in 2008 means the aggregate fees billed for professional services rendered by our principal auditor for the audit of the consolidated financial statements and of the effectiveness of internal control over financial reporting, statutory audits of certain subsidiaries, reviews of the quarterly financial statements, procedures related to registration statement filed with the SEC.

(3)

“Audit-related fees” in 2008 means the aggregate fees billed for professional services rendered by our principal auditor for the due diligence work associated with certain contemplated acquisitions..

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Deloitte Touche Tohmatsu CPA Ltd., including audit services, audit-related services, tax services and other services as described above, other than those for de minimus services which are approved by the Audit Committee prior to the completion of the service.

ITEM 16D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.

CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.

CORPORATE GOVERNANCE

Because our ADSs are listed on the NYSE, we are subject to corporate governance requirements of the NYSE. In addition, WSP is incorporated in the Cayman Islands and thus our corporate governance practices are also governed by applicable Cayman Islands law. Under Section 303A of the NYSE Listed Company Manual, NYSE-listed non-U.S. companies may, in general, follow their home country corporate governance practices in lieu of some of the NYSE corporate governance requirements. We are committed to a high standard of corporate governance. As such, we endeavor to comply with most of the NYSE corporate governance practices and believe that it is currently in compliance with the NYSE corporate governance practices.

PART III

ITEM 17.

FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.

FINANCIAL STATEMENTS

The consolidated financial statements of WSP Holdings Limited are included at the end of this annual report.

ITEM 19.

EXHIBITS

1.1

Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 1.1 of our Annual Report on Form 20-F/A (File No. 001-33840), filed with the Securities and Exchange Commission on June 30, 2008).

2.1

Registrant’s specimen American depositary receipt (included in Exhibit 2.3) (incorporated by reference to Exhibit 4.3 of Amendment No. 1 to our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 20, 2007).

2.2

Registrant’s specimen certificate for ordinary shares (incorporated by reference to Exhibit 4.2 of our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 13, 2007).

2.3.

Deposit Agreement, dated as of December 6, 2007, among the Registrant, the depositary and holder of the American depositary receipts (incorporated by reference to Exhibit 4.3 of Amendment No. 1 to our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 20, 2007).

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

4.19

English translation of Joint Venture Agreement, dated March 27, 2008 between First Space Holdings Limited and Liaoning Steel Pipe Co., Ltd. (incorporated by reference to Exhibit 2.40 of our Annual Report on Form 20 F (File No. 001 33840), filed with the Securities and Exchange Commission on June 12, 2008).

4.20*

English translation of Equity Transfer Agreement, dated July 24, 2008, between Hebei Bishi Industry Group Co., Ltd. and Wuxi Seamless Oil Pipes Co., Ltd regarding Inner Mongolia Tuoketuo County Mengfeng Special Steel Co., Ltd.

8.1*	Subsidiaries of the Registrant.
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 13, 2007).

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
23.1*	Consent of Deloitte Touche Tohmatsu CPA Ltd.
23.2*	Consent of American Appraisal China Limited

*

Filed with this Annual Report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WSP Holdings Limited

By:

/s/ Longhua Piao

Name:

Longhua Piao

Title:

Chairman and Chief Executive Officer

Date:

May 5, 2009

WSP HOLDINGS LIMITED

Report of Independent Registered Public Accounting Firm and Financial Statements

For the years ended December 31, 2006, 2007 and 2008

WSP HOLDINGS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF WSP HOLDINGS LIMITED

We have audited the accompanying consolidated balance sheets of WSP Holdings Limited and its subsidiaries (the "Company") as of December 31, 2008 and 2007 and the related consolidated statements of operations, shareholders' equity and comprehensive income, and cash flows for each of the three years ended December 31, 2008 and the related financial statement schedule included in Schedule I.  These financial statements and financial statement schedule are the responsibility of the Company's management.  Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2008 and 2007 and the results of its operations and its cash flows for each of the three years ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.  Also, in our opinion, such financial statement schedule, when considered in relation to such consolidated financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

As described in Note 2 to the consolidated financial statements, effective on January 1, 2007, the Company adopted the recognition and measurement methods under Financial Accounting Standards Board Interpretation No.48, "Accounting for Uncertainty in Income Taxes-an Interpretation of FASB Statement No. 109".

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 5, 2009 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu CPA Ltd.

Beijing, the People's Republic of China

May 5, 2009

WSP HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(In U.S. dollar thousands, except for share and share-related data)

	As of December 31, 2007	As of December 31, 2008
Assets
Current assets:
Cash and cash equivalents	$179,973	$89,097
Restricted cash	120,759	231,988
Term deposit	157	111
Accounts and bills receivable, net of allowance for doubtful accounts
of $142 and $10,086 in 2007 and 2008, respectively	137,497	246,463
Advances to suppliers	18,167	15,049
Inventories	163,246	311,383
Income taxes receivable	604	2,224
Prepaid expenses and other current assets	1,926	16,270
Amount due from related party	2,407	-
Deferred income tax assets	1,306	6,791

Total current assets	626,042	919,376

Property, plant and equipment, net	185,136	313,936
Intangible assets, net	187	136
Land use rights	9,553	32,105
Deposits for acquisition of property, plant and equipment	4,791	41,740
Long-term investment	-	1,077
Deferred income tax assets, non-current	1,512	2,241

Total assets	$827,221	$1,310,611

Liabilities, minority interests and shareholders' equity

Current liabilities:
Accounts payable	$179,065	$344,817
Advances from customers	3,377	19,823
Amounts due to related parties	2,923	2,880
Accrued expenses and other current liabilities	26,485	79,842
Income taxes payable	2,629	10,232
Borrowings - due within one year	208,356	337,438
Product warranty	197	1,103

Total current liabilities	423,032	796,135

Borrowings - due after one year	54,760	-
Deferred income tax liabilities, non-current	2,500	10,461
Unrecognized tax benefits	1,803	2,020

Total liabilities	482,095	808,616

Minority interests	$4,002	$19,389

Shareholders' equity:
Share capital (Ordinary shares $0.0001 par value, 500,000,000 shares authorized, 205,789,800 shares issued and outstanding as of December 31, 2008 and 200,000,000 shares issued and
outstanding as of December 31, 2007, see Note 17)	20	21
Additional paid-in capital	228,564	256,502
Statutory non-distributable reserves	20,590	32,597
Retained earnings	78,728	166,070
Accumulated other comprehensive income	13,222	27,416

Total shareholders' equity	341,124	482,606

Total liabilities, minority interests and shareholders' equity	$827,221	$1,310,611

The accompanying notes are an integral part of these consolidated financial statements.

WSP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. dollar thousands, except for share and share-related data)

	Year ended
	December 31, 2006	December 31, 2007	December 31, 2008

Net revenues	$366,501	$483,783	$912,090
Cost of revenues	(281,106)	(357,997)	(703,531)

Gross profit	85,395	125,786	208,559

Selling and marketing expenses	(4,102)	(8,578)	(22,770)
General and administrative expenses	(9,799)	(13,591)	(41,740)
Other operating (expenses) income, net	(549)	(32)	2,589

Income from operations	70,945	103,585	146,638
Other income (expenses)
Interest income	888	2,074	7,694
Interest expense	(2,623)	(12,615)	(23,013)
Other income	4	212	767
Exchange differences	357	(1,898)	(6,984)

Income from continuing operations before
provision for income taxes, earnings in
equity investments, and minority interests	69,571	91,358	125,102
Provision for income taxes	(10,582)	(15,188)	(24,405)

Net income from continuing operations before
earnings in equity investments and minority interests	58,989	76,170	100,697
Minority interests	(371)	(1,609)	(1,349)
Earnings in equity investments	67	-	1

Net income from continuing operations	58,685	74,561	99,349

Discontinued operations:
Income from discontinued operations, net of tax	572	-	-
Minority interests in discontinued operations	(339)	-	-

Net income on discontinued operations	233	-	-

Net income	58,918	74,561	99,349

Earnings per share
Basic	$0.40	$0.49	$0.48

Diluted	$0.40	$0.48	$0.48

Weighted average ordinary shares used in
computation of earnings per share:
Basic	145,954,406	153,561,644	205,663,247

Diluted	145,954,406	153,738,133	205,663,247

The accompanying notes are an integral part of these consolidated financial statements.

WSP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

AND COMPREHENSIVE INCOME

(In U.S. dollar thousands, except for share and share-related data)

				Statutory		Accumulated
			Additional	non-		other	Total
	Ordinary share		paid-in	distributable	Retained	Comprehensive	shareholders'	Comprehensive
	Shares	Amount	capital	reserves	earnings	income	equity	income
Balance as of January 1, 2006	118,750,357	$12	$27,736	$2,353	$24,819	$970	$55,890	$-
Capital contributions	31,249,643	3	7,299	-	-	-	7,302	-
Net income	-	-	-	-	58,918	-	58,918	58,918
Statutory non-distributable reserves	-	-	-	5,704	(5,704)	-	-	-
Dividends	-	-	-	-	(28,750)	-	(28,750)	-
Foreign currency translation adjustment	-	-	-	-	-	2,790	2,790	2,790

Balance as of December 31, 2006	150,000,000	$15	$35,035	$8,057	$49,283	$3,760	$96,150	$61,708

Issuance of ordinary shares, net of issuance
expenses of $20,008	50,000,000	5	192,487	-	-	-	192,492	-
Amortization of deferred share-based
compensation expense	-	-	1,042	-	-	-	1,042	-
Net income	-	-	-	-	74,561	-	74,561	74,561
Cumulative effect of the adoption of
FIN No.48 on January 1, 2007 (Note 2)	-	-	-	-	(83)	-	(83)	-
Statutory non-distributable reserves	-	-	-	12,533	(12,533)	-	-	-
Dividends	-	-	-	-	(32,500)	-	(32,500)	-
Foreign currency translation adjustment	-	-	-	-	-	9,462	9,462	9,462

Balance as of December 31, 2007	200,000,000	$20	$228,564	$20,590	$78,728	$13,222	$341,124	$84,023

Issuance of ordinary shares, net of issuance
expenses of $1,765	5,789,800	1	22,842	-	-	-	22,843	-
Amortization of deferred share-based
compensation expense	-	-	2,299	-	-	-	2,299	-
Net income	-	-	-	-	99,349	-	99,349	99,349
Minority investor contribution (Note 18)	-	-	2,797	-	-	-	2,797	-
Statutory non-distributable reserves	-	-	-	12,007	(12,007)	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	14,194	14,194	14,194

Balance as of December 31, 2008	205,789,800	$21	$256,502	$32,597	$166,070	$27,416	$482,606	$113,543

The accompanying notes are an integral part of these consolidated financial statements.

WSP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollar thousands, except for share and share-related data)

	Year ended
	December 31,	December 31,	December 31,
	2006	2007	2008
Cash flows from operating activities:
Net income	$58,918	$74,561	$99,349
Adjustments to reconcile net income to net cash
provided by operating activities:
Minority interests in continuing operations	371	1,609	1,349
Minority interests in discontinued operations	339	-	-
Depreciation of property, plant and equipment	4,494	18,035	22,961
Amortization of land use rights	190	204	472
Amortization of acquired intangible assets	47	44	51
Share-based compensation	-	1,042	2,299
Allowance for doubtful accounts	2	606	9,944
Guarantee provision, net	739	(1,280)	-
Product warranty provided	107	368	2,935
Loss on disposal of property and equipment	123	169	-
Loss on disposal of equity investments	(4)	-	-
Loss (gain) on disposal or dissolution of subsidiaries	121	(154)	-
Earnings in equity investments	(67)	-	(1)
Fair value change of consideration payable
in connection with acquisition of Mengfeng	-	-	544
Changes in assets and liabilities:
Accounts and bills receivable	(22,251)	(76,821)	(110,389)
Advances to suppliers	(296)	(1,401)	4,464
Amounts due from related parties	(8,427)	5,868	2,407
Inventories	(19,824)	(71,425)	(131,710)
Prepaid expenses and other current assets	738	75	(13,774)
Accounts payable	50,726	59,006	153,455
Amounts due to related parties	(2,677)	1,654	(164)
Advances from customers	1,294	(2,149)	16,214
Deferred income taxes	584	(583)	(1,458)
Income taxes payable	1,623	(39)	7,422
Income taxes receivable	-	(604)	(1,620)
Other payables and accrued expenses	2,996	(5,061)	6,766
Product warranty	(5)	(279)	(2,029)
Unrecognized tax benefits	-	1,720	217
Proceeds from disposal of trading securities	62	-	-
Purchase of trading securities	(62)	-	-
Net cash provided by operating activities	69,861	5,165	69,704
Cash flows from investing activities:
Increase in restricted cash	(20,220)	(61,261)	(101,938)
(Increase) decrease in term deposit	-	(157)	46
Purchase of subsidiaries, net of cash and cash
equivalent acquired	873	-	-
Purchase of property, plant and equipment	(64,835)	(38,724)	(123,975)
Acquisition of Mengfeng, net of cash and cash
equivalents acquired of $2,928 (Note 4)	-	-	(17,742)
Proceeds from disposal of property, plant and equipment	16	-	-
Purchase of land use rights	(845)	(280)	(1,852)
Purchase of equity investment	-	-	(1,076)
Tendering deposits paid for acquisition of mining rights	-	-	(7,632)
Return of tendering deposits paid for acquisition of mining rights	-	-	7,632
Proceeds from sale of equity investments	1,274	-	-
Proceeds from disposal of subsidiaries	1,703	(1)	-
Net cash used in investing activities	(82,034)	(100,423)	(246,537)

WSP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued

(In U.S. dollar thousands, except for share and share-related data)

	Year ended
	December 31,	December 31,	December 31,
	2006	2007	2008
Cash flows from financing activities:
Contribution from investors	7,302	-	-
Contribution from minority investors in subsidiaries	1,160	-	7,995
Dividends paid	(19,375)	(41,875)	-
Proceeds from short-term loans	195,494	405,889	541,126
Proceeds from long-term loans	9,065	54,760	-
Other advances	-	-	6,142
Repayment of other advances	-	-	(7,609)
Repayment to related parties	(404)	-	-
Repayment of capital lease obligation	(13)	-	-
Repayment of short-term loans	(168,933)	(309,009)	(477,582)
Proceeds from issuance of ordinary shares by initial
public offering, net of issuance expenses	-	193,639	21,696
Repayment of long-term loan	-	(53,300)	(7,316)
Net cash provided by financing activities	24,296	250,104	84,452
Effect of foreign exchange rate changes on cash
and cash equivalents	907	1,622	1,505
Net increase (decrease) in cash and cash equivalents	13,030	156,468	(90,876)
Cash and cash equivalents at beginning of the year	10,475	23,505	179,973
Cash and cash equivalents at end of the year	$23,505	$179,973	$89,097
Supplemental cash flow information:

Non-cash financing activities:
Non-cash capital contribution from minority
investor of subsidiaries	-	-	8,001
Acquisition of subsidiaries:
Cash consideration	4,366	-	-
Assets acquired (including cash and
cash equivalent of $5,239)	17,809	-	-
Liabilities assumed	(11,374)	-	-
Minority interests	(2,069)	-	-
	4,366	-	-
Liabilities assumed in connection with
acquisition of land use rights	4,681	701	-
Liabilities assumed in connection with
acquisition of property, plant and equipment	17,788	18,262	22,929
Consideration payable in connection with
acquisition of Mengfeng	-	-	18,516
Supplemental cash flow information:
Interest paid	6,460	12,935	23,175
Income taxes paid	8,406	14,687	19,663

The accompanying notes are an integral part of these consolidated financial statements.

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollar thousands, except for share and share-related data)

1.

ORGANIZATION AND DESCRIPTION OF BUSINESS

Introduction

WSP Holdings Limited ("WSP Holdings") was incorporated in the Cayman Islands on November 16, 2006.  WSP Holdings together with its subsidiaries (collectively the "Company"), is a Chinese manufacturer of seamless casing, tubing and drill pipes used for oil and natural gas exploration, drilling and extraction.

The Company holds its interest in the operating subsidiaries indirectly through a wholly owned intermediate holding company, First Space Holdings Limited ("FSHL") that was incorporated in the British Virgin Islands ("BVI").

A majority of the Company's business is conducted through a wholly owned operating subsidiary established in the People's Republic of China ("PRC"), Wuxi Seamless Oil Pipes Company Limited ("WSP China").

As of December 31, 2008, the Company's subsidiaries are as follows:

	Date of	Place	Equity	Percentage
	incorporation/	of	interest	of
Name	acquisition	incorporation	holder	ownership
FSHL	June 12, 2006	BVI	WSP Holdings	100%
WSP China	November 17, 1999	PRC	FSHL	100%
Jiangsu Fanli Pipe Co., Ltd. ("Jiangsu Fanli")	April 28, 2006	PRC	WSP China	70%
WSP Industries Canada Inc.	January 16, 2007	Canada	FSHL	70%
Liaoyang Seamless Oil Pipes Co., Ltd.	April 7, 2008	PRC	FSHL	70%
Songyuan Seamless Oil Pipes Co., Ltd.	April 15, 2008	PRC	WSP China	100%
Houston OCTG Group, Inc. ("Houston OCTG")	April 1, 2008	United States	FSHL	100%
Tuoketuo County Mengfeng Special Steel
Co., Ltd. ("Mengfeng").	July 24, 2008	PRC	WSP China	51%
Bazhou Seamless Oil Pipes Co., Ltd.	October 14, 2008	PRC	WSP China	100%
Luntai County Longhua Mining Industrial
Co., Ltd.	October 14, 2008	PRC	WSP China	100%

As of December 31, 2008, WSP Holdings had the following shareholders:

Expert Master Holdings Limted ("EMH") (controlled by Mr. Longhua Piao ("Mr. Piao"), a PRC citizen)	50.59%
UMW China Ventures (L) Ltd. ("UMW Ventures") (controlled by UMW Holdings Berhad
("UMW"), a company incorporated in Malaysia)	22.30%
Public shares	27.11%

In December 2007, the Company completed an initial public offering ("IPO") of 25,000,000 American depositary shares ("ADSs") representing 50,000,000 of the Company's ordinary shares in the New York Stock Exchange in the United States of America.  In January 2008, the Company issued an additional 2,894,900 ADSs, representing 5,789,800 of the Company's ordinary shares, pursuant to the underwriters' over-allotment option to purchase these additional ADSs from the Company.  As a result, the Company's outstanding share capital increased from 200,000,000 ordinary shares as of December 31, 2007 to 205,789,800 ordinary shares as of December 31, 2008.

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In U.S. dollar thousands, except for share and share-related data)

1.

ORGANIZATION AND DESCRIPTION OF BUSINESS - continued

History of WSP China

WSP China was established in the PRC on November 17, 1999.  At the time of its incorporation, WSP China was owned 50% by Daqing City Zhong Bang Jing Mao Company Limited ("DQ"), a company controlled by Mr. Piao, 25% by Jiangsu Xi Gang Group Company Limited ("JSXG") and 25% by Mr. Li Chang He, a Filipino merchant.  Both JSXG and Mr. Li Chang He were third parties not related to Mr. Piao.

On March 27, 2003, DQ sold its 50% equity interests in WSP China to Wuxi Huayi Investment Company Limited ("Wuxi Huayi"), a company controlled by Mr. Piao.  In addition, JSXG transferred its 25% equity interests in WSP China to Wuxi Longhua Steel Pipes Company Limited ("WXLH"), a company also controlled by Mr. Piao.

On July 17, 2003, Mr. Li Chang He transferred his 25% equity interests in WSP China to King Partner Limited ("KPL"), an unrelated party to Mr. Piao.  In addition, Wuxi Huayi transferred its 5% equity interests in WSP China to Wuxi Hi-Tech Risk Investment Joint Stock Company Limited ("WXHT"), an unrelated party to Mr. Piao, and 1% equity interest in WSP China to Wuxi Quanhua Material Co., Ltd. ("WXQH"), a company controlled by Mr. Piao's brother.

On October 14, 2004, UMW ACE (L) Ltd. ("UMW ACE"), a company incorporated in Malaysia and a subsidiary of UMW, WXLH, KPL, WXQH and WSP China entered into a master agreement, pursuant to which UMW ACE agreed to acquire an aggregate of 51% equity interest in WSP China from WXLH, KPL and WXQH.  Pursuant to the agreement, WXLH, KPL, WXQH and Mr. Piao gave UMW ACE an irrevocable and unconditional profit guarantee for a stipulated audited profit after tax per annum of WSP China for each of the three fiscal years ended December 31, 2007.

On November 5, 2004, pursuant to the master agreement, UMW ACE entered into three equity interest transfer agreements whereby UMW ACE acquired 25%, 25% and 1% equity interest in WSP China from WXLH, KPL and WXQH, respectively. The transfers were completed on November 11, 2004, on which date the necessary government approvals were received.  Shortly thereafter, Wuxi Huayi acquired the 5% equity interest held by WXHT.

As a result, the equity interests of WSP China were held 51% and 49% by UMW ACE and Wuxi Huayi, respectively.

The various changes in ownership interests set out above have been accounted for as transactions among shareholders with no push down of the investors' basis into the financial statements of WSP China because the Company concluded that at the time of the November 2004 transaction Mr. Piao and UMW ACE were not a collaborative group for the purposes of Emerging Issues Task Force Topic D-97, "Push Down Accounting".  Therefore the various changes in ownership interest had no effect on the financial statements of WSP China.

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In U.S. dollar thousands, except for share and share-related data)

1.

ORGANIZATION AND DESCRIPTION OF BUSINESS - continued

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

•

ACE Technologies Ltd. held a 4.6% indirect interest in WSP China through its 9% interest in UMW ACE; and

•

Hailong International (L) Ltd. ("Hailong") held a 20.4% effective interest in WSP China interest through its 40% interest in UMW ACE.

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

•

UMW ACE ceased to have direct or indirect interest in WSP China and Hailong, which was a shareholder of UWM ACE, ceased to have any indirect interest in WSP China; and

•

UMW's indirect interest in WSP China is now held through UMW Ventures, an indirect wholly-owned subsidiary of UMW.

The 2006 transactions resulted in continuity of ownership by Mr. Piao and UMW and continuity of management of WSP China.  The Company also noted that Mr. Piao was the former controlling shareholder of WSP China prior to the sale of an ownership interest to UMW ACE in November 2004.  Because the same shareholder group had effective control of the combined entities before and after the transaction, the combination has been accounted for as if WSP China, rather than FSHL, was the accounting acquirer under paragraph 17 of Statement of Financial Accounting Standard ("SFAS") No. 141, "Business Combination'', and therefore was accounted for as a recapitalization of WSP China with no step up in basis.

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In U.S. dollar thousands, except for share and share-related data)

1.

ORGANIZATION AND DESCRIPTION OF BUSINESS - continued

The 2006 recapitalization - continued

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

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In U.S. dollar thousands, except for share and share-related data)

1.

ORGANIZATION AND DESCRIPTION OF BUSINESS - continued

The 2006 recapitalization - continued

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

7.

On December 1, 2006, EMH provided an interest-free term loan of $32,217 to FSHL to finance its payment of the consideration in relation to its acquisition of the 69.4% equity interest in WSP China.  Of this amount, $22,747 was paid to Wuxi Huayi in respect of its 49% interest in WSP China that was indirectly controlled by Mr. Piao, and therefore the $22,747 was effectively returned to Mr. Paio, and $9,470 was paid to UMW ACE through FSHL in respect of the increase of 20.4% in Mr. Piao's indirect ownership in WSP China.  FSHL was a conduit through which Mr. Piao increased his ownership by 20.4%.

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

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In U.S. dollar thousands, except for share and share-related data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)

Basis of presentation and principles of consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

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

(b)

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenue and expenses in the financial statements and accompanying notes.  Significant accounting estimates reflected in the Company's consolidated financial statements include allowance for doubtful accounts, the useful lives and impairment for property, plant and equipment and acquired intangible assets, write-down in value of inventory, provision for product warranty, provision for income tax, fair value of estimated loss undertaken for guarantee provided to outsiders and share-based payments.  Actual results could differ from those estimates.

(c)

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid short-term deposits which are unrestricted as to withdrawal and use, and which have maturities of three months or less when purchased.

(d)

Accounts receivable and allowance for doubtful accounts

Trade accounts receivable are recorded at the invoiced amount and do not bear interest.  Amounts collected on trade accounts receivable are included in the net cash from operating activities in the consolidated statements of cash flows.  The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable.  Management considers the following factors when determining the collectibility of specific customer accounts; customer credit-worthiness, past transaction history with the customer, and current economic industry trends.

(e)

Inventories

Inventories are stated at the lower of cost or market value.  Cost is determined by the weighted average method.  Write-downs of potentially obsolete or slow-moving inventories are recorded based on the management's specific analysis of future sales forecasts and economic conditions.

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In U.S. dollar thousands, except for share and share-related data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(f)

Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated depreciation except for land in the United States of America which is stated at cost and is not amortized.  Assets under construction are not depreciated until construction is completed and the assets are ready for their intended use.  Gains and losses from the disposal of property, plant and equipment are included in income from operations.  Depreciation is provided on a straight-line basis over the estimated useful lives of the assets.  Estimated useful lives of property, plant and equipment are as follows:

Buildings	20 years
Equipment, furniture and fixtures	5 years
Plant and machinery	10 years
Motor vehicles	5 years
Computer equipment and software	3 years

(g)

Land use rights

All land in the PRC is owned by the PRC government.  The government in the PRC, according to the relevant PRC law, may sell the right to use the land for a specified period of time.  Thus, all of the Company's land purchases in the PRC are considered to be leasehold land and are stated at cost less accumulated amortization and any recognized impairment loss.  Amortization is provided over the term of the land use right agreement on a straight-line basis.

(h)

Intangible assets

Intangible assets are initially measured based on their cost less accumulated amortization.  Amortization is calculated on a straight-line basis over their expected useful economic lives.

(i)

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

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In U.S. dollar thousands, except for share and share-related data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(j)

Long-term investment

An affiliated company over which the Company has the ability to exercise significant influence, but does not have a controlling interest is accounted for using the equity method.  Significant influence is generally considered to exist when the Company has an ownership interest in the voting stock of the investee of between 20% and 50%, and other factors, such as representation on the investee's Board of Directors, voting rights and the impact of commercial arrangements, are considered in determining whether the equity method of accounting is appropriate.  The Company's share of earnings of equity affiliate is included in the accompanying consolidated statements of operations below provision for income taxes.

The Company reviews the investment for impairment whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable.

(k)

Revenue recognition

The Company's principal sources of revenues are the sales of specialized oil pipes.  The Company recognizes revenue when (1) there is persuasive evidence of an arrangement with the customer, (2) product is shipped and title has passed, and the Company has no significant future performance obligation, (3) the amount due from the customer is fixed or determinable, and (4) collectibility is reasonably assured.  There is no significant customer acceptance process.  The Company assesses whether the amount due from the customer is fixed or determinable based on the terms of the agreement with the customer, including, but are not limited to, the payment terms associated with the transaction.  The Company assesses collection based on a number of factors, including past transaction history with the customer and creditworthiness of the customer.

The Company presents revenue net of value added tax ("VAT"), applicable local government levies and sales returns.  Local government levies totaled $112, $299 and $469, for each of the three years ended December 31, 2008.  The Company's policy is to accept sales returns only when properly requested and through negotiation with customers.  The amount of sales return is immaterial for the all relevant periods presented.

VAT on sales is calculated at 17% on revenue from product sales and paid after deducting input VAT on purchases.  Net VAT balance between input VAT and output VAT is reflected in the accrued expenses and other current liabilities or prepaid expenses and other current assets.

For products sold to overseas customers by PRC entities, the Company first pays VAT at 17% and then receives a refund of 13%.  The Company records VAT refund receivables on an accrual basis.  VAT refund is recorded as a deduction to VAT payable on the consolidated balance sheets.

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In U.S. dollar thousands, except for share and share-related data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(l)

Shipping and handling costs

Shipping and handling costs are included in cost of revenues and amounted to $15,484, $20,504 and $44,836, for each of the three years ended December 31, 2008.

(m)

Government grants

Government grants include cash subsidies as well as other subsidies received from the PRC government by the operating subsidiaries of the Company.  Such subsidies are generally provided in relation to the incentives from the local government to encourage the expansion of local business.  Government grants are recognized when received and all the conditions specified in the grant have been met.  Government grant recognized as other operating income were $67, $759 and $1,443 for each of the three years ended December 31, 2008.  Capital grants received in advance in connection with the acquisition of equipment are recorded in other current liabilities and then offset against the cost of the related equipment upon acquisition.

(n)

Research and development costs

Research and development costs are incurred in the development of the new products and processes, including significant improvements and refinements to existing products.  All research and development costs are expensed as incurred.

(o)

Product warranty

The Company provides a warranty to customers that its products will meet the stated functionality as agreed to in each sales arrangement.  The Company provides for the estimated warranty costs under these guarantees based upon historical experience and management's estimate of the level of future claims.

(p)

Retirement and other post-retirement benefits

Contributions to retirement schemes, which are defined contribution plans, are charged to expense as and when the related employee service is provided.

(q)

Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases.  Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the lease period.

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In U.S. dollar thousands, except for share and share-related data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(r)

Income taxes

Deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements, net operating loss carry forwards and credits, by applying enacted statutory tax rates applicable to future years.  Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.  Current income taxes are provided for in accordance with the laws and regulations applicable to the Company as enacted by the relevant tax authorities.

The Company adopted Financial Accounting Standards Board ("FASB") Interpretation ("FIN") No. 48 , "Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109", for the years ended December 31, 2007 and 2008.  Under FIN No. 48, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position.  The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.  FIN No. 48 also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and income tax disclosures.

(s)

Foreign currency translation

The Company has chosen United States dollar ("$") as its reporting currency.  Balance sheet accounts are translated using the exchange rates in effect at the balance sheet date.  Transactions in currencies other than the United States dollar are translated using the average exchange rate prevailing in the period when transactions occurred.  Translation adjustments are reported as cumulative transition adjustments and are shown as a separate component of other comprehensive income in the accompanying consolidated statements of shareholders' equity and comprehensive income.

The functional currency of WSP Holdings, FSHL and Houston OCTG is United States dollar, the functional currency of WSP Industries is Canadian dollar, while the functional currency of the Company's major operating subsidiaries in the PRC is Renminbi.  Monetary assets and liabilities denominated in other currencies are translated into the applicable functional currencies at the rates of exchange in effect at the balance sheet date.  Nonmonetary assets and liabilities are remeasured into the applicable functional currencies at historical exchange rates and transactions denominated in other currencies are converted at the applicable rates of exchange prevailing when the transactions occurred.  Exchange gains and losses are recognized in the consolidated statements of operations.

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In U.S. dollar thousands, except for share and share-related data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(t)

Foreign currency risk

The Renminbi is not a freely convertible currency.  The State Administration for Foreign Exchange, under the authority of the People's Bank of China, controls the conversion of Renminbi into other currencies.  The value of the Renminbi is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market.  The cash and cash equivalents of the Company included aggregate amounts of $158,088 at December 31, 2007 and $47,697 at December 31 2008, which were denominated mainly in United States dollar.

(u)

Concentration of credit risks

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash and accounts and bills receivable.  The Company places its cash and cash equivalents and restricted cash with financial institutions.  The Company does not require collateral or other security to support financial instruments subject to credit risks.  The Company establishes an allowance for doubtful accounts primarily based upon the age of receivables and factors surrounding the credit risk of specific customers.

Net revenues from customers accounting for 10% or more of total net revenues are as follows:

	Year ended
	December 31,	December 31,	December 31,
Customer	2006	2007	2008
	%	%	%

A	25	22	24
B	N/A	10	N/A
C	N/A	16	N/A
Total	25	48	24

Net accounts receivable from customers accounting for 10% or more of total net accounts receivable are as follows:

	As of	As of
	December 31,	December 31,
Customer	2007	2008
	%	%

A	16	30
B	26	14
C	16	N/A
Total	58	44

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In U.S. dollar thousands, except for share and share-related data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(v)

Financial instruments

Financial instruments include cash and cash equivalents, restricted cash, term deposits, accounts and bills receivable, amounts due from related party, advances and other receivables, long-term investments, accounts payable, customers advances and other payables, amounts due to related parties, borrowings and foreign currency forward contracts.  The carrying amounts of cash and cash equivalents, restricted cash, term deposits, accounts and bills receivable, amounts due from related party, advances and other receivables, accounts payable, and amounts due to related parties approximate their fair value due to the short term maturities of these instruments.

Long-term investments have no quoted market prices and it is not practicable to estimate their fair value without incurring excessive costs.  The Company reviews the investments for impairment whenever events or changes in circumstances indicate that the carrying amount may no longer be recoverable.

Bank borrowings bear a floating rate of interest.  Because the stated interest rate reflects the market rate, the carrying value of the bank borrowings approximates its fair value.

Foreign currency forward contracts are marked to market based on the prevailing forward exchange rate quoted by the contracted bank.  Assets and liabilities resulted from foreign currency forward contracts are recorded at its fair value.

The Company adopted SFAS No. 157, "Fair Value Measurements" on January 1, 2008 for all financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually).  SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.

SFAS No. 157 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

SFAS No. 157 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.  SFAS No. 157 establishes three levels of inputs that may be used to measure fair value:

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In U.S. dollar thousands, except for share and share-related data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(v)

Financial instruments - continued

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

(w)

Derivatives and hedging

In the normal course of business, the Company is exposed to the impact of foreign currency fluctuations as sales are made to international customers.  The financial exposure is monitored and managed by the Company as an integral part of its overall risk management program.  The Company maintains a foreign currency risk management strategy that uses forward contracts to limit the effects of foreign exchange rate fluctuations on financial results.  The Company does not designate the foreign currency forward contracts as hedging instruments and recognizes gains or losses resulted from changes in the fair value of the derivatives in the consolidated statements of operations in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities".  As of December 31, 2008, the fair value of the foreign currency forward contracts was $1,483 which was included in accrued expenses and other current liabilities.

(x)

Comprehensive income

Comprehensive income includes net income and foreign currency translation adjustments.  Comprehensive income is reported in the consolidated statements of shareholders' equity and comprehensive income.

(y)

Stock-based compensation

The Company adopted the fair value recognition provisions of SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)"), for its stock-based compensation plan adopted in 2007.  Stock-based compensation expense is recognized based on grant-date fair value estimated in accordance with the provisions of SFAS 123(R).  The Company recognizes the compensation costs net of a forfeiture rate on a straight-line basis over the requisite service period of the award with a corresponding impact reflected in additional paid-in capital.  The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates.  Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of stock compensation expense to be recognized in future periods.

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In U.S. dollar thousands, except for share and share-related data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

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

(aa)

Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur.  Management assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment.  If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's financial statements.  If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed.  Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed.

(bb)

Recently issued accounting pronouncements

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements".  Effective January 1, 2008, the Company adopted the measurement and disclosure other than those requirements related to nonfinancial assets and liabilities in accordance with guidance from FASB Staff Position 157-2, "Effective Date of FASB Statement No. 157," which delayed the effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until the beginning of fiscal year 2009.  The Company does not expect the adoption of SFAS No. 157 for nonfinancial assets and liabilities to have a significant effect on its consolidated financial position or results of operations.

In December 2007, the FASB issued SFAS No. 141R, "Business Combination", to improve reporting by creating greater consistency in the accounting and financial reporting of business combinations.  The standard requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination.  SFAS No. 141R applies prospectively to business combinations for which the acquisition date is on or after the first annual reporting period beginning on or after December 15, 2008.  Early adoption is prohibited.  The Company is currently evaluating whether the adoption of SFAS No. 141R will have a significant effect on its consolidated financial position or results of operations.

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In U.S. dollar thousands, except for share and share-related data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(bb)

Recently issued accounting pronouncements - continued

In December 2007, the FASB issued SFAS No. 160, "Non-controlling Interests in Consolidated Financial Statements - An Amendment of ARB No. 51" to improve the relevance, comparability, and transparency of financial information provided to investors by requiring all entities to report non-controlling (minority) interests in subsidiaries in the same way as required in the consolidated financial statements.  Moreover, SFAS No. 160 eliminates the diversity that currently exists in accounting for transactions between an entity and non-controlling interests by requiring they be treated as equity transactions.  SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008.  Earlier adoption is prohibited.  The Company does not expect the adoption of SFAS No. 160 to have a significant effect on its consolidated financial position or results of operations.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities", to improve financial reporting of derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows.  SFAS No. 161 is effective for fiscal years and interim periods beginning after November 15, 2008.  Earlier adoption is permitted.  The Company is currently evaluating whether the adoption of SFAS No. 161 will have a significant effect on its financial statement disclosure.

In April 2008, the FASB issued FASB Staff Position ("FSP") FAS142-3, "Determination of the Useful Life of Intangible Assets".  This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, "Goodwill and Other Intangible Assets".  This FSP is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years.  Early adoption is prohibited.  The guidance for determining the useful life of a recognized intangible asset in this FSP shall be applied prospectively to intangible assets acquired after the effective date.  The Company is currently evaluating whether the adoption of FSP 142-3 will have a significant effect on its consolidated financial position or results of operations.

At the November 24, 2008 meeting, the FASB ratified the consensus reached by the Task Force in Issue ("EITF") No. 08-6, "Equity Method Investment Accounting Considerations".  Because of the significant changes to the guidance on subsidiary acquisitions and subsidiary equity transactions and the increased use of fair value measurements as a result of SFAS No. 141R and SFAS No. 160, questions have arisen regarding the application of that accounting guidance to equity method investments.  EITF 08-6 provides guidance for entities that acquire or hold investments accounted for under the equity method.  This issue is effective for transactions occurring in fiscal years and interim periods beginning on or after December 15, 2008.  Early adoption is not permitted.  The Company is currently evaluating whether the adoption of EITF 08-6 will have a significant effect on its consolidated financial position or results of operations.

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In U.S. dollar thousands, except for share and share-related data)

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

Pro forma

The following supplemental unaudited pro forma results of operations for the years ended December 31, 2006 presented the acquisition as if it had occurred on January 1, 2006.  The unaudited pro forma results include estimates and assumptions regarding amortization of acquired intangible assets which the Company believes are reasonable.  However, pro forma results are not necessarily indicative of the results that would have occurred if the acquisition had occurred on the date indicated, or that may result in the future:

Year ended
December 31,
2006
(unaudited)

Net revenues	$369,129
Net income	$58,958
Basic and diluted earnings per share	$0.40

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In U.S. dollar thousands, except for share and share-related data)

4.

ACQUISITION OF MENGFENG

On July 24, 2008, WSP China entered into a sales and purchase agreement with a third party for the acquisition of 100% equity interest of Mengfeng for a total consideration of $40,528 to be settled in two installments.  The first installment of $20,670 was paid in July 2008 while the second installment of $19,858 is to be settled before December 31, 2009.

The acquisition of Mengfeng was determined as an acquisition of assets, as the acquisition lacked certain inputs, processes and outputs necessary for the entity to conduct its normal operations and have sustain a revenue stream by providing outputs to customers.  A business is defined in EITF 98-3 "Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business" as a self-sustaining integrated set of activities and assets conducted and managed for the purpose of providing a return to investors, which consists of inputs, processes applied to those inputs and resulting outputs that are used to generate revenues.

The assets acquired and liabilities assumed after reallocation of the excess of fair value of assets acquired over their cost are as follows:

Property, plant and equipment and current assets acquired	$93,672

Liabilities assumed:
Advance from local industrial zone	7,320
Advance from former shareholder of Mengfeng for operating use	18,218
Other payables and accrued liabilities	29,316

54,854

Total	$38,818

The valuation of tangible assets for the acquisition described above was based in part on a valuation analysis provided by American Appraisal China Limited, a third party valuation firm.  The valuation analysis utilizes and considers generally accepted valuation methodologies such as the income, market and cost approach.  The Company has incorporated certain assumptions which include replacement costs.

5.

RESTRICTED CASH

Restricted cash mainly represents bank deposits used to pledge the bills payable.  The cash in such accounts is normally restricted for use over three months.

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In U.S. dollar thousands, except for share and share-related data)

6.

ACCOUNTS AND BILLS RECEIVABLE, NET

Accounts receivable, net, consist of the following:

	As of	As of
	December 31,	December 31,
	2007	2008
Accounts receivable	$128,213	$207,073
Less: allowance for doubtful accounts	(142)	(10,086)
	128,071	196,987
Bills receivable	55	29,686
Bills receivable endorsed to suppliers with recourse
for the settlement of purchases	9,371	19,790
	9,426	49,476
	$137,497	$246,463

Movement of allowance for doubtful accounts is as follows:

	Balance at			Balance at
	beginning of	Charged to		end of the
	the year	expense	Written-off	year

2007	$537	$606	$(1,001)	$142
2008	$142	$9,944	$-	$10,086

All bills receivable are derived from the sale under the normal course of operation.  No allowance was provided against bills receivable secured by issuing banks.

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In U.S. dollar thousands, except for share and share-related data)

7.

INVENTORIES

Inventories consist of the following:

	As of	As of
	December 31,	December 31,
	2007	2008
Raw materials	$86,914	$137,688
Work in progress	19,390	46,980
Finished goods	57,868	138,605
	164,172	323,273
Less: write-down of inventory value	(926)	(11,890)
	$163,246	$311,383

The raw materials and finished goods held by third parties were $3,320 and $5,208 as of December 31, 2007, respectively. The raw materials and finished goods held by third parties were $15,302 and $13,919 as of December 31, 2008, respectively.

8.

PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	As of	As of
	December 31,	December 31,
	2007	2008
Value-added taxes refundable	$822	$5,913
Advances to staff	214	194
Other current assets	890	10,163
	$1,926	$16,270

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In U.S. dollar thousands, except for share and share-related data)

9.

PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consist of the following:

	As of	As of
	December 31,	December 31,
	2007	2008
Construction in progress	$13,774	$39,167
Land	-	6,709
Buildings	46,747	87,106
Equipment, furniture and fixtures	5,027	6,798
Plant and machinery	143,511	217,215
Motor vehicles	3,531	5,402
Computer equipment and software	1,278	3,232
	213,868	365,629
Less: accumulated depreciation	(28,732)	(51,693)
	$185,136	$313,936

For each of the three years ended December 31, 2008, depreciation expense was $4,494, $18,035 and $22,961, respectively.

The Company is in the process of obtaining the title deeds of land and buildings at carrying amount of $15,510 as of December 31, 2008.

The carrying amount of property, plant and equipment pledged by the Company to secure banking facilities granted to the subsidiaries at respective balance sheet dates is as follows:

	As of	As of
	December 31,	December 31,
	2007	2008
Buildings	$4,532	$4,641
Plant and machinery	7,416	11,968
	$11,948	$16,609

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In U.S. dollar thousands, except for share and share-related data)

10.

INTANGIBLE ASSETS, NET

Intangible assets, net consist of the following:

	As of	As of
	December 31,	December 31,
	2007	2008
Costs:
Customer relationship	$259	$259
Backlog	1	1
	260	260
Accumulated amortization:
Customer relationship	(72)	(123)
Backlog	(1)	(1)
	(73)	(124)
	$187	$136

Expected useful economic lives of acquired intangible assets are as follows:

Customer relationship

6 years

Backlog

Within 1 year

For each of the three years ended December 31, 2008, amortization expense was $47, $44 and $51, respectively.  The Company expects to record amortization expense of $43, $43, $43, $7 for 2009, 2010, 2011, 2012, respectively.

11.

LAND USE RIGHTS

The amount represents the land use rights situated in the PRC for a period of 50 years.

For each of the three years ended December 31, 2008, amortization expense was $190, $204 and $472, respectively.  The Company expects to record amortization expense of $555, $555, $555, $555, $555 and $29,330 for 2009, 2010, 2011, 2012, 2013 and 2014 and thereafter, respectively.

At each balance sheet date, certain land use rights were pledged to secure banking facilities granted to the subsidiaries.  The carrying amount of land use rights pledged at respective balance sheet dates is as follows:

	As of	As of
	December 31,	December 31,
	2007	2008
Land use rights	$1,358	$7,181

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In U.S. dollar thousands, except for share and share-related data)

12.

LONG-TERM INVESTMENT

On October 13, 2008, WSP China acquired a 29% equity interest of Wuxi Bright Wanbang Oil & Gas Anticorrosion Co., Ltd. for $1,076 in cash.  As the Company has the ability to exercise significant influence but does not have a controlling interest, the long-term investment was recorded using the equity method of accounting as follows:

	As of	As of
	December 31,	December 31,
	2007	2008
Investment cost	$-	$1,076
Share of gain	-	1
	$-	$1,077

The excess of the cost of investment over the Company's share of the fair value of net assets of the investee company's identifiable assets, liabilities and contingent liabilities at the date of acquisition represented goodwill of $30 which was included in the carrying amount of the investment and was not amortized.

13.

ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	As of	As of
	December 31,	December 31,
	2007	2008
Payable for acquisition
of property, plant and equipment	$18,262	$22,929
Consideration payable in connection with
acquisition of Mengfeng	-	18,516
Advance from former shareholder of Mengfeng
for operating use	-	13,846
Advance from local industrial zone	-	5,853
Accrued salary, bonus and welfare	2,154	6,613
Accrued sales commissions	-	2,070
Other taxes payable	153	1,101
Accrued interest	538	465
Liability resulted from change in fair value
of foreign currency forward contracts	-	1,483
Deferred other income (incentive from
ADS depository bank)	-	2,172
Payable for share issuance expenses in connection
with IPO	1,147	-
Others	4,231	4,794
	$26,485	$79,842

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In U.S. dollar thousands, except for share and share-related data)

14.

BORROWINGS

	As of	As of
	December 31,	December 31,
	2007	2008

Short-term bank loans	$186,452	$262,818
Loans received in connection
with bills receivable discounted with recourse	21,904	23,410
Long-term bank loans	54,760	51,210
	263,116	337,438
Less: amount due for settlement within 12 months
(shown under current liabilities)	(208,356)	(337,438)
Amount due for settlement after 12 months	$54,760	$-

	As of	As of
	December 31,	December 31,
Loan type	2007	2008

Secured Loans	$6,845	$46,082
Unsecured Loans	256,271	291,356
	$263,116	$337,438

Short-term bank loans

The Company's bank loans bear interest rates ranging from 4.5% to 7.8% per annum.

Loans received in connection with bills receivable discounted with recourse

The Company received loans from the banks and assigned certain bills receivables to the banks with recourse.  The maturities of those loans are normally under 1 year.

Long-term bank loans

The Company entered in several long-term loan agreements with Agricultural Bank of China for an aggregated amount of $54,760 to re-finance part of the previous long-term loans with UMW ACE, and to facilitate its business expansion.  The long-term loans are unsecured and repayable in June 2009, and bear a floating interest rate at 90% of the benchmark interest rate for loans of the same maturity announced by the People's Bank of China, which initially was 6.075% per annum.

For each of the three years ended December 31, 2008, interest cost capitalized was $3,753, $627 and $89, respectively.

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In U.S. dollar thousands, except for share and share-related data)

15.

PRODUCT WARRANTY

The Company sells the majority of its products to customers along with unconditional repair or replacement warranties for a 12 month period from the date of purchase.  The Company determines its estimated liability for warranty claims based on its experience of the amount of claims actually made.  It is reasonably possible that the Company's estimate of the accrued product warranty claims will change in the near term.  Estimated costs for product warranties are recognized at the time when revenue is recognized.

The following is a reconciliation of the changes in the Company's aggregate product warranty liability:

	Year ended
	December 31,	December 31,	December 31,
	2006	2007	2008

Beginning balance	$6	$108	$197
Warranty provided	107	368	2,935
Warranty costs incurred	(5)	(279)	(2,029)
Ending balance	$108	$197	$1,103

16.

GUARANTEE

The Company has entered into agreements that contain features which meet the definition of a guarantee under FIN No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of others." Under FIN No. 45, a guarantor is required, with certain exceptions, to recognize at the inception of a guarantee, a liability for the fair value of the obligations it has undertaken in issuing the guarantee.

In 2006 and 2007, the Company guaranteed the debt of certain enterprises.  These debt agreements required the Company to make debt payments throughout the term of the related debt instrument if the customer or the related party fails to make scheduled debt payments.  The Company through its subsidiaries, made guarantees to commercial banks for various parties during 2006 and 2007, including guarantees for short-term loans from commercial banks with maturity period of 3 months to 1 year.  Guaranteed parties included the Company's related parties, vendors, processors, and other unrelated parties, who had no trading relationship with the Company.  There were no guaranteed balances of outstanding debt arrangements as of December 31, 2007 and 2008, respectively.

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In U.S. dollar thousands, except for share and share-related data)

16.

GUARANTEE - continued

The movement of the guarantee provided is as follows:

	Year ended
	December 31,	December 31,	December 31,
	2006	2007	2008

Beginning balance	$541	$1,280	$-
Provided	1,329	1,358	-
Released at expiration or settlement	(590)	(2,638)	-
Ending balance	$1,280	$-	$-

The Company was involved in a lawsuit brought by the Bank of Communications, due to a $1,182 guarantee the Company provided for a bank loan made by Bank of Communications to Huayuan Jiangsu.  The Company settled the lawsuit in August 2007 and paid on behalf of Huayuan Jiangsu $1,182 plus an interest of $176, for which the Company has made a provision during 2007.

17.

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

In connection with the IPO of the Company's ADSs on December 6, 2007, WSP Holdings issued 50,000,000 ordinary shares with a par value of $0.0001 each.  On January 9, 2008, the Company issued an additional 2,894,900 ADSs, representing 5,789,800 ordinary shares with a par value of $0.0001 each pursuant to the underwriters exercise of over-allotment option to purchase these additional ADSs from the Company.  Each ADS represents two ordinary shares.

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In U.S. dollar thousands, except for share and share-related data)

18.

MINORITY INVESTOR CONTRIBUTION

In 2008, a minority investor contributed certain land use rights as part of the capital contribution in a newly formed subsidiary of the Company in order to obtain 30% equity interest.  The fair value of assets contributed was greater than the required contribution amount and the surplus is recorded into the additional paid-in capital.

19.

SEGMENTAL AND GEOGRAPHIC INFORMATION AND REVENUE ANALYSIS

The Company operates in a single operating segment that includes the manufacture and distribution of oil pipes and related products.  The Company's chief operating decision maker is the Chief Executive Officer.  The following table summarizes the Company's revenues from continuing operations in different geographic locations:

Continuing operations	Year ended
	December 31,	December 31,	December 31,
	2006	2007	2008

Revenues
PRC	$179,989	$205,072	$316,278
Elsewhere in Asia
Malaysia	47,086	10,517	37,587
Korea	7,359	14,318	9,675
Singapore	12,017	29,574	22,138
Others	25,739	70,662	161,905
Subtotal	92,201	125,071	231,305
North America
Canada	15,160	1,320	5,080
United States of America	55,683	109,842	312,812
Subtotal	70,843	111,162	317,892
Others	23,468	42,478	46,615
Total	$366,501	$483,783	$912,090

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In U.S. dollar thousands, except for share and share-related data)

19.

SEGMENTAL AND GEOGRAPHIC INFORMATION AND REVENUE ANALYSIS - continued

The net revenues consist of the following products:

	Year ended
	December 31,	December 31,	December 31,
	2006	2007	2008

API products	$299,158	$288,607	$505,346
Non-API products	41,311	152,386	294,776
Other products	26,032	42,790	111,968
Total	$366,501	$483,783	$912,090

Most of the Company's long-lived assets are located in the PRC.

Note:

API means the primary international standards for manufacturing Oil Country Tubular Goods ("OCTG") including casing, tubing, drilling pipes and line pipes, established by the American Petroleum Institute.  API products are defined as standard products.  Non-API products are defined as non-standard products with unique qualifications which are developed to meet special needs, such as improved strength, higher corrosion resistance, improved sealing and premium connectors, among others.  Non-API products may include premium connections and/or high chromium and high nickel bearing products.

Others include green pipes which are semi-finished pipes that can be further processed into end-products.

20.

OTHER INCOME

	Year ended
	December 31,	December 31,	December 31,
	2006	2007	2008

Incentive from ADS
depository bank	$-	$58	$767
Gain on disposal of
equity investments	4	-	-
Disposal of subsidiary	-	154	-
Total	$4	$212	$767

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In U.S. dollar thousands, except for share and share-related data)

21.

DISPOSAL OF SUBSIDIARY

On August 4, 2007, the Company signed an agreement to sell all of its equity interest in WSP Heat Insulation, a subsidiary of the Company, for a cash consideration of $670, resulting in a gain of $154.  The transaction was completed on August 31, 2007.

The net assets disposed of in the transactions are as follows:

Net assets disposed of
Cash and cash equivalents	$1
Accounts and bills receivable, net	265
Inventories	715
Other current assets	42
Property, plant and equipment, net	534
Accounts payable	(532)
Other current liabilities	(13)
1,012
Minority interest	(496)
Gain on disposal	154
Total consideration	$670

22.

DISCONTINUED OPERATIONS

In September 2006, the Company disposed of its 51% subsidiary, Hailong Drill Pipe for a cash consideration of $2,088 to a company controlled by an ex-director.  A loss of $121 was recorded on the transaction.

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In U.S. dollar thousands, except for share and share-related data)

22.

DISCONTINUED OPERATIONS - continued

The assets and liabilities of Hailong Drill Pipe at the disposal date are summarized as follows:

As of
September 21,
2006
Current assets of discontinued operations:
Cash and cash equivalents	$385
Accounts receivable, net	1,490
Amounts due from related parties	2,484
Inventories	9,773
Prepaid expenses and other current assets	1,156
Advances to suppliers	175
$15,463
Non-current assets of discontinued operations:
Property, plant and equipment, net	$5,342
Acquired intangible assets, net	307
$5,649
Current liabilities of discontinued operations:
Accounts payable	$5,395
Accrued expenses and other current liabilities	1,376
Short-term borrowings	6,403
Amounts due to related parties	2,642
Advances from customers	965
$16,781
Minority interests	$2,122

Summarized results from the discontinued operations included in the Company's consolidated statements of operations are as follows:
Year Ended
December 31,
2006

Revenues	$6,868
Income before provision of income taxes from discontinued operations	693
Provision for income taxes	-
Loss on disposal or dissolution of subsidiaries	(121)
Net income from discontinued operations, net of tax	$572

The results from the discontinued operations reflect 100% of Hailong Drill Pipe's operations for the period from January 1, 2006 through September 21, 2006.

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In U.S. dollar thousands, except for share and share-related data)

23.

INCOME TAXES

WSP Holdings is a tax-exempted company incorporated in the Cayman Islands.  FSHL is a tax-exempted company incorporated in the BVI.

FSHL's subsidiaries registered in the PRC (the "PRC entities") are subject to PRC Enterprise Income Tax ('EIT') on the taxable income in accordance with the relevant PRC income tax laws.

On March 16, 2007, the National People's Congress enacted a new enterprise income tax law, which took effect on January 1, 2008.  The new law applies a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises.  According to the new tax law, entities that qualify as high and new technology enterprises ("HNTE") supported by the PRC government are allowed a 15% preferential tax rate instead of the uniform tax rate of 25%.  Prior to January 1, 2008, companies established in China were generally subject to a State and local enterprise income tax, or EIT, at statutory rates of 30% and 3% respectively.

WSP China was officially granted the HNTE status in September 2008.  Accordingly, WSP China has used the 15% preferential tax rate in the calculation of current and deferred tax balances because the company expects to retain the HNTE status in the foreseeable future.  Prior to January 1, 2008, due to tax preferential policy as a ''high and new technology enterprise'' located in a high-tech zone in Wuxi, Jiangsu province, WSP China was entitled to a reduced income tax rate at 15%.

Other PRC entities are subject to the 25% and 33% EIT rate since and before January 1, 2008 respectively.

Houston OCTG is subject to United States federal corporate income tax rate of 34% and Texas state margin tax levied at 0.5% of gross profits.

The subsidiaries of FSHL that are tax residents in China, will be subject to the Chinese dividend withholding tax at 10% when these Chinese subsidiaries distributes dividends paid out of profits that arise on or after January 1, 2008.

A provision for PRC dividend withholding tax of $4,795 has been made based on the 40% of the 2008 undistributed earnings of the Company's PRC subsidiaries as of December 31, 2008, which are expected to be distributed.  The remaining undistributed earnings of the Company's PRC subsidiaries of approximately $147,817 at December 31, 2008 are considered to be indefinitely reinvested and no deferred tax liability has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to the Company as of December 31, 2008.  As detailed in Note 32, subsequent to December 31, 2008, the Company decided to distribute dividends, including an one-time special cash dividend, partly out of the annual profits for the year ended December 31, 2007.  No withholding tax is necessary on any dividend amount paid out of retained earnings before January 1, 2008.

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In U.S. dollar thousands, except for share and share-related data)

23.

INCOME TAXES - continued

The calculation of income taxes reflects the status of WSP Holdings and FSHL as non-China tax resident companies. The tax residency of a company is normally a question of fact.  For a company, such as WSP Holdings and FSHL, which have been established outside China, tax residency will only be in China if the location of effective management of the company is in China.  China for this purpose does not include Hong Kong, Macau, or Taiwan.

Because the concept of tax residency is new in China, it is possible that the tax authorities could in the future assert that WSP Holdings and/or one or more of its non-Chinese subsidiaries are tax residents in China.  In the event that this occurs, WSP Holdings or FSHL will become subject to the PRC Enterprise Income Tax Law on its worldwide income.  This would cause any income WSP Holdings and FSHL earned to be subject to China's 25% EIT.  As there is an exemption for any dividends received by a China tax resident company from another tax resident company, such taxable income would not include any dividends from the Chinese subsidiaries.

The Company adopted the provisions of FIN No.48 for the years ended December 31, 2007 and 2008.  Based on its FIN No.48 analysis documentation, the Company has made its assessment of the level of tax authority for each tax position (including the potential application of interest and penalties) based on the technical merits, and has measured the unrecognized tax benefits associated with the tax positions.  The adoption of FIN No.48 has reduced the retained earnings as of January 1, 2007, by $1,720, including $10 interest, with a corresponding increase in the liability for uncertain tax positions.  The aforementioned liability is recorded as non-current liabilities because the related payment is not anticipated within one year of the balance sheet date.  The Company classifies interest and/or penalties related to income tax matters in income tax expense.  A reconciliation of the beginning and ending amount of unrecognized tax benefits for 2007 and 2008 is as follows:

Balance at January 1, 2007	$83
Additions based on tax positions related to 2007	1,720
Balance at December 31, 2007	$1,803
Interest	217
Balance at December 31, 2008	$2,020

There are no ongoing examinations by taxing authorities at this time.  The Company's tax years starting from 2003 to 2008 remain open in various tax jurisdictions.  The Company does not anticipate any significant change within the next 12 months of its uncertain tax positions.

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In U.S. dollar thousands, except for share and share-related data)

23.

INCOME TAXES - continued

The provision for income taxes consists of the following:

	Year ended
	December 31,	December 31,	December 31,
	2006	2007	2008

Current tax	$9,982	$14,223	$25,566
Unrecognized tax benefits	-	1,720	217
Deferred tax	600	(755)	(1,378)
	$10,582	$15,188	$24,405

The principal components of the deferred income tax assets and liabilities are as follows:

		As of	As of
		December 31,	December 31,
		2007	2008
Current deferred income tax assets
Allowance for doubtful accounts	$	$ 1,025	$2,360
Product warranty provision		49	165
Write-down in value of inventory		232	2,234
Net operating loss		-	1,609
Unrealized loss from change in fair value of
foreign currency forward contracts		-	223
Others		-	200
		1,306	6,791
Non-current deferred income tax assets
Pre-operating expenses		8	1,368
Property, plant and equipment		1,504	873
		1,512	2,241
Non-current deferred income tax liabilities
Property, plant and equipment		2,442	5,542
Withholding tax on outside basis for the dividend
payment to non-Chinese tax resident		-	4,795
Intangible assets		58	124
		$2,500	$10,461

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In U.S. dollar thousands, except for share and share-related data)

23.

INCOME TAXES - continued

Reconciliations between the statutory tax rate and the Company's effective tax rate are as follows:

	Year ended
	December 31,	December 31,	December 31,
	2006	2007	2008
	%	%	%

Statutory tax rate (note)	33	33	25
Effect of expenses not deductible for tax purposes	1	1	-
Effect of income tax exemptions and reliefs	(20)	(20)	(11)
Effect of FIN No.48 unrecognized tax benefits	-	2	-
Effect of income tax rate difference under different tax
regulations	1	-	5
Effect on deferred taxes due to changes in tax rates
under the new law for certain subsidiaries	-	1	1
Effective tax rate	15	17	20

Note:

The domestic tax rate in the jurisdiction where the operation of the Company is substantially based is used.  On January 1, 2008, the new enterprise income tax law took effect and has applied a uniform tax rate of 25% to all "resident enterprises" in China, including foreign-invested enterprises.

If the reliefs granted in the form of preferential tax rates to certain subsidiaries were not available, the provision for income taxes and earnings per share amounts would be as follows:

	Year ended
	December 31,	December 31,	December 31,
	2006	2007	2008

Provision for income taxes	$24,497	$33,352	$38,166
Basic and diluted income per share	$0.31	$0.37	$0.42

24.

DIVIDENDS

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

There was no dividend declared and paid by WSP Holdings during the year ended December 31, 2008.

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In U.S. dollar thousands, except for share and share-related data)

25.

EARNINGS PER SHARE

The calculation of the earnings per share is as follows:

	Year ended
	December 31,	December 31,	December 31,
	2006	2007	2008

Numerator used in basic and diluted net
income per share:
Income from continuing operations	$58,685	$74,561	$99,349
Income on discontinued operations	233	-	-
Income attributable to holders of ordinary shares	58,918	74,561	99,349

Shares (denominator)
Weighted average ordinary shares outstanding
used in computing basic earnings per share	145,954,406	153,561,644	205,663,247

Plus: incremental weighted average ordinary
shares from assumed exercise of options
using the treasury stock method	-	176,489	-	(i)

Weighted average ordinary shares outstanding
used in computing diluted earnings per share	145,954,406	153,738,133	205,663,247

Net income per share-basic:
Income from continuing operations	$0.40	$0.49	$0.48
Income on discontinued operations	-	-	-
Net income per share - basic	0.40	0.49	0.48

Net income per share-diluted:
Income from continuing operations	$0.40	$0.48	$0.48
Income on discontinued operations	-	-	-
Net income per share - diluted	0.40	0.48	0.48

(i)

The Company had 5,206,000 outstanding share option which could potentially dilute basic net income per share, but which were excluded from the computation of diluted net income per share in the year ended December 31, 2008, as the effect would have been anti-dilutive.

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In U.S. dollar thousands, except for share and share-related data)

26.

RELATED PARTY BALANCES AND TRANSACTIONS

Save as disclosed elsewhere in the financial statements, significant balances and transactions with related parties are as follows:

a.

Amount due from related party

	As of	As of
	December 31,	December 31,
Name of related party	2007	2008

Eastar Industries Inc., company controlled by Mr. Piao	$2,407	$-

b.

Amounts due to related parties

	As of	As of
	December 31,	December 31,
Name of related party	2007	2008

Wuxi Huayi, company controlled by Mr. Piao	$-	$146
WXQH, company controlled by Mr. Piao's family	788	966
Wuxi Aihua Chemical Co., Ltd.,
company controlled by Mr. Piao's family ("WXAH")	-	63
UMW Oilfield International Trading (Labuan) Ltd.,
affiliate of UMW ACE	1,163	-
Wuxi Shi Nan Trading company, controlled
by minority investor of subsidiary ("Wuxi Shinan")	958	934
Xuyi Aihua Oil Pipe Anticorrosive Product Co., Ltd.,
company controlled by Mr. Piao's family ("XYAH")	11	567
Wuxi Bright Wanbang Oil & Gas Anticorrosion Co.,
Ltd., equity investment of the Company	-	183
Eastar Industries Inc.	3	21
	$2,923	$2,880

c.

Transactions with related parties are as follows:

(a)

Sales of goods

	Year ended
	December 31,	December 31,	December 31,
Name of related party	2006	2007	2008

UMW Oilfield International
Trading (Labuan) Ltd.	$21,238	$6,387	$29,148
UMW Petrodril (M) Sdn Bhd,
affiliate of UMW ACE	785	-	-
WXLH, company controlled by
Mr. Piao	2,673	-	-
Wuxi Huayi	272	-	-
XYAH	-	-	11
Eastar Industries Inc.	10,469	381	-

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In U.S. dollar thousands, except for share and share-related data)

26.

RELATED PARTY BALANCES AND TRANSACTIONS - continued

c.

Transactions with related parties are as follows: - continued

(b)

Purchase of goods

	Year ended
	December 31,	December 31,	December 31,
Name of related party	2006	2007	2008

WXAH	$1,344	$701	$-
WXLH	9,441	-	-
Wuxi Huayi	1,190	-	-
WXQH	-	13	-
Wuxi Shinan	-	3,377	6,956
XYAH	-	2,526	4,842

(c)

Purchase of land and buildings

	Year ended
	December 31,	December 31,	December 31,
Name of related party	2006	2007	2008

WSP Pipe LLC, company controlled by Mr. Piao	$-	$-	$10,000

(d)

Purchase of property, plant and equipment

	Year ended
	December 31,	December 31,	December 31,
Name of related party	2006	2007	2008

WXLH	$913	$-	$-

(e)

Transportation charges

	Year ended
	December 31,	December 31,	December 31,
Name of related party	2006	2007	2008

WXQH	$1,212	$2,165	$5,625

WXQH provided certain delivery services to the Company.

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In U.S. dollar thousands, except for share and share-related data)

26.

RELATED PARTY BALANCES AND TRANSACTIONS - continued

c.

Transactions with related parties are as follows: - continued

(f)

Rental of premises

	Year ended
	December 31,	December 31,	December 31,
Name of related party	2006	2007	2008

WXAH	$-	$20	$22
WXLH	73	225	426

The Company leased certain areas for production use from WXLH

(g)

Interest paid

	Year ended
	December 31,	December 31,	December 31,
Name of related party	2006	2007	2008

UMW ACE	$3,826	$1,709	$-

The interest expenses were charged in connection with a previous shareholder's loan.

(h)

Antirust service charges

	Year ended
	December 31,	December 31,	December 31,
Name of related party	2006	2007	2008

WXAH	$-	$-	$140

WXAH provided certain antirust services to the Company.

(i)

Anticorrosion service charges

	Year ended
	December 31,	December 31,	December 31,
Name of related party	2006	2007	2008

Wuxi Bright Wanbang Oil & Gas Anticorrosion Co., Ltd.	$-	$-	$617

Wuxi Bright Wanbang Oil & Gas Anticorrosion Co., Ltd provided certain anticorrosion services to the Company.

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In U.S. dollar thousands, except for share and share-related data)

27.

COMMITMENT

(a)

Capital commitment

As of December 31, 2008, commitment for acquisition of property, plant and equipment was $149,199.

(b)

Plant premises operating lease commitment

As of December 31, 2008, future minimum lease commitments under the non-cancelable lease of the plant premises were $117, $24, $24, $24 and $45 in 2009, 2010, 2011, 2012 and 2013 and thereafter, respectively.

28.

CONTINGENCIES

(a)

In May 2007, Frank H. Migl and several other plaintiffs brought a lawsuit against Watson Pipe, Inc., Atlas Tubular, L.P., Halliburton Energy Services, Inc. and Xxtreme Inspection in a district court in Lavaca County, Texas.  The plaintiffs alleged that a casing pipe ruptured in one of the plaintiffs' oil and gas wells, which caused over $7,000 in damages.  In 2008, the plaintiffs amended the petition to add WSP China as a defendant, and one of the defendants filed a petition against WSP China as third-party defendant, alleging that WSP China supplied defective products for the operation.  The Company has denied the claims and intends to defend itself against the claims.

(b)

In December 2008, SB International, Inc., a Texas corporation, brought a case against Houston OCTG, WSP China, Mr. Piao and certain other individuals in a district court in Dallas County, Texas, alleging that the defendants interfered with the plaintiff's contracts and business relations with its customers.  The petition also contains claims for theft of information, conversion, breach of fiduciary duty, misappropriation of confidential information, fraud and conspiracy.  There is no specific amount of damages claimed in the petition.  The Company has denied the claims and intends to defend itself against the claims.  The case is still in the initial stage of discovery.

In December 2008, Houston OCTG, WSP China and WSP Pipe, LLC filed a petition against Mr. Satish Gupta, YAS International, Inc. and SB International, Inc.  The petition contains requests for declaratory judgment and claims for breach of fiduciary duty, negligence, constructive fraud, request for accounting and breach of contract.  The case is still in the initial stage of discovery.

Based on the information currently available, the Company was unable to make a reasonable estimate of any liability because of the uncertainty related to the outcome and/or the amount or range of loss.  Accordingly, the Company did not accrue any provision for these contingencies as of December 31, 2008.

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In U.S. dollar thousands, except for share and share-related data)

29.

STOCK BASED COMPENSATION

On August 24, 2007, the Company adopted the 2007 share incentive plan and granted 5,206,000 options to certain employees, officers and directors for the purchase of 5,206,000 ordinary shares at an exercise price of $4.00 per share.  Any of these options not exercised will expire on August 23, 2011 or 2012 and the options will vest over two years at 50% per year.  The compensation expense, which was determined based on the fair value of options granted, is to be recognized over the vesting period using graded-vesting attribution method.  The Company recorded compensation expense of $1,042 and $2,299 for the year ended December 31, 2007 and 2008, respectively.  As of December 31, 2008, there was $603 of total unrecognized compensation cost related to nonvested options.  That cost is expected to be recognized over a weighted-average period of 0.65 year.

A summary of the share option activities is as follows:

	Number
	of options	Exercise price

Outstanding at beginning of 2007	-	$-
Movement during 2007
Granted	5,206,000	$4.00
Exercised	-	-
Forfeited	-	-
Outstanding at end of 2007	5,206,000	$4.00
Outstanding at beginning of 2008	5,206,000	$4.00
Movement during 2008
Granted	-	-
Exercised	-	-
Forfeited	198,000	-
Outstanding at end of 2008	5,008,000	$4.00

As of December 31, 2007, the intrinsic value of each option was $0.55, and the aggregate intrinsic value of options outstanding was $2,863.

As of December 31, 2008, the intrinsic value of each option was nil, and the aggregate intrinsic value of options outstanding was nil.

The following table summarizes share options outstanding as of December 31, 2008:

	Options outstanding			Options exercisable
		Remaining	Fair value
	Number	contractual	per share	Number	Exercise
Exercise price	outstanding	life	at grant date	exercisable	price

$4.00	5,008,000	8.65	$0.83	2,504,000	$4.00

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In U.S. dollar thousands, except for share and share-related data)

29.

STOCK BASED COMPENSATION - continued

The Company has determined, with the assistance of American Appraisal China Limited, that the fair value of the option as of the date of grant at August 24, 2007 was $0.83 per option.

The fair value of the options is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

Fair value of underlying ordinary shares per share	$3.81
Risk-free rate of return	4.31%
Expected option life	3 years
Expected dividend yield	4.38%
Expected volatility	39.4%

30.

MAINLAND CHINA CONTRIBUTION PLAN

Full time employees of the Company in the PRC participate in a government mandated multiemployer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees.  PRC labor regulations require the Company to accrue for these benefits based on certain percentages of the employees' salaries.  The total contributions for such employee benefits were $971, $2,905 and $5,428 for each of the three years ended December 31, 2008.

31.

STATUTORY NON-DISTRIBUTABLE RESERVES

The principal regulations in the PRC governing distribution of dividends paid by wholly foreign-owned enterprises include:

•

Wholly Foreign-Owned Enterprise Law (1986) as amended; and

•

Wholly Foreign-Owned Enterprise Law Implementation Rules (1990) as amended.

Under these regulations, wholly foreign-owned enterprises in the PRC may pay dividends only out of their accumulated profits, if any, determined in accordance with the PRC accounting standards and regulations.

In addition, according to the Company Law in the PRC, companies are required to set aside 10% of their after-tax profit to general reserves each year, based on the PRC accounting standards, until the cumulative total of such reserves reaches 50% of the registered capital.  These general reserves are not distributable as cash dividends to equity owners.

In addition, a PRC company may set aside other amounts determined at its discretion.  Once set aside, these amounts can only be used for designated purpose and are not available for future distribution to, owners or shareholders.  The general reserves and discretionary reserves are collectively referred to as statutory non-distributable reserves.

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In U.S. dollar thousands, except for share and share-related data)

31.

STATUTORY NON-DISTRIBUTABLE RESERVES - continued

For each of the three years ended December 31, 2008, WSP China made total appropriations of $5,704, $12,533 and $12,007, respectively.As at December 31, 2008, the statutory non-distributable reserves of WSP China was $32,597.

32.

SUBSEQUENT EVENTS

(a)

In February 2009, Seba Pipe Inc. brought a lawsuit in the United States District Court for the Southern District, Texas, against WSP China.  The plaintiff alleged that several shipments of seamless steel casing delivered by WSP China were damaged, did not meet required specification and were misdescribed in the bills of lading, and sought damages in the amount of $500 plus interest, costs and attorney fees.  The plaintiff obtained from the court a writ of attachment and garnishment to attach the Company's property located within the Southern District of Texas.  This writ was served upon a bank as garnishee to attach a particular bill of lading that the Company delivered to plaintiff's bank for a different shipment of seamless steel casing. After an oral hearing, the court entered an order that vacated the writ and released the bill of lading from attachment, but the court did not dismiss the case. The case is still in the initial stage of discovery.

(b)

On March 16, 2009, the Company declared an ordinary cash dividend in the amount of US$0.15 per ordinary share, or US$0.30 per ADS, and an one-time special cash dividend in the amount of US$0.225 per ordinary share, or US$0.45 per ADS, out of the Company's annual profits, for the years ended December 31, 2007 and 2008.  The ordinary cash dividend was paid on April 6, 2009 while the special cash dividend will be paid on July 6, 2009.

(c)

In April 2009, seven companies and the United Steelworkers Union in the United States of America filed a petition with the International Trade Commission and the Department of Commerce, alleging that China-based OCTG manufacturers unfairly dumped OCTG products in the United States market.  The petitions claim that Chinese producers benefit from massive government subsidies and allege dumping margins ranging from 40% to 90%.  WSP China was named as one of the major Chinese exporters of the OCTG products to the United States.  The Company plans to contest the allegations.

WSP HOLDINGS LIMITED

Additional information - Financial statement schedule I

Condensed financial information of parent company

Balance sheet

(In U.S. dollar thousands)

	As of	As of
	December 31,	December 31,
	2007	2008
Assets
Cash and cash equivalents	$158,088	$29,058
Restricted cash	40,000	39,850
Amounts due from subsidiaries	2,372	157,165
Prepaid expenses and other current assets	175	220
Investment in subsidiary	145,544	259,136
Total assets	346,179	485,429
Liabilities and shareholders' equity
Accrued expenses	5,055	2,823
Total liabilities	5,055	2,823
Ordinary shares	20	21
Additional paid-in capital	228,564	256,502
Statutory non-distributable reserves	20,240	32,597
Retained earnings	79,078	166,070
Accumulated other comprehensive income	13,222	27,416
Total shareholders' equity	341,124	482,606
Total liabilities and shareholders' equity	$346,179	$485,429

WSP HOLDINGS LIMITED

Additional information - Financial statement schedule I

Condensed financial information of parent company

Statements of operations

(In U.S. dollar thousands)

	Year ended
	December 31,	December 31,	December 31,
	2006	2007	2008
Management fee received
from a subsidiary	$-	$-	$1,357
Operating expenses:
Selling and marketing expenses	-	(73)	(161)
General and administrative expenses	(2,581)	(2,783)	(5,937)
Total operating expenses	(2,581)	(2,856)	(6,098)
Loss from operations	(2,581)	(2,856)	(4,741)
Interest income	-	484	7,113
Other income	-	-	767
Exchange differences	-	-	(392)
Equity in earnings of subsidiaries	61,499	76,933	96,602
Net income before provision for
income taxes	58,918	74,561	99,349
Less: Provision for income taxes	-	-	-
Net income	$58,918	$74,561	$99,349

WSP HOLDINGS LIMITED

Additional information - Financial statement schedule I

Condensed financial information of parent company

Statements of shareholders' equity and comprehensive income

(In U.S. dollar thousands, except for share and share-related data)

				Statutory		Accumulated
			Additional	non-		other	Total
	Ordinary share		paid-in	distributable	Retained	comprehensive	shareholders'	Comprehensive
	Shares	Amount	capital	reserves	earnings	income	equity	income

Balance as of January 1, 2006	118,750,357	$12	$27,736	$2,353	$24,819	$970	$55,890	$-
Capital contributions	31,249,643	3	7,299	-	-	-	7,302	-
Net income	-	-	-	-	58,918	-	58,918	58,918
Statutory non-distributable reserves	-	-	-	5,704	(5,704)	-	-	-
Dividends	-	-	-	-	(28,750)	-	(28,750)	-
Foreign currency translation adjustment	-	-	-	-	-	2,790	2,790	2,790
Balance as of December 31, 2006	150,000,000	$15	$35,035	$8,057	$49,283	$3,760	$96,150	$61,708
Issuance of ordinary shares, net of issuance
expenses of $20,008	50,000,000	5	192,487	-	-	-	192,492	-
Amortization of deferred share-based
compensation expense	-	-	1,042	-	-	-	1,042	-
Net income	-	-	-	-	74,561	-	74,561	74,561
Cumulative effect of the adoption of FIN
No.48 on January 1, 2007	-	-	-	-	(83)	-	(83)	-
Statutory non-distributable reserves	-	-	-	12,533	(12,533)	-	-	-
Dividends	-	-	-	-	(32,500)	-	(32,500)	-
Foreign currency translation adjustment	-	-	-	-	-	9,462	9,462	9,462
Balance as of December 31, 2007	200,000,000	$20	$228,564	$20,590	$78,728	$13,222	$341,124	$84,023
Issuance of ordinary shares, net of issuance
expenses of $1,765	5,789,900	1	22,842	-	-	-	22,843	-
Amortization of deferred share-based
compensation expense	-	-	2,299	-	-	-	2,299	-
Net income	-	-	-	-	99,349	-	99,349	99,349
Minority investors contribution	-	-	2,797	-	-	-	2,797	-
Statutory non-distributable reserves	-	-	-	12,007	(12,007)	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	14,194	14,194	14,194
Balance as of December 31, 2008	205,789,800	$21	$256,502	$32,597	$166,070	$27,416	$482,606	$113,543

WSP HOLDINGS LIMITED

Additional information - Financial statement schedule I

Condensed financial information of parent company

Statements of cash flows

(In U.S. dollar thousands)

	Year ended
	December 31,	December 31,	December 31,
	2006	2007	2008
Cash flow from operating activities:
Net income	$58,918	$74,561	$99,349
Adjustments to reconcile net income to net cash
used in operating activities:
Share-based compensation	-	1,042	2,299
Equity in earnings of subsidiaries	(61,499)	(76,933)	(96,602)
Changes in assets and liabilities	2,581	(1,220)	(155,922)
Net cash used in operating activities	-	(2,550)	(150,876)
Cash flow from investing activities:
Dividend received from subsidiaries	-	39,499	-
Increase (decrease) in restricted cash	-	(40,000)	150
Net cash (used in) provided by investing activities	-	(501)	150
Cash flow from financing activities:
Proceeds from issuance of ordinary shares,
net of issuance expenses	-	193,639	21,696
Dividend paid	-	(32,500)	-
Net cash provided by financing activities	-	161,139	21,696
Net increase (decrease) in cash and cash equivalents	-	158,088	(129,030)
Cash and cash equivalents at beginning of the year	-	-	158,088
Cash and cash equivalents at end of the year	$-	$158,088	$29,058

Note to schedule I

1.

Basis for Preparation

The Condensed Financial Information of the Company only has been prepared using the same accounting policies as set out in the Company's consolidated financial statements except that the Company has used equity method to account for its investment in its subsidiary, FSHL.