Form 20-F
period 2009-12-31
WSP Holdings LTD
filed 2010-07-15
CIK 1418225

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009.

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

OR

[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 001-33840

WSP HOLDINGS LIMITED

 (Exact Name of Registrant as Specified in Its Charter)

N/A

 (Translation of Registrant’s Name Into English)

Cayman Islands

 (Jurisdiction of Incorporation or Organization)

No. 38 Zhujiang Road

Xinqu, Wuxi

Jiangsu Province

People’s Republic of China

 (Address of Principal Executive Offices)

Yip Kok Thi

WSP Holdings Limited

No. 38 Zhujiang Road

Xinqu, Wuxi

Jiangsu Province

People’s Republic of China

Phone: +86-510-8536-0401

Email: info@wsphl.com

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of exchange on which each class is to be registered
American Depositary Shares, each representing two ordinary shares, par value $0.0001 per share	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

205,789,800 ordinary shares, par value $0.0001 per share, as of December 31, 2009.

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

 Other              [   ]

International Accounting Standards Board   [   ]

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

Yes  [   ]    No  [   ]

TABLE OF CONTENTS

Page

INTRODUCTION

1

PART I

2

Item 1.

Identity of Directors, Senior Management and Advisers

2

Item 2.

Offer Statistics and Expected Timetable

2

Item 3.

Key Information

2

Item 4.

Information on the Company

 21

Item 4A.

Unresolved Staff Comments

 41

Item 5.

Operating and Financial Review and Prospects

 41

Item 6.

Directors, Senior Management and Employees

 62

Item 7.

Major Shareholders and Related Party Transactions

 73

Item 8.

Financial Information

 74

Item 9.

The Offer and Listing

 76

Item 10.

Additional Information

 77

Item 11.

Quantitative and Qualitative Disclosures About Market Risk

 88

Item 12.

Description of Securities Other than Equity Securities

 89

PART II

 91

Item 13.

Defaults, Dividend Arrearages and Delinquencies

 91

Item 14.

Material Modifications to the Rights of Security Holders and Use of Proceeds

 91

Item 15.

Controls and Procedures

 91

Item 16A.

Audit Committee Financial Expert

 92

Item 16B.

Code of Ethics

 92

Item 16C.

Principal Accountant Fees and Services

 92

Item 16D.

Exemptions from the Listing Standards for Audit Committees

 93

Item 16E.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

 93

Item 16F.

Change in Registrant’s Certifying Accountant

 93

Item 16G.

Corporate Governance

 93

PART III

 93

Item 17.

Financial Statements

 93

Item 18.

Financial Statements

 93

Item 19.

Exhibits

 94

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

Names of certain companies provided in this annual report are translated or transliterated from their original Chinese legal names.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2007, 2008 and 2009.

We use U.S. dollars as the reporting currency in our financial statements and in this annual report. When reporting our operating results and financial position, we use the monthly average exchange rate for the year and the exchange rate at the balance sheet date, respectively, as published by the People’s Bank of China. With respect to amounts not recorded in our consolidated financial statements included elsewhere in this annual report, all translations from Renminbi amounts into U.S. dollars were made at the noon buying rate in New York, New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate, on December 31, 2009, which was RMB6.8259 to $1.00. We make no representation that the Renminbi amounts in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China— Fluctuations in exchange rates could adversely affect our business as well as result in foreign currency exchange losses.” On July 9, 2010, the noon buying rate was RMB6.7720 to $1.00.

PART I

Item 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3.

KEY INFORMATION

A.

Selected Financial Data

The following selected consolidated financial data should be read in conjunction with our consolidated financial statements and notes to those consolidated financial statements included elsewhere in this annual report and “Item 5. Operating and Financial Review and Prospects.” The selected consolidated statement of operations data for the years ended December 31, 2007, 2008 and 2009 and the selected consolidated balance sheet data as of December 31, 2008 and 2009 are derived from our audited consolidated financial statements, which are included elsewhere in this annual report. The selected consolidated statement of operations data for the years ended December 31, 2005 and December 31, 2006 and the selected consolidated balance sheet data as of December 31, 2005, 2006 and 2007 are derived from our audited consolidated financial statements, which are not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods.

	For the year ended December 31,
(in thousands, except for share and per share data)	2005	2006	2007	2008	2009
Selected Consolidated Income Statement Data:
Net revenues	$241,012	$366,501	$483,783	$912,090	$577,029
Cost of revenues	(198,550)	(281,106)	(357,997)	(703,531)	(496,656)
Gross profit	42,462	85,395	125,786	208,559	80,373
Selling and marketing expenses	(2,056)	(4,102)	(8,578)	(22,770)	(18,244)
General and administrative expenses	(6,356)	(9,799)	(13,591)	(41,740)	(44,798)
Other operating (expenses) income, net	(499)	(549)	(32)	2,589	2,559
Income from operations	33,551	70,945	103,585	146,638	19,890
Interest income (expense), net	(1,901)	(1,735)	(10,541)	(15,319)	(17,026)
Other income (expense)	(86)	4	212	767	767
Exchange differences	741	357	(1,898)	(6,984)	218
Income from continuing operations before provision for income taxes	32,305	69,571	91,358	125,102	3,849
Provision for income taxes	(4,198)	(10,582)	(15,188)	(24,405)	(2,137)

	For the year ended December 31,
(in thousands, except for share and per share data)	2005	2006	2007	2008	2009
Net income from continuing operations before earnings in equity investments	28,107	58,989	76,170	100,697	1,712
Earnings (loss) in equity investments	266	67	—	1	(105)
Net income from continuing operations	28,373	59,056	76,170	100,698	1,607
Net income (expense) from discontinued operations	(4,104)	233	—	—	—
Net income	24,269	59,289	76,170	100,698	1,607
Less: Net income (loss) attributable to the non-controlling interests(1)	(47)	371	(1,609)	(1,349)	2,568
Net income attributable to WSP Holdings Limited	$24,316	$58,918	$74,561	$99,349	$4,175
Net income per share—basic
Income from continuing operations	$0.31	$0.40	$0.49	$0.48	$0.02
Loss on discontinued operations	(0.04)	—	—	—	—
Net income per share	$0.27	$0.40	$0.49	$0.48	$0.02
Net income per share—diluted
Income from continuing operations	$0.31	$0.40	$0.48	$0.48	$0.02
Loss on discontinued operations	(0.04)	—	—	—	—
Net income per share	$0.27	$0.40	$0.48	$0.48	$0.02
Weighted average ordinary shares used in computation of earnings per share:
Basic	91,315,420	145,954,406	153,561,644	205,663,247	205,789,800
Diluted	91,315,420	145,954,406	153,738,133	205,663,247	205,789,800

____________________

(1)

We adopted Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 810-10-65, Transition Related to FASB Statement No. 160, Non-controlling Interests in Consolidated Financial Statements — an amendment of ARB No. 51, or ASC 810-10-65, on January 1, 2009 retrospectively. Non-controlling interest, formerly referred to as minority interest, has been reclassified in accordance with ASC 810-10-65.

The following table presents a summary of our consolidated balance sheet data as of December 31, 2005, 2006, 2007, 2008 and 2009:

	As of December 31,
(in thousands)	2005	2006	2007	2008	2009
Consolidated balance sheet data
Cash and cash equivalents	$10,475	$23,505	$179,973	$89,097	$133,250
Restricted cash	35,437	55,657	120,759	231,988	205,613
Accounts and bills receivable, net of allowance for doubtful accounts	34,054	56,947	137,497	246,463	204,906
Advances to suppliers	13,598	15,684	18,167	15,049	23,514
Inventories	75,892	86,562	163,246	311,383	266,090
Total current assets	175,551	248,719	626,042	919,931	870,166
Property and equipment, net	82,301	153,143	185,136	313,936	407,052
Intangible assets, net	325	231	187	136	971
Total assets	$272,041	$413,334	$827,221	$1,310,611	$1,394,394
Accounts payable	$65,796	$112,806	$179,065	$344,817	$162,557
Borrowings—due within one year	76,654	104,967	208,356	337,438	506,448
Total current liabilities	170,304	259,859	423,032	796,135	764,428
Total liabilities	215,155	314,371	482,095	808,616	960,082
Total WSP Holdings Limited shareholders’ equity	55,890	96,150	341,124	482,606	410,738
Non-controlling interest(1)	996	2,813	4,002	19,389	23,574
Total liabilities and equity	$272,041	$413,334	$827,221	$1,310,611	$1,394,394

____________________

(1)

We adopted ASC 810-10-65 (formerly FASB Statement No. 160, Non-controlling Interests) on January 1, 2009, retrospectively. Non-controlling interest, formerly referred to as minority interest, has been reclassified in accordance with ASC 810-10-65.

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

Steel is the principal raw material for our products. Cost for raw materials accounted for 80.9%, 77.9% and 74.4% of our cost of revenues in 2007, 2008 and 2009, respectively. Any increase in the price of steel could reduce our profit margin if we are unable to pass such increased costs on to our customers. From the end of 2003 to mid-2008, the price of steel increased substantially due in part to increasing demand, which significantly affected our gross margin. However, the price of steel declined towards the end of the third quarter of 2008 and the decline continued in the fourth quarter of 2008. The price of steel was volatile in the first quarter of 2009 and has been basically on an upwards trend since the second quarter of 2009. We expect the price of steel to experience continued volatility in 2010. The price of steel has had, and will continue to have, a significant impact on our cost of revenues. If we are unable to manage our purchases of steel at prices acceptable to us or if the price of steel increase significantly and we are not able to pass on all or part of any such price increases to our customers, our profit margins may decrease and our results of operations would be materially and adversely affected.

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

In April 2009, seven U.S. companies and the United Steelworkers Union filed a petition with the U.S. International Trade Commission, or the ITC, and the U.S. Department of Commerce, or the DOC, alleging that China-based OCTG manufacturers unfairly dumped OCTG products in the U.S. market and that Chinese producers were benefitting from massive government subsidies. Wuxi Seamless Oil Pipes Company Limited, or WSP China, was named as one of the major exporters of OCTG products from China. In June 2009, we were included as one of the mandatory respondent companies to the United States government’s countervailing duty investigation. On September 8, 2009, a preliminary determination was issued with a countervailing duty rate of 24.92% assigned to WSP China. On December 7, 2009, the DOC published its final determination in the countervailing duties investigation with a rate of 14.61% assigned to WSP China. The rate was subsequently changed to 14.95% in January 2010 due to certain ministerial errors made by the DOC. We were not selected as a mandatory respondent to the anti-dumping investigation and participated in this case as a separate rate respondent. In November 2009, we received a preliminary dumping rate of 36.53%, which was based on the average dumping rates of other OCTG producers that were selected as mandatory respondents. In December 2009, this rate was amended to 96.51% due to certain ministerial errors made by the DOC. On April 9, 2010, the DOC announced its final determination in the anti-dumping investigation with a rate of 29.94% assigned to WSP China. In May 2009, this rate was amended to 32.07%, after correcting certain ministerial errors. The anti-dumping and countervailing duties are applied to all Chinese exports of OCTG products to the United States starting from the date of the DOC’s preliminary determinations. WSP China did not export OCTG products to the United States after the date of the DOC’s preliminary determinations. The anti-dumping and countervailing duties will apply to us if WSP China exports OCTG products to the United States in the future and we are not subject to any other penalties or fines. In 2007 and 2008, products exported to the United States accounted for 22.7% and 34.3% of our net revenues, respectively. In 2009, products exported to the United States accounted for 9.0% of our net revenues. The decrease in export revenue of products exported to the United States as a percentage of our net revenues mainly was attributable to the effect of anti-dumping and countervailing duties on the subject goods. As a result of the proceedings, our sales in the U.S. suffered and our results of operations have been materially and adversely affected.

We cannot assure you that there will not be similar actions taken in the future in other countries against Chinese-made seamless OCTG products. If there were any action filed against us regarding the products we sell, even without merit, it would divert significant company resources and management attention and could have an adverse impact on the prices and sales of our products in the relevant countries. It could also adversely affect our business prospects and results of operations. If any decision is entered against us in such an action, we may be subject to additional tariff liabilities and our overseas sales would be materially and adversely affected.

Restrictive covenants under our facility agreements and any future indebtedness may limit the manner in which we operate and an event of default under any of our facility agreements and any future indebtedness may adversely affect our operations; and our financial leverage may hinder our ability to expand and materially affect our results of operations .

Our facility agreements with certain commercial banks, contain, and any future indebtedness we incur may contain, various covenants and conditions that limit our ability to, among other things:

•	incur or guarantee additional debts;
•	secure loans, make capital expenditures or engage in investments and acquisitions;

•	enter into transactions with affiliates;
•	create liens;
•	merge or consolidate with other companies; and
•	transfer or sell all or substantially all of the assets.

As a result of these covenants, we are limited in the manner in which we conduct our business and may be unable to engage in certain business activities. Some of the facility agreements also include certain financial covenants that, among other things, require us to maintain debt to assets ratio. A failure to maintain the financial covenants, or a breach of any of the other restrictive covenants, would result in a default under the relevant facility agreements. Upon the occurrence of any default under any of the facility agreements, the lender could elect to declare all borrowings outstanding, together with accrued and unpaid interests and fees, to be due and payable, or could require us to apply all of our available cash to repay these borrowings. If the lender accelerates the repayment of borrowings, we may not have sufficient cash or assets to repay the loans under the facility agreements. Even if we are able to obtain new financing, we may not be on commercially reasonable terms, or terms that are acceptable to us. Similarly, one credit line agreement entered into between WSP China and Bank of China requires WSP China to maintain minimum monthly sales amount and annual sales amount, respectively, and a failure to maintain the financial results would result in a reduction of the total amount of bank credit under such credit line agreement. In 2009 WSP China failed to maintain the minimum annual sales amount required under this agreement, as a result of which Bank of China reduced the total amount of bank credit available to us under such agreement in 2010.

In addition, our failure to comply with the financial or other covenants under the facility agreements could lead us to seek a waiver of the covenants contained in the facility agreements. Based on the financial position and results of Bazhou Seamless, as of and for the year ended December 31, 2009, Bazhou Seamless failed to meet the financial covenant as to the maximum debt to assets ratio under the facility agreement with Bank of China and China Construction Bank, respectively. We agreed to implement measures to address such breaches and obtained a waiver of such breaches from each of the lenders. However, we cannot assure you that we will be able to comply with the covenants contained in the facility agreements in the future, and if we breach the covenants, we cannot assure you that we would be able to obtain waiver of the breaches of covenants contained in the facility agreements or obtain alternative financing at commercially reasonable terms. Furthermore, we cannot assure you that any default under the existing facility agreements will not result in a cross-default in our other loans with banks in the PRC. Such event of default may result in a substantially amount of our debt becoming immediately due, which would have a material adverse effect on our financial condition and results of operations.

We rely largely on operating cash flow and short-term borrowings for the working capital needs of our operations. As of December 31, 2009, our total bank and other borrowings amounted to $695.5 million, of which $432.5 million were short-term bank borrowings. Our substantial indebtedness could have important consequences to you. For example, it could:

•	limit our ability to satisfy our obligations under our debt;
•	increase our vulnerability to adverse general economic and industry conditions;
•

require us to dedicate a substantial portion of our cash flow from operations to servicing and repaying our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

•	limit our flexibility in planning for or reacting to changes in our businesses and the industry in which we operate;
•	place us at a competitive disadvantage compared to our competitors that have less debt;
•	impair our ability to develop business opportunities or make strategic acquisitions; and
•	increase the cost of additional financing.

Our ability to make scheduled payments under our financing agreements and any future financing transactions and our ability to refinance our debts, if necessary, will depend, among other things, on our future operating performance. See below for a discussion on the risks regarding our ability to service our debts.

Our financial statements indicate that there is a going concern uncertainty, which could adversely affect our ability to meet our ongoing financing needs as well as to obtain third party financing.

We experienced a significant decline in sales in the United States due to the anti-dumping and countervailing duty on seamless pipes made in China and are required to repay a significant amount of short-term borrowings. The existence of these conditions raise the issue about our ability to continue as a going concern.  We cannot assure you that our business will generate sufficient cash flow from operations in the future to service our debts and make necessary capital expenditures, in which case we may (i) seek additional financing, (ii) seek to refinance some or all of our debts or (iii) dispose of certain assets.  The existence of a going concern uncertainty could affect our ability to obtain financing from third parties or could result in increased costs of such financing.  See Note 2 to our financial statements for more details. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all.  The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders.  In the event that we are unable to meet our liabilities when they become due or if our creditors take legal actions against us for payment, we may have to liquidate long-term assets to repay our creditors. We may have difficulty converting our long-term assets into current assets in such a situation and may suffer material losses upon the sale of our long-term assets.

We depend on a limited number of customers, and any loss of these customers could materially and adversely affect our revenue and profitability.

Our customers include oil and gas companies in the PRC and abroad. Aggregate sales attributable to our five largest customers represented approximately 55.8%, 46.5% and 61.7% of our net revenues for the years ended December 31, 2007, 2008 and 2009, respectively. We cannot assure you that we will be able to maintain or improve our relationships with these customers, or that we will be able to continue to supply products to these customers at current levels or at all. In addition, our business is affected by competition in the oil and gas industry, and any decline in our major customers’ businesses in these markets could lead to a decline in purchase orders from these customers. If any of our key customers were to substantially reduce the size or amount of the orders they place with us or were to terminate their business relationship with us entirely, we cannot assure you that we would be able to obtain orders from other customers to replace any such lost sales on comparable terms or at all. If any of these relationships were to be so altered and we were unable to obtain replacement orders, our business, results of operations and financial condition would be materially and adversely affected.

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

Domestically, we face competition from a number of manufacturers that produce OCTG that are similar to ours. Our major domestic competitors include Tianjin Pipe (Group) Corporation, Shanghai Baosteel Group Corporation and Pangang Group Chengdu Iron & Steel Co., Ltd., which are mostly state-owned enterprises. We also face competition from international manufacturers, such as Tenaris in Argentina, Vallourec & Mannesmann Tubes in France, TMK in Russia, Sumitomo and JFE in Japan and U.S. Steel in the United States. Our major competitors may have longer operating history, larger customer base, stronger customer relationships, greater brand or name recognition and greater financial, technical, marketing and public relations resources than we do. Some of our competitors may also be better positioned to develop superior product features and technological innovations and be able to better adapt to market trends than we are.

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

A principal component of our future strategy is to continue to grow by expanding our production capacity and further developing our overseas sales. For example, as a part of our international expansion strategy, in April 2008, we established our wholly-owned subsidiary, Houston OCTG Group, Inc., in Houston, Texas. In April 2009, WSP China established Chaoyang Seamless Oil Steel Casting Pipes Co., Ltd., or Chaoyang Seamless, in Chaoyang, Liaoning Province, China. In February 2010, we acquired WSP Pipe Company Limited, or WSP Pipe, a company in the Thai-Chinese Rayong Industrial Zone, Thailand from Mr. Piao Longhua, our chairman and chief executive officer. Our future growth will depend on a number of factors, including but not limited to, our ability to manage expansion and overseas operations, obtain any required financing, achieve operational efficiency, and secure sufficient access to raw materials. Some of these factors are beyond our control. As a result, we may not be able to successfully manage our growth or expand our operations, which could have a material adverse effect on our business, financial condition and results of operations.

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

Our international expansion focuses are mature markets in terms of OCTG production. In order to succeed, we need to take market share away from the existing suppliers of seamless OCTG in these markets. We cannot assure you that we will be able to do so in these competitive markets.

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

Our operations depend on our ability to obtain adequate and quality supplies of our primary raw materials, namely, round steel billets and green pipes, in a timely manner. If our suppliers fail to meet our quality standards or our quantity demands, our production and sales volume and our results of operation may be adversely affected. Through our upstream acquisition of Tuoketuo County Mengfeng Special Steel Co., Ltd., or Mengfeng, from Hebei Bishi Industry Group Co., Ltd., or Hebei Bishi, in July 2008, establishment of Chaoyang Seamless in April 2009, and acquisition of certain tangible and intangible assets from a sponge iron and steel billet company in Liaoning province through Chaoyang Seamless, we expect to stabilize the supply, quality and cost of our raw materials. However, before our own steel manufacturing facilities are substantially utilized, we will continue to rely on major suppliers to supply round billets to us. See “Item 4. Information on the Company—B. Business Overview—Manufacturing—Suppliers of raw materials.” We cannot guarantee that our long-term arrangements with these suppliers will provide us with a reliable supply of raw materials. If there is any supply shortage, we may be unable to deliver our products in a timely manner to our customers in the required quantities, which in turn could result in order cancellations, decreased revenue and loss of market share.

Significant product liability claims made against us, regardless of their success, could harm our business reputation, results of operations and financial condition.

Our OCTG products are sold primarily for use in oil and gas exploration, drilling and extraction activities. These activities are subject to inherent risks, including well failures, line pipe leaks and fires that could result in death, personal injury, property damage, pollution or loss of production, all of which could result in liability claims being made against us. We typically offer warranties on our products for a period of up to one year. During the warranty period, faulty products will be repaired or replaced by us, or returned to us. Actual defects or allegations of defects in our products may give rise to claims against us for losses and expose us to claims for damages. For instance, we are subject to multiple lawsuits alleging defective casing pipes used in an oil and gas well operations the United States. See “—We are subject to litigation proceedings brought by third-parties. If any of the proceedings against us is successful, it may have an adverse effect on our financial condition and operating results.” and “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal proceedings” for further information about the lawsuits. Any such claim, regardless of merit, could cause us to incur significant costs, divert our management’s attention, harm our business reputation or cause significant disruption to our operations. Furthermore, we can provide no assurance that we will be able to successfully defend against such claims, and we do not have any product liability insurance covering our products, except insurance covering those products sold in North America. If any such claims were successful, we could be subject to substantial liabilities, which could materially and adversely affect our results of operations and our financial condition.

We may be unable to prevent possible resales or transfers of our products to countries, governments, entities, or persons targeted by United States economic sanctions, especially when we sell our products to distributors over which we have limited control.

The U.S. Department of the Treasury’s Office of Foreign Assets Control, or OFAC, administers certain laws and regulations, or U.S. Economic Sanctions Laws, that impose restrictions upon U.S. persons and, in some instances, foreign entities owned or controlled by U.S. persons, with respect to activities or transactions with certain countries, governments, entities and individuals that are the subject of U.S. Economic Sanctions Laws, or Sanctions Targets. U.S. persons are also generally prohibited from facilitating such activities or transactions. We believe that U.S. Economic Sanctions Laws under their current terms are not applicable to our activities, however, we have nonetheless decided to adopt commercially reasonable measures to prevent any sales of our products to Sanctions Targets. If we become subject to U.S. Economic Sanctions Laws, a violation of these laws and regulations could subject us to fines, penalties and other sanctions. In the three years ended December 31, 2009, we did not have any direct sales to Sanctions Targets. However, we sell our products in international markets primarily through independent non-U.S. distributors who are responsible for interacting with the end customers of our products. We have limited control over these independent non-U.S. distributors, and these distributors may breach their covenant to us not to resell our products to Sanctions Targets. In addition, we do not always know the end customers to whom our distributors resell our products. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Internal control over distribution of our products.”  Although we have adopted a written policy to prevent future direct or indirect sales to Sanctions Targets and have begun to implement internal control mechanisms to enforce such policy when possible, we cannot assure you that our measures will be able to prevent future sales or resales of our products, directly or indirectly, to Sanctions Targets.

If our products are sold or re-sold, directly or indirectly, to Sanctions Targets, we may fail to comply with U.S. Economic Sanctions Laws and we may be subject to civil or criminal penalties and other remedial measures, which could have an adverse impact on our business, results of operations, financial conditions and liquidity. In addition, our reputation could be adversely affected. Some of our U.S. investors may be required to sell their interests in our company under the laws of certain U.S. states or under internal investment policies or may decide for reputational reasons to sell such interests, and some U.S. institutional investors may forego the purchase of our ADSs, all of which could materially and adversely affect the value of our ADSs and your investment in us.

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

 In connection with the preparation of this annual report on Form 20-F, we carried out an evaluation of the effectiveness of our internal control over financial reporting. Based on this evaluation, our chief executive officer and chief financial officer concluded that our internal control over financial reporting was not effective due to a material weakness, as defined by Auditing Standard 5, “An Audit of Internal Control Over Financial Reporting That Is Integrated with An Audit of Financial Statements.” See “Item 15. Control and Procedures.”  The material weakness identified was that the control procedures to ensure that a new type of sales transaction involving trading in iron ore and certain bill financing transactions were appropriately communicated internally and in a timely manner to those charged with maintaining the Group's books and records and approved by senior management did not operate effectively.

We have implemented measures to address this material weakness. We cannot assure you that any significant deficiency or material weakness in our internal control over financial reporting will not be identified in the future. If we fail to maintain effective internal control over financial reporting in the future, we and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

 We entered into certain bill financing arrangements which were not in compliance with relevant PRC laws and regulations, and we cannot assure you that there will not be any legal or regulatory action taken against us which would result in material adverse effect on our business conditions and cash flows.

In the past, we obtained funding for our business operations through issuing bank and commercial acceptance notes in amounts that were greater than the actual amounts of our total purchases from the relevant suppliers to take advantage of the lower discounted interest rates of bank and commercial acceptance notes. We ceased to conduct this kind of bill financing since the second quarter of 2010 and settled almost all of the bank and commercial acceptance notes involved in the overstated bill financing, with the remaining amount to be settled at the repayment dates. We have strengthened our internal controls system and implemented various rectifying measures to ensure that such bill financing activities will not occur in the future. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Bill financing.”

Based on advice from our PRC counsel, we believe that there is no legal basis for any PRC regulatory authority to impose administrative or criminal liability on us or our senior management or directors in relation to this bill financing. Notwithstanding the opinion we received, we cannot assure you that relevant governmental agencies will not decide to take actions or impose penalties on us contrary to the legal advice we have obtained. Any actions by regulators could cause a disruption to our business operations and impact future financing by us with any of the commercial banks, which may have an adverse effect on our business conditions and cash flows. We have also obtained the written confirmations from all endorsing banks that they will not take any legal action against us. However, we cannot assure you that the endorsing banks will not take any legal action despite the confirmations we received due to unforeseen reasons, which would cause a disruption to our business and impact our long-term relationships with the banks and impact our future financing plans.

We may have excess inventory or otherwise sustain loss as a result of our entering into a five-year supply agreement with an iron ore pellets supplier, which could materially and adversely affect our financial condition and results of operations.

In November 2009, we entered into a five-year supply agreement with an iron ore pellets supplier to purchase iron ore pellets. Under this agreement, we have committed to purchase a minimum amount of 300,000 tons of iron ore pellets on a yearly basis from 2010 through 2014. Chinese steel companies heavily rely on imported iron ore for their raw material needs. In recent years, the prices for iron ore pellets under multi-year supply agreements are generally lower than the prices on the spot market. Given the strong demand for iron ore pellets in the Chinese market in the past few years, we expect to resell some of the iron ore pellets purchased under our five-year supply agreements on the spot market for profit. If we are not able to resell the purchased iron ore pellets within a short-period of time or do not generate sufficient profit from the resale of the iron ore pellets, we may overstock our inventory of raw materials or be unable to recover the costs for purchasing the iron ore pellets. If the price of such raw materials rapidly decline and we are forced to make an impairment on our inventory of iron ore pellets, or if we are forced to sell our stock at a reduced price to improve the aging of our inventory, our results of operations would be materially and adversely affect.

Our ability to distribute future dividends will be subject to various factors, some of which are beyond our control, and we may not be able to fulfill our dividend policy in the future.

In March 2009, we declared a cash dividend in the amount of $0.15 per ordinary share, or $0.30 per ADS, and a one-time special cash dividend in the amount of $0.225 per ordinary share, or $0.45 per ADS, out of our annual profits for the years ended December 31, 2007 and 2008. Our ability to distribute future dividends will be subject to various factors including, but not limited to, available cash and distributable reserves, investment requirements, and cash flow and working capital requirements, as well as the withholding tax obligations for dividend distribution under the PRC tax taw. These factors depend on other factors that are beyond our control, including a possible economic downturn and delays in the payments made by customers. If we encounter any of these problems or others, we may not be able to declare and pay dividends in the future as currently planned.

We are not required to pay dividends. Our shareholders or ADS holders also do not have contractual or other rights to require us to pay dividends. Our board may decide at any time, in its discretion, to decrease the amount of dividends under the dividend policy, change or revoke our dividend policy, or discontinue any payment of dividends.

Our ability to make distributions or other payments to our shareholders depends primarily on payments from WSP China, whose ability to make such payments is subject to PRC regulations. Under PRC laws and accounting rules, dividends may be paid only out of distributable profits. Distributable profits with respect to WSP China refers to its after-tax profits as determined under PRC accounting standards, less any recovery of accumulated losses and allocations to statutory funds that it is required to make. For example, it is required to allocate 10% of its after-tax profit to statutory reserves until such reserves reach 50% of WSP China’s registered capital. Allocations to these statutory reserves and funds can only be used for specific purposes and are not transferable to us in the form of loans, advances or cash dividends. The calculation of distributable profits of WSP China under PRC accounting standards differs in many respects from the equivalent calculation under U.S. GAAP. As a result, WSP China may not be able to pay dividends to us in any given year if it does not have distributable profits as determined under PRC accounting standards, even if we have profits for the relevant year as determined under U.S. GAAP. Accordingly, if we do not receive dividend distributions from WSP China, our liquidity, financial condition and ability to make dividend distributions will be materially and adversely affected.

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

Mr. Piao Longhua, our chairman and chief executive officer, is a director and controlling shareholder of several private companies, including Eastar Industries, Inc., Expert Master Holdings Limited, or EMH, Lianyungang Eastar Photonics Technologies Co., Ltd., Regalia Investments Holdings Ltd., WSP Pipe LLC, Wuxi Huayi Investment Company Limited, Wuxi Longhua Steel Pipes Company Limited, or Wuxi Longhua and Cambodian WS Mining Industry Holding Ltd. The changing business environment may demand more of Mr. Piao’s time outside of our company. We cannot assure you that Mr. Piao will be able to devote substantially all of his time to our business given his duties to other companies. In addition, although none of these companies currently engages in the production and sale of OCTG products, we cannot assure you that they will not enter into such business in the future. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Code of business conduct and ethics” for more details on our code of business conduct and ethics with respect to conflict of interests. If Mr. Piao is not able to devote a substantial amount of his time to our business, or if any dispute arises between Mr. Piao and us, we cannot assure you that we will be able to find a suitable replacement in a timely manner or at all, and our business may be adversely and materially affected.

Control or significant influence by our existing shareholders may limit your ability to affect the outcome of decisions requiring the approval of shareholders.

EMH owns approximately 50.9% of our issued share capital as of the date of this annual report. Mr. Piao, our chairman and chief executive officer, is the sole shareholder of EMH, and has control over our business, including matters relating to our management and policies and certain matters requiring the approval of our shareholders, such as election of directors, approval of significant corporate transactions and the timing and distribution of dividends. Furthermore, our articles of association contain a quorum requirement of at least a majority of our total outstanding shares present in person or by proxy. EMH, with an aggregate shareholding sufficient to constitute a quorum, could approve by itself actions that require a majority vote at shareholder meetings, which may not be in the best interest of our other shareholders. Furthermore, UMW China Ventures (L) Ltd., or UMW Ventures, which beneficially owns approximately 22.5% of our issued share capital as of the date of this annual report will have significant influence over our business. UMW Ventures is a wholly-owned subsidiary of UMW Holdings Berhad, or UMW. Our vice chairman, Abdul Halim bin Harun, was nominated by UMW. To the extent the interests of EMH or UMW conflict with the interests of other shareholders, the interests of other shareholders may be disadvantaged and harmed. Moreover, we have in the past entered into related party transactions with affiliates of EMH and UMW, and we expect to continue to enter into related party transactions, subject to our audit committee’s review and approval, if applicable.

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

Pursuant to an agreement entered into in July 2008 with Hebei Bishi, WSP China acquired Mengfeng, a company located in Inner Mongolia, China. However, we have not obtained the necessary PRC government authorization for Mengfeng’s blast furnace project, the land use rights certificate for a piece of property of approximately 344,631 square meters and any of the ownership certificates for Mengfeng’s buildings. In addition, we do not have the land use rights certificate or the building ownership certificate for plants or facilities owned by five of our other subsidiaries with a gross floor area of approximately 567,146 square meters. We are in the process of obtaining PRC government authorization, the land use rights certificate or the building ownership certificate for these properties. However, there is no assurance that we will be able to obtain them. If we fail to obtain such authorization or certificates in a timely manner, or at all, we may be subject to severe penalties and fines, which could materially and adversely affect our financial condition and results of operations.

Economic and political conditions and instability in Thailand may adversely affect our operations.

WSP Pipe’s operations is subject to the changing economic and political conditions in Thailand. Our results of operations may be influenced in part by the political situation in Thailand, which is unstable. The political upheavals may have a severe adverse effect on Thailand’s economic and democratic development. Current and future political instability in Thailand could have a material adverse effect on our businesses and operations. In addition, we can not assure you that the Thai government would not amend foreign ownership rules or impose additional restrictions on foreign ownership that would have an adverse effect on our business.

We are subject to litigation proceedings brought by third-parties. If any of the proceedings against us is successful, it may have an adverse effect on our financial condition and operating results.

We are subject to litigation proceedings brought by third-parties. For instance, in December 2008, SB International, Inc., a Texas corporation, brought a case in a district court in Dallas County, Texas, against us, Mr. Longhua Piao and certain others, alleging that, among other things, the defendants interfered with the plaintiff’s contracts and business relations with its customers. There is no specific amount of damages claimed in the petition. Separately, there is another lawsuit brought against us in a district court in Lavaca County, Texas, alleging that we supplied defective products for a failed operation in an oil and gas well. Moreover, in August 2009, Western Oil & Gas Development Corp. brought a lawsuit against us in a district court in Canadian County, Oklahoma, alleged that a casing pipe provided by us caused damages to its well. In April 2010, Penn Virginia Oil & Gas L.P., filed a lawsuit against us in a district court in Panola County, Texas, alleging that a casing pipe provided by us caused a failed operation in an oil and gas well. In May 2010, WSP China was subject to a lawsuit in the district court in Desoto Parish, Louisiana, as the manufacturer of a casing pipe used in an alleged oil and gas well operation failure. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal proceedings” for further information about the lawsuits. We are also subject to some other litigation proceedings brought by third-parties, which we believe are not material. We believe that the allegations in these cases are without merit and we intend to vigorously defend ourselves against the claims. The outcome of the these cases, like other litigation proceedings, is uncertain. We cannot assure you that in the future we will not be subject to litigation proceedings brought by third-parties arising from our operations or products. Regardless of their merit, litigation and other preparations undertaken to defend such cases can be costly, and we may incur substantial costs and expenses in doing so. They may also divert the attention of our management from our business and operations. If any of the cases against us is successful, it may result in substantial monetary liabilities, which may have a material adverse effect on our financial condition and operating results.

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

Furthermore, value-added tax, or VAT, in China is charged on sales based on the sales price of our products to customers at a general rate of 17%. We are deemed to have paid a 4% VAT tax based on the general rate minus a 13% VAT refund on export sales, which we are entitled to receive upon filing the VAT returns. In July 2007, the PRC tax authorities have reduced such refund to 5% for certain steel products, which did not include seamless OCTG products. However, there is no assurance that the rate of refund for seamless OCTG products will not be reduced by the PRC tax authorities in the future, and a decrease of the refund will have a material adverse effect on our results of operations.

We may be treated as a resident enterprise for PRC tax purposes under the New Tax Law, which may subject us to PRC income tax for our income originated both within and outside the PRC and PRC income tax withholding for any dividends we pay to our non-PRC shareholders.

Under the New Tax Law, enterprises established under the laws of non-PRC jurisdictions, but whose de facto management body is located in the PRC, may be treated as “resident enterprises” for PRC tax purposes. The implementing rules of the New Tax Law define de facto management as having substantial and overall management and control over the production and operations, personnel, accounting, and properties of the enterprise. Based on our analysis of the current facts, we believe that WSP Holdings and its subsidiary, First Space Holdings Limited, or FSHL, should not be treated as resident enterprises for PRC tax purposes. However, the New Tax Law and its implementing rules are ambiguous in terms of some definitions, requirements and detailed procedures, and currently no official interpretation or application of this new resident enterprise classification is available. Therefore, it is unclear as to how tax authorities will determine tax residency based on the facts of each case. For the years ended December 31, 2007, 2008 and 2009, our calculation of income taxes generally reflects our status as a non-China tax resident company. If the PRC governmental authorities hold that WSP Holdings or FSHL should be treated as a resident enterprise for PRC tax purposes after January 1, 2008, the effective date of the New Tax Law, our worldwide income will be subject to PRC income tax at the 25% uniform tax rate, which will include any dividend income we receive from our subsidiaries, unless such dividend income is otherwise exempted from taxable income under the New Tax Law. If we are required to pay income tax for dividends we receive from our subsidiaries, it will materially and adversely affect our financial condition and results of operations.

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

Expiration or elimination of, or other adverse changes to FSHL’s status as a tax resident company in the Hong Kong Special Administrative Region could have a material adverse effect on our results of operations.

The New Tax Law and its implementing rules provide that an income tax rate of 10% will be applicable to dividends payable to non-PRC shareholders that are derived from sources within the PRC, unless a tax treaty exists between the PRC and the relevant jurisdictions where such non-PRC shareholders reside and such treaty provides for a reduction or exemption of the relevant tax. We are a Cayman Islands holding company and our income mainly comes from dividends we receive from our subsidiaries, primarily from those located in the PRC. In 2009, FSHL was recognized by relevant tax authorities as a tax resident company in the Hong Kong Special Administrative Region, a withholding tax at 5% will be applicable on China dividends paid to FSHL. The relevant tax authorities may evaluate FSHL China’s qualification as a tax resident company in the Hong Kong Special Administrative Region. We cannot assure you that FSHL will continue to qualify for such status under evaluations by the tax authorities in the future. In the event the status of FSHL as a tax resident company in the Hong Kong Special Administrative Region is discontinued, dividends payable to FSHL will become subject to the standard PRC enterprise income tax rate, which could materially increase our tax obligations, which could have a material adverse effect on our financial condition and results of operations.

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

New labor laws in the PRC may adversely affect our results of operations.

On June 29, 2007, the PRC government promulgated a new labor law, namely, the Labor Contract Law of the PRC, or the New Labor Contract Law, which became effective on January 1, 2008. The New Labor Contract Law imposes greater liabilities on employers and significantly impacts the cost of an employer’s decision to reduce its workforce. Further, it requires certain terminations to be based upon seniority and not the merits of employees. In the event we decide to significantly change or decrease our workforce, the New Labor Contract Law could adversely affect our ability to enact such changes in a manner that is most advantageous to our business or in a timely and cost effective manner, thus materially and adversely affecting our financial condition and results of operations.

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

We believe that we should not be treated as a passive foreign investment company, or PFIC, for the taxable year that ended December 31, 2009. However, we must make a separate determination each year as to whether we are a PFIC, and accordingly, even if we are not a PFIC for the taxable year that ended December 31, 2009 our PFIC status may change, for example, as a result of a decrease in our gross profit from the sale of our goods as a percentage of our gross income or as a result of fluctuations in our ordinary share price. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets is attributable to assets that produce or are held for the production of passive income. If we were treated as a PFIC for any taxable year during which a U.S. person held an ADS or an ordinary share, certain adverse U.S. federal income tax consequences could apply to that U.S. person. See “Item 10. Additional Information—E. Taxation — United States federal income taxation — Passive foreign investment company.”

Item 4.

INFORMATION ON THE COMPANY

A.

History and Development of the Company

Our legal and commercial name is WSP Holdings Limited. We are a holding company incorporated in the Cayman Islands and conduct substantially all of our operations through our subsidiaries in China. Wuxi Seamless Oil Pipes Company Limited, or WSP China, was initially set up as a Sino-foreign joint venture under PRC laws in November 1999. WSP China underwent a series of corporate reorganizations and, in August 2006, became a wholly-owned subsidiary of First Space Holdings Limited, or FSHL, a company incorporated in the British Virgin Islands. In preparation for our initial public offering, WSP Holdings Limited was incorporated in the Cayman Islands in November 2006. WSP Holdings Limited was owned 69.4% and 30.6% by Expert Master Holdings Limited, or EMH, and UMW China Ventures (L) Ltd., or UMW Ventures, respectively, at the time of its incorporation. EMH is wholly owned by our chairman and chief executive officer, Mr. Longhua Piao, and UMW Ventures is an indirect wholly-owned subsidiary of UMW Holdings Berhad, or UMW. In December 2006, WSP Holdings acquired the entire share capital of FSHL from its shareholders through a share exchange, and WSP Holdings became the ultimate holding company of our businesses.

In January 2007, we and three other investors established WSP Industries Canada Inc., or WSP Industries, in British Columbia, Canada. As part of our international expansion strategy review, we dissolved and liquidated WSP Industries in May 2009.

In April 2008, FSHL and Liaoning Steel Pipe Co., Ltd., or Liaoning Pipe, established Liaoyang Seamless Oil Pipes Co., Ltd., or Liaoyang Seamless, a limited liability company with registered capital in the amount of $40 million, in Liaoyang, Liaoning province, China. FSHL holds a 70% equity interest in Liaoyang Seamless. The purpose of Liaoyang Seamless is to manufacture finished OCTG products.

In April 2008, WSP China established a wholly-owned subsidiary, Songyuan Seamless Oil Pipes Co., Ltd., or Songyuan Seamless, in Songyuan, Jilin province, China. The purpose of Songyuan Seamless is to manufacture finished OCTG products.

In April 2008, FSHL established a wholly-owned subsidiary, Houston OCTG Group, Inc., or Houston OCTG, in Houston, Texas, United States. The purpose of Houston OCTG was to serve as our sales office for the North and South American markets and following the imposition of countervailing and anti-dumping duties by the US government, we were in the process of building two threading lines through Houston OCTG to counteract the impact.

In July 2008, WSP China entered into an agreement with Hebei Bishi to acquire 100% equity ownership of Mengfeng, in Tuoketuo county, Inner Mongolia Autonomous Region, China, with a total consideration of approximately $40.5 million. Mengfeng was approved as a seamless steel pipe manufacturer and its current primary business is to provide raw materials for our subsidiaries in China. As of the date of this annual report, WSP China has paid a total of approximately $38.2 million to Hebei Bishi under this agreement.

In October 2008, WSP China established two new wholly-owned subsidiaries, Bazhou Seamless Oil Pipes Co., Ltd., or Bazhou Seamless, and Luntai County Longhua Mining Industrial Co., Ltd., or Luntai Mining, in Kuerle, Xinjiang Autonomous Region, China. The purpose of these two companies is to manufacture finished steel products.

In April 2009, WSP China, together with two unrelated individuals, established Chaoyang Seamless. Chaoyang Seamless is a limited liability company with a registered capital of $14.6 million, located in Chaoyang, Liaoning Province, China. WSP China holds a 51% equity interest in Chaoyang Seamless. The purpose of Chaoyang Seamless is to provide raw materials for our subsidiaries in China.

Jiangsu Fanli was established in the PRC on April 16, 2004 as a limited liability company with a registered capital of $1.5 million. In April 2006, the registered capital of Jiangsu Fanli was increased to $7.3 million and WSP China acquired 70% equity interest in Jiangsu Fanli through capital injection. The remaining equity interest was owned 24%, 4% and 2% by Mr. Cheng Huang, Mr. Xiang Huang and Mr. Jianming Gu, respectively, all of whom are independent third parties. On February 28, 2010, WSP China, together with three non-controlling shareholders entered into an agreement with Zhejiang Jianli Company Limited, or Zhejiang Jianli, to transfer their entire equity interests in Jiangsu Fanli to Zhejiang Jianli. Pursuant to the agreement, WSP China retained certain assets of Jiangsu Fanli, including current assets, and assumed all liabilities incurred before the disposal.  On the same date, WSP China entered into another agreement with Zhejiang Jianli to purchase certain hot-rolling production assets from Zhejiang Jianli.  These two transactions have been accounted as nonmonetary exchange transactions in accordance with an authoritative guidance and, accordingly, the exchanges of nonmonetary assets between WSP China and Zhejiang Jianli are recorded based on the fair value of the assets exchanged. As of the date of this annual report, the transactions have been completed.

In February 2010, we, through our wholly-owned subsidiary, FSHL, acquired WSP Pipe from Mr. Piao Longhua, our chairman and chief executive officer for a nominal consideration. WSP Pipe was incorporated in the Thai-Chinese Rayong Industrial Zone, Thailand with THB700 million (approximately $23.1 million) of registered capital. We expect to build an OCTG pipe manufacturing and sales facility through WSP Pipe, and two hot-rolling production lines with a combined production capacity of 200,000 tonnes per year are expected to begin their trial production by the end of 2010.

The following diagram illustrates our corporate structure as of the date of this annual report.

(1)

The remaining 30% of Liaoyang Seamless is owned by Liaoning Steel Pipe Co., Ltd., or Liaoning Pipe.

(2)

In July 2008, WSP China entered into an agreement with Hebei Bishi to acquire 100% equity ownership of Mengfeng with a total consideration of approximately $40.5 million. As of the date of this annual report, WSP China has paid a total of approximately $38.2 million to Hebei Bishi. As of December 31, 2009, WSP China owned a 51% equity interest in Mengfeng.

(3)

The remaining 49% of Chaoyang Seamless is owned by Mr. Wang Ren (29.4%) and Mr. Ou Xiang Li (19.6%).

Our principal executive offices are located at No. 38 Zhujiang Road, Xinqu, Wuxi, Jiangsu Province, People’s Republic of China. Our telephone number at this address is (86 510) 8522 6351 and our fax number is

(86 510) 8522 6351. Our registered office in the Cayman Islands is located at the offices of Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

Investor inquiries should be directed to us at the address and telephone number of our principal executive offices set forth above. Our website address is http://www.wsphl.com. The information contained on our website does not form part of this annual report. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, 13th Floor, New York, New York 10011, the United States.

B.

Business Overview

We are a leading Chinese manufacturer of seamless OCTG, including casing, tubing and drill pipes used for oil and natural gas exploration, drilling and extraction. We sell our products in both domestic and international markets. In China, we target sales of our products primarily at leading Chinese oil companies. For instance, in 2009, we were one of the three largest OCTG suppliers to China National Petroleum Corporation, or CNPC, and one of the two China-based non-API suppliers to China Petroleum & Chemical Corporation, or Sinopec. In the international markets, we have established an extensive overseas customer base, covering oilfields in North America, the Middle East, Asia, Africa and Russia.

We offer a comprehensive range of seamless OCTG products to our customers. Our product portfolio can generally be divided into two categories:

•

API products, which are products manufactured according to the standards formulated by the API; and

•

non-API products, which are products tailor-made to meet our customers’ specifications, and that are generally manufactured to a higher standard than API products.

To offer our customers a one-stop-shop solution for their OCTG requirements for oil and gas drilling and extraction, we focus our research and development efforts on producing higher margin, higher value-added non-API products. We have developed nine series of non-API products that are suitable for challenging drilling conditions, including deep or super-deep wells, high temperature, highly pressurized and highly corrosive conditions. For example, our non-API products have been used in wells with a depth of over 7,800 meters in Puguang gas fields in Sichuan Province, China. Sales of our non-API products as a percentage of net revenues increased from 31.5% in 2007 to 32.3% in 2008, but decreased to 17.7% in 2009. For the same periods, sales of API products accounted for 59.7%, 55.4% and 71.8%, respectively, of our net revenues. The decrease in the sales of non-API sales and increase in the sale of API sales as a percentage of our net revenues were primarily attributable to the change of strategy in sales mix in 2009 as a result of the weak international demand for our OCTG products.

As of December 31, 2009, our key operating assets included thirteen threading lines and two drill pipe production lines with an aggregate annual production capacity of approximately 924,000 tonnes of seamless OCTG. Our production capacity was approximately 584,000 tonnes as of December 31, 2007 and 744,000 tonnes as of December 31, 2008. In addition, since 2006, we have acquired or constructed three production lines with an aggregate annual production capacity of 650,000 tonnes for the manufacturing of green pipes, which are semi-finished pipes that can be further processed into end-products. We plan to expand our manufacturing facilities with the establishment of a production facility in Houston, Texas and additional production facilities in China.

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

We have grown significantly since our inception until 2009. However, our business has been adversely affected in 2009 due to decreased demand for our products resulted from the worldwide economic slump. In 2007, 2008 and 2009, our net revenues were $483.8 million, $912.1 million and $577.0 million, respectively. In the same periods, net income attributable to us was $74.6 million, $99.3 million and $4.2 million, respectively.

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

The table below sets forth our net revenues attributable to the two product categories for the periods indicated.

	For the year ended December 31,
	2007	2008	2009
API net revenues (in thousands)	$288,607	$505,346	$414,250
Sales volume (tonnes)	264,407	355,215	369,266
Average sales price	$1,092	$1,423	$1,122
Non-API net revenues (in thousands)	$152,386	$294,776	$102,186
Sales volume (tonnes)	93,467	154,114	52,877
Average sales price	$1,630	$1,913	$1,933

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

Marketing and sales

Our marketing and sales approach varies according to the targeted market. China is currently our most important market. For sales in China, we mainly engage in direct sales. We have also established four representative offices in Daqing, Changqing, Xinjiang and Sichuan oilfields in China, as well as one representative office in Houston, Texas, the United States. Our representative offices, except the representative offices in Daqing and Houston, have field engineers who provide on-site technical support to our customers. Our engineers can also be sent to other oilfields when our customers request on-site technical support. We also encourage our on-site technicians to promote our products, especially our non-API products that compete with imported non-API products. Our customers typically conduct a quality review to ensure the integrity and stability of our operations before doing business with us.

In order to offset the significant decline in business from North America due to countervailing duties on seamless pipes made in China, we will continue to increase sales and marketing efforts in other international markets. Through our subsidiary, Houston OCTG, we have been actively pursuing customers in Central and South America. In February 2010, we also acquired WSP Pipe, a company incorporated in the Thai-Chinese Rayong Industrial Zone, Thailand, which is not subject to countervailing duties imposed by the U.S. government. We plan to construct an OCTG pipe manufacturing and sales facility at WSP Pipe. We expect to initiate trial production in Tailand by the end of 2010 with two hot-rolling production lines and a combined annual production capacity of 200,000 tonnes. We have been successful in our penetration efforts, tapping into new markets and securing new customers in Northern and Western Africa, particularly in Algeria and Nigeria. We are qualified to sell products to major oil companies in the Middle East and have begun providing casing and drill pipe to Saudi Aramco and Kuwait Oil Company. We currently have an extensive customer base covering more than 25 countries and regions.

For international sales, we currently rely mainly on distributors in major international markets to sell our products in oil and gas fields. We rely to a lesser extent on sales agents in overseas markets. As part of our after-sales support function, we send our technicians overseas to our customers’ locations upon request. In 2007, 2008 and 2009, international sales accounted for approximately 57.6%, 65.3% and 38.4%, respectively, of our net revenues.

Customers

We have adopted a customer-oriented approach to sales and marketing and strive to provide high-quality customer support, including after-sales support. We believe our approach has enabled us to establish long-standing customer relationships with a broad customer base across major oilfields in China, including Daqing, Changqing, Xinjiang, Sichuan and Yanchang oilfields. The Daqing, Changqing, Xinjiang and part of Sichuan oilfields are operated by CNPC. We were one of the three largest OCTG suppliers to CNPC in 2009 and one of the two China-based non-API suppliers to Sinopec.

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

Sales of our products are typically conducted either through purchase orders or sales contracts with a term less than six months. We typically offer a warranty on our products for up to one year. During the warranty period, we will repair or replace faulty products. In certain situations, we may agree to indemnify direct loss caused by faulty products through our insurance coverage. In 2007, 2008 and 2009, we had only insignificant warranty claims.

In 2007, 2008 and 2009, sales to our five largest customers accounted for approximately 55.8%, 46.5% and 61.7%, respectively, of our net revenues. Sales to CNPC accounted for 23.7% and 35.4% of our net revenues for the years ended December 31, 2008 and 2009, respectively. Sales to SB International Inc. and Sinopec accounted for 16.1% and 10.0%, respectively of our net revenues for the year ended December 31, 2007. Other than CNPC, no other customer accounted for over 10.0% of our net revenues in 2008 and 2009. The following table lists our five largest customers for the periods indicated.

Largest customers	Location
2007
CNPC (1)	PRC
SB International Inc.(2)	United States
Sinopec	PRC
Tubetech Private Limited(2)	Singapore
Hong Kong Richie Sweet Co., Ltd(2)	Hong Kong
2008
CNPC(1)	PRC
SNT Services Inc.(2)	United States
SB International Inc.(2)	United States
Sinopec	PRC
Pipeco Services(2)	United States
2009
CNPC(1)	PRC
CAMEG SPA Filiale Sonelgaz	Algeria
Yanchang Oil Field Co., Ltd	PRC
PTT Exploration and Production Public Co., Ltd	Thailand
Sinopec	PRC

____________________

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

Logistics

We usually deliver our finished products to customers in China by train or by truck in circumstances requiring urgent delivery. Our deliveries overseas are primarily made by ship. We have engaged a number of overseas shipping agents to transport our finished products overseas. For short-distance delivery of our products, for example, from our site to train stations, we have entered into a transportation framework agreement with Wuxi Quanhua Material Co., Ltd., or Quanhua Material, a related party. Under this agreement, Quanhua Material agreed to provide transportation services to us for a fee that is negotiated based on the prevailing market price. This agreement expired on December 31, 2009 and has been renewed for a term of one year.

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

OCTG Manufacturing process

Hot rolling pipe production process
Billet heating
Piercing
Elongating
Reheating
Stretch reducing
Cooling
Straightening
Cutting
Size & surface inspection
Non-destructive test (NDT)
Hydrostatic test
Drifting
Coating
Green pipes
Line pipes
Shipping
OCTG finishing process
Tube
Upsetting
Hot straightener
Heat treatment
NDT
Coupling threading
Thread inspection
NDT Coupling
Parkerising
Threading
Thread Inspection
Make up
Drifting
Hydrostatic test
Coating
Length-measuring weighing
Tubing
Casing
Shipping
Tubing and casing production process
NDT
Tool joint host treatment
Threading
Thread inspection
Copper plating
Friction welding
Weld head treatment
Weld finishing
Weld/NDA
Coating
Length-measuring weighing
Drill pipes
Shipping
Drill pipe production process

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

Production capacity

The following table sets out the annual production capacity for each of our OCTG and green pipe production facilities as of December 31, 2009 and the actual production output in 2007, 2008 and 2009.

Production facilities	Product line	Location	Year of commencement	Annual production capacity as of December 31, 2009(1)	Actual production output in 2007(1)	Actual production output in 2008(1)	Actual production output in 2009(1)
				(in tonnes)	(in tonnes)	(in tonnes)	(in tonnes)
No. 1 threading line	Tubing, casing and premium connectors	Wuxi, Jiangsu Province, PRC	August 2001	100,000	66,946	68,521	44,871
No. 2 threading line	Tubing	Wuxi, Jiangsu Province, PRC	August 2001	50,000	40,566	39,852	19,507
No. 3 threading line	Casing and premium connectors	Wuxi, Jiangsu Province, PRC	August 2002	70,000	70,518	75,883	36,766

Production facilities	Product line	Location	Year of commencement	Annual production capacity as of December 31, 2009(1)	Actual production output in 2007(1)	Actual production output in 2008(1)	Actual production output in 2009(1)
				(in tonnes)	(in tonnes)	(in tonnes)	(in tonnes)
No. 4 threading line	Casing	Wuxi, Jiangsu Province, PRC	March 2005	90,000	85,787	73,957	65,361
No. 5 threading line	Tubing and casing	Wuxi, Jiangsu Province, PRC	April 2006	90,000	51,936	70,486	51,668
No. 6 threading line	Casing	Wuxi, Jiangsu Province, PRC	November 2008	60,000	N/A	N/A	6,361
No. 7 threading line	Casing and premium connectors	Wuxi, Jiangsu Province, PRC	May 2006	40,000	46,841	68,892	36,581
No. 8 threading line	Casing and premium connectors	Wuxi, Jiangsu Province, PRC	May 2007	100,000	16,806	36,916	14,364
No. 9 threading line	Tubing and premium connectors	Wuxi, Jiangsu Province, PRC	March 2007	20,000	7,512	7,836	4,816
No. 10 threading line	Tubing and casing	Wuxi, Jiangsu Province, PRC	June 2008	100,000	N/A	38,553	60,534
Drill pipe production line	Drill pipes	Wuxi, Jiangsu Province, PRC	December 2006	12,000	8,326	11,298	5,561
Drill pipe production line	Drill pipes	Wuxi, Jiangsu Province, PRC	November 2007	12,000	888	9,056	1,341
Cold-draw pipe production line	Green pipes	Xuyi, Jiangsu Province, PRC	January 2006	100,000	97,202	100,448	44,421
Hot-rolling pipe production line	Green pipes	Wuxi, Jiangsu Province, PRC	January 2007	450,000	195,895	349,691	248,120
Hot-rolling pipe production line	Green pipes	Xuyi, Jiangsu Province, PRC	July 2007	100,000	14,088	48,860	16,342

Production facilities	Product line	Location	Year of commencement	Annual production capacity as of December 31, 2009(1)	Actual production output in 2007(1)	Actual production output in 2008(1)	Actual production output in 2009(1)
				(in tonnes)	(in tonnes)	(in tonnes)	(in tonnes)
Threading line	Tubing and casing	Songyuan, Jilin Province, PRC	February 2009	60,000	—	—	10,794
Threading line	Tubing and casing	Liaoyang, Liaoning Province, PRC	March 2009	60,000	—	—	18,661
Threading line	Tubing and casing	Liaoyang, Liaoning Province, PRC	July 2009	60,000	—	—	2,207

____________________

(1)

Comparison of actual output against annual production capacity is not meaningful as our annual production capacity is calculated using an estimated product mix for each production line, which may differ from the actual product mix manufactured from the production line.

In 2009, we expanded our production capacity by introducing three new threading lines, each with an annual production capacity of 60,000 tonnes. In February 2009, Songyuan Seamless completed the construction of a new facility with an annual pipe finishing capacity of 60,000 tonnes and began its commercial production. Liaoyang Seamless began commercial production on a new pipe threading line with an annual pipe finishing capacity of 60,000 tonnes in March 2009, and on another pipe threading line with an annual pipe finishing capacity of 60,000 tonnes in July 2009.

In September 2009, the construction of the inspection line at Houston OTCG has been completed and commenced operations. Mengfeng, our crude steel billets manufacturing subsidiary with a designed annual capacity of 600,000 tonnes, began its formal production of steel billets in August 2009. In July 2009, Chaoyang Seamless has acquired tangible and intangible assets from a sponge iron and steel billet company in Liaoning province and will have a sponge iron production line with an annual production capacity of 50,000 tonnes and a steel billet production line with an annual production capacity of 300,000 tonnes.

In the second quarter of 2010, Liaoyang Seamless completed the construction of a hot-rolling OCTG pipe production line with an annual production capacity of 300,000 tonnes and Houston OTCG completed the construction of a pipe finishing production line with an annual capacity of 120,000 tonnes.

Suppliers of raw materials

The major raw materials used in our products are round steel billets of various steel grades and green pipes, which are primarily sourced within China.

To ensure a steady supply of round steel billets, we have entered into two long-term arrangements for the supply of round steel billets. In August 2006, we entered into a three-year framework arrangement with Nanjing Steel, under which we agreed to order from Nanjing Steel, and Nanjing Steel agreed to supply us, 200,000 to 300,000 tonnes of round steel billets per year. The purchase price is subject to the parties’ periodic negotiations. In December 2006, we entered into a five-year cooperation agreement with Wuxi Xuefeng Group under which Wuxi Xuefeng Group is committed to supply us with 300,000 to 600,000 tonnes of round steel billets per year. The purchase price is subject to the parties’ periodic negotiations. Nanjing Steel and Wuxi Xuefeng accounted for 18.4% and 41.3%, respectively, of the total round steel billets supplied to us in 2009.

In July 2008, we acquired Mengfeng, a manufacturer of crude steel billets with a designed annual capacity of 600,000 tonnes to stabilize the supply, quality and cost of our raw materials. In April 2009, we together with two unrelated individuals established Chaoyang Seamless in Chaoyang, Liaoning Province, China. We hold a 51% equity interest in Chaoyang Seamless, through which we acquired tangible and intangible assets from a sponge iron and steel billet company in Liaoning province. The purpose of this investment is to further ensure a steady supply of raw materials for our growing OCTG manufacturing capacities in China, especially our OCTG production lines in northeastern China. Mengfeng and Chaoyang Seamless started their commercial production of steel billets in August and September of 2009, respectively. We expect Mengfeng and Chaoyang

Seamless to fulfill at least two thirds of the steel billets requirement for our production in 2010.

Historically, we relied on third party green pipe suppliers and subcontractors to supply us with green pipes for our production needs, which was subject to fluctuations in market supply. Starting from 2006, we have significantly reduced our reliance on green pipe suppliers by expanding our in-house manufacturing capabilities of green pipes. In April 2006, we acquired a 70% equity interest in Jiangsu Fanli. In January 2007, we began production of green pipes at our new hot-rolling pipe line in Wuxi with an annual production capacity of 450,000 tonnes of green pipes. In July 2007, we commenced operation of our new hot-rolling pipe production line in Jiangsu Fanli, which has an annual production capacity of 100,000 tonnes of green pipes. We also plan to build hot-rolling pipe production lines with annual production capacities of 300,000 tonnes and 500,000 tonnes in Liaoyang and Kuerle, respectively. Our in-house production of green pipes allows us to monitor the quality of our green pipes without having to rely on the quality assurances of other manufacturers or suppliers. By producing green pipes ourselves, we have also streamlined our in-house production process and shortened the production cycle of our OCTG.

Expenditures on raw materials accounted for 80.9%, 77.9% and 74.4% of our cost of revenues in 2007, 2008 and 2009, respectively. In 2007, 2008 and 2009, purchases from our five largest suppliers accounted for approximately 52.0%, 47.5% and 58.4%, respectively, of our total raw material purchases.

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

We have a team of over 300 quality assurance staff equipped with advanced testing equipment. We also provide regular training to our production staff and have established a set of mandatory internal procedures and standards.

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

As of the date of this annual report, we had 17 patents and 16 pending patent applications in China, which include both utility model and invention patents. Most of our patents and patent applications relate to the manufacture of our non-API products. Specifically these patents deal with the production of specialized connectors, couplings and casings, and the production of our non-API products is substantially dependent on these patents. We own or have applied for patents to protect technologies that we believe are significant to our business. As with patent rights in most other jurisdictions, a patent holder in the PRC has the right to exclude others from using and otherwise exploiting the patented technology within the PRC without a license from the patent holder. Most of our patents cover utility models and have terms of ten years. Four of our patents cover inventions and have terms of 20 years. As we only hold PRC patents, if third parties manufacture and sell products using our technology outside the PRC in competition against us, we may not have a legal cause of action against them.

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

Regulation on PRC Iron & Steel Industry

According to the Catalogue, steel production is neither a discouraged nor an encouraged business. In July 2005, the NDRC issued the Development Policy for the Iron and Steel Industry, or the Iron and Steel Policy, outlining the government’s comprehensive policy for the iron and steel industry. The Iron and Steel Policy sets forth the government’s guidance and regulations on all aspects of the iron and steel industry in China, including resource and equipment utilization, regional concentration of outputs, quality improvements, technological innovation, investment management and industry consolidation. The Iron and Steel Policy stipulates minimum plant size, capacity investment and technologies to be used in the industry. Pursuant to the Iron and Steel Policy, government approvals are required for the establishment of new steel plants and their upgrades, among other things. The Iron and Steel Policy also provides tha t as a matter of “general principle,” foreign investors may not own controlling stakes in PRC enterprises engaging in the iron and steel business. For violators of the policy, the Iron and Steel Policy provides various administrative punishments, including withholding manufacturing permits, environmental impact evaluation reports and waste discharge licenses.

In July 2008, WSP China acquired Mengfeng, a company located in Inner Mongolia, China. Mengfeng has been approved as a seamless steel pipe manufacturer by the Hohhot Municipal Commission of Development and Planning. However, Mengfeng has not built a seamless steel pipe production line yet and its current primary business is to provide raw materials for our subsidiaries in China. In April 2009, WSP China, together with two other investors established Chaoyang Seamless, the primary business of which is similar to that of Mengfeng. Nevertheless, because Mengfeng and Chaoyang Seamless are part of our integrated OCTG manufacturing business and their steel billet outputs are primarily used for our production of OCTG rather than for sale to any third party, our management believes that WSP China’s ownership in Mengfeng and Chaoyang Seamless is not in violation of the Iron and Steel Policy. However, there are substantial uncertainties regarding the interpretation and application of the Iron and Steel Policy. Accordingly, there can be no assurance that the PRC regulatory authorities, in particular the NDRC, will not in the future take a view that is contrary to the view of our management. If the PRC government determines that WSP China’s ownership in Mengfeng does not comply with PRC government restrictions on foreign investment under the Iron and Steel Policy, we could be subject to severe penalties. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We may not be able to obtain the necessary PRC government authorization, the land use rights certificate or the building ownership certificate for some of our properties and plants.”

Regulations on negotiable instruments

Pursuant to the PRC Negotiable Instruments Law, adopted by the Standing Committee of the National People’s Congress on May 10, 1995 (as amended on August 28, 2004) and various PRC regulations, negotiable instruments including bank acceptance notes and commercial acceptance notes shall be issued in good faith and based on actual underlying transactions.

Under the PRC Negotiable Instruments Law and other relevant PRC regulations, administrative and criminal liabilities may apply to those who:

•

counterfeit negotiable instruments;

•

knowingly draft, sell or transfer counterfeit negotiable instruments;

•

issue cheques that cannot be honored either due to insufficient funds or incorrect signature or seal;

•

issue bills of exchange or promissory notes without reliable sources of funds for the purpose of obtaining money through fraud;

•

make false entries on bills of exchange or promissory notes when issuing such instruments for the purpose of obtaining property or money through fraud;

•

use negotiable instruments of others without authorization, or use overdue or invalid negotiable instruments for the purpose of obtaining property or money through fraud; or

•

commit one of the abovementioned acts as the payer, in conspiracy with the drawer or holder of the negotiable instrument.

In addition, those who violate the PRC Negotiable Instruments Law and cause damages to others may be subject to civil liabilities.

In 2009, we entered into certain bill financing arrangements which were not in compliance with the PRC Negotiable Instrument Law.  See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources— Bill financing.”

Regulations on foreign currency exchange

Pursuant to the Foreign Currency Administration Rules promulgated in 1996 and amended in 2008 and various regulations issued by SAFE, and other relevant PRC government authorities, Renminbi are freely convertible only to the extent of current account items, such as trade related receipts and payments, interest and dividends. Capital account items, such as direct equity investments, loans and repatriation of investment, require prior approval from SAFE or its local counterpart for conversion of Renminbi into a foreign currency, such as U.S. dollars, and remittance of the foreign currency outside the PRC.

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

Regulations on dividend distribution

The principal regulations governing dividend distributions by wholly foreign-owned enterprises and Sino-foreign equity joint ventures include:

•

Wholly Foreign-Owned Enterprise Law (1986), as amended in 2000;

•

Wholly Foreign-Owned Enterprise Law Implementing Rules (1990), as amended in 2001;

•

Sino-foreign Equity Joint Venture Enterprise Law (1979), as amended in 2001; and

•

Sino-foreign Equity Joint Venture Enterprise Law Implementing Rules (1983), as amended in 2001.

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

In addition, dividends we pay to our non-PRC shareholders may be subject to a 10% withholding tax. After FSHL was qualified as a tax resident company in the Hong Kong Special Administrative Region in 2009, a withholding tax at 5% is applicable on dividends paid to FSHL. See “Item 10 Additional Information—Taxation—People’s Republic of China taxation.”

C.

Organizational Structure

We hold our interest in the operating subsidiaries indirectly through our wholly-owned intermediate holding company, FSHL, a company incorporated in the British Virgin Islands.

Substantially all of our business is conducted through our wholly-owned operating subsidiary established in the PRC, WSP China.

The following table provides a list of our significant subsidiaries as of the date of this annual report:

Name	Place of incorporation	Ownership Interest
FSHL	British Virgin Islands	100%
WSP China	PRC	100%
Liaoyang Seamless	PRC	70%
Songyuan Seamless	PRC	100%
Houston OCTG	United States of America	100%
Mengfeng	PRC	100%(1)
Bazhou Seamless	PRC	100%
Luntai Mining	PRC	100%
Chaoyang Seamless	PRC	51%
WSP Pipe	Thailand	100%

____________________

(1)

In July 2008, WSP China entered into an agreement with Hebei Bishi to acquire 100% equity ownership of Mengfeng for a total consideration of approximately $40.5 million. As of December 31, 2009, WSP China owned a 51% equity interest in Mengfeng. As of the date of this annual report, WSP China has paid a total of approximately $38.2 million to Hebei Bishi.

D.

Property, Plant and Equipment

We are headquartered in Wuxi, China, where we own multiple buildings with an aggregate of approximately 199,130 square meters of office and manufacturing space. In addition, we have manufacturing facilities, either completed or under construction, and/or offices in Xuyi, Liaoyang, Songyuan, Kuerle, Tuoketuo County, Daqing, Changqing, and Dazhou, China and internationally in Houston, Texas. Among these facilities and offices, we own approximately 472,557 square meters of space and lease the remaining approximately 21,204 square meters. In 2008 and 2009, we paid $467,374 and $970,631, respectively, in rental expenses under these leases. We have land use rights to approximately of 2,103,007 square meters of land on which our plants or offices are situated, and such land use rights are usually valid for a period of fifty years starting from the date of grant.

We are currently expanding our manufacturing facilities to boost our production capacity to meet demand for our products. We are currently constructing manufacturing facilities in Liaoyang through Liaoyang Seamless, in Kuerle through Bazhou Seamless and in Houston through Houston OCTG.

In Liaoyang, we are in the process of completing the construction of a pipe heat treatment production line with an annual processing capacity of 100,000 tonnes.

In Kuerle, we are in the process of building a hot-rolling OCTG pipe production line with an annual processing capacity of 500,000 tonnes, three pipe finishing production lines with an annual production capacity of 100,000 tonnes each, and a heat-treatment line with 200,000 tonnes of annual production capacity.

In Houston, we are in the process of completing the construction of a pipe heat treatment production line with an annual processing capacity of 100,000 tonnes.

The following table sets forth the major items of our planned expansion. For existing production, facilities, see “—B. Business Overview—Production capacity.”

Production facilities	Product line	Location	Expected time of completion	Expected annual production capacity
				(in tonnes)
Liaoyang pipe heat treatment production line	Heat treatment	Liaoyang, Liaoning Province, China	Second half of 2010	100,000

Bazhou hot-rolling pipe production line	Hot-rolling	Kuerle, Xinjiang Autonomous Region, China	Second half of 2010	500,000

Bazhou pipe finishing production line	Pipe finishing	Kuerle, Xinjiang Autonomous Region, China	Second half of 2010	300,000

Bazhou pipe heat treatment production line	Heat treatment	Kuerle, Xinjiang Autonomous Region, China	Second half of 2010	200,000

Houston pipe heat treatment production line	Heat treatment	Houston, USA	Second half of 2010	100,000

We purchase equipment from both international and domestic suppliers. Our major equipment suppliers include Taiyuan Tongze Equipment Co., Ltd., Jiangsu Shengfeng Construction Co., Ltd. and Nantong Wujian Construction Co., Ltd.

For capital expenditures we expect to incur for the expansion of our production facilities in 2010, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital expenditures.” For environmental issues that may affect the utilization of our assets, see “—Environmental and safety matters.”

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

In China, we target sales of our products primarily at leading Chinese oil companies. For instance, in 2009, we were one of the three largest OCTG suppliers to CNPC, and one of the two China-based non-API suppliers to Sinopec. In the international markets, we have established an extensive overseas customer base, covering oilfields in North America, the Middle East, Asia, Africa and Russia.

We have grown significantly since our inception. However, our business has been adversely affected in 2009 due to decreased demand for our products resulted from the worldwide economic slump. As of December 31, 2007, 2008 and 2009, our annual production capacities of seamless OCTG were 584,000 tonnes, 744,000 and 924,000 tonnes, respectively. In 2007, 2008 and 2009, our net revenues were $483.8 million, $912.1 million and $577.0 million, respectively. In the same periods, net income attributable to us was $74.6 million, $99.3 million and  $4.2 million, respectively. The decreases in net revenues and net income in 2009 were primarily due to lower average selling prices, a larger proportion of lower-margin API products in our sales mix and lower sale volume.

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

Our revenues and net income have increased significantly from 2007 to 2008, due in part to increases in oil and natural gas prices, which reached historically high levels in July 2008. In 2008, our net revenues increased by 88.5% compared to 2007, and the volume of our products sold increased by 48.5% compared to 2007. In 2009, our net revenues decreased by 36.7% compared to 2008, while the volume of our products sold increased by 6.5% compared to 2008. In 2007, 2008 and 2009, approximately 57.6%, 65.3% and 38.4%, respectively, of our net revenues were derived from export sales.

Since 2005, China has been a net exporter of API OCTG and a net importer of non-API OCTG. North America, Russia and the Middle East are other important seamless OCTG markets. With existing and conventional reservoirs gradually being depleted, major oil and gas exploration and production companies have significantly shifted their exploration and development focuses to non-conventional deep-water oil sources and non-conventional gas sources in recent years. The shift to more challenging operating conditions have increased demand for high quality seamless OCTG.

However, worldwide developed economies suffered a sharp downturn in late 2008 as looming housing-related asset write-downs at major financial institutions paralyzed credit markets and sparked a serious global banking crisis. The global credit and economic crisis reduced worldwide demand for energy. As a result, after rising steadily for six years to peak at around $147 per barrel in July 2008, oil prices collapsed to the $35 to $50 per barrel range towards the end of 2008. In 2009, oil prices fluctuated between $34 and $80 per barrel. The significant fluctuation in oil and gas prices in 2009 that resulted in lower activity, higher inventories, and the belief that demand will not increase significantly in 2010 as a result of the economic slowdown, has led to rapid and substantial reductions in exploration and production expenditures.

In the midst of a weak global economic environment and anti-dumping and countervailing duties imposed by the US government, sales of both our API and non-API products have been adversely affected in 2009. Our marketing and sales strategy at the beginning of 2008 emphasized international sales of OCTG products because of strong overseas demand for high-end, non-API products and higher export prices for API products compared to Chinese domestic market prices for API products. In response to weakening international demand for OCTG products from the fourth quarter of 2008, we adjusted our strategy by concentrating on sales of OCTG products to domestic customers. As a result, 61.6% of our net revenues in 2009 were attributed to the domestic market as compared to 34.7% in 2008.

Changes in our sales mix to the Chinese domestic market also helped offset some of our sales decreases in international markets. Domestic average selling prices for our products, especially for API products, remained at low levels despite of increasing raw materials costs. Domestic prices for our non-API products remained firm because our sophisticated proprietary technologies make our products attractive to customers.

In 2010, we expect the sales prices in China for our non-API products to remain at current levels for the near term because our products are capable of being used in extreme oil and gas exploration environments. Our customers also recognize the technological advantages of our products, such as our T-series premium connection and anti-corrosion pipes which use our proprietary technologies. Our non-API products have price advantages compared to those products produced by our international competitors because of our lower costs of production, and we provide faster delivery to our international customers than most of our international competitors. It is difficult to predict how the sales prices for API products in China will change during the remainder of 2010 because of a current oversupply of API products and aggressive price competition in the Chinese market. We expect that there will be a recovery in shipments going into 2010 if the global economic environment does not deteriorate. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business— Declines in domestic and international oil and natural gas prices, or domestic and international exploration, drilling and production activities, would adversely affect our profitability.”

Supply of raw materials

Our primary raw materials consist primarily of round steel billets and green pipes. The prices of round steel billets and green pipes fluctuate in response to global and domestic demand and supply, which have resulted in significant price volatility in recent years. Due to increasing market demand, we experienced a substantial increase in steel prices, especially in 2007 and the first two quarters of 2008. The price of steel declined towards the end of the third quarter of 2008 and the decline continued in the fourth quarter of 2008. The price of steel was volatile in the first quarter of 2009 and has been on an upwards trend since the second quarter of 2009. We expect the price of steel to experience continued volatility in 2010.

We purchase round steel billets directly from suppliers. In order to secure a steady supply of round steel billets, we have entered into long-term arrangements with two major suppliers. In August 2006, we entered into a three-year framework arrangement with Nanjing Iron & Steel United Co., Ltd., or Nanjing Steel, under which we agreed to order from Nanjing Steel, and Nanjing Steel agreed to supply us with, 200,000 to 300,000 tonnes of round steel billets per year. In December 2006, we entered into a five-year cooperation agreement with Wuxi Xuefeng Steel Co. Ltd., or Wuxi Xuefeng, under which Wuxi Xuefeng is committed to supply us with 300,000 to 600,000 tonnes of round steel billets per year. The prices of the billets under these arrangements will be adjusted periodically according to the prevailing market price. Nanjing Steel and Wuxi Xuefeng accounted for 18.4% and 41.3%, respectively, of the total round steel billets supplied to us in 2009.

In order to secure adequate supplies of steel billets, in July 2008, we entered into an agreement with Hebei Bishi to acquire 100% equity ownership of Mengfeng. Located in Inner Mongolia, China, Mengfeng has a designed annual capacity of 600,000 tonnes of crude steel billets. Being part of our integrated OCTG manufacturing business, Mengfeng’s entire steel billet output are for our green pipe production lines. In April 2009, we established Chaoyang Seamless, a steel billet manufacturing company to help us further stabilize the supply, quality and cost of raw materials. We hold a 51% equity interest in Chaoyang Seamless. Mengfeng and Chaoyang Seamless’s entire steel billet output are used for our green pipe production lines. Our acquisition of Mengfeng and establishment of Chaoyang Seamless give us the ability to produce steel billets in-house, which helps us to further secure the steady supply of round steel billets.

Historically, we purchased green pipes primarily from other manufacturers. In January 2007, we began production of green pipes at our new hot-rolling pipe plant in Wuxi with an annual production capacity of 450,000 tonnes of green pipes. In July 2007, we commenced operation of our new hot-rolling pipe production line at Jiangsu Fanli Pipe Co., Ltd., or Jiangsu Fanli, which has an annual production capacity of 100,000 tonnes of green pipes. We also plan to build hot-rolling pipe production lines with annual production capacities of 300,000 tonnes and 500,000 tonnes in Liaoyang and Kuerle, respectively. Our production of green pipes allows us to monitor the quality of our green pipes without having to rely on the quality assurances of other manufacturers or suppliers. By producing green pipes in-house, we have streamlined our in-house production process and shortened the production cycle of our OCTG.

Production capacity

We have expanded our production capacity significantly in the past few years. As of December 31, 2007, 2008 and 2009, our production capacities of seamless OCTG were 584,000, 744,000 and 924,000 tonnes, respectively. Our annual production capacity is the maximum production capacity that can be achieved at the optimal level of operations of our production lines, calculated using an estimated product mix for each production line. As of December 31, 2009, our key operating assets included thirteen threading lines and two drill pipe production lines. See “Item 4. Information on the Company—B. Business Overview—Manufacturing.” Our overall capacity utilization rate is not comparable year to year due to the fact that our actual output from each production line reflects the actual product mix produced from a particular line, which differs from estimated product mix because the types of products we actually produce are based on customer specifications. We expect to continue to increase our production capacity in the future as part of our facilities expansion.

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

The average sales price for our non-API products increased in 2008 compared to the price in 2007 due to increased sales of higher priced non-API products. The average sales price for our non-API products increased in 2009 compared to the price in 2008 due to sales of higher priced non-API products.

The average export prices increased from 2007 through 2008, primarily due to overall increases of prevailing international market prices resulted from higher demand for seamless OCTG as new gas and oil fields were being developed and increased drilling and exploration activities in more challenging conditions. In 2009, the average export prices increased from 2008, primarily due to sales of higher priced API and non-API products despite an overall decline in the international market demand for seamless OCTG as global drilling and exploration activities decreased as a result of worldwide economic turmoil.

Product mix and geographical distribution

Our gross margin and operating margin are substantially affected by our product mix, particularly with respect to API and non-API products. Our non-API products are generally non-standard products with customized specifications that are developed to meet special needs, such as improved strength, higher corrosion resistance, improved sealing and premium connectors, among others. Because non-API products typically command a price premium compared with API products, our gross margin and operating margin will increase if a higher percentage of our net revenues are derived from sales of non-API products. Sales of our non-API products as a percentage of net revenues increased from 31.5% in 2007 to 32.3% in 2008, but decreased to 17.7% in 2009. Our API products accounted for 59.7%, 55.4% and 71.8%, respectively, of our net revenues during the same periods. The increase in sales of our API products compared to non-API products in 2009 was primarily due to a change in our strategy of sales mix in response to lower international market demand for seamless OCTG. The following table sets forth sales volume and average sales prices of our API and non-API products for the periods indicated.

	For the year ended December 31,
	2007	2008	2009
API
Sales volume (tonnes)	264,407	355,215	369,266
Average sales price	$1,092	$1,423	$1,122
Non-API
Sales volume (tonnes)	93,467	154,114	52,877
Average sales price	$1,630	$1,913	$1,933

We generate revenues from both domestic and export sales. Domestically, we are a major player in the seamless OCTG market. In recent years, we have also devoted efforts to expand our export sales and our international presence because export prices are generally higher than domestic prices for the same products and exports provide us with revenue diversification and allow us to build global brand recognition. Our domestic sales increased as measured by the percentage of total sales in 2009 as compared to 2008 due to an increase in the amount of our products allocated for import sales. Net revenues from export sales accounted for 57.6%, 65.3% and 38.4% of our net revenues in 2007, 2008 and 2009, respectively. The increases in export sales for 2007 and 2008 are due primarily to higher demand for our products as we built up international recognition of our products. In 2009, we shifted our focus to domestic markets due to weakened international demand for OCTG products starting in the fourth quarter of 2008. See “—Demand for seamless OCTG in the domestic and international markets” for detailed discussion. We rely mainly on distributors and agents to sell our products to oil and gas fields overseas. In 2010, we intend to increase our sales in overseas market as the overseas markets recover and continue to develop our ability to conduct direct sales overseas. The following table sets forth the sales volume and average sales prices of our domestic and export sales for the periods indicated.

	For the year ended December 31,
	2007	2008	2009
Sales volume (tonnes)	409,909	608,516	648,055
Domestic	191,152	238,038	520,880
Export	218,757	370,478	127,175
Average sales price	$1,180	$1,499	$890
Domestic	$1,073	$1,329	$682
Export	$1,274	$1,608	$1,743

Overview of financial results

Net revenues

Our net revenues primarily consist of sales of OCTG products. Our OCTG products fall into two categories, API products and non-API products. Our primary OCTG products consist of tubing, casing and drill pipes. See“—Factors affecting our results of operations—Product mix and geographical distribution” for details on our product mix. We also generate, to a lesser extent, revenues from other non-OCTG pipe products, such as green pipes, which are semi-finished pipes that can be further processed into end-products. The following table sets forth the net revenues of our API, non-API and other products for the periods indicated. Net revenues are net of business taxes.

	For the year ended December 31,
(in thousands)	2007	2008	2009
API	$288,607	$505,346	$414,250
Non-API	152,386	294,776	102,186
Others	42,790	111,968	60,593
Total	$483,783	$912,090	$577,029

We have built an extensive customer base, covering customers located in the PRC, as well as in North America, the Middle East, Asia, Africa and Russia. We determine the geographical market of our net revenues based on the location of the initial purchasers of our products. The following table sets forth the break down of our net revenues by geographic market for the periods indicated. See“—Factors affecting our results of operations—Product mix and geographical distribution” for a discussion of our domestic and export sales trends.

	For the year ended December 31,
(in thousands)	2007	2008	2009
Domestic
PRC	$205,072	$316,278	$355,402
Export
Malaysia	10,517	37,587	12,875
South Korea	14,318	9,675	608
Singapore	29,574	22,138	5,236
Hong Kong	22,322	79,737	10,500
United Arab Emirates	26,673	23,302	17,889
Japan	11,332	-	162
Rest of Asia	10,335	58,866	52,304
Total Asia	125,071	231,305	99,574
United States	109,842	312,812	51,904
Canada	1,320	5,080	936
Total North America	111,162	317,892	52,840
Others	42,478	46,615	69,213
Total export	$278,711	$595,812	$221,627

Cost of revenues

Our cost of revenues consists primarily of our manufacturing costs adjusted for changes in inventory. Our manufacturing costs primarily include the costs of raw materials used to manufacture our products, most significantly, green pipes and round steel billets. Green pipes have accounted for a significant portion of our raw materials costs in the past. Since we began using green pipes produced by our subsidiary Jiangsu Fanli and our hot-rolling pipe plant in 2007, the costs of round steel billets have become the primary component of our costs of raw materials. The remaining components of our manufacturing costs include shipping and handling costs, labor, utility, depreciation, VAT and miscellaneous expenses such as overhead costs, maintenance costs and sundry costs. Labor costs consist of wages, salaries and other statutory employee benefits for our production workers. Depreciation includes charges on our machinery and equipment for the production of our goods. We include in our cost of revenues write-down for value of potentially obsolete or slow-moving inventories, based on specific analysis of our sales forecasts and inventory conditions.

We incur significant shipping and handling costs in connection with the shipping of our products to our customers located in other parts of China and overseas. We usually deliver our finished products to customers in China by train or by truck in circumstances requiring urgent delivery. Our overseas deliveries are primarily made by ship. Our export contracts are usually entered into on a Free On Board (FOB) basis, which means that we pay for shipping of the goods to the port of shipment, plus loading costs. Our customers pay freight, insurance, unloading costs and shipping from the port of destination to the factory. We engage a number of overseas shipping agents to transport our finished products overseas. The shipping and handling costs were $20.5 million, $44.8 million and $26.0 million in 2007, 2008 and 2009, respectively.

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

General and administrative expenses

General and administrative expenses comprise primarily of salaries and benefits, share-based compensation expenses, professional fees, guarantee fees, and business travel expenses.

We incurred general and administrative expenses of approximately $13.6 million, $41.7 million and $44.8 million in 2007, 2008 and 2009, respectively. Our general and administrative expenses have increased since 2007 primarily because of increased professional fees that we incurred as a result of being a publicly listed company, expansion of overall operations, acquisition of new facilities, and higher salary expenses due to the hiring of additional employees. The higher general and administrative expenses in 2008 compared to 2007 were partly due to the provisions for bad debt that resulted from uncollectable letters of credit from a Russian bank which was unable to make payment due to the bank’s financial difficulties. Our general and administrative expenses increased slightly in 2009, mainly due to the increase in salary and benefits and depreciation charges resulted from a higher operational scale, which have been partially offset by the decrease in the provisions for bad debt.

Research and development expenses

Our research and development expenses are not disclosed as a separate item in the income statement but allocated to cost of revenues and other operating expenses, depending on whether the costs are related to the design, production, testing or enhancement of our products and manufacturing process and the personnel who participate in the research and development projects. The OCTG industry in which we operate is characterized by rapid development and increasing demand for non-API products. In 2006, we did not have a separate department for research and development, even though many employees have devoted part of their time in research and development activities. We established our research and development department in July 2007. We incurred research and development expenses of approximately $0.7 million, $0.7 million and $0.7 million in 2007, 2008 and 2009, respectively. We expect to incur more research and development expenses in the future as we devote greater resources to improving our technical know-how in OCTG production, in particular relating to the production of non-API products.

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

In September 2008, WSP China was officially granted the “high and new technology enterprise” status for a period of three years with retrospective effect from January 1, 2008. Therefore, WSP China is entitled to a preferential income tax rate of 15% in 2008, 2009 and 2010 as long as it maintains its qualification as a “high and new technology enterprise” under the New Tax Law. WSP China has used the 15% preferential tax rate in the calculation of current and deferred tax balances, which was consistent with the preferential tax rate applicable to WSP China prior to January 1, 2008. We expect that WSP China will maintain its qualification as a “high and new technology enterprise” in the foreseeable future as it has successfully fulfilled the required conditions in the past and we will continue to use our best efforts to meet the relevant requirements. See “—C. Research and Development” for more information relating to our research and development results and efforts. If WSP China fails to maintain the “high and new technology enterprise” status, the calculation of deferred tax balances will be based on the uniform tax rate of 25%.

As of December 31, 2009, the measurement of our deferred tax assets has been reduced by a valuation allowance in the amount of $6.9 million, as based on the available evidence it is more likely than not that some portion of our deferred tax assets are not expected to be realized. The recognition of valuation allowance has partly contributed to the increase in our effective income tax rate in 2009.

Our other entities registered in the PRC are subject to the 25% and 33% EIT rates since and before January 1, 2008, respectively.

Houston OCTG is subject to United States federal corporate income tax rate of 34% and Texas state margin tax levied at 0.5% of gross profits.

The subsidiaries of FSHL that are tax residents in China will be subject to the Chinese dividend withholding tax at 10% when these Chinese subsidiaries distribute dividends paid out of profits that arise on or after January 1, 2008. In 2009, following FSHL’s qualification as a tax resident company in the Hong Kong Special Administrative Region, a withholding tax at 5% will be applicable on China dividends paid to FSHL. A provision for PRC dividend withholding tax of $0.8 million has been made based on the 40% of the 2009 undistributed earnings of our PRC subsidiaries as of December 31, 2009, which are expected to be distributed. The remaining undistributed earnings of our PRC subsidiaries of approximately $90.8 million at December 31, 2009 are considered to be reinvested, and no deferred tax liability has been made for the PRC dividend withholding taxes that would be payable upon the distribution of those amounts to FSHL as of December 31, 2009. In 2009, we distributed dividends out of the annual profits of WSP China for the year ended December 31, 2007. No withholding tax is necessary on any dividend amount paid out of retained earnings of WSP China before January 1, 2008.

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

We adopted the provisions of Accounting Standards Code (ASC) 740-10, “Income Taxes” or ASC 740-10, issued by FASB, for the years ended December 31, 2007, 2008 and 2009. Based on our ASC 740-10 analysis, we have made an assessment of the level of tax authority based on the technical merits for each tax position, including the potential application of interest and penalties, and have measured the unrecognized tax benefits associated with the tax positions. The adoption of ASC 740-10 has reduced our retained earnings as of January 1, 2007 by $1.7 million, including a $10,000 interest, with a corresponding increase in the liability for uncertain tax positions. As of December 31, 2009, the Company had additional unrecognized tax benefits of $2,905 that related to net operating loss carryforwards. The aforementioned liability is recorded as non-current liabilities because the related payment is not anticipated within one year of the balance sheet date. We classify interest and/or penalties related to income tax matters in income tax expense. We had additional accrued interest as of December 31, 2008 and 2009 of approximately $217,000 and $365,000, respectively, arising from the unrecognized tax benefit balances for 2007.

For a discussion on VAT, see “Item 5—Overview of financial results—Cost of revenues.”

Acquisition of Mengfeng

On July 24, 2008, WSP China entered into an agreement with Hebei Bishi to acquire a 100% equity interest of Mengfeng with a cash consideration of approximately $40.5 million to be settled in two installments. As of the date of this annual report, WSP China has paid a total of approximately $38.2 million to Hebei Bishi under this agreement. When we acquired Mengfeng, it was in the stage of construction, hence the acquisition of Mengfeng was determined from the accounting point of view as an acquisition of assets instead of a business acquisition, as the acquisition lacked certain inputs, processes and outputs necessary for the conduct of normal operations and the ability to sustain a revenue stream by providing outputs to customers. The acquired assets and liabilities were recorded at their fair value at the date of acquisition. There was no intangible asset acquired. The valuation of tangible assets for the acquisition was based in part on a valuation analysis provided by a third party valuation firm. The valuation analysis utilizes and considers generally accepted valuation methodologies such as the income, market and cost approach. We have incorporated certain assumptions which include replacement costs.

Business acquisition by Chaoyang Seamless

On July 1, 2009, Chaoyang Seamless entered into an agreement with Chaoyang Seamless Oil Casting & Forging Co., Ltd., to acquire a steel billet manufacturing business from Chaoyang Seamless Oil Casting & Forging Co., Ltd. for a cash consideration of $13.9 million. The acquisition was recorded using the purchase method of accounting and, accordingly, the acquired assets were recorded at their fair market values at the date of the acquisition. The valuation of tangible and intangible assets for the acquisition was based in part on a valuation analysis provided by a third party valuation firm. The valuation analysis utilizes and considers generally accepted valuation methodologies such as the income, market and cost approach. We have incorporated certain assumptions which include projected cash flows and replacement costs.

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

Revenue recognition

We recognize revenue when persuasive evidence of an arrangement with the customer exists, the product has been shipped and title has passed, provided that we do not have significant future performance obligations, the amount due from the customer is fixed or determinable, and collectibility is reasonably assured. There is no significant customer acceptance process. We assess whether the amount due from the customer is fixed or determinable based on the payment terms of the agreement. We assess collection based on a number of factors, including past transaction history with the customer and creditworthiness of the customer.

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

Impairment of long-lived assets

We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, we measure impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we will recognize an impairment loss based on the fair value of the assets. We performed an impairment test for certain asset groups namely, Jiangsu Fanli, Liaoyang Seamless, Songyuan Seamless, Mengfeng and Chaoyang Seamless on December 31, 2009 and based on the results that the future undiscounted net cash flows exceed the carrying amount of these asset groups, we recognized no impairment loss. We also performed an analysis on potential impairment indicators for other asset groups, namely, WSP China, Houston OCTG and Bazhou Seamless, and concluded that test of recoverability was not required due to the absence of events or changes which indicate that the carrying amounts of these asset groups may not be recoverable.

The impairment test that we performed for certain asset groups on December 31, 2009 was assisted by  an independent third party valuation firm. The valuation analysis, which is based on our financial projections, utilizes generally accepted valuation methodologies such as the future undiscounted net cash flows as stipulated under the step one of the two-step process of the relevant authoritative accounting pronouncement. The valuation analysis considers certain principal factors such as the nature, financial and operating results of our business, the specific economic and competitive elements affecting our business, industry and market, the market-derived investment returns of entities engaged in a similar line of business and returns from other similar types of projects, the stage of development, contemporaneous business plans and relevant financial risks of our business. The valuation analysis also incorporated certain major assumptions on the political, legal, fiscal and economic conditions, the availability of financial resources, management competency and availability of key personnel, industry trends and market conditions. Based on the result of the impairment, the aggregate net cash flow from the reporting units is greater than the sum of carrying value of the relevant reporting units by $107.1 million.

Goodwill

The excess of the purchase price over the fair value of net assets acquired is recorded on the consolidated balance sheet as goodwill. Goodwill is not amortized but is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. We perform an annual goodwill impairment test on December 31 of each fiscal year for all reporting units. Goodwill is tested following a two-step process. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. We performed an impairment test for goodwill on December 31, 2009 and based on the results that the fair value of the reporting unit as a whole exceeds its carrying amount including goodwill, we recognized no impairment loss.

The impairment test that we performed for goodwill on December 31, 2009 was assisted by an independent third party valuation firm and based on the results that the fair value of the reporting unit as a whole exceeds its carrying amount including goodwill by $595,000, the Company recognized no impairment loss during the year ended December 31, 2009.

The valuation analysis utilizes and considers generally accepted valuation methodologies such as the income, market and cost approaches. The valuation analysis basically depends upon the income and market approaches to prepare a business enterprise value, with a respective weight of 75% and 25% assigned to the values derived from both of these methods. Under the income approach, a discounted cash flow method is used to arrive at a value based on our financial projections while under the market approach, financial ratios of comparable companies in the same or similar line of business are analyzed to determine a value. The valuation analysis considers certain principal factors such as the nature, stage of development and relevant business risks of the reporting unit, the specific economic and competitive elements affecting the reporting unit, the nature and prospects of the industry. The valuation analysis also incorporated certain major assumptions on the political, legal, fiscal and economic conditions, the availability of financial resources, management competency and availability of key personnel, industry trends and market conditions.

Accounts receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. Amounts collected on trade accounts receivable are included in net cash provided by operating activities in the consolidated statements of cash flows.

The allowance for doubtful accounts is our estimate of the amount of probable credit losses in our existing accounts receivable. We consider factors such as customer credit-worthiness, past transaction history with the customer and current economic industry trends when we determine the collectibility of specific customer accounts. Allowance for doubtful accounts for accounts receivable was $0.1 million, $10.1 million and $9.8 million in 2007, 2008 and 2009, respectively. The increase in allowance for doubtful accounts for accounts in 2008 was primarily due to the provisions for bad debt that resulted from uncollectible letters of credit from a Russian bank which was unable to make payment due to the bank’s financial difficulties.

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

Income taxes

Deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements, net operating loss carry forwards and credits, by applying enacted statutory tax rates applicable to future years.  Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.  Current income taxes are provided for in accordance with the laws and regulations applicable to us as enacted by the relevant tax authorities.

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

Share-based compensation expenses

On August 24, 2007, our board of directors adopted the 2007 Share Incentive Plan and awarded options to our directors, officers, employees and consultants to purchase an aggregate of 5,206,000 ordinary shares, at an exercise price of $4.00 per share. We have determined, with the assistance from an independent third party valuation firm, that the fair value of the options as of the date of grant at August 24, 2007 was $0.83 per option. We calculated the fair value of our ordinary shares to be $3.81 per share.

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

The guidance provided in ASC 718-10, “Compensation - Stock Compensation”, is relatively new. The application of these principles may be subject to further interpretation and refinement over time. There are significant differences among valuation models and there is a possibility that we will adopt different valuation models in the future. This may result in a lack of consistency in future periods and materially affect the fair value estimates of share-based compensation awards. It may also result in a lack of comparability with other companies that use different models, methods and assumptions.

Internal control over distribution of our products

In the years ended December 31, 2007, 2008 and 2009, we did not have any direct sales to Sanctions Targets.

We sell our products in international markets primarily through independent, non-U.S. distributors who are responsible for interacting with the end customers of our products. We have limited control over the parties to whom these independent distributors resell our products, and certain independent distributors may have sold an insignificant amount of our products to Sanctions Targets. To the best of our knowledge, in 2007, 2008 and 2009, our indirect sales to Sanctions Targets accounted for approximately 2.8%, 1.4% and 0%, respectively, of our net revenues.

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

Results of operations

The following table summarizes the results of our operations for the periods indicated:

	For the year ended December 31,
(in thousands, except percentages)	2007		2008		2009
Net revenues	$483,783	100%	$912,090	100%	$577,029	100%
Cost of revenues	(357,997)	(74.0)	(703,531)	(77.1)	(496,656)	(86.1)
Gross profit	125,786	26.0	208,559	22.9	80,373	13.9
Selling and marketing expenses	(8,578)	(1.8)	(22,770)	(2.5)	(18,244)	(3.2)
General and administrative expenses	(13,591)	(2.8)	(41,740)	(4.6)	(44,798)	(7.8)
Other operating (expenses) income, net	(32)	(0)	2,589	0.3	2,559	0.4
Income from operations	103,585	21.4	146,638	16.1	19,890	3.4
Interest income (expense), net	(10,541)	(2.2)	(15,319)	(1.7)	(17,026)	(3.0)
Other income	212	0	767	0.1	767	0.1
Exchange differences	(1,898)	(0.4)	(6,984)	(0.8)	218	0
Income before provision for income taxes	91,358	18.9	125,102	13.7	3,849	0.7
Provision for income taxes	(15,188)	(3.1)	(24,405)	(2.7)	(2,137)	(0.4)
Net income before earnings in equity investments	76,170	15.7	100,697	11.0	1,712	0.3
Earnings in equity investments	0	0	1	0	(105)	0
Net income	76,170	15.7	100,698	11.0	1,607	0.3
Less: Net income (loss) attributable to the non-controlling interests(1)	(1,609)	(0.3)	(1,349)	(0.1)	2,568	0.4
Net income attributable to WSP Holdings Limited	$74,561	15.4%	$99,349	10.9%	$4,175	0.7%

____________________

(1)

We adopted ASC 810-10-65 (formerly FASB Statement No. 160, Non-controlling Interests) on January 1, 2009, retrospectively. Non-controlling interest, formerly referred to as minority interest, has been reclassified in accordance with ASC 810-10-65.

Year ended December 31, 2009 compared to year ended December 31, 2008

Net revenues

Our net revenues decreased by 36.7% from $912.1 million in 2008 to $577.0 million in 2009.

•

API products.  Sales of our API products decreased by 18.0% from $505.3 million in 2008 to $414.3 million in 2009 due to a decrease in the average sales price, partially offset by an increase in sales volume. Sales volume of our API products increased by 4.0% from 355,215 tonnes in 2008 to 369,266 tonnes in 2009 due to increased demand for our products particularly in the domestic market. The average sales price of our API products decreased from $1,423 per tonne in 2008 to $1,122 per tonne in 2009, primarily due to the stiff price competition as a result of the oversupply of OCTG products in the domestic market.

•

Non-API products.  Sales of our non-API products decreased by 65.3% from $294.8 million in 2008 to $102.2 million in 2009 due to a decrease in sales volume, partially offset by an increase in the average sales price. Sales volume of our non-API products decreased by 65.7% from 154,114 tonnes in 2008 to 52,877 tonnes in 2009 mainly due to the weakening demand for our products in the international market. The average sales price of our non-API products increased from $1,913 per tonne in 2008 to $1,933 per tonne in 2009 due to sales of higher priced non-API products in the international market in 2009.

•

Other products.  Sales of other products decreased by 45.9% from $112.0 million in 2008 to $60.6 million in 2009 due to a decrease in sales of unfinished products to meet special requirements from our customers.

Net revenues from domestic sales increased by 12.4.% from $316.3 million in 2008 to $355.4 million in 2009. These increases were primarily attributable to higher sales volume as a result of increased demand for our products, partially offset by a decrease in the average sales price due to the oversupply of OCTG products in the domestic market.

Net revenues from export sales decreased by 62.8% from $595.8 million in 2008 to $221.6 million in 2009. These decreases were primarily due to the weakening demand for our products in the international market, partially offset by an increase in the average sales price. Our products in the international market command a price premium and our export prices are usually set based on the prevailing market prices, which are generally higher than the domestic prices.

Cost of revenues

Our cost of revenues decreased by 29.4% from $703.5 million in 2008 to $496.7 million in 2009. The primary factors driving the decrease in our cost of revenues were the decreases in raw materials purchases, shipping and handling costs, utility costs, depreciation and labor resulted from our decrease in production activities and scale of operations. Shipping and handling costs also decreased by 42.0% from $44.8 million for 2008 to $26.0 million for 2009. Our cost of revenues as a percentage of net revenues increased from 77.1% in 2008 to 86.1% in 2009. The increase was primarily attributable to decreases in the percentage of net revenues derived from non-API products and from international sales, which resulted in the decrease of our average sales prices.

Gross profit and gross margin

As a result of the foregoing, our gross profit decreased by 61.5% from $208.6 million in 2008 to $80.4 million in 2009.

Our gross margin decreased from 22.9% in 2008 to 13.9% in 2009, primarily due to the decrease in our average sales prices and a larger proportion of lower-margin API products in our sales mix.

Selling and marketing expenses

Our selling and marketing expenses decreased by 19.9% from $22.8 million in 2008 to $18.2 million in 2009. The decrease was primarily due to lower sales activity level associated with declines sales volume and decreased sales commissions to sales representatives involved in overseas sales. Our selling and marketing expenses as a percentage of net revenues increased from 2.5% in 2008 to 3.2% in 2009 as a result of a higher proportion of commissioned sales in 2009.

General and administrative expenses

Our general and administrative expenses increased by 7.3% from $41.7 million in 2008 to $44.8 million in 2009. The increase was primarily due to the expansion of overall operations, increases in staff costs, including salaries and benefits as a result of hiring additional employees, increased depreciation and amortization due to acquisition of new facilities and assets. Our general and administrative expenses as a percentage of net revenues increased from 4.6% in 2008 to 7.8% in 2009.

Interest expenses, net

Our net interest expense increased by 11.1% from $15.3 million in 2008 to $17.0 million in 2009. The increase was due to increased bank loans we borrowed for our working capital requirements as a result of increased scale of operations.

Income tax expenses

Our income tax expenses decreased from $24.4 million in 2008 to $2.1 million in 2009. The decrease was due to significant decreases in our net revenues and pre-tax income as well as accrued deferred tax expenses relating to the withholding tax on unremitted dividends from our subsidiaries in China, which was offset in part by the income tax benefits resulting from FSHL’s recognition as a tax resident company in the Hong Kong Special Administrative Region. Our effective tax rate increased from 19.5% in 2008 to 55.5% in 2009, primarily due to the provision of valuation allowance on deferred income tax assets and withholding tax on dividend and interest payments to a non-Chinese tax resident and the accrual of certain unrecognized tax benefits, offset by the income tax exemptions and reliefs granted to the Company.

Net income

As a result of the foregoing, our net income decreased by 98.4% from $100.7 million in 2008 to $1.6 million in 2009. Our net margin decreased from 11.0% in 2008 to 0.3% in 2009.

Net income attributable to WSP Holdings Limited

As a result of the foregoing, net income attributable to us decreased by 95.8% from $99.3 million for the year ended December 31, 2008 compared with $4.2 million for the year ended December 31, 2009. Our net margin attributable to us decreased from 10.9% to 0.7% during the same period.

Year ended December 31, 2008 compared to year ended December 31, 2007

Net revenues

Our net revenues increased by 88.5% from $483.8 million in 2007 to $912.1 million in 2008.

•

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

•

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

Net revenues from export sales increased by 113.8% from $278.7 million in 2007 to $595.8 million in 2008. These increases were primarily due to our increased sales efforts overseas because of the price premium and higher demand for our products in the international market as we gradually gained market recognition. Our export prices are usually set based on the prevailing market prices, which are generally higher than the domestic prices. Therefore, we have increased our export sales and expanded our international presence.

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

Net income

As a result of the foregoing, our net income increased by 32.2% from $76.2 million in 2007 to $100.7 million in 2008. Net margin decreased from 15.7% in 2007 to 11.0% in 2008.

Net income attributable to WSP Holdings Limited

As a result of the foregoing, net income attributable to us increased by 33.2% from $74.6 million for the year ended December 31, 2007 compared with $99.3 million for the year ended December 31, 2008. Net margin attributable to us decreased from 15.4% to 10.9% during the same period.

B.

Liquidity and Capital Resources

Cash flows and working capital

We financed our liquidity requirements from short-term and long-term bank loans, loans and capital contributions from shareholders, including the proceeds from our initial public offering in 2007. In 2009, we experienced a significant decline in sales to the United States due to anti-dumping and countervailing duty on seamless pipes made in China, imposed by the United States government and intense competition in China. Our cash flow from operations was hence adversely impacted. We have taken various actions to conserve cash, procure additional financing and improve the liquidity. Such actions include reducing working capital requirements in operations through reduction of inventories and other measures and reducing capital spending through delaying or scaling down certain projects. However, our ability in meeting future cash flow requirements is dependent on many events outside of its direct control, including, among other things, successful renewal of bank borrowings, obtaining additional financing from the banks and capital market, recovery of demand and selling prices for OCTG products.

If our existing cash is insufficient to meet our requirements due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue, we may seek to sell additional equity or debt securities or borrow from banks. However, the current financial downturn affecting the financial markets and banking system may significantly restrict our ability to obtain financing in the capital markets or from financial institutions. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would dilute our earnings per share. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders.

As of December 31, 2007, 2008 and 2009, we had cash and cash equivalents of $180.0 million, $89.1 million and $133.3 million, respectively. Our cash and cash equivalents consist of cash on hand and highly liquid short-term deposits which are unrestricted as to withdrawal and use, and which have maturities of three months or less when purchased. As of December 31, 2007, 2008 and 2009, we had restricted cash of $120.8 million, $232.0 million and $205.6 million, respectively. Our restricted cash mainly represents bank deposits used to pledge the bills payable. The cash in such accounts is normally restricted for use over three to six months.

In the past, we had significant working capital commitments for purchases of raw materials. We expect to maintain a similar level of working capital requirements in 2010 compared to 2009. We expect that we will be able to meet our working capital requirements in 2010 with cash flows generated from our operations and the existing and unutilized lines of credit facilities. For details on our borrowings, please see “—Borrowings.”

The following table sets forth a summary of our cash flows for the periods indicated.

	For the year ended December 31,
(in thousands)	2007	2008	2009
Net cash flows from operating activities	$4,885	$67,852	$(116,456)
Net cash flows from investing activities	(100,143)	(244,685)	(120,141)
Net cash flows from financing activities	250,104	84,452	280,697
Net increase/decrease in cash and bank balances	156,468	(90,876)	44,153
Cash and cash equivalents at beginning of the period	23,505	179,973	89,097
Cash and cash equivalents at end of the period	$179,973	$89,097	$133,250

Net cash used in operating activities was $116.5 million in 2009, compared to net cash generated from operating activities of $67.9 million in 2008. Net cash used in 2009 was primarily attributable to net income of $1.6 million adjusted by depreciation of property, plant and equipment of $29.5 million, a decrease in accounts payable in the amount of $182.6 million resulting from our decreased purchase of raw materials and decreased use of bills payable due to decreased sales volume, a decrease in other payables and accrued expenses in the amount of $9.0 million due to slower operational activities, a decrease in income taxes payable in the amount of $9.8 million due to lower net income and an increase in advances to suppliers in the amount of $8.5 million, partially offset by a decrease in accounts receivable in the amount of $42.0 million resulting from decreased product sales and intensified collection activities and a decrease in inventories of $45.5 million resulting from decreased production volume.

Net cash generated from operating activities was $67.9 million in 2008, compared to net cash generated from operating activities of $4.9 million in 2007. Net cash generated in 2008 was primarily attributable to net income of $100.7 million adjusted by depreciation of property, plant and equipment of $23.0 million, an increase in accounts payable in the amount of $153.5 million resulting from our increased purchase of raw materials and increased use of bills payable due to increased sales volume, partially offset by an increase in accounts receivable in the amount of $110.4 million resulting from increased product sales and extension of credit terms for certain of our long-term customers and an increase in inventories of $131.7 million resulting from increased production volume.

Net cash generated from operating activities was $4.9 million in 2007, compared to net cash generated from operating activities of $69.0 million in 2006. Net cash generated in 2007 was primarily attributable to net income of $76.2 million adjusted by depreciation of property, plant and equipment of $18.0 million an increase in accounts payable in the amount of $59.0 million resulting from our increased purchase of raw materials for our new hot-rolling production line and increased use of bills payable, partially offset by an increase in accounts receivable in the amount of $76.8 million resulting from increased product sales and extension of credit terms for certain of our long-term customers and an increase in inventories of $71.4 million resulting from increased production volume and our addition of hot-rolling production lines which lengthen our manufacturing process.

Investing activities

Net cash used in investing activities was $120.1 million in 2009, compared to $244.7 million in 2008. Net cash used in investing activities in 2009 was primarily attributable to a decrease in restricted cash of $26.6 million due to a decrease in our use of bank acceptance bills which required cash deposits as security, offset by an increase in cash used to purchase property, plants and equipment in the amount of $132.8 million due to our increased operational scale and production activities.

Net cash used in investing activities was $244.7 million in 2008, compared to $100.1 million in 2007. Net cash used in investing activities in 2008 was primarily attributable to an increase in restricted cash of $101.9 million due to an increase in our use of bank acceptance bills which required cash deposits as security and an increase in cash used to purchase property, plants and equipment in the amount of $124.0 million due to our increased operational scale and production activities.

Net cash used in investing activities was $100.1 million in 2007, compared to $81.2 million in 2006. Net cash used in investing activities in 2007 was primarily attributable to an increase in restricted cash of $61.3 million due to an increase in our use of bank acceptance bills which required cash deposits as security and an increase in cash used to purchase property, plants and equipment in the amount of $38.7 million in connection with the construction of two threading lines, one hot-rolling pipe line and one drill pipe production line in 2007.

Financing activities

Our net cash generated from financing activities was $280.7 million in 2009, compared to $84.5 million in 2008. Our net cash generated from financing activities in 2009 was primarily attributable to a net increase in short-term bank borrowings in the amount of $212.5 million for working capital and capital expenditure purposes and the proceeds from long-term bank borrowings in the amount of $196.4 million, partially offset by our payment of dividend in the amount of $77.6 million.

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

Borrowings

We had the following outstanding borrowings as of the dates indicated.

	As of December 31,
(in thousands)	2007	2008	2009
Short-term bank loans	$186,452	$262,818	$432,490
Credit from bills receivable discounted with recourse	21,904	23,410	66,636
Long-term bank loans due for settlement over one year	54,760	—	189,069
Long-term bank loan due for settlement within one year	—	51,210	7,322
Total	$263,116	$337,438	$695,517

Our bank and other borrowings were primarily used to finance our working capital requirements and capacity expansion. Our borrowings increased during the past three years because of our growing business and expansion of production capacity.

Our short-term borrowings are used primarily for working capital and capital expenditures purposes. Our outstanding short-term bank borrowings were $432.5 million as of December 31, 2009, compared to $262.8 million as of December 31, 2008 and $186.5 million as of December 31, 2007. Our short-term borrowings were primarily used to meet our working capital and capital expenditure requirements. As of December 31, 2007, 2008 and 2009, the average interest rate of our short-term bank loans was 6.0%, 6.3%, and 5.2%, respectively. Our short-term bank loans have floating interest rates tied to the benchmark interest rate for loans of similar maturity announced by the People’s Bank of China, or PBOC. As of December 31, 2009, we had outstanding secured loans with an aggregate amount of $161.1 million, which were secured by certain land use rights, buildings, machines and equipment and letters of credit issued by other banks. As of December 31, 2009, our unutilized credit facilities amounted to $124.9 million, which is also the amount of the excess availability at the peak of our borrowings in 2009. During the first five months of 2010, we have renewed $160.7 million out of $506.4 million bank borrowings outstanding as of December 31, 2009 and obtained additional financing of $134.3 million from various banks. While we are required to repay $285.7 million bank borrowings for the remaining seven months, we believe that we will be able to renew a substantial portion of our bank borrowings and bank credit facilities when they fall due.

As of December 31, 2009, we had outstanding balance of long-term loans from several local banks of $196.4 million, of which $7.3 million had been reclassified into short-term bank loans as their maturity is due within one year. These loans were obtained pursuant to various loan agreements that we entered into with Agricultural Bank of China, Bank of China, China Construction Bank and Liaoyang Commercial Bank in 2009. The loan agreements have terms ranging from one to seven years. We used the loans primarily for project financing purposes. The interest rate will be adjusted periodically in accordance with the benchmark interest rate announced by the PBOC. In 2009, the average interest rate of our long-term loans was 5.6% and unsecured long-term loans amounted to $175.7 million.

Our facility agreements with certain commercial banks contain various covenants and conditions that limit our ability to conduct our business and restrict us from engaging in certain business activities. Some of these facility agreements include financial covenants, such as debt to assets ratio. Failure to maintain any of the financial covenants or a breach of any other restrictive covenants would result in a default under the relevant facility agreements and entitle the lenders to declare all borrowings outstanding, together with accrued and unpaid interests and fees, to be due and payable. Such default may also trigger cross default in other loans. For example, one credit line agreement entered into between WSP China and Bank of China requires WSP China to maintain certain minimum monthly sales amount and annual sales amount, and a failure to maintain the financial results would result in a reduction of the total amount of bank credit under such credit line agreement. In 2009, WSP China failed to maintain the minimum annual sales amount required under this agreement. As a result, Bank of China reduced the total amount of bank credit available to us for 2010 under such agreement. In addition, our failure to comply with the financial or other covenants under the facility agreements could lead us to seek a waiver or an amendment of the covenants contained in the facility agreements, or alternative financing. Based on the financial position and results of Bazhou Seamless, as of and for the year ended December 31, 2009, Bazhou Seamless failed to meet the financial covenant for maximum debt to assets ratio under the facility agreements with Bank of China and China Construction Bank, respectively. We agreed to implement measures to address such breach and obtained a waiver of such breaches from each of the lenders. Any future amendment to or waiver of the covenants may involve upfront fees, higher annual interest costs and other terms less favorable to us than those currently offered by the existing facilities.

Bill financing

We used the bill financing arrangements to fund a portion of our business operations to take advantage of the discounted interest rates for bank and commercial acceptance notes which are normally lower than the prevailing interest rates for short-term bank loans. The bill financing is an arrangement whereby we issue bank and commercial acceptance notes to the suppliers in amounts that are greater than the actual amounts of purchases for their presentation to certain PRC banks for discounting and payment before the notes’ maturity dates, and the excess amount obtained through these notes will then be refunded by the suppliers to us. The total amount of the bill financing, being the difference between the aggregate amount of such bank and commercial acceptance notes issued and the aggregate amount of related actual purchases, was approximately $246.6 million (RMB1.684 billion) in 2009. Excluding the cash deposits that we paid upfront to the endorsing banks pursuant to the arrangements, the funding we obtained from the banks through this kind of bill financing in 2009 was estimated to be approximately $90.2 million (RMB615.9 million).

We ceased to conduct bill financing in the second quarter of 2010 and settled almost all of the bank and commercial acceptance notes involved in the overstated bill financing, with the remaining amount to be fully settled by their repayment dates. We believe we still have sufficient funding to support our business operations in the next 12 months based on our operating income, credit facilities and other borrowings with PRC commercial banks and our ability to raise capital.

We have sought legal advice from our PRC legal advisors, who subsequently issued legal opinions stating that such bill financing arrangement does not constitute criminal violations and would not result in any administrative, criminal, or civil liabilities on us or our senior management or directors. We have also obtained the written confirmations from all endorsing banks that they will not take any legal action against us. We have strengthened our internal controls system and implemented various rectifying measures to ensure that such overstated bill financing activities will not occur in the future.

Capital expenditures

Our capital expenditures are generally used to purchase buildings, plants and machinery. In 2007, 2008 and 2009, our capital expenditures amounted to $38.7 million, $141.7 million and $147.6 million, respectively.

In 2010, we expect to incur capital expenditures for the expansion of our production facilities. We are in the process of completing the construction of a hot rolling OCTG pipe production line with an annual capacity of 300,000 tonnes and a pipe heat treatment line with an annual processing capacity of 100,000 tonnes in Liaoyang, China through our subsidiary, Liaoyang Seamless. Through our new wholly-owned subsidiary, Bazhou Seamless, we are in the process of building a manufacturing facility with a hot-rolling OCTG pipe production capacity of 500,000 tonnes per year, a pipe finishing capacity of 300,000 tonnes per year and a pipe heat treatment processing capacity of 200,000 tonnes per year. We are also in the process of building a production facility in Houston, Texas with a pipe finishing capacity of 120,000 tonnes per year and a pipe heat treatment processing capacity of 100,000 tonnes per year. In addition, we are also planning to establish a production facility in Thailand with a hot-rolling OCTG production capacity of 200,000 tonnes per year. We estimate that the capital expenditures in 2010 will be approximately $150.0 million. We have constantly been re-evaluating and revising our capital expenditure plan based on the prevailing economic conditions and future expectations, as well as the availability of funding. We will monitor our expansion plans carefully to meet anticipated demand while taking appropriate cost cutting measures to ensure our financial stability.

We will continue to make capital expenditures to meet the expected growth of our operations. We expect that we will be able to meet our capital expenditures requirements in 2010 with cash flows generated from our operations and a similar level of bank borrowings as in 2009. As of December 31, 2009, our existing and unutilized bank borrowings amounted to $695.5 million and $124.9 million respectively. We are monitoring the funding requirement for our capital expenditures and will make necessary adjustments to the capital investments related to our existing projects. If our anticipated cash flow is insufficient to meet our requirements, we may also seek to sell additional equity securities or debt securities.

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

We plan to continue to invest in research and development in order to broaden our product offerings, especially with respect to our non-API products. Since 2006, our research and development team has focused on the development of new materials such as 13Cr, 9Cr, super high-intensity tubing and casing as well as hot-rolling processes. As of the date of this annual report, we had 17 patents and 16 pending patent applications in China and had developed several other proprietary processes and technologies as a result of our research and development activities, many of which we have applied in our manufacturing processes and our products. See “Item 4. Information on the Company—B. Business Overview—Intellectual property rights” for more information relating to our patents and patent applications.

D.

Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2009 to December 31, 2009 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.

Off-Balance Sheet Commitments and Arrangements

As of December 31, 2009, we did not provide any guarantees to banks in respect of banking facilities utilized by third parties. Previously, we provided guarantees to banks in respect of banking facilities utilized by third parties. We recognize the liability for the guarantees at their fair value on the date of entering into the guarantee. These third parties also provided guarantees to us for some of our bank borrowings. In 2007, we guaranteed the debt of certain enterprises. These debt agreements required us to make debt payments throughout the term of the related debt instrument if the customer or the related party fails to make scheduled debt payments. We made guarantees to commercial banks for various parties during 2007, including guarantees for short-term loans from commercial banks with maturity period of three months to one year. Guaranteed parties included our related parties, vendors, processors and other unrelated parties, who had no trading relationship with us. There were no guaranteed balances of outstanding debt arrangements as of December 31, 2007, 2008 and 2009. We were involved in a lawsuit brought by the Bank of Communications, due to a $1.2 million guarantee we provided for a bank loan made by Bank of Communications to Huayuan Jiangsu. We settled the lawsuit in August 2007 and paid Bank of Communication approximately $1.4 million, for which we have made a provision during 2007.

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

F.

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2009.

As of December 31, 2009 (in thousands)		Payment due by period(1)(2)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long term debt obligations(3)	$189,069	—	$94,315	$77,619	$17,135
Capital lease obligations	—	—	—	—	—
Operating lease obligations	$321	$80	$162	$75	$4
Purchase obligations(4)	$87,360	$87,360	—	—	—

____________________

(1)

The above table does not include the unrecognized tax benefits amounting to $5.6 million as the timing of such obligation is not determinable.

(2)

The above table does not include a commitment to purchase a minimum amount of 0.3 million tons of iron ore pellets on a yearly basis from 2010 through 2014 as the purchase price of the iron ore pellets under such commitment is not determinable.

(3)

The figures are principal only and do not include interest.

(4)

Represents obligations relating to the production facilities in Wuxi, Liaoyang, Songyuan, Kuerle, Tuoketuo, Houston OCTG and Chaoyang.

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

Item 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and executive officers	Age	Position
Longhua Piao	48	Chairman and Chief Executive Officer
Abdul Halim bin Harun	59	Vice Chairman
Xizhong Xu	42	Director and Assistant General Manager
Weidong Wang	43	Independent Director
Jing Lu	70	Independent Director
Dennis D. Zhu	46	Independent Director
Anthony J. Walton	68	Independent Director
Baiqin Yu	65	Vice General Manager of Production
Yi Zhang	55	Vice General Manager of Technology
Zongdi Ye	58	Vice General Manager of Machinery
Rixin Luo	47	Assistant General Manager of Sales and Marketing
Yanping Dong	48	Assistant General Manager of Administration
Qing Zhang	48	Vice President
Jiaxing Liu	64	Vice General Manager of Human Resources

The address of our directors and executive officers is WSP Holdings Limited, No. 38 Zhujiang Road, Xinqu, Wuxi, Jiangsu Province, People’s Republic of China.

Directors

Longhua Piao has been our director and chief executive officer since our inception and became our chairman in August 2007. Mr. Piao serves as the chief executive officer of WSP China since he founded WSP China in November 1999. Mr. Piao is principally responsible for formulating our strategic development objectives, supervising the implementation of our business plans and policies, and our overall organizational management. Prior to founding WSP China, Mr. Piao served as the general manager of Daqing City Zhong Bang Jing Mao Company Limited during the period between 1996 and 1999. Outside of our group, Mr. Piao is a director and the controlling shareholder of Expert Master Holdings Limited, an investment company, Eastar Industries Inc., a steel manufacturing and trading company, Lianyungang Eastar Photonics Technologies Co., Ltd., an LED manufacturing company, Regalia Investments Holdings Ltd., an investment company, WSP Canada Ltd., an oil pipe trading company, Wuxi Huayi Investment Company Limited, an investment and trading company, Wuxi Longhua Steel Pipes Company Limited, WSP Pipe LLC, an investment company and Cambodian WS Mining Industry Holding Ltd., both of which are iron ore mining companies. Mr. Piao completed the in-service accounting program (postgraduate level) at the Shanghai University of Finance and Economics School of Accounting in October 2006. Mr. Piao has received a number of awards. In January 2006, the Wuxi Municipal People’s Government honored Mr. Piao for his contributions towards the development of Wuxi’s non-state-owned economy by naming him as one of the top 10 private entrepreneurs for 2005.

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

Weidong Wang is a partner at DeHeng Law, one of the largest law firms in China, where he practices in the areas of mergers and acquisitions, private equity, corporate finance and corporate governance. He has represented clients in a variety of public and private offerings of equity and debt securities. He has advised clients in a variety of industries, including energy, oil field services, manufacturing and finance. Prior to DeHeng Law, Mr. Wang worked in the corporate and securities group of Sidley Austin in Chicago from 1998 to 2002. Mr. Wang received his Master of Law and Doctor of Jurisprudence from the University of Chicago Law School. He also received a Master of Comparative Law from Brigham Young University Law School. He has been an adjunct professor at the International MBA program of Peking University since 2002 and served as a visiting scholar at Peking University Law School. He published a number of articles in the areas of corporate and securities laws in journals and newspapers.

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

Yi Zhang serves as our vice general manager of technology. He is responsible for technology development and quality control. Mr. Zhang also served as a director until June 30, 2007 and is currently a director of WSP China. Prior to joining us in January 2004, Mr. Zhang served as the chief engineer of Baosteel Tube Co. from July 1998 to December 2003 and as the deputy chief engineer of the Xi’an Tubular Goods Research Center from May 1982 to June 1998. Mr. Zhang was an instructor to post-graduate students in material science at the Graduate School of Northeast University from July 2002 to July 2007. Mr. Zhang was awarded Certificates of Technological Innovation from the Shanxi People’s Government, the State Science and Technology Commission and the Ministry of Science and Technology in January 1997, December 1997 and December 1998, respectively. He also received the Tianjin Science and Technological Innovation Certificate from the Tianjin People’s Government in September 1999, as well as a Certificate of Product Expertise from Baosteel Group in October 2000, and received a Senior Engineer’s Certificate from CNPC in 1993. Mr. Zhang received a master’s degree in metallurgy from the Xi’an Jiaotong University in 1999.

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

B.

Compensation of Directors and Executive Officers

Compensation of directors and executive officers

For the year ended December 31, 2009, the aggregate cash compensation that we paid to our executive officers and directors was approximately $2.4 million. No executive officer is entitled to any severance benefits upon termination of his or her employment with our company.

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

Change of control. If change of control occurs due to third-party acquisition, all outstanding options or share purchase rights may, at the discretion of our compensation committee, be assumed, or equivalent options or rights will be substituted by the successor corporation or parent or subsidiary of successor corporation. In the event that the successor corporation refuses to assume or substitute for the options or share purchase rights, all options or share purchase rights will become fully vested and exercisable and all forfeiture restrictions shall lapse.

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

Share options

As of the date of this annual report, our board of directors has granted certain of our officers, employees and consultants options for 5,206,000 ordinary shares in our company. The following paragraphs describe the principal terms of our restricted shares.

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

The following table summarizes, as of the date of this annual report, the outstanding options that we granted to our directors and executive officers and to other individuals as a group under our 2007 share incentive plan.

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

Audit committee

Our audit committee consists of Messrs. Weidong Wang, Dennis D. Zhu and Anthony J. Walton. Messrs. Weidong Wang, Dennis D. Zhu and Anthony J. Walton satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Securities Exchange Act of 1934, as amended. The audit committee oversees our accounting and financial reporting processes and audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

In 2009, our audit committee held meetings or passed resolutions by unanimous written consent four times.

Compensation committee

Our compensation committee consists of Messrs. Weidong Wang, Jing Lu and Dennis D. Zhu. Messrs. Weidong Wang, Jing Lu and Dennis D. Zhu satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

In 2009, our compensation committee held meetings or passed resolutions by unanimous written consent once.

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

In 2009, our corporate governance and nominating committee held meetings or passed resolutions by unanimous written consent once.

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

Duties of directors

Under Cayman Islands law, our directors have a duty of loyalty to act honestly and in good faith, with a view to our best interests. Our directors also have a duty to exercise the skill they possess with such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care, our directors must ensure compliance with our memorandum and articles of association. We have the right to seek damages if a duty owed by our directors is breached. If a director has a personal interest in a matter before the board of directors of our company, the director will disclose such interest to the board of directors, excuse himself or herself from the discussion of the matter and will not take part in the vote on the matter.

Terms of directors and officers

In accordance with our articles of association, all directors are eligible for re-election once every three years. At each annual general meeting, one-third of our directors (or, if their number is not a multiple of three, the number nearest to but not less than one-third) will retire from office by rotation. A retiring director shall be eligible for re-election and shall continue to act as a director at the meeting during which he has proposed his retirement. The directors to retire by rotation shall include any director who wishes to retire and not to offer himself for re-election. Any other directors subject to retirement shall be those who have been longest in office since their last re-election or appointment. In addition, a director must vacate his directorship if he resigns, becomes mentally unsound or dies, is absent from board meetings for six consecutive months without special leave from our board, becomes bankrupt or ceases to be a director under the law or is removed by our shareholders. A director may be removed by an ordinary resolution of our shareholders. Officers are selected by and serve at the discretion of the board of directors. The compensation of our directors is determined by the board of directors. There is no mandatory retirement age for directors.

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

Communications with our independent directors

Our board of directors has adopted procedures for all interested parties to directly communicate their concerns or inquiries to our independent directors. All interested parties may make their concerns known to the presiding director Mr. Weidong Wang via paulwang.wsp@gmail.com.

D.

Employees

As of December 31, 2007, 2008 and 2009, we employed 2,352, 4,414 and 4,758 full-time employees, respectively. The following table sets forth the number of our full-time employees by area as of December 31, 2009.

As of December 31, 2009
Production	3,112
Technical services	606
Quality assurance	333
Logistics	259
General administration	386
Marketing and sales	62
Total	4,758

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

E.

Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of this annual report:

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

	Shares beneficially owned
	Number	%
Directors and executive officers:
Longhua Piao(1)(7)	104,560,000	51.0
Abdul Halim bin Harun(2)(8)	46,100,000	22.5
Xizhong Xu	*	*

	Shares beneficially owned
	Number	%
Weidong Wang	*	*
Jing Lu	*	*
Dennis D. Zhu(3)	14,088,000	6.9
Anthony J. Walton(4)	4,000	*
Baiqin Yu	*	*
Yi Zhang	*	*
Rixin Luo	*	*
Yanping Dong(5)	*	*
Qing Zhang	*	*
Jiaxing Liu	*	*
All directors and executive officers as a group(6)	167,248,000	81.7
Principal shareholders:
Expert Master Holdings Limited(7)	104,100,000	50.9
UMW China Ventures (L) Ltd.(8)	45,900,000	22.5
OCM Asia Principal Opportunities Fund, L.P.(9)	14,088,000	6.9

*

Upon exercise of all options exercisable within 60 days of the date of this annual report, would beneficially own 1% or less of our ordinary shares.

(1)

Includes (i) 104,100,000 ordinary shares owned by EMH, which is wholly owned by Mr. Piao; and (ii) 460,000 ordinary shares issuable upon exercise of options held by Mr. Piao. The business address of Mr. Piao is No. 38 Zhujiang Road, Xinqu, Wuxi, Jiangsu Province, People’s Republic of China.

(2)

Includes (i) 45,900,000 ordinary shares owned by UMW China Ventures (L) Ltd.; and (ii) 200,000 ordinary shares issuable upon exercise of options held by Mr. Abdul Halim bin Harun. Mr. Abdul Halim bin Harun is UMW Holdings Berhad’s group managing director and chief executive officer. UMW Holdings Berhad is the ultimate owner of UMW China Ventures (L) Ltd. Mr. Abdul Halim bin Harun disclaims beneficial ownership of all of the shares owned by UMW China Ventures (L) Ltd. The business address of Abdul Halim bin Harun is UMW Holdings Bhd, Jalan Utas 15/7, 40915 Shah Alam, Selangor, Malaysia.

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

(4)

Includes 4,000 ordinary shares issuable upon exercise of options held by Mr. Walton.

(5)

Ms. Dong is Mr. Piao’s spouse.

(6)

Includes ordinary shares issuable upon exercise of options held by all of our directors and executive officers as a group.

(7)

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

Except the transactions described in footnote (8) above relating to our ordinary shares owned by EMH, we are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Item 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.

Related Party Transaction

Other transactions among certain shareholders, their predecessors or subsidiaries

Transactions with Mr. Piao and his affiliates

Based on a building lease agreement dated June 19, 2006 and subsequently amended, WSP China has rented from Wuxi Longhua a piece of land and certain buildings located in Wuxi, China for production and storing purposes, for which we paid $225,000, $426,000 and $798,000 in 2007, 2008 and 2009, respectively. The lease expired on August 31, 2009 and was renewed for a term of one year. We also purchased a motor vehicle from Wuxi Longhua in the amount of approximately $73,000 for the year ended December 31, 2009 on an arm’s length basis.

In 2009, for financing purpose, we utilized our credit facilities by issuing certain bank and commercial acceptance notes to Wuxi Longhua for its presentation to certain PRC banks for discounting and payment before the notes’ maturity dates, and the excess amount obtained through these notes were refunded by Wuxi Longhua to us. In view of the purpose and nature of the transactions, we accounted for them as financing transactions with the banks in our financial statements. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources— Bill financing.”

Wuxi Quanhua Material Co., Ltd., or Quanhua Material, a company controlled by Mr. Quanhua Piao, Mr. Piao’s brother, has been providing logistics services to us on an arm’s length basis during the years ended December 31, 2007, 2008 and 2009, for which we paid the fees of approximately $2.2 million, $5.6 million and $3.4 million, respectively. On January 5, 2007, we entered into a Logistics Framework Agreement with Quanhua Material for the supply of logistics services at fees to be negotiated by the parties on an arm’s length basis. This agreement expired on December 31, 2009 and was renewed for a term of one year.

Wuxi Aihua Chemical Company Limited, or Wuxi Aihua, a company controlled by Mr. Quanhua Piao, has been providing painting and chemical products to us on an arm’s length basis during the year ended December 31, 2007, for which we paid fees of approximately $0.7 million. On January 5, 2007, we entered into a framework agreement with Wuxi Aihua for the supply of painting and chemical products at a price to be negotiated by the parties on an arm’s length basis. This agreement expired on December 31, 2009 and was not renewed. We also rented vehicles from Wuxi Aihua on an arm’s length basis for approximately $20,000, $22,000 and $22,000 for the years ended December 31, 2007, 2008 and 2009, respectively. In 2008 and 2009, Wuxi Aihua also provided certain antirust services to us, which amounted to $140,000 and $10,000 in fees based on prices negotiated on an arm’s length basis. We also purchased three motor vehicles from Wuxi Aihua in the amount of approximately $10,000 for the year ended December 31, 2009 on an arm’s length basis. In 2009, we sold certain waste materials to Wuxi Aihua in the amount of approximately $25,000 on an arm’s length basis.

Xuyi Aihua Oil Pipe Anticorrosive Product Co., Ltd., or Xuyi Aihua, a company controlled by Mr. Quanhua Piao, has been providing chemical products, such as paint, to us since January 2007. In 2007, 2008 and 2009, we paid approximately $2.5 million, $4.8 million and $3.4 million, respectively, in fees based on prices negotiated on an arm’s length basis. We expect to continue to purchase products from Xuyi Aihua in the future. In 2008, Xuyi Aihua also purchased products from us on an arm’s length basis for a total consideration of approximately $11,000.

Wuxi Eastar Co., Ltd., or Wuxi Eastar, is a limited liability company incorporated in China and controlled by Miss Yanping Dong, Mr. Piao’s spouse. In 2009, we sold OCTG products to Wuxi Eastar in the amount of approximately $4.6 million on an arm’s length basis. We also purchased equipment from Wuxi Eastar in the amount of approximately $1.1 million for the year ended December 31, 2009 on an arm’s length basis.

Wuxi Bright Wanbang Oil & Gas Anticorrosion Co., Ltd., or Wuxi Wanbang, an investee company in which we hold a 29% equity interest, provided certain anticorrosion services to us on an arm’s length basis, which amounted to $617,000 and $4.0 million in fees for the years ended December 31, 2008 and 2009. In addition, Wuxi Wanbang purchased raw materials from us on an arm’s length basis, which amounted to approximately $1.4 million for the year ended December 31, 2009.

In 2009, we provided a prepayment in the amount of $3.0 million to WSP Pipe, a company controlled by Mr. Piao and incorporated in the Thai-Chinese Rayong Industrial Zone, Thailand for the procurement of raw materials. In February 2010, we, through FSHL, acquired WSP Pipe from Mr. Piao with a nominal consideration.

Other related party transactions

We purchased coal from Wuxi Shinan Trading Co., Ltd. in 2007, 2008 and 2009 on an arm’s length basis for approximately $3.4 million, $7.0 million and $2.7 million, respectively. Wuxi Shinan Trading Co., Ltd. is controlled by Mr. Cheng Huang’s family. Mr. Huang is a major shareholder and director of Jiangsu Fanli.

Liaoning Daxing Steel Pipes Co., Ltd, or Liaoning Daxing, is a company which holds a 30% equity interest in Liaoyang Seamless. We purchased spiral welded pipes for the construction of plant and electricity power supply from Liaoning Daxing on an arm’s length basis for approximately $18,000 and $104,000, respectively, for the year ended December 31, 2009. In 2009, Liaoning Daxing provided transportation services to us on an arm’s length basis for approximately $187,000. We also rented vehicles from Liaoning Daxing on an arm’s length basis for approximately $33,000 for the year ended December 31, 2009.

Jilin Yude Co., Ltd., or Jilin Yude, is a company controlled by the 49% equity investors of Chaoyang Seamless. We sold steel billets to Jilin Yude in the amount of approximately $679,000 for the year ended December 31, 2009 on an arm’s length basis.

C.

Interests of Experts and Counsel

Not applicable.

Item 8.

FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal proceedings

In April 2009, seven U.S. companies and the United Steelworkers Union filed a petition with the ITC and the DOC, alleging that China based OCTG manufacturers unfairly dumped OCTG products in the U.S. market and that Chinese producers were benefitting from massive government subsidies. We were named as one of the major exporters of OCTG products from China and included as one of the mandatory respondent companies to the United States government’s countervailing duty investigation. On September 8, 2009, a preliminary determination was issued with a countervailing duty rate of 24.92% assigned to us. On December 7, 2009, the DOC published its final determination in the countervailing duties investigation with a rate of 14.61% assigned to WSP China. The rate was subsequently changed to 14.95% in January 2010 due to certain ministerial errors made by the DOC.

WSP China was not classified as a mandatory respondent to the anti-dumping investigation and participated in this case as a separate rate respondent. In November 2009, we received a preliminary anti-dumping rate of 36.53% which was based on the average dumping rates of other OCTG producers that were selected as mandatory respondents. In December 2009, this rate was amended to 96.51%, due to certain ministerial errors made by the DOC. On April 9, 2010, the DOC announced its final determination in the anti-dumping investigation with a rate of 29.94% assigned to WSP China. In May 2009, this rate was amended to 32.07%, after correcting certain ministerial errors. The anti-dumping and countervailing duties are applied to all Chinese exports of OCTG products to the United States starting from the date of the DOC’s preliminary determinations. WSP China did not export OCTG products to the United States in 2009 after the date of the DOC’s preliminary determinations. The anti-dumping and countervailing duties will apply to us if WSP China exports OCTG products to the United States in the future and we are not subject to any other penalties or fines.

In December 2008, SB International, Inc., a Texas corporation, brought a case against us, Houston OCTG, WSP China, Mr. Longhua Piao and certain other individuals in the District Court of Dallas County, Texas, alleging that the defendants interfered with the plaintiff’s contracts and business relations with its customers. The petition also contained claims for theft of information, conversion, breach of fiduciary duty, misappropriation of confidential information, fraud and conspiracy. There is no specific amount of damages claimed in the petition. We have denied the claims and intend to vigorously defend ourselves against the claims. The trial date has been set in September 2010.

In December 2008, Houston OCTG, WSP China and WSP USA, LLC filed a petition against Satish Gupta, YAS International, Inc. and SB International, Inc. The petition contains requests for declaratory judgment and claims for breach of fiduciary duty, negligence, constructive fraud, request for accounting and breach of contract. The trial date has been set in December 2010.

In May 2007, Frank H. Migl and several other plaintiffs brought a lawsuit against Watson Pipe, Inc., Atlas Tubular, L.P., Halliburton Energy Services, Inc. and Xxtreme Inspection in the District Court of Lavaca County, Texas. The plaintiffs alleged that a casing pipe ruptured in one of plaintiffs oil and gas, which caused over $7.0 million in damages. In 2008, the plaintiffs amended the petition to add WSP China as a defendant, and one of the defendants filed a petition against WSP China as third-party defendant, alleging that WSP China supplied the defective product for the operation. We have denied the claims and intend to vigorously defend ourselves against the claims. The trial date has been set on November 15, 2010.

In December 2009, Dewbre Petroleum Corporation, as the plaintiff, brought a lawsuit against SB International, Inc., Tubular Synergy Group, LP, Padre Tubular Resources, Inc. and Xxtreme Pipe Storage, LLC in the District Court of Nueces County, Texas. The plaintiff alleged that a defective pipe caused damage to its well. In January 2010, the plaintiffs amended the petition to add WSP China as a defendant, alleging that WSP China supplied the defective pipe.  The plaintiff claimed total damages in the amount of approximately $5.7 million. We have denied the claims and intend to vigorously defend ourselves against the claims.

In August 2009, Western Oil and Gas Development Corp., as the plaintiff, brought a lawsuit against WSP China, J&B Pipe Supply, Inc., SB International, Inc. and certain other party in the District Court of Canadian County, Oklahoma. The plaintiff alleged that a casing pipe provided by WSP China caused damage to its well. The plaintiff claimed total damages in the amount of approximately $9.5 million. We have denied the claims and intend to vigorously defend ourselves against the claims.

In April 2010, Penn Virginia Oil & Gas, L.P., as the plaintiff, brought a lawsuit against WSP China and certain other parties in the District Court of Panola County, Texas, alleging that WSP China supplied a defective casing pipe, which caused a failed operation in an oil and gas well. The plaintiff claimed total damages in the amount of approximately $4.8 million. We intend to vigorously defend ourselves against the claims.

In May 2010, Chesapeake Louisiana, L.P. and certain other parties, as the plaintiffs, brought a lawsuit against WSP China and certain other parties in the District Court of Desoto Parish, Louisiana, alleging that WSP China supplied a defective casing pipe, which caused a failed operation in an oil and gas well. There is no specific amount of damages claimed in the petition. We intend to vigorously defend ourselves against the claims.

Except as disclosed above, we are not currently a party to any other material legal or administrative proceedings. However, we are, from time to time, a party to various legal or administrative proceedings arising in the ordinary course of our business.

Dividend policy

From time to time, we have paid dividends to shareholders. We declared a dividend of $15.0 million in January 2005, which was in turn contributed by our shareholders to increase the registered capital of WSP China. We declared dividends in aggregate of $28.8 million in June 2006 and August 2006 and $32.5 million in October 2007. In March 2009, we declared cash dividend in the amount of $0.15 per ordinary share, or $0.30 per ADS, and a one-time special cash dividend in the amount of $0.225 per ordinary share, or $0.45 per ADS, out of our annual profits for the years ended December 31, 2007 and 2008.

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

THE OFFER AND LISTING

A.

Offering and Listing Details.

Our ADSs, each representing two ordinary shares, have been listed on the New York Stock Exchange since December 6, 2007 under the symbol “WH.” The following table sets forth the high and low trading prices of our ordinary shares for the period indicated:

	Trading Price
	High	Low
Annual High and Low
2007 (from December 6)	9.50	8.16
2008	9.24	3.65
2009	7.50	2.23
Quarterly High and Low
First Quarter 2008	9.24	3.75
Second Quarter 2008	8.48	4.84
Third Quarter 2008	9.00	5.55
Fourth Quarter 2008	6.50	3.65
First Quarter 2009	5.15	2.23
Second Quarter 2009	7.50	3.30
Third Quarter 2009	6.60	4.11
Fourth Quarter 2009	4.97	2.95
First Quarter 2010	3.48	2.55
Second Quarter 2010	2.99	1.55
Monthly High and Low
January 2010	3.48	2.90
February 2010	3.03	2.57
March 2010	3.25	2.55
April 2010	2.99	2.57
May 2010	2.74	1.55
June 2010	2.19	1.61
July 2010 (through July 14)	1.67	1.40

B.

Plan of Distribution

Not applicable.

C.

Markets

Our ADSs, each representing two ordinary shares, have been listed on the New York Stock Exchange since December 6, 2007 under the symbol “WH.”

For the year ended December 31, 2009, the trading price of our ADSs ranged from $2.23 to $7.50 per ADS.

D.

Selling Shareholders

Not applicable.

E.

Dilution

Not applicable.

F.

Expenses of the Issue

Not applicable.

Item 10.

ADDITIONAL INFORMATION

A.

Share Capital

Not applicable.

B.

Memorandum and Articles of Association

The following are summaries of the material provisions of our amended and restated memorandum and articles of association, as well as the Companies Law (2009 Revision) of the Cayman Islands, which is referred to as the Companies Law below, in so far as they relate to the material terms of our shares. This summary is not complete, and you should read our amended and restated memorandum and articles of association.

Registered Office

Our registered office is located at the offices of Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

Objects

Our amended and restated memorandum of association states that the objects for which the Company is established are unrestricted, and that the Company shall have and be capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit, as provided in section 27(2) of the Companies Law and in view of the fact that the Company is an exempted company that the Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the Company carried on outside the Cayman Islands.

Board of Directors

See “Item 6.C. Board Practices—Board of Directors.”

Meetings

Subject to the company’s regulatory requirements, an annual general meeting and any extraordinary general meeting shall be called by not less than ten clear days’ notice in writing. Notice of every general meeting will be given to all of our shareholders other than those that, under the provisions of our amended and restated articles of association or the terms of issue of the ordinary shares they hold, are not entitled to receive such notices from us, and also to our principal external auditors. Extraordinary general meetings may be called only by the chairman of our board of directors or a majority of our board of directors, and may not be called by any other person.

Notwithstanding that a meeting is called by a shorter notice than that mentioned above, but, subject to applicable regulatory requirements, it will be deemed to have been duly called, if it is so agreed (1) in the case of a meeting called as an annual general meeting by all of our shareholders entitled to attend and vote at the meeting; (2) in the case of any other meeting, by a majority in number of our shareholders having a right to attend and vote at the meeting, being a majority together holding not less than 95% in nominal value of the ordinary shares giving that right.

Two shareholders present in person or by proxy (in the case of a shareholder being a corporation, by its duly authorized representative) that represent not less than one-third in nominal value of our total issued and outstanding voting shares will constitute a quorum. No business other than the appointment of a chairman may be transacted at any general meeting unless a quorum is present at the commencement of business. If present, the chairman of our board of directors shall be the chairman presiding at any shareholders meetings.

A corporation being a shareholder shall be deemed for the purpose of our amended and restated articles of association to be present in person if represented by its duly authorized representative being the person appointed by resolution of the directors or other governing body of such corporation to act as its representative at the relevant general meeting or at any relevant general meeting of any class of our shareholders. Such duly authorized representative shall be entitled to exercise the same powers on behalf of the corporation that he represents as that corporation could exercise if it were our individual shareholder.

The quorum for a separate general meeting of the holders of a separate class of shares is described in “—Modification of Rights” below.

Voting rights attaching to the shares

Subject to any special rights or restrictions as to voting for the time being attached to any shares, at any general meeting on a show of hands every shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) shall have one vote, and on a poll every shareholder present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly appointed representative) shall have one vote for each fully paid share of which such shareholder is the holder.

No shareholder shall be entitled to vote or be reckoned in a quorum, in respect of any share, unless such shareholder is registered as our shareholder at the applicable record date for that meeting and all calls or installments due by such shareholder to us have been paid.

If a recognized clearing house or depositary (or its nominee(s)) is our shareholder, it may authorize such person or persons as it thinks fit to act as its representative(s) at any meeting or at any meeting of any class of shareholders provided that, if more than one person is so authorized, the authorization shall specify the number and class of shares in respect of which each such person is so authorized. A person authorized pursuant to this provision is entitled to exercise the same powers on behalf of the recognized clearing house or depositary (or its nominee(s)) as if such person was the registered holder of our shares held by that clearing house or depositary (or its nominee(s)) including the right to vote individually on a show of hands.

Protection of minority shareholders

The Grand Court of the Cayman Islands may, on the application of shareholders holding not less than one fifth of our shares in issue, appoint an inspector to examine our affairs and to report thereon in a manner as the Grand Court shall direct.

Any shareholder may petition the Grand Court of the Cayman Islands that may make a winding up order, if the court is of the opinion that it is just and equitable that we should be wound up.

Claims against us by our shareholders must, as a general rule, be based on the general laws of contract or tort applicable in the Cayman Islands or their individual rights as shareholders as established by our amended and restated memorandum and articles of association.

The Cayman Islands courts ordinarily would be expected to follow English case law precedents which permit a minority shareholder to commence a representative action against, or derivative actions in our name to challenge (1) an act which is ultra vires or illegal, (2) an act which constitutes a fraud against the minority and the wrongdoers are themselves in control of us, and (3) an irregularity in the passing of a resolution which requires a qualified (or special) majority.

Pre-emption rights

There are no pre-emption rights applicable to the issue of new shares under either Cayman Islands law or our amended and restated memorandum and articles of association.

Liquidation rights

Subject to any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation for the time being attached to any class or classes of shares (1) if we are wound up and the assets available for distribution among our shareholders are more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed pari passu among those shareholders in proportion to the amount paid up at the commencement of the winding up on the shares held by them, respectively and (2) if we are wound up and the assets available for distribution among the shareholders as such are insufficient to repay the whole of the paid-up capital, those assets shall be distributed so that, as nearly as may be, the losses shall be borne by the shareholders in proportion to the capital paid up at the commencement of the winding up on the shares held by them, respectively.

If we are wound up, the liquidator may with the sanction of our special resolution and any other sanction required by the Companies Law, divide among our shareholders in specie or kind the whole or any part of our assets (whether they shall consist of property of the same kind or not) and may, for such purpose, set such value as the liquidator deems fair upon any property to be divided and may determine how such division shall be carried out as between the shareholders or different classes of shareholders. The liquidator may also vest the whole or any part of these assets in trustees upon such trusts for the benefit of the shareholders as the liquidator shall think fit, but so that no shareholder will be compelled to accept any assets, shares or other securities upon which there is a liability.

Modification of rights

Except with respect to share capital (as described below) and the location of the registered office, alterations to our amended and restated memorandum and articles of association may only be made by special resolution, meaning a majority of not less than two-thirds of votes cast at a shareholders meeting.

Subject to the Companies Law, all or any of the special rights attached to shares of any class (unless otherwise provided for by the terms of issue of the shares of that class) may be varied, modified or abrogated with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. The provisions of our amended and restated articles of association relating to general meetings shall apply similarly to every such separate general meeting, but so that the quorum for the purposes of any such separate general meeting or at its adjourned meeting shall be a person or persons together holding (or represented by proxy) on the date of the relevant meeting not less than one-third in nominal value of the issued shares of that class, every holder of shares of the class shall be entitled on a poll to one vote for every such share held by such holder and that any holder of shares of that class present in person or by proxy may demand a poll.

The special rights conferred upon the holders of any class of shares shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

Alteration of capital

We may from time to time by ordinary resolution:

•

 increase our capital by such sum, to be divided into shares of such amounts, as the resolution shall prescribe;

•

consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

•

cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled subject to the provisions of the Companies Law;

•

sub-divide our shares or any of them into shares of smaller amount than is fixed by our amended and restated memorandum of association, subject nevertheless to the Companies Law, and so that the resolution whereby any share is sub-divided may determine that, as between the holders of the shares resulting from such subdivision, one or more of the shares may have any such preferred or other special rights, over, or may have such deferred rights or be subject to any such restrictions as compared with the others as we have power to attach to unissued or new shares; and

•

divide shares into several classes and without prejudice to any special rights previously conferred on the holders of existing shares, attach to the shares respectively any preferential, deferred, qualified or special rights, privileges, conditions or such restrictions that in the absence of any such determination in general meeting may be determined by our directors.

We may, by special resolution, subject to any confirmation or consent required by the Companies Law, reduce our share capital or any capital redemption reserve in any manner authorized by law.

Transfer of shares

Subject to any applicable restrictions set forth in our amended and restated articles of association, any of our shareholders may transfer all or any of his or her shares by an instrument of transfer in the usual or common form or in a form prescribed by the NYSE or in any other form that our directors may approve.

Our directors may decline to register any transfer of any share which is not paid up or on which we have a lien. Our directors may also decline to register any transfer of any share unless:

•

the instrument of transfer is lodged with us accompanied by the certificate for the shares to which it relates and such other evidence as our directors may reasonably require to show the right of the transferor to make the transfer;

•

the instrument of transfer is in respect of only one class of share;

•

the instrument of transfer is properly stamped (in circumstances where stamping is required); and

•

a fee of such maximum sum as the New York Stock Exchange may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on notice being given by advertisement in such one or more newspapers or by any other means in accordance with the requirements of the New York Stock Exchange, be suspended and the register closed at such times and for such periods as our directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our directors may determine.

Share repurchase

We are empowered by the Companies Law and our amended and restated articles of association to purchase our own shares, subject to certain restrictions. Our directors may only exercise this power on our behalf, subject to the Companies Law, our amended and restated memorandum and articles of association and to any applicable requirements imposed from time to time by the New York Stock Exchange, the SEC, or by any other recognized stock exchange on which our securities are listed.

Dividends

Subject to the Companies Law, we may in a general meeting declare dividends in any currency to be paid to our shareholders. Dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our directors determine is no longer needed. Our board of directors may also declare and pay dividends out of the share premium account or any other fund or account that can be authorized for this purpose in accordance with the Companies Law.

Except in so far as the rights attaching to, or the terms of issue of, any share otherwise provides (1) all dividends shall be declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid, but no amount paid up on a share in advance of calls shall be treated for this purpose as paid up on that share and (2) all dividends shall be apportioned and paid pro rata according to the amounts paid upon the shares during any portion or portions of the period in respect of which the dividend is paid.

Our directors may also pay any dividend that is payable on any shares semi-annually or on any other dates, whenever our financial position, in the opinion of our directors, justifies such payment.

Our directors may deduct from any dividend or bonus payable to any shareholder all sums of money (if any) presently payable by such shareholder to us on account of calls, installments or otherwise.

No dividend or other money payable by us on or in respect of any share shall bear interest against us.

In respect of any dividend proposed to be paid or declared on our share capital, our directors may resolve and direct that (1) such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid up, provided that our members entitled thereto will be entitled to elect to receive such dividend (or part thereof if our shareholders so determine) in cash in lieu of such allotment or (2) the shareholders entitled to such dividend will be entitled to elect to receive an allotment of shares credited as fully paid up in lieu of the whole or such part of the dividend as our directors may think fit. We may also, on the recommendation of our directors, resolve in respect of any particular dividend that, notwithstanding the foregoing, it may be satisfied wholly in the form of an allotment of shares credited as fully paid up without offering any right of shareholders to elect to receive such dividend in cash in lieu of such allotment.

Any dividend interest or other sum payable in cash to the holder of shares may be paid by check or warrant sent by mail addressed to the holder at his registered address, or addressed to such person and at such addresses as the holder may direct. Every check or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the register in respect of such shares, and shall be sent at his or their risk and payment of the check or warrant by the bank on which it is drawn shall constitute a good discharge to us.

All dividends unclaimed for one year after having been declared may be invested or otherwise made use of by our board of directors for the benefit of our company until claimed. Any dividend unclaimed after a period of six years from the date of declaration of such dividend may be forfeited by our board of directors and, if so forfeited, shall revert to us.

Whenever our directors or our shareholders in a general meeting have resolved that a dividend be paid or declared, our directors may further resolve that such dividend be satisfied wholly or in part by the distribution of specific assets of any kind, and in particular, of paid up shares, debentures or warrants to subscribe for our securities or securities of any other company. Where any difficulty arises with regard to such distribution, our directors may settle it as they think expedient. In particular, our directors may issue fractional certificates, ignore fractions altogether or round the same up or down, fix the value for distribution purposes of any such specific assets, determine that cash payments shall be made to any of our shareholders upon the footing of the value so fixed in order to adjust the rights of the parties, vest any such specific assets in trustees as may seem expedient to our directors, and appoint any person to sign any requisite instruments of transfer and other documents on behalf of a person entitled to the dividend, which appointment shall be effective and binding on our shareholders.

Untraceable shareholders

We are entitled to sell any shares of a shareholder who is untraceable, provided that:

•

 all checks or warrants in respect of dividends of such shares, not being less than three in number, for any sums payable in cash to the holder of such shares have remained un-cashed for a period of 12 years prior to the publication of the advertisement and during the three months referred to in third bullet point below;

•

 we have not during that time received any indication of the whereabouts or existence of the shareholder or person entitled to such shares by death, bankruptcy or operation of law; and

•

 we have caused an advertisement to be published in newspapers in the manner stipulated by our amended and restated articles of association, giving notice of our intention to sell these shares, and a period of three months has elapsed since such advertisement and the New York Stock Exchange has been notified of such intention.

The net proceeds of any such sale shall belong to us, and when we receive these net proceeds we shall become indebted to the former shareholder for an amount equal to such net proceeds.

C.

Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

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

Moreover, the New Tax Law and its implementing rules provide that an income tax rate of 10% will be applicable to dividends payable to non-PRC shareholders that are derived from sources within the PRC, unless a tax treaty exists between the PRC and the relevant jurisdictions where such non-PRC shareholders reside and such treaty provides for a reduction or exemption of the relevant tax. We are a Cayman Islands holding company and our income mainly comes from dividends we receive from our subsidiaries, primarily from those located in the PRC. Since the New Tax Law and its implementing rules are relatively new and ambiguous in certain aspects, there is uncertainty as to how this New Tax Law will be implemented and whether the dividends we pay to our non-PRC shareholders will be subject to the 10% income tax. If we are required under the New Tax Law to withhold PRC income tax on such dividends, your investment in our ADSs may be materially and adversely affected. In addition, in 2009, FSHL was recognized by relevant tax authorities as a tax resident company in the Hong Kong Special Administrative Region. As a result, a withholding tax at 5% will be applicable on China dividends paid to FSHL.

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

With respect to non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2011, dividends may be taxed as qualified dividend income at the lower applicable capital gains rate provided that specified conditions are satisfied, including (1) the ADSs or ordinary shares, as applicable, are readily tradable on an established securities market in the United States, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) such holder meets specified holding period requirements. We expect the ADSs will continue to be listed on the New York Stock Exchange, and if so, the ADSs will be treated as readily tradable on an established securities market in the United States for purposes of clause (1). You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. PRC taxes withheld from dividends on the ADSs or ordinary shares at a rate not exceeding the rate provided for in the treaty between the PRC and the United States will be creditable against your US federal income tax liability, subject to applicable restrictions and limitations that may vary depending upon your individual circumstances. Instead of claiming a credit, you generally may elect to deduct such PRC taxes in computing your taxable income, subject to generally applicable limitations. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the ADSs or ordinary shares will generally constitute “passive category income” but could, in the case of some U.S. Holders, constitute “general category income.” The rules governing foreign tax credits are complex. Therefore, you should consult you own tax advisors regarding the availability of foreign tax credits in your particular circumstances.

Taxation of disposition of ADSs or ordinary shares

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

We believe that we should not be treated as a PFIC for our taxable year that ended December 31, 2009. We must make a separate determination each year as to whether we are a PFIC. As a result, it is possible that our PFIC status will change. For example, because the total value of our assets for purposes of the asset test generally will be calculated using the market price of our ADSs and ordinary shares, our PFIC status will depend in large part on the market price of our ADSs and ordinary shares. Accordingly, it is possible that fluctuations in the market price of the ADSs and ordinary shares will result in our being a PFIC for any year. In addition, for purposes of the income test, our gross income from the sales of goods is generally reduced by our cost of goods sold. Therefore, for example, if our cost of goods sold were to increase without an offsetting increase in our revenues from the sale of the related goods, we may under some circumstances become a PFIC under the income test. If we are a PFIC for any year during which you hold ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which you hold ADSs or ordinary shares. In addition, if we are a PFIC for any taxable year and any of our foreign subsidiaries is also a PFIC, a U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the subsidiary PFIC for purposes of the applicable of the rules governing PFICs. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

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

If you hold ADSs or ordinary shares in any year in which we are a PFIC, you will be required to file an annual information report with the U.S. Internal Revenue Service regarding distributions received on the ADSs or ordinary shares and any gain realized on the disposition of the ADSs or ordinary shares.

You are urged to consult your tax advisor regarding the application of the PFIC rules to your investment in ADSs or ordinary shares.

Information reporting and backup withholding

Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares that are made within the United States or through certain U.S. related financial intermediaries generally are subject to information reporting to the Internal Revenue Service and may be subject to U.S. backup. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status can provide such certification on Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding can be credited against your U.S. federal income tax liability, and you can obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

New Legislation

Newly enacted legislation requires certain U.S. Holders who are individuals, estates or trusts to pay 3.8% tax on, among other things, dividends and capital gains from the sale or other disposition of ADSs or ordinary shares for taxable years beginning after December 31, 2012. In addition, for taxable years beginning after March 18, 2010, new legislation requires certain U.S. Holders who are individuals to report information relating to an interest in our ADSs or ordinary shares, subject to certain exceptions. U.S. Holders should consult their tax advisers regarding the effect, if any of new U.S. federal income tax legislation on their ownership and disposition of our ADSs or ordinary shares.

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

I.

Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information on the Company—C. Organizational Structure.”

Item 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the potential loss arising from adverse changes in market rates and prices, such as interest rates, foreign currency exchange rates and commodity prices.

Inflation

According to the National Bureau of Statistics of China, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 4.8% in 2007, 5.9% in 2008 and -0.7% in 2009. Inflation in China has not materially impacted our results of operations in recent years, but we can provide no assurance that we will not be affected in the future.

Interest rate risk

Our exposure to interest rate risk primarily relates to the interest rates for our outstanding debt and the interest income generated by excess cash invested in liquid investments with original maturities of three months or less. As of December 31, 2009, we had short-term and long-term bank loans in the amount of $499.1 million and $196.4 million, respectively. Our short-term bank loans and long-term borrowings are subject to floating interest rates. As of December 31, 2009, our total borrowings amounted to $695.5  million with interest rates varying from 4.1% to 7.8% for the year ended December 31, 2009. Assuming the principal amount of the outstanding bank borrowings remains approximately the same as of December 31, 2009, a 1% increase in each applicable interest rate would add approximately $7.0 million to our interest expenses for the year ended December 31, 2009. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates.

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

Because a substantial portion of our costs and expenses is denominated in Renminbi, a resumption of the appreciation of the Renminbi against the U.S. dollar would further increase our costs in U.S. dollar terms. In addition, as we rely entirely on dividends paid to us by our operating subsidiaries in China, any significant depreciation of the Renminbi against the U.S. dollar may have a material adverse effect on our revenues and financial condition, and the value of, and any dividends payable on, our ordinary shares. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our common shares or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. The Renminbi appreciated by 1.7% against the U.S. dollar in 2009. A 10% decrease in the exchange rate of the U.S. dollar against the Renminbi would have resulted in a decrease of approximately $13.1 million in the value of our U.S. dollar-denominated financial assets at December 31, 2009.

We have been monitoring and managing our foreign exchange exposure as an integral part of our overall risk management program. We maintain a foreign currency risk management strategy that uses forward contracts to limit the effects of foreign exchange rate fluctuations on financial results. For instance, in July 2008, we entered into a series of monthly forward foreign exchange contracts with Standard Chartered Bank (China) Limited, pursuant to which Standard Chartered Bank agreed to purchase from WSP China a total of $120.0 million in U.S. dollar in exchange for certain amount of RMB at a fixed exchange rate. We settled these contracts in 2009 and have not entered into any new contracts. In accordance with ASC 815-10, “Derivatives and Hedging”, we apply the marked-to-market rules and recognize gains or losses resulted from changes in the fair value of the forward contracts in the consolidated statements of operations. See also “Item 3D. Key Information—Risk Factors—Risks Related to Doing Business in China—Fluctuations in exchange rates could adversely affect our business as well as result in foreign currency exchange losses.”

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

Item 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.

Debt Securities

Not applicable.

B.

Warrants and Rights

Not applicable.

C.

Other Securities

Not applicable.

D.

American Depositary Shares

Fees and Charges Payable by ADS Holders

JPMorgan Chase Bank, N.A., our depositary, may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities in any manner permitted by the deposit agreement or whose ADRs are cancelled or reduced for any other reason, $5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADRs or the deposited securities or a distribution of ADSs), whichever is applicable:

•

a fee of $1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;

•

a fee of up to $0.05 per ADS (or portion thereof) for any cash distribution made pursuant to the deposit agreement;

•

a fee of up to $0.05 per ADS per calendar year (or portion thereof) for services performed by the depositary in administering our ADR program (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

•

reimbursement of such fees, charges and expenses incurred by the depositary and/or any of the depositary’s agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rules or regulations (which charge shall be assessed on a proportionate basis against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such registered holders or by deducting such charge from one or more cash dividends or other cash distributions);

•

a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;

•

stock transfer or other taxes and other governmental charges;

•

cable, telex and facsimile transmission and delivery charges incurred at your request;

•

transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and

•

expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars.

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The fees described above may be amended from time to time.

Fees Payable by the Depository to Us

Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and exchange application and listing fees. The basis and amount of reimbursement available to us are not based upon the amounts of fees the depositary collects from investors, instead, they are subject to a maximum cap amount of up to $0.14 for each ADS issued during the first year and up to $0.015 for each ADS issued from the second year.

through the tenth year. The depositary will deduct the reimbursed expenses from the amount of fees payable to us, which we record as other income. We received from the depositary reimbursement of $3,924,000 and $114,000 for the years ended December 31, 2008 and 2009, respectively, for certain reasonable expenses related to our ADS program.

PART II

Item 13.

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

Item 15.

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of the period covered by this annual report. Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were not effective due to a material weakness as of the end of the period covered by this annual report.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such item is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act , for our company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with U.S. GAAP and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management has conducted an assessment, including testing of the design and the effectiveness of our internal control over financial reporting as of December 31, 2009. In making its assessment, management used the criteria in “Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.” Based on this evaluation, our chief executive officer and chief financial officer concluded that our internal control over financial reporting was not effective due to a material weakness, as defined by Auditing Standard 5, “An Audit of Internal Control Over Financial Reporting That Is Integrated with An Audit of Financial Statements.” See “Item 15. Control and Procedures.”  The material weakness identified was that the control procedures to ensure that a new type of sales transaction involving trading in iron ore and certain bill financing transactions were appropriately communicated internally and in a timely manner to those charged with maintaining our books and records and approved by senior management did not operate effectively.

We have subsequently implemented measures to address this material weakness.  For example, we ceased to conduct such overstated bill financing in the second quarter of 2010 and settled almost all of the bank and commercial acceptance notes involved in such bill financing, with the remaining amount to be fully settled by their repayment dates.   We formulated and approved a series of specific internal guidelines and corporate governance measures to ensure that the new type of sales transaction involving trading in iron ore and all future bill financing transactions are appropriately communicated internally and in a timely manner to those charged with maintaining our books and records and approved by senior management.  We also enhance our procedures to ensure that copies of transaction documents for sales transitions would be delivered and deposited with our finance department promptly.

Report of Independent Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2009 has been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm, who has audited the financial statements for the year ended December 31, 2009 included in this annual report.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of WSP Holdings Limited

We have audited the internal control over financial reporting of WSP Holdings Limited and its subsidiaries (collectively, the “Company”) as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on that risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management's assessment: the control procedures to ensure that a new type of sales transaction involving trading in iron ore and certain bill financing transactions were appropriately communicated internally and in a timely manner to those charged with maintaining the Company's books and records and approved by senior management did not operate effectively. This material weakness was considered in determining the nature, timing, extent of audit tests applied in our audit of the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2009 of the Company and this report does not affect our report on such financial statements and financial statement schedule.

In our opinion, because of the effect of the material weakness identified above on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We do not express an opinion or any other form of assurance on management's statements regarding measures subsequently implemented by the Company to address this material weakness.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2009, of the Company and our report dated July 15, 2010 expressed an unqualified opinion on those financial statements and financial statement schedule and included an explanatory paragraph relating to the retrospective application of the authoritative pronouncement issued by Financial Accounting Standards Board regarding noncontrolling interests, which was adopted by the Company on January 1, 2009.

/s/ Deloitte Touche Tohmatsu CPA Ltd.

Beijing, the People's Republic of China

July 15, 2010

Changes in Internal Controls over Financial Reporting

There were no adverse changes in our internal controls over financial reporting that occurred during the year ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Item 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

Mr. Dennis D. Zhu qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F. Messrs. Weidong Wang, Dennis D. Zhu and Anthony J. Walton satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Securities Exchange Act of 1934.

Item 16B.

CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officer, chief financial officer, chief operating officer, chief technology officer, vice presidents and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as Exhibit 99.1 to our registration statement on Form F-1 (File No. 333-147351) filed with the Securities and Exchange Commission on November 13, 2007 and posted the code on our website http://www.wsphl.com. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

Item 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu CPA Ltd., or DTTC, our principal external auditors, for the periods indicated.

(in thousands)	2008	2009
Audit fees(1)	$2,566	$1,868
Audit-related fees	$250(2)	-
Tax-related fees(3)	$41	$68

(1)

“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditor for the audit of the consolidated financial statements and of the effectiveness of internal control over financial reporting, statutory audits of certain subsidiaries, reviews of the quarterly financial statements, procedures related to registration statement filed with the SEC.

(2)

“Audit-related fees” in 2008 means the aggregate fees billed for professional services rendered by our principal auditor for the due diligence work associated with certain contemplated acquisitions.

(3)

“Tax-related fees” in 2009 means the aggregate fees billed for tax compliance, tax advice, and tax planning services.

(4)

In 2009, a member firm of DTTC provided audit and tax-related services to one of our subsidiaries for a fee of $370,000 and $35,000 respectively, in addition to the fees disclosed in the table above.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by DTTC, including audit services, audit-related services, tax services and other services as described above, other than those for de minimus services which are approved by the Audit Committee prior to the completion of the service.

Item 16D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

Item 16E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The table below is a summary of the shares repurchased by us as of the date of this annual report. All shares were purchased in the open market.

Period	Total Number of ADSs(1) Purchased	Average Price Paid per ADS(1)	Total Number of ADSs Purchased as Part of Publicly Announced Plan(2)	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Plan(2)
March 1, 2010 – March 31, 2010	71,102	$2.73	71,102	$9,803,415.90
April 1, 2010 – April 30, 2010	636,185	$2.80	636,185	$8,196,597.03
Total	707,287	$2.80	70,287	$8,196,597.03

(1)

Each of our ADSs represents two ordinary shares.

(2)

The repurchase plan was approved by the board of directors on November 25, 2009 and provides for the repurchase of up to $10 million of our ordinary shares.

We expect that all the ADSs repurchased and their underlying ordinary shares will be cancelled.

Item 16F.

CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

Item 16G.

CORPORATE GOVERNANCE

We believe that there are no significant differences between our corporate governance practices and those of U.S. domestic companies under the listing standards of the New York Stock Exchange.

PART III

Item 17.

FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18.

FINANCIAL STATEMENTS

The consolidated financial statements of WSP Holdings Limited and its subsidiaries are included at the end of this annual report.

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

4.9

English translation of Joint Venture Agreement, dated March 27, 2008 between First Space Holdings Limited and Liaoning Steel Pipe Co., Ltd. (incorporated by reference to Exhibit 4.39 of our Annual Report on Form 20-F (File No. 001-33840), filed with the Securities and Exchange Commission on June 12, 2008).

4.10

English translation of Equity Transfer Agreement, dated July 24, 2008, between Hebei Bishi Industry Group Co., Ltd. and Wuxi Seamless Oil Pipes Co., Ltd regarding Inner Mongolia Tuoketuo County Mengfeng Special Steel Co., Ltd. (incorporated by reference to Exhibit 4.20 of our Annual Report on Form 20-F (File No. 001-33840), filed with the Securities and Exchange Commission on May 5, 2009).

8.1*	Subsidiaries of the Registrant.
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 13, 2007).

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Deloitte Touche Tohmatsu CPA Ltd.

*

Filed with this Annual Report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WSP Holdings Limited

By:  /s/ Longhua Piao

Name:

Longhua Piao

Title:

Chairman and Chief Executive Officer

Date: July 15, 2010

WSP HOLDINGS LIMITED

Report of Independent Registered Public Accounting Firm
and Financial Statements
For the years ended December 31, 2007, 2008 and 2009

WSP HOLDINGS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF WSP HOLDINGS LIMITED

We have audited the accompanying consolidated balance sheets of WSP Holdings Limited and its subsidiaries (the “Company”) as of December 31, 2008 and 2009 and the related consolidated statements of operations, changes in equity and comprehensive income, and cash flows for each of the three years ended December 31, 2009 and the related financial statement schedule included in Schedule I. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2008 and 2009 and the results of its operations and its cash flows for each of the three years ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to such consolidated financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2(a) to the financial statements, the Company has experienced a significant decline in sales in the United States due to the anti-dumping and countervailing duty on seamless pipes made in China and is required to repay a significant amount of short-term borrowings that raise substantial doubt about its ability to continue as a going concern. Management’s plans and actions in regard to these matters are further described in Note 2(a). The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 3 to the consolidated financial statements, such statements have been adjusted for the retrospective application of the authoritative pronouncement issued by Financial Accounting Standards Board regarding non-controlling interests, which was adopted by the Company on January 1, 2009.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated July 15, 2010 expressed an adverse opinion on the Company’s internal control over financial reporting because of a material weakness.

/s/ Deloitte Touche Tohmatsu CPA Ltd.
Beijing, the People’s Republic of China
July 15, 2010

WSP HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS
(In U.S. dollar thousands, except for share and share-related data)

	As of December 31, 2008	As of December 31, 2009
Assets
Current assets:
Cash and cash equivalents	$89,097	$133,250
Restricted cash	231,988	205,613
Term deposit	111	114
Accounts and bills receivable, net of allowance for doubtful accounts of $10,086 and $9,808 in 2008 and 2009, respectively	246,463	204,906
Advances to suppliers	15,049	23,514
Inventories	311,383	266,090
Prepaid lease payments for land use rights, current	555	739
Income taxes receivable	2,224	7,338
Prepaid expenses and other current assets	16,270	17,307
Amounts due from related parties	—	6,701
Deferred income tax assets	6,791	4,594
Total current assets	919,931	870,166
Property, plant and equipment, net	313,936	407,052
Intangible assets, net	136	971
Goodwill	—	415
Prepaid lease payments for land use rights, non-current	31,550	33,321
Deposits for acquisition of property, plant and equipment	41,740	75,940
Equity-method investment	1,077	972
Deferred income tax assets, non-current	2,241	5,557
Total assets	$1,310,611	$1,394,394

WSP HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS — continued
(In U.S. dollar thousands, except for share and share-related data)

	As of December 31, 2008	As of December 31, 2009
Liabilities and equity
Current liabilities:
Accounts payable	$344,817	$162,557
Advances from customers	19,823	12,592
Amounts due to related parties	2,880	7,340
Accrued expenses and other current liabilities	79,842	74,362
Income taxes payable	10,232	474
Borrowings — due within one year	337,438	506,448
Product warranty	1,103	655
Total current liabilities	796,135	764,428
Borrowings — due after one year	—	189,069
Deferred income tax liabilities, non-current	10,461	1,022
Unrecognized tax benefits	2,020	5,563
Total liabilities	808,616	960,082
Equity:
WSP Holdings Limited shareholders’ equity:
Share capital (Ordinary shares $0.0001 par value, 500,000,000 shares authorized, 205,789,800 shares issued and outstanding as of December 31, 2008 and December 31, 2009, see Note 17)	21	21
Additional paid-in capital	256,502	257,311
Statutory non-distributable reserves	32,597	37,119
Retained earnings	166,070	88,552
Accumulated other comprehensive income	27,416	27,735
Total WSP Holdings Limited shareholders’ equity	482,606	410,738
Non-controlling interests	19,389	23,574
Total equity	501,995	434,312
Total liabilities and equity	$1,310,611	$1,394,394

The accompanying notes are an integral part of these consolidated financial statements.

WSP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS
(In U.S. dollar thousands, except for share and share-related data)

	Year ended
	December 31, 2007	December 31, 2008	December 31, 2009
Net revenues	$483,783	$912,090	$577,029
Cost of revenues	(357,997)	(703,531)	(496,656)
Gross profit	125,786	208,559	80,373
Selling and marketing expenses	(8,578)	(22,770)	(18,244)
General and administrative expenses	(13,591)	(41,740)	(44,798)
Other operating (expenses) income, net	(32)	2,589	2,559
Income from operations	103,585	146,638	19,890
Other income (expenses)
Interest income	2,074	7,694	5,962
Interest expense	(12,615)	(23,013)	(22,988)
Other income	212	767	767
Exchange differences	(1,898)	(6,984)	218
Income before provision for income taxes	91,358	125,102	3,849
Provision for income taxes	(15,188)	(24,405)	(2,137)
Net income before earnings in equity investments	76,170	100,697	1,712
Earnings (loss) in equity investments	—	1	(105)
Net income	76,170	100,698	1,607
Less: Net income (loss) attributable to the non-controlling interests	(1,609)	(1,349)	2,568
Net income attributable to WSP Holdings Limited	74,561	99,349	4,175
Earnings attributable to WSP Holdings Limited per share
Basic	$0.49	$0.48	$0.02
Diluted	$0.48	$0.48	$0.02
Weighted average ordinary shares used in the computation of earnings per share:
Basic	153,561,644	205,663,247	205,789,800
Diluted	153,738,133	205,663,247	205,789,800

The accompanying notes are an integral part of these consolidated financial statements.

WSP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
AND COMPREHENSIVE INCOME
(In U.S. dollar thousands, except for share and share-related data)

	WSP Holdings Limited Shareholders
				Statutory		Accumulated	Total WSP
	Ordinary share		Additional	non-		other	Holdings Limited’s			Total
			paid-in	distributable	Retained	comprehensive	shareholders’	Non-controlling	Total	comprehensive
	Shares	Amount	capital	reserves	earnings	income	equity	interests	equity	income
Balance as of January 1, 2007	150,000,000	$15	$35,035	$8,057	$49,283	$3,760	$96,150	$2,813	$98,963	$—
Issuance of ordinary shares, net of issuance expenses of $20,008	50,000,000	5	192,487	—	—	—	192,492	—	192,492	—
Amortization of deferred share-based compensation expense	—	—	1,042	—	—	—	1,042	—	1,042	—
Net income	—	—	—	—	74,561	—	74,561	1,609	76,170	76,170
Cumulative effect of the adoption of the authoritative pronouncement regarding the accounting for uncertainty in income taxes on January 1, 2007	—	—	—	—	(83)	—	(83)	—	(83)	—
Statutory non-distributable reserves	—	—	—	12,533	(12,533)	—	—	—	—	—
Dividends	—	—	—	—	(32,500)	—	(32,500)	—	(32,500)	—
Disposal of subsidiary	—	—	—	—	—	—	—	(496)	(496)	—
Foreign currency translation adjustment	—	—	—	—	—	9,462	9,462	76	9,538	9,538
Balance as of December 31, 2007	200,000,000	$20	$228,564	$20,590	$78,728	$13,222	$341,124	$4,002	$345,126	$85,708
Issuance of ordinary shares, net of issuance expenses of $1,765	5,789,800	1	22,842	—	—	—	22,843	—	22,843	—
Amortization of deferred share-based compensation expense	—	—	2,299	—	—	—	2,299	—	2,299	—
Net income	—	—	—	—	99,349	—	99,349	1,349	100,698	100,698
Non-controlling investor contribution (Note 18)	—	—	2,797	—	—	—	2,797	13,199	15,996	—
Statutory non-distributable reserves	—	—	—	12,007	(12,007)	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	14,194	14,194	839	15,033	15,033
Balance as of December 31, 2008	205,789,800	$21	$256,502	$32,597	$166,070	$27,416	$482,606	$19,389	$501,995	$115,731
Amortization of deferred share-based compensation expense	—	—	809	—	—	—	809	—	809	—
Net income	—	—	—	—	4,175	—	4,175	(2,568)	1,607	1,607
Statutory non-distributable reserves	—	—	—	4,522	(4,522)	—	—	—	—	—
Dividends	—	—	—	—	(77,171)	—	(77,171)	(439)	(77,610)	—
Non-controlling investor contribution (Note 18)	—	—	—	—	—	—	—	7,173	7,173	—
Foreign currency translation adjustment	—	—	—	—	—	319	319	19	338	338
Balance as of December 31, 2009	205,789,800	$21	$257,311	$37,119	$88,552	$27,735	$410,738	$23,574	$434,312	$1,945

The accompanying notes are an integral part of these consolidated financial statements.

WSP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In U.S. dollar thousands, except for share and share-related data)

	Year ended
	December 31, 2007	December 31, 2008	December 31, 2009
Cash flows from operating activities:
Net income	$76,170	$100,698	$1,607
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation of property, plant and equipment	18,035	22,961	29,522
Amortization of prepaid lease payments for land use rights	204	472	729
Amortization of acquired intangible assets	44	51	93
Share-based compensation	1,042	2,299	809
Allowance for doubtful accounts	606	9,944	(278)
Guarantee provision, net	(1,280)	—	—
Product warranty provided	368	2,935	108
Loss on disposal of property and equipment	169	—	121
Gain on disposal or dissolution of subsidiaries	(154)	—	—
Earnings in equity investments	—	(1)	105
Fair value change of consideration payable in connection with acquisition of Mengfeng	—	544	1,330
Changes in assets and liabilities:
Accounts and bills receivable	(76,821)	(110,389)	42,040
Advances to suppliers	(1,401)	4,464	(8,451)
Amounts due from related parties	5,868	2,407	(6,701)
Inventories	(71,425)	(131,710)	45,545
Land use rights	(280)	(1,852)	(952)
Prepaid expenses and other current assets	75	(13,774)	(1,021)
Accounts payable	59,006	153,455	(182,576)
Amounts due to related parties	1,654	(164)	78
Advances from customers	(2,149)	16,214	(7,250)
Deferred income taxes	(583)	(1,458)	(10,420)
Income taxes payable	(39)	7,422	(9,758)
Income taxes receivable	(604)	(1,620)	(5,114)
Other payables and accrued expenses	(5,061)	6,766	(9,009)
Product warranty	(279)	(2,029)	(556)
Unrecognized tax benefits	1,720	217	3,543
Net cash provided by (used in) operating activities	4,885	67,852	(116,456)
Cash flows from investing activities:
(Increase) decrease in restricted cash	(61,261)	(101,938)	26,555
(Increase) decrease in term deposit	(157)	46	(3)
Purchase of property, plant and equipment	(38,724)	(123,975)	(132,789)
Acquisition of Mengfeng, net of cash and cash equivalents acquired of $2,928 (Note 3)	—	(17,742)	—
Acquisition of a business by Chaoyang Seamless	—	—	(13,904)
Purchase of equity investment	—	(1,076)	—
Tendering deposits paid for acquisition of mining rights	—	(7,632)	—
Return of tendering deposits paid for acquisition of mining rights	—	7,632	—
Proceeds from disposal of subsidiaries	(1)	—	—
Net cash used in investing activities	(100,143)	(244,685)	(120,141)

WSP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS — continued
(In U.S. dollar thousands, except for share and share-related data)

	Year ended
	December 31, 2007	December 31, 2008	December 31, 2009
Cash flows from financing activities:
Contribution from non-controlling investors in subsidiaries	—	7,995	7,173
Dividends paid	(41,875)	—	(77,610)
Proceeds from short-term loans	405,889	541,126	882,585
Proceeds from long-term loans	54,760	—	196,391
Advances from related parties	—	—	4,379
Other advances	—	6,142	—
Repayment of other advances	—	(7,609)	(10,939)
Repayment of short-term loans	(309,009)	(477,582)	(670,072)
Repayment of long-term loans	(53,300)	(7,316)	(51,210)
Proceeds from issuance of ordinary shares by initial public offering, net of issuance expenses	193,639	21,696	—
Net cash provided by financing activities	250,104	84,452	280,697
Effect of foreign exchange rate changes on cash and cash equivalents	1,622	1,505	53
Net increase (decrease) in cash and cash equivalents	156,468	(90,876)	44,153
Cash and cash equivalents at beginning of the year	23,505	179,973	89,097
Cash and cash equivalents at end of the year	$179,973	$89,097	$133,250

Supplemental cash flow information:

Non-cash financing activities:
Non-cash capital contribution from non-controlling investor of subsidiaries	—	8,001	—
Liabilities assumed in connection with acquisition of land use rights	701	—	—
Liabilities assumed in connection with acquisition of property, plant and equipment	18,262	22,929	25,564
Consideration payable in connection with acquisition of Mengfeng	—	18,516	19,863
Supplemental cash flow information:
Interest paid	12,935	23,175	27,408
Income taxes paid	14,687	19,663	22,233

The accompanying notes are an integral part of these consolidated financial statements.

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollar thousands, except for share and share-related data)

1.	ORGANIZATION AND DESCRIPTION OF BUSINESS

WSP Holdings Limited (“WSP Holdings”) was incorporated in the Cayman Islands on November 16, 2006. WSP Holdings together with its subsidiaries (collectively the “Company”), is a Chinese manufacturer of seamless casing, tubing and drill pipes used for oil and natural gas exploration, drilling and extraction.

The Company holds its interest in the operating subsidiaries indirectly through a wholly owned intermediate holding company, First Space Holdings Limited (“FSHL”) that was incorporated in the British Virgin Islands (“BVI”).

A majority of the Company’s business is conducted through a wholly owned operating subsidiary established in the People’s Republic of China (“PRC”), Wuxi Seamless Oil Pipes Company Limited (“WSP China”).

As of December 31, 2009, the Company’s subsidiaries are as follows:

Name	Date of incorporation/ acquisition	Place of incorporation	Equity interest holder	Percentage of legal ownership
FSHL	June 12, 2006	BVI	WSP Holdings	100%
WSP China	November 17, 1999	PRC	FSHL	100%
Jiangsu Fanli Pipe Co., Ltd. (“Jiangsu Fanli”)	April 28, 2006	PRC	WSP China	70%
Liaoyang Seamless Oil Pipes Co., Ltd. (“Liaoyang Seamless”)	April 7, 2008	PRC	FSHL	70%
Songyuan Seamless Oil Pipes Co., Ltd.	April 15, 2008	PRC	WSP China	100%
Houston OCTG Group, Inc. (“Houston OCTG”)	April 1, 2008	United States	FSHL	100%
Tuoketuo County Mengfeng Special Steel Co., Ltd. (“Mengfeng”).	July 24, 2008	PRC	WSP China	51%
Bazhou Seamless Oil Pipes Co., Ltd. (“Bazhou Seamless“)	October 14, 2008	PRC	WSP China	100%
Luntai County Longhua Mining Industrial Co., Ltd.	October 14, 2008	PRC	WSP China	100%
Chaoyang Seamless Oil Steel Casting Pipes Co., Ltd. (“Chaoyang Seamless”)	April 30, 2009	PRC	WSP China	51%

WSP China was established in the PRC on November 17, 1999. Through a series of recapitalization and reorganization, WSP China was ultimately owned by WSP Holdings, which in turn owned by Expert Master Holdings Limited, an entity controlled by Mr. Longhua Piao (“Mr. Piao”), a PRC citizen and UMW China Ventures (L) Ltd., an entity controlled by UMW Holdings Berhad (“UMW”), a company incorporated in Malaysia.

In December 2007, the Company completed an initial public offering (“IPO”) of 25,000,000 American depositary shares (“ADSs”) representing 50,000,000 of the Company’s ordinary shares in the New York Stock Exchange in the United States of America. In January 2008, the Company issued an additional 2,894,900 ADSs, representing 5,789,800 of the Company’s ordinary shares, pursuant to the underwriters’ over-allotment option to purchase these additional ADSs from the Company. As a result, the Company’s outstanding share capital increased from 200,000,000 ordinary shares as of December 31, 2007 to 205,789,800 ordinary shares as of December 31, 2009.

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In U.S. dollar thousands, except for share and share-related data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation and principles of consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

All intercompany accounts and transactions have been eliminated. The results of subsidiaries acquired or disposed of during the respective periods are included in the consolidated statements of operations from the effective date of acquisition or up to the effective date of disposal, as appropriate. The portion of the income applicable to non-controlling interests in subsidiary undertakings is reflected in the consolidated statements of operations.

In 2009, the Company has experienced a significant decline in sales to the United States due to anti-dumping and countervailing duty on seamless pipes made in China, imposed by the United States government as set out in Note 27(c). In 2009, products exported to the United States accounted for 9.0% of the Company’s net revenues, compared to 22.7% and 34.3% of the Company’s net revenues, in 2007 and 2008, respectively. In addition, as of December 31, 2009, the Company has a significant amount of short term borrowings, totaling $506,448, which requires the Company to secure additional funds given the Company’s current cash position. The Company’s available liquidity includes cash and cash equivalents, restricted cash, term deposit, and unused credit facilities. As of December 31, 2009, the Company had cash and cash equivalents balance of $133,250, restricted cash of $205,613, term deposit of $114 and unused bank credit facilities of $124,923 which are subject to renewal within the next twelve months. For the year ended December 31, 2009, the Company had negative operating cash flow of $116,456 compared to a positive cash flow of $67,852 for the year ended December 31, 2008. Further, the Company did not meet certain financial covenants contained in its loan facilities.

Future uses of cash will include, among other possible demands:

•	Continuing capital expenditures;

•	Repayment of bank borrowings; and

•	Continuing use of cash in operations

The Company has taken various actions to conserve cash, procure additional financing and improve the liquidity. Such actions include reducing working capital requirements in operations through reduction of inventories and other measures and reducing capital spending through delaying or scaling down certain projects. The Company’s ability in meeting future cash flow requirements is dependent on many events outside of its direct control, including, among other things, successful renewal of bank borrowings, additional financing from the banks and capital market, and recovery of demand and selling prices for Oil Country Tubular Goods (“OCTG”) products.

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In U.S. dollar thousands, except for share and share-related data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

(a)	Basis of presentation and principles of consolidation — continued

In addition, while the Company did not meet certain financial covenants contained in its loan facilities, the Company agreed to implement measures to address the breaches in financial covenants and obtained waivers of such breaches from the relevant lenders for more than twelve months from December 31, 2009. The Company considers that it has sufficient liquidity as the current assets are greater than current liabilities as of December 31, 2009. During the first five months of 2010, the Company has obtained additional financing of $134,251 from various banks and renewed $160,662 out of $506,448 bank borrowings outstanding as of December 31, 2009. While the Company is required to repay $285,735 bank borrowings in the remaining seven months, the Company believes it will be able to renew a substantial portion of its bank borrowings and bank credit facilities as they fall due.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the liquidation of liabilities in the ordinary course of business.

(b)	Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenue and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the Company’s consolidated financial statements include allowance for doubtful accounts, the useful lives and impairment for property, plant and equipment, goodwill and acquired intangible assets, write-down in value of inventory, provision for product warranty, provision for income tax and share-based payments. Actual results could differ from those estimates.

(c)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid short-term deposits which are unrestricted as to withdrawal and use, and which have maturities of three months or less when purchased.

(d)	Accounts receivable and allowance for doubtful accounts

Accounts receivable are recorded at the invoiced amount and do not bear interest. Amounts collected on accounts receivable are included in the net cash from operating activities in the consolidated statements of cash flows. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. Management considers the following factors when determining the collectibility of specific customer accounts; customer credit-worthiness, past transaction history with the customer, and current economic industry trends.

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

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

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

Buildings	20-30	years
Equipment, furniture and fixtures	5	years
Plant and machinery	10	years
Motor vehicles	5	years
Computer equipment and software	3-5	years

(g)	Prepaid lease payments for land use rights

All land in the PRC is owned by the PRC government. The government in the PRC, according to the relevant PRC law, may sell the right to use the land for a specified period of time. Payments for acquiring land use rights represent prepayments of rentals over the periods the rights are granted and are stated at the amount prepaid less accumulated amortization and any recognized impairment loss. Amortization is provided over the term of the land use right agreement on a straight-line basis. Prepaid lease payments which are to be amortized in the next twelve months or less are classified as current assets.

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

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In U.S. dollar thousands, except for share and share-related data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

(j)	Goodwill

The excess of the purchase price over the fair value of net assets acquired is recorded on the consolidated balance sheet as goodwill. Goodwill is not amortized but is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. The Company performs its annual goodwill impairment test on December 31 of each year for all reporting units. Goodwill is tested following a two-step process. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.

(k)	Long-term investment

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

(k)	Interest capitalization

Interest expenses incurred in relation to construction in progress are capitalized only during periods in which activities necessary to prepare the property, plant and equipment for its intended use are in progress. Capitalized interest expenses are recorded in construction in progress, and reclassified to property, plant and equipment upon substantial completion. Interest expenses incurred for such items after the construction is substantially completed and ready for the intended use are charged to expense as incurred.

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In U.S. dollar thousands, except for share and share-related data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

(m)	Revenue recognition

The Company’s principal sources of revenues are the sales of specialized oil pipes and to a lesser extent sales of iron ore. The Company recognizes revenue when (1) there is persuasive evidence of an arrangement with the customer, (2) product is shipped and title has passed, and the Company has no significant future performance obligation, (3) the amount due from the customer is fixed or determinable, and (4) collectibility is reasonably assured. There is no significant customer acceptance process. The Company assesses whether the amount due from the customer is fixed or determinable based on the terms of the agreement with the customer, including, but are not limited to, the payment terms associated with the transaction. The Company assesses collection based on a number of factors, including past transaction history with the customer and creditworthiness of the customer.

The Company presents revenue net of value added tax (“VAT”), applicable local government levies and sales returns. VAT on sales is calculated at 17% on revenue from product sales and paid after deducting input VAT on purchases. Net VAT balance between input VAT and output VAT is reflected in the accrued expenses and other current liabilities or prepaid expenses and other current assets. For products sold to overseas customers by the PRC entities, the Company first pays VAT at 17% and then receives a refund of 13%. The Company records VAT refund receivables on an accrual basis. VAT refund is recorded as a deduction to VAT payable on the consolidated balance sheets.

(n)	Shipping and handling costs

Shipping and handling costs are included in cost of revenues and amounted to $20,504, $44,836 and $26,017, for each of the three years ended December 31, 2009.

(o)	Government grants

Government grants include cash subsidies as well as other subsidies received from the PRC government by the subsidiaries of the Company. Such subsidies are generally provided as incentives from the local government to encourage the expansion of local business. Government grants are recognized when received and all the conditions specified in the grant have been met. Government grant recognized as other operating income were $759, $1,443 and $1,966 for each of the three years ended December 31, 2009. Capital grants received in advance of the acquisition of equipment are recorded initially in other current liabilities and then offset against the cost of the related equipment upon acquisition.

(p)	Research and development costs

Research and development costs are incurred in the development of the new products and processes, including significant improvements and refinements to existing products. All research and development costs are expensed as incurred.

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In U.S. dollar thousands, except for share and share-related data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

(q)	Product warranty

The Company provides a warranty to customers that its products will meet the stated functionality as agreed to in each sales arrangement. The Company provides for the estimated warranty costs under these guarantees based upon historical experience and management’s estimate of the level of future claims.

(r)	Retirement and other post-retirement benefits

Contributions to retirement schemes, which are defined contribution plans, are charged to expense as and when the related employee service is provided.

(s)	Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the lease period.

(t)	Income taxes

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

The Company adopted an authoritative pronouncement issued by Financial Accounting Statements Board (“FASB”) regarding the accounting for uncertainty in income taxes on January 1, 2007. The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In U.S. dollar thousands, except for share and share-related data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

(u)	Foreign currency translation

The Company has chosen United States dollar (“$”) as its reporting currency. Balance sheet accounts are translated using the exchange rates in effect at the balance sheet date. Transactions in currencies other than the United States dollar are translated using the average exchange rate prevailing in the period when transactions occurred. Translation adjustments are reported as cumulative transition adjustments and are shown as a separate component of other comprehensive income in the accompanying consolidated statements of changes in equity and comprehensive income.

The functional currency of WSP Holdings, FSHL and Houston OCTG is United States dollar, while the functional currency of the Company’s major operating subsidiaries in the PRC is Renminbi. Monetary assets and liabilities denominated in other currencies are translated into the applicable functional currencies at the rates of exchange in effect at the balance sheet date. Nonmonetary assets and liabilities are remeasured into the applicable functional currencies at historical exchange rates and transactions denominated in other currencies are converted at the applicable rates of exchange prevailing when the transactions occurred. Exchange gains and losses are recognized in the consolidated statements of operations.

(v)	Foreign currency risk

The Renminbi is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of Renminbi into other currencies. The value of the Renminbi is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The cash and cash equivalents of the Company included aggregate amounts of $41,400 at December 31, 2008 and $89,143 at December 31 2009, which were denominated mainly in Renminbi.

In addition to Renminbi, the Company may from time to time review its working capital requirements and hold the excess capital in other foreign currencies. The Company had total amount of cash and cash equivalents of $2,568 and $15 as of December 31, 2008 and 2009, respectively, which are held in currency other than functional currency of the respective entities.

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In U.S. dollar thousands, except for share and share-related data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

(w)	Concentration of credit risks

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

Net revenues from customers accounting for 10% or more of total net revenues are as follows:

	Year ended
Customer	December 31, 2007	December 31, 2008	December 31, 2009
	%	%	%

A	22	24	35
B	10	5	4
C	16	6	—
Total	48	35	39

Net accounts receivable from customers accounting for 10% or more of total net accounts receivable are as follows:

Customer	As of December 31, 2008	As of December 31, 2009
	%	%

A	30	16
B	14	9
D	2	19
E	—	12
Total	46	56

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In U.S. dollar thousands, except for share and share-related data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

(x)	Fair value

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Authoritative literature provides a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement as follows:

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

(y)	Financial instruments

Financial instruments include cash and cash equivalents, restricted cash, term deposits, accounts and bills receivable, amounts due from related parties, advances to suppliers, equity-method investments, accounts payable, advances from customers and other payables, amounts due to related parties, borrowings and foreign currency forward contracts. The carrying amounts of cash and cash equivalents, restricted cash, term deposits, accounts and bills receivable, advances to suppliers, amounts due from related parties, advances from customers, accounts payable, and amounts due to related parties approximate their fair value due to the short term maturities of these instruments.

Equity-method investments have no quoted market prices and it is not practicable to estimate their fair value without incurring excessive costs. The Company reviews the investments for impairment whenever events or changes in circumstances indicate that the carrying amount may no longer be recoverable. The Company would recognize an impairment loss if it is determined that the impairment is other than temporary.

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In U.S. dollar thousands, except for share and share-related data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

(y)	Financial instruments — continued

Bank borrowings bear a floating rate of interest. Because the stated interest rate reflects the market rate, the carrying value of the bank borrowings approximates its fair value.

Foreign currency forward contracts are marked to market based on the prevailing forward exchange rate quoted by the contracted bank with changes in the fair value recognized in the consolidated statements of operations. The Company does not designate the foreign currency forward contracts as hedging instruments. Assets and liabilities resulted from foreign currency forward contracts are recorded at its fair value (level 1 inputs).

(z)	Stock-based compensation

Stock-based compensation expense is recognized based on grant-date fair value estimated in accordance with an authoritative pronouncement. The Company recognizes the compensation costs net of a forfeiture rate on a straight-line basis over the requisite service period of the award with a corresponding impact reflected in additional paid-in capital. The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of stock compensation expense to be recognized in future periods.

(aa)	Net income per share

Basic net income per ordinary share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

Diluted net income per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares.

(bb)	Contingencies

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

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In U.S. dollar thousands, except for share and share-related data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

(cc)	Recently adopted accounting pronouncement

Effective January 1, 2009, the Company adopted an authoritative pronouncement issued by the FASB regarding non-controlling interests in consolidated financial statements, which was retrospectively applied. The pronouncement requires non-controlling interests to be separately presented as a component of shareholders’ equity in the consolidated financial statements. Further details of the adoption of this pronouncement are set out in Note 3.

Effective January 1, 2009, the Company adopted an authoritative pronouncement issued by the FASB regarding business combinations. The guidance established principles and requirements to improve reporting by creating greater consistency in the accounting and financial reporting of business combinations. The guidance requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. The adoption of this pronouncement did not have any significant impact on the Company’s financial condition or results of operations.

Effective January 1, 2009, the Company adopted an authoritative pronouncement issued by the FASB on determining the useful life of intangible assets. The guidance amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. The adoption of this pronouncement did not have any significant impact on the Company’s financial condition or results of operations.

Effective January 1, 2009, the Company adopted an authoritative pronouncement issued by the FASB regarding determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly. The pronouncement provides clarification on estimating fair value when the volume and level of activity for the asset or liability have significantly decreased and on identifying circumstances that indicate a transaction that is not orderly. The pronouncement emphasizes that even if there has been a significant decrease in the volume and level of activity for the asset or liability and regardless of the valuation technique(s) used, the objective of a fair value measurement remains the same. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under the then current market conditions. The adoption of this pronouncement did not have any significant impact on the Company’s financial condition or results of operations.

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In U.S. dollar thousands, except for share and share-related data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

(cc)	Recently adopted accounting pronouncement — continued

Effective January 1, 2009, the Company adopted an authoritative pronouncement issued by the FASB regarding subsequent events. The objective of the pronouncement is to establish general standards for the accounting and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, the pronouncement sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The adoption of this pronouncement did not have any significant impact on the Company’s financial condition or results of operations.

Effective July 1, 2009, the Company adopted the new Accounting Standards Codification (the “ASC”) as issued by the FASB. The ASC has become the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities and provides that all such pronouncements carry an equal level of authority. The ASC is not intended to change or alter existing U.S. GAAP. The ASC is effective for interim and annual periods ending after September 15, 2009. The adoption of the ASC did not have any significant impact on the Company’s financial condition or results of operations.

(dd)	Recently issued accounting pronouncements not yet adopted

In May 2009 and February 2010, the FASB issued an authoritative pronouncement regarding recognized and non-recognized subsequent events. This guidance establishes general standards of accounting for and disclosures of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. The guidance is effective on a prospective basis for fiscal years and interim periods beginning after June 15, 2009. The Company does not expect the adoption to have a significant effect on its financial statement disclosure.

In January 2010, the FASB issued an authoritative pronouncement to require additional disclosures related to transfers between levels in the hierarchy of fair value measurement. The pronouncement does not change how fair values are measured. The pronouncement is effective for fiscal years and interim periods beginning after December 15, 2009. The Company is currently evaluating whether the adoption will have a significant effect on its consolidated financial position or results of operations.

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In U.S. dollar thousands, except for share and share-related data)

3.	ADJUSTEMENTS FOR ADOPTION OF ACCOUNTING PRONOUNCEMENT ON NON-CONTROLLING INTERESTS

Effective January 1, 2009, the Company adopted the authoritative pronouncement issued by FASB, which establishes accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity and should be reported as equity on the financial statements. It requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the non-controlling interest. Furthermore, disclosure of the amounts of consolidated net income attributable to the parent and to the non-controlling interest is required on the face of the financial statements.

The adoption of the pronouncement requires retrospective application of the presentation and disclosure requirements to all periods presented. Consequently, the Company adjusted its financial statements for the two years ended December 31, 2008 with the following:

(a)	the non-controlling interest (previously described as minority interest) has now been included as a component of total equity whereas previously it was shown outside of equity;

(b)	the net income or loss attributable to the non-controlling interest is now shown as an allocation of net income for the year rather than being deducted in arriving at net income; and

(c)	consolidated comprehensive income or loss now includes the comprehensive income or loss attributable to the non-controlling interest.

4.	ACQUISITION OF MENGFENG

On July 24, 2008, WSP China acquired the 100% equity interest of Mengfeng from Hebei Bishi Industry Group Co., Ltd. for a total cash consideration of $40,528 for which the present value was $38,818 at the time of the acquisition. The consideration is payable in two installments:

•	$20,670 was paid upon the completion of the acquisition in July 2008; and

•	$19,858 was required to be paid in 2009 but remained outstanding as of December 31, 2009, with a present value of $18,516 as of December 31, 2008.

The acquisition of Mengfeng was determined as an acquisition of assets, as it lacked certain inputs, processes and outputs necessary to conduct normal operations and to sustain a revenue stream by providing outputs to customers. The Company believes the acquisition will provide a steady supply of raw materials and becomes a critical step in its vertical integration of business.

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In U.S. dollar thousands, except for share and share-related data)

4.	ACQUISITION OF MENGFENG — continued

The cost of a group of assets acquired is allocated to the individual assets acquired or liabilities assumed based on their relative fair values. The cost is allocated as follows:

Property, plant and equipment	$68,689
Current assets	24,983
93,672
Liabilities assumed:
Advance from local industrial zone	7,320
Advance from former shareholder of Mengfeng for operating use	18,218
Other payables and accrued liabilities	29,316
54,854
Total	$38,818

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

5.	ACQUISITION OF BUSINESS BY CHAOYANG SEAMLESS

On July 1, 2009, Chaoyang Seamless, 51% owned by WSP China, acquired the steel billet manufacturing business from Chaoyang Seamless Oil Casting & Forging Co., Ltd. for a cash consideration of $13,904. The Company believes that the acquisition would produce the synergy by facilitating the Company’s operation in Northeast China and enhancing its presence in that region. The transaction was considered as an acquisition of a business and accordingly the purchase method of accounting has been applied. The acquired net assets were recorded at their estimated fair values on the acquisition date. The acquired goodwill is not deductible for tax purposes.

The purchase price was allocated as follows:

Property, plant and equipment	$10,725
Patent	927
Land use rights	1,698
Goodwill	415
Deferred tax assets	139
Total	$13,904

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In U.S. dollar thousands, except for share and share-related data)

5.	ACQUISITION OF BUSINESS BY CHAOYANG SEAMLESS — continued

The valuation of tangible and intangible assets for the acquisition described above was based in part on a valuation analysis provided by American Appraisal China Limited, a third party valuation firm. The valuation analysis utilizes and considers generally accepted valuation methodologies such as the income, market and cost approach. The Company has incorporated certain assumptions which include projected cash flows and replacement costs.

The pro forma effect of the acquisition as if the acquisition had occurred on January 1, 2009 on the Group’s consolidated financial statements was insignificant.

The Company performed an impairment test for goodwill on December 31, 2009 and based on the results that the fair value of the reporting unit as a whole exceeds its carrying amount including goodwill, the Company recognized no impairment loss during the year ended December 31, 2009.

6.	RESTRICTED CASH

Restricted cash mainly represents bank deposits used to pledge the bank acceptance notes. The Company entered into credit agreements with commercial banks in China (“endorsing banks”) which agree to provide credit within stipulated limits with one year term. Within the stipulated credit limits, the Company can issue bank acceptance notes to its suppliers as payments for the purchases. In order to issue bank acceptance notes, the Company is generally required to make initial deposits with the endorsing banks in amounts of certain percentage of the face amount of the bank acceptance notes to be issued by the Company. The cash in such accounts is restricted for use over the terms of the bank acceptance note, which are normally three to six months.

7.	ACCOUNTS AND BILLS RECEIVABLE, NET

Accounts receivable, net, consists of the following:

	As of December 31, 2008	As of December 31, 2009
Accounts receivable	$207,073	$169,654
Less: allowance for doubtful accounts	(10,086)	(9,808)
	196,987	159,846
Bills receivable	29,686	15,058
Bills receivable endorsed to suppliers with recourse for the settlement of purchases	19,790	30,002
	49,476	45,060
	$246,463	$204,906

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In U.S. dollar thousands, except for share and share-related data)

7.	ACCOUNTS AND BILLS RECEIVABLE, NET — continued

Movement of allowance for doubtful accounts is as follows:

	Balance at beginning of the year	Charged to expense	Written-off	Balance at end of the year
2008	$142	$9,944	$—	$10,086
2009	$10,086	$(278)	$—	$9,808

All bills receivable are derived from the sale under the normal course of operation. No allowance was provided against bills receivable secured by issuing banks.

8.  INVENTORIES

Inventories consist of the following:

	As of December 31, 2008	As of December 31, 2009
Raw materials	$137,688	$96,067
Work in progress	46,980	57,374
Finished goods	138,605	125,880
	323,273	279,321
Less: write-down of inventory value	(11,890)	(13,231)
	$311,383	$266,090

The raw materials and finished goods held by third parties were $15,302 and $13,919 as of December 31, 2008, respectively. The raw materials and finished goods held by third parties were $5,949 and $42,775 as of December 31, 2009, respectively.

9.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	As of December 31, 2008	As of December 31, 2009
Value-added taxes refundable	$5,913	$12,182
Advances to staff	194	625
Other current assets	10,163	4,500
	$16,270	$17,307

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In U.S. dollar thousands, except for share and share-related data)

10.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consist of the following:

	As of December 31, 2008	As of December 31, 2009
Construction in progress	$39,167	$121,449
Land	6,709	7,095
Buildings	87,106	101,432
Equipment, furniture and fixtures	6,798	8,310
Plant and machinery	217,215	237,602
Motor vehicles	5,402	8,372
Computer equipment and software	3,232	4,007
	365,629	488,267
Less: accumulated depreciation	(51,693)	(81,215)
	$313,936	$407,052

For each of the three years ended December 31, 2009, depreciation expense was $18,035, $22,961 and $29,522, respectively.

The carrying amount of property, plant and equipment pledged by the Company to secure credit facilities granted to the subsidiaries at respective balance sheet dates is as follows:

	As of December 31, 2008	As of December 31, 2009
Construction in progress	$—	$34,043
Buildings	4,641	7,974
Plant and machinery	11,968	14,268
	$16,609	$56,285

The Company performed an impairment test of certain asset groups for which there is an indication that the carrying amount of an asset may no longer be recoverable on December 31, 2009 and based on the results that the future undiscounted net cash flows exceed the carrying amount of these asset groups, the Company recognized no impairment loss. The impairment test was based in part on a valuation analysis provided by American Appraisal China Limited, a third party valuation firm. The Company also performed an analysis on potential impairment indicators for other asset groups and concluded that test of recoverability was not required due to the absence of events or changes which indicate that the carrying amounts of these asset groups may not be recoverable.

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In U.S. dollar thousands, except for share and share-related data)

11.	INTANGIBLE ASSETS, NET

Intangible assets, net consist of the following:

	As of December 31, 2008	As of December 31, 2009
Costs:
Customer relationship	$259	$259
Backlog	1	1
Patent	—	928
	260	1,188
Accumulated amortization:
Customer relationship	(123)	(177)
Backlog	(1)	(1)
Patent	—	(39)
	(124)	(217)
	$136	$971

Expected useful economic lives of acquired intangible assets are as follows:

Customer relationship	6	years
Backlog	Within 1	year
Patent	10	years

For each of the three years ended December 31, 2009, amortization expense was $44, $51 and $93, respectively. The Company expects to record amortization expense of $136, $132, $93, $93, $93, $424 for 2010, 2011, 2012, 2013, 2014, 2015 and thereafter, respectively.

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In U.S. dollar thousands, except for share and share-related data)

12.	PREPAID LEASE PAYMENTS FOR LAND USE RIGHTS

	As of December 31, 2008	As of December 31, 2009
Prepaid lease payments for land use rights	$32,105	$34,060
Current portion of prepaid lease payments for land use rights	(555)	(739)
Non-current portion of prepaid lease payments for land use rights	$31,550	$33,321

The amount represents prepayments of rentals for land use rights situated in the PRC for a period of 50 years. For each of the three years ended December 31, 2009, amortization expense was $204, $472 and $729, respectively.

Certain land use rights were pledged to secure credit facilities granted to the subsidiaries. The carrying amount of land use rights pledged as of December 31, 2008 and December 31, 2009 were $7,181 and $12,195 respectively.

13.	EQUITY-METHOD INVESTMENT

On October 13, 2008, WSP China acquired a 29% equity interest of Wuxi Bright Wanbang Oil & Gas Anticorrosion Co., Ltd. (“Wuxi Bright Wanbang”) for $1,076 in cash. As the Company has the ability to exercise significant influence but does not have a controlling interest, the long-term investment was recorded using the equity method of accounting as follows:

	As of December 31, 2008	As of December 31, 2009
Investment cost	$1,076	$1,076
Share of gain (loss)	1	(104)
	$1,077	$972

The excess of the cost of investment over the Company’s share of the fair value of net assets of the investee company’s identifiable assets, liabilities and contingent liabilities at the date of acquisition represented goodwill of $30 which was included in the carrying amount of the investment and was not amortized.

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In U.S. dollar thousands, except for share and share-related data)

14.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	As of December 31, 2008	As of December 31, 2009
Payable for acquisition of property, plant and equipment	$22,929	$25,564
Consideration payable in connection with acquisition of Mengfeng	18,516	19,863
Advance from former shareholder of Mengfeng	13,846	5,071
Advance from local industrial zone	5,853	3,689
Accrued salary, bonus and welfare	6,613	3,694
Accrued sales commissions	2,070	3,116
Other taxes payable	1,101	3,739
Accrued interest	465	983
Foreign currency forward contracts	1,483	—
Deferred other income (incentive from ADS depository bank)	2,172	3,025
Others	4,794	5,618
	$79,842	$74,362

15.	BORROWINGS

	As of December 31, 2008	As of December 31, 2009
Short-term bank loans	$262,818	$432,490
Loans received in connection with bills receivable discounted with recourse	23,410	66,636
Long-term bank loans	51,210	196,391
	337,438	695,517
Less: amount due for settlement within 12 months (shown under current liabilities)	(337,438)	(506,448)
Amount due for settlement after 12 months	$—	$189,069

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In U.S. dollar thousands, except for share and share-related data)

15.	BORROWINGS — continued

Loan type	As of December 31, 2008	As of December 31, 2009
Secured Loans	$46,082	$161,115
Unsecured Loans	291,356	534,402
	$337,438	$695,517

Short-term bank loans

The Company’s bank loans bear interest rates ranging from 4.1% to 7.8% per annum.

Loans received in connection with bills receivable discounted with recourse

The Company received loans from the banks and assigned certain bills receivables to the banks with recourse. The maturities of those loans are normally under 1 year.

Long-term bank loans

In 2009, the Company entered into various long-term loan agreements with the Agricultural Bank of China, Bank of China, China Construction Bank and a regional commercial bank for an aggregated amount of $196,391, with $175,742 being unsecured loans, to facilitate its business expansion. Certain land use rights, property, plant and equipment were pledged to secure long-term loan of $20,649 from the regional commercial bank.

As of December 31, 2008 and 2009, the long-term loans bear floating interest rates from 90% to 130% of the benchmark interest rates for loans of the same maturity announced by the People’s Bank of China, except for one long-term loan with Bank of China which bears a fixed interest rate at 5.31% per annum.

For each of the three years ended December 31, 2009, interest cost capitalized was $627, $89 and $4,846, respectively.

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In U.S. dollar thousands, except for share and share-related data)

16.	PRODUCT WARRANTY

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

The following is a reconciliation of the changes in the Company’s aggregate product warranty liability:

	Year ended
	December 31, 2007	December 31, 2008	December 31, 2009
Beginning balance	$108	$197	$1,103
Warranty provided	368	2,935	108
Warranty costs incurred	(279)	(2,029)	(556)
Ending balance	$197	$1,103	$655

17.	CAPITAL STRUCTURE

WSP Holdings has one class of ordinary shares.

On November 16, 2006, WSP Holdings issued 1,000 ordinary shares with a par value of HK$0.01 upon incorporation. On December 1, 2006, in connection with a legal reorganization, WSP Holdings issued an additional 1,000 shares on a pro-rata basis to the shareholders of WSP Holdings. The Company has accounted for the issuance of shares in connection with this reorganization as a legal reorganization of entities under common control in a manner similar to the pooling-of-interests.

On August 23, 2007, WSP Holdings increased its authorized share capital by 500,000,000 ordinary shares with a par value of $0.0001 each, issued 150,000,000 shares to its shareholders. On the same day, WSP Holdings repurchased the 2,000 issued shares at HK$0.01 per share from shareholders, and then cancelled the authorized but unissued share capital of 38,000,000 shares of HK$0.01 each.

Share and earnings per share data for all periods presented prior to the change in capital structure have been retrospectively restated as if the change in capital structure and resulting ordinary shares had historically been authorized, issued and outstanding in the periods of WSP Holdings presented.

In connection with the IPO of the Company’s ADSs on December 6, 2007, WSP Holdings issued 50,000,000 ordinary shares with a par value of $0.0001 each. On January 9, 2008, the Company issued an additional 2,894,900 ADSs, representing 5,789,800 ordinary shares with a par value of $0.0001 each pursuant to the underwriters’ exercise of over-allotment option to purchase these additional ADSs from the Company. Each ADS represents two ordinary shares.

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In U.S. dollar thousands, except for share and share-related data)

18.	NON-CONTROLLING INVESTOR CONTRIBUTION

In April 2008, a non-controlling investor contributed certain land use rights as part of the capital contribution in Liaoyang Seamless in order to obtain a 30% equity interest in Liaoyang Seamless upon its incorporation. The fair value of assets contributed was greater than the required contribution of $13,199 and the surplus of $2,797 was recorded into the additional paid in capital.

In April 2009, two non-controlling investors contributed $7,173 in cash as part of the capital contribution in Chaoyang Seamless in order to obtain a 49% equity interest in Chaoyang Seamless upon its incorporation.

19.	SEGMENTAL AND GEOGRAPHIC INFORMATION AND REVENUE ANALYSIS

The Company operates in a single operating segment that includes the manufacture and distribution of oil pipes and related products. The Company’s chief operating decision maker is the Chief Executive Officer. The following table summarizes the Company’s net revenues in different geographic locations:

	Year ended
	December 31, 2007	December 31, 2008	December 31, 2009
Revenues
PRC	$205,072	$316,278	$355,402

Elsewhere in Asia
Malaysia	10,517	37,587	12,875
Korea	14,318	9,675	608
Singapore	29,574	22,138	5,236
Others	70,662	161,905	80,855
Subtotal	125,071	231,305	99,574

North America
Canada	1,320	5,080	936
United States of America	109,842	312,812	51,904
Subtotal	111,162	317,892	52,840
Others	42,478	46,615	69,213
Total	$483,783	$912,090	$577,029

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In U.S. dollar thousands, except for share and share-related data)

19.	SEGMENTAL AND GEOGRAPHIC INFORMATION AND REVENUE ANALYSIS — continued

The net revenues consist of the following products:

	Year ended
	December 31, 2007	December 31, 2008	December 31, 2009
API products	$288,607	$505,346	$414,250
Non-API products	152,386	294,776	102,186
Other products	42,790	111,968	60,593
Total	$483,783	$912,090	$577,029

Most of the Company’s long-lived assets are located in the PRC.

Note:	API means the primary international standards for manufacturing OCTG including casing, tubing, drilling pipes and line pipes, established by the American Petroleum Institute. API products are defined as standard products. Non-API products are defined as non-standard products with unique qualifications which are developed to meet special needs, such as improved strength, higher corrosion resistance, improved sealing and premium connectors, among others. Non-API products may include premium connections and/or high chromium and high nickel bearing products.

Others include green pipes which are semi-finished pipes that can be further processed into end-products.

20.	OTHER INCOME

	Year ended
	December 31, 2007	December 31, 2008	December 31, 2009
Incentive from ADS depository bank	$58	$767	$767
Gain on disposal of a subsidiary	154	—	—
Total	$212	$767	$767

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In U.S. dollar thousands, except for share and share-related data)

21.	DISPOSAL OF SUBSIDIARY

On August 4, 2007, the Company signed an agreement to sell all of its equity interest in WSP Heat Insulation, a subsidiary of the Company, for a cash consideration of $670, resulting in a gain of $154. The transaction was completed on August 31, 2007.

The net assets disposed of in the transaction are as follows:

Net assets disposed of
Cash and cash equivalents	$1
Accounts and bills receivable, net	265
Inventories	715
Other current assets	42
Property, plant and equipment, net	534
Accounts payable	(532)
Other current liabilities	(13)
1,012
Non-controlling interest	(496)
Gain on disposal	154
Total consideration	670

22.	INCOME TAXES

WSP Holdings is a tax-exempted company incorporated in the Cayman Islands. FSHL is a tax-exempted company incorporated in the BVI.

FSHL’s subsidiaries registered in the PRC (the “PRC entities”) are subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws.

On March 16, 2007, the National People’s Congress enacted a new enterprise income tax law, which took effect on January 1, 2008. The new law applies a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises. According to the new tax law, entities that qualify as high and new technology enterprises (“HNTE”) supported by the PRC government are allowed a 15% preferential tax rate instead of the uniform tax rate of 25%. Prior to January 1, 2008, companies established in China were generally subject to a State and local enterprise income tax, or EIT, at statutory rates of 30% and 3% respectively.

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In U.S. dollar thousands, except for share and share-related data)

22.	INCOME TAXES — continued

WSP China was officially granted the HNTE status in September 2008. Accordingly, WSP China has used the 15% preferential tax rate in the calculation of current and deferred tax balances because the company expects to retain the HNTE status in the foreseeable future. Prior to January 1, 2008, due to tax preferential policy as a “high and new technology enterprise” located in a high-tech zone in Wuxi, Jiangsu province, WSP China was entitled to a reduced income tax rate at 15%.

Other PRC entities are subject to the 25% and 33% EIT rate since and before January 1, 2008 respectively.

Houston OCTG is subject to United States federal corporate income tax rate of 34% and Texas state margin tax levied at 0.5% of gross profits.

The subsidiaries of FSHL that are tax residents in China, will be subject to the Chinese dividend withholding tax at 10% when these Chinese subsidiaries distribute dividends paid out of profits that arise on or after January 1, 2008. In 2009, following FSHL’s qualification as a tax resident company in the Hong Kong Special Administrative Region, a withholding tax at 5% is applicable on dividends paid to FSHL by these Chinese subsidiaries.

A provision for PRC dividend withholding tax has been made based on 40% of the 2008 and 2009 undistributed earnings of the Company’s PRC subsidiaries, which are expected to be distributed as dividends. The remaining undistributed earnings of the Company’s PRC subsidiaries of approximately $147,817 and $90,844 at December 31, 2008 and 2009 are considered to be indefinitely reinvested and thus no deferred tax liability has been made for the Chinese dividend withholding taxes. In 2009, the Company distributed dividends, including a one-time special cash dividend, partly out of the annual profits for the year ended December 31, 2007. No withholding tax is applicable on any dividend amount paid out of retained earnings before January 1, 2008.

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

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In U.S. dollar thousands, except for share and share-related data)

22.	INCOME TAXES — continued

Because the concept of tax residency is still relatively new in China, it is possible that the tax authorities could in the future assert that WSP Holdings and/or one or more of its non-Chinese subsidiaries are tax residents in China. In the event that this occurs, WSP Holdings or FSHL will become subject to the PRC Enterprise Income Tax Law on its worldwide income. This would cause any income WSP Holdings and FSHL earned to be subject to China’s 25% EIT. As there is an exemption for any dividends received by a China tax resident company from another tax resident company, such taxable income would not include any dividends from the Chinese subsidiaries.

The Company has made its assessment of the level of tax authority for each tax position (including the potential application of interest and penalties) based on the technical merits, and has measured the unrecognized tax benefits associated with the tax positions. The adoption of the authoritative pronouncement regarding the accounting for uncertainty in income taxes reduced the retained earnings as of January 1, 2007, by $1,720, including $10 interest, with a corresponding increase in the liability for uncertain tax positions. As of December 31, 2009, the Company had additional unrecognized tax benefits of $3,178 that mainly related to net operating loss carryforwards. The aforementioned liability is recorded as non-current liabilities because the related payment is not anticipated within one year of the balance sheet date. The Company classifies interest and/or penalties related to income tax matters in income tax expense. A reconciliation of the beginning and ending amount of unrecognized tax benefits for 2007, 2008 and 2009 is as follows:

Balance at January 1, 2007	$83
Additions based on tax positions related to 2007	1,720
Balance at December 31, 2007	$1,803
Interest	217
Balance at December 31, 2008	$2,020
Additions based on tax positions related to 2009	3,178
Interest	365
Balance at December 31, 2009	$5,563

There are no ongoing examinations by taxing authorities at this time. The Company’s tax years starting from 2004 to 2009 remain open in various tax jurisdictions. The Company does not anticipate any significant change within the next 12 months of its uncertain tax positions.

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In U.S. dollar thousands, except for share and share-related data)

22.	INCOME TAXES — continued

The provision for income taxes consists of the following:

	Year ended
	December 31, 2007	December 31, 2008	December 31, 2009
Current
— PRC income tax expense	$14,223	$22,974	$9,800
— U.S. income tax expense	—	2,592	(2,439)
	14,223	25,566	7,361
Deferred
— PRC income tax expense	(755)	(1,129)	(6,111)
— U.S. income tax expense	—	(249)	(2,656)
	(755)	(1,378)	(8,767)
Unrecognized tax benefits
— PRC unrecognized tax benefits	1,720	217	638
— U.S. unrecognized tax benefits	—	—	2,905
	1,720	217	3,543
Income tax expense	$15,188	$24,405	$2,137

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In U.S. dollar thousands, except for share and share-related data)

22.	INCOME TAXES — continued

The principal components of the deferred income tax assets and liabilities are as follows:

	As of December 31, 2008	As of December 31, 2009
Current deferred income tax assets
Allowance for doubtful accounts	$2,360	$2,383
Product warranty provision	165	217
Write-down in value of inventory	2,234	4,209
Net operating losses	1,609	378
Unrealized loss from change in fair value of foreign currency forward contracts	223	—
Others	200	562
	6,791	7,749
Less: valuation allowance	—	(2,358)
	6,791	5,391
Non-current deferred income tax assets
Pre-operating expenses	1,368	743
Net operating losses	—	12,808
Property, plant and equipment	873	1,474
Others	—	20
	2,241	15,045
Less: valuation allowance	—	(4,503)
	2,241	10,542
Non-current deferred income tax liabilities
Property, plant and equipment	5,542	5,229
Withholding tax for dividend payment to non-Chinese tax resident	4,795	1,575
Intangible assets	124	—
	$10,461	$6,804

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In U.S. dollar thousands, except for share and share-related data)

22.	INCOME TAXES — continued

For the purpose of presentation in the consolidated statements of financial position, certain deferred income tax assets and liabilities have been offset. The following is the analysis of the deferred income tax balances for financial reporting purpose:

	As of December 31, 2008	As of December 31, 2009
Current deferred income tax assets	$6,791	$4,594
Non-current deferred income tax assets	2,241	5,557
Current deferred income tax liabilities	—	—
Non-current deferred income tax liabilities	10,461	1,022

Reconciliations between the statutory tax rate and the Company’s effective tax rate are as follows:

	Year ended
	December 31, 2007	December 31, 2008	December 31, 2009
	%	%	%
Statutory tax rate (note)	33	25	25
Effect of expenses not deductible for tax purposes	1	—	25
Effect of income not taxable	—	—	(33)
Effect of income tax exemptions and reliefs	(20)	(11)	(105)
Effect of unrecognized tax benefits	2	—	92
Effect of income tax rate difference under different tax regulations	—	5	(126)
Effect of valuation allowance on deferred income tax assets	—	—	178
Effect on deferred taxes due to changes in tax rates under the new law for certain subsidiaries	1	1	—
Effective tax rate	17	20	56

Note:	The domestic tax rate in the jurisdiction where the operation of the Company is substantially based is used. On January 1, 2008, the new PRC enterprise income tax law took effect and has applied a uniform tax rate of 25%, including foreign-invested enterprises.

If the reliefs granted in the form of preferential tax rates to certain subsidiaries were not available, the provision for income taxes and earnings per share amounts would be as follows:

	Year ended
	December 31, 2007	December 31, 2008	December 31, 2009
Provision for income taxes	$33,352	$38,166	$6,172
Basic and diluted income per share	$0.37	$0.42	$(0.00)

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In U.S. dollar thousands, except for share and share-related data)

23.	DIVIDENDS

On July 18, 2007, WSP Holdings declared a payment of approximately $32,500 dividend to its equity interest holders. The dividend was paid on various dates from August 30, 2007 through December 27, 2007.

There was no dividend declared and paid by WSP Holdings during the year ended December 31, 2008.

On March 16, 2009, WSP Holdings declared an ordinary cash dividend in the amount of US$0.15 per ordinary share, or US$0.30 per ADS, and a one-time special cash dividend in the amount of US$0.225 per ordinary share, or US$0.45 per ADS, out of the annual profits, for the years ended December 31, 2007 and 2008. The ordinary cash dividend was paid on April 6, 2009 while the special cash dividend was paid on July 6, 2009.

24.	NET INCOME PER SHARE

The calculation of the net income per share is as follows:

	Year ended
	December 31, 2007	December 31, 2008		December 31, 2009
Numerator used in basic and diluted net income per share:
Income attributable to WSP Holdings	$74,561	$99,349		$4,175
Shares (denominator)
Weighted average ordinary shares outstanding used in computing basic earnings per share	153,561,644	205,663,247		205,789,800
Plus: incremental weighted average ordinary shares from assumed exercise of options using the treasury stock method	176,489	—	(i)	—	(i)
Weighted average ordinary shares outstanding used in computing diluted earnings per share	153,738,133	205,663,247		205,789,800
Net income per share-basic:
Net income attributable to WSP Holdings per ordinary share-basic	$0.49	$0.48		$0.02
Net income per share-diluted:
Net income attributable to WSP Holdings per ordinary share-diluted	$0.48	$0.48		$0.02

(i)	The Company had 5,206,000 and 4,994,000 outstanding share option which could potentially dilute basic net income per share, but which were excluded from the computation of diluted net income per share in the years ended December 31, 2008 and 2009 respectively, as the effect would have been anti-dilutive.

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In U.S. dollar thousands, except for share and share-related data)

25.	RELATED PARTY BALANCES AND TRANSACTIONS

Save as disclosed elsewhere in the financial statements, significant balances and transactions with related parties are as follows:

a.	Amounts due from related parties

Name of related party	As of December 31, 2008	As of December 31, 2009
Wuxi Bright Wanbang, equity investment of the Company	$—	$445
WSP Pipe Co., Ltd., company controlled by Mr. Piao	—	3,000
Liaoning Daxing Steel Pipes Co., Ltd., company controlled by non-controlling investors of subsidiary (“Liaoning Daxing”)	—	382
Wuxi Eastar Co., Ltd., company controlled by Mr. Piao’s family	—	2,874
	$—	$6,701

b.	Amounts due to related parties

Name of related party	As of December 31, 2008	As of December 31, 2009
Wuxi Huayi, company controlled by Mr. Piao	$146	$—
Wuxi Quanhua Material Co., Ltd. (“WXQH”), company controlled by Mr. Piao’s family	966	636
Wuxi Aihua Chemical Co., Ltd. (“WXAH”), company controlled by Mr. Piao’s family	63	—
Wuxi Shinan Trading company (“Wuxi Shinan”), controlled by a non-controlling investor of subsidiary	934	448
Xuyi Aihua Oil Pipe Anticorrosive Product Co., Ltd. (“XYAH”), company controlled by Mr. Piao’s family	567	1,122
Wuxi Bright Wanbang	183	—
Eastar Industries Inc., company controlled by Mr. Piao	21	—
Wuxi Eastar Co., Ltd.	—	672
Chaoyang Seamless Oil, company controlled by non-controlling investors of Chaoyang Seamless	—	83
Wang Ren, Ou Xiangli, non-controlling investors of Chaoyang Seamless	—	4,306
Mr. Longhua Piao	—	73
	$2,880	$7,340

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In U.S. dollar thousands, except for share and share-related data)

25.  RELATED PARTY BALANCES AND TRANSACTIONS — continued

c.	Transactions with related parties are as follows:

(a)	Sales of goods

	Year ended
Name of related party	December 31, 2007	December 31, 2008	December 31, 2009
UMW Oilfield International Trading (Labuan) Ltd, an affiliate of UMW	$6,387	$29,148	$—
XYAH	—	11	—
Wuxi Bright Wanbang	—	—	1,386
Wuxi Eastar Co., Ltd	—	—	4,649
Eastar Industries Inc.	381	—	—
Jilin Yude Co., Ltd., company controlled by non-controlling investors of subsidiary.	—	—	679

(b)	Sales of waste materials

	Year ended
Name of related party	December 31, 2007	December 31, 2008	December 31, 2009
WXAH	$—	$—	$25

(c)	Purchase of goods

	Year ended
Name of related party	December 31, 2007	December 31, 2008	December 31, 2009
WXAH	$701	$—	$—
WXQH	13	—	—
Wuxi Shinan	3,377	6,956	2,651
XYAH	2,526	4,842	3,423
Liaoning Daxing	—	—	18
Chaoyang Seamless Oil	—	—	938

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In U.S. dollar thousands, except for share and share-related data)

25.	RELATED PARTY BALANCES AND TRANSACTIONS — continued

c.	Transactions with related parties are as follows: —continued

(d)	Purchase of property, plant and equipment

	Year ended
Name of related party	December 31, 2007	December 31, 2008	December 31, 2009
WSP Pipe LLC, company controlled by Mr. Piao	$—	$10,000	$—
Wuxi Longhua Steel Pipes Company Limited (“WXLH”), company controlled by Mr. Piao	—	—	73
WXAH	—	—	10
Wuxi Eastar Co., Ltd	—	—	1,103
Chaoyang Seamless Oil	—	—	8,007

(e)	Transportation charges

	Year ended
Name of related party	December 31, 2007	December 31, 2008	December 31, 2009
WXQH	$2,165	$5,625	$3,406
Liaoning Daxing	—	—	187

WXQH and Liaoning Daxing provided certain delivery services to the Company.

(f)	Rental of premises and vehicles

	Year ended
Name of related party	December 31, 2007	December 31, 2008	December 31, 2009
WXLH	$225	$426	$798
WXAH	20	22	22
Liaoning Daxing	—	—	33

The Company leased certain areas for production use from WXLH and rented vehicles from WXAH and Liaoning Daxing.

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In U.S. dollar thousands, except for share and share-related data)

25.	RELATED PARTY BALANCES AND TRANSACTIONS — continued

c.	Transactions with related parties are as follows: — continued

(g)	Electricity charges

	Year ended
Name of related party	December 31, 2007	December 31, 2008	December 31, 2009
Liaoning Daxing	$—	$—	$104

The Company shared certain electricity supply with Liaoning Daxing for production use.

(h)	Interest paid

	Year ended
Name of related party	December 31, 2007	December 31, 2008	December 31, 2009
UMW ACE (L) Ltd., company controlled by UMW	$1,709	$—	$—

The interest expenses were charged in connection with a previous shareholder’s loan.

(i)	Antirust service charges

	Year ended
Name of related party	December 31, 2007	December 31, 2008	December 31, 2009
WXAH	$—	$140	$10

WXAH provided certain antirust services to the Company.

(j)	Anticorrosion service charges

	Year ended
Name of related party	December 31, 2007	December 31, 2008	December 31, 2009
Wuxi Bright Wanbang	$—	$617	$3,983

Wuxi Bright Wanbang provided certain anticorrosion services to the Company.

(k)	Others

In 2009, for financing purpose, the Company utilized its credit facilities by issuing certain bank and commercial acceptance notes to WXLH for its presentation to certain PRC banks for discounting and payment before the notes’ maturity dates, and the amount obtained through these notes were refunded by WXLH to the Company. In view of the purpose and nature of the transactions, the Company accounted for them as financing transactions with the banks in accompanying financial statements.

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In U.S. dollar thousands, except for share and share-related data)

26.	COMMITMENT

(a)	Capital commitment

As of December 31, 2009, commitment for acquisition of property, plant and equipment was $87,360.

(b)	Plant premises operating lease commitment

As of December 31, 2009, future minimum lease commitments under the non-cancelable lease of the plant premises were $80, $81, $81, $60 and $19 in 2010, 2011, 2012, 2013 and 2014 and thereafter, respectively.

(c)	Other commitment

In November 2009, the Company entered into a five-year supply agreement to purchase a minimum of 300,000 tons of iron ore pellets on a yearly basis from 2010 through 2014. The amount of commitment for purchase of such iron ore pellets is not determinable as the agreement does not include a stated purchase price.

27.	CONTINGENCIES

(a)	In May 2007, Frank H. Migl and several other plaintiffs brought a lawsuit against Watson Pipe, Inc., Atlas Tubular, L.P., Halliburton Energy Services, Inc. and Xxtreme Inspection in a district court in Lavaca County, Texas. The plaintiffs alleged that a casing pipe ruptured in one of the plaintiffs’ oil and gas wells, which caused over $7,000 in damages. In 2008, the plaintiffs amended the petition to add WSP China as a defendant, and one of the defendants filed a petition against WSP China as third-party defendant, alleging that WSP China supplied defective products for the operation. The Company has denied the claims and intends to defend itself against the claims. The trial date has been set in November 2010.

(b)	In December 2008, SB International, Inc., a Texas corporation, brought a case against Houston OCTG, WSP China, Mr. Piao and certain other individuals in a district court in Dallas County, Texas, alleging that the defendants interfered with the plaintiff’s contracts and business relations with its customers. The petition also contained claims for theft of information, conversion, breach of fiduciary duty, misappropriation of confidential information, fraud and conspiracy. There is no specific amount of damages claimed in the petition. The Company has denied the claims and intends to vigorously defend itself against the claims. The trial date has been set in September 2010.

In December 2008, Houston OCTG, WSP China and WSP Pipe, LLC filed a petition against Mr. Satish Gupta, YAS International, Inc. and SB International, Inc. The petition contains requests for declaratory judgment and claims for breach of fiduciary duty, negligence, constructive fraud, request for accounting and breach of contract. The trial date has been set in December 2010.

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In U.S. dollar thousands, except for share and share-related data)

27.	CONTINGENCIES — continued

(c)	In April 2009, seven companies and the United Steelworkers Union in the United States of America filed a petition with the International Trade Commission and the Department of Commerce (“DOC”), alleging that China-based OCTG manufacturers unfairly dumped OCTG products in the United States market and that Chinese producers were benefitting from massive government subsidies. WSP China was named as one of the major Chinese exporters of the OCTG products to the United States and was included as one of the mandatory respondent companies to the United States government’s countervailing duty investigation. On September 8, 2009, a preliminary determination was issued with a countervailing duty rate of 24.92% assigned to WSP China. On December 7, 2009, the DOC published its final determination in the countervailing duties investigation with a rate of 14.61% assigned to WSP China. The rate was subsequently changed to 14.95% in January 2010 due to certain ministerial errors made by the DOC. WSP China was not classified as a mandatory respondent to the anti-dumping investigation and participated in this case as a separate rate respondent. In November 2009, the Company received a preliminary anti-dumping rate of 36.53% which was based on the average dumping rates of other OCTG producers that were selected as mandatory respondents. On April 9, 2010, the DOC announced its final determination in the anti-dumping investigation with a rate of 29.94% assigned to WSP China. In May 2009, this rate was amended to 32.07%, after correcting certain ministerial errors. The Company believes that the duties are applied prospectively and there are no other penalties or fines.

(d)	In August 2009, Western Oil Gas Development Corp. brought a lawsuit against WSP China, J&B Pipe Supply, Inc., SB International, Inc. and certain other party in a district court in Canadian County, Oklahoma. The plaintiff alleged that a casing pipe provided by WSP China caused damages to its well. The plaintiff claimed total damages in the amount of approximately $9,500. The Company has denied the claims and intends to defend itself against the claims. The case is still in the initial stage of discovery.

(e)	In December 2009, Dewbre Petroleum Corporation brought a lawsuit against SB International, Inc., Tubular Synergy Group, LP, Padre Tubular Resources, Inc. and Xxtreme Pipe Storage, LLC in a district court in Nueces County, Texas. The plaintiff alleged that a defective pipe caused damages to its well. In January 2010, the plaintiffs amended the petition to add WSP China as a defendant, alleging that WSP China supplied the defective pipe. The plaintiff claimed total damages in the amount of approximately $5,700. The Company has denied the claims and intends to defend itself against the claims.

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In U.S. dollar thousands, except for share and share-related data)

27.	CONTINGENCIES — continued

(f)	In April, 2010, Penn Virginia Oil & Gas, L. P., as the plaintiff, brought a lawsuit against WSP China and certain other parties in a district court in Panola County, Texas, alleging that WSP China supplied a defective casing pipe, which caused a failed operation in an oil and gas well. The plaintiff claimed total damages in the amount of approximately $4,800. The Company intends to vigorously defend itself against the claims.

(g)	In May 2010, Chesapeake Louisiana, L.P. and certain other parties, as the plaintiffs, brought a lawsuit against WSP China and certain other parties in a district court in Desoto Parish, Louisiana, alleging that WSP China supplied a defective casing pipe, which caused a failed operation in an oil and gas well. There is no specific amount of damages claimed in the petition. The Company intends to vigorously defend itself against the claims.

In addition to the contingencies mentioned above, the Company is subject to claims and legal proceedings that arise in the ordinary course of its business. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be decided unfavorably to the Company.

Based on the information currently available, the Company was unable to make a reasonable estimate of any liability because of the uncertainty related to the outcome and/or the amount or range of loss. Accordingly, the Company did not accrue any provision for these contingencies as of December 31, 2009.

28.	STOCK BASED COMPENSATION

On August 24, 2007, the Company adopted the 2007 share incentive plan and granted 5,206,000 options to certain employees, officers and directors for the purchase of 5,206,000 ordinary shares at an exercise price of $4.00 per share. Any of these options not exercised will expire on August 23, 2011 or 2012 and the options will vest over two years at 50% per year. The compensation expense, which was determined based on the fair value of options granted, is to be recognized over the vesting period using graded-vesting attribution method. The Company recorded compensation expense of $1,042, $2,299 and $809 for the years ended December 31, 2007, 2008 and 2009, respectively. As of December 31, 2009, there was no unrecognized compensation cost related to unvested options.

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In U.S. dollar thousands, except for share and share-related data)

28.	STOCK BASED COMPENSATION — continued

A summary of the share option activities is as follows:

	Number of options	Exercise price
Outstanding at beginning of 2008	5,206,000	$4.00
Movement during 2008
Granted	—	—
Exercised	—	—
Forfeited	(198,000)	—
Outstanding at end of 2008	5,008,000	$4.00

Movement during 2009
Granted	—	—
Exercised	—	—
Forfeited	(14,000)	—
Outstanding at end of 2009	4,994,000	$4.00

As of December 31, 2008 and 2009, the intrinsic value of each option was nil, and the aggregate intrinsic value of options outstanding was nil.

The following table summarizes share options outstanding as of December 31, 2009:

	Options outstanding			Options exercisable
Exercise price	Number outstanding	Remaining contractual life	Fair value per share at grant date	Number exercisable	Exercise price
$4.00	4,994,000	2.65	$0.83	4,994,000	$4.00

The Company has determined, with the assistance of American Appraisal China Limited, that the fair value of the option as of the date of grant at August 24, 2007 was $0.83 per option using the following assumptions:

Fair value of ordinary shares	$3.81
Risk-free rate of return	4.31%
Expected option life	3 years
Expected dividend yield	4.38%
Expected volatility	39.4%

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In U.S. dollar thousands, except for share and share-related data)

29.	MAINLAND CHINA CONTRIBUTION PLAN

Full time employees of the Company in the PRC participate in a government mandated multiemployer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Company to accrue for these benefits based on certain percentages of the employees’ salaries. The total contributions for such employee benefits were $2,905, $5,428 and $4,041 for each of the three years ended December 31, 2009.

30.	STATUTORY NON-DISTRIBUTABLE RESERVES

The principal regulations in the PRC governing distribution of dividends paid by wholly foreign-owned enterprises include:

•	Wholly Foreign-Owned Enterprise Law (1986) as amended; and

•	Wholly Foreign-Owned Enterprise Law Implementation Rules (1990) as amended.

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

For each of the three years ended December 31, 2009, WSP China made total appropriations of $12,533, $12,007 and $4,521, respectively. As at December 31, 2009, the statutory non-distributable reserves of WSP China were $37,118.

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In U.S. dollar thousands, except for share and share-related data)

31.	SUBSEQUENT EVENTS

The Company evaluated events subsequent to the balance sheet date of December 31, 2009 through July 15, 2010, the date when the financial statements were available to be issued.

(a)	In February 2010, the Company through its wholly-owned subsidiary, FSHL, acquired WSP Pipe Company Limited (“WSP Pipe”) from Mr. Piao for a nominal consideration. WSP Pipe was incorporated in the Thai-Chinese Rayong Industrial Zone, Thailand. The Company expects to build an OCTG pipe manufacturing and sales facility through WSP Pipe, and two hot-rolling production lines with a combined production capacity of 200,000 tonnes per year are expected to begin their trial production by the end of 2010. WSP Pipe has not started its operation and is inactive at the end of the year.

(b)	On February 28, 2010, the Company’s wholly-owned subsidiary, WSP China, together with three other non-controlling shareholders entered into an agreement with Zhejiang Jianli Company Limited (“Zhejiang Jianli”) to dispose of their entire equity interests in Jiangsu Fanli. Pursuant to the agreement, WSP China will take possession of certain assets of Jiangsu Fanli, including current assets and assume all liabilities incurred before the disposal. On the same date, WSP China entered into an agreement with Zhejiang Jianli to purchase certain hot-rolling production assets. These two transactions have been accounted for as nonmonetary transactions in accordance with an authoritative guidance and, accordingly, the exchanges of nonmonetary assets between WSP China and Zhejiang Jianli are recorded based on the fair value of the assets exchanged.

(c)	On November 25, 2009, the Company’s board of directors authorized the repurchase of up to $10,000 of the Company’s ADSs from time to time over the next six months. Under this share repurchase program, the ADSs will be purchased in the open market at prevailing market prices or through privately negotiated transactions, pursuant to the SEC’s rule 10b-18 or otherwise, subject to any restrictions under applicable law. During the period from March 30, 2010 through April 28, 2010, the Company has purchased 707,287 ADSs in the open market in the amount of approximately $2,000. The timing and extent of any further purchases will depend upon market conditions, the trading price of ADSs and other factors.

(d)	On April 21, 2010, the State Administration of Taxation issued Circular 157 Further Clarification on Implementation of Preferential EIT Rate during Transition Periods (“Circular 157”). Circular 157 seeks to provide additional guidance on the interaction of certain preferential tax rates under the transitional rules of the New EIT Law. Prior to Circular 157, the Company interpreted the law to mean that if an entity was in a period where it was entitled to a 50% reduction in the tax rate and was also entitled to a 15% rate of tax due to HNTE status under the New EIT Law then it was entitled to pay tax at the rate of 7.5%. Circular 157 appears to have the effect that such an entity is entitled to pay tax at either 15% or 50% of the standard PRC tax rate. The effect of Circular 157 is retrospective and would apply to 2008 and 2009.

WSP HOLDINGS LIMITED

Additional information—Financial statement schedule I
Condensed financial information of parent company
Balance sheets
(In U.S. dollar thousands)

	As of December 31, 2008	As of December 31, 2009
Assets
Cash and cash equivalents	$29,058	$1,658
Restricted cash	39,850	40,500
Amounts due from subsidiaries	157,165	191,244
Prepaid expenses and other current assets	220	—
Investment in subsidiary	259,136	181,132
Total assets	485,429	414,534

Liabilities and shareholders’ equity accrued expenses and other current liabilities	2,823	3,325
Income taxes payable	—	471
Total liabilities	2,823	3,796

Ordinary shares	21	21
Additional paid-in capital	256,502	257,311
Statutory non-distributable reserves	32,597	37,119
Retained earnings	166,070	88,552
Accumulated other comprehensive income	27,416	27,735
Total shareholders’ equity	482,606	410,738
Total liabilities and shareholders’ equity	$485,429	$414,534

WSP HOLDINGS LIMITED

Additional information—Financial statement schedule I
Condensed financial information of parent company
Statements of operations
(In U.S. dollar thousands)

	Year ended
	December 31, 2007	December 31, 2008	December 31, 2009
Management fee received from a subsidiary	$—	$1,357	$433
Operating expenses:
Selling and marketing expenses	(73)	(161)	(57)
General and administrative expenses	(2,783)	(5,937)	(2,943)
Total operating expenses	(2,856)	(6,098)	(3,000)
Loss from operations	(2,856)	(4,741)	(2,567)
Interest income	484	7,113	3,800
Other income	—	767	767
Exchange differences	—	(392)	521
Equity in earnings of subsidiaries	76,933	96,602	2,125
Net income before provision for income taxes	74,561	99,349	4,646
Provision for income taxes	—	—	(471)
Net income	$74,561	$99,349	$4,175

WSP HOLDINGS LIMITED

Additional information—Financial statement schedule I
Condensed financial information of parent company
Statements of changes in equity and comprehensive income
(In U.S. dollar thousands, except for share and share-related data)

	Ordinary share
	Shares	Amount	Additional paid-in capital	Statutory non- distributable reserves	Retained earnings	Accumulated other comprehensive income	Total equity	Total comprehensive income
Balance as of January 1, 2007	150,000,000	$15	$35,035	$8,057	$49,283	$3,760	$96,150	$—
Issuance of ordinary shares, net of issuance expenses of $20,008	50,000,000	5	192,487	—	—	—	192,492	—
Amortization of deferred share-based compensation expense	—	—	1,042	—	—	—	1,042	—
Net income	—	—	—	—	74,561	—	74,561	74,561
Cumulative effect of the adoption of an authoritative pronouncement regarding the accounting for uncertainty in income taxes on January 1, 2007	—	—	—	—	(83)	—	(83)	—
Statutory non-distributable reserves	—	—	—	12,533	(12,533)	—	—	—
Dividends	—	—	—	—	(32,500)	—	(32,500)	—
Foreign currency translation adjustment	—	—	—	—	—	9,462	9,462	9,462
Balance as of December 31, 2007	200,000,000	$20	$228,564	$20,590	$78,728	$13,222	$341,124	$84,023
Issuance of ordinary shares, net of issuance expenses of $1,765	5,789,800	1	22,842	—	—	—	22,843	—
Amortization of deferred share-based compensation expense	—	—	2,299	—	—	—	2,299	—
Net income	—	—	—	—	99,349	—	99,349	99,349
Non-controlling investor contribution	—	—	2,797	—	—	—	2,797	—
Statutory non-distributable reserves	—	—	—	12,007	(12,007)	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	14,194	14,194	14,194
Balance as of December 31, 2008	205,789,800	$21	$256,502	$32,597	$166,070	$27,416	$482,606	$113,543
Amortization of deferred share-based compensation expense	—	—	809	—	—	—	809	—
Net income	—	—	—	—	4,175	—	4,175	4,175
Statutory non-distributable reserves	—	—	—	4,522	(4,522)	—	—	—
Dividends	—	—	—	—	(77,171)	—	(77,171)	—
Foreign currency translation adjustment	—	—	—	—	—	319	319	319
Balance as of December 31, 2009	205,789,800	$21	$257,311	$37,119	$88,552	$27,735	$410,738	$4,494

WSP HOLDINGS LIMITED

Additional information—Financial statement schedule I
Condensed financial information of parent company
Statements of cash flows
(In U.S. dollar thousands)

	Year ended
	December 31, 2007	December 31, 2008	December 31, 2009
Cash flow from operating activities:
Net income	$74,561	$99,349	$4,175
Adjustments to reconcile net income to net cash used in operating activities:
Share-based compensation	1,042	2,299	809
Equity in earnings of subsidiaries	(76,933)	(96,602)	(2,125)
Changes in assets and liabilities	(1,220)	(87,622)	(32,888)
Net cash used in operating activities	(2,550)	(82,576)	(30,029)
Cash flow from investing activities:
Dividend received from subsidiaries	39,499	—	80,450
Increase (decrease) in restricted cash	(40,000)	150	(650)
Advances to subsidiaries	—	(68,300)	—
Net cash (used in) provided by investing activities	(501)	(68,150)	79,800
Cash flow from financing activities:
Proceeds from issuance of ordinary shares, net of issuance expenses	193,639	21,696	—
Dividend paid	(32,500)	—	(77,171)
Net cash provided by (used in) financing activities	161,139	21,696	(77,171)
Net increase (decrease) in cash and cash equivalents	158,088	(129,030)	(27,400)
Cash and cash equivalents at beginning of the year	—	158,088	29,058
Cash and cash equivalents at end of the year	$158,088	$29,058	$1,658

Note to schedule I

1.	Basis for Preparation

The Condensed Financial Information of the Company only has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the Company has used equity method to account for its investment in its subsidiary, FSHL.