Form 20-F
period 2010-12-31
WSP Holdings LTD
filed 2011-09-14
CIK 1418225

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010.

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

Choon-Hoi Then

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

204,375,226 ordinary shares, par value $0.0001 per share, as of December 31, 2010.

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

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2008, 2009 and 2010.

We use U.S. dollars as the reporting currency in our financial statements and in this annual report. When reporting our operating results and financial position, we use the monthly average exchange rate for the year and the exchange rate at the balance sheet date, respectively, as published by the People’s Bank of China. With respect to amounts not recorded in our consolidated financial statements included elsewhere in this annual report, all translations of Renminbi into U.S. dollars were made at RMB6.6000 to $1.00, the noon buying rate on December 31, 2010 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that the Renminbi or U.S. dollar amounts in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China— Fluctuations in exchange rates could adversely affect our business as well as result in foreign currency exchange losses.” On September 9, 2011, the noon buying rate was RMB6.3880 to $1.00.

PART I

Item 1.                              Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.                              Offer Statistics and Expected Timetable

Not Applicable.

Item 3.                              Key Information

A.                  Selected Financial Data

The following selected consolidated financial data should be read in conjunction with our consolidated financial statements and notes to those consolidated financial statements included elsewhere in this annual report and “Item 5. Operating and Financial Review and Prospects.” The selected consolidated statement of operations data for the years ended December 31, 2008, 2009 and 2010 and the selected consolidated balance sheet data as of December 31, 2009 and 2010 are derived from our audited consolidated financial statements, which are included elsewhere in this annual report. The selected consolidated statement of operations data for the years ended December 31, 2006 and 2007 and the selected consolidated balance sheet data as of December 31, 2006, 2007 and 2008 are derived from our audited consolidated financial statements, which are not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods.

	For the year ended December 31,
(in thousands, except for share and per share data)	2006	2007	2008	2009	2010
Selected Consolidated Income Statement Data:
Net revenues	$366,501	$483,783	$912,090	$5 77,029	$470,465
Cost of revenues	(281,106)	(357,997)	(703,531)	(496,656)	(467,400)
Gross profit	85,395	125,786	208,559	80,373	3,065
Selling and marketing expenses	(4,102)	(8,578)	(22,770)	(1 8,244)	(20,841)
General and administrative expenses	(9,799)	(13,591)	(41,740)	(44,798)	(67,008)
Impairment on long-lived assets	—	—	—	—	(17,055)
Other operating (expenses) income, net	(549)	(32)	2,589	2,559	5,446
Income (loss) from operations	70,945	103,585	146,638	1 9,890	(96 ,393)
Interest income (expense), net	(1,735)	(10,541)	(15,319)	(17,026)	(26,043)
Other income	4	212	767	767	767
Exchange differences	357	(1,898)	(6,984)	218	(1,484)
Income (loss) from continuing operations before provision for income taxes	69,571	91,358	125,102	3 ,849	(123,153)
Provision for income taxes	(10,582)	(15,188)	(24,405)	(2,137)	(9,388)

	For the year ended December 31,
(in thousands, except for share and per share data)	2006	2007	2008	2009	2010
Net income (loss) from continuing operations before earnings in equity investments	58,989	76,170	100,69 7	1,712	(132,541)
Earnings (loss) in equity investments	67	—	1	(105)	(211)
Net income (loss) from continuing operations	59,056	76,170	100,698	1,607	(132,752)
Net income (expense) from discontinued operations	233	—	—	—	—
Net income (loss)	59,289	76,170	100,698	1,607	(132,752)
Less: Net income (loss) attributable to the non-controlling interests(1)	371	(1,609)	(1,349)	2,568	13,989
Net income (loss) attributable to WSP Holdings Limited	$58,918	$74,561	$99,349	$4,175	$(118,763)
Net income (loss) per share—basic
Net income (loss) from continuing operations	$0.40	$0.49	$0.48	$0.02	$(0.58)
Loss on discontinued operations	—	—	—	—	—
Net income (loss) per share	$0.40	$0.49	$0.48	$0.02	$(0.58)
Net income (loss) per share—diluted
Net income (loss) from continuing operations	$0.40	$0.48	$0.48	$0.02	$(0.58)
Loss on discontinued operations	—	—	—	—	—
Net income (loss) per share	$0.40	$0.48	$0.48	$0.02	$(0.58)
Weighted average ordinary shares used in computation of earnings per share:
Basic	145,954,406	153,561,644	205,663,247	205,789,800	204,771,144
Diluted	145,954,406	153,738,133	205,663,247	205,789,800	204,771,144

The following table presents a summary of our consolidated balance sheet data as of December 31, 2006, 2007, 2008, 2009 and 2010:

	As of December 31,
(in thousands)	2006	2007	2008	2009	2010
Consolidated balance sheet data
Cash and cash equivalents	$23,505	$179,973	$89,097	$133,250	$48,688
Restricted cash	55,657	120,759	231,988	205,613	14 2,027
Accounts and bills receivable, net of allowance for doubtful accounts	56,947	137,497	246,463	20 4,906	199 ,970
Advances to suppliers	15,684	18,167	15,049	23 ,514	17,123
Inventories	86,562	163,246	311,383	266,090	2 40,713
Total current assets	248,719	626,042	919,931	8 70,166	692,435
Property and equipment, net	153,143	185,136	313,936	407,052	536 ,942
Intangible assets, net	231	187	136	971	244
Total assets	$413,334	$827,221	$1,310,611	$1,394,394	$1,331,062
Accounts payable	$112,806	$179,065	$344,817	$16 2,557	$1 76,379
Borrowings—due within one year	104,967	208,356	337,438	506,448	596,546
Total current liabilities	259,859	423,032	796,135	764,428	877,956
Total liabilities	314,371	482,095	808,616	9 60,082	1,028,287
Total WSP Holdings Limited shareholders’ equity	96,150	341,124	482,606	4 10,738	297 ,031
Non-controlling interest	2,813	4,002	19,389	23,574	5 ,744
Total equity	98,963	345,126	501,995	434,312	302,775
Total liabilities and equity	$413,334	$827,221	$1,310,611	$1,394,394	$1,331,062

B.                   Capitalization and Indebtedness

Not Applicable.

C.                   Reasons for the Offer and Use of Proceeds

Not Applicable.

D.                  Risk Factors

Our financial statements indicate that there is a going concern uncertainty, which could adversely affect our ability to meet our ongoing financing needs as well as to obtain third party financing.

We suffered significant operating loss, working capital deficiency and negative operating cash flow while a significant amount of short-term borrowings is required to be refinanced. In addition, we experienced a significant decline in sales in the United States in 2009 and 2010 as compared to 2008 due to the anti-dumping and countervailing duty on seamless pipes made in China, which resulted in a low capacity utilization of our production facilities. In connection with the global credit and economic crisis, some of our customers experienced reduction in cash flows resulting from declines in commodity prices, together with reduced availability of credit and increased costs of borrowing due to tightening of the credit markets, had significant adverse effects on the financial conditions of some of our customers. This could result in project modifications, delays or cancellations, general business disruptions, and delays in, or nonpayment of, amounts that are owed to us, which could have a significant adverse effect on our results of operations and cash flows. Moreover, we depend on a limited number of customers, and therefore, any decline in our major customers’ businesses in these markets could lead to a decline in purchase orders from these customers, in which case, our business, results of operations and financial condition would be materially and adversely affected.

We rely largely on operating cash flow and short-term borrowings for the working capital needs of our operations. As of December 31, 2010, our total bank and other borrowings amounted to $732.4 million, of which $596.5 million were short-term bank borrowings. Our substantial indebtedness could have important consequences to you. For example, it could:

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

In addition, our facility agreements with certain commercial banks contained various covenants. A failure to maintain the financial covenants, or a breach of any of the other restrictive covenants, would result in a default under the relevant facility agreements. If the lender accelerates the repayment of borrowings, we may not have sufficient cash or assets to repay the loans under the facility agreements. The existence of these conditions raise the issue about our ability to continue as a going concern.  We cannot assure you that our business will generate sufficient cash flow from operations in the future to service our debts and make necessary capital expenditures, in which case we may (i) seek additional financing, (ii) seek to refinance some or all of our debts or (iii) dispose of certain assets.  In August 2011, we entered into a syndicated bank credit facility agreement with two major lead commercial banks and six other participating commercial banks, which provide us with a syndicated bank credit facility of up to RMB3.5 billion ($547.9 million) (with an initial commitment of RMB2.86 billion ($447.7 million)) for a term up to 3 years from the first drawdown date. The interest will accrue on a daily basis at a rate equal to 105% of the prevailing interest rate published by the People’s Bank of China on the unpaid principal balance then outstanding. The existence of a going concern uncertainty could affect our ability to obtain financing from third parties or could result in increased costs of such financing. See Note 2 to our financial statements for more details. We believe that we will be able to renew a substantial portion of our bank borrowings and bank credit facilities when they fall due. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. We cannot assure you that we can refinance some or all of our existing facilities on commercially reasonable terms and in a timely manner. Our ability to refinance existing facilities and borrow additional funds is affected by a variety of factors including (i) limitations imposed on us under the financing agreements that contain restrictive covenants and borrowing conditions that may limit our ability to raise additional debt, (ii) the decline in liquidity in the credit markets, (iii) prevailing interest rates, (iv) the strength of the lenders from whom we borrow, and (iv) changes of PRC government’s policies in connection with commercial loans. An event of default, any material negative change of our operation and financial conditions, an adverse action by a regulatory authority or a general deterioration in the economy that constricts the availability of credit may increase our cost of funds and make it difficult for us to renew existing credit facilities and obtain new loans. In the event that we are unable to meet our liabilities when they become due or if our creditors take legal actions against us for payment, we may have to liquidate long-term assets to repay our creditors. We may have difficulty converting our long-term assets into current assets in such a situation and may suffer material losses upon the sale of our long-term assets.

Restrictive covenants under our facility agreements and any future indebtedness may limit the manner in which we operate and an event of default under any of our facility agreements and any future indebtedness may adversely affect our operations; and our financial leverage may hinder our ability to expand and materially affect our results of operations.

Our facility agreements with certain commercial banks, contain, and any future indebtedness we incur may contain, various covenants and conditions that limit our ability to, among other things:

•	incur or guarantee additional debts;

•	secure loans, make capital expenditures or engage in investments and acquisitions;

•	enter into transactions with affiliates;

•	create liens;

•	announce cash dividends;

•	make major investments;

•	merge or consolidate with other companies, implement any divesture, reorganization, restructuring, discontinuance of business, receivership, bankruptcy, dissolution or other similar proceedings; and

•	dispose, lease, transfer or sell more than 10% of our assets.

As a result of these covenants, we are limited in the manner in which we conduct our business and may be unable to engage in certain business activities. Some of the facility agreements also include certain financial covenants that, among other things, require us to maintain debt to assets ratio. For example, in August 2011, we entered into a syndicated bank credit facility agreement with two major lead commercial banks and six other participating commercial banks, which provide us with a syndicated bank credit facility of up to RMB3.5 billion ($547.9 million) (with an initial commitment of RMB2.86 billion ($447.7 million)) for a term up to 3 years from the first drawdown date. The interest will accrue on a daily basis at a rate equal to 105% of the prevailing interest rate published by the People’s Bank of China on the unpaid principal balance then outstanding. This agreement contains financial covenants, which are applicable to one of our major subsidiaries, including maintenance of levels of debt to assets ratio not exceeding 72% in 2011, 71% in 2012 and 67% in 2013, minimum sales of RMB4 billion in 2011, RMB4.5 billion in 2012 and RMB5.5 billion in 2013, minimum net profit of RMB80 million in 2011, RMB150 million in 2012 and RMB350 million in 2013, minimum current ratio of 170% in 2011, 180% in 2012 and 180% in 2013, and minimum quick ratio of 120% in 2011, 130% in 2012 and 130% in 2013.

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

In addition, our failure to comply with the financial or other covenants under the facility agreements could lead us to seek a waiver of the covenants contained in the facility agreements. Based on the financial position and results of one of our subsidiaries, as of and for the year ended December 31, 2009, such subsidiary failed to meet the financial covenant as to the maximum debt to assets ratio under the facility agreements with two banks. We agreed to implement measures to address such breach and obtained a waiver of such breach from each of the banks. Nonetheless, there was a delay in implementing certain remedial measures required by the banks and we remained non-complaint with the financial covenant in 2010, which gave rise to the right of the banks to accelerate repayment of the outstanding amount under the relevant facility agreement. The breach of covenant was rectified in April 2011. Otherwise, we have complied with the financial covenants under the other facility agreements in 2010 and as of the date of the annual report. We cannot assure you that we will be able to comply with the covenants contained in the facility agreements in the future, and if we breach the covenants, we cannot assure you that we would be able to obtain a waiver of the breaches of covenants contained in the facility agreements or obtain alternative financing at commercially reasonable terms. Accordingly, we reclassified our long- term loans of $105.4 million from such banks into short-term loans due within one year. Furthermore, we cannot assure you that any default under the existing facility agreements will not result in a cross-default in our other loans with banks in the PRC. Such event of default may result in a substantially amount of our debt becoming immediately due, which would have a material adverse effect on our financial condition and results of operations.

Our ability to make scheduled payments under our financing agreements and any future financing transactions and our ability to refinance our debts, if necessary, will depend, among other things, on our future operating performance. See above for a discussion on the risks regarding our ability to service our debts.

Declines in domestic and international oil and natural gas prices, or domestic and international exploration, drilling and production activities, would adversely affect our profitability.

Demand for our OCTG products depends significantly on the number of domestic and worldwide oil and gas wells drilled, completed and reworked, as well as the depth and drilling conditions of these wells. The level of such drilling activities in turn depends on the level of capital spending by major oil and gas companies. A decline in domestic and worldwide oil and gas exploration, drilling and production activities would adversely affect our results of operations. Capital spending on OCTG used for oil and natural gas exploration, drilling and production activities is driven in part by the prevailing prices for oil and natural gas and the perceived stability and sustainability of those prices. The global credit and economic crisis may reduce worldwide demand for energy and result in significantly lower crude oil and natural gas prices. A substantial or extended decline in oil and natural gas prices can reduce our customers’ activities and their spending on our products. If the current global economic conditions and the availability of credit worsen or continue for an extended period, this could reduce our customers’ levels of expenditures and have a significant adverse effect on our revenue and operating results.

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

Our results of operations may be adversely affected by increases in raw material prices.

Steel is the principal raw material for our products. Cost for raw materials accounted for 77.9%, 74.4% and 73.4% of our cost of revenues in 2008, 2009 and 2010, respectively. Any increase in the price of steel could reduce our profit margin if we are unable to pass such increased costs on to our customers. From the end of 2003 to mid-2008, the price of steel increased substantially due in part to increasing demand, which significantly affected our gross margin. The price of steel became volatile in the first quarter of 2009 and was on an upwards trend since the second quarter of 2009 through the rest of the year. The price of steel has been on a rising trend through 2010 and the first half of 2011, albeit with a certain degree of volatility. We expect the price of steel to be generally on an upwards trend in the second half of 2011, but with certain volatility. The price of steel has had, and will continue to have, a significant impact on our cost of revenues. If we are unable to manage our purchases of steel at prices acceptable to us or if the price of steel increase significantly and we are not able to pass on all or part of any such price increases to our customers, our profit margins may decrease and our results of operations would be materially and adversely affected.

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

In April 2009, seven U.S. companies and the United Steelworkers Union filed a petition with the U.S. International Trade Commission, or the ITC, and the U.S. Department of Commerce, or the DOC, alleging that China-based OCTG manufacturers unfairly dumped OCTG products in the U.S. market and that Chinese producers were benefitting from massive government subsidies. Wuxi Seamless Oil Pipes Company Limited, or WSP China, was named as one of the major exporters of OCTG products from China. In June 2009, we were included as one of the mandatory respondent companies to the United States government’s countervailing duty investigation. On September 8, 2009, a preliminary determination was issued with a countervailing duty rate of 24.92% assigned to WSP China. On December 7, 2009, the DOC published its final determination in the countervailing duties investigation with a rate of 14.61% assigned to WSP China. The rate was subsequently changed to 14.95% in January 2010 due to certain ministerial errors made by the DOC. We were not selected as a mandatory respondent to the anti-dumping investigation and participated in this case as a separate rate respondent. In November 2009, we received a preliminary dumping rate of 36.53%, which was based on the average dumping rates of other OCTG producers that were selected as mandatory respondents. In December 2009, this rate was amended to 96.51% due to certain ministerial errors made by the DOC. On April 9, 2010, the DOC announced its final determination in the anti-dumping investigation with a rate of 29.94% assigned to WSP China. In May 2010, the ITC made a final ruling which requires all Chinese exports of OCTG products to the United States, including WSP China’s products, be subject up to approximately 32.07% of anti-dumping duties and 14.95% of countervailing duties. The anti-dumping and countervailing duties are applied to all Chinese exports of OCTG products to the United States starting from the date of the DOC’s preliminary determinations. WSP China did not export OCTG products to the United States after the date of the DOC’s preliminary determinations. The anti-dumping and countervailing duties will apply to us if WSP China exports OCTG products to the United States in the future and we are not subject to any other penalties or fines. In 2008, 2009 and 2010, products sold to the United States by our subsidiaries accounted for 34.3%, 9.0% and 9.7% of our net revenues, respectively. The decrease in export revenue of products sold to the United States as a percentage of our net revenues mainly was attributable to the effect of anti-dumping and countervailing duties on the subject goods. As a result of the proceedings, our sales in the U.S. suffered and our results of operations have been materially and adversely affected.

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

Our customers include oil and gas companies in the PRC and abroad. Aggregate sales attributable to our five largest customers represented approximately 46.5%, 61.7% and 46.5% of our net revenues for the years ended December 31, 2008, 2009 and 2010, respectively. We cannot assure you that we will be able to maintain or improve our relationships with these customers, or that we will be able to continue to supply products to these customers at current levels or at all. In addition, our business is affected by competition in the oil and gas industry, and any decline in our major customers’ businesses in these markets could lead to a decline in purchase orders from these customers. If any of our key customers were to substantially reduce the size or amount of the orders they place with us or were to terminate their business relationship with us entirely, we cannot assure you that we would be able to obtain orders from other customers to replace any such lost sales on comparable terms or at all. If any of these relationships were to be so altered and we were unable to obtain replacement orders, our business, results of operations and financial condition would be materially and adversely affected.

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

We have obtained certificates from API to use the official API monogram on our products to demonstrate that our products meet API standards. These certificates are subject to periodic inspections by API. Furthermore, our growth strategies include increasing our sales in the PRC domestic market, as well as expanding into international markets such as North America, South America, the Middle East, Asia, Africa and Russia. It is standard industry practice that an OCTG manufacturer must first pass a qualification process to become an approved supplier of an oil and gas company before providing OCTG products to that company. We cannot assure you that we will be able to obtain the necessary certifications from API or approvals for new products from our existing customers or approvals from any new customers. Even if we can ultimately secure such approvals or certifications, we cannot assure you that such certifications and approvals can be obtained in a timely manner or can be maintained. If we fail to become an approved supplier of our potential customers, or if we are unable to obtain or maintain such approval in a timely manner, we may not be able to execute our expansion plans and our business prospects and results of operations may be materially and adversely affected.

If we are unable to compete effectively in the OCTG industry, our revenues may decrease and losses may increase.

We face intense competition in the domestic and international markets in which we operate. Domestically, we face competition from a number of manufacturers that produce OCTG that are similar to ours. Our major domestic competitors include Tianjin Pipe (Group) Corporation, Shanghai Baosteel Group Corporation and Pangang Group Chengdu Iron & Steel Co., Ltd., which are mostly state-owned enterprises. We also face competition from international manufacturers, such as JFE Steel Corporation in Japan, US Steel in the United States, Tenaris in Argentina, Vallourec & Mannesmann Tubes in France, TMK in Russia and Sumitomo in Japan. Our major competitors may have longer operating history, larger customer base, stronger customer relationships, greater brand or name recognition and greater financial, technical, marketing and public relations resources than we do. Some of our competitors may also be better positioned to develop superior product features and technological innovations and be able to better adapt to market trends than we are.

Our ability to compete depends on, among other things, high product quality, short lead-time, timely delivery, competitive pricing, wide range of product offerings and superior customer service and support. Increased competition may require us to reduce our prices or increase our costs and may have a material adverse effect on our financial condition and results of operations. Any decrease in the quality of our products or the level of our service to our customers or any occurrence of a price war among our competitors and us may adversely affect our business and results of operations. If we are unable to remain competitive, we may not be able to increase or even maintain our current share of the OCTG market in China or overseas.

We cannot assure you that we will be successful in implementing our future expansion plans, in particular our plans for international expansion, or in managing our growth.

One of the principal components of our future strategy is to continue to grow by expanding our production capacity and further developing our overseas sales. For example, as a part of our international expansion strategy, in April 2008, we established our wholly-owned subsidiary, Houston OCTG Group, Inc., in Houston, Texas. In April 2009, WSP China established Chaoyang Seamless Oil Steel Casting Pipes Co., Ltd., or Chaoyang Seamless, in Chaoyang, Liaoning Province, China. In February 2010, we acquired WSP Pipe Company Limited, or WSP Pipe, a company in the Thai-Chinese Rayong Industrial Zone, Thailand from Mr. Piao Longhua, our chairman and chief executive officer. In February 2010, Bazhou Seamless Oil Pipes Co.,

Ltd., or Bazhou Seamless, established a wholly-owned subsidiary, Kuitun Seamless Special Steel Company Co., Ltd. or Kuitun Seamless, in Kuitun, Xinjiang Autonomous Region, China. We anticipate that we will continue to expand through organic growth and selective acquisitions. Our future growth will depend on a number of factors, including but not limited to, our ability to manage expansion and overseas operations, obtain any required financing, achieve operational efficiency, and secure sufficient access to raw materials. Some of these factors are beyond our control. As a result, we may not be able to successfully manage our growth or expand our operations or receive satisfactory return on our investments in the expansion of our production capacity and international expansion, which could have a material adverse effect on our business, financial condition and results of operations.

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

We have focused on international expansion in certain mature OCTG markets. In order to succeed, we need to take market share away from the existing suppliers of seamless OCTG in these markets. We cannot assure you that we will be able to do so in these competitive markets.

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

Our operations depend on our ability to obtain adequate and quality supplies of our primary raw materials, namely, round steel billets and green pipes, in a timely manner. If our suppliers fail to meet our quality standards or our quantity demands, our production and sales volume and our results of operation may be adversely affected. Through our upstream acquisition of Tuoketuo County Mengfeng Special Steel Co., Ltd., or Mengfeng, from Hebei Bishi Industry Group Co., Ltd., or Hebei Bishi, in July 2008, establishment of Chaoyang Seamless in April 2009, and acquisition of certain tangible and intangible assets from a sponge iron and steel billet company in Liaoning province through Chaoyang Seamless in July 2009, we expect to stabilize the supply, quality and cost of our raw materials. Mengfeng and Chaoyang Seamless started their commercial production of steel billets in August and September of 2009, respectively. We expect Mengfeng and Chaoyang Seamless to fulfill at least two thirds of the steel billets requirement for our production in 2011.

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

Our OCTG products are sold primarily for use in oil and gas exploration, drilling and extraction activities. These activities are subject to inherent risks, including well failures, line pipe leaks and fires that could result in death, personal injury, property damage, pollution or loss of production, all of which could result in liability claims being made against us. We typically offer warranties on our products for a period of up to one year. During the warranty period, faulty products will be repaired or replaced by us, or returned to us. Actual defects or allegations of defects in our products may give rise to claims against us for losses and expose us to claims for damages. For instance, we are subject to multiple lawsuits alleging defective casing pipes used in oil and gas well operations the United States. See “—We are subject to litigation proceedings brought by third-parties. If any of the proceedings against us is successful, it may have an adverse effect on our financial condition and operating results.” and “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal proceedings” for further information about the lawsuits. Any such claim, regardless of merit, could cause us to incur significant costs, divert our management’s attention, harm our business reputation or cause significant disruption to our operations. Furthermore, we can provide no assurance that we will be able to successfully defend against such claims, and we do not have any product liability insurance covering our products, except insurance covering those products sold in North America. If any such claims were successful, we could be subject to substantial liabilities, which could materially and adversely affect our results of operations and our financial condition.

We may be unable to prevent possible resales or transfers of our products to countries, governments, entities, or persons targeted by United States economic sanctions, especially when we sell our products to distributors over which we have limited control.

The U.S. Department of the Treasury’s Office of Foreign Assets Control, or OFAC, administers certain laws and regulations, or U.S. Economic Sanctions Laws, that impose restrictions upon U.S. persons and, in some instances, foreign entities owned or controlled by U.S. persons, with respect to activities or transactions with certain countries, governments, entities and individuals that are the subject of U.S. Economic Sanctions Laws, or Sanctions Targets. U.S. persons are also generally prohibited from facilitating such activities or transactions. We believe that U.S. Economic Sanctions Laws under their current terms are not applicable to our activities, however, we have nonetheless decided to adopt commercially reasonable measures to prevent any sales of our products to Sanctions Targets. If we become subject to U.S. Economic Sanctions Laws, a violation of these laws and regulations could subject us to fines, penalties and other sanctions. In the three years ended December 31, 2010, we did not have any direct sales to Sanctions Targets. However, we sell our products in international markets primarily through independent non-U.S. distributors who are responsible for interacting with the end customers of our products. We have limited control over these independent non-U.S. distributors, and these distributors may breach their covenant to us not to resell our products to Sanctions Targets. In addition, we do not always know the end customers to whom our distributors resell our products. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Internal control over distribution of our products.” Although we have adopted a written policy to prevent future direct or indirect sales to Sanctions Targets and have begun to implement internal control mechanisms to enforce such policy when possible, we cannot assure you that our measures will be able to prevent future sales or resales of our products, directly or indirectly, to Sanctions Targets.

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

In connection with the preparation of this annual report on Form 20-F, we carried out an evaluation of the effectiveness of our internal control over financial reporting. Based on this evaluation, our chief executive officer and chief financial officer concluded that our internal control over financial reporting was not effective due to material weaknesses, as defined by Auditing Standard 5, “An Audit of Internal Control Over Financial Reporting That Is Integrated with An Audit of Financial Statements.” See “Item 15. Control and Procedures.” The material weaknesses identified were: (1) that the control procedures to ensure that a type of sales transaction involving trading in iron ore is appropriately communicated internally and in a timely manner and approved by senior management have not been designed and implemented, (2) that the control procedures designed to ensure bill financing transactions are in compliance with relevant PRC laws and regulations have not been operating effectively and (3) that we did not have sufficient skilled resources available for the purposes of financial reporting and internal audit.

We have designed certain control measures for proper implementation to address these material weaknesses. If we fail to maintain effective internal control over financial reporting in the future, we and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

We entered into certain bill financing arrangements which were not in compliance with relevant PRC laws and regulations, and we cannot assure you that there will not be any legal or regulatory action taken against us which would result in material adverse effect on our business conditions and cash flows.

We disclosed in our Form 20-F for the year ended December 31, 2009 that in 2009 and continuing into 2010, we have used bill financing facilities from certain banks to fund a portion of our business operations, to take advantage of the interest rates charged by banks on sums advanced under those facilities which are normally lower than the prevailing interest rates for short-term bank loans, or to obtain funding in a manner quicker than through entering into short-term bank loans.

Under their terms, the bill financing facilities should be used to finance trade purchases. However, we entered into certain bill financing arrangements where the amounts of bank and commercial acceptance notes drawn down on the banks under the facilities were greater than our real expectation of purchasing needs from suppliers, who included both our subsidiaries and third parties. Moreover, on some occasions, the same purchase contracts (required for the issuance of bank acceptance notes under the bill financing facilities) were presented to two or more different banks in order to obtain financing. The notes we issued to our subsidiaries and third party suppliers were then presented by the relevant suppliers to the banks for discounting and payment and the suppliers hence obtained an amount equal to the face amount of the acceptance notes after deducting interest. To the extent the notes presented were in excess of the actual amount of purchases, the cash was then received by us and utilized for purposes other than trade financing.

These bill financing arrangements were not in compliance with the general principles under the PRC Negotiable Instruments Law. We further disclosed that we intended to cease such bill financing arrangements in the second quarter of 2010 and we intended to implement appropriate internal controls in relation to such arrangements. However, we continued to enter into other such arrangements in the remainder of 2010 and the first six months of 2011. Our management has conducted an assessment, including testing of the design and the effectiveness of our internal control over financial reporting as of December 31, 2010 and identified a material weakness that the control procedures designed to ensure bill financing transactions are in compliance with relevant PRC laws and regulations have not been operating effectively. See "Item 15. Controls and Procedures - Management’s Annual Report on Internal Control over Financial Reporting ".

We have sought legal advice from our PRC legal advisor. Considering the relevant factors including, in particular, that we have settled, in the past, these notes when they were due and are able to settle the outstanding notes when they become due, our PRC legal advisor subsequently issued legal opinion stating that such bill financing arrangements would not result in any criminal or administrative liabilities on us or our senior management or directors, and there would not be any civil liabilities. We have also obtained written confirmations from all endorsing banks that they will not take any legal action against us in connection with the bank and commercial acceptance notes that have been duly settled. We settled all of the bank and commercial acceptance notes involved in the bill financing transactions in 2009 and 2010. We expect to settle the notes from bill financing transactions that are outstanding on the date of the annual report when they become due.

We will cease to conduct bill financing in the third quarter of 2011. We have taken steps to strengthen our internal controls system and implemented various rectifying measures by formulating approval, monitoring and review procedures from appropriate corporate governance body including the Audit Committee and the Internal Audit department where necessary in order to eliminate such bill financing activities in the future.  See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources – Bill financings”.

Notwithstanding the opinion we received from our PRC legal advisors, we cannot assure you that relevant governmental agencies will not decide to take actions or impose penalties on us contrary to the legal advice we have obtained. Any actions by regulators could cause a disruption to our business operations and impact future financing by us with any of the commercial banks, which may have an adverse effect on our business conditions and cash flows. We have also obtained the written confirmations from all endorsing banks that they will not take any legal action against us in connection with the bank and commercial acceptance notes that have been duly settled. However, we cannot assure you that the endorsing banks will not take any legal action despite the confirmations we received due to unforeseen reasons, particularly if we fail to settle all the bank and commercial acceptance notes when they become due, which would cause a disruption to our business and impact our long-term relationships with the banks and impact our future financing plans. In the context of the current credit tightening policy in China, following our discontinuance of the bill financing arrangements, the Company might face increasing difficulty in obtaining bank loans in the short term, which could have an adverse impact on our cash needs. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business— Our financial statements indicate that there is a going concern uncertainty, which could adversely affect our ability to meet our ongoing financing needs as well as to obtain third party financing”.

We may sustain loss as a result of parties’ performance under two long-term supply agreements with iron ore suppliers, which could materially and adversely affect our financial condition and results of operations.

In November 2009, we entered into a five-year supply agreement with an iron ore supplier in Brazil to purchase iron ore pellets. Under this agreement, we have committed to purchase a minimum amount of 300,000 tonnes of iron ore pellets to be delivered by separate shipments on a yearly basis from 2010 through 2014. In November 2010, we entered into another supply agreement with an iron ore supplier to purchase approximately

600,000 tonnes of iron ore fines to be delivered through one or two shipments per month within a period of one year from November 2010 to November 2011. However, the contractual terms of these two supply agreements have not been strictly performed by the parties in 2010. With respect to the five-year iron ore pellets supply agreement, both parties adopted a more flexible approach regarding the performance of the agreement in 2010. When the parties could not agree on the pricing terms of the iron ore pellets for one shipment, they agreed that the tonnage to be delivered by the shipment should be deemed to be cancelled. As a result, we purchased less than 300,000 tonnes of iron ore pellets in 2010. With respect to the iron ore fines supply agreement, the parties originally agreed to deliver the first shipment in January 2010. However, due to reasons not attributable to us, the parties then agreed to make the first shipment by end of July 2011. We expect to discuss with the supplier to extend the contractual term by six to 12 months. Nonetheless, if the suppliers choose to enforce our obligations strictly in accordance with the contractual terms under these two supply agreements in the future, absent any express modification of the terms, we are obliged to comply with our purchase obligations under the agreements. We may not be able to perform strictly in accordance with the terms under the agreements or enter into satisfactory arrangement with the suppliers. If we encounter problem with these suppliers, we may not be able to ensure we have adequate supplies of iron ores and we may expend additional resources dealing with our suppliers.

Chinese steel companies heavily rely on imported iron ore for their raw material needs. In recent years, the prices for iron ore pellets and iron ore fines imported under multi-year supply agreements are generally lower than the prices on the spot market. Given the strong demand for iron ore in the Chinese market in the past few years, we may resell some of the iron ore pellets and iron ore fines we purchased under the supply agreements on the spot market for profit. Even if we are not able to resell the purchased iron ore pellets and iron ore fines, we believe that our steel billet manufacturing subsidiaries will use most of these raw materials we committed to purchase for their production. However, if we are not able to resell the purchased iron ore pellets and iron ore fines in excess of the demand of our steel billet manufacturing subsidiaries within a short-period of time or do not generate sufficient profit from the resale of these raw materials, we may overstock our inventory of raw materials or be unable to recover the costs for purchasing these raw materials. If the price of such raw materials rapidly declines and we are forced to make an impairment on our inventory of iron ore pellets and iron ore fines, or if we are forced to sell our stock at a reduced price to improve the aging of our inventory, our results of operations would be materially and adversely affected.

Our ability to distribute future dividends will be subject to various factors, some of which are beyond our control, and we may not be able to fulfill our dividend policy in the future.

In March 2009, we declared a cash dividend in the amount of $0.15 per ordinary share, or $0.30 per ADS, and a one-time special cash dividend in the amount of $0.225 per ordinary share, or $0.45 per ADS, out of our annual profits for the years ended December 31, 2007 and 2008. Our ability to distribute future dividends will be subject to various factors including, but not limited to, available cash and distributable reserves, investment requirements, and cash flow and working capital requirements, as well as the withholding tax obligations for dividend distribution under the PRC tax law. These factors depend on other factors that are beyond our control, including a possible economic downturn and delays in the payments made by customers. If we encounter any of these problems or others, we may not be able to declare and pay dividends in the future as currently planned.

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

EMH owns approximately 50.9% of our issued share capital as of the date of this annual report. Mr. Piao, our chairman and chief executive officer, is the sole shareholder of EMH, and has control over our business, including matters relating to our management and policies and certain matters requiring the approval of our shareholders, such as election of directors, approval of significant corporate transactions and the timing and distribution of dividends. Furthermore, our articles of association contain a quorum requirement of at least a majority of our total outstanding shares present in person or by proxy. EMH, with an aggregate shareholding sufficient to constitute a quorum, could approve by itself actions that require a majority vote at shareholder meetings, which may not be in the best interest of our other shareholders. Furthermore, UMW China Ventures (L) Ltd., or UMW Ventures, which beneficially owns approximately 22.5% of our issued share capital as of the date of this annual report will have significant influence over our business. UMW Ventures is a wholly-owned subsidiary of UMW Holdings Berhad, or UMW. Our vice chairman, Datuk Syed Hisham bin Syed Wasir, was nominated by UMW. To the extent the interests of EMH or UMW conflict with the interests of other shareholders, the interests of other shareholders may be disadvantaged and harmed. Moreover, we have in the past entered into related party transactions with affiliates of EMH and UMW, and we expect to continue to enter into related party transactions, subject to our audit committee’s review and approval, if applicable.

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

We have product liability insurance that covers our sales in North America. However, we do not have any product liability insurance covering our products, except for property liability insurance covering our products sold in North America. We do not maintain business interruption or key-man insurance in China. Consequently, any uninsured occurrence of loss or damage to property, litigation or business disruption may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our operating results. The occurrence of certain incidents including fire, severe weather, earthquake, war, flooding, power outages and the consequences resulting from them may not be covered adequately, or may not be covered at all, by our insurance policies. If we were to incur substantial liabilities that were not covered by our insurance, or if our business operations were interrupted for more than a short period of time, we could incur costs and losses that could materially and adversely affect our results of operations.

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

WSP Pipe’s operations are subject to the changing economic and political conditions in Thailand. Our results of operations may be influenced in part by the political situation in Thailand, which is unstable. The political upheavals may have a severe adverse effect on Thailand’s economic and democratic development. Current and future political instability in Thailand could have a material adverse effect on our businesses and operations. In addition, we cannot assure you that the Thai government would not amend foreign ownership rules or impose additional restrictions on foreign ownership that would have an adverse effect on our business.

We are subject to litigation proceedings brought by third-parties. If any of the proceedings against us is successful, it may have an adverse effect on our financial condition and operating results.

We are subject to litigation proceedings brought by third-parties. For instance, in August 2009, Western Oil Gas Development Corp. brought a lawsuit against us in a district court in Canadian County, Oklahoma, alleged that a casing pipe provided by us caused damages to its well. In May 2010, WSP China was subject to a lawsuit in a district court in Desoto Parish, Louisiana, as the manufacturer of a casing pipe used in an alleged oil and gas well operation failure. In August 2010, WSP China was subject to a third-party petition in the District Court of Lipscomb County, Texas, as the manufacturer of a casing pipe in an alleged oil and gas well operation failure. In March 2011, Cimarex Energy Co. filed a lawsuit against us, WSP China, WSP Houston OCTG and other defendants in Nueces County, Texas, seeking total damages in the amount of $11.0 million resulting from defects in casing pipes provided by us. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal proceedings” for further information about the lawsuits. In addition, we are also subject to some other litigation proceedings brought by third-parties, which we believe are not material. We believe that the allegations in these cases are without merit and we intend to vigorously defend ourselves against the claims. The outcome of the these cases, like other litigation proceedings, is uncertain. We cannot assure you that in the future we will not be subject to litigation proceedings brought by third-parties arising from our operations or products. Regardless of their merit, litigation and other preparations undertaken to defend such cases can be costly, and we may incur substantial costs and expenses in doing so. They may also divert the attention of our management from our business and operations. If any of the cases against us is successful, it may result in substantial monetary liabilities, which may have a material adverse effect on our financial condition and operating results.

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

Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system and recently enacted laws and regulations that may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their non-binding nature, the interpretation and enforcement of these laws and regulations, including those related to bill financing arrangements (See “Item 4. Information on the Company—B. Business Overview— Regulations— Regulations on Negotiable Instruments” and “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources— Bill financing”), involve uncertainties. In addition, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until some time after the violation. In addition, any litigation in China, regardless of outcome, may be protracted and result in substantial costs and diversion of resources and management attention.

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

The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive much of our revenues in Renminbi. Under our current structure, our income is primarily derived from dividend payments from our PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or make other payments to us, or otherwise satisfy their foreign currency denominated obligations. Under the existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the SAFE by complying with certain procedural requirements. However, approval from appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of bank loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Fluctuations in exchange rates could adversely affect our business as well as result in foreign currency exchange losses.

Our financial statements are expressed in U.S. dollars. The functional currency of WSP Holdings is U.S. dollars and the functional currency of our PRC operating subsidiaries is Renminbi. The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy caused the Renminbi to appreciate against the U.S. dollar over the following three years. Since reaching a high against the U.S. dollar in July 2008, the Renminbi has traded within a narrow band against the U.S. dollar and has fluctuated sharply against other freely traded currencies, in tandem with the U.S. dollar until the second half of 2010. Thererafter, the Renminbi has appreciated gradually through the first half of 2011 against the U.S. dollar due to the weakening U.S. dollar. It is difficult to predict how long the current situation may last and when and how it may change again.

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

The PRC government has provided various incentives to foreign invested enterprises. Based on an approval in September 2008 and effective retrospectively from January 1, 2008, WSP China was classified as a “high and new technology enterprise” by the Chinese government. This classification allows WSP China to enjoy a preferential tax rate of 15% instead of the general 25% income tax rate until December 31, 2010. We are currently applying with the Chinese government for a renewal of the “high and new technology enterprise” status. We cannot assure you that when the current preferential income tax rate treatment expires, WSP China will continue to qualify as a “high and new technology enterprise” and enjoy the benefit from the preferential tax rate. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Taxation” for more details.

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

Under the New Tax Law, enterprises established under the laws of non-PRC jurisdictions, but whose de facto management body is located in the PRC, may be treated as “resident enterprises” for PRC tax purposes. The implementing rules of the New Tax Law define de facto management as having substantial and overall management and control over the production and operations, personnel, accounting, and properties of the enterprise. Based on our analysis of the current facts, we believe that WSP Holdings and its subsidiary, First Space Holdings Limited, or FSHL, should not be treated as resident enterprises for PRC tax purposes. However, the New Tax Law and its implementing rules are ambiguous in terms of some definitions, requirements and detailed procedures, and currently no official interpretation or application of this new resident enterprise classification is available. Therefore, it is unclear as to how tax authorities will determine tax residency based on the facts of each case. For the years ended December 31, 2008, 2009 and 2010, our calculation of income taxes generally reflects our status as a non-China tax resident company. If the PRC governmental authorities hold that WSP Holdings or FSHL should be treated as a resident enterprise for PRC tax purposes after January 1, 2008, the effective date of the New Tax Law, our worldwide income will be subject to PRC income tax at the 25% uniform tax rate, which will include any dividend income we receive from our subsidiaries, unless such dividend income is otherwise exempted from taxable income under the New Tax Law. If we are required to pay income tax for dividends we receive from our subsidiaries, it will materially and adversely affect our financial condition and results of operations.

Moreover, unlike the previous PRC tax law, which specifically exempts withholding tax on any dividends payable to non-PRC shareholders, the New Tax Law and its implementing rules provide that a withholding tax rate of 10% will be applicable to dividends payable to non-PRC shareholders that are derived from sources within the PRC, unless a tax treaty exists between the PRC and the relevant jurisdictions where such non-PRC shareholders reside and such treaty provides for a reduction or exemption of the relevant tax. We are a Cayman Islands holding company and our income mainly comes from dividends we receive from our subsidiaries, primarily from those located in the PRC. In 2009, FSHL was recognized by the relevant tax authorities as a tax resident company in the Hong Kong Special Administrative Region, a withholding tax at 5% will be applicable on China dividends paid to FSHL. The relevant tax authorities may evaluate FSHL China’s qualification as a tax resident company in the Hong Kong Special Administrative Region. We cannot assure you that FSHL will continue to qualify for such status under evaluations by the tax authorities in the future. In the event the status of FSHL as a tax resident company in the Hong Kong Special Administrative Region is discontinued, dividends payable to FSHL will become subject to the standard PRC enterprise income tax rate, which could materially increase our tax obligations, which could have a material adverse effect on our financial condition and results of operations.

As uncertainties remain regarding the interpretation and implementation of the New Tax Law and its implementation rules, we cannot assure you that if we are regarded as a PRC resident enterprise, any dividends to be distributed by us to our non-PRC shareholders and ADS holders would not be subject to any PRC withholding tax at a rate of up to 10%. Similarly, any gain realized on the transfer of ADSs or shares by non-PRC investors may be also subject to a 10% withholding tax if such gain is regarded as income derived from sources within the PRC. We are a Cayman Islands holding company and our income mainly comes from dividends we receive from our subsidiaries, primarily from those located in the PRC. Due to the lack of publicly available interpretations on this subject, there is uncertainty as to whether the dividends we pay to our non-PRC shareholders or the gain you may realize from the transfer of our ordinary shares or ADSs will be subject to the 10% withholding tax. If we are required under the New Tax Law to withhold PRC income tax on such dividends, your investment in our ADSs may be materially and adversely affected.

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

On June 29, 2007, the PRC government promulgated a labor law, namely, the Contract Law of the PRC, or the Labor Contract Law, which became effective on January 1, 2008. The Labor Contract Law imposes greater liabilities on employers and significantly impacts the cost of an employer’s decision to reduce its workforce. Further, it requires certain terminations to be based upon seniority and not the merits of employees. In the event we decide to significantly change or decrease our workforce, the Labor Contract Law could adversely affect our ability to enact such changes in a manner that is most advantageous to our business or in a timely and cost effective manner, thus materially and adversely affecting our financial condition and results of operations.

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

Except as described in this annual report and in the deposit agreement, holders of our ADSs will not be able to exercise voting rights attaching to the shares represented by our ADSs on an individual basis. Holders of our ADSs will appoint the depositary or its nominee to vote the shares represented by the ADSs. You may not receive voting materials in time to instruct the depositary to vote and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote. Upon our written request, the depositary will mail to you a shareholder meeting notice which contains, among other things, a statement as to the manner in which your voting instructions may be given, including an express indication that such instructions may be given or deemed given to the depositary to give a discretionary proxy to a person designated by us if no instructions are received by the depositary from you on or before the response date established by the depositary. However, no voting instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter as to which we inform the depositary that (i) we do not wish such proxy to be given, (ii) substantial opposition exists, or (iii) such matter materially and adversely affect the rights of shareholders.

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

We are a Cayman Islands company and most of our assets are located outside of the United States. Most of our current operations are conducted in the PRC. In addition, most of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons is located outside of the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce in U.S. courts judgments on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not residents in the United States and the substantial majority of whose assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or ordinary shares.

A non-U.S. corporation will be considered a passive foreign investment company, or PFIC, for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets is attributable to assets that produce or are held for the production of passive income. The relative percentage of our passive income compared to our active income has significantly increased during the taxable year ended December 31, 2010. Nevertheless, we believe that we should not be treated as a PFIC for the taxable year that ended December 31, 2010. However, we must make a separate determination each year as to whether we are a PFIC, and accordingly, even if we were not a PFIC for the taxable year that ended December 31, 2010, our PFIC status may change in the current taxable year or a future taxable year as a result of a further decrease in our gross profit from the sale of our goods as a percentage of our gross income. If we were treated as a PFIC for any taxable year during which a U.S. person held an ADS or an ordinary share, certain adverse U.S. federal income tax consequences could apply to that U.S. person. See “Item 10. Additional Information —E. Taxation — United States federal income taxation — Passive foreign investment company.”

Our ADSs are currently trading below the minimum average closing price required by the New York Stock Exchange. Delisting could adversely affect the liquidity of our ADSs and the market price of our ADSs could decrease, and our ability to obtain adequate financing for the continuation of our operations would be substantially impaired.

Our ADSs are currently listed on the New York Stock Exchange. The New York Stock Exchange has minimum requirements that a company must meet in order to remain listed on the New York Stock Exchange. These requirements include maintaining a minimum average closing price of $1.00 per share over a period of consecutive 30 trading days. On August 1, 2011, we received notice from the NYSE that the price of our ADSs was below listing requirements. We must bring our average ADS price back above $1.00 within six months as of receipt of the notice. Otherwise, the New York Stock Exchange may initiate the delisting process. We are considering several options to regain compliance with this requirement. If we are unable to regain compliance and, as a result, our ADSs are delisted, the liquidity of our ADSs would be adversely affected, the market price of our ADSs could further decrease, and our ability to obtain adequate financing for the continuation of our operations would be substantially impaired, which could have a material adverse effect on our financial condition and results of operations.

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

In April 2008, FSHL established a wholly-owned subsidiary, Houston OCTG Group, Inc., or Houston OCTG, in Houston, Texas, United States. The purpose of Houston OCTG was to serve as our sales office for the North and South American markets. Following the imposition of countervailing and anti-dumping duties by the U.S. government, we completed construction of one threading line with an annual production capacity of 120,000 tonnes in July 2010 through Houston OCTG and are in the process of constructing another heat treatment line with an annual production capacity of 100,000 tonnes to counteract the impact.

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

In October 2008, WSP China established two new wholly-owned subsidiaries, Bazhou Seamless Oil Pipes Co., Ltd., or Bazhou Seamless, and Luntai County Longhua Mining Industrial Co., Ltd., or Luntai Mining, in Kuerle, Xinjiang Autonomous Region, China. The purpose of these two companies is to manufacture finished OCTG products. In November 2010, we dissolved and liquidated Luntai Mining due to change of operational strategy.

In April 2009, WSP China, together with two unrelated individuals, established Chaoyang Seamless. Chaoyang Seamless is a limited liability company with a registered capital of $14.6 million, located in Chaoyang, Liaoning Province, China. WSP China holds a 51% equity interest in Chaoyang Seamless. The purpose of Chaoyang Seamless is to provide raw materials for our subsidiaries in China.

Jiangsu Fanli Pipe Co., Ltd., or Jiangsu Fanli, was established in the PRC on April 16, 2004 as a limited liability company with a registered capital of $1.5 million. In April 2006, the registered capital of Jiangsu Fanli was increased to $7.3 million and WSP China acquired 70% equity interest in Jiangsu Fanli through capital injection. The remaining equity interest was owned 24%, 4% and 2% by Mr. Cheng Huang, Mr. Xiang Huang and Mr. Jianming Gu, respectively, all of whom are independent third parties. In February 2010, WSP China, together with three non-controlling shareholders entered into an agreement with

Zhejiang Jianli Company Limited, or Zhejiang Jianli, to transfer their entire equity interests in Jiangsu Fanli to Zhejiang Jianli. Pursuant to the agreement, WSP China retained certain assets of Jiangsu Fanli, including current assets, and assumed all liabilities incurred before the disposal. On the same date, WSP China entered into another agreement with Zhejiang Jianli to purchase certain hot-rolling production assets from Zhejiang Jianli. These two transactions have been accounted as nonmonetary exchange transactions in accordance with an authoritative guidance and, accordingly, the exchanges of nonmonetary assets between WSP China and Zhejiang Jianli are recorded based on the fair value of the assets exchanged. The transactions were completed in February 2010.

In February 2010, we, through our wholly-owned subsidiary, FSHL, acquired WSP Pipe from Mr. Piao Longhua, our chairman and chief executive officer for no monetary consideration. WSP Pipe was a shell company incorporated in the Thai-Chinese Rayong Industrial Zone, Thailand. We are in the process of completing the construction of an OCTG pipe manufacturing and sales facility through WSP Pipe, which consists of two hot-rolling production lines with a combined annual production capacity of 200,000 tonnes. We completed the construction of and began trial production on one hot-rolling production line in the second quarter of 2011 and another by mid 2011.

In February 2010, Bazhou Seamless established a wholly-owned subsidiary, Kuitun Seamless, in Kuitun, Xinjiang Autonomous Region, China. The purpose of Kuitun Seamless is to provide raw materials for Bazhou Seamless. In July 2011, we disposed of our entire equity interest in Kuitun Seamless to Shandong Shiheng Special Steel Co., Ltd. for a cash consideration of $9.8 million.

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

B.                   Business Overview

We are a leading Chinese manufacturer of seamless OCTG, including casing, tubing and drill pipes used for oil and natural gas exploration, drilling and extraction. We sell our products in both domestic and international markets. In China, we target sales of our products primarily at leading Chinese oil companies. For instance, in 2010, we were one of the three largest OCTG suppliers to China National Petroleum Corporation, or CNPC, and one of the two China-based non-API OCTG suppliers to China Petroleum & Chemical Corporation, or Sinopec. In the international markets, we have established an extensive overseas customer base, covering oilfields in North and South America, the Middle East, Asia, Africa and Russia.

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

To offer our customers a one-stop-shop solution for their OCTG requirements for oil and gas drilling and extraction, we focus our research and development efforts on producing higher margin, higher value-added non-API products. We have developed nine series of non-API products that are suitable for challenging drilling conditions, including deep or super-deep wells, high temperature, highly pressurized and highly corrosive conditions. For example, our non-API products have been used in wells with a depth of over 7,800 meters in Puguang gas fields in Sichuan Province, China. In addition to our seamless OCTG products, we also sell green pipes to our customers upon request. From time to time, we sell iron ore pellets, steel billets and other unfinished products to meet our customers’ production requirements.

In the past two years, we have experienced a decrease in both sales of API and non-API products due primarily to decreased demand for our OCTG products resulted from the worldwide economic slump, anti-dumping and countervailing duties imposed on Chinese OCTG products by the United States government as well as oversupply condition in domestic market. Sales of our non-API products as a percentage of net revenues decreased from 32.3% in 2008 to 17.7% in 2009 and 14.9% in 2010. For the same periods, sales of API products accounted for 55.4%, 71.8% and 58.9%, respectively, of our net revenues. The decrease in the sales of non-API products and increase in the sales of API products as a percentage of our net revenues in 2009 compared to 2008 were primarily attributable to the change of strategy in sales mix in 2009 as a result of the weak international demand for our OCTG products. The decreases in both the sales of non-API products and API products as a percentage of our net revenues in 2010 compared to 2009 were primarily due to decreases in sales volume of non-API products and API products and an increase in sales of our other products. In 2009, we entered into a five-year agreement to purchase iron ore pellets from a supplier in Brazil, on a yearly basis from 2010 through 2014. In 2010, we purchased 175,000 tons of iron ore pellets and sold them to a domestic steel company. The sales of iron ore pellets as a percentage of net revenues was 6.8% in 2010.

As of December 31, 2010, our key operating assets included seventeen threading lines and two drill pipe production lines with an aggregate annual production capacity of approximately 1,344,000 tonnes of seamless OCTG. Our production capacity was approximately 744,000 tonnes as of December 31, 2008 and 924,000 tonnes as of December 31, 2009. In addition, since 2006, we have acquired or constructed three production lines with an aggregate annual production capacity of 650,000 tonnes for the manufacturing of green pipes, which are semi-finished pipes that can be further processed into end-products. We have expanded our hot-rolling OCTG pipe production capacity and pipe threading capacity with the construction of production facilities in Houston, Texas and Thailand and additional production facilities in China.

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

We have grown significantly since our inception until 2009. However, our business has been adversely affected in 2009 and 2010 due to decreased demand for our products resulted from the worldwide economic slump, anti-dumping and countervailing duties imposed on Chinese OCTG products by the United States government as well as oversupply condition in domestic market.. In 2008, 2009 and 2010, our net revenues were $912.1 million, $577.0 million and $470.5 million, respectively. In 2008 and 2009, we had net income of $100.7 million and $1.6 million, respectively, and in 2010, we had net loss of $132.8 million.

Our industry

Overview of seamless OCTG

OCTG refers to a group of pipe and other tubular products used in the exploration, drilling and extraction of oil, gas and other hydrocarbon products. OCTG mainly consist of casing, tubing and drill pipes. Unless otherwise indicated, discussions relating to OCTG in this annual report are limited to these three types of OCTG:

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

We manufacture a broad range of seamless OCTG, which can be subdivided into API products and non-API products.

•	API products. These are manufactured in accordance with a standard which is considered to be the basic or minimum standard that must be met for oilfield equipment. API is the primary trade association of the oil and natural gas industry in the United States and promotes the standardization of oilfield equipment by setting and maintaining more than 500 standards and recommended practices. The API standard is a benchmark standard, and API products are produced according to the API specifications.

•	Non-API products. These are custom-made products. In addition to meeting API standards, non-API products are made with qualifications or specifications developed to meet customers’ special needs, such as higher strength, higher corrosion resistance or premium connectors. Non-API products are generally made to a higher standard than API products, and therefore more stringent technical standards and complex manufacturing techniques are required.

The table below sets forth our net revenues attributable to the two product categories for the periods indicated.

	For the year ended December 31,
	2008	2009	2010
API net revenues (in thousands)	$505,346	$414,250	$277,290
Sales volume (tonnes)	355,215	369,266	271,986
Average sales price	$1,423	$1,122	$1,020
Non -API net revenues (in thousands)	$294,776	$102,186	$70,143
Sales volume (tonnes)	154,114	52,877	37,543
Average sales price	$1,913	$1,933	$1,868

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

In addition to the above types of seamless OCTG, we also produce line pipes, also known as liners, which are a special type of casing pillar that extends to the wellhead. Line pipes can be broadly divided into drilling liners and oil extraction liners. We classify our line pipe products as API products. We also produce green pipes, which are semi-finished pipes that we further process into our end-products. We sell green pipes to customers upon request. From time to time, we sell iron ore pellets, steel billets and other unfinished products to meet our customers’ production requirements.

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

In order to offset the significant decline in business from North America due to countervailing duties on seamless pipes made in China, we will continue to increase sales and marketing efforts in other international markets. Through our subsidiary, Houston OCTG, we have been actively pursuing customers in Central and South America. In February 2010, we also acquired WSP Pipe, a company incorporated in the Thai-Chinese Rayong Industrial Zone, Thailand, which is not subject to countervailing duties imposed by the U.S. government. We have been successful in our penetration efforts, tapping into new markets and securing new customers in Northern and Western Africa, particularly in Algeria and Nigeria. In 2010, we have also secured contract wins worth a total of approximately $91.8 million to sell our products to Venezuela, which represents further penetration into the South American market. We secured the contract wins through bidding for open tenders announced by the Venezuelan government. We are qualified to sell products to certain major oil companies in the Middle East and have begun providing casing and drill pipe to them. We currently have an extensive customer base covering more than 25 countries and regions.

For international sales, we currently rely mainly on distributors in major international markets, which purchase products from us and then sell our products to operators of oil and gas fields. As part of our after-sales support function, we send our technicians overseas to our customers’ locations upon request. In 2008, 2009 and 2010, international sales accounted for approximately 65.3%, 38.4% and 37.3%, respectively, of our net revenues.

Customers

We have adopted a customer-oriented approach to sales and marketing and strive to provide high-quality customer support, including after-sales support. We believe our approach has enabled us to establish long-standing customer relationships with a broad customer base across major oilfields in China, including Daqing, Changqing, Xinjiang, Sichuan and Yanchang oilfields. The Daqing, Changqing, Xinjiang and part of Sichuan oilfields are operated by CNPC. We were one of the three largest OCTG suppliers to CNPC in 2010 and one of the two China-based non-API suppliers to Sinopec.

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

Our overseas customer base covers a wide geographical area and our products are used in oilfields in North and South America, the Middle East, Asia, Africa and Russia. For overseas customers and distributors, payment is usually made by a letter of credit that is issued prior to the shipment of products. We extend credit up to 90 days to certain large customers who have established long-standing business relationships with us.

Sales of our products are typically conducted either through purchase orders or sales contracts with a term of less than six months. We typically offer a warranty on our products for up to one year. During the warranty period, we will repair or replace faulty products. In certain situations, we may agree to indemnify direct loss caused by faulty products through our insurance coverage. In 2008, 2009 and 2010, we had incurred warranty costs of $2.0 million, $0.6 million and $45,000, respectively.

Our customers of other products are typically domestic manufacturers of steel products, and we only sell other products at our customers’ request. Sales of our other products are made via purchase orders placed by our customers. We sometimes enter into short-term sales contracts with terms of 60 to 90 days with our customers pursuant to which we sell our products at a fixed price during the term of each contract. We do not typically offer a warranty on our sale of other products.

In 2008, 2009 and 2010, sales to our five largest customers accounted for approximately 46.5%, 61.7%

and 46.5%, respectively, of our net revenues. Sales to CNPC accounted for 23.7%, 35.4%, and 20.2% of our net revenues for the years ended December 31, 2008, 2009 and 2010, respectively. Sales to PDVSA Services B.V. accounted for 11.1% of our net revenues for the year ended December 31, 2010. Other than CNPC, no other customer accounted for over 10.0% of our net revenues in 2008 and 2009. The following table lists our five largest customers for the periods indicated.

Largest customers	Location
2008
CNPC(1)	PRC
SNT Services Inc.(2)	United States
SB International Inc.(2)	United States
Sinopec	PRC
Pipeco Services(2)	United States
2009
CNPC(1)	PRC
CAMEG SPA Filiale Sonelgaz	Algeria
Yanchang Oil Field Co., Ltd.	PRC
PTT Exploration and Production Public Co., Ltd.	Thailand
Sinopec	PRC
2010
CNPC(1)	PRC
PDVSA Services B.V.	Venezuela
Yanchang Oil Field Co., Ltd.	PRC
Sinopec	PRC
Hongpeng Steel Co., Ltd.	PRC

(1) Contracts are typically entered into separately with the oilfields controlled by CNPC.

(2) These customers are distributors.

Pricing policy

Our products are not currently subject to any price controls or regulations by PRC government authorities. The government does not participate in our pricing decisions. In determining product pricing, we primarily consider the following factors: estimated overall market price level, costs, brand name and customer recognition of competing products. We generally set our prices according to the market prices at the relevant markets. Prices for our API products in the PRC domestic market are generally set based on the prevailing market prices, which are usually the prices at which CNPC purchases from its major suppliers. Our export prices are typically higher than our domestic prices. Our export prices fluctuate depending on local market conditions, exchange rates and other factors. The prices of our OCTG are competitive compared to those charged by our international competitors. We generally set prices of our other products according to the market prices at the relevant markets. In determining product pricing, we primarily consider the following factors: estimated overall market price level, costs, brand name and customer recognition of competing products.

Logistics

We usually deliver our finished products to customers in China by train or by truck in circumstances requiring urgent delivery. Our deliveries overseas are primarily made by ship. We have engaged a number of overseas shipping agents to transport our finished products overseas. For short-distance delivery of our products, for example, from our site to train stations, we have entered into a transportation framework agreement with Wuxi Quanhua Material Co., Ltd., or Quanhua Material, a related party. Under this agreement, Quanhua

Material agreed to provide transportation services to us for a fee that is negotiated based on the prevailing market price. This agreement expired on December 31, 2010 and has been renewed for a term of one year.

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

OCTG Manufacturing process

Hot-rolling production process. Our production process begins with the transportation of round steel billets from our suppliers to our production plants in Wuxi. Typically, these round steel billets have diameters of between 180 mm to 330 mm, weigh approximately 442 kg to 481 kg and have a length between 1.8 meters to 4.5 meters. After passing quality inspection, round steel billets are processed and manufactured into green pipes, which are semi-finished pipes. Green pipes are further processed into final products.

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

Production capacity

The following table sets out the annual production capacity for each of our OCTG and green pipe production facilities as of December 31, 2010 and the actual production output in 2008, 2009 and 2010.

Production facilities	Product line	Location	Year of commencement	Annual production capacity as of December 31, 2010(1)	Actual production output in 2008(1)	Actual production output in 2009(1)	Actual production output in 2010(1)
				(in tonnes)	(in tonnes)	(in tonnes)	(in tonnes)
No. 1 threading line	Tubing, casing and premium connectors	Wuxi, Jiangsu Province, PRC	August 2001	100,000	68,521	44,871	29,822
No. 2 threading line	Tubing	Wuxi, Jiangsu Province, PRC	August 2001	50,000	39,852	19,5 07	9,278
No. 3 threading line	Casing and premium connectors	Wuxi, Jiangsu Province, PRC	August 2002	70,000	75,883	36,766	34,031

Production facilities	Product line	Location	Year of commencement	Annual production capacity as of December 31, 2010(1)	Actual production output in 2008(1)	Actual production output in 2009(1)	Actual production output in 2010(1)
				(in tonnes)	(in tonnes)	(in tonnes)	(in tonnes)
No. 4 threading line	Casing	Wuxi, Jiangsu Province, PRC	March 2005	90,000	73,957	65,361	57,131
No. 5 threading line	Tubing and casing	Wuxi, Jiangsu Province, PRC	April 2006	90,000	70,486	51,668	30,894
No. 6 threading line	Casing	Wuxi, Jiangsu Province, PRC	November 2008	60,000	N/A	6,361	7,738
No. 7 threading line	Casing and premium connectors	Wuxi, Jiangsu Province, PRC	May 2006	40,000	68,892	36,581	29,138
No. 8 threading line	Casing and premium connectors	Wuxi, Jiangsu Province, PRC	May 2007	100,000	36,916	14,364	24,536
No. 9 threading line	Tubing and premium connectors	Wuxi, Jiangsu Province, PRC	March 2007	20,000	7,836	4,816	1,693
No. 10 threading line	Tubing and casing	Wuxi, Jiangsu Province, PRC	June 2008	100,000	38,553	60 ,534	20,514
Drill pipe production line	Drill pipes	Wuxi, Jiangsu Province, PRC	December 2006	12,000	11,298	5,561	4,019
Drill pipe production line	Drill pipes	Wuxi, Jiangsu Province, PRC	November 2007	12,000	9,056	1,341	—
Cold-draw pipe production line(2)	Green pipes	Xuyi, Jiangsu Province, PRC	January 2006	100,000	100 ,448	44,421	—
Hot-rolling pipe production line	Green pipes	Wuxi, Jiangsu Province, PRC	January 2007	450,000	349,691	248,120	240,716
Hot-rolling pipe production line(2)	Green pipes	Xuyi, Jiangsu Province, PRC	July 2007	100,000	48 ,860	16,342	—

Production facilities	Product line	Location	Year of commencement	Annual production capacity as of December 31, 2010(1)	Actual production output in 2008(1)	Actual production output in 2009(1)	Actual production output in 2010(1)
				(in tonnes)	(in tonnes)	(in tonnes)	(in tonnes)
Threading line	Tubing and casing	Songyuan, Jilin Province, PRC	February 2009	60,000	—	10,794	9,966
Threading line	Tubing and casing	Liaoyang, Liaoning Province, PRC	March 2009	60,000	—	18,661	7,950
Threading line	Tubing and casing	Liaoyang, Liaoning Province, PRC	July 2009	60,000	—	2,207	4,131
Threading line	Cas ing and premium connectors	Houston, USA	July 2010	120,000	—	—	8,502
Threading line	Tubing and casing	Kuerle, Xinjiang Autonomous, PRC	October 2010	100,000	—	—	—
Threading line	Tubing and casing	Kuerle, Xinjiang Autonomous, PRC	October 2010	100,000	—	—	—
Threading line	Tubing and casing	Kuerle, Xinjiang Autonomous, PRC	November 2010	100,000	—	—	—
Hot-rolling pipe production line	Green pipes	Liaoyang, Liaoning Province, PRC	May 2010	300,000	—	—	3,744
Hot-rolling pipe production line	Green pipes	Kuerle, Xinjiang Autonomous, PRC	April 2011	500,000	—	—	—

(1)	Comparison of actual output against annual production capacity is not meaningful as our annual production capacity is calculated using an estimated product mix for each production line, which may differ from the actual product mix manufactured from the production line.
(2)	We operated these production lines at Jiangsu Fanli. Following the disposal of our equity interest in Jiangsu Fanli in 2010, we ceased the operation of these production lines.

In 2010, we expanded our production capacity by introducing four new threading lines, which increased our aggregate annual production capacity by 420,000 tonnes to 1,344,000 tonnes. In 2010, Houston OTCG completed the construction of a pipe threading line with an annual capacity of 120,000 tonnes while Bazhou Seamless completed the construction of three pipe threading lines with an annual capacity of 100,000 tonnes each.

In the second quarter of 2010, Liaoyang Seamless completed the construction of a hot-rolling OCTG pipe production line with an annual production capacity of 300,000 tonnes. In October 2010, Bazhou Seamless completed the construction of a pipe heat treatment production line with an annual production capacity of 200,000 tonnes.

In April 2011, Bazhou Seamless completed the construction of a hot-rolling OCTG pipe production line with an annual production capacity of 500,000 tonnes. In April 2011, Houston OCTG completed the construction of a pipe heat treatment production line with an annual production capacity of 100,000 tonnes.

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

In July 2008, we acquired Mengfeng, a manufacturer of crude steel billets with a designed annual capacity of 600,000 tonnes to stabilize the supply, quality and cost of our raw materials. In April 2009, we together with two unrelated individuals established Chaoyang Seamless in Chaoyang, Liaoning Province, China. We hold a 51% equity interest in Chaoyang Seamless, through which we acquired tangible and intangible assets from a sponge iron and steel billet company in Liaoning province. The purpose of this investment is to further ensure a steady supply of raw materials for our growing OCTG manufacturing capacities in China, especially our OCTG production lines in northeastern China. Mengfeng and Chaoyang Seamless started their commercial production of steel billets in August and September of 2009, respectively. We expect Mengfeng and Chaoyang Seamless to fulfill at least two thirds of the steel billets requirement for our production in 2011.

Historically, we relied on third party green pipe suppliers and subcontractors to supply us with green pipes for our production needs, which was subject to fluctuations in market supply. Starting from 2006, we have significantly reduced our reliance on green pipe suppliers by expanding our in-house manufacturing capabilities of green pipes. In April 2006, we acquired a 70% equity interest in Jiangsu Fanli. In January 2007, we began production of green pipes at our new hot-rolling pipe line in Wuxi with an annual production capacity of 450,000 tonnes of green pipes. In July 2007, we commenced operation of our new hot-rolling pipe production line in Jiangsu Fanli, which has an annual production capacity of 100,000 tonnes of green pipes. After disposal of our equity interest in Jiangsu Fanli, our annual production capacity of green pipes decreased from 950,000 to 750,000 tonnes. As of December 31, 2010, we had 2 hot-rolling production lines capable of producing 750,000 tonnes of green pipes. Our green pipe production facilities are located in Wuxi, Jiangsu Province and Liaoyang, Liaoning Province. Our in-house production of green pipes allows us to monitor the quality of our green pipes without having to rely on the quality assurances of other manufacturers or suppliers. By producing green pipes ourselves, we have also streamlined our in-house production process and shortened the production cycle of our OCTG.

Expenditures on raw materials accounted for 77.9%, 74.4% and 73.4% of our cost of revenues in 2008, 2009 and 2010, respectively. In 2008, 2009 and 2010, purchases from our five largest suppliers accounted for approximately 47.5%, 58.4% and 29.9%, respectively, of our total raw material purchases.

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

We have a team of over 400 quality assurance staff equipped with advanced testing equipment. We also provide regular training to our production staff and have established a set of mandatory internal procedures and standards.

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

We further obtained certificates of authority to use the official API monogram on our manufactured products under the conditions of API Specification 5CT, API Specification 5D and API Specification 5L in February 2002 and API Specification 7 in February 2005. These certificates are subject to periodic inspection by API and must be renewed every three years. The expiration date of our current API certificates is August 2011. We are currently in the process of renewing these certificates.

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

The competitors in our export markets include leading seamless pipe producers in the world, particularly those in Argentina, Japan, the United States, France and Russia. Our international competitors include JFE Steel Corporation in Japan, US Steel in the United States, Tenaris in Argentina, Vallourec & Mannesmann Tubes in France, TMK in Russia and Sumitomo in Japan.

Intellectual property rights

We recognize the importance of protecting and enforcing our intellectual property rights by actively seeking legal protection for our products and proprietary information through patents, trademarks and technical know-how. See “Item 5. Operating and Financial Review and Prospects—C. Research and Development” for more information relating to our patents.

As of the date of this annual report, we had 23 patents and 35 pending patent applications in China, which include both utility model and invention patents. Most of our patents and patent applications relate to the manufacture of our non-API products. Specifically these patents deal with the production of specialized connectors, couplings and casings, and the production of our non-API products is substantially dependent on these patents. We own or have applied for patents to protect technologies that we believe are significant to our business. As with patent rights in most other jurisdictions, a patent holder in the PRC has the right to exclude others from using and otherwise exploiting the patented technology within the PRC without a license from the patent holder. Most of our patents cover utility models and have terms of ten years. Five of our patents cover inventions and have terms of 20 years. As we only hold PRC patents, if third parties manufacture and sell products using our technology outside the PRC in competition against us, we may not have a legal cause of action against them.

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

Environmental and safety matters

We believe we have been in substantial compliance with national and local environmental laws and regulations in China. We have installed waste treatment facilities and implemented waste treatment procedures to ensure that waste produced during our production processes is discharged in compliance with applicable laws and regulations. We have designated staff to handle solid waste and its disposal by selling re-usable steel scraps and defective pipes and disposing of other waste to waste collection companies. In addition, we have installed two sets of jet cloth filters to filter the oxidized dust generated from hot-rolling pipe production and pipe processing.

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

All phases of our operations are subject to environmental regulations and discharge standards promulgated by government agencies in China. Before we may begin project development and production, we must comply with environmental regulations and standards. Environmental regulations set forth limits and prohibitions on spills, releases or emissions of various substances produced in association with certain processing and manufacturing operations. A breach of any regulations may result in imposition of fines and penalties and even curtailment or suspension of our operations. Furthermore, future changes in environmental laws and regulations could occur that result in stricter standards and enforcement, larger fines and liability, and increased capital expenditures and operating costs, which could have a material adverse effect on our financial condition or results of operations.

Regulation on PRC iron and steel industry

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

In July 2008, WSP China acquired Mengfeng, a company located in Inner Mongolia, China. Mengfeng has been approved as a seamless steel pipe manufacturer by the Hohhot Municipal Commission of Development and Planning. However, Mengfeng has not built a seamless steel pipe production line yet and its current primary business is to provide raw materials for our subsidiaries in China. In April 2009, WSP China, together with two other investors established Chaoyang Seamless, the primary business of which is similar to that of Mengfeng. Nevertheless, because Mengfeng and Chaoyang Seamless are part of our integrated OCTG manufacturing business and their steel billet outputs are primarily used for our production of OCTG rather than for sale to any third party, our management believes that WSP China’s ownership in Mengfeng and Chaoyang Seamless is not in violation of the Iron and Steel Policy. However, there are substantial uncertainties regarding the interpretation and application of the Iron and Steel Policy. Accordingly, there can be no assurance that the PRC regulatory authorities, in particular the NDRC, will not in the future take a view that is contrary to the view of our management. If the PRC government determines that WSP China’s ownership in Mengfeng does not comply with the PRC government restrictions on foreign investment under the Iron and Steel Policy, we could be subject to severe penalties. See “Item 3. Key Information—D. Risk Factors—We may not be able to obtain the necessary PRC government authorization, the land use rights certificate or the building ownership certificate for some of our properties and plants.”

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

In 2009, 2010 and the first half of 2011, we entered into certain bill financing arrangements which were not in compliance with the general principles under the PRC Negotiable Instrument Law. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources— Bill financing.”

Regulations on foreign currency exchange

Pursuant to the Foreign Currency Administration Rules promulgated in 1996 and amended in 2008 and various regulations issued by SAFE, and other relevant PRC government authorities, Renminbi are freely convertible only to the extent of current account items, such as trade related receipts and payments, interest and dividends. Capital account items, such as direct equity investments, loans and repatriation of investment, require prior approval from SAFE or its local counterpart for conversion of Renminbi into a foreign currency, such as U.S. dollars, and remittance of the foreign currency outside of the PRC.

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

•                     Wholly Foreign-Owned Enterprise Law (1986), as amended in 2000;

•                     Wholly Foreign-Owned Enterprise Law Implementing Rules (1990), as amended in 2001;

•                     Sino-foreign Equity Joint Venture Enterprise Law (1979), as amended in 2001; and

•                     Sino-foreign Equity Joint Venture Enterprise Law Implementing Rules (1983), as amended in 2001.

Under these regulations, wholly foreign-owned enterprises and Sino-foreign equity joint ventures in the PRC may pay dividends only out of their accumulated profits, if any, as determined in accordance with the PRC accounting standards and regulations. Additionally, these foreign-invested enterprises are required to set aside 10% of their after-tax profits based on the PRC accounting standards each year, if any, to fund their general reserve fund, until the accumulative amount of such reserves reaches 50% of their registered capital. These reserves are not distributable as cash dividends. Wholly foreign-owned enterprises are also required to allocate a portion of their after-tax profits, as determined by the board of directors, to its staff welfare and bonus funds, which may not be distributed to equity owners.

In addition, dividends we pay to our non-PRC shareholders may be subject to a 10% withholding tax. After FSHL was qualified as a tax resident company in the Hong Kong Special Administrative Region in 2009, a withholding tax at 5% is applicable on dividends paid to FSHL. See “Item 10 Additional Information— E. Taxation—People’s Republic of China taxation.”

C.                   Organizational Structure

We hold our interest in the operating subsidiaries indirectly through our wholly-owned intermediate holding company, FSHL, a company incorporated in the British Virgin Islands.

Substantially all of our business is conducted through our wholly-owned operating subsidiary established in the PRC, WSP China.

The following table provides a list of our significant subsidiaries as of the date of this annual report:

Name	Place of incorporation	Ownership Interest
FSHL	British Virgin Islands	100%
WSP China	PRC	100%
Liaoyang Seamless	PRC	70%
Songyuan Seamless	PRC	100%
Houston OCTG	United States of America	100%
Mengfeng	PRC	100%(1)
Bazhou Seamless	PRC	100%
Chaoyang Seamless	PRC	51%
WSP Pipe	Thailand	100%

(1)	In July 2008, WSP China entered into an agreement with Hebei Bishi to acquire 100% equity ownership of Mengfeng for a total consideration of approximately $40.5 million. As of the date of this annual report, WSP China has paid a total of approximately $38.2 million to Hebei Bishi.

D.                  Property, Plant and Equipment

We are headquartered in Wuxi, China, where we own multiple buildings with an aggregate of approximately 199,130 square meters of office and manufacturing space. In addition, we have manufacturing facilities, either completed or under construction, and/or offices in Liaoyang, Songyuan, Kuerle, Tuoketuo County, Daqing, Changqing, and Dazhou, China and internationally in Houston, Texas and Thailand. Among these facilities and offices, we own approximately 472,557 square meters of space and lease the remaining approximately 21,204 square meters. In 2008, 2009 and 2010, we paid $467,374, $970,631 and $1.2 million, respectively, in rental expenses under these leases. We have land use rights to approximately of 2,103,007 square meters of land on which our plants or offices are situated, and such land use rights are usually valid for a period of fifty years starting from the date of grant.

We are currently constructing manufacturing facilities in Liaoyang through Liaoyang Seamless and in Thailand through WSP Pipe. In Liaoyang, we are in the process of completing the construction of a pipe heat treatment production line with an annual processing capacity of 100,000 tonnes. In Thailand, we are in the process of completing the construction of our remaining hot-rolling OCTG pipe production line, the combined annual production capacity of which, together with the other hot-rolling OCTG pipe production line completed in the second quarter of 2011, is 200,000 tonnes. The following table sets forth the major items of our planned expansion. For existing production, facilities, see “—B. Business Overview—Production capacity.”

Production facilities	Product line	Location	Expected time of completion	Expected annual production capacity (in tonnes)
Liaoyang pipe heat treatment production line	Heat treatment	Liaoyang, Liaoning Province, China	First half of 2012	100,000
Thailand hot-rolling pipe production lines	Hot-rolling	Thai-Chinese Rayong Industrial Zone, Thailand	Second half of 2011	200,000

We purchase equipment from both international and domestic suppliers. Our major equipment suppliers include Taiyuan Tongze Equipment Co., Ltd., Jiangsu Shengfeng Construction Co., Ltd. and Nantong Wujian Construction Co., Ltd.

For capital expenditures we expect to incur for the expansion of our production facilities in 2011, see

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

In China, we target sales of our products primarily at leading Chinese oil companies. For instance, in 2010, we were one of the three largest OCTG suppliers to CNPC, and one of the two China-based non-API suppliers to Sinopec. In the international markets, we have established an extensive overseas customer base, covering oilfields in North and South America, the Middle East, Asia, Africa and Russia.

We grew significantly since our inception until 2009. However, our business has been adversely affected in 2009 and 2010 due to decreased demand for our products resulted from the worldwide economic slump, anti-dumping and countervailing duties imposed on Chinese OCTG products by the United States government as well as oversupply condition in domestic market. As of December 31, 2008, 2009 and 2010, our annual production capacities of seamless OCTG were 744,000 tonnes, 924,000 tonnes and 1,344,000 tonnes, respectively. We have been increasing our production capacities amid the weak global economy since 2008 in anticipation of potential increase in demand for seamless OCTG when the economy fully recovers. In 2008, 2009 and 2010, our net revenues were $912.1 million, $577.0 million and $470.5 million, respectively. Net income attributable to us was $99.3 million and $4.2 million in 2008 and 2009, respectively. In 2010, net loss attributable to us was $118.8 million. The decrease in net revenues and net income in 2009 was primarily due to lower average selling prices, a larger proportion of lower-margin API products in our sales mix and lower sales volume. The decrease in net revenues and net loss in 2010 was primarily due to lower average selling prices and lower gross margin of API product sales.

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

Our revenues and net income have decreased from 2008 to 2010, due in part to decreases in oil and natural gas prices resulted from lower demand for our OCTG products. In 2008, our net revenues and volume of products sold increased by 88.5% and 48.5%, respectively, compared to 2007. In 2009, our net revenues decreased by 36.7% compared to 2008, while the volume of our products sold increased by 6.5% compared to 2008. In 2010, our revenues and volume of products sold decreased by 18.5% and 2.3%, respectively, compared to 2009. In 2008, 2009 and 2010, approximately 65.3%, 38.4% and 37.3%, respectively, of our net revenues were derived from export sales.

Since 2005, China has been a net exporter of API OCTG and a net importer of non-API OCTG. North America, Russia and the Middle East are other important seamless OCTG markets. With the existing and conventional reservoirs gradually being depleted, major oil and gas exploration and production companies have significantly shifted their exploration and development focuses to non-conventional deep-water oil sources and non-conventional gas sources in recent years. The shift to more challenging operating conditions have increased demand for high quality seamless OCTG.

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

Changes in our sales mix to the Chinese domestic market also helped offset some of our sales decreases in international markets. Domestic average selling prices for our products, especially for API products, remained at low levels despite increasing raw materials costs. Domestic prices for our non-API products remained comparatively higher because our sophisticated proprietary technologies make our products attractive to customers.

In 2010, global demand for our OCTG products remained weak with oil prices recovering slowly amid worries of Europe's financial crisis and growing oil stockpiles. Sales of both our API and non-API products in 2010 have continued to be adversely affected by the weak global economic environment and anti-dumping and countervailing duties imposed by the US government. As a result of our continued focus on sales of OCTG products to domestic customers due to weakening international demand for OCTG products, 62.7% of our net revenues in 2010 were attributed to the domestic market as compared to 61.6% in 2009.

Towards the end of 2010, U.S. crude oil prices have risen to above $87 a barrel on expectations of higher energy demand and lower U.S. interest rates with the US Federal Reserve taking measures to boost the economy. In the beginning of 2011, U.S. crude oil prices hovered above $100 a barrel amid global economic uncertainty due to concerns that the political upheaval in North Africa and the Middle East may disrupt oil output in the OPEC nations. These global political developments, as subsequently intensified by the earthquake, tsunami and nuclear crisis in Japan in March 2011, may lead to a higher demand for our OCTG products due to a potential increase in global exploration and production activities amid worries of a shortage in oil supply. Towards the second quarter of 2011, oil prices traded slightly below $100 a barrel within a narrow range amid signs of slowing global economic growth and growing concerns of European debt crisis. Recently in August 2011, oil prices fell below $80 a barrel amid worries of a bout-dip recession following the downgrade of the U.S. credit rating by the Standard & Poor’s. In 2011, we expect the sales prices in China for our non-API products to remain at current levels for the near term because our products are capable of being used in extreme oil and gas exploration environments. Our customers also recognize the technological advantages of our products, such as our T-series premium connection and anti-corrosion pipes which use our proprietary technologies. Our non-API products have price advantages compared to those products produced by our international competitors because of our lower costs of production, and we provide faster delivery to our international customers than most of our international competitors. It is difficult to predict how the sales prices for API products in China will change during the remainder of 2011 because of a current oversupply of API products and aggressive price competition in the Chinese market. However, with signs of recovery in our shipments to both domestic and international markets towards the end of 2010, we expect that the trend of recovery in shipments will continue through 2011 if the global economic environment does not deteriorate. See “Item 3. Key Information—D. Risk Factors— Declines in domestic and international oil and natural gas prices, or domestic and international exploration, drilling and production activities, would adversely affect our profitability.”

Supply of raw materials

Our primary raw materials consist primarily of round steel billets and green pipes. The prices of round steel billets and green pipes fluctuate in response to global and domestic demand and supply, which have resulted in significant price volatility in recent years. Due to increasing market demand, we experienced a substantial increase in steel prices, especially in 2007 and the first two quarters of 2008. The price of steel declined towards the end of the third quarter of 2008 and the decline continued in the fourth quarter of 2008. The price of steel was volatile in the first quarter of 2009 and has been on an upwards trend since the second quarter of 2009. The upwards trend of steel price has continued through 2010 and we expect the price of steel to experience continued volatility in 2011.

Historically, we purchased round steel billets directly from suppliers. In order to secure a steady supply of round steel billets, in December 2006, we entered into a five-year cooperation agreement with Wuxi Xuefeng, under which Wuxi Xuefeng is committed to supply us with 300,000 to 600,000 tonnes of round steel billets per year. The prices of the billets under this arrangement will be adjusted periodically according to the prevailing market price.

In order to secure adequate supplies of steel billets, in July 2008, we entered into an agreement with Hebei Bishi to acquire 100% equity ownership of Mengfeng. Located in Inner Mongolia, China, Mengfeng has a designed annual capacity of 600,000 tonnes of crude steel billets. In April 2009, we established Chaoyang Seamless, a steel billet manufacturing company to help us further stabilize the supply, quality and cost of raw materials. We hold a 51% equity interest in Chaoyang Seamless. Both Mengfeng and Chaoyang Seamless’s entire steel billet output are used in the production of our green pipes. Our acquisition of Mengfeng and establishment of Chaoyang Seamless give us the ability to produce steel billets in-house, which helps us to further secure a steady supply of round steel billets. Mengfeng and Chaoyang Seamless started their commercial production of steel billets in August and September of 2009, respectively. We expect Mengfeng and Chaoyang Seamless to fulfill at least two thirds of the steel billets requirement for our production in 2011. We have also entered into iron ore contracts in 2009 and 2010 with major suppliers to ensure that we have adequate supply of raw materials for the production of our steel billets.

Historically, we purchased green pipes primarily from other manufacturers. In January 2007, we began production of green pipes at our new hot-rolling pipe plant in Wuxi with an annual production capacity of 450,000 tonnes of green pipes. We completed the construction of a hot-rolling pipe production line with an annual production capacity of 300,000 tonnes in Liaoyang in 2010 and a hot-rolling pipe production line with an annual production capacity of 500,000 tonnes in Kuerle in April 2011. We are in the process of completing the construction of our remaining hot-rolling OCTG pipe production line in Thailand, the combined annual production capacity of which, together with the other hot-rolling OCTG pipe production line completed in June 2011, is 200,000 tonnes. We expect to complete the construction and commence production on the remaining hot-rolling OCTG pipe production line in the second half of 2011.

Our production of green pipes allows us to monitor the quality of our green pipes without having to rely on the quality assurances of other manufacturers or suppliers. By producing green pipes in-house, we have streamlined our in-house production process and shortened the production cycle of our OCTG.

Production capacity

We have expanded our production capacity significantly in the past few years. As of December 31, 2008, 2009 and 2010, our production capacities of seamless OCTG were 744,000, 924,000 and 1,344,000 tonnes, respectively. Our annual production capacity is the maximum production capacity that can be achieved at the optimal level of operations of our production lines, calculated using an estimated product mix for each production line. As of December 31, 2010, our key operating assets included seventeen threading lines and two drill pipe production lines. See “Item 4. Information on the Company—B. Business Overview—Manufacturing.” Our overall capacity utilization rate is not comparable year to year due to the fact that our actual output from each production line reflects the actual product mix produced from a particular line, which differs from estimated product mix because the types of products we actually produce are based on customer specifications. We may increase our production capacity in the future depending on the circumstances.

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

The average sales price for our non-API products increased from 2007 through 2009 due to sales of higher priced non-API products. The decrease in average sales price for our non-API products in 2010 compared to the price in 2009 was due to sales of lower priced non-API products.

The average export prices increased from 2007 through 2008, primarily due to overall increases of prevailing international market prices resulted from higher demand for seamless OCTG as new gas and oil fields were being developed and increased drilling and exploration activities in more challenging conditions. In 2009, the average export prices increased from 2008, primarily due to sales of higher priced API and non-API products despite an overall decline in the international market demand for seamless OCTG as global drilling and exploration activities decreased as a result of worldwide economic turmoil. In 2010, the average export prices decreased from 2009, primarily due to sales of lower priced API and non-API products as a result of weakening international market demand.

Other products constitutes 12.3%, 10.5% and 26.2% of our net revenues in 2008, 2009 and 2010. The main reason for the increase in net revenues was due to increased demand from our customers for other products to meet their production requirements coupled with the comparative decrease in demand for our API products and non-API products. Sales of other products allow us to reduce the stock of our inventory of raw materials or unfinished products in different stages of our manufacturing process. We generally set prices of other products according to the market prices at the relevant markets. In determining product pricing, we primarily consider the following factors: estimated overall market price level, costs, brand name and customer recognition of competing products.

Product mix and geographical distribution

Our gross margin and operating margin are substantially affected by our product mix, particularly with respect to API and non-API OCTG products. Our non-API products are generally non-standard products with customized specifications that are developed to meet special needs, such as improved strength, higher corrosion resistance, improved sealing and premium connectors, among others. Because non-API products typically command a price premium compared with API products, our gross margin and operating margin will increase if a higher percentage of our net revenues are derived from sales of non-API products. Sales of our non-API products as a percentage of net revenues decreased from 32.3% in 2008 to 17.7% in 2009 and 14.9% in 2010. Our API products accounted for 55.4%, 71.8% and 58.9%, respectively, of our net revenues during the same periods. The increase in sales of our API products compared to non-API products in 2009 was primarily due to a change in our strategy of sales mix in response to lower international market demand for seamless OCTG. The decrease in sales of our API products in 2010 compared to 2009 was primarily due to lower domestic API sales resulted from the stiff domestic market environment. The following table sets forth sales volume and average sales prices of our API and non-API products for the periods indicated.

	For the year ended December 31,
	2008	2009	2010
API
Sales volume (tonnes)	355,215	369,266	271,986
Average sales price	$1,423	$1,122	$1,020

	For the year ended December 31,
	2008	2009	2010
Non-API
Sales volume (tonnes)	154,114	52,877	37,543
Average sales price	$1,913	$1,933	$1,868

We generate revenues from both domestic and export sales. Domestically, we are a major player in the seamless OCTG market. In recent years, we have also devoted efforts to expand our export sales and our international presence because export prices are generally higher than domestic prices for the same products and exports provide us with revenue diversification and allow us to build global brand recognition. Our domestic sales increased as measured by the percentage of total sales in 2009 as compared to 2008 due to an increase in the amount of our products allocated for domestic sales. Net revenues from export sales accounted for 65.3%, 38.4% and 37.3% of our net revenues in 2008, 2009 and 2010, respectively. The decreases in export sales for 2009 and 2010 compared to 2008 are due primarily to lower international market demand for our products and that in 2009, we shifted our focus to domestic markets due to weakening international demand for OCTG products starting in the fourth quarter of 2008. See “—Demand for seamless OCTG in the domestic and international markets” for detailed discussion. We rely mainly on distributors and agents to sell our products to oil and gas fields overseas. In 2011, we intend to increase our sales in overseas market as the overseas markets recover and continue to develop our ability to conduct direct sales overseas. The following table sets forth the sales volume and average sales prices of our domestic and export sales for the periods indicated. Our domestic and export sales below also include our sales of non-OCTG producs.

	For the year ended December 31,
	2008	2009	2010
Sales volume (tonnes)	608,516	648,055	633,272
Domestic	238,038	520,880	510,994
Export	370,478	127,175	122,278
Average sales price	$1,499	$ 890	$743
Domestic	$1,329	$ 682	$577
Export	$1,608	$1,743	$1,435

Overview of financial results

Net revenues

Our net revenues primarily consist of sales of OCTG products. Our OCTG products fall into two categories, API products and non-API products. Our primary OCTG products consist of tubing, casing and drill pipes. See“—Factors affecting our results of operations—Product mix and geographical distribution” for details on our product mix. We also generate, to a lesser extent, revenues from other non-OCTG pipe products, such as green pipes, which are semi-finished pipes that can be further processed into end-products, iron ore pellets, iron ore billets and other unfinished products. The following table sets forth the net revenues of our API, non-API and other products for the periods indicated. Net revenues are net of business taxes.

	For the year ended December 31,
Net revenues (in thousands)	2008	2009	2010
API	$505,346	$414,250	$277,290
Non-API	294,776	102,186	70,143
Iron ore	-	19,968	31,918
Others	111,968	40,625	91,114
Total	$912,090	$577,029	$470,465

We have built an extensive customer base, covering customers located in the PRC, as well as in North and South America, the Middle East, Asia, Africa and Russia. Sales of our OCTG products to the South American market, especially Venezuela, increased as a result of our successful penetration into this market and accounted for 35.5% of our export sales in 2010. We are currently bidding for more tenders from the Venezuelan government, and therefore, we expect that sales of our OCTG products to Venezuela will continue to increase in 2011. We determine the geographical market of our net revenues based on the location of the initial purchasers of our products. The following table sets forth the breakdown of our net revenues by geographic market for the periods indicated. See“—Factors affecting our results of operations—Product mix and geographical distribution” for a discussion of our domestic and export sales trends.

	For the year ended December 31,
Net revenues (in thousands)	2008	2009	2010
Domestic
PRC	$316,278	$355,402	$294,946
Export
Malaysia	37,587	12,875	5,087
Singapore	22,138	5,236	3,542
Hong Kong	79,737	10,500	8,499
United Arab Emirates	23,302	17,889	691
Rest of Asia	68,541	53,074	21,016
Total Asia	231,305	99,574	38,835
United States	312,812	51,904	45,414
Canada	5,080	936	7,318
Total North America	317,892	52,840	52,732
Venezuela	-	-	62,295
Others	46,615	69,213	21 ,657
Total export	$595,812	$221,627	$175,519

Cost of revenues

Our cost of revenues consists primarily of our manufacturing costs adjusted for changes in inventory. Our manufacturing costs primarily include the costs of raw materials used to manufacture our products, most significantly, green pipes and round steel billets. Green pipes have accounted for a significant portion of our raw materials costs in the past. Since we began using green pipes produced by our former subsidiary Jiangsu Fanli and our hot-rolling pipe plant in 2007, the costs of round steel billets have become the primary component of our costs of raw materials. The remaining components of our manufacturing costs include shipping and handling costs, labor, utility, depreciation and miscellaneous expenses such as overhead costs, maintenance costs and sundry costs. Labor costs consist of wages, salaries and other statutory employee benefits for our production workers. Depreciation includes charges on our machinery and equipment for the production of our goods. We include in our cost of revenues write-down for value of potentially obsolete or slow-moving inventories, based on specific analysis of our sales forecasts and inventory conditions.

We incur significant shipping and handling costs in connection with the shipping of our products to our customers located in other parts of China and overseas. We usually deliver our finished products to customers in China by train or by truck in circumstances requiring urgent delivery. Our overseas deliveries are primarily made by ship. Our export contracts are usually entered into on a Free On Board (FOB) basis, which means that we pay for shipping of the goods to the port of shipment, plus loading costs. Our customers pay freight, insurance, unloading costs and shipping from the port of destination to the factory. We engage a number of overseas shipping agents to transport our finished products overseas. The shipping and handling costs were $44.8 million, $26.0 million and $33.8 million in 2008, 2009 and 2010, respectively.

VAT in China is charged on sales at a general rate of 17% based on the sales price of our products to customers. We are deemed to have paid a 4% VAT based on the general rate minus a 13% VAT refund on export sales, which we are entitled to receive immediately upon filing the VAT returns. The 4% VAT is recorded as a cost of revenues on export sales.

Operating expenses

Our operating expenses include selling and marketing expenses, impairment on long-lived assets and general and administrative expenses.

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

Our selling and marketing expenses also include costs of product warranties. In connection with the warranties relating to our products, we provide a warranty to customers that our products will meet the stated functionality as agreed to in each sales contract. We provide for the estimated warranty costs under these guarantees based upon historical experience and management’s estimate of the level of future claims. Our provisions for estimated warranty costs were $2.9 million, $0.1 million and $0.5 million in 2008, 2009 and 2010, respectively. We have defective product issues occasionally and such defects typically become evident within the first few months of sales.

General and administrative expenses

General and administrative expenses comprise primarily of salaries and benefits, share-based compensation expenses, professional fees, guarantee fees, and business travel expenses.

We incurred general and administrative expenses of approximately $41.7 million, $44.8 million and $67.0 million in 2008, 2009 and 2010, respectively. Our general and administrative expenses have increased since 2008 primarily because of expansion of overall operations, acquisition of new facilities and higher salary expenses due to the hiring of additional employees. Our general and administrative expenses increased slightly in 2009 compared to 2008 mainly due to the increase in salary and benefits and depreciation charges resulted from a higher operational scale, which have been partially offset by the decrease in the allowance for doubtful accounts. The higher general and administrative expenses in 2010 compared to 2009 was primarily due to increases in allowance for doubtful accounts and legal fees incurred, as well as higher salary expenses incurred for recruiting additional employees.

Impairment on long-lived assets

We measure impairment by comparing the carrying value of the long-lived assets to future undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we would recognize an impairment loss based on the fair value of the assets.

We recorded an impairment charge of $17.1 million for Chaoyang Seamless in 2010 based on the results of our impairment test.

Research and development expenses

Our research and development expenses are not disclosed as a separate item in the income statement but allocated to cost of revenues and other operating expenses, depending on whether the costs are related to the design, production, testing or enhancement of our products and manufacturing process and the personnel who participate in the research and development projects. The OCTG industry in which we operate is characterized by rapid development and increasing demand for non-API products. In 2006, we did not have a separate department for research and development, even though many employees have devoted part of their time in research and development activities. We established our research and development department in July 2007. We incurred research and development expenses of approximately $0.7 million, $0.7 million and $1.7 million in 2008, 2009 and 2010, respectively. We expect to incur more research and development expenses in the future as we devote greater resources to improving our technical know-how in OCTG production, in particular relating to the production of non-API products.

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

In September 2008, WSP China was officially granted the “high and new technology enterprise” status for a period of three years with retrospective effect from January 1, 2008. Therefore, WSP China is entitled to a preferential income tax rate of 15% in 2008, 2009 and 2010 as long as it maintains its qualification as a “high and new technology enterprise” under the New Tax Law. WSP China has used the 15% preferential tax rate in the calculation of current and deferred tax balances, which was consistent with the preferential tax rate applicable to WSP China prior to January 1, 2008. We expect that WSP China will maintain its qualification as a “high and new technology enterprise” in the foreseeable future as it has successfully fulfilled the required conditions in the past. We are currently in the process of applying for the renewal of the “high and new technology enterprise” status from the PRC tax authorities. See “—C. Research and Development” for more information relating to our research and development results and efforts. If WSP China fails to maintain the “high and new technology enterprise” status, the calculation of deferred tax balances will be based on the uniform tax rate of 25%.

As of December 31, 2009 and 2010, the measurement of our deferred tax assets has been reduced by a valuation allowance in the amount of $6.9 million and $33.1 million, respectively as based on the available evidence it is more likely than not that some portion of our deferred tax assets are not expected to be realized. The recognition of valuation allowance has partly contributed to the increase and decrease in our effective income tax rate in 2009 and 2010, respectively.

Our other entities registered in the PRC are subject to the 25% and 33% EIT rates since and before January 1, 2008, respectively.

Houston OCTG is subject to United States federal corporate income tax rate of 34% and Texas state margin tax levied at 0.5% of gross profits.

The subsidiaries of FSHL that are tax residents in China will be subject to the Chinese dividend withholding tax at 10% when these Chinese subsidiaries distribute dividends paid out of profits that arise on or after January 1, 2008. In 2009, following FSHL’s qualification as a tax resident company in the Hong Kong Special Administrative Region, a withholding tax at 5% will be applicable on China dividends paid to FSHL. A provision for PRC dividend withholding tax of $0.8 million has been made based on the 40% of the 2009 undistributed earnings of our PRC subsidiaries as of December 31, 2009, which are expected to be distributed. The remaining undistributed earnings of our PRC subsidiaries of approximately $90.8 million at December 31,

2009 are considered to be reinvested, and no deferred tax liability has been made for the PRC dividend withholding taxes that would be payable upon the distribution of those amounts to FSHL as of December 31, 2009. In 2009, we distributed dividends out of the annual profits of WSP China for the year ended December 31, 2007. No withholding tax is necessary on any dividend amount paid out of retained earnings of WSP China before January 1, 2008. A reversal of provision for PRC dividend withholding tax of $0.4 million was made based on 40% of the 2010 undistributed earnings of the Company's PRC subsidiaries due to operating losses.

The calculation of income taxes reflects the status of WSP Holdings and FSHL as non-China tax resident companies. The tax residency of a company is normally a question of fact. For a company, such as WSP Holdings and FSHL, which has been established outside China, tax residency will only be in China if the location of effective management of the company is in China.

Because the concept of tax residency is new in China, it is possible that the tax authorities may in the future assert that WSP Holdings and/or one or more of its non-Chinese subsidiaries are tax residents in China. In the event that this occurs, WSP Holdings or FSHL will become subject to the PRC New Tax Law on its worldwide income. This would cause any income earned by WSP Holdings and FSHL to be subject to China’s 25% EIT. As there is an exemption for any dividends received by a China tax resident company from another tax resident company, such taxable income would not include any dividends from the Chinese subsidiaries.

We have made an assessment of the level of tax authority based on the technical merits for each tax position, including the potential application of interest and penalties, and have measured the unrecognized tax benefits associated with the tax positions. As of December 31, 2009 and 2010, the Company had additional unrecognized tax benefits of $3,178 and $3,698, respectively, that related to net operating loss carryforwards. The aforementioned liability is recorded as non-current liabilities because the related payment is not anticipated within one year of the balance sheet date. In 2010, the Company had recorded an additional liability for an uncertain tax position related to the government grant received by one of its subsidiaries. We classify interest and/or penalties related to income tax matters in income tax expense. We had additional accrued interest and penalties as of December 31, 2008, 2009 and 2010 of approximately $217,000, $365,000 and $2,558,000, respectively, arising from the unrecognized tax benefit balances for 2007.

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

Revenue recognition

We recognize revenue when persuasive evidence of an arrangement with the customer exists, the product has been shipped and title has passed, provided that we do not have significant future performance obligations, the amount due from the customer is fixed or determinable, and collectability is reasonably assured. There is no significant customer acceptance process. We assess whether the amount due from the customer is fixed or determinable based on the payment terms of the agreement. We assess collection based on a number of factors, including past transaction history with the customer and creditworthiness of the customer.

We present revenue net of value added tax, sales returns and applicable local government levies.

Iron ore sales

Sales of iron ore is recognized on the same criteria above except that revenue is recognized when the iron ore is collected by the customer at the destination port. We record the sales of iron ore on a gross basis, as we act as principal in the transaction taking the risks and rewards of ownership and take the title of the products.

In November 2009, we entered into a five-year commitment to purchase a minimum of 300,000 tonnes of iron ore pellets to be delivered by separate shipments on a yearly basis from 2010 through 2014. The commitment for purchase of iron ore pellets is not determinable as the contract does not include a stated purchase price.

In November 2010, we entered into another commitment to purchase approximately 600,000 tonnes of iron ore fines for a total amount of $75 million. The commitment for purchase of iron ore fines is to be completed within a period of one year through one or two shipments per month.

Warranty

We sell the majority of our products to customers along with unconditional repair or replacement warranties for a 12-month period from the date of purchase. We determine the estimated liability for warranty claims based on our historical experience and management's estimate of the level of future claims. Our provision for warranty claims is derived based on the average percentage of actual warranty claims over our revenues in the past five years. We foresee less warranty claims in the future due to the significant decline in our sales to the United States and minimum unsettled warranty claims. It is reasonably possible that our estimate of the accrued product warranty claims will change in the near term. Estimated costs for product warranties are recognized at the time when revenue is recognized.

Impairment of long-lived assets

We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, we measure impairment by comparing the carrying amount of the asset to future undiscounted net cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the asset, we will recognize an impairment loss based on the fair value of the asset. In 2010, we experienced a significant decline in sales to the United States due to the anti-dumping and countervailing duty imposed on our products, which resulted in a low capacity utilization of our production facilities. In view of these changes in our operating circumstances and the operating losses incurred by certain asset groups, we performed an impairment test for these asset groups namely, WSP China, Liaoyang Seamless, Songyuan Seamless, Mengfeng and Chaoyang Seamless on December 31, 2010. Based on the results, we recognized an impairment loss of $17.1 million for Chaoyang Seamless, mainly due to its accumulated losses, poor growth prospects and inability to generate sufficient return on equity. The future undiscounted net cash flows of the rest of the asset groups exceed their carrying amounts, and therefore we recognized no impairment loss. We also performed an analysis on potential impairment indicators for three other asset groups, namely, Bazhou Seamless, Houston OCTG and WSP Pipe, and concluded that test of recoverability was not required due to the absence of events or changes indicating that the carrying amounts of these asset groups may not be recoverable.

The impairment test that we performed for certain asset groups on December 31, 2010 was assisted by an independent third party valuation firm. The valuation analysis, which is based on our financial projections, utilizes generally accepted valuation methodologies such as the future undiscounted net cash flows as stipulated under the step one of the two-step process of the relevant authoritative accounting pronouncement. The valuation analysis considers certain principal factors such as the nature, financial and operating results of our business, the global economic outlook in general and the specific economic and competitive elements affecting our business, industry and market, the market-derived investment returns of entities engaged in a similar line of business and returns from other similar types of projects, the stage of development, contemporaneous business plans and relevant financial risks of our business. The valuation analysis also incorporates certain major assumptions concerning the political, legal, fiscal and economic conditions, future movement of exchange rates and interest rates, the availability of financial resources, management competency and availability of key personnel, industry trends and market conditions. Based on the result of the impairment test, except for Chaoyang Seamless, the aggregate future undiscounted net cash flows from the reporting units is greater than the sum of carrying value of the relevant reporting units by $290.7 million.

The projected undiscounted cash flow estimate included, among other things, an analysis of projected revenue growth, gross margins, effective tax rates, capital expenditures and working capital requirements. These assumptions are inherently uncertain and subjective. The key assumptions of our cash flow forecasts were consistent with the assumptions that we used in developing our business plan, which included:

•	Net revenues will grow at a CAGR of 1% to 12.7% for 2011 through 2019 resulting in sales volume of 450,000 tonnes to 460,000 tonnes of finished products while sales price of finished products per tonne is expected to increase by 0% to 16.8% per annum.

•	Cost of revenues is projected to decrease by 3.1% to 20.9% for all asset groups during 2011, except for Songyuan Seamless where cost of revenues is projected to increase by 3.2%, and the cost of revenues represents around 86.6% to 101.4% of sales.

•	Operating expenses as a percentage of net revenues are expected to remain stable for all asset groups as management expects costs are to be controlled, except for Chaoyang Seamless where the operating expenses percentage is expected to decrease during the projection period from 2011 to 2019 as we anticipate the expected economies of scale brought about by increased revenue.

•	Working capital requirement is estimated by management to be 0% to 3% of net revenues, based on analysis of our historical financial ratio.

•	There will be no material changes in the existing political, legal, fiscal and economic conditions in China;

•	There will be no material deviation in industry trends and market conditions from economic forecasts.

In determining the fair value of the impaired assets of Chaoyang Seamless, we adopted a discount rate of 14% to reflect the risks the management perceived as being associated with achieving the forecasts and is based on the estimated cost of capital of Chaoyang Seamless, which was derived by using the capital asset pricing model, after taking into account systemic risks and non-systematic risks. The capital asset pricing model is a model commonly used by market participants for determining the fair values of assets that adds an assumed risk premium rate of return to an assumed risk-free rate of return. We considered the selected discount rate to properly reflect the uncertainty associated with the key assumptions of projected cash flows of Chaoyang Seamless as of December 31, 2010.

Goodwill

The excess of the purchase price over the fair value of net assets acquired is recorded on the consolidated balance sheet as goodwill. Goodwill is not amortized but is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. We perform an annual goodwill impairment test on December 31 of each fiscal year for all reporting units. Goodwill is tested following a two-step process. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. We performed an impairment test for goodwill on December 31, 2010 and based on the results that the fair value of goodwill exceeds its carrying amount, we recognized no impairment loss.

The impairment test that we performed for goodwill on December 31, 2010 was assisted by an independent third party valuation firm.

The valuation analysis utilizes and considers generally accepted valuation methodologies such as the income, market and cost approaches. The valuation analysis basically depends upon the income and market approaches to derive a business enterprise value. Under the income approach, a discounted cash flow method is used to arrive at a value based on our financial projections while under the market approach, financial ratios of comparable companies in the same or similar line of business are analyzed to determine a value. In applying the market approach, different value measures or market multiples of comparable companies are analyzed to induce a series of multiples that are considered representative of the industry average, which will then be adjusted by a growth and risk adjustment factor to reflect the expected growth rate and risk level of the reporting unit. The valuation analysis considers certain principal factors such as the nature, stage of development of operation and relevant business risks of the reporting unit, the global economic outlook and specific economic and competitive elements affecting the reporting unit’s business, its industry and market as well as the nature and prospects of the industry. The valuation analysis also incorporates certain major assumptions concerning the political, legal, fiscal and economic conditions, tax legislation, future movement of exchange rates and interest rates, the availability of financial resources, management competency and availability of key personnel, industry trends and market conditions.

The only reporting unit with goodwill was Chaoyang Seamless. After we performed impairment test of long-lived assets and recognized impairment loss for the asset group of Chaoyang Seamless, the fair value of the reporting unit exceeds its carrying amount, including goodwill. Thus there was no goodwill impairment for Chaoyang Seamless as it passed step one of goodwill impairment test.

Accounts receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. Amounts collected on trade accounts receivable are included in net cash provided by operating activities in the consolidated statements of cash flows.

The allowance for doubtful accounts is our estimate of the amount of probable credit losses in our existing accounts receivable. We consider factors such as customer credit-worthiness, past transaction history with the customer and current economic industry trends when we determine the collectibility of specific customer accounts. Allowance for doubtful accounts for accounts receivable was $10.1 million, $9.8 million and $20.1 million in 2008, 2009 and 2010, respectively. The allowance for doubtful accounts for accounts receivable in 2008 was primarily due to the provisions for bad debt that resulted from uncollectible letters of credit from a Russian bank which was unable to make payment due to the bank’s financial difficulties. The increase in allowance for doubtful accounts for accounts receivable in 2010 was primarily due to the provision for one customer who failed to meet the repayment schedule.

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

Management must exercise significant judgment to determine our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We base the valuation allowance on our estimates of taxable income in each jurisdiction in which we operate and the period over which our deferred tax assets will be recoverable. If actual results differ from these estimates or we adjust these estimates in future periods, we may need to establish an additional valuation allowance, which could materially impact our financial position and results of operations.

U.S. GAAP requires that an entity recognize the impact of an uncertain income tax position on the income tax return at the largest amount that is more likely than not to be sustained upon audit by the relevant tax authority.

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

Internal control over distribution of our products

In the years ended December 31, 2008, 2009 and 2010, we did not have any direct sales to Sanctions Targets.

We sell our products in international markets primarily through independent, non-U.S. distributors who are responsible for interacting with the end customers of our products. We have limited control over the parties to whom these independent distributors resell our products, and certain independent distributors may have sold an insignificant amount of our products to Sanctions Targets. To the best of our knowledge, in 2008, 2009 and 2010, our indirect sales to Sanctions Targets accounted for approximately 1.4%, 0% and 0%, respectively, of our net revenues.

We have adopted a written policy to prevent direct or indirect sales to Sanctions Targets and have begun to implement internal control mechanisms to enforce such policy, which include contractually requiring all of our distributors to covenant with us that they will not resell any of our products to any Sanctions Targets. However, we cannot guarantee that our measures will be able to prevent future sales or resales of our products to Sanctions Targets. See “Item 3. Key Information—D. Risk factors—We may be unable to prevent possible resales or transfers of our products to countries, governments, entities, or persons targeted by United States economic sanctions, especially when we sell our products to distributors over which we have limited control.”

Results of operations

The following table summarizes the results of our operations for the periods indicated:

	For the year ended December 31,
(in thousands, except percentages)	2008		2009		2010
Net revenues	$912,090	100%	$577,029	100%	$470,465	100%
Cost of revenues	(703,531)	(77.1)	(496,656)	(86.1)	(467,400)	(99.3)
Gross profit	208,559	22.9	80,373	13.9	3,065	0.7
Selling and marketing expenses	(22,770)	(2.5)	(18,244)	(3.2)	(20,841)	(4.4)
General and administrative expenses	(41,740)	(4.6)	(44,798)	(7.8)	(67,008)	(14.2)
Impairment on long-lived assets	—	—	—	—	(17,055)	(3.6)
Other operating (expenses) income, net	2,589	0.3	2,559	0.4	5,446	1.2
(Loss) income from operations	146,638	16.1	19,890	3.4	(96,393)	(20.5)
Interest income (expense), net	(15,319)	(1.7)	(17,026)	(3.0)	(26,043)	(5.5)
Other income	767	0.1	767	0.1	767	0.2
Exchange differences	(6,984)	(0.8)	218	0	(1,484)	(0.3)
(Loss) income before provision for income taxes	125,102	13.7	3,849	0.7	(123,153)	(26.2)
Provision for income taxes	(24,405)	(2.7)	(2,137)	(0.4)	(9,388)	(2.0)
Net (loss) income before earnings in equity investments	100,697	11.0	1,712	0.3	(132,541)	(28.2)
Earnings in equity investments	1	0	(105)	0	(211)	0
Net (loss) income	100,698	11.0	1,607	0.3	(132,752)	(28.2)
Less: Net income (loss) attributable to the non-controlling interests	(1,349)	(0.1)	2,568	0.4	13,989	3.0
Net (loss) income attributable to WSP Holdings Limited	$99,349	10.9%	$4,175	0.7%	$(118,763)	(25.2)%

Year ended December 31, 2010 compared to year ended December 31, 2009

Net revenues

Our net revenues decreased by 18.5% from $577.0 million in 2009 to $470.5 million in 2010.

•	API products. Sales of our API products decreased by 33.1% from $414.3 million in 2009 to $277.3 million in 2010 due to decreases in sales volume and average sales price. Sales volume of our API products decreased by 26.3% from 369,266 tonnes in 2009 to 271,986 tonnes in 2010 due to decreased demand for our products particularly in the domestic market. The average sales price of our API products decreased from $1,122 per tonne in 2009 to $1,020 per tonne in 2010, primarily due to the stiff price competition as a result of the oversupply of OCTG products in the domestic market.

•	Non-API products. Sales of our non-API products decreased by 31.4% from $102.2 million in 2009 to $70.1 million in 2010 due to decreases in sales volume and average sales price. Sales volume of our non-API products decreased by 29.0% from 52,877 tonnes in 2009 to 37,543 tonnes in 2010 mainly due to decreased demand for our products in the international market. The average sales price of our non-API products decreased from $1,933 per tonne in 2009 to $1,868 per tonne in 2010 due to sales of lower priced non-API products in the international market.

•	Iron ore. Sales of iron ore increased by 59.8% from $20.0 million in 2009 to $31.9 million in 2010.

•	Other products. Sales of other products increased by 124.3% from $40.6 million in 2009 to $91.1 million in 2010 due to an increase in sales of steel billets and unfinished products to meet our customers’ production requirements.

Net revenues from domestic sales decreased by 17.0% from $355.4 million in 2009 to $294.9 million in 2010. These decreases were primarily attributable to lower sales volume as a result of decreased demand for our products, and a decrease in the average sales price due to the oversupply of OCTG products in the domestic market.

Net revenues from export sales decreased by 20.8% from $221.6 million in 2009 to $175.5 million in 2010. These decreases were primarily due to lower sales volume as a result of the weakening demand for our products in the international market, and a decrease in the average sales price. Our products in the international market command a price premium and our export prices are usually set based on the prevailing market prices, which are generally higher than the domestic prices.

Cost of revenues

Our cost of revenues decreased by 5.9% from $496.7 million in 2009 to $467.4 million in 2010. The primary factors driving the decrease in our cost of revenues were the decreases in raw materials purchases, utility costs and labor due to lower production activities and scale of operations. Shipping and handling costs increased by 29.9% from $26.0 million for 2009 to $33.8 million for 2010. Our cost of revenues as a percentage of net revenues increased from 86.1% in 2009 to 99.3% in 2010. The increase was primarily attributable to a decrease in our average sales prices resulted from a lower percentage of net revenues derived from our non-API products in the international market.

Gross profit and gross margin

As a result of the foregoing, our gross profit decreased by 96.2% from $80.4 million in 2009 to $3.1 million in 2010.

Our gross margin decreased from 13.9% in 2009 to 0.7% in 2010, primarily due to lower gross margin of our API products resulted from lower sales prices.

Selling and marketing expenses

Our selling and marketing expenses increased by 14.2% from $18.2 million in 2009 to $20.8 million in 2010. The increase was primarily due to an increase in product warranty claims made by customers. As a result, our selling and marketing expenses as a percentage of net revenues increased slightly from 3.2% in 2009 to

4.4% in 2010.

General and administrative expenses

Our general and administrative expenses increased by 49.6% from $44.8 million in 2009 to $67.0 million in 2010, primarily due to increases in allowance for doubtful accounts and legal fees incurred, as well as an increase in staff costs, including increased average salaries and benefits. Our general and administrative expenses as a percentage of net revenues increased from 7.8% in 2009 to 14.2% in 2010.

Impairment on long-lived assets

In 2010, we experienced a significant decline in sales to the United States due to the anti-dumping and countervailing duty imposed on our products, which resulted in a low capacity utilization of our production facilities. In view of these changes in our operating circumstances and the operating losses incurred by certain asset groups, we performed an impairment test for these asset groups namely, WSP China, Liaoyang Seamless, Songyuan Seamless, Mengfeng and Chaoyang Seamless on December 31, 2010. We recorded an impairment charge of $17.1 million for Chaoyang Seamless in 2010 based on the results of our impairment test. In 2008 and 2009, no impairment charges were recorded as the sum of the expected undiscounted cash flows exceed the carrying amounts of the assets.

Interest expenses, net

Our net interest expense increased by 53.0% from $17.0 million in 2009 to $26.0 million in 2010, primarily due to lower interest income resulted from lower cash balances and an increase in borrowings resulted from increased working capital requirements, and partially due to a reduction in the capitalization of interest expense following the completion of certain construction projects.

Income tax expenses

Our income tax expenses increased from $2.1 million in 2009 to $9.4 million in 2010, primarily due to the provision of valuation allowance on deferred income tax assets and an additional liability for uncertain tax positions. Our effective tax rate was negative 8.0% in 2010 compared with 55.5% in 2009, primarily due to loss from operations, provision of valuation allowance on deferred income tax assets and income tax exemptions and reliefs granted to us. Income taxes receivable as of December 31, 2010 decreased by 85.3% compared to 2009 due to the income taxes refund received from local tax bureau.

Net (loss) income

As a result of the foregoing, our net loss was $132.8 million in 2010 compared with net income of $1.6 million in 2009. Our net margin was negative 28.2% in 2010 compared with 0.3% in 2009.

Net (loss) income attributable to WSP Holdings Limited

As a result of the foregoing, net loss attributable to us was $118.8 million for the year ended December 31, 2010 compared with net income attributable to us of $4.2 million for the year ended December 31, 2009. Net margin attributable to us was negative 25.2% compared with 0.7% during the same period.

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

Selling and marketing expenses

Our selling and marketing expenses decreased by 19.9% from $22.8 million in 2008 to $18.2 million in 2009. The decrease was primarily due to lower sales activity level associated with declines in sales volume and decreased sales commissions to sales representatives involved in overseas sales. Our selling and marketing expenses as a percentage of net revenues increased from 2.5% in 2008 to 3.2% in 2009 as a result of a higher proportion of commissioned sales in 2009.

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

B.                   Liquidity and Capital Resources

Cash flows and working capital

Since 2009 we experienced a significant decline in sales to the United States of America due to anti-dumping and countervailing duty on seamless pipes made in China, imposed by the United States government as set out in Note 27(c). In 2010, products sold to the United States of America accounted for 9.7% of our net revenues, compared to 34.3% and 9.0% of our net revenues, in 2008 and 2009, respectively. We suffered significant operating losses and had working capital deficiencies and negative operating cash flow for the year ended December 31, 2010. In addition, we have a significant amount of short term borrowings, totaling $596,546, which requires us to secure additional funds given our current cash position. Our available liquidity includes cash and cash equivalents, restricted cash, term deposit, and unused credit facilities. As of December 31, 2010, we had cash and cash equivalents balance of $48,688, restricted cash of $142,027, term deposit of $303 and unused bank credit facilities of $24,541 which are subject to renewal within the next twelve months.

Future uses of cash will include, among other possible demands:

•         Continuing capital expenditures;

•         Repayment of bank borrowings; and

•         Continuing use of cash in operations

We have taken various actions to conserve cash, procure additional financing and improve the liquidity. Such actions include reducing working capital requirements in operations through reduction of accounts receivables, inventories and other measures and reducing capital spending through delaying or scaling down certain projects. Our ability in meeting future cash flow requirements is dependent on many events outside of our direct control, including, among other things, successful renewal of bank borrowings, additional financing from the banks and capital market, and recovery of demand and selling prices for Oil Country Tubular Goods ("OCTG") products.

During the first six months of 2011, $247.9 million out of $596.5 million bank borrowings outstanding as of December 31, 2010 became due for repayment. We were able to renew $147.3 million of those borrowings and obtained new bank borrowings of $159.6 million. While we are required to repay approximately $500.0 million bank borrowings in the remainder of the year to December 31, 2011, we believe we will be able to renew a substantial portion of our bank borrowings and bank credit facilities as they fall due. In August 2011, we entered into a syndicated bank credit facility agreement with two major lead commercial banks and six other participating commercial banks, which provide us with a syndicated bank credit facility of up to RMB3.5 billion ($547.9 million) (with an initial commitment of RMB2.86 billion ($447.7 million)) for a term up to 3 years from the first drawdown date. The interest will accrue on a daily basis at a rate equal to 105% of the prevailing interest rate published by the People’s Bank of China on the unpaid principal balance then outstanding.

In order to counteract the adverse impact of anti-dumping and countervailing duty imposed by the United States of America, we are actively pursuing new opportunities in other international markets. Since the end of 2010, we secured several new order wins in international markets such as Venezuela and Ecuador.

In the past, we had significant working capital commitments for purchases of raw materials, which include commitments for purchases of iron ore pellets and iron ore fines from two iron ore suppliers, respectively. However, we foresee no significant or immediate working capital commitments for purchases of iron ore pellets and iron ore fines due to the facts that the contractual terms have not been strictly performed by the respective iron ore suppliers and us in practice with certain contractual terms still being subject to further negotiations between the parties, and that in the event that we decide to resell some of the iron ore pellets and iron ore fines purchased under the supply agreements, we will be able to arrange for a back-to-back deal with potential buyers. Therefore, we expect to maintain a similar level of working capital requirements in 2011 compared to 2010. We expect that we will be able to meet our working capital requirements in 2011 with cash flows generated from our operations. For details on our borrowings, please see “—Borrowings.”

The following table sets forth a summary of our cash flows for the periods indicated.

	For the year ended December 31,
(in thousands)	2008	2009	2010
Net cash flows from operating activities	$67,852	$(116,456)	$(5,142)
Net cash flows from investing activities	(244,685)	(120,141)	(71,404)
Net cash flows from financing activities	84,452	280,697	(9,776)
Net increase/decrease in cash and bank balances	(90,876)	44,153	(84,562)
Cash and cash equivalents at beginning of the period	179,973	89,097	133,250
Cash and cash equivalents at end of the period	$89,097	$133,250	$48,688

Net cash used in operating activities was $5.1 million in 2010, compared to net cash used in operating activities of $116.5 million in 2009. Net cash used in 2010 was primarily attributable to net loss of $132.8 million adjusted by depreciation of property, plant and equipment of $34.1 million, an increase in accounts payable in the amount of $9.0 million resulting from our increased purchase of raw materials and increased use of bills payable, a decrease in other payables and accrued expenses in the amount of $26.2 million due to slower operational activities, and a decrease in advances from customers in the amount of $7.4 million, partially offset by a decrease in accounts receivable in the amount of $0.8 million resulting from decreased product sales and intensified collection activities and a decrease in inventories of $32.5 million resulting from decreased production volume.

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

Investing activities

Net cash used in investing activities was $71.4 million in 2010, compared to $120.1 million in 2009. Net cash used in investing activities in 2010 was primarily attributable to a decrease in restricted cash of $68.2 million due to a decrease in our use of bank acceptance bills which required cash deposits as security, offset by an increase in cash used to purchase property, plants and equipment in the amount of $139.3 million due to our increased operational scale and production activities.

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

Financing activities

Our net cash generated from financing activities was $9.8 million in 2010, compared to $280.7 million in 2009. Our net cash generated from financing activities in 2010 was primarily attributable to a net decrease in short-term bank borrowings in the amount of $23.0 million offset by a net increase in long-term bank borrowings in the amount of $38.0 million.

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

Borrowings

We had the following outstanding borrowings as of the dates indicated.

	As of December 31,
(in thousands)	2008	2009	2010
Short-term bank loans	$262,818	$432,490	$ 508,355
Credit from bills receivable discounted with recourse	23,410	66,636	88,191
Long-term bank loans due for settlement over one year	—	189,069	135,896
Long-term bank loan due for settlement within one year	51,210	7,322	0
Total	$337,438	$ 695,517	$732 ,442

Our bank and other borrowings were primarily used to finance our working capital requirements and capacity expansion. Our borrowings increased during the past three years mainly due to the expansion of our production capacity and our working capital requirements.

Our short-term borrowings are used primarily for working capital and capital expenditures purposes. Our outstanding short-term bank borrowings were $508.4 million as of December 31, 2010 as compared to $432.5 million as of December 31, 2009 and $262.8 million as of December 31, 2008. As of December 31,  2008, 2009 and 2010, the average interest rate of our short-term bank loans was 6.3%, 5.2% and 6.0%, respectively. Our short-term bank loans have floating interest rates tied to the benchmark interest rate for loans of similar maturity announced by the People’s Bank of China, or PBOC. As of December 31, 2010, we had outstanding secured loans with an aggregate amount of $142.6 million, which were secured by certain land use rights, buildings, machines and equipment and letters of credit issued by other banks. As of December 31, 2010, our unutilized credit facilities amounted to $24.5 million. During the first six months of 2011, we have renewed $147.3 million out of $596.5 million bank borrowings outstanding as of December 31, 2010. While we are required to repay approximately $500.0 million bank borrowings for the remaining six months, we believe that we will be able to renew a substantial portion of our bank borrowings and bank credit facilities when they fall due. In August 2011, we entered into a syndicated bank credit facility agreement with two major lead commercial banks and six other participating commercial banks, which provide us with a syndicated bank credit facility of up to RMB3.5 billion ($547.9 million) (with an initial commitment of RMB2.86 billion ($447.7 million)) for a term up to 3 years from the first drawdown date. The interest will accrue on a daily basis at a rate equal to 105% of the prevailing interest rate published by the People’s Bank of China on the unpaid principal balance then outstanding. This agreement contains financial covenants, which are applicable to one of our major operating subsidiaries, including maintenance of levels of debt to assets ratio not exceeding 72% in 2011, 71% in 2012 and 67% in 2013, minimum sales of RMB4 billion in 2011, RMB4.5 billion in 2012 and RMB5.5 billion in 2013, minimum net profit of RMB80 million in 2011, RMB150 million in 2012 and RMB350 million in 2013, minimum current ratio of 170% in 2011, 180% in 2012 and 180% in 2013, and minimum quick ratio of 120% in 2011, 130% in 2012 and 130% in 2013.

As of December 31, 2010, we had outstanding balance of long-term loans from several local banks of $135.9 million. These loans were obtained pursuant to various loan agreements that we entered into with various local banks in 2010. The loan agreements have terms ranging from one to seven years. We used the loans primarily for project financing purposes. The interest rate will be adjusted periodically in accordance with the benchmark interest rate announced by the PBOC. In 2010, the average interest rate of our long-term loans was 5.6% and all long-term loans were unsecured.

Our facility agreements with certain commercial banks contain various covenants and conditions that limit our ability to conduct our business and restrict us from engaging in certain business activities. Some of these facility agreements include financial covenants, such as debt to assets ratio. Failure to maintain any of the financial covenants or a breach of any other restrictive covenants would result in a default under the relevant facility agreements and entitle the lenders to declare all borrowings outstanding, together with accrued and unpaid interests and fees, to be due and payable. In addition, our failure to comply with the financial or other covenants under the facility agreements could lead us to seek a waiver or an amendment of the covenants contained in the facility agreements, or alternative financing. Based on the financial position and results of one of our subsidiaries as of and for the year ended December 31, 2009, such subsidiary failed to meet the financial covenant as to the maximum debt to assets ratio under the facility agreements with two banks, respectively. We agreed to implement measures to address such breach and obtained a waiver of such breach from the banks. Nonetheless, there was a delay in implementing certain remedial measures required by one bank, and we remained non-compliant with the financial covenant in 2010, which gave rise to the right of the bank to accelerate repayment of the outstanding amount under the relevant facility agreement. The breach of covenant was rectified in April 2011. Notwithstanding the waiver, it was uncertain whether the Company would be able to meet the covenants in the future, consequently the corresponding loans were reclassified as current liability. Accordingly, we reclassified our long- term loans of $105.4 million from such bank into short-term loans due within one year. We have complied with the financial covenants under the other facility agreements in 2010 and as of the date of the annual report. Any future amendment to or waiver of the covenants may involve upfront fees, higher annual interest costs and other terms less favorable to us than those currently offered by the existing facilities. Please see “Risk Factors— Restrictive covenants under our facility agreements and any future indebtedness may limit the manner in which we operate and an event of default under any of our facility agreements and any future indebtedness may adversely affect our operations; and our financial leverage may hinder our ability to expand and materially affect our results of operations Borrowings”.

Bill financing

We disclosed in our Form 20-F for the year ended December 31, 2009 that in 2009 and continuing into 2010, we have used bill financing facilities from certain banks to fund a portion of our business operations, to take advantage of the interest rates charged by banks on sums advanced under those facilities which are normally lower than the prevailing interest rates for short-term bank loans or to obtain funding in a manner quicker than through entering into short-term bank loans.

Under their terms, the bill financing facilities should be used to finance trade purchases. However, we entered into certain bill financing arrangements where the amounts of bank and commercial acceptance notes drawn down on the banks under the facilities were greater than our real expectation of purchasing needs from suppliers, who included both our subsidiaries and third parties. Moreover, on some occasions, the same purchase contracts (required for the issuance of bank acceptance notes under the bill financing facilities) were presented to two or more different banks in order to obtain financing. The notes we issued to our subsidiaries and third party suppliers were then presented by the relevant suppliers to the banks for discounting and payment and the suppliers hence obtained an amount equal to the face amount of the acceptance notes after deducting interest. To the extent the notes presented were in excess of the actual amount of purchases, the cash was then received by us and utilized for purposes other than trade financing.

These bill financing arrangements were not in compliance with the general principles under the PRC Negotiable Instruments Law. We further disclosed that we intended to cease such bill financing arrangements in the second quarter of 2010 and we intended to implement appropriate internal controls in relation to such arrangements. However, we continued to enter into other such arrangements in the remainder of 2010 and the first six months of 2011. The cash thereby obtained was then refunded by the suppliers to us.  The total amount of the bill financing, being the difference between the aggregate amount of such bank and commercial acceptance notes issued and the aggregate amount of related actual purchases, was approximately RMB1.684 billion ($246.6 million), RMB323.6 million ($48.9 million) and RMB812.5 million ($125.6 million) in 2009, 2010 and the six months ended June 30, 2011, respectively. Excluding the cash deposits that we paid upfront to the endorsing banks pursuant to the arrangements, the funding we obtained from the banks through this kind of bill financing in 2009, 2010 and the six months ended June 30, 2011 was estimated to be approximately RMB615.9 million ($90.2 million), RMB438.2 million ($66.2 million) and RMB354.8 million ($54.8 million), respectively.

Our management has conducted an assessment, including testing of the design and the effectiveness of our internal control over financial reporting as of December 31, 2010 and identified a material weakness that the control procedures designed to ensure bill financing transactions are in compliance with relevant PRC laws and regulations have not been operating effectively. See "Item 15. Controls and Procedures - Management’s Annual Report on Internal Control over Financial Reporting ".

Due to the risks involved in these transactions (see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We entered into certain bill financing arrangements which were not in compliance with relevant PRC laws and regulations, and we cannot assure you that there will not be any legal or regulatory action taken against us which would result in material adverse effect on our business conditions and cash flows”), we will cease to conduct such bill financing arrangements in the third quarter of 2011. We have taken steps to further strengthen our internal controls system and implemented various rectifying measures by formulating approval, monitoring and review procedures from appropriate corporate governance body including the Audit Committee and the Internal Audit department where necessary in order to eliminate such bill financing activities in the future.

We have sought legal advice from our PRC legal advisor. Considering the relevant factors including, in particular, that we have settled these notes in the past when they were due and are able to settle the outstanding notes when they become due, our PRC legal advisor subsequently issued legal opinion stating that such bill financing arrangements would not result in any criminal or administrative liabilities on us or our senior management or directors, and there would not be any civil liabilities. We have also obtained written confirmations from all endorsing banks that they will not take any legal action against us in connection with the bank and commercial acceptance notes that have been duly settled.

With respect to the bank and commercial acceptance notes involved in the bill financing in 2009 and 2010, we have settled all of them as of the date of this annual report. Regarding the bank and commercial acceptance notes involved in the bill financing transactions that are outstanding as of the date of the annual report, we expect to duly settle all of these notes when they become due.

Capital expenditures

Our capital expenditures are generally used to purchase buildings, plants and machinery. In 2008, 2009 and 2010, our capital expenditures amounted to $141.7 million, $147.6 million and $161.0 million, respectively.

Our major capital expenditure projects are almost completed and we have taken steps to slow down and eliminate certain expansion plans in view of our current capital conditions. We are in the process of completing the construction of a pipe heat treatment line with an annual processing capacity of 100,000 tonnes in Liaoyang, China through our subsidiary, Liaoyang Seamless. In addition, we are also in the process of completing the construction of our remaining hot-rolling OCTG pipe line in Thailand, the combined annual production capacity of which, together with the other hot-rolling OCTG pipe line recently completed in the second quarter of 2011, is 200,000 tonnes. We estimate that the capital expenditures in 2011 will be approximately $78.9 million. We have constantly been re-evaluating and revising our capital expenditure plan based on the prevailing economic conditions and future expectations, as well as the availability of funding. We will monitor our expansion plans carefully to meet anticipated demand while taking appropriate cost cutting measures to ensure our financial stability.

We will continue to make capital expenditures to meet the expected growth of our operations. We expect that we will be able to meet our capital expenditures requirements in 2011 with cash flows generated from our operations and a similar level of bank borrowings as in 2010. As of December 31, 2010, our existing bank borrowings and unutilized credit facilities amounted to $732.4 million and $24.5 million respectively. We are monitoring the funding requirement for our capital expenditures and will make necessary adjustments to the capital investments related to our existing projects.

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

We plan to continue to invest in research and development in order to broaden our product offerings, especially with respect to our non-API products. Since 2006, our research and development team has focused on the development of new materials such as 13Cr, 9Cr, super high-intensity tubing and casing as well as hot-rolling processes. As of the date of this annual report, we had 23 patents and 35 pending patent applications in China and had developed several other proprietary processes and technologies as a result of our research and development activities, many of which we have applied in our manufacturing processes and our products. See “Item 4. Information on the Company—B. Business Overview—Intellectual property rights” for more information relating to our patents and patent applications.

D.                  Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2010 to December 31, 2010 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.                   Off-Balance Sheet Commitments and Arrangements

As of December 31, 2010, we did not provide any guarantees to banks in respect of banking facilities utilized by third parties. Previously, we provided guarantees to banks in respect of banking facilities utilized by third parties. We recognize the liability for the guarantees at their fair value on the date of entering into the guarantee. These third parties also provided guarantees to us for some of our bank borrowings. Guaranteed parties included our related parties, vendors, processors and other unrelated parties, who had no trading relationship with us. There were no guaranteed balances of outstanding debt arrangements as of December 31, 2008, 2009 and 2010.

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

F.                   Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2010.

As of December 31, 2010 (in thousands) (1) (2)		Payment due by period(1)(2)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long term debt obligations(3)	$ 135,896	—	$ 128,346	$ 7,550	—
Capital lease obligations	—	—	—	—	—
Operating lease obligations	$ 244	$ 81	$ 143	$ 20	—
Purchase obligations(4)	$ 40,826	$ 40,826	—	—	—

(1)    The above table does not include the unrecognized tax benefits amounting to $11.8 million as the timing of such obligation is not determinable.

(2)    The above table does not include a commitment to purchase a minimum amount of 0.3 million tonnes of iron ore pellets on a yearly basis from 2010 through 2014 as the purchase price of the iron ore pellets under such commitment is not determinable. The above table does not include a commitment to purchase approximately 600,000 tonnes of iron ore fines.

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

Item 6.                              Directors, Senior Management and Employees

A.                  Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and executive officers	Age	Position
Longhua Piao	4 9	Chairman and Chief Executive Officer
Syed Hisham bin Syed Wazir	57	Vice Chairman
Xizhong Xu	4 3	Director and Assistant General Manager
Weidong Wang	4 4	Independent Director
Jing Lu	71	Independent Director

Directors and executive officers	Age	Position
Dennis D. Zhu	4 7	Independent Director
Michael Muhan Liu	49	Independent Director
Baiqin Yu	6 6	Vice General Manager of Production
Yi Zhang	5 6	Vice General Manager of Technology
Zongdi Ye	5 9	Vice General Manager of Machinery
Choon-Hoi Then	55	Chief Financial Officer
Rixin Luo	4 8	Assistant General Manager of Sales and Marketing
Yanping Dong	4 9	Assistant General Manager of Administration
Jiaxing Liu	6 5	Vice General Manager of Human Resources

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

Syed Hisham bin Syed Wazir has been our director and vice chairman since November 18, 2010. Datuk Syed Hisham bin Syed Wazir is currently the president and group chief executive officer and director of UMW Holdings Berhad, a public company in Malaysia engaged in auto manufacturing, industrial equipment and oil and gas services. From 2009 to December 2010, Datuk Syed Hisham bin Syed Wazir served as the chief operating officer of Naza Kia Sdn Bhd and Naza Kia Services Sdn Bhd, Malaysian companies responsible for the sales, marketing, distribution and after sales service of Kia automobiles in Malaysia. From 2005 to 2009, Datuk Syed Hisham bin Syed Wazir served as the managing director of Edaran Otomobil Nasional Berhad, one of the largest conglomerates and distributor of domestically manufactured cars in Malaysia. Prior to that, Datuk Syed Hisham bin Syed Wazir served as the president and chief operating officer at Honda Malaysia Sdn Bhd. Datuk Syed Hisham bin Syed Wazir holds a Master of Business Administration from Ohio State University and a Bachelor of Science in Mechanical Engineering from the University of Plymouth in the United Kingdom.

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

Michael Muhan Liu has been our independent director since June 1, 2011. Mr. Liu has been a managing director of East China Capital Investments Ltd., a company mainly involved in investment and financing of mineral resources projects. Since 2009, he has served as a director of China Growth Minerals Ltd., a Hong Kong company mainly involved in the investment in uranium. From 2004 to 2009, he served as a director of International Barytax Resources Ltd., a Toronto listed company involved in the investment of copper exploration projects in Africa. From 2005 to 2008, he served as a director of Pacific Imperial Mines Ltd., a Toronto listed company involved in gold exploration projects in China, and was the Executive Vice President and Chief Financial Officer of this company for two years during such period. From 2001 to 2003, Mr. Liu served as the president of CNT Corp.’s operations in Asia Pacific region from 2001 to 2003. CNT Corp. is an agriculture company. Mr. Liu received his Master of Arts in Economics from University of New Brunswick, Canada and his Master of Business Administration from University of British Columbia, Canada.

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

Choon-Hoi Then serves as our chief financial officer. Prior to joining us in March 2011, Mr. Then served as the vice president of finance, Asia at Rich Corporation from 2008 to 2010 where he was responsible for corporate finance in Asia and provided regional operational support. From 1999 to 2008, he held various positions at several Asia-based subsidiaries of Fedders Corporation, most recently as Asia Pacific controller where he was responsible for treasury matters and accounting functions of all of the company’s Asia Pacific entities. Prior to that, he held various accounting positions at several companies in New Zealand, Singapore and Malaysia. Mr. Choon-Hoi Then studied for his professional accountancy qualification at Tengku Abdul Rahman College. He is a professionally qualified member of the Association of Certified Accountants (ACCA-UK) and a fellow of FCCA. He also holds a Postgraduate Diploma in computing science from Glasgow University in the United Kingdom.

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

B.                   Compensation of Directors and Executive Officers

Compensation of directors and executive officers

For the year ended December 31, 2010, the aggregate cash compensation that we paid to our executive officers and directors was approximately $2.6 million. No executive officer is entitled to any severance benefits upon termination of his or her employment with our company.

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

Name	Ordinary Shares Underlying Outstanding Options	Exercise Price (per Share)	Grant Date	Expiration Date
Longhua Piao	230,000	$4.0	August 24, 2007	August 24, 2012
Syed Hisham bin Syed Wazir	100,000	$4.0	August 24, 2007	August 24, 2012
Xizhong Xu	*	$4.0	August 24, 2007	August 24, 2012
Baiqin Yu	*	$4.0	August 24, 2007	August 24, 2012
Yi Zhang	*	$4.0	August 24, 2007	August 24, 2012
Zongdi Ye	*	$4.0	August 24, 2007	August 24, 2012
Rixin Luo	*	$4.0	August 24, 2007	August 24, 2012
Yanping Dong(1)	*	$4.0	August 24, 2007	August 24, 2012
Directors and executive officers as a group	1,580,000	$4.0	August 24, 2007	August 24, 2012
Other individuals as a group	1,023,000	$4.0	August 24, 2007	August 24, 2012

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

Audit committee

Our audit committee consists of Messrs. Weidong Wang, Dennis D. Zhu and Michael Muhan Liu. Messrs. Weidong Wang, Dennis D. Zhu and Michael Muhan Liu satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Securities Exchange Act of 1934, as amended. The audit committee oversees our accounting and financial reporting processes and audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

In 2010, our audit committee held meeting or passed resolutions by unanimous written consent four times.

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

In 2010, our compensation committee held meeting or passed resolutions by unanimous written consent once.

Corporate governance and nominating committee

Our corporate governance and nominating committee consists of Messrs. Jing Lu, Dennis D. Zhu and Michael Muhan Liu. Messrs. Jing Lu, Dennis D. Zhu and Michael Muhan Liu satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The corporate governance and nominating committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

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

In 2010, our corporate governance and nominating committee held meeting or passed resolutions by unanimous written consent once.

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

D.                  Employees

As of December 31, 2008, 2009 and 2010, we employed 4,414, 4,758 and 4,744 full-time employees, respectively. The following table sets forth the number of our full-time employees by area as of December 31, 2010.

As of December 31, 2010
Production	2859
Technical services	654
Quality assurance	440
Logistics	273
General administration	446
Marketing and sales	72
Total	4,744

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

Shares beneficially owned
	Number	%
Directors and executive officers:
Longhua Piao(1)(7)	104,560,000	51.0
Syed Hisham bin Syed Wazir(2)(8)	46,100,000	22.5
Xizhong Xu	*	*
Weidong Wang	*	*
Jing Lu	*	*
Dennis D. Zhu(3)	14,088,000	6.9
Baiqin Yu	*	*
Yi Zhang	*	*
Rixin Luo	*	*
Yanping Dong(4)	*	*

	Shares beneficially owned
	Number	%
Jiaxing Liu	*	*
All directors and executive officers as a group(5)	164,748,000	80.4
Principal shareholders:
Expert Master Holdings Limited(6)	104,100,000	50.9
UMW China Ventures (L) Ltd.(7)	45,900,000	22.5
OCM Asia Principal Opportunities Fund, L.P.(8)	14,088,000	6.9

*	Upon exercise of all options exercisable within 60 days of the date of this annual report, would beneficially own 1% or less of our ordinary shares.
(1)	Includes (i) 104,100,000 ordinary shares owned by EMH, which is wholly owned by Mr. Piao; and (ii) 460,000 ordinary shares issuable upon exercise of options held by Mr. Piao. The business address of Mr. Piao is No. 38 Zhujiang Road, Xinqu, Wuxi, Jiangsu Province, People’s Republic of China.
(2)	Includes (i) 45,900,000 ordinary shares owned by UMW China Ventures (L) Ltd.; and (ii) 200,000 ordinary shares issuable upon exercise of options held by Datuk Syed Hisham bin Syed Wazir, who is UMW Holdings Berhad’s group managing director and chief executive officer. UMW Holdings Berhad is the ultimate owner of UMW China Ventures (L) Ltd. Datuk Syed Hisham bin Syed Wazir disclaims beneficial ownership of all of the shares owned by UMW China Ventures (L) Ltd. The business address of Syed Hisham bin Syed Wazir is UMW Holdings Bhd, Jalan Utas 15/7, 40915 Shah Alam, Selangor, Malaysia.
(3)	Includes 6,544,000 ordinary shares held by OCM Asia Principal Opportunities Fund, L.P. Dennis D. Zhu is a Managing Director of Oaktree Capital (Hong Kong) Ltd., which is an affiliate of Oaktree Capital Management, L.P., which in turn is the investment manager of OCM Asia Principal Opportunities Fund, L.P. Mr. Zhu disclaims beneficial ownership of all of the shares owned by OCM Asia Principal Opportunities Fund, L.P.
(4)	Ms. Dong is Mr. Piao’s spouse.
(5)	Includes ordinary shares issuable upon exercise of options held by all of our directors and executive officers as a group.
(6)	EMH is wholly owned by Mr. Piao. The address of Expert Master Holdings Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
(7)	UMW China Ventures (L) Ltd., a corporation incorporated in Labuan, Malaysia, with the address at Brumby House, Jalan Bahasa, P.O. Box 80148, 87011 Labuan F.T. Malaysia, is wholly owned by UMW Petropipe (L) Ltd., a corporation incorporated in Labuan, Malaysia, with the address at Brumby House, Jafan Bahasa, P.O. Box 80148, 87011 Labuan F.T. Malaysia, which is in turn a wholly owned subsidiary of UMW Holdings Berhad, a company incorporated in Malaysia and whose shares are listed on the Malaysian Stock Exchange. The address of UMW Holdings Berhad is: 3rd Floor, The Corporate, No.10 Jalan Utas (15/7), Batu Tiga Industrial Estate, 40200 Shah Alam, Selangor Darul Ehsan, Malaysia.
(8)	OCM Asia Principal Opportunities Fund, L.P. is a Cayman Islands exempted limited partnership. The principal business address of OCM Asia Principal Opportunities Fund, L.P. is c/o Oaktree Capital Group Holdings GP, LLC, 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.

As of the date of this annual report, 204,375,226 of our ordinary shares were issued and outstanding. To the best of our knowledge, approximately 26.6% of the issued and outstanding shares are held by the depositary, a U.S. record holder. None of our principal shareholders have different voting rights as holders of our ordinary shares.

Item 7.                              Major Shareholders and Related Party Transactions

A.                  Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.                   Related Party Transaction

Other transactions among certain shareholders, their predecessors or subsidiaries

Transactions with Mr. Piao and his affiliates

Based on a building lease agreement dated June 19, 2006 and subsequently amended, WSP China has rented from Wuxi Longhua a piece of land and certain buildings located in Wuxi, China for production and storing purposes, for which we paid $426,000, $798,000 and $805,000 in 2008, 2009 and 2010, respectively. The lease expired on August 31, 2009 and was renewed for a term of one year. In August 2010, the lease was further renewed for a term of one year and will expire on August 31, 2011.

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

Wuxi Quanhua Material Co., Ltd., or Quanhua Material, a company controlled by Mr. Quanhua Piao, Mr. Piao’s brother, has been providing logistics services to us on an arm’s length basis during the years ended December 31, 2008, 2009 and 2010, for which we paid the fees of approximately $5.6 million, $3.4 million and $1.1 million, respectively. On January 5, 2007, we entered into a Logistics Framework Agreement with Quanhua Material for the supply of logistics services at fees to be negotiated by the parties on an arm’s length basis. This agreement expired on December 31, 2009 and was renewed for a term of one year. In January 2011, the agreement was further renewed for a term of one year and is expiring on December 31, 2011.

Xuyi Aihua Oil Pipe Anticorrosive Product Co., Ltd., or Xuyi Aihua, a company controlled by Mr. Quanhua Piao, has been providing chemical products, such as paint, to us since January 2007. In 2008, 2009 and 2010, we paid approximately $4.8 million, $3.4 million and $2.1 million, respectively, in fees based on prices negotiated on an arm’s length basis. We expect to continue to purchase products from Xuyi Aihua in the future. In 2008, Xuyi Aihua also purchased products from us on an arm’s length basis for a total consideration of approximately $11,000.

Wuxi Eastar Co., Ltd., or Wuxi Eastar, is a limited liability company incorporated in China and controlled by Miss Yanping Dong, Mr. Piao’s spouse. In 2009, we sold OCTG products to Wuxi Eastar in the amount of approximately $4.6 million on an arm’s length basis. We also purchased equipment from Wuxi Eastar in the amount of approximately $1.1 million and $20.5 million for the years ended December 31, 2009 and 2010 on an arm’s length basis.

Wuxi Bright Wanbang Oil & Gas Anticorrosion Co., Ltd., or Wuxi Wanbang, an investee company in which we hold a 29% equity interest, provided certain anticorrosion services to us on an arm’s length basis, which amounted to $617,000, $4.0 million and $3.3 million in fees for the years ended December 31, 2008, 2009 and 2010. In addition, Wuxi Wanbang purchased raw materials from us on an arm’s length basis, which amounted to approximately $1.4 million and $2.3 million for the years ended December 31, 2009 and 2010, respectively.

In 2009, we provided a prepayment in the amount of $3.0 million to WSP Pipe, a company controlled by Mr. Piao and incorporated in the Thai-Chinese Rayong Industrial Zone, Thailand for purchase of raw materials. In February 2010, we, through FSHL, acquired WSP Pipe from Mr. Piao with a nominal considerations and the prepaid amount of $3.0 million was treated as the consideration for the transfer of the equity interest in WSP Pipe.

Other related party transactions

Liaoning Daxing Steel Pipes Co., Ltd and related companies, or Liaoning Daxing Group, is a group of companies which holds a 30% equity interest in Liaoyang Seamless. In 2009 and 2010, Liaoning Daxing Group provided transportation services to us on an arm’s length basis for approximately $187,000 and $176,000, respectively. We purchased electricity power supply from Liaoning Daxing Group on an arm’s length basis for approximately $104,000 and $127,000 in 2009 and 2010, respectively. We also rented vehicles from Liaoning Daxing Group on an arm’s length basis for approximately $33,000 and $23,000 for the years ended December 31, 2009 and 2010, respectively. In 2010, we purchased plant premises from Liaoning Daxing Group on an arm’s length basis for approximately $4.2 million.

C.                   Interests of Experts and Counsel

Not applicable.

Item 8.                              Financial Information

A.                  Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal proceedings

In April 2009, seven U.S. companies and the United Steelworkers Union filed a petition with the International Trade Commission and the Department of Commerce, alleging that China based OCTG manufacturers unfairly dumped OCTG products in the U.S. market and that Chinese producers were benefitting from massive government subsidies. We were named as one of the major exporters of OCTG products from China and included as one of the mandatory respondent companies to the United States government’s countervailing duty investigation. On September 8, 2009, a preliminary determination was issued with a countervailing duty rate of 24.92% assigned to us. On December 7, 2009, the DOC published its final determination in the countervailing duties investigation with a rate of 14.61% assigned to WSP China. The rate was subsequently changed to 14.95% in January 2010 due to certain ministerial errors made by the DOC.

WSP China was not classified as a mandatory respondent to the anti-dumping investigation and participated in this case as a separate rate respondent. In November 2009, we received a preliminary anti-dumping rate of 36.53% which was based on the average dumping rates of other OCTG producers that were selected as mandatory respondents. In December 2009, this rate was amended to 96.51%, due to certain ministerial errors made by the DOC. On April 9, 2010, the DOC announced its final determination in the anti-dumping investigation with a rate of 29.94% assigned to WSP China. In May 2010, the ITC made a final ruling which requires all Chinese exports of OCTG products to the United States, including WSP China’s products, be charged up to about 32.07% anti-dumping duties and 14.95% countervailing duties.

The anti-dumping and countervailing duties are applied to all Chinese exports of OCTG products to the United States starting from the date of the DOC’s preliminary determinations. WSP China did not export OCTG products to the United States in 2009 and 2010 after the date of the DOC’s preliminary determinations. The anti-dumping and countervailing duties will apply to us if WSP China exports OCTG products to the United States in the future and we are not subject to any other penalties or fines.

In December 2008, SB International, Inc., a Texas corporation, brought a case against us, Houston OCTG, WSP China, Mr. Longhua Piao and certain other individuals in the District Court of Dallas County, Texas, alleging that the defendants interfered with the plaintiff’s contracts and business relations with its customers. The petition also contained claims for theft of information, conversion, breach of fiduciary duty, misappropriation of confidential information, fraud and conspiracy. There is no specific amount of damages claimed in the petition. We filed a counterclaim against SB International, Inc. and certain other plaintiffs, requesting for declaratory judgment and claims for breach of fiduciary duty, negligence, constructive fraud, request for accounting and breach of contract. In February 2011, this case was settled for $7.8 million.

In May 2007, Frank H. Migl and several other plaintiffs brought a lawsuit against Watson Pipe, Inc., Atlas Tubular, L.P., Halliburton Energy Services, Inc. and Xxtreme Inspection in the District Court of Lavaca County, Texas. The plaintiffs alleged that a casing pipe ruptured in one of plaintiffs' oil and gas wells, which caused over $7.0 million in damages. In 2008, the plaintiffs amended the petition to add WSP China as a defendant, and one of the defendants filed a petition against WSP China as third-party defendant, alleging that WSP China supplied the defective products for the operation. We have denied the claims and intend to vigorously defend ourselves against the claims. In January 2011, this case was settled for $0.8 million.

In December 2009, Dewbre Petroleum Corporation, as the plaintiff, brought a lawsuit against SB International, Inc., Tubular Synergy Group, LP, Padre Tubular Resources, Inc. and Xxtreme Pipe Storage, LLC in the District Court of Nueces County, Texas. The plaintiff alleged that a defective pipe caused damage to its well. In January 2010, the plaintiffs amended the petition to add WSP China as a defendant, alleging that WSP China supplied the defective pipe. The plaintiff claimed total damages in the amount of approximately $20.8 million. In May 2011, this case was settled for $4.3 million.

In August 2009, Western Oil and Gas Development Corp., as the plaintiff, brought a lawsuit against WSP China, J&B Pipe Supply, Inc., SB International, Inc. and certain other party in the District Court of Canadian County, Oklahoma. The plaintiff alleged that a casing pipe provided by WSP China caused damage to its well. The plaintiff claimed total damages in the amount of approximately $9.5 million. J&B Pipe Supply, Inc. and SB International, Inc. have filed cross claims against WSP China for indemnification and breach of warranty. We have denied the claims and intend to vigorously defend ourselves against the claims. In June 2011, this case was settled for $4.5 million.

In April 2010, Penn Virginia Oil & Gas, L.P., as the plaintiff, brought a lawsuit against WSP China and certain other parties in the District Court of Panola County, Texas, alleging that WSP China supplied a defective casing pipe, which caused a failed operation in an oil and gas well. The plaintiff claimed total damages in the amount of approximately $4.8 million. In January 2011, this case was settled for $2.3 million.

In May 2010, Chesapeake Energy Corporation and certain other parties, as the plaintiffs, brought a lawsuit against WSP China and certain other parties in the District Court of Desoto Parish, Louisiana, alleging that WSP China supplied a defective casing pipe, which caused a failed operation in an oil and gas well. We intend to vigorously defend ourselves against the claims. In connection with this case, certain landowners who were affected by the failed oil and gas well operation mentioned above, filed a lawsuit against Chesapeake Energy Corporation in the District Court of Desoto Parish, Louisiana in November 2009. Such landowners claimed damages up to $50,000 for each of them and their minor children in a group of 36 individuals. In May 2010, the landowners amended the petition to name WSP China as a co-defendant in the lawsuit. We intend to vigorously defend ourselves against the claims.

In connection with a lawsuit brought by Mewbourne Oil Company against Trident Steel Corporation for selling defective casing pipes, in August 2010, Trident Steel Corporation filed a third-party petition against Minmetals, Inc. and WSP China in the District Court of Lipscomb County, Texas, stating that it fulfilled the Mewbourne Oil Company's purchase order using the casing pipes manufactured by Minmetals, Inc. and WSP China and seeking indemnification from Minmetals, Inc. and WSP China for breach of warranty. The total amount of indemnification is unclear now. We have denied the claims and intend to vigorously defend ourselves against the claims.

In March 2011, Cimarex Energy Co. filed a lawsuit against us, WSP China, WSP Houston OCTG and other defendants in Nueces County, Texas, seeking total damages in the amount of $11.0 million resulting from defects in casing pipes provided by us. We have denied the claims and intend to vigorously defend ourselves against the claims.

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

Item 9.                              The Offer and Listing

A.                  Offering and Listing Details.

Our ADSs, each representing two ordinary shares, have been listed on the New York Stock Exchange since December 6, 2007 under the symbol “WH.” The following table sets forth the high and low trading prices of our ADSs for the period indicated:

	Trading Price
	High	Low
Annual High and Low
2007 (from December 6)	9.50	8.16
2008	9.24	3.65
2009	7.50	2.23
2010	3.48	1.00
Quarterly High and Low
First Quarter 2008	9.24	3.75
Second Quarter 2008	8.48	4.84
Third Quarter 2008	9.00	5.55
Fourth Quarter 2008	6.50	3.65
First Quarter 2009	5.15	2.23
Second Quarter 2009	7.50	3.30
Third Quarter 2009	6.60	4.11
Fourth Quarter 2009	4.97	2.95
First Quarter 2010	3.48	2.55
Second Quarter 2010	2.99	1.55
Third Quarter 2010	2.19	1.05
Fourth Quarter 2010	1.69	1.00
First Quarter 2011	1.46	1.16
Monthly High and Low
January 2011	1.46	1.28
February 2011	1.43	1.16
March 2011	1.45	1.21
April 2011	1.67	1.20
May 2011	1.41	1.03
June 2011	1.13	0.74
July 2011	0.91	0.70
August 2011	0.52	0.48
September (through September 9), 2011	0.47	0.41

B.                   Plan of Distribution

Not applicable.

C.                   Markets

Our ADSs, each representing two ordinary shares, have been listed on the New York Stock Exchange since December 6, 2007 under the symbol “WH.”

For the year ended December 31, 2010, the trading price of our ADSs ranged from $1.00 to $3.48 per ADS.

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

United States federal income taxation

The following discussion describes the material U.S. federal income tax consequences under present law to U.S. Holders (defined below) of an investment in the ADSs or ordinary shares. This discussion applies only to U.S. Holders that hold the ADSs or ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This discussion is based on the federal income tax laws of the United States as in effect on the date hereof and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date hereof, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

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

The discussion below does not address the consequences of the recently enacted Medicare tax on “net investment income.” In addition, if you are a partner in a partnership or other entity taxable as a partnership that holds ADSs or ordinary shares, your tax treatment generally will depend on your status and the activities of the partnership.

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

Taxation of dividends and other distributions on the ADSs or ordinary shares

Subject to the passive foreign investment company rules discussed below, the gross amount of our distributions to you with respect to the ADSs or ordinary shares, including any amounts withheld with respect to PRC taxes, generally will be included in your gross income as dividend income on the date of actual or constructive receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will generally be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. Such dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2013, dividends may be taxed as qualified dividend income at the lower applicable capital gains rate provided that specified conditions are satisfied, including (1) the ADSs or ordinary shares, as applicable, are readily tradable on an established securities market in the United States, (2) we are not a passive foreign investment company (as discussed below) with respect to the U.S. Holder for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) such holder meets specified holding period requirements. We expect the ADSs will continue to be listed on the New York Stock Exchange, and if so, the ADSs will be treated as readily tradable on an established securities market in the United States for purposes of clause (1). You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced applicable rate divided by the highest rate of tax normally applicable to dividends. PRC taxes withheld from dividends on the ADSs or ordinary shares at a rate not exceeding the rate provided for in the treaty between the PRC and the United States will be creditable against your US federal income tax liability, subject to applicable restrictions and limitations that may vary depending upon your individual circumstances. Instead of claiming a credit, you generally may elect to deduct such PRC taxes in computing your taxable income, subject to generally applicable limitations. Such election would then apply to all of your applicable foreign taxes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the ADSs or ordinary shares will generally constitute “passive category income” but could, in the case of some U.S. Holders, constitute “general category income.” The rules governing foreign tax credits are complex. Therefore, you should consult you own tax advisors regarding the availability of foreign tax credits in your particular circumstances.

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

For this purpose, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

The relative percentage of our passive income compared to our active income has significantly increased during the taxable year ended December 31, 2010. Nevertheless, we believe that we should not be treated as a PFIC for our taxable year that ended December 31, 2010. We must make a separate determination each year as to whether we are a PFIC. As a result, it is possible that our PFIC status will change in the current taxable year or a future taxable year as a result of a further decrease in our gross profit from the sales of goods as a percentage of our gross income. For purposes of the income test, our gross income from the sales of goods is generally reduced by our cost of goods sold. Therefore, for example, if our cost of goods sold were to increase without an offsetting increase in our revenues from the sale of the related goods, or if our revenues decrease without an offsetting decrease in our cost of goods sold, we may become a PFIC under the income test. In addition, because the total value of our assets for purposes of the asset test generally will be calculated using the market price of our ADSs and ordinary shares, our PFIC status will depend in large part on the market price of our ADSs and ordinary shares. Accordingly, it is possible that fluctuations in the market price of the ADSs and ordinary shares will result in our being a PFIC for any year. If we are a PFIC for any year during which you hold ADSs or ordinary shares, you generally will continue to be required to treat us as a PFIC for all succeeding years during which you hold such ADSs or ordinary shares. In addition, if we are a PFIC for any taxable year and any of our foreign subsidiaries is also a PFIC, a U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the subsidiary PFIC for purposes of the rules governing PFICs. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

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

Information reporting and backup withholding

Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares that are made within the United States or through certain U.S. related financial intermediaries generally are subject to information reporting to the Internal Revenue Service and may be subject to U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status can provide such certification on Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding can be credited against your U.S. federal income tax liability, and you can obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

Additional reporting requirements

Certain U.S. Holders who are individuals may be required to report information relating to an interest in our ADSs or ordinary shares, subject to certain exceptions (including an exception for ADSs or ordinary shares held in accounts maintained by certain financial institutions). U.S. Holders should consult their tax advisers regarding the effect, if any, of this legislation on their ownership and disposition of the ADSs and ordinary shares.

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

Inflation

According to the National Bureau of Statistics of China, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 5.9% in 2008,-0.7% in 2009 and 3.2% in 2010. Inflation in China has not materially impacted our results of operations in recent years, but we can provide no assurance that we will not be affected in the future.

Interest rate risk

Our exposure to interest rate risk primarily relates to the interest rates for our outstanding debt and the interest income generated by excess cash invested in liquid investments with original maturities of three months or less. As of December 31, 2010, we had short-term and long-term bank loans in the amount of $596.5 million and $135.9 million, respectively. Our short-term bank loans and long-term borrowings are subject to floating interest rates. As of December 31, 2010, our total borrowings amounted to $732.4 million with interest rates varying from 4.4% to 7.3% for the year ended December 31, 2010. Assuming the principal amount of the outstanding bank borrowings remains approximately the same as of December 31, 2010, a 1% increase in each applicable interest rate would add approximately $7.3 million to our interest expenses for the year ended December 31, 2010. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates.

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

On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy caused the Renminbi to appreciate approximately 21.5% against the U.S. dollar over the following three years. Since reaching a high against the U.S. dollar in July 2008, however, the Renminbi has traded within a narrow band against the U.S. dollar, remaining within 1% of its July 2008 high but never exceeding it. As a consequence, the Renminbi has fluctuated sharply since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. Thererafter, the Renminbi has appreciated gradually against the U.S. dollar in the second half of 2010 due to the weakening U.S. dollar. It is difficult to predict how long the current situation may last and when and how it may change again.

Because a substantial portion of our costs and expenses is denominated in Renminbi, a resumption of the appreciation of the Renminbi against the U.S. dollar would further increase our costs in U.S. dollar terms. In addition, as we rely entirely on dividends paid to us by our operating subsidiaries in China, any significant depreciation of the Renminbi against the U.S. dollar may have a material adverse effect on our revenues and financial condition, and the value of, and any dividends payable on, our ordinary shares. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our common shares or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. The Renminbi appreciated by approximately 3.0% against the U.S. dollar in 2010. Based on the amount of our U.S. dollar-denominated financial assets as of December 31, 2010, a 10% decrease in the exchange rate of the U.S. dollar against the Renminbi would have resulted in a decrease of approximately $6.7 million in the value of our U.S. dollar-denominated financial assets at December 31, 2010.

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

Commodity price risk

We are exposed to market risk of price fluctuations related to the purchase of raw materials, especially round steel billets. We purchase round steel billets directly from suppliers in PRC. In order to secure a steady supply of round steel billets, in December 2006, we entered into a five-year cooperation agreement with Wuxi Xuefeng, under which Wuxi Xuefeng is committed to supply us with 300,000 to 600,000 tonnes of round steel billets per year. In November 2010, we entered into another supply agreement with an iron ore supplier to purchase approximately 600,000 tonnes of iron ore fines to be delivered through one or two shipments per month within one year. The prices of the billets under these arrangements will be adjusted periodically according to the prevailing market price. We also purchase round steel billets from other PRC suppliers at market prices. We do not use any commodity derivatives to manage our commodity price risks.

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

Fees Payable by the Depository to Us

Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and exchange application and listing fees. The basis and amount of reimbursement available to us are not based upon the amounts of fees the depositary collects from investors, instead, they are subject to a maximum cap amount of up to $0.14 for each ADS issued during the first year and up to $0.015 for each ADS issued from the second year through the tenth year. The depositary will deduct the reimbursed expenses from the amount of fees payable to us, which we record as other income. We received from the depositary reimbursement of $3,924,000, $114,000 and $692,000 for the years ended December 31, 2008, 2009 and 2010, respectively, for certain reasonable expenses related to our ADS program.

PART II

Item 13.                           Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.                          Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.                          Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of the period covered by this annual report. Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were not effective as of the end of the period covered by this annual report.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such item is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, for our company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with U.S. GAAP and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

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

Our management has conducted an assessment, including testing of the design and the effectiveness of our internal control over financial reporting as of December 31, 2010. In making its assessment, management used the criteria in “Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.” Based on this evaluation, our chief executive officer and chief financial officer concluded that our internal control over financial reporting was not effective due to three material weaknesses, as defined by Auditing Standard 5, “An Audit of Internal Control Over Financial Reporting That Is Integrated with An Audit of Financial Statements.” See “Item 15. Control and Procedures.” The material weaknesses identified were: (1) that the control procedures to ensure that a type of sales transaction involving trading in iron ore is appropriately communicated internally and in a timely manner and approved by senior management have not been designed and implemented, (2) that the control procedures designed to ensure bill financing transactions are in compliance with relevant PRC laws and regulations have not been operating effectively (see "Item 3. Key Information –

D. Risk Factors – Risks Related to Our Business - We entered into certain bill financing arrangements which were not in compliance with relevant PRC laws and regulations, and we cannot assure you that there will not be any legal or regulatory action taken against us which would result in material adverse effect on our business conditions and cash flows” and "Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources - Bill Financing" ) and (3) that we did not have sufficient skilled resources available for the purposes of financial reporting and internal audit. We have designed certain control measures for proper implementation to address these material weaknesses and will monitor the status of implementation to ensure that these control procedures are operating effectively.

We have subsequently implemented measures to address these material weaknesses.  For example, we are in the process of formulating a series of specific internal guidelines and corporate governance measures to ensure that the sales transaction involving trading in iron ore are appropriately communicated internally and in a timely manner to those charged with maintaining our books and records and approved by senior management.  We will also enhance our procedures to ensure that copies of transaction documents for sales transitions would be delivered and deposited with our finance department promptly.

We will cease to conduct bill financing in the third quarter of 2011. We have taken steps to strengthen our internal controls system and implemented various rectifying measures by formulating approval, monitoring and review procedures from appropriate corporate governance body including the Audit Committee and the Internal Audit department where necessary in order to eliminate such bill financing activities in the future.

We will also strengthen the resources by recruiting more accounting personnel with sufficient experience and qualification and by enhancing our training to our staff for the purposes of financial reporting and internal audit.

Report of Independent Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2010 has been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm, who has audited the financial statements for the year ended December 31, 2010 included in this annual report.

To the Board of Directors and Shareholders of WSP Holdings Limited

We have audited the internal control over financial reporting of WSP Holdings Limited and its subsidiaries (collectively, the “Company”) as of December 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of director, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management's assessment:

•                 The control procedures to ensure that a type of sales transaction involving trading in iron ore is appropriately communicated internally and in a timely manner and approved by senior management have not been designed and implemented;

•                 The control procedures designed to ensure bill financing transactions are in compliance with relevant PRC laws and regulations have not been operating effectively; and

•                 The Company did not have sufficient skilled resources available for the purposes of financial reporting and internal audit.

These material weaknesses were considered in determining the nature, timing, extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended December 31, 2010 of the Company and this report does not affect our report on such financial statements.

In our opinion, because of the effect of the material weaknesses identified above on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We do not express an opinion or any other form of assurance on management's statements regarding measures subsequently implemented by the Company with the intention of addressing the material weaknesses.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2010, of the Company and our report dated September 14, 2011 expressed an unqualified opinion on those financial statements and financial statement schedule.

/s/ Deloitte Touche Tohmatsu CPA Ltd.

Beijing, the People's Republic of China

September 14, 2011

Changes in Internal Controls over Financial Reporting

There were no adverse changes in our internal controls over financial reporting that occurred during the year ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Item 16A.                    Audit Committee Financial Expert

Mr. Dennis D. Zhu qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F. Messrs. Weidong Wang, Dennis D. Zhu and Michael Muhan Liu satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Securities Exchange Act of 1934.

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

(in thousands)	2009(3)	2010
Audit fees(1)	$1,868	$1,626
Audit-related fees	-	-
Tax-related fees(2)	$68	$15

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

(2)               “Tax-related fees” means the aggregate fees billed for tax compliance, tax advice, and tax planning services.

(3)               In 2009, a member firm of DTTC provided audit and tax-related services to one of our subsidiaries for a fee of $370,000 and $350,000 respectively, in addition to the fees disclosed in the table above.

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

Item 16D.                  Exemptions from the Listing Standards for Audit Committees

None.

Item 16E.                  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The table below is a summary of the shares repurchased by us as of the date of this annual report. All shares were purchased in the open market.

Period	Total Number of ADSs(1) Purchased	Average Price Paid per ADS(1)	Total Number of ADSs Purchased as Part of Publicly Announced Plan(2)	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Plan(2)
March 1, 2010 – March 31, 2010	71,102	$2.73	71,102	$9,803,415.90
April 1, 2010 – April 30, 2010	636,185	$2.80	636,185	$8,196,597.03
Total	707,287	$2.80	707,287	$8,196,597.03

(1) Each of our ADSs represents two ordinary shares.

(2) The repurchase plan was approved by the board of directors on November 25, 2009 and provides for the repurchase of up to $10 million of our ordinary shares.

We have cancelled all the ADSs repurchased and their underlying ordinary shares.

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

Item 18.                           Financial Statements

The consolidated financial statements of WSP Holdings Limited and its subsidiaries are included at the end of this annual report.

Item 19.                          Exhibits

1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 1.1 of our Annual Report on Form 20-F/A (File No. 001-33840), filed with the Securities and Exchange Commission on June 30, 2008).
2.1	Registrant’s specimen American depositary receipt (included in Exhibit 2.3) (incorporated by reference to Exhibit 4.3 of Amendment No. 1 to our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 20, 2007).
2.2	Registrant’s specimen certificate for ordinary shares (incorporated by reference to Exhibit 4.2 of our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 13, 2007).
2.3	Deposit Agreement, dated as of December 6, 2007, among the Registrant, the depositary and holder of the American depositary receipts (incorporated by reference to Exhibit 4.3 of Amendment No. 1 to our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 20, 2007).
4.1	2007 Share Incentive Plan (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 13, 2007).
4.2	Form of Employment Agreement between the Registrant and a Senior Executive Officer of the Registrant (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 13, 2007).
4.3	First Priority Share Mortgage in respect of shares of Eastar Group Holdings Limited, dated December 1, 2006, amended as of August 23, 2007, among Expert Master Holdings Limited, Eastar Group Holdings Limited and the Hongkong and Shanghai Banking Corporation Limited (incorporated by reference to Exhibit 10.14 of our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 13, 2007).
4.4	English translation of Long-Term Supply Agreement, dated December 5, 2006, between Wuxi Seamless Oil Pipes Company Limited and Wuxi Xuefeng Steel Co., Ltd. (incorporated by reference to Exhibit 10.18 of our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 13, 2007).
4.5	English translation of Framework Agreement, dated January 5, 2007, between Wuxi Seamless Oil Pipes Company Limited and Wuxi Quanhua Material Co., Ltd. (incorporated by reference to Exhibit 10.19 of our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 13, 2007).
4.6	English translation of Framework Agreement, dated January 5, 2007, between Wuxi Seamless Oil Pipes Company Limited and Wuxi Aihua Chemical Industry Co., Ltd. (incorporated by reference to Exhibit 10.20 of our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 13, 2007).
4.7	English translation of Asset Transfer Agreement, dated January 31, 2007, between Wuxi Seamless Oil Pipes Company Limited and Hailong Drill Pipe (Wuxi) Co., Ltd. (incorporated by reference to Exhibit 10.21 of our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 13, 2007).
4.8	English translation of Factory Building Lease Agreement, dated June 19, 2006, between Wuxi Seamless Oil Pipes Company Limited and Wuxi Longhua Steel Pipes Company Limited (incorporated by reference to Exhibit 10.22 of our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 13, 2007).
4.9	English translation of Joint Venture Agreement, dated March 27, 2008 between First Space Holdings Limited and Liaoning Steel Pipe Co., Ltd. (incorporated by reference to Exhibit 4.39 of our Annual Report on Form 20-F (File No. 001-33840), filed with the Securities and Exchange Commission on June 12, 2008).

4.10	English translation of Equity Transfer Agreement, dated July 24, 2008, between Hebei Bishi Industry Group Co., Ltd. and Wuxi Seamless Oil Pipes Co., Ltd regarding Inner Mongolia Tuoketuo County Mengfeng Special Steel Co., Ltd incorporated by reference to Exhibit 4.20 of our Annual Report on Form 20-F (File No. 001-33840), filed with the Securities and Exchange Commission on May 5, 2009.
4.11*	English translation of the Syndicated Line of Credit and Loan Agreement, dated August 29, 2011 between Wuxi Seamless Oil Pipes Company Limited and Bank of China, Agricultural Bank of China as lead banks and six other participating commercial banks.
8.1*	Subsidiaries of the Registrant.
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 13, 2007).
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Deloitte Touche Tohmatsu CPA Ltd.

* Filed with this Annual Report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WSP Holdings Limited

By: Longhua Piao

Name: Longhua Piao

Title: Chairman and Chief Executive Officer

Date: September 14, 2011

WSP HOLDINGS LIMITED

Report of Independent Registered Public Accounting Firm

and Financial Statements

For the years ended December 31, 2008, 2009 and 2010

WSP HOLDINGS LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF WSP HOLDINGS LIMITED

We have audited the accompanying consolidated balance sheets of WSP Holdings Limited and its subsidiaries (the "Company") as of December 31, 2009 and 2010 and the related consolidated statements of operations, changes in equity and comprehensive income, and cash flows for each of the three years ended December 31, 2010 and the related financial statement schedule included in Schedule I. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2009 and 2010 and the results of its operations and its cash flows for each of the three years ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to such consolidated financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2(a) to the financial statements, the fact that the Company suffered significant operating loss and had working capital deficiency and negative operating cash flow while a significant amount of short-term borrowings is required to be refinanced raises substantial doubt about the Company's ability to continue as a going concern. Management's plans and actions in regard to these matters are further described in Note 2(a). The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated September 14, 2011 expressed an adverse opinion on the Company's internal control over financial reporting because of material weaknesses.

Deloitte Touche Tohmatsu CPA Ltd.

Beijing, the People's Republic of China

September 14, 2011

WSP HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(In U.S. dollar thousands, except for share and share-related data)

	As of	As of
	December 31,	December 31,
	2009	2010
Assets
Current assets:
Cash and cash equivalents	$133,250	$48,688
Restricted cash	205,613	142,027
Term deposit	114	303
Accounts and bills receivable, net of allowance for doubtful
accounts of $9,808 and $20,057 in 2009 and 2010, respectively	204,906	199,970
Advances to suppliers	23,514	17,123
Inventories	266,090	240,713
Prepaid lease payments for land use rights, current	739	766
Income taxes receivable	7,338	1,080
Prepaid expenses and other current assets	17,307	33,506
Amounts due from related parties	6,701	799
Deferred income tax assets	4,594	7,460
Total current assets	870,166	692,435
Property, plant and equipment, net	407,052	536,942
Intangible assets, net	971	244
Goodwill	415	428
Prepaid lease payments for land use rights, non-current	33,321	33,752
Deposits for acquisition of property, plant and equipment	75,940	60,882
Equity-method investment	972	787
Deferred income tax assets, non-current	5,557	5,592
Total assets	$1,394,394	$1,331,062

WSP HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS - continued

(In U.S. dollar thousands, except for share and share-related data)

	As of	As of
	December 31,	December 31,
	2009	2010
Liabilities and equity
Current liabilities:
Accounts payable	$162,557	$176,379
Advances from customers	12,592	5,432
Amounts due to related parties	7,340	11,070
Accrued expenses and other current liabilities	74,362	86,761
Income taxes payable	474	733
Borrowings - due within one year	506,448	596,546
Product warranty	655	1,035
Total current liabilities	764,428	877,956
Borrowings - due after one year	189,069	135,896
Deferred income tax liabilities, non-current	1,022	2,616
Unrecognized tax benefits	5,563	11,819
Total liabilities	960,082	1,028,287
Equity:
WSP Holdings Limited shareholders' equity:
Share capital (Ordinary shares $0.0001 par value,
500,000,000 shares authorized, 205,789,800 shares
issued and outstanding as of December 31, 2009
and 204,375,226 shares issued and outstanding as of
December 31, 2010, see Note 18)	21	20
Additional paid-in capital	257,311	255,312
Statutory non-distributable reserves	37,119	37,119
Retained earnings	88,552	(30,211)
Accumulated other comprehensive income	27,735	3 4,791
Total WSP Holdings Limited shareholders' equity	410,738	297,031
Non-controlling interests	23,574	5,744
Total equity	434,312	302,775
Total liabilities and equity	$1,394,394	$1,331,062

The accompanying notes are an integral part of these consolidated financial statements.

WSP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. dollar thousands, except for share and share-related data)

	Year ended
	December 31,	December 31,	December 31,
	2008	2009	2010
Net revenues	$912,090	$577,029	$470,465
Cost of revenues	(703,531)	(496,656)	(467,400)
Gross profit	208,559	80,373	3,065
Selling and marketing expenses	(22,770)	(18,244)	(20,841)
General and administrative expenses	(41,740)	(44,798)	(67,008)
Impairment on long-lived assets	—	—	(17,055)
Other operating (expenses) income, net	2,589	2,559	5,446
Income (loss) from operations	146,638	19,890	(96,393)
Other income (expenses)
Interest income	7,694	5,962	3,440
Interest expense	(23,013)	(22,988)	(29,483)
Other income	767	767	767
Exchange differences	(6,984)	218	(1,484)
Income (loss) before provision for income taxes	125,102	3,849	(123,153)
Provision for income taxes	(24,405)	(2,137)	(9,388)
Net income (loss) before earnings in equity investments	100,697	1,712	(132,541)
Earnings (loss) in equity investments	1	(105)	(211)
Net income (loss)	100 ,698	1,607	(132,752)
Less: Net income (loss) attributable to
the non-controlling interests	(1,349)	2,568	13,989
Net income (loss) attributable to WSP Holdings Limited	99,349	4,175	(118,763)
Earnings (loss) attributable to WSP Holdings
Limited per share
Basic	$0.48	$0.02	$(0.58)
Diluted	$0.48	$0.02	$(0.58)
Weighted average ordinary shares used in
the computation of earnings (loss) per share:
Basic	205,663,247	205,789,800	204,771,144
Diluted	205,663,247	205,789,800	204,771,144

The accompanying notes are an integral part of these consolidated financial statements.

WSP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

AND COMPREHENSIVE INCOME

(In U.S. dollar thousands, except for share and share-related data)

	WSP Holdings Limited Shareholders
	Ordinary share		Additional paid-in	Statutory non- distributable	Retained	Accumulated other comprehensive	Total WSP Holdings Limited's shareholders'	Non-controlling	Total	Total comprehensive
	Shares	Amount	capital	reserves	earnings	income	equity	interests	equity	income
Balance as of January 1, 2008	200,000,000	$20	$228,564	$20,590	$78,728	$13,222	$341,124	$4,002	$345,126	$85,708
Issuance of ordinary shares, net of issuance expenses of $1,765	5,789,800	1	22,842	—	—	—	22,843	—	22,843	—
Amortization of deferred share-based compensation expense	—	—	2,299	—	—	—	2,299	—	2,299	—
Net income	—	—	—	—	99,349	—	99,349	1,349	100,698	100,698
Non-controlling investor contribution (Note 19)	—	—	2,797	—	—	—	2,797	13,199	15,996	—
Statutory non-distributable reserves	—	—	—	12,007	(12,007)	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	14,194	14,194	839	15,033	15,033
Balance as of December 31, 2008	205,789,800	$21	$256,502	$32,597	$166,070	$27,416	$482,606	$19,389	$501,995	$115,731
Amortization of deferred share-based compensation expense	—	—	809	—	—	—	809	—	809	—
Net income	—	—	—	—	4,175	—	4,175	(2,568)	1,607	1,607
Statutory non-distributable reserves	—	—	—	4 ,522	(4,522)	—	—	—	—	—
Dividends	—	—	—	—	(77 ,171)	—	(77 ,171)	(439)	(77 ,610)	—
Non-controlling investor contribution (Note 19)	—	—	—	—	—	—	—	7,173	7,173	—
Foreign currency translation adjustment	—	—	—	—	—	319	319	19	338	338
Balance as of December 31, 2009	205,789,800	$21	$257,311	$37,119	$88,552	$27,735	$410,738	$23,574	$434,312	$1,945
Repurchase of ordinary shares	(1,414,574)	(1)	(1,999)	—	—	—	(2,000)	—	(2,000)	—
Net loss	—	—	—	—	(118,763)	—	(118,763)	(13,989)	(132,752)	(132,752)
Disposal of subsidiary	—	—	—	—	—	—	—	(3,480)	(3,480)	—
Foreign currency translation adjustment	—	—	—	—	—	7,056	7,056	(361)	6,695	6,695
Balance as of December 31, 2010	204,375,226	$20	$255,312	$37,119	$(30,211)	$34,791	$297,031	$5,744	$302,775	$(126,057)

The accompanying notes are an integral part of these consolidated financial statements.

WSP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollar thousands, except for share and share-related data)

	Year ended
	December 31,	December 31,	December 31,
	2008	2009	2010
Cash flows from operating activities:
Net income (loss)	$100,698	$1,607	$(132,752)
Adjustments to reconcile net income to net cash
provided by (used in) operating activities:
Depreciation of property, plant and equipment	22,961	29,522	34,094
Amortization of prepaid lease payments for
land use rights	472	729	853
Amortization of acquired intangible assets	51	93	182
Share-based compensation	2,299	809	—
Allowance for doubtful accounts	9,944	(278)	10,249
Product warranty provided	2,935	108	425
Loss on disposal of property and equipment	—	121	(885)
Earnings in equity investments	(1)	105	211
Fair value change of consideration payable
in connection with acquisition of Mengfeng	544	1,330	71
Impairment on long-lived assets	—	—	17,055
Changes in assets and liabilities:
Accounts and bills receivable	(110,389)	42,040	826
Advances to suppliers	4,464	(8,451)	6,913
Amounts due from related parties	2,407	(6,701)	5,953
Inventories	(131,710)	45,545	32,455
Land use rights	(1,852)	(952)	(3,877)
Prepaid expenses and other current assets	(13,774)	(1,021)	(15,322)
Accounts payable	153,455	(182,576)	8,615
Amounts due to related parties	(164)	78	(453)
Advances from customers	16,214	(7,250)	(7,392)
Deferred income taxes	(1,458)	(10,420)	(1,307)
Income taxes payable	7,422	(9,758)	259
Income taxes receivable	(1,620)	(5,114)	6,258
Other payables and accrued expenses	6,766	(9,009)	26,216
Product warranty	(2,029)	(556)	(45)
Unrecognized tax benefits	217	3,543	6,256
Net cash provided by (used in) operating activities	67,852	(116,456)	(5,142)
Cash flows from investing activities:
(Increase) decrease in restricted cash	(101,938)	26,555	68,187
Decrease (increase) in term deposit	46	(3)	(189)
Purchase of property, plant and equipment	(123,975)	(132,789)	(139,283)
Acquisition of Mengfeng, net of cash and cash
equivalents acquired of $2,928 (Note 4)	(17,742)	—	—
Acquisition of a business by Chaoyang Seamless	—	(13,904)	—
Purchase of equity investment	(1,076)	—	—
Purchase of intangible assets	—	—	(119)
Tendering deposits paid for acquisition of mining rights	(7,632)	—	—
Return of tendering deposits paid for acquisition
of mining rights	7,632	—	—
Net cash used in investing activities	(244,685)	(120,141)	(71,404)

WSP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued

(In U.S. dollar thousands, except for share and share-related data)

	Year ended
	December 31,	December 31,	December 31,
	2008	2009	2010
Cash flows from financing activities:
Contribution from non-controlling investors
in subsidiaries	7,995	7,173	—
Dividends paid	—	(77,610)	—
Proceeds from short-term loans	541,126	882,585	742,566
Proceeds from long-term loans	—	196,391	66,179
Advances from related parties	—	4,379	—
Other advances	6,142	—	—
Repayment of other advances	(7,609)	(10,939)	(5,060)
Repayment of short-term loans	(477,582)	(670,072)	(765,519)
Repayment of long-term loans	(7,316)	(51,210)	(28,215)
Payment for deferred consideration payable
for acquisition of Mengfeng (Note 4)	—	—	(17,727)
Proceeds from issuance of ordinary shares by initial
public offering, net of issuance expenses	21,696	—	—
Repurchase of ordinary shares	—	—	(2,000)
Net cash provided by financing activities	84,452	280,697	(9,776)
Effect of foreign exchange rate changes on cash
and cash equivalents	1,505	53	1,760
Net increase (decrease) in cash and cash equivalents	(90,876)	44,153	(84,562)
Cash and cash equivalents at beginning of the year	179,973	89,097	133,250
Cash and cash equivalents at end of the year	$89,097	$133,250	$48,688
Supplemental cash flow information:
Non-cash financing activities:
Non-cash capital contribution from non-controlling
investor of subsidiaries	8,001	—	—
Nonmonetary transaction in relation to
disposal of Jiangsu Fanli (Note 3)	—	—	13,913
Liabilities assumed in connection with
purchase of property, plant and equipment on credit term	22,929	25,564	38,741
Supplemental cash flow information:
Interest paid	23,175	27,408	37,308
Income taxes paid	19,663	22,233	2,242
Income taxes refunded	—	—	(4,413)

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

As of December 31, 2010, the Company's subsidiaries are as follows:

	Date of		Equity	Percentage
	incorporation/	Place of	interest	of legal
Name	acquisition	incorporation	holder	ownership
FSHL	June 12, 2006	BVI	WSP Holdings	100%
WSP China	November 17, 1999	PRC	FSHL	100%
Liaoyang Seamless Oil Pipes Co., Ltd.
("Liaoyang Seamless")	April 7, 2008	PRC	FSHL	70%
Songyuan Seamless Oil Pipes Co., Ltd.
("Songyuan Seamless")	April 15, 2008	PRC	WSP China	100%
Houston OCTG Group, Inc. ("Houston OCTG")	April 1, 2008	United States	FSHL	100%
Tuoketuo County Mengfeng Special Steel
Co., Ltd. ("Mengfeng").	July 24, 2008	PRC	WSP China	100%
Bazhou Seamless Oil Pipes Co., Ltd. ("Bazhou
Seamless")	October 14, 2008	PRC	WSP China	100%
Chaoyang Seamless Oil Steel Casting Pipes
Co., Ltd. ("Chaoyang Seamless")	April 30, 2009	PRC	WSP China	51%
WSP Pipe Company Limited ("WSP Pipe")	November 16, 2009	Thailand	FSHL	100%
Kuitun Seamless Special Steel Co., Ltd.
("Kuitun Seamless")	April 15, 2010	PRC	Bazhou Seamless	100%

WSP China was established in the PRC on November 17, 1999. Through a series of recapitalization and reorganization, WSP China was ultimately owned by WSP Holdings, which in turn owned by Expert Master Holdings Limited, an entity controlled by Mr. Longhua Piao ("Mr. Piao"), a PRC citizen and UMW China Ventures (L) Ltd., an entity controlled by UMW Holdings Berhad ("UMW"), a company incorporated in Malaysia.

In December 2007, the Company completed an initial public offering of American depositary shares ("ADSs") in the New York Stock Exchange in the United States of America.

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

All intercompany accounts and transactions have been eliminated. The results of subsidiaries acquired or disposed of during the respective periods are included in the consolidated statements of operations from the effective date of acquisition or up to the effective date of disposal, as appropriate. The portion of the income or loss applicable to non-controlling interests in subsidiary undertakings is reflected in the consolidated statements of operations.

Since 2009 the Company experienced a significant decline in sales to the United States of America due to anti-dumping and countervailing duty on seamless pipes made in China, imposed by the United States government as set out in Note 27(c). In 2010, products sold to the United States of America accounted for 9.7% of the Company's net revenues, compared to 34.3% and 9.0% of the Company's net revenues, in 2008 and 2009, respectively. The Company suffered significant operating losses and had working capital deficiencies and negative operating cash flow for the year ended December 31, 2010. In addition, the Company has a significant amount of short term borrowings, totaling $596,546, which requires the Company to secure additional funds given the Company's current cash position. The Company's available liquidity includes cash and cash equivalents, restricted cash, term deposit, and unused credit facilities. As of December 31, 2010, the Company had cash and cash equivalents balance of $48,688, restricted cash of $142,027, term deposit of $303 and unused bank credit facilities of $24,541 which are subject to renewal within the next twelve months.

Future uses of cash will include, among other possible demands:

•                    Continuing capital expenditures;

•                    Repayment of bank borrowings; and

•                    Continuing use of cash in operations

The Company has taken various actions to conserve cash, procure additional financing and improve the liquidity. Such actions include reducing working capital requirements in operations through reduction of accounts receivables, inventories and other measures and reducing capital spending through delaying or scaling down certain projects. The Company's ability in meeting future cash flow requirements is dependent on many events outside of its direct control, including, among other things, successful renewal of bank borrowings, additional financing from the banks and capital market, and recovery of demand and selling prices for Oil Country Tubular Goods ("OCTG") products.

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In U.S. dollar thousands, except for share and share-related data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(a)

Basis of presentation and principles of consolidation - continued

During the first six months of 2011, $247,880 out of $596,546 bank borrowings outstanding as of December 31, 2010 became due for repayment. The Company was able to renew $147,318 of those borrowings and obtained new bank borrowings of $159,629. While the Company is required to repay approximately $500,000 bank borrowings in the remainder of the year to December 31, 2011, the Company believes it will be able to renew a substantial portion of its bank borrowings and bank credit facilities as they fall due. Meanwhile, the Company has entered into a syndicated bank credit facility agreement on August 29, 2011 with two lead banks and six other participating commercial banks which agreed to grant the Company a total of $447,693 (RMB2,860,000) of the syndicated bank credit facility in replacement of certain existing loan facilities from the relevant banks. Under the syndicated bank credit facility agreement, the Company is required to comply with certain financial covenants, including but not limited to, maintaining certain required financial ratios and asset pledge.

In order to counteract the adverse impact of anti-dumping and countervailing duty imposed by the United States of America, the Company is actively pursuing new opportunities in other international markets. Since the end of 2010, the Company secured several new order wins in international markets such as Venezuela and Ecuador.

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

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(d)

Accounts receivable and allowance for doubtful accounts

Accounts receivable are recorded at the invoiced amount and do not bear interest. Amounts collected on accounts receivable are included in the net cash from operating activities in the consolidated statements of cash flows. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. Management considers the following factors when determining the collectability of specific customer accounts: customer credit-worthiness, past transaction history with the customer, and current economic industry trends.

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

(j)

Goodwill

The excess of the purchase price over the fair value of net assets acquired is recorded on the consolidated balance sheet as goodwill. Goodwill is not amortized but is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. The Company performs its annual goodwill impairment test on December 31 of each year for all reporting units. Goodwill is tested following a two-step process. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit's goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.

(k)

Equity-method investment

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

The Company reviews the investment for other-than temporary impairment whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable based on the specific identification method. The Company considers available quantitative and qualitative evidence in evaluating potential impairment and recognize the impairment loss if the carrying value exceeds fair value.

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

(m)

Revenue recognition

The Company's principal sources of revenues are the sales of specialized oil pipes and to a lesser extent, sales of iron ore. The Company recognizes revenue when (1) there is persuasive evidence of an arrangement with the customer, (2) product is shipped and title has passed, and the Company has no significant future performance obligation, (3) the amount due from the customer is fixed or determinable, and (4) collectability is reasonably assured. There is no significant customer acceptance process. The Company assesses whether the amount due from the customer is fixed or determinable based on the terms of the agreement with the customer, including, but are not limited to, the payment terms associated with the transaction. The Company assesses collection based on a number of factors, including past transaction history with the customer and creditworthiness of the customer.

Sales of iron ore is recognized on the same criteria above except (2) that revenue is recognized when the iron ore is collected by the customer at the destination port.

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

(n)

Shipping and handling costs

Shipping and handling costs are included in cost of revenues and amounted to $44,836, $26,017 and $33,796, for each of the three years ended December 31, 2010.

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In U.S. dollar thousands, except for share and share-related data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(o)

Government grants

Government grants include cash subsidies as well as other subsidies received from the PRC government by the subsidiaries of the Company. Such subsidies are generally provided as incentives from the local government to encourage the expansion of local business. Government grants are recognized when received and all the conditions specified in the grant have been met. Government grant recognized as other operating income were $1,443, $1,966 and $2,015 for each of the three years ended December 31, 2010. Capital grants received in advance of the acquisition of equipment are recorded initially in other current liabilities and then offset against the cost of the related equipment upon acquisition.

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

(u)

Foreign currency translation

The Company has chosen United States dollar ("$") as its reporting currency. The functional currency of WSP Holdings, FSHL and Houston OCTG is United States dollar, while the functional currency of the Company's major operating subsidiaries in the PRC is Renminbi and the functional currency of the Company's operating subsidiary in Thailand is Baht. Monetary assets and liabilities denominated in other currencies are translated into the applicable functional currencies at the rates of exchange in effect at the balance sheet date. Nonmonetary assets and liabilities denominated in other currencies are remeasured into the applicable functional currencies at historical exchange rates and transactions denominated in other currencies are converted at the applicable rates of exchange prevailing when the transactions occurred. Exchange gains and losses are recognized in the consolidated statements of operations.

The group entities with functional currency other than United States dollar translate their financial position and operating results into United States dollar. Balance sheet accounts are translated using the exchange rates in effect at the balance sheet date. Transactions in currencies other than the United States dollar are translated using the average exchange rate prevailing in the period when transactions occurred. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income in the accompanying consolidated statements of changes in equity and comprehensive income.

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In U.S. dollar thousands, except for share and share-related data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(v)

Foreign currency risk

The Renminbi is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People's Bank of China, controls the conversion of Renminbi into other currencies. The value of the Renminbi is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The cash and cash equivalents of the Company included aggregate amounts of $41,400, $89,143 and $34,471 as of December 31, 2008, 2009 and 2010, which were denominated mainly in Renminbi.

In addition to Renminbi, the Company may from time to time review its working capital requirements and hold the excess capital in other foreign currencies. The Company had total amount of cash and cash equivalents of $2,568, $15 and $1,374 as of December 31, 2008, 2009 and 2010, respectively, which are held in currency other than functional currency of the respective entities.

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

Net revenues from customers accounting for 10% or more of total net revenues are as follows:

	Year ended
	December 31,	December 31,	December 31,
Customer	2008	2009	2010
	%	%	%

A	24	35	20
B	—	—	11
Total	24	35	31

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In U.S. dollar thousands, except for share and share-related data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(w)

Concentration of credit risks - continued

Net accounts receivable from customers accounting for 10% or more of total net accounts receivable are as follows:

	As of	As of
	December 31,	December 31,
Customer	2009	2010
	%	%

A	16	18
C	19	5
D	12	1
B	—	11
Total	47	35

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In U.S. dollar thousands, except for share and share-related data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(y)

Financial instruments

Financial instruments include cash and cash equivalents, restricted cash, term deposits, accounts and bills receivable, amounts due from related parties, advances to suppliers, equity-method investments, accounts payable, advances from customers and other payables, amounts due to related parties, borrowings and foreign currency forward contracts. The carrying amounts of cash and cash equivalents, restricted cash, term deposits, accounts and bills receivable, advances to suppliers, amounts due from related parties, advances from customers, accounts payable, other payables and amounts due to related parties approximate their fair value due to the short term maturities of these instruments.

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

(aa)

Net income (loss) per share

Basic net income (loss) per ordinary share is computed by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

Diluted net income (loss) per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares.

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In U.S. dollar thousands, except for share and share-related data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(bb)

Recently adopted accounting pronouncement

Effective January 1, 2010, the Company adopted an authoritative pronouncement issued by the Financial Accounting Standards Board ("FASB") regarding recognized and non-recognized subsequent events. The guidance establishes general standards of accounting for and disclosures of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. The adoption of this pronouncement did not have any significant impact on the Company's financial condition or results of operations.

Effective January 1, 2010, the Company adopted an authoritative pronouncement issued by the FASB regarding additional disclosures fair value measurement. This pronouncement amends previous guidance on fair value measurements to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurement on a gross basis rather than as a net basis as currently required. This guidance also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. This guidance is effective for annual and interim periods beginning after December 15, 2009, except for the requirement to provide the Level 3 activities of purchases, sales, issuances, and settlements on a gross basis, which will be effective for annual and interim periods beginning after December 15, 2010. Early application is permitted and in the period of initial adoption, entities are not required to provide the amended disclosures for any previous periods presented for comparative purposes. The pronouncement does not change how fair values are measured. The adoption of this pronouncement did not have any significant impact on the Company's financial condition or results of operations.

Effective December 15, 2010, the Company adopted an authoritative pronouncement issued by the FASB on disclosure about the credit quality of financing receivables and the allowance for credit losses. The guidance requires an entity to provide disclosures on a disaggregated basis on two defined levels: (1) portfolio segment; and (2) class of financing receivable. The guidance includes additional disclosure requirements about financing receivables, including: (1) credit quality indicators of financing receivables at the end of the reporting period by class of financing receivables; (2) the aging of past due financing receivables at the end of the reporting period by class of financing receivables; and (3) the nature and extent of troubled debt restructurings that occurred during the period by class of financing receivables and their effect on the allowance for credit losses. The adoption of this pronouncement did not have any significant impact on the Company's financial condition or results of operations.

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In U.S. dollar thousands, except for share and share-related data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(cc)

Recently issued accounting pronouncements not yet adopted

In December 2010, the FASB issued an authoritative pronouncement on when to perform Step 2 of the goodwill impairment test for reporting units with zero or negative carrying amounts. The amendments in this update modify Step 1 so that for those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. The qualitative factors are consistent with existing guidance, which requires that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The guidance is effective for fiscal years and interim periods beginning after December 15, 2010. The Company does not expect the adoption to have a significant effect on its financial condition or results of operations.

In June 2011, the FASB issued an authoritative pronouncement to allow an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. The guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in shareholders' equity. These amendments do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The guidance should be applied retrospectively. For public entities, the amendments are effective for fiscal years and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted. The Company does not expect the adoption to have a significant impact on its financial statements.

3.                  DISPOSAL OF JIANGSU FANLI PIPE CO., LTD. ("JIANGSU FANLI")

On February 28, 2010, the Company's wholly-owned subsidiary, WSP China, together with three non-controlling investors of Jiangsu Fanli entered into an agreement with Zhejiang Jianli Company Limited ("Zhejiang Jianli") to dispose of their entire equity interests in Jiangsu Fanli. Pursuant to the agreement, WSP China retained possession of certain assets of Jiangsu Fanli, including current assets and assumed all liabilities incurred before the disposal. On the same date, WSP China entered into an agreement with Zhejiang Jianli to purchase certain hot-rolling production assets. These two transactions were accounted for as nonmonetary transactions in accordance with an authoritative guidance and, accordingly, the exchanges of nonmonetary assets between WSP China and Zhejiang Jianli were recorded based on the fair value of the assets exchanged amounting to $13,913. A gain of $2,583 is resulted from non-monetary transactions which is included in other operating income. Given that Jiangsu Fanli is not a wholly owned by WSP China before the disposal, the sales proceeds collected by WSP China on behalf of the non-controlling investors of $1,383 will be returned to the non-controlling investors.

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In U.S. dollar thousands, except for share and share-related data)

3.

DISPOSAL OF JIANGSU FANLI PIPE CO., LTD. ("JIANGSU FANLI")- continued

The Company determined that disposal of Jiangsu Fanli did not constitute a discontinued operation, as the operation capacity of Jiangsu Fanli was absorbed by other subsidiaries of the Company.

4.

ACQUISITION OF MENGFENG

On July 24, 2008, WSP China acquired the 100% equity interest of Mengfeng from Hebei Bishi Industry Group Co., Ltd. for a total cash consideration of $40,528 for which the present value was $38,818 at the time of the acquisition. The consideration is payable in two installments:

•                  $20,670 was paid upon the completion of the acquisition in July 2008; and

•                  $19,858 was required to be paid in 2009. No payment was made in 2009. In 2010, $17,727 was paid in partial settlement of the total cash consideration with $2,360 remaining outstanding as of December 31, 2010.

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

The cost of a group of assets acquired is allocated to the individual assets acquired or liabilities assumed based on their relative fair values. The cost is allocated as follows:

Property, plant and equipment	$68,689
Current assets	24,983
93,672
Liabilities assumed:
Loan from local industrial zone	7,320
Advance from former shareholder of Mengfeng for operating use	18,218
Other payables and accrued liabilities	29,316
54,854
Total	$38,818

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In U.S. dollar thousands, except for share and share-related data)

5.

ACQUISITION OF BUSINESS BY CHAOYANG SEAMLESS

On July 1, 2009, Chaoyang Seamless, 51% owned by WSP China, acquired the steel billet manufacturing business from Chaoyang Seamless Oil Casting & Forging Co., Ltd. for a cash consideration of $13,904. The Company believes that the acquisition would produce the synergy by facilitating the Company's operation in Northeast China and enhancing its presence in that region. The transaction was considered as an acquisition of a business and accordingly the purchase method of accounting has been applied. The acquired net assets were recorded at their estimated fair values on the acquisition date. The acquired goodwill is not deductible for tax purposes. The carrying value of goodwill as of December 31, 2010 is $428.

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

The pro forma effect of the acquisition as if the acquisition had occurred on January 1, 2009 on the consolidated financial statements was insignificant.

6.

RESTRICTED CASH

Restricted cash mainly represents bank deposits used to pledge the bank acceptance notes. The Company entered into credit agreements with commercial banks in China ("endorsing banks") which agree to provide credit within stipulated limits. Within the stipulated credit limits, the Company can issue bank acceptance notes to its suppliers as payments for the purchases. In order to issue bank acceptance notes, the Company is generally required to make initial deposits with the endorsing banks in amounts of certain percentage of the face amount of the bank acceptance notes to be issued by the Company. The cash in such accounts is restricted for use over the terms of the bank acceptance notes, which are normally three to six months.

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In U.S. dollar thousands, except for share and share-related data)

7.

ACCOUNTS AND BILLS RECEIVABLE, NET

Accounts receivable, net, consists of the following:

	As of	As of
	December 31,	December 31,
	2009	2010
Accounts receivable	$169,654	$161,607
Less: allowance for doubtful accounts	(9,808)	(20,057)
	159,846	141,550
Bills receivable	15,058	3,572
Bills receivable endorsed to suppliers with
recourse for the settlement of purchases	30,002	54,848
	45,060	58,420
	$204,906	$199,970

Movement of allowance for doubtful accounts is as follows:

	Balance at	(Reversed)		Balance at
	beginning of	charged during		end of the
	the year	the year	Written-off	year
2009	$10,086	$(278)	$—	$9,808
2010	$9,808	$10,249	$—	$20,057

The allowance provided for the year 2010 was mainly due to the provision for one customer who failed to meet the repayment schedule. All bills receivable are derived from the sale under the normal course of operation. No allowance was provided against bills receivable secured by issuing banks.

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In U.S. dollar thousands, except for share and share-related data)

8.

INVENTORIES

Inventories consist of the following:

	As of	As of
	December 31,	December 31,
	2009	2010
Raw materials	$96,067	$114,374
Work in progress	57,374	54,823
Finished goods	125,880	87,844
	279,321	257,041
Less: write-down of inventory value	(13,231)	(16,328)
	$266,090	$240,713

The raw materials and finished goods held by third parties were $5,949 and $42,775 as of December 31, 2009, respectively. The raw materials and finished goods held by third parties were $3,930 and $34,085 as of December 31, 2010, respectively.

9.

PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	As of	As of
	December 31,	December 31,
	2009	2010
Value-added taxes refundable	$12,182	$20,386
Advances to staff	625	1,054
Other current assets	4,500	12,066
	$17,307	$33,506

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In U.S. dollar thousands, except for share and share-related data)

10.

PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consist of the following:

	As of	As of
	December 31,	December 31,
	2009	2010
Construction in progress	$121,449	$273,170
Land	7,095	12,041
Buildings	101,432	107,963
Equipment, furniture and fixtures	8,310	7,422
Plant and machinery	237,602	243,136
Motor vehicles	8,372	10,718
Computer equipment and software	4,007	4,405
	488,267	658,855
Less: accumulated depreciation	(81,215)	(107,047)
Less: accumulated impairment loss	—	(14,866)
	$407,052	$536,942

For each of the three years ended December 31, 2010, depreciation expense was $22,961, $29,522 and $34,094, respectively.

The carrying amount of property, plant and equipment pledged by the Company to secure credit facilities granted to the subsidiaries at respective balance sheet dates is as follows:

	As of	As of
	December 31,	December 31,
	2009	2010
Construction in progress	$34,043	$—
Buildings	7,974	4,053
Plant and machinery	14,268	—
	$56,285	$4,053

Movement of accumulated impairment loss is as follows:
Balance at January 1, 2010		$—
Charge for the year (Note 11)		14,544
Exchange difference		322
Balance at December 31, 2010		$14,866

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In U.S. dollar thousands, except for share and share-related data)

11.

IMPAIRMENT

The Company performed an impairment test of certain asset groups for which there is an indication that the carrying amount of an asset may no longer be recoverable. In view of the drop in utilization rate of production facilities and operating losses, the Company performed the impairment test for certain asset groups namely, WSP China, Liaoyang Seamless, Songyuan Seamless, Mengfeng, Chaoyang Seamless and Houston OCTG on December 31, 2010. The carrying amounts of Chaoyang Seamless exceeded the future undiscounted net cash flows, the Company recognized impairment loss of $14,544, $678, $1,468 and $365 on property, plant and equipment, intangible assets, prepaid lease payments for land use rights and deposit on acquisition of property, plant and equipment, respectively. The impairment loss was allocated to the long-lived assets of the group on a pro rata basis using the relative carrying amounts of those assets. The impairment test was based in part on a valuation analysis provided by American Appraisal China Limited, a third party valuation firm. The Company also performed an analysis on potential impairment indicators for other asset groups and concluded that test of recoverability was not required due to the absence of events or changes which indicate that the carrying amounts of these asset groups may not be recoverable.

The Company performed an impairment test for goodwill on December 31, 2010 and Chaoyang Seamless constitutes a separate reporting unit on its own. Based on the results that the fair value of the reporting unit exceeds its carrying amount (following the impairment loss discussed above), the Company recognized no impairment loss on goodwill during the year ended December 31, 2010.

12.

INTANGIBLE ASSETS, NET

Intangible assets, net consist of the following:

	As of	As of
	December 31,	December 31,
	2010	2010
Costs:
Customer relationship	$259	$259
Backlog	1	1
Patent	928	1,049
	1,188	1,309
Accumulated amortization:
Customer relationship	(177)	(259)
Backlog	(1)	(1)
Patent	(39)	(139)
	(217)	(399)
Accumulated impairment loss	—	(693)
Exchange differences	—	27
Intangible assets, net	$971	$244

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In U.S. dollar thousands, except for share and share-related data)

12.

INTANGIBLE ASSETS, NET - continued

Expected useful economic lives of acquired intangible assets are as follows:

Customer relationship	6 years
Backlog	Within 1 year
Patent	10 years

For each of the three years ended December 31, 2010, amortization expense was $51, $93 and $182, respectively. The Company expects to record amortization expense of $27, $27, $27, $27, $27 and $109 for 2011, 2012, 2013, 2014, 2015, 2016 and thereafter, respectively.

Movement of accumulated impairment loss is as follows:

Balance at January 1, 2010	$—
Charge for the year (Note 11)	678
Exchange difference	15
Balance at December 31, 2010	$693

13.

PREPAID LEASE PAYMENTS FOR LAND USE RIGHTS

	As of	As of
	December 31,	December 31,
	2009	2010
Prepaid lease payments for land use rights	$34,060	$36,018
Current portion of prepaid lease payments
for land use rights	(739)	(766)
Accumulated impairment loss	—	(1,500)
Non-current portion of prepaid lease payments
for land use rights	$33,321	$33,752

The amount represents prepayments of rentals for land use rights situated in the PRC for a period of 50 years. For each of the three years ended December 31, 2010, amortization expense was $472, $729 and $853, respectively.

Certain land use rights were pledged to secure credit facilities granted to the subsidiaries. The carrying amount of land use rights pledged as of December 31, 2009 and December 31, 2010 were $12,195 and $10,542 respectively.

Movement of accumulated impairment loss is as follows:

Balance at January 1, 2010	$—
Charge for the year (Note 11)	1,468
Exchange difference	32
Balance at December 31, 2010	$1,500

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In U.S. dollar thousands, except for share and share-related data)

14.

EQUITY-METHOD INVESTMENT

On October 13, 2008, WSP China acquired a 29% equity interest of Wuxi Bright Wanbang Oil & Gas Anticorrosion Co., Ltd. ("Wuxi Bright Wanbang") for $1,076 in cash. As the Company has the ability to exercise significant influence but does not have a controlling interest, the long-term investment was recorded using the equity method of accounting as follows:

	As of	As of
	December 31,	December 31,
	2009	2010
Investment cost	$1,076	$1,076
Share of loss	(104)	(315)
Exchange difference	—	26
	$972	$787

The excess of the cost of investment over the Company's share of the fair value of net assets of the investee company's identifiable assets, liabilities and contingent liabilities at the date of acquisition represented goodwill of $30 which was included in the carrying amount of the investment and was not amortized.

15.

ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	As of	As of
	December 31,	December 31,
	2009	2010
Payable for acquisition of property, plant and equipment	$25,564	$38,741
Consideration payable in connection with
acquisition of Mengfeng	19,863	2,360
Advance from former shareholder of Mengfeng	5,071	11
Payable of disposal proceeds to former
non-controlling investors of Jiangsu Fanli (Note 3)	—	1,383
Loan from local industrial zone	3,689	3,803
Accrued salary, bonus and welfare	3,694	3,730
Accrued sales commissions	3,116	9,232
Other taxes payable	3,739	4,742
Accrued interest	983	1,023
Deferred other income (incentive from
ADS depository bank)	3,025	2,372
Payable for legal and product defect claims (Note 27)	—	10,127
Others	5,618	9,237
	$74,362	$86,761

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In U.S. dollar thousands, except for share and share-related data)

16.

BORROWINGS

	As of	As of
	December 31,	December 31,
	2009	2010
Short-term bank loans, including long-term
bank loans reclassified as short-term bank
loans of $105,395 (2009: nil)	$432,490	$508,355
Loans received in connection
with bills receivable discounted with recourse	66,636	88,191
Long-term bank loans	196,391	135,896
	695,517	732,442
Less: amount due for settlement within 12 months
(shown under current liabilities)	(506,448)	(596,546)
Amount due for settlement after 12 months	$189,069	$135,896

	As of	As of
	December 31,	December 31,
Loan type	2009	2010

Secured Loans	$161,115	$142,586
Unsecured Loans	534,402	589,856
	$695,517	$732,442

Short-term bank loans

The Company's bank loans bear interest rates ranging from 4.4% to 7.3% per annum.

Certain financial covenants (maintaining a required debt to equity ratio) related to the long-term loans granted to a subsidiary in the PRC by certain banks were not met as of December 31, 2009 nor subsequently. The Company obtained a conditional waiver of such breach in July 2010 from each of the banks and agreed to enhance the capital of the subsidiary by $15,000 by March 31, 2011. However, the Company failed to enhance the capital of the subsidiary by the required deadline on March 31, 2011. The Company completed the capital injection in the subsidiary by April 7, 2011 and obtained a waiver from one of the banks dated April 26, 2011 who agreed not to accelerate the repayment of bank loans or reduce the loan credit facility. Notwithstanding the waiver, it is uncertain whether the Company would be able to meet the covenants in the future. Consequently, the corresponding loans were reclassified as current liability.

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In U.S. dollar thousands, except for share and share-related data)

16.

BORROWINGS - continued

Loans received in connection with bills receivable discounted with recourse

The Company received loans from the banks and assigned certain bills receivables to the banks with recourse. The maturities of those loans are normally under 1 year.

Long-term bank loans

In 2009, the Company entered into various long-term loan agreements with various Chinese banks for an aggregated amount of $196,391, with $175,742 being unsecured loans, to facilitate its business expansion. Certain land use rights, property, plant and equipment were pledged to secure long-term loan of $20,649 from a bank, which has been repaid in full by the Company and renewed as short-term loan in June 2010. In 2010, the Company entered into additional long-term loan agreements with various Chinese banks for an aggregated amount of $67,646, with the entire amount being unsecured loans, to facilitate its business expansion.

As of December 31, 2009 and 2010, the long-term loans bear either a benchmark interest rate announced by the People's Bank of China, or at the premium up to 30% of such benchmark interest rate except for one long-term loan which bears a fixed interest rate at 5.94% per annum.

For each of the three years ended December 31, 2010, interest cost capitalized was $89, $4,846 and $7,831, respectively.

17.

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

The following is a reconciliation of the changes in the Company's aggregate product warranty liability:

	Year ended
	December 31,	December 31,	December 31,
	2008	2009	2010
Beginning balance	$197	$1,103	$655
Warranty provided	2,935	108	425
Warranty costs incurred	(2,029)	(556)	(45)
Ending balance	$1,103	$655	$1,035

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

In connection with the IPO of the Company's ADSs on December 6, 2007, WSP Holdings issued 50,000,000 ordinary shares with a par value of $0.0001 each. On January 9, 2008, the Company issued an additional 2,894,900 ADSs, representing 5,789,800 ordinary shares with a par value of $0.0001 each pursuant to the underwriters' exercise of over-allotment option to purchase these additional ADSs from the Company. Pursuant to the share repurchase program authorized by the Company's board of directors on November 25, 2009 to repurchase up to $10,000 of outstanding American Depositary Shares within six months, the Company has purchased 707,287 ADSs representing 1,414,574 ordinary shares in the open market in the amount of approximately $2,000 during the period from March 30, 2010 through April 28, 2010. The ordinary shares repurchased were then cancelled under the laws of Cayman Islands. Each ADS represents two ordinary shares.

19.

NON-CONTROLLING INTERESTS

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

In February 2010, the Company's wholly-owned subsidiary, WSP China, together with three non-controlling investors of Jiangsu Fanli entered into an agreement with Zhejiang Jianli to dispose of their entire equity interests in Jiangsu Fanli, details of which is set out in Note 3.

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In U.S. dollar thousands, except for share and share-related data)

20.

SEGMENTAL AND GEOGRAPHIC INFORMATION AND REVENUE ANALYSIS

The Company operates in a single operating segment that includes the manufacture and distribution of oil pipes and related products. The Company's chief operating decision maker is the Chief Executive Officer. The following table summarizes the Company's net revenues in different geographic locations:

	Year ended
	December 31,	December 31,	December 31,
	2008	2009	2010
Revenues
PRC	$316,278	$355,402	$294,946
Elsewhere in Asia
Malaysia	37,587	12,875	5,087
Korea	9,675	608	—
Singapore	22,138	5,236	3,542
Others	161,905	80,855	30,206
Subtotal	231,305	99,574	38,835
North America
Canada	5,080	936	7,318
United States of America	312,812	51,904	45,414
Subtotal	317,892	52,840	52,732
Others	46,615	69,213	83,952
Total	$912,090	$577,029	$470,465

The net revenues consist of the following products:

	Year ended
	December 31,	December 31,	December 31,
	2008	2009	2010
API products	$505,346	$414,250	$277,290
Non-API products	294,776	102,186	70,143
Iron ore	—	19,968	31,918
Other products	111,968	40,625	91,114
Total	$912,090	$577,029	$470,465

Most of the Company's long-lived assets are located in the PRC.

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In U.S. dollar thousands, except for share and share-related data)

20.

SEGMENTAL AND GEOGRAPHIC INFORMATION AND REVENUE ANALYSIS - continued

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

Others include green pipes which are semi-finished pipes that can be further processed into end-products and trading of iron ores.

21.

OTHER INCOME

	Year ended
	December 31,	December 31,	December 31,
	2008	2009	2010
Incentive from ADS depository bank	$767	$767	$767

22.

INCOME TAXES

WSP Holdings is a tax-exempted company incorporated in the Cayman Islands. FSHL is a tax-exempted company incorporated in the BVI.

FSHL's subsidiaries registered in the PRC (the "PRC entities") are subject to PRC Enterprise Income Tax ("EIT") on the taxable income in accordance with the relevant PRC income tax laws.

On March 16, 2007, the National People's Congress enacted a new enterprise income tax law, which took effect on January 1, 2008. The law applies a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises. According to the tax law, entities that qualify as high and new technology enterprises ("HNTE") supported by the PRC government are allowed a 15% preferential tax rate instead of the uniform tax rate of 25%.

WSP China was officially granted the HNTE status in September 2008. Accordingly, WSP China has used the 15% preferential tax rate in the calculation of current and deferred tax balances because the company expects to retain the HNTE status in the foreseeable future.

Other PRC entities are subject to the 25% EIT rate since January 1, 2008.

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In U.S. dollar thousands, except for share and share-related data)

22.

INCOME TAXES - continued

Houston OCTG is subject to United States federal corporate income tax rate of 34% and Texas state margin tax levied at 0.5% of gross profits.

The subsidiaries of FSHL that are tax residents in China, will be subject to the Chinese dividend withholding tax at 10% when these Chinese subsidiaries distribute dividends paid out of profits that arise on or after January 1, 2008. In 2009, following FSHL's qualification as a tax resident company in the Hong Kong Special Administrative Region, a withholding tax at 5% is applicable on dividends paid to FSHL by these Chinese subsidiaries.

A provision for PRC dividend withholding tax has been made based on 40% of the 2008, 2009 and 2010 undistributed earnings of the Company's PRC subsidiaries, which are expected to be distributed as dividends. The remaining undistributed earnings of the Company's PRC subsidiaries of approximately $90,844 and $19,900 at December 31, 2009 and 2010 are considered to be indefinitely reinvested and thus no deferred tax liability has been made for the Chinese dividend withholding taxes.

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

The Company has made its assessment of the level of tax authority for each tax position (including the potential application of interest and penalties) based on the technical merits, and has measured the unrecognized tax benefits associated with the tax positions. As of January 1, 2008, the Company had a beginning amount of $1,803 of unrecognized tax benefits carried forward from the year ended December 31, 2007 and had no additional unrecognized tax benefits as of December 31, 2008. As of December 31, 2009 and 2010, the Company had additional unrecognized tax benefits of $3,178 and $3,698, respectively, that mainly related to net operating loss carryforwards and certain government subsidies.

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In U.S. dollar thousands, except for share and share-related data)

22.

INCOME TAXES - continued

The aforementioned liability is recorded as non-current liabilities because the related payment is not anticipated within one year of the balance sheet date. The Company classifies interest and/or penalties related to income tax matters in income tax expense. A reconciliation of the beginning and ending amount of unrecognized tax benefits for 2008, 2009 and 2010 is as follows:

Balance at January 1, 2008	$1,803
Interest	217
Balance at December 31, 2008	$2,020
Additions based on tax positions related to 2009	3,178
Interest	365
Balance at December 31, 2009	$5,563
Additions based on tax positions related to 2010	3,698
Interest and penalties	2,558
Balance at December 31, 2010	$11,819

There are no ongoing examinations by taxing authorities at this time. The Company's PRC subsidiaries' tax years starting from 2006 remain open for non-transfer pricing matters and from 2001 remain open for transfer pricing matters. The Company does not anticipate any significant change within the next 12 months of its uncertain tax positions, except the continuous interest and penalty.

The provision for income taxes consists of the following:

	Year ended
	December 31,	December 31,	December 31,
	2008	2009	2010
Current
- PRC income tax expense	$22,974	$9,800	$4,382
- U.S. income tax expense	2,592	(2,439)	—
	25,566	7,361	4,382
Deferred
- PRC income tax expense	(1,129)	(6,111)	1,310
- U.S. income tax expense	(249)	(2,656)	(2,487)
	(1,378)	(8,767)	(1,177)
Unrecognized tax benefits
- PRC unrecognized tax benefits	217	638	3,696
- U.S. unrecognized tax benefits	—	2,905	2,487
	217	3,543	6,183
Income tax expense	$24,405	$2,137	$9,388

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In U.S. dollar thousands, except for share and share-related data)

22.

INCOME TAXES - continued

The principal components of the deferred income tax assets and liabilities are as follows:

	As of	As of
	December 31,	December 31,
	2009	2010
Current deferred income tax assets
Allowance for doubtful accounts	$2,383	$2,350
Product warranty provision	217	200
Write-down in value of inventory	4,209	3,695
Net operating losses	378	4,067
Unrealized loss from change in fair value
of foreign currency forward contracts	—	115
Others	562	3,270
	7,749	13,697
Less: valuation allowance	(2,358)	(5,786)
	5,391	7,911
Non-current deferred income tax assets
Pre-operating expenses	743	551
Net operating losses	12,808	26,861
Property, plant and equipment	1,474	1,671
Impairment on long-lived assets	—	4,358
Others	20	457
	15,045	33,898
Less: valuation allowance	(4,503)	(27,264)
	10,542	6,634
Current deferred income tax liabilities
Research and development expenses	—	451
Non-current deferred income tax liabilities
Property, plant and equipment	5,229	3,658
Withholding tax for dividend
payment to non-Chinese tax resident	1,575	—
	$6,804	$3,658

The Company has net operating losses of $117,333 as of December 31, 2010. If not used, such losses will start expiring from the beginning of 2013.

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In U.S. dollar thousands, except for share and share-related data)

22.

INCOME TAXES - continued

For the purpose of presentation in the consolidated statements of financial position, certain deferred income tax assets and liabilities have been offset. The following is the analysis of the deferred income tax balances for financial reporting purpose:

	As of	As of
	December 31,	December 31,
	2009	2010
Current deferred income tax assets	$4,594	$7,460
Non-current deferred income tax assets	5,557	5,592
Current deferred income tax liabilities	—	—
Non-current deferred income tax liabilities	1,022	2,616

Reconciliations between the statutory tax rate and the Company's effective tax rate are as follows:

	Year ended
	December 31,	December 31,	December 31,
	2008	2009	2010
	%	%	%
Statutory tax rate (note)	25	25	25
Effect of expenses not deductible for tax purposes	—	25	(4)
Effect of income not taxable	—	(33)	—
Effect of income tax exemptions and reliefs	(11)	(105)	(2)
Effect of unrecognized tax benefits	—	92	(3)
Effect of income tax rate difference under different tax
jurisdictions	5	(126)	(3)
Effect of valuation allowance on deferred
income tax assets	—	178	(21)
Effect on deferred taxes due to changes in tax rates
under the new law for certain subsidiaries	1	—	—
Effective tax rate	20	56	(8)

Note:      The domestic tax rate in the jurisdiction where the operation of the Company is substantially based is used. On January 1, 2008, the new PRC enterprise income tax law took effect and has applied a uniform tax rate of 25% to domestic enterprises and foreign-invested enterprises.

If the reliefs granted in the form of preferential tax rates to certain subsidiaries were not available, the provision for income taxes and earnings (loss) per share amounts would be as follows:

	Year ended
	December 31,	December 31,	December 31,
	2008	2009	2010
Provision for income taxes	$38,166	$6,172	$7,082
Basic and diluted income
(loss) per share	$0.42	$(0.00)	$(0.57)

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

WSP Holdings declared and paid no dividend during the year ended December 31, 2010.

24.

NET INCOME (LOSS) PER SHARE

The calculation of the net income (loss) per share is as follows:

	Year ended
	December 31,	December 31,	December 31,
	2008	2009	2010
Numerator used in basic and diluted net
income (loss) per share:
Income (loss) attributable to WSP Holdings	$99,349	$4,175	$(118,763)
Shares (denominator)
Weighted average ordinary shares outstanding
used in computing basic earnings per share	205,663,247	205,789,800	204,771,144
Plus: incremental weighted average ordinary
shares from assumed exercise of options
using the treasury stock method	- (i)	- (i)	- (i)
Weighted average ordinary shares outstanding
used in computing diluted earnings per share	205,663,247	205,789,800	204,771,144
Net income (loss) per share-basic:
Net income (loss) attributable to WSP Holdings
per ordinary share-basic	$0.48	$0.02	$(0.58)
Net income (loss) per share-diluted:
Net income (loss) attributable to WSP Holdings
per ordinary share-diluted	$0.48	$0.02	$(0.58)

(i)                The Company had 5,206,000, 4,994,000 and 4,790,000 outstanding share option which could potentially dilute basic net income (loss) per share, but which were excluded from the computation of diluted net income (loss) per share in the years ended December 31, 2008, 2009 and 2010 respectively, as the effect would have been anti-dilutive.

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In U.S. dollar thousands, except for share and share-related data)

25.

RELATED PARTY BALANCES AND TRANSACTIONS

Save as disclosed elsewhere in the financial statements, significant balances and transactions with related parties are as follows:

a.                   Amounts due from related parties

	As of	As of
	December 31,	December 31,
Name of related party	2009	2010
Wuxi Bright Wanbang, equity investment
of the Company	$445	$343
WSP Pipe Co., Ltd., company controlled by Mr. Piao	3,000	—
Liaoning Daxing Steel Pipes Co., Ltd. and related
companies, group of companies controlled by
non-controlling investors of subsidiaries
("Liaoning Daxing Group")	382	1
Wuxi Eastar Co., Ltd., company controlled
by Mr. Piao's family	2,874	—
Wuxi Huayi, company controlled by Mr. Piao	—	2
Chaoyang Seamless Oil, company controlled by
non-controlling investors of Chaoyang Seamless	—	453
	$6,701	$799

b.                   Amounts due to related parties

	As of	As of
	December 31,	December 31,
Name of related party	2009	2010
Wuxi Quanhua Material Co., Ltd. ("WXQH"),
company controlled by Mr. Piao's family	$636	$613
Wuxi Shinan Trading company ("Wuxi Shinan"),
controlled by a non-controlling investor of a subsidiary
(Wuxi Shinan ceased to be a related party subsequent
to the disposal of subsidiary in February 2010)	448	—
Xuyi Aihua Oil Pipe Anticorrosive Product Co., Ltd.
("XYAH"), company controlled by Mr. Piao's family	1,122	968
Wuxi Eastar Co., Ltd.	672	1,572
Chaoyang Seamless Oil, company controlled by
non-controlling investors of Chaoyang Seamless	83	—
Wang Ren, Ou Xiangli, non-controlling investors
of Chaoyang Seamless	4,306	4,439
Mr. Longhua Piao	73	75
Liaoning Daxing Group	—	3,402
Jilin Yude Co., Ltd., company controlled by
non-controlling investors of subsidiary	—	1
	$7,340	$11,070

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In U.S. dollar thousands, except for share and share-related data)

25.

RELATED PARTY BALANCES AND TRANSACTIONS - continued

c.                   Transactions with related parties are as follows:

(a)                Sales of goods

	Year ended
	December 31,	December 31,	December 31,
Name of related party	2008	2009	2010
UMW Oilfield International
Trading (Labuan) Ltd,
an affiliate of UMW	$29,148	$—	$—
XYAH	11	—	—
Wuxi Bright Wanbang	—	1,386	2,326
Wuxi Eastar Co., Ltd	—	4,649	—
Jilin Yude Co., Ltd.,	—	679	—

(b)               Sales of waste materials

	Year ended
	December 31,	December 31,	December 31,
Name of related party	2008	2009	2010
WXAH	$—	$25	$13

(c)                Purchase of goods

	Year ended
	December 31,	December 31,	December 31,
Name of related party	2008	2009	2010
Wuxi Shinan (Wuxi Shinan ceased
to be a related party subsequent to
the disposal of subsidiary
in February 2010)	$6,956	$2,651	$—
XYAH	4,842	3,423	2,053
Liaoning Daxing Group	—	18	—
Chaoyang Seamless Oil	—	938	—

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In U.S. dollar thousands, except for share and share-related data)

25.

RELATED PARTY BALANCES AND TRANSACTIONS - continued

c. Transactions with related parties are as follows: - continued

(d)               Purchase of property, plant and equipment

	Year ended
	December 31,	December 31,	December 31,
Name of related party	2008	2009	2010
WSP Pipe LLC, company
controlled by Mr. Piao	$10,000	$—	$—
Wuxi Longhua Steel Pipes
Company Limited ("WXLH"),
company controlled by
Mr. Piao	—	73	—
WXAH	—	10	—
Wuxi Eastar Co., Ltd	—	1,103	20,530
Chaoyang Seamless Oil	—	8,007	—
Liaoning Daxing Group	—	—	4,173

(e)                Transportation charges

	Year ended
	December 31,	December 31,	December 31,
Name of related party	2008	2009	2010
WXQH	$5,625	$3,406	$1,082
Liaoning Daxing Group	—	187	176

WXQH and Liaoning Daxing provided certain delivery services to the Company.

(f)               Rental of premises and vehicles

	Year ended
	December 31,	December 31,	December 31,
Name of related party	2008	2009	2010
WXLH	$426	$798	$805
WXAH	22	22	—
Liaoning Daxing Group	—	33	23

The Company leased certain areas for production use from WXLH and rented vehicles from WXAH and Liaoning Daxing Group.

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In U.S. dollar thousands, except for share and share-related data)

25.

RELATED PARTY BALANCES AND TRANSACTIONS - continued

c.                   Transactions with related parties are as follows: - continued

(g)               Electricity charges

	Year ended
	December 31,	December 31,	December 31,
Name of related party	2008	2009	2010
Liaoning Daxing Group	$—	$104	$127

The Company shared certain electricity supply with Liaoning Daxing Group for production use.

(h)               Antirust service charges

	Year ended
	December 31,	December 31,	December 31,
Name of related party	2008	2009	2010
WXAH	$140	$10	$—

WXAH provided certain antirust services to the Company.

(i)                 Anticorrosion service charges

	Year ended
	December 31,	December 31,	December 31,
Name of related party	2008	2009	2010
Wuxi Bright Wanbang	$617	$3,983	$3,301

Wuxi Bright Wanbang provided certain anticorrosion services to the Company.

(j)                Bill financing

In 2009, the Company issued certain bank and commercial acceptance notes to Wuxi Longhua in amounts that are greater than the actual amounts of purchases for its presentation to certain PRC banks for discounting and payment before the notes' maturity dates, and the excess amount obtained through these notes were refunded by Wuxi Longhua to the Company. Such transactions have been accounted as financing transactions with the banks.

In 2010, the Company had similar financial transactions with another related party, Liaoyang Daze Spiral Welded Pipe Co., Ltd.

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In U.S. dollar thousands, except for share and share-related data)

26.

COMMITMENT

(a)               Capital commitment

As of December 31, 2010, commitment for acquisition of property, plant and equipment was $40,826.

(b)              Plant premises operating lease commitment

As of December 31, 2010, future minimum lease commitments under the non-cancelable lease of the plant premises were $81, $82, $61, $15 and $5 in 2011, 2012, 2013, 2014 and 2015 and thereafter, respectively.

(c)               Other commitment

In November 2009, the Company entered into a five-year commitment to purchase a minimum of 300,000 tonnes of iron ore pellets from 2010 through 2014. The commitment for purchase of iron ore pellets is not determinable as the contract does not include a stated purchase price.

In November 2010, the Company entered into another commitment to purchase approximately 600,000 tonnes of iron ore fines for a total amount of $75,000. The commitment for purchase of iron ore fines is to be completed within a period of one year through one or two shipments per month.

27.

CONTINGENCIES

(a)               In May 2007, Frank H. Migl and several other plaintiffs brought a lawsuit against Watson Pipe, Inc., Atlas Tubular, L.P., Halliburton Energy Services, Inc. and Xxtreme Inspection in a district court in Lavaca County, Texas. The plaintiffs alleged that a casing pipe ruptured in one of the plaintiffs' oil and gas wells, which caused over $7,000 in damages. In 2008, the plaintiffs amended the petition to add WSP China as a defendant, and one of the defendants filed a petition against WSP China as third-party defendant, alleging that WSP China supplied defective products for the operation. The Company has denied the claims and intends to defend itself against the claims. In January 2011, a settlement amount of $800 was reached for this case, which was fully paid in February 2011. The Company recognized the expenses during year ended December 31, 2010.

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In U.S. dollar thousands, except for share and share-related data)

27.

CONTINGENCIES - continued

(b)              In December 2008, SB International, Inc., a Texas corporation, brought a case against Houston OCTG, WSP China, Mr. Piao and certain other individuals in a district court in Dallas County, Texas, alleging that the defendants interfered with the plaintiff's contracts and business relations with its customers. The petition also contained claims for theft of information, conversion, breach of fiduciary duty, misappropriation of confidential information, fraud and conspiracy. There is no specific amount of damages claimed in the petition. The Company filed a counterclaim against SB International, Inc. and certain other plaintiffs, requesting for declaratory judgment and claims for breach of fiduciary duty, negligence, constructive fraud, request for accounting and breach of contract. In February 2011, this case was settled for $7,800. The Company recognized the expenses during year ended December 31, 2010.

(c)               In April 2009, seven companies and the United Steelworkers Union in the United States of America filed a petition with the International Trade Commission ("ITC") and the Department of Commerce ("DOC"), alleging that China-based OCTG manufacturers unfairly dumped OCTG products in the United States market and that Chinese producers were benefitting from massive government subsidies. WSP China was named as one of the major Chinese exporters of the OCTG products to the United States and was included as one of the mandatory respondent companies to the United States government's countervailing duty investigation. On September 8, 2009, a preliminary determination was issued with a countervailing duty rate of 24.92% assigned to WSP China. On December 7, 2009, the DOC published its final determination in the countervailing duties investigation with a rate of 14.61% assigned to WSP China. The rate was subsequently changed to 14.95% in January 2010 due to certain ministerial errors made by the DOC. WSP China was not classified as a mandatory respondent to the anti-dumping investigation and participated in this case as a separate rate respondent. In November 2009, the Company received a preliminary anti-dumping rate of 36.53% which was based on the average dumping rates of other OCTG producers that were selected as mandatory respondents. On April 9, 2010, the DOC announced its final determination in the anti-dumping investigation with a rate of 29.94% assigned to WSP China. In May 2010, the ITC made a final ruling which requires all Chinese exports of OCTG products to the United States, including WSP China's products, be charged up to about 32.07% anti-dumping duties and 14.95% countervailing duties.

(d)              In August 2009, Western Oil Gas Development Corp. brought a lawsuit against WSP China, J&B Pipe Supply, Inc., SB International, Inc. and certain other party in a district court in Canadian County, Oklahoma. The plaintiff alleged that a casing pipe provided by WSP China caused damages to its well. The plaintiff claimed total damages in the amount of approximately $9,500. J&B Pipe Supply, Inc. and SB International, Inc. have filed cross claims against WSP China for indemnification and breach of warranty. The Company has denied the claims and intends to defend itself against the claims. In June 2011, this case was settled for $4,475. The Company recognized the expenses of $466 during year ended December 31, 2010, with the remaining balance being settled through insurance.

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In U.S. dollar thousands, except for share and share-related data)

27.

CONTINGENCIES - continued

(e)               In December 2009, Dewbre Petroleum Corporation brought a lawsuit against SB International, Inc., Tubular Synergy Group, LP, Padre Tubular Resources, Inc. and Xxtreme Pipe Storage, LLC in a district court in Nueces County, Texas. The plaintiff alleged that a defective pipe caused damages to its well. In January 2010, the plaintiffs amended the petition to add WSP China as a defendant, alleging that WSP China supplied the defective pipe. The plaintiff claimed total damages in the amount of approximately $20,800. In May 2011, a settlement amount of $4,296 was reached for this case. In June 2011, the Company paid $420 in settlement of the case, with the remaining balance being settled through insurance. The Company recognized the expenses of $420 during year ended December 31, 2010.

(f)                In April, 2010, Penn Virginia Oil & Gas, L. P., as the plaintiff, brought a lawsuit against WSP China and certain other parties in a district court in Panola County, Texas, alleging that WSP China supplied a defective casing pipe, which caused a failed operation in an oil and gas well. The plaintiff claimed total damages in the amount of approximately $4,800. In January 2011, a settlement amount of $2,300 was reached for this case. In March 2011, the Company paid $276 in settlement of the case, with the remaining balance being settled through insurance. The Company recognized the expenses of $276 during year ended December 31, 2010, with the remaining balance being settled through insurance.

(g)               In May 2010, Chesapeake Louisiana, L.P. and certain other parties, as the plaintiffs, brought a lawsuit against WSP China and certain other parties in a district court in Desoto Parish, Louisiana, alleging that WSP China supplied a defective casing pipe, which caused a failed operation in an oil and gas well. Certain landowners who were affected by the failed oil and gas well operation mentioned above, have filed a lawsuit against Chesapeake Louisiana, L.P. in the District Court of Desoto Parish, Louisiana in November 2009. In May 2010, the plaintiffs amended the petition to name WSP China as a co-defendant in the lawsuit. There is no specific amount of damages claimed in the petition. The Company intends to vigorously defend itself against the claims.

(h)               In August 2010, Trident Steel Corporation filed a Third Amended Third-Party Petition against Minmetals, Inc. and WSP China in a district court in Lipscomb County, Texas, stating that it fulfilled the Mewbourne Oil Company's purchase order using the casing pipes manufactured by Minmetals, Inc. and WSP China and seeking indemnification from Minmetals, Inc. and WSP China for breach of warranty. The total amount of indemnification is unclear now. The Company has denied the claims and intends to vigorously defend itself against the claims.

In March 2011, Cimarex Energy Co. filed a lawsuit against WSP China, WSP Houston OCTG and other defendants in Nueces County, Texas, seeking total damages in the amount of $11,000 resulting from defects in casing pipes provided by the Company. The Company has denied the claims and intends to vigorously defend itself against the claims.

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In U.S. dollar thousands, except for share and share-related data)

27.

CONTINGENCIES - continued

In addition to the contingencies mentioned above, the Company is subject to claims and legal proceedings that arise in the ordinary course of its business. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be decided unfavorably to the Company.

Based on the information currently available, the Company was unable to make a reasonable estimate of any further liability because of the uncertainty related to the outcome and/or the amount or range of loss. Accordingly, the Company did not accrue any provision for the contingencies as of December 31, 2010, other than those settled as described above.

28.

STOCK BASED COMPENSATION

On August 24, 2007, the Company adopted the 2007 share incentive plan and granted 5,206,000 options to certain employees, officers and directors for the purchase of 5,206,000 ordinary shares at an exercise price of $4.00 per share. Any of these options not exercised will expire on August 23, 2011 or 2012 and the options will vest over two years at 50% per year. The compensation expense, which was determined based on the fair value of options granted, is to be recognized over the vesting period using graded-vesting attribution method. The Company recorded compensation expense of $2,299, $809 and nil for the years ended December 31, 2008, 2009 and 2010, respectively. As of December 31, 2010, there was no unrecognized compensation cost related to unvested options.

A summary of the share option activities is as follows:

	Number
	of options	Exercise price
Outstanding at beginning of 2009	5,008,000	$4.00
Movement during 2009
Granted	—	—
Exercised	—	—
Forfeited	(1 4,000)	—
Outstanding at end of 2009	4,994,000	$4.00

Movement during 2010
Granted	—	—
Exercised	—	—
Forfeited	(204,000)	—
Outstanding at end of 2010	4,790,000	$4.00

As of December 31, 2009 and 2010, the intrinsic value of each option was nil, and the aggregate intrinsic value of options outstanding was nil.

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In U.S. dollar thousands, except for share and share-related data)

28.

STOCK BASED COMPENSATION - continued

The following table summarizes share options outstanding as of December 31, 2010:

	Options outstanding			Options exercisable
		Remaining	Fair value
	Number	contractual	per share	Number	Exercise
Exercise price	outstanding	life	at grant date	exercisable	price
$4.00	4,790,000	1.65	$0.83	4,790,000	$4.00

The Company has determined, with the assistance of American Appraisal China Limited, that the fair value of the option as of the date of grant at August 24, 2007 was $0.83 per option using the following assumptions:

Fair value of ordinary shares	$ 3.81
Risk-free rate of return	4.31%
Expected option life	3 years
Expected dividend yield	4.38%
Expected volatility	39.4%

29.

MAINLAND CHINA CONTRIBUTION PLAN

Full time employees of the Company in the PRC participate in a government mandated multiemployer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Company to accrue for these benefits based on certain percentages of the employees' salaries. The total contributions for such employee benefits were $5,428, $4,041 and $4,891, for each of the three years ended December 31, 2010.

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In U.S. dollar thousands, except for share and share-related data)

30.

STATUTORY NON-DISTRIBUTABLE RESERVES

The principal regulations in the PRC governing distribution of dividends paid by wholly foreign-owned enterprises include:

●                     Wholly Foreign-Owned Enterprise Law (1986) as amended; and

●                     Wholly Foreign-Owned Enterprise Law Implementation Rules (1990) as amended.

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

For each of the three years ended December 31, 2010, WSP China made total appropriations of $12,007, $4,522 and nil, respectively. As of December 31, 2010, the statutory non-distributable reserves of WSP China were $37,119.

31.

SUBSEQUENT EVENTS

On July 18, 2011, the Company's wholly-owned subsidiary, Bazhou Seamless, entered into an agreement with Shandong Shiheng Special Steel Co., Ltd. to dispose of its entire equity interests in Kuitun Seamless for a cash consideration of $9,831 and at the same time, to retain certain assets, mainly office equipment, furniture and fixtures of Kuitun Seamless following the disposal.

WSP HOLDINGS LIMITED

Additional information - Financial statement schedule I

Condensed financial information of parent company

Balance sheets

(In U.S. dollar thousands)

	As of	As of
	December 31,	December 31,
	2009	2010
Assets
Cash and cash equivalents	$1,658	$140
Restricted cash	40,500	—
Amounts due from subsidiaries	191,244	237,386
Prepaid expenses and other current assets	—	330
Investments in subsidiaries	181,132	107,447
Total assets	414,534	345,303
Liabilities and shareholders' equity
Accrued expenses and other current liabilities	3,325	3,099
Income taxes payable	471	733
Total liabilities	3,796	3,832
Ordinary shares	21	20
Additional paid-in capital	257,311	255,312
Statutory non-distributable reserves	37,119	37,119
Retained earnings	88,552	14,229
Accumulated other comprehensive income	27,735	34,791
Total shareholders' equity	410,738	341,471
Total liabilities and shareholders' equity	$414,534	$345,303

WSP HOLDINGS LIMITED

Additional information - Financial statement schedule I

Condensed financial information of parent company

Statements of operations

(In U.S. dollar thousands)

	Year ended
	December 31,	December 31,	December 31,
	2008	2009	2010
Management fee received
from a subsidiary	$1,357	$433	$—
Operating expenses:
Selling and marketing expenses	(161)	(57)	—
General and administrative expenses	(5,937)	(2,943)	(1,869)
Total operating expenses	(6,098)	(3,000)	(1,869)
Loss from operations	(4,741)	(2,567)	(1,869)
Interest income	7,113	3,800	3,332
Other income	767	767	767
Exchange differences	(392)	521	—
Equity in earnings (loss) of subsidiaries	96,602	2,125	(76,291)
Net income (loss) before provision for
income taxes	99,349	4,646	(74,061)
Provision for income taxes	—	(471)	(262)
Net income (loss)	$99,349	$4,175	$(74,323)

WSP HOLDINGS LIMITED

Additional information - Financial statement schedule I

Condensed financial information of parent company

Statements of changes in equity and comprehensive income

(In U.S. dollar thousands, except for share and share-related data)

				Statutory		Accumulated
			Additional	non-		other		Total
	Ordinary share		paid-in	distributable	Retained	comprehensive	Total	comprehensive
	Shares	Amount	capital	reserves	earnings	income	equity	income
Balance as of January 1, 2008	200,000,000	$20	$228,564	$20,590	$78,728	$13,222	$341,124	$—
Issuance of ordinary shares, net of issuance expenses of $1,765	5,789,800	1	22,842	—	—	—	22,843	—
Amortization of deferred share-based compensation expense	—	—	2,299	—	—	—	2,299	—
Net income	—	—	—	—	99,349	—	99,349	99,349
Non-controlling investor contribution	—	—	2,797	—	—	—	2,797	—
Statutory non-distributable reserves	—	—	—	12,007	(12,007)	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	14,194	14,194	14,194
Balance as of December 31, 2008	205,789,800	$21	$256,502	$32,597	$166,070	$27,416	$482,606	$113,543
Amortization of deferred share-based compensation expense	—	—	809	—	—	—	809	—
Net income	—	—	—	—	4,175	—	4,175	4,175
Statutory non-distributable reserves	—	—	—	4,522	(4,522)	—	—	—
Dividends	—	—	—	—	(77,171)	—	(77,171)	—
Foreign currency translation adjustment	—	—	—	—	—	319	319	319
Balance as of December 31, 2009	205,789,800	$21	$257,311	$37,119	$88,552	$27,735	$410,738	$4,494
Repurchase of ordinary shares	(1,414,574)	(1)	(1,999)	—	—	—	(2,000)	—
Net loss	—		—	—	(74,323)	—	(74,323)	(74,323)
Foreign currency translation adjustment	—		—	—	—	7,056	7,056	7,056
Balance as of December 31, 2010	204,375,226	$20	$255,312	$37,119	14,229	$34,791	$341,471	$(67,267)

WSP HOLDINGS LIMITED

Additional information - Financial statement schedule I

Condensed financial information of parent company

Statements of cash flows

(In U.S. dollar thousands)

	Year ended
	December 31,	December 31,	December 31,
	2008	2009	2010
Cash flow from operating activities:
Net income (loss)	$99,349	$4,175	$(74,323)
Adjustments to reconcile net income to net cash
used in operating activities:
Share-based compensation	2,299	809	—
Equity in (earnings)/loss of subsidiaries	(96,602)	(2,125)	76,291
Changes in assets and liabilities	(87,622)	(32,888)	(294)
Net cash used in operating activities	(82,576)	(30,029)	1,674
Cash flow from investing activities:
Dividend received from subsidiaries	—	80,450	—
Decrease (increase) in restricted cash	150	(650)	40,500
Advances to subsidiaries	(68,300)	—	(41,692)
Net cash (used in) provided by investing activities	(68,150)	79,800	(1,192)
Cash flow from financing activities:
Proceeds from issuance of ordinary shares,
net of issuance expenses	21,696	—
Repurchase of ordinary shares	—	—	(2,000)
Dividend paid	—	(77,171)	—
Cash provided by (used in) financing activities	21,696	(77,171)	(2,000)
Net increase (decrease) in cash and cash equivalents	(129,030)	(27,400)	(1,518)
Cash and cash equivalents at beginning of the year	158,088	29,058	1,658
Cash and cash equivalents at end of the year	$29,058	$1,658	$140

WSP HOLDINGS LIMITED

Additional information - Financial statement schedule I

Notes to Additional Information

1.                 Basis for Preparation

The Condensed Financial Information of the Company only has been prepared using the same accounting policies as set out in the Company's consolidated financial statements except that the Company has used equity method to account for its investment in its subsidiary, FSHL.

2.                 Investments in Subsidiaries

The Company and its subsidiaries were included in the consolidated financial statements where inter-company balances and transactions were eliminated upon consolidation. For purpose of the Company’s stand-alone financial statements, its investments in subsidiaries were reported using the equity method of accounting. The Company’s share of income and losses from its subsidiaries were reported as shares of earnings (loss) of subsidiaries in the accompanying financial statements. The Company will cease to record any loss incurred by the subsidiaries when the Company's investments in the subsidiaries are reduced to zero as the Company does not have the obligations to fund the loss of the subsidiaries.