Form 20-F/A
period 2010-12-31
WSP Holdings LTD
filed 2011-09-19
CIK 1418225

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F/A

(Amendment No.1)

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

Phone: 510-8536-0401

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

Yes  [ ]    No  [ ]

EXPLANATORY NOTE

WSP Holdings Limited (the “Company”) is filing this Amendment No. 1 on Form 20-F/A (this “Amendment”) to its annual report on Form 20-F for the fiscal year ended December 31, 2010, as filed with the Securities and Exchange Commission on September 14, 2011 (the “2010 Form 20-F”), for the purpose of correcting certain clerical errors appearing in Items 6.A. and 6.E. of the 2010 Form 20-F.

Therefore, this Amendment consists of a cover page, this explanatory note, the amended disclosure in Items 6.A. and 6.E., a list of exhibits (Item 19), a signature page and Exhibits 12.1 and 12.2.

This Amendment speaks as of the initial filing date of the 2010 Form 20-F. Other than as described above, this Amendment does not, and does not purport to, amend, update or restate any other information or disclosure included in the 2010 Form 20-F and does not, and does not purport to, reflect any events that have occurred after the initial filing date of the 2010 Form 20-F. As a result, the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2010, as amended by this Amendment, continues to speak as of the initial filing date of the 2010 Form 20-F.

Item 6.                              Directors, Senior Management and Employees

A.                  Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and executive officers	Age	Position
Longhua Piao	49	Chairman and Chief Executive Officer
Syed Hisham bin Syed Wazir	57	Vice Chairman
Xizhong Xu	43	Director and Assistant General Manager
Weidong Wang	44	Independent Director
Jing Lu	71	Independent Director

Directors and executive officers	Age	Position
Dennis D. Zhu	47	Independent Director
Michael Muhan Liu	49	Independent Director
Baiqin Yu	66	Vice General Manager of Production
Yi Zhang	56	Vice General Manager of Technology
Zongdi Ye	59	Vice General Manager of Machinery
Choon-Hoi Then	55	Chief Financial Officer
Rixin Luo	48	Assistant General Manager of Sales and Marketing
Yanping Dong	49	Assistant General Manager of Administration
Jiaxing Liu	65	Vice General Manager of Human Resources

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

Syed Hisham bin Syed Wazir has been our director and vice chairman since November 18, 2010. Syed Hisham bin Syed Wazir is currently the president and group chief executive officer and director of UMW Holdings Berhad, a public listed company in Malaysia engaged in auto manufacturing, industrial equipment and oil and gas services. From December 2009 to August 2010, Syed Hisham bin Syed Wazir served as the chief operating officer of Naza Kia Sdn Bhd and Naza Kia Services Sdn Bhd, Malaysian companies responsible for the sales, marketing, distribution and after sales service of Kia automobiles in Malaysia. From 2005 to

2009, Syed Hisham bin Syed Wazir served as the managing director of Edaran Otomobil Nasional Berhad, one of the largest conglomerates and distributor of domestically manufactured cars in Malaysia. Prior to that, Syed Hisham bin Syed Wazir served as the president and chief operating officer at Honda Malaysia Sdn Bhd. Syed Hisham bin Syed Wazir holds a Master of Business Administration from Ohio State University and a Bachelor of Science in Mechanical Engineering from the University of Plymouth in the United Kingdom.

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

Dennis D. Zhu has been our independent director since November 13, 2007. Mr. Zhu is one of the early Certified Public Accountants in the PRC. Mr. Zhu previously worked in the Ministry of Finance and in the investment analysis department of FMC Corporation. He also served as the head of China Business in the Equity Capital Market Department and Investment Bank Department of Credit Suisse First Boston, a managing director and member of the executive committee of the Asia-Pacific region of JP Morgan Chase & Co. and chairman of operating committee of the Greater China Region of JP Morgan Chase & Co. Mr. Zhu joined Oaktree Capital (Hong Kong) Ltd. in November 2005 and served as the managing director. He was a senior consultant of Oaktree Capital (Hong Kong) Ltd. from August 2010 to June 2011. Mr. Zhu is currently an independent director of Aluminum Corporation of China Limited. Mr. Zhu holds a MBA degree from the University of Chicago Graduate School of Business, a master's degree in economics from the Research Institute for Fiscal Science at the Ministry of Finance of the PRC and a bachelor's degree in economics from Hebei Geological Institute.

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

Shares beneficially owned
	Number	%
Directors and executive officers:
Longhua Piao(1)(5)	104,330,000	51.0
Syed Hisham bin Syed Wazir(2)(6)	46,000,000	22.5
Xizhong Xu	*	*
Weidong Wang	*	*
Jing Lu	*	*
Dennis D. Zhu	-	-
Baiqin Yu	*	*
Yi Zhang	*	*
Rixin Luo	*	*
Yanping Dong(3)	*	*

	Shares beneficially owned
	Number	%
Jiaxing Liu	*	*
All directors and executive officers as a group(4)	164,748,000	80.4
Principal shareholders:
Expert Master Holdings Limited(5)	104,100,000	50.9
UMW China Ventures (L) Ltd.(6)	45,900,000	22.5
OCM Asia Principal Opportunities Fund, L.P.(7)	14,088,000	6.9

*	Upon exercise of all options exercisable within 60 days of the date of this annual report, would beneficially own 1% or less of our ordinary shares.
(1)	Includes (i) 104,100,000 ordinary shares owned by EMH, which is wholly owned by Mr. Piao; and (ii) 230,000 ordinary shares issuable upon exercise of options held by Mr. Piao. The business address of Mr. Piao is No. 38 Zhujiang Road, Xinqu, Wuxi, Jiangsu Province, People’s Republic of China.
(2)	Includes (i) 45,900,000 ordinary shares owned by UMW China Ventures (L) Ltd.; and (ii) 100,000 ordinary shares issuable upon exercise of options held by Syed Hisham bin Syed Wazir, who is UMW Holdings Berhad’s President and Group Chief Executive Officer. UMW Holdings Berhad is the ultimate owner of UMW China Ventures (L) Ltd. Syed Hisham bin Syed Wazir disclaims beneficial ownership of all of the shares owned by UMW China Ventures (L) Ltd. The business address of Syed Hisham bin Syed Wazir is UMW Holdings Bhd, 3rd Floor, The Corporate, No. 10, Jalan Utas (15/7), Batu Tiga Industrial Estate, 40200 Shah Alam, Selangor Darul Ehsan, Malaysia.
(3)	Ms. Dong is Mr. Piao’s spouse.
(4)	Includes ordinary shares issuable upon exercise of options held by all of our directors and executive officers as a group.
(5)	EMH is wholly owned by Mr. Piao. The address of Expert Master Holdings Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
(6)	UMW China Ventures (L) Ltd., a corporation incorporated in Labuan, Malaysia, with the address at Brumby House, Jalan Bahasa, P.O. Box 80148, 87011

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
(7)	OCM Asia Principal Opportunities Fund, L.P. is a Cayman Islands exempted limited partnership. The principal business address of OCM Asia Principal Opportunities Fund, L.P. is c/o Oaktree Capital Group Holdings GP, LLC, 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.

As of the date of this annual report, 204,375,226 of our ordinary shares were issued and outstanding. To the best of our knowledge, approximately 26.6% of the issued and outstanding shares are held by the depositary, a U.S. record holder. None of our principal shareholders have different voting rights as holders of our ordinary shares.

PART III

Item 19.                          Exhibits

1.1+	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 1.1 of our Annual Report on Form 20-F/A (File No. 001-33840), filed with the Securities and Exchange Commission on June 30, 2008).
2.1+	Registrant’s specimen American depositary receipt (included in Exhibit 2.3) (incorporated by reference to Exhibit 4.3 of Amendment No. 1 to our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 20, 2007).
2.2+	Registrant’s specimen certificate for ordinary shares (incorporated by reference to Exhibit 4.2 of our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 13, 2007).
2.3+	Deposit Agreement, dated as of December 6, 2007, among the Registrant, the depositary and holder of the American depositary receipts (incorporated by reference to Exhibit 4.3 of Amendment No. 1 to our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 20, 2007).
4.1+	2007 Share Incentive Plan (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 13, 2007).
4.2+	Form of Employment Agreement between the Registrant and a Senior Executive Officer of the Registrant (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 13, 2007).
4.3+	First Priority Share Mortgage in respect of shares of Eastar Group Holdings Limited, dated December 1, 2006, amended as of August 23, 2007, among Expert Master Holdings Limited, Eastar Group Holdings Limited and the Hongkong and Shanghai Banking Corporation Limited (incorporated by reference to Exhibit 10.14 of our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 13, 2007).
4.4+	English translation of Long-Term Supply Agreement, dated December 5, 2006, between Wuxi Seamless Oil Pipes Company Limited and Wuxi Xuefeng Steel Co., Ltd. (incorporated by reference to Exhibit 10.18 of our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 13, 2007).
4.5+	English translation of Framework Agreement, dated January 5, 2007, between Wuxi Seamless Oil Pipes Company Limited and Wuxi Quanhua Material Co., Ltd. (incorporated by reference to Exhibit 10.19 of our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 13, 2007).
4.6+	English translation of Framework Agreement, dated January 5, 2007, between Wuxi Seamless Oil Pipes Company Limited and Wuxi Aihua Chemical Industry Co., Ltd. (incorporated by reference to Exhibit 10.20 of our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 13, 2007).
4.7+	English translation of Asset Transfer Agreement, dated January 31, 2007, between Wuxi Seamless Oil Pipes Company Limited and Hailong Drill Pipe (Wuxi) Co., Ltd. (incorporated by reference to Exhibit 10.21 of our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 13, 2007).
4.8+	English translation of Factory Building Lease Agreement, dated June 19, 2006, between Wuxi Seamless Oil Pipes Company Limited and Wuxi Longhua Steel Pipes Company Limited (incorporated by reference to Exhibit 10.22 of our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 13, 2007).
4.9+	English translation of Joint Venture Agreement, dated March 27, 2008 between First Space Holdings Limited and Liaoning Steel Pipe Co., Ltd. (incorporated by reference to Exhibit 4.39 of our Annual Report on Form 20-F (File No. 001-33840), filed with the Securities and Exchange Commission on June 12, 2008).
4.10+	English translation of Equity Transfer Agreement, dated July 24, 2008, between Hebei Bishi Industry Group Co., Ltd. and Wuxi Seamless Oil Pipes Co., Ltd regarding Inner Mongolia Tuoketuo County Mengfeng Special Steel Co., Ltd incorporated by reference to Exhibit 4.20 of our Annual Report on Form 20-F (File No. 001-33840), filed with the Securities and Exchange Commission on May 5, 2009.
4.11+	English translation of the Syndicated Line of Credit and Loan Agreement, dated August 29, 2011 between Wuxi Seamless Oil Pipes Company Limited and Bank of China, Agricultural Bank of China as lead banks and six other participating commercial banks.
8.1+	Subsidiaries of the Registrant.
11.1+	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on

Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 13, 2007).
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1+	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2+	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1+	Consent of Deloitte Touche Tohmatsu CPA Ltd.

 + Already filed

* Filed hereunder

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this amendment to its annual report on Form 20-F for the year ended December 31, 2010 on its behalf.

WSP Holdings Limited

By: /s/ Longhua Piao

Name: Longhua Piao

Title: Chairman and Chief Executive Officer

Date: September 19, 2011