Form 20-F
period 2011-12-31
WSP Holdings LTD
filed 2012-04-30
CIK 1418225

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011.

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to _______

OR

[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report________

Commission file number: 001-33840

WSP HOLDINGS LIMITED

(Exact Name of Registrant as Specified in Its Charter)

N/A

(Translation of Registrant’s Name Into English)

Cayman Islands

(Jurisdiction of Incorporation or Organization)

No. 38 Zhujiang Road

Xinqu, Wuxi

Jiangsu Province

People’s Republic of China

(Address of Principal Executive Offices)

Choon-Hoi Then

WSP Holdings Limited

No. 38 Zhujiang Road

Xinqu, Wuxi

Jiangsu Province

People’s Republic of China

Phone: 510-8536-0401

Email: info@wsphl.com

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of exchange on which each class is to be registered
American Depositary Shares, each representing ten ordinary shares, par value $0.0001 per share	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

204,375,226 ordinary shares, par value $0.0001 per share, as of December 31, 2011.

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

Large accelerated filer  [   ]  Accelerated filer  [   ]     Non-accelerated filer   [X]

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

Yes  [   ]    No  [   ]

i

INTRODUCTION

Unless the context otherwise requires, in this annual report on Form 20-F,

•	“we,” “us,” “our company,” “our” or “WSP Holdings” refers to WSP Holdings Limited, which, unless otherwise required under the context, includes its predecessor entities and its consolidated subsidiaries;

•	“ADSs” refers to our American depositary shares, each representing ten ordinary shares;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report on Form 20-F only, Taiwan, Hong Kong and Macau;

•	“Oil Country Tubular Goods,” or “OCTG,” refers to pipes and other tubular products used in the exploration, drilling and extraction of oil, gas and other hydrocarbon products. OCTG mainly consist of casing, tubing and drill pipes. Unless otherwise indicated, discussions relating to OCTG in this annual report on Form 20-F are limited to these three types of OCTG;

•	“Production capacity” refers to the maximum production capacity that can be achieved at the optimal level of operations of a production line, calculated using an estimated product mix for such production line, which may differ from its actual product mix;

•	“RMB” or “Renminbi” refers to the legal currency of China, “HK$” refers to the legal currency of Hong Kong, and “$,” “US$” or “U.S. dollars” refers to the legal currency of the United States; and

•	“shares” or “ordinary shares” refers to our ordinary shares, par value $0.0001 per share.

Names of certain companies provided in this annual report are translated or transliterated from their original Chinese legal names.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2009, 2010 and 2011.

We use U.S. dollars as the reporting currency in our financial statements and in this annual report. When reporting our operating results and financial position, we use the monthly average exchange rate for the year and the exchange rate at the balance sheet date, respectively, as published by the People’s Bank of China. With respect to amounts not recorded in our consolidated financial statements included elsewhere in this annual report, all translations of Renminbi into U.S. dollars were made at RMB6.2939 to $1.00, the noon buying rate on December 31, 2011 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that the Renminbi or U.S. dollar amounts in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Fluctuations in exchange rates could adversely affect our business as well as result in foreign currency exchange losses.” On April 20, 2012, the noon buying rate was RMB6.3080 to $1.00.

PART I

Item 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3.	KEY INFORMATION

A.	Selected Financial Data

The following selected consolidated financial data should be read in conjunction with our consolidated financial statements and notes to those consolidated financial statements included elsewhere in this annual report and “Item 5. Operating and Financial Review and Prospects.” The selected consolidated statement of operations data for the years ended December 31, 2009, 2010 and 2011 and the selected consolidated balance sheet data as of December 31, 2010 and 2011 are derived from our audited consolidated financial statements, which are included elsewhere in this annual report. The selected consolidated statement of operations data for the years ended December 31, 2007 and 2008 and the selected consolidated balance sheet data as of December 31, 2007, 2008 and 2009 are derived from our audited consolidated financial statements, which are not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods.

	For the year ended December 31,
(in thousands, except for share and per share data)	2007	2008	2009	2010	2011
Selected Consolidated Income Statement Data:
Net revenues	$483,783	$912,090	$577,029	$470,465	$686,125
Cost of revenues	(357,997)	(703,531)	(496,656)	(467,400)	(637,615)
Gross profit	125,786	208,559	80,373	3,065	48,510
Selling and marketing expenses	(8,578)	(22,770)	(18,244)	(20,841)	(34,486)
General and administrative expenses	(13,591)	(41,740)	(44,798)	(67,008)	(61,774)
Impairment on long-lived assets	—	—	—	(17,055)	—
Gain on disposal of subsidiary	—	—	—	—	3,268
Other operating (expenses) income, net	(32)	2,589	2,559	5,446	2,777
Income (loss) from operations	103,585	146,638	19,890	(96,393)	(41,705)
Interest income (expense), net	(10,541)	(15,319)	(17,026)	(26,043)	(30,609)
Other income	212	767	767	767	767
Exchange differences	(1,898)	(6,984)	218	(1,484)	(5,144)
Income (loss) from continuing operations before provision for income taxes	91,358	125,102	3,849	(123,153)	(76,691)
Provision for income taxes	(15,188)	(24,405)	(2,137)	(9,388)	(99)
Net income (loss) from continuing operations before earnings in equity investments	76,170	100,697	1,712	(132,541)	(76,790)
Loss in equity investments	—	1	(105)	(211)	(10)
Net income (loss) from continuing operations	76,170	100,698	1,607	(132,752)	(76,800)
Net income (expense) from discontinued operations	—	—	—	—	—
Net income (loss)	76,170	100,698	1,607	(132,752)	(76,800)
Less: Net income (loss) attributable to the non-controlling interests	(1,609)	(1,349)	2,568	13,989	8,320
Net income (loss) attributable to WSP Holdings Limited	$74,561	$99,349	$4,175	$(118,763)	(68,480)
Net income (loss) per share—basic
Net income (loss) from continuing operations	$0.49	$0.48	$0.02	$(0.58)	(0.34)
Loss on discontinued operations	—	—	—	—	—
Net income (loss) per share	$0.49	$0.48	$0.02	$(0.58)	(0.34)
Net income (loss) per share—diluted
Net income (loss) from continuing operations	$0.48	$0.48	$0.02	$(0.58)	(0.34)
Loss on discontinued operations	—	—	—	—	—
Net income (loss) per share	$0.48	$0.48	$0.02	$(0.58)	(0.34)
Weighted average ordinary shares used in computation of earnings per share:
Basic	153,561,644	205,663,247	205,789,800	204,771,144	204,375,226
Diluted	153,738,133	205,663,247	205,789,800	204,771,144	204,375,226

The following table presents a summary of our consolidated balance sheet data as of December 31, 2007, 2008, 2009, 2010 and 2011:

	As of December 31,
(in thousands)	2007	2008	2009	2010	2011
Consolidated balance sheet data
Cash and cash equivalents	$179,973	$89,097	$133,250	$48,688	$27,742
Restricted cash	120,759	231,988	205,613	142,027	249,812
Accounts and bills receivable, net of allowance for doubtful accounts	137,497	246,463	204,906	199,970	260,139
Advances to suppliers	18,167	15,049	23,514	17,123	19,229
Inventories	163,246	311,383	266,090	240,713	242,240
Total current assets	626,042	919,931	870,166	692,435	866,562
Property and equipment, net	185,136	313,936	407,052	536,942	653,783
Intangible assets, net	187	136	971	244	108
Total assets	$827,221	$1,310,611	$1,394,394	$1,331,062	$1,571,116
Accounts payable	$179,065	$344,817	$162,557	$176,379	$307,740
Borrowings—due within one year	208,356	337,438	506,448	596,546	773,541
Total current liabilities	423,032	796,135	764,428	877,956	1,245,000
Total liabilities	482,095	808,616	960,082	1,028,287	1,339,734
Total WSP Holdings Limited shareholders’ equity	341,124	482,606	410,738	297,031	238,873
Non-controlling interest	4,002	19,389	23,574	5,744	(2,491)
Total equity	345,126	501,995	434,312	302,775	231,382
Total liabilities and equity	$827,221	$1,310,611	$1,394,394	$1,331,062	$1,571,116

B.	Capitalization and Indebtedness

    Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

    Not Applicable.

D.	Risk Factors

Our financial statements indicate that there is a going concern uncertainty, which could adversely affect our ability to meet our ongoing financing needs as well as to obtain third party financing.

We have suffered significant operating losses, working capital deficiencies and negative operating cash flow, while a significant amount of our short-term borrowings needs to be refinanced. In addition, we experienced a significant decline in sales in the United States starting in 2009 due to the anti-dumping and countervailing duties on seamless pipes made in China, which resulted in a low capacity utilization of our production facilities. In connection with the recent global credit and economic crisis, some of our customers experienced reduction in cash flows and reduced availability of credit and increased costs of borrowing due to tightening of the credit markets, which had significant adverse effects on the their financial conditions. This may result in project modifications, delays or cancellations, general business disruptions, and delays in, or nonpayment of, amounts that are owed to us, which could have a significant adverse effect on our results of operations and cash flows. Moreover, we depend on a limited number of customers, and therefore, any decline in our major customers’ businesses could lead to a decline in purchase orders from these customers, which may materially and adversely affect our business, results of operations and financial condition.

We rely largely on operating cash flow and short-term borrowings for the working capital needs of our operations. As of December 31, 2011, our total bank and other borrowings amounted to $852.9 million, of which $773.5 million were short-term bank borrowings. Our substantial indebtedness could have important consequences to our investors. For example, it could:

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

In addition, our facility agreements with certain commercial banks contain various covenants. A failure to maintain the financial covenants, or a breach of any of the other restrictive covenants, would result in a default under the relevant facility agreements. If the lender accelerates the repayment of borrowings, we may not have sufficient cash or assets to repay the loans under the facility agreements. The existence of these conditions may raise the issue about our ability to continue as a going concern. We cannot assure you that our business will generate sufficient cash flow from operations in the future to service our debts and make necessary capital expenditures, in which case we may (i) seek additional financing, (ii) seek to refinance some or all of our debts or (iii) dispose of certain assets. See “—Restrictive covenants under our facility agreements and any future indebtedness may limit the manner in which we operate and an event of default under any of our facility agreements and any future indebtedness may adversely affect our operations; and our financial leverage may hinder our ability to expand and materially affect our results of operations.” The existence of a going concern uncertainty could affect our ability to obtain financing from third parties or could result in increased costs of such financing. See Note 2(a) to our financial statements included in this annual report for more details. Although we believe that we will be able to renew a substantial portion of our bank borrowings and bank credit facilities when they fall due, any additional financing may not be available in the amounts we need or on terms acceptable to us, if at all. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. We may not be able to refinance some or all of our existing facilities on commercially reasonable terms and in a timely manner. Our ability to refinance existing facilities and borrow additional funds is affected by a variety of factors, including (i) limitations imposed on us under the financing agreements that contain restrictive covenants and borrowing conditions that may limit our ability to raise additional debt, (ii) the decline in liquidity in the credit markets, (iii) prevailing interest rates, (iv) the strength of the lenders from whom we borrow, and (v) changes in the PRC government’s policies in connection with commercial loans. An event of default, any material negative change of our operation and financial conditions, an adverse action by a regulatory authority or a general deterioration in the economy that constricts the availability of credit may increase our cost of funds and make it difficult for us to renew existing credit facilities and obtain new loans. In the event that we are unable to meet our liabilities when they become due or if our creditors take legal actions against us for payment, we may have to liquidate long-term assets to repay our creditors. We may have difficulty converting our long-term assets into current assets in such a situation and may suffer material losses upon the sale of our long-term assets.

Restrictive covenants under our facility agreements and any future indebtedness may limit the manner in which we operate and an event of default under any of our facility agreements and any future indebtedness may adversely affect our operations; and our financial leverage may hinder our ability to expand and materially affect our results of operations.

Our facility agreements with certain commercial banks contain, and any future indebtedness we incur may contain, various covenants and conditions that limit our ability to, among other things:

•	incur or guarantee additional debt;

•	secure loans, make capital expenditures or engage in investments and acquisitions;

•	enter into transactions with affiliates;

•	create liens;

•	announce cash dividends;

•	make major investments;

•	merge or consolidate with other companies, implement any divesture, reorganization, restructuring, discontinuance of business, receivership, bankruptcy, dissolution or other similar proceedings; and

•	dispose of, lease, transfer or sell more than 10% of our assets.

As a result of these covenants, we are limited in the manner in which we conduct our business and may be unable to engage in certain business activities. Some of the facility agreements also include certain financial covenants including, but not limited to, specified financial ratios that we must comply over the term of the borrowings. In August 2011, one of our subsidiaries entered into a syndicated bank credit facility agreement with two major lead commercial banks and six other participating commercial banks that provided us with a syndicated bank credit facility of up to RMB3.5 billion ($556.1 million), with an initial commitment of RMB2.86 billion ($453.9 million) for a term up to three years from the first drawdown date. This agreement contains financial covenants applicable to one of our major subsidiaries, including maintenance of debt to asset ratio not exceeding 72% in 2011, 71% in 2012 and 67% in 2013, minimum sales of RMB4 billion in 2011, RMB4.5 billion in 2012 and RMB5.5 billion in 2013, minimum net income of RMB80 million in 2011, RMB150 million in 2012 and RMB350 million in 2013, minimum current ratios of 170% in 2011, 180% in 2012 and 180% in 2013, and minimum quick ratios of 120% in 2011, 130% in 2012 and 130% in 2013. Additionally, we must also meet certain ratios and thresholds at the end of a one-year special observation period from July 1, 2011 to June 30, 2012. These ratios and thresholds include maximum debt to asset ratio of 70%, minimum sales of RMB4.2 billion, minimum net income of RMB100 million, minimum current ratio of 170% and minimum quick ratio of 120%.

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

Our failure to comply with the financial or other covenants under our facility agreements could lead us to seek a waiver or an amendment of the covenants contained in the facility agreements, or alternative financing. Any waiver of the covenants in or amendment of the terms of our facility agreements may involve upfront fees, higher annual interest costs and other terms less favorable to us than those currently offered by the existing facilities. Additionally, we may not be able to obtain alternative financing on commercially reasonable terms or terms accepted to us, if at all.

For example, we did not meet certain ratios and thresholds for the year ended December 31, 2011 set forth in the financial covenants in our syndicated bank credit facility agreement. Additionally, we do not expect to meet certain ratio and thresholds for the special observation period set forth in the financial covenants in this facility agreement. We have informed our lenders about our non-compliance with the 2011 financial covenants and our expected non-compliance with the special observation period covenants. We are currently in discussion with these lenders regarding our non-compliance and finding an adequate resolution. Furthermore, as of and for the year ended December 31, 2009, one of our subsidiaries failed to meet maximum debt to asset ratio financial covenants under its facility agreements with two banks. We agreed to implement measures to address these breaches and obtained waivers for these breaches from the two banks. Nonetheless, there was a delay in implementing certain remedial measures required by one bank and we remained non-compliant with relevant financial covenant in 2010, which gave the bank the right to accelerate repayment of the outstanding amount under the relevant facility agreement. The breach of covenant was rectified in April 2011. Additionally, another of our subsidiaries, which commenced commercial production in the second half of 2011, is also in breach of its financial covenants under a project loan. We have started discussions with this lender regarding our subsidiary’s breach under this loan.

Our lenders have not accelerated the repayment of their borrowings under the aforementioned credit facilities. However, in the event that we are unable to reach an agreement with these lenders, they may accelerate the repayment of these loans and our ability to draw down further under these credit facilities may be affected, which would adversely affect our financial condition and results of operations.

We have complied with the financial covenants under our other loan facility agreements as of December 31, 2011. However, we may not be able to comply with the covenants contained in our facility agreements in the future, and if we breach the covenants, we may not be able to obtain waivers for the breaches or obtain alternative financing at commercially reasonable terms. Furthermore, defaults under our existing facility agreements may result in cross-defaults under our other loans with banks in China. Such events of default may result in a substantial amount of our debt becoming immediately due, which would have a material adverse effect on our financial condition and results of operations.

Our ability to make scheduled payments under our financing agreements and any future financing transactions and our ability to refinance our debts, if necessary, will depend, among other things, on our future operating performance. See above for a discussion on the risks regarding our ability to service our debt.

Declines in domestic and international oil and natural gas prices, or domestic and international exploration, drilling and production activities, would adversely affect our profitability.

Demand for our OCTG products depends significantly on the number of domestic and worldwide oil and gas wells drilled, completed and reworked, as well as the depth and drilling conditions of these wells. The level of such drilling activities in turn depends on the level of capital spending by major oil and gas companies. A decline in domestic and worldwide oil and gas exploration, drilling and production activities would adversely affect our results of operations. Capital spending on OCTG used for oil and natural gas exploration, drilling and production activities is driven in part by the prevailing prices for oil and natural gas and the perceived stability and sustainability of those prices. Although the prices of crude oil and natural gas rose in 2011, the global credit and economic crisis have in the past reduced worldwide demand for energy and resulted in significantly lower crude oil and natural gas prices. A substantial or extended decline in oil and natural gas prices can reduce our customers’ activities and their spending on our products. If the current global economic conditions and the availability of credit worsen or continue for an extended period, this could reduce our customers’ levels of expenditures and have a significant adverse effect on our revenue and operating results.

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

In addition, oil and natural gas prices are subject to significant volatility due to numerous factors beyond our control, including, but not limited to, changes in the supply and demand for oil and natural gas, market uncertainty, world events, regulatory control (including by the PRC government), political developments in petroleum producing regions and the price and availability of alternative energy sources. We cannot assure you that oil and natural gas prices will not decline further or that such prices will remain at sufficiently high levels to support levels of investment in exploration, drilling and production activities that will sustain demand for our products. Any further decline in the price of oil and natural gas, even for a short period of time, may reduce or curtail expenditures by oil and gas companies in connection with exploration, drilling and production activities, which may result in lower sales volumes and prices for our products in China and overseas and materially and adversely affect our results of operations and financial condition.

Our results of operations may be adversely affected by increases in raw material prices.

Steel is the principal raw material for our products. Cost for raw materials accounted for 74.4%, 73.4% and 78.3% of our cost of revenues in 2009, 2010 and 2011, respectively. Any increase in the price of steel could reduce our profit margin if we are unable to pass such increased costs on to our customers. From the end of 2003 to mid-2008, the price of steel increased substantially due in part to increasing demand, which significantly affected our gross margin. Since 2009, the price of steel has shown increasing volatility, although it exhibited a general upward trend through 2010 and the first half of 2011 before declining toward the end of 2011. We expect the volatility of price of steel to persist in the short to medium term. The price of steel has had, and will continue to have, a significant impact on our cost of revenues. If we are unable to manage our purchases of steel at prices acceptable to us or if the price of steel increase significantly and we are not able to pass on all or part of any such price increases to our customers, our profit margins may decrease and our results of operations would be materially and adversely affected.

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

In April 2009, seven U.S. companies and the United Steelworkers Union filed a petition with the U.S. International Trade Commission, or the ITC, and the U.S. Department of Commerce, or the DOC, alleging that China-based OCTG manufacturers unfairly dumped OCTG products in the U.S. market and that Chinese producers were benefitting from massive government subsidies. Wuxi Seamless Oil Pipes Company Limited, or WSP China, was named as one of the major exporters of OCTG products from China. In June 2009, we were included as one of the mandatory respondent companies to the United States government’s countervailing duty investigation. On September 8, 2009, a preliminary determination was issued with a countervailing duty rate of 24.92% assigned to WSP China. On December 7, 2009, the DOC published its final determination in the countervailing duties investigation with a rate of 14.61% assigned to WSP China. The rate was subsequently changed to 14.95% in January 2010 due to certain ministerial errors made by the DOC. We were not selected as a mandatory respondent to the anti-dumping investigation and participated in this case as a separate rate respondent. In November 2009, we received a preliminary dumping rate of 36.53%, which was based on the average dumping rates of other OCTG producers that were selected as mandatory respondents. In December 2009, this rate was amended to 96.51% due to certain ministerial errors made by the DOC. On April 9, 2010, the DOC announced its final determination in the anti-dumping investigation with a rate of 29.94% assigned to WSP China. In May 2010, the ITC made a final ruling which requires all Chinese exports of OCTG products to the United States, including WSP China’s products, be subject up to approximately 32.07% of anti-dumping duties and 14.95% of countervailing duties. The anti-dumping and countervailing duties are applied to all Chinese exports of OCTG products to the United States starting from the date of the DOC’s preliminary determinations. WSP China did not export OCTG products to the United States after the date of the DOC’s preliminary determinations. The anti-dumping and countervailing duties will apply to us if WSP China exports OCTG products to the United States in the future and we are not subject to any other penalties or fines. In 2009, 2010 and 2011, products sold to the United States by our subsidiaries accounted for 9.0%, 9.7% and 6.3% of our net revenues, respectively. The decrease in export revenue of products sold to the United States as a percentage of our net revenues mainly was attributable to the effect of anti-dumping and countervailing duties on the subject goods. As a result of the proceedings, our sales in the U.S. suffered and our results of operations have been materially and adversely affected.

There may be similar actions taken in the future in other countries against PRC-made seamless OCTG products. Any actions filed against us with respect to the products we sell, even without merit, may divert significant company resources and management attention, have an adverse impact on the prices and sales of our products in the relevant countries and adversely affect our business prospects and results of operations. If any decision is entered against us in such an action, we may be subject to additional tariff liabilities and our overseas sales may be materially and adversely affected.

We depend on a limited number of customers, and any loss of these customers could materially and adversely affect our revenue and profitability.

Our customers include oil and gas companies in China and abroad. Aggregate sales attributable to our five largest customers represented approximately 61.7%, 46.5% and 69.5% of our net revenues for the years ended December 31, 2009, 2010 and 2011, respectively. We cannot assure you that we will be able to maintain or improve our relationships with these customers, or that we will be able to continue to supply products to these customers at current levels or at all. In addition, our business is affected by competition in the oil and gas industry, and any decline in our major customers’ businesses in these markets could lead to a decline in purchase orders from these customers. If any of our key customers were to substantially reduce the size or amount of the orders they place with us or were to terminate their business relationship with us entirely, we cannot assure you that we would be able to obtain orders from other customers to replace any such lost sales on comparable terms or at all. If any of these relationships were to be so altered and we were unable to obtain replacement orders, our business, results of operations and financial condition would be materially and adversely affected.

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

We cannot assure you that our products will pass periodic inspection by the American Petroleum Institute or the qualification processes of potential customers, and any failure by us to pass such inspection or qualifications would adversely affect our business prospects and results of operations.

We have obtained certificates from the American Petroleum Institute, or API, to use the official API monogram on our products to demonstrate that our products meet API standards. These certificates are subject to periodic inspections by API. Furthermore, our growth strategies include increasing our sales in the PRC domestic market, as well as expanding into international markets such as North America, South America, the Middle East, Asia, Africa and Russia. It is standard industry practice that an OCTG manufacturer must first pass a qualification process to become an approved supplier of an oil and gas company before providing OCTG products to that company. We cannot assure you that we will be able to obtain the necessary certifications from API or approvals for new products from our existing customers or approvals from any new customers. Even if we can ultimately secure such approvals or certifications, we cannot assure you that such certifications and approvals can be obtained in a timely manner or can be maintained. If we fail to become an approved supplier of our potential customers, or if we are unable to obtain or maintain such approval in a timely manner, we may not be able to execute our expansion plans and our business prospects and results of operations may be materially and adversely affected.

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

Historically, we have expanded our production capacity and developed our overseas sales as part of our growth strategy. For example, as a part of our international expansion strategy, in April 2008, we established our wholly-owned subsidiary, Houston OCTG Group, Inc., in Houston, Texas. In April 2009, WSP China established Chaoyang Seamless Oil Steel Casting Pipes Co., Ltd., or Chaoyang Seamless, in Chaoyang, Liaoning Province, China. In February 2010, we acquired WSP Pipe Company Limited, or WSP Pipe, a company in the Thai-Chinese Rayong Industrial Zone, Thailand from Mr. Longhua Piao, our chairman and chief executive officer. In February 2010, Bazhou Seamless Oil Pipes Co., Ltd., or Bazhou Seamless, established a wholly-owned subsidiary, Kuitun Seamless Special Steel Company Co., Ltd. or Kuitun Seamless, in Kuitun, Xinjiang Autonomous Region, China. Although we disposed of Kuitun Seamless and Chaoyang Seamless in 2011 and 2012, we may expand through organic growth and selective acquisitions in the future. Furthermore, we may continue to be exposed to liabilities of a disposal entity after its disposal.  In January 2012, we disposed of our entire 51% equity interest in Chaoyang Seamless for nominal cash consideration.  WSP China, our wholly-owned subsidiary, has provided and may continue to provide guarantees for certain of Chaoyang Seamless’ bank loans until their maturity.  These guarantees are counter-guaranteed by the personal assets of the current shareholders of Chaoyang Seamless.  As a result, we are exposed to Chaoyang Seamless’ liabilities to its lenders, particularly that we may be held liable if Chaoyang Seamless does not repay its loans and the current shareholders of Chaoyang Seamless do not have sufficient assets to cover under their counter-guarantees. Our future growth will depend on a number of factors, including but not limited to, our ability to manage expansion and overseas operations, obtain any required financing, achieve operational efficiency, and secure sufficient access to raw materials. Some of these factors are beyond our control. As a result, we may not be able to successfully manage our growth, expand our operations or achieve a satisfactory return on our investments in the expansion of our production capacity and international expansion, which could have a material adverse effect on our business, financial condition and results of operations.

In addition, we may need to increase the number of our employees and enhance our operational and financial systems to manage the increased complexity and the expanded geographical coverage of our operations associated with our growth. We cannot assure you that we will be able to attract and retain qualified management staff and employees or that our current operational and financial systems and controls will be adequate to accommodate future growth. This could have a material adverse effect on our business, financial condition and results of operations.

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

Our future success is dependent on the efforts, performance and abilities of key members of our management team, particularly Mr. Longhua Piao, our chairman and chief executive officer. Mr. Piao founded our company and has extensive industry experience. We do not maintain key person insurance on any of our management personnel. As the OCTG industry in China becomes more competitive, we expect the competition for management and other skilled personnel to intensify. Failure to attract and retain qualified employees or the loss of any member of our senior management may result in a loss of organizational focus, poor operating execution or an inability to identify and execute potential strategic initiatives such as overseas expansion and new product offerings. This could, in turn, materially and adversely affect our business, financial condition and results of operations.

Our business relies on our ability to retain and attract experienced sales staff and our ability to maintain and expand our existing sales networks both domestically and overseas.

Our experienced sales staff constitutes an essential part of our business. In the domestic PRC market, our sales staff possesses strong technical backgrounds in the OCTG industry, which enable them to provide and deliver on-site technical support to our customers. We rely on our four sales offices located in the Daqing, Changqing, Xinjiang and Sichuan oilfields to directly sell our products to the major oilfields in China. In addition to providing on-site services to our customers throughout the sales process and after-sales support, our sales staff also helps us maintain good relationships with our customers. Internationally, we sell our products through our distributors and sales agents. The loss of services of any of our experienced sales staff without timely replacement, the inability to attract and retain sales personnel, or the loss of any of our major distributors or sales agents may have an adverse effect on our business. If we are unable to maintain our existing sales network, our operations may be materially and adversely affected.

We depend on a limited number of suppliers for a majority of our raw material requirements, and interruption of raw material delivery could prevent us from delivering our products in a timely manner to our customers in the required quantities, and in turn result in order cancellations, decreased revenue and loss of market share.

Our operations depend on our ability to obtain adequate and quality supplies of our primary raw materials, namely, round steel billets and green pipes, in a timely manner. If our suppliers fail to meet our quality standards or our quantity demands, our production and sales volume and our results of operation may be adversely affected. Through our upstream acquisition of Tuoketuo County Mengfeng Special Steel Co., Ltd., or Mengfeng, from Hebei Bishi Industry Group Co., Ltd., or Hebei Bishi, in July 2008, we aim to stabilize the supply, quality and cost of our raw materials.

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

Our OCTG products are sold primarily for use in oil and gas exploration, drilling and extraction activities. These activities are subject to inherent risks, including well failures, line pipe leaks and fires that could result in death, personal injury, property damage, pollution or loss of production, all of which could result in liability claims being made against us. We typically offer warranties on our products for a period of up to one year. During the warranty period, faulty products will be repaired or replaced by us, or returned to us. Actual defects or allegations of defects in our products may give rise to claims against us for losses and expose us to claims for damages. For instance, we are subject to multiple lawsuits alleging defective casing pipes used in oil and gas well operations the United States. See “—We are subject to litigation proceedings brought by third-parties. If any of the proceedings against us is successful, it may have an adverse effect on our financial condition and operating results.” and “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal proceedings” for further information about the lawsuits. Any such claim, regardless of merit, could cause us to incur significant costs, divert our management’s attention, harm our business reputation or cause significant disruption to our operations. Furthermore, we can provide no assurance that we will be able to successfully defend against such claims. We do not have any product liability insurance covering our products sold outside of North America, and limited product liability insurance for most of our products sold inside North America. If any such claims were successful, we could be subject to substantial liabilities, which could materially and adversely affect our results of operations and our financial condition.

We may be unable to prevent possible resales or transfers of our products to countries, governments, entities, or persons targeted by United States economic sanctions, especially when we sell our products to distributors over which we have limited control.

The U.S. Department of the Treasury’s Office of Foreign Assets Control, or OFAC, administers certain laws and regulations, or U.S. Economic Sanctions Laws, that impose restrictions upon U.S. persons and, in some instances, foreign entities owned or controlled by U.S. persons, with respect to activities or transactions with certain countries, including the Western Balkans, Belarus, Burma (Myanmar), Cote d’Ivoire (Ivory Coast), Cuba, Democratic Republic of the Congo, Iran, Iraq, Lebanon, Liberia (former Taylor regime), Libya, North Korea, Somalia, Sudan, Syria and Zimbabwe, and governments, entities and individuals that are the subject of U.S. Economic Sanctions Laws, or Sanctions Targets. U.S. persons are also generally prohibited from facilitating such activities or transactions. We believe that U.S. Economic Sanctions Laws under their current terms are not applicable to our activities, however, we have nonetheless decided to adopt commercially reasonable measures to prevent any sales of our products to Sanctions Targets. If we become subject to U.S. Economic Sanctions Laws, a violation of these laws and regulations could subject us to fines, penalties and other sanctions. In the three years ended December 31, 2011, we did not have any direct sales to Sanctions Targets. However, we sell our products in international markets primarily through independent non-U.S. distributors who are responsible for interacting with the end customers of our products. We have limited control over these independent non-U.S. distributors, and these distributors may breach their covenant to us not to resell our products to Sanctions Targets. In addition, we do not always know the end customers to whom our distributors resell our products. We are aware of an insignificant amount of resales of our products by two non-U.S. and non-affiliated distributor customers to Sudan, a Sanctions Target, during the three years ended December 31, 2011. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Internal control over distribution of our products.” Although we have adopted a written policy to prevent future direct or indirect sales to Sanctions Targets and have begun to implement internal control mechanisms to enforce such policy when possible, we cannot assure you that our measures will be able to prevent future sales or resales of our products, directly or indirectly, to Sanctions Targets.

If our products are sold or re-sold, directly or indirectly, to Sanctions Targets, we may fail to comply with U.S. Economic Sanctions Laws and we may be subject to civil or criminal penalties and other remedial measures, which could have an adverse impact on our business, results of operations, financial conditions, liquidity and reputation. Additionally, we act as suppliers to leading Chinese oil companies, such as China National Petroleum Corporation, or CNPC, and China Petroleum & Chemical Corporation, or Sinopec. These companies currently and have in the past had business transactions and relationships with Sanctions Targets. As a result of these transactions and relationships with U.S.-designated state sponsors of terrorism, CNPC and Sinopec have received negative publicity and been the target of divestment or similar initiatives by state and municipal governments, universities and other investors. As a supplier to CNPC, Sinopec and other companies with relations to Sanctions Targets, we have no control over their business or operations. We do not believe that our products sold to these companies have been used outside of China. However, our relationships with such companies may nevertheless harm our reputation. Some of our U.S. investors may be required to sell their interests in our company under the laws of certain U.S. states or under internal investment policies or may decide for reputational reasons to sell such interests, and some U.S. institutional investors may forego the purchase of our ADSs, all of which could materially and adversely affect the value of our ADSs and your investment in us.

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

Our success is in part attributable to the technologies, know-how and other intellectual properties that we have developed or acquired. See “Item 4. Information on the Company—B. Business Overview—Intellectual property rights” for information relating to our patents and trademarks. Although we rely upon a combination of trade secrets, confidentiality policies, non-disclosure and other contractual arrangements, and patent and trademark laws to protect our intellectual property rights, there can be no assurance that the steps we have taken to protect our intellectual property rights are adequate to prevent or deter infringement or other misappropriation of our intellectual property. We may not be able to detect unauthorized uses or take appropriate and timely steps to enforce our intellectual property rights. Any significant infringement of our proprietary technologies and processes or our intellectual property rights could weaken our competitive position and have an adverse effect on our operations. To protect our intellectual property rights, we may have to commence legal proceedings against any misappropriation or infringement. However, there can be no assurance that we will prevail in such proceedings. Furthermore, as we only hold PRC patents, if third parties manufacture and sell products using our technology outside of China in competition against us, we would not have a legal cause of action against them.

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

In the years ended December 31, 2009, 2010 and 2011 and to date in 2012, we have used a portion of our credit facilities from certain banks as bill financing to fund a portion of our working capital requirements and business operational needs. In addition to serving as a source of capital for our business, bill financing allows us to pass on certain financing costs to our suppliers.

Under their terms, the bill financing facilities should be used to finance trade purchases. However, we entered into certain bill financing arrangements where the amounts of bank and commercial acceptance notes drawn down on the banks under the facilities were greater than our real expectation of purchasing needs from suppliers, which included both our subsidiaries and third parties. Moreover, on some occasions, the same purchase contracts (required for the issuance of bank acceptance notes under the bill financing facilities) were presented to two or more different banks to obtain financing. A portion of the notes we issued to our subsidiaries and third-party suppliers were then presented by the relevant suppliers to the banks for collection of an amount equal to the face value of the notes after deducting interest. Cash received from the notes presented in excess of the actual amount of purchases was then provided to us and utilized for operational purposes.

These bill financing arrangements were and are not in compliance with the general principles under the PRC Negotiable Instruments Law. Our management has conducted an assessment, including testing of the design and the effectiveness of our internal control over financial reporting as of December 31, 2011 and identified a material weakness that the control procedures designed to ensure bill financing transactions are in compliance with relevant PRC laws and regulations have not been operating effectively. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting”.

We have sought legal advice from our PRC legal advisor. Considering the relevant factors including, in particular, that we have settled in the past these notes when they were due, and under the assumption that we are able to settle the outstanding notes when they become due, our PRC legal advisor subsequently issued a legal opinion stating that such bill financing arrangements would not result in any criminal or administrative liabilities on us or our senior management or directors, and there would not be any civil liabilities. We have also obtained written confirmations from all endorsing banks that they will not take any legal action against us in connection with the bank and commercial acceptance notes that have been duly settled. We have settled all of the bank and commercial acceptance notes involved in the bill financing transactions in 2009, 2010 and 2011 that have become due. We expect to settle the notes from bill financing transactions that are outstanding on the date of this annual report when they become due.

In light of the current financial environment and our capital needs, we may continue to rely on such bill financing arrangements as a source of capital for the remainder of 2012. However, notwithstanding the opinion we received from our PRC legal advisor, relevant governmental agencies may decide to take actions or impose penalties on us contrary to the legal advice we have obtained. Any actions by regulators could cause a disruption to our business operations and impact future bill financing arrangements by us with commercial banks, which may have an adverse effect on our business conditions and cash flows. We have also obtained the written confirmations from all endorsing banks that they will not take any legal action against us in connection with the bank and commercial acceptance notes that have been duly settled. However, we cannot assure you that the endorsing banks will not take any legal action regarding notes that we have settled despite the confirmations we received due to unforeseen reasons. Additionally, the endorsing banks may take legal action against us if we fail to settle outstanding bank and commercial acceptance notes when they become due, which may disrupt our business and impact our long-term relationships with the banks and future financing plans.

If we fail to establish or maintain an effective system of internal controls, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our ADSs may be adversely impacted.

We are subject to reporting obligations under the U.S. securities law. The Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, has adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which must also contain management’s assessment of the effectiveness of the company’s internal control over financial reporting. Additionally, Section 404 of the Sarbanes-Oxley Act also requires an independent registered public accounting firm to attest to the effectiveness of the company’s internal control over financial reporting. As a non-accelerated filer under Rule 12b-2 of the Securities Exchange Act of 1934, we are exempt from the auditor attestation requirement. However, if we become an accelerated filer or a large accelerated filer, we will once again be subject to this requirement.

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

We have designed certain control measures for proper implementation to address these material weaknesses. If we fail to maintain effective internal control over financial reporting in the future, we may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

We may be required to strictly perform under a long-term supply agreement to purchase iron ore pellets, which could materially and adversely affect our financial condition and results of operations.

In November 2009, we entered into a five-year supply agreement with an iron ore supplier in Brazil to purchase iron ore pellets. Under this agreement, we have committed to purchase a minimum amount of 300,000 tonnes of iron ore pellets to be delivered by separate shipments on a yearly basis from 2010 through 2014. However, the contractual terms of this supply agreement were not strictly performed by us and the supplier in 2010 and 2011. We and the supplier adopted a more flexible approach regarding the performance of the agreement in 2010. When we could not agree on the pricing terms of the iron ore pellets for one shipment, we agreed that the tonnage to be delivered by the shipment is deemed to be cancelled. As a result, we purchased less than 300,000 tonnes of iron ore pellets in 2010, and none in 2011, primarily due to our internal lack of iron ore pellet requirements and low market demand for sales of iron ore pellets. Nonetheless, if the supplier chooses to enforce our obligations strictly in accordance with the contractual terms under this supply agreement in the future, absent any express modification of the terms, we may be obliged to comply with our purchase obligations under this supply agreement. We may not be able to perform strictly in accordance with the terms under the agreements or enter into a satisfactory arrangement with this supplier. If we encounter problems with this supplier, we may expend additional resources in resolving disputes that may arise under this agreement.

We have previously resold some of the iron ore pellets that we purchased under the supply agreement, as in past years the prices for iron ore pellets imported under multi-year supply agreements have generally been lower than the prices on the spot market. However, if in the future we are not able to resell iron ore pellets that we purchase in excess of the demand of our steel billet manufacturing subsidiaries or generate sufficient profit from the resale of the iron ore pellets, we may overstock our inventory of iron ore pellets or be unable to recover our costs of purchasing the iron ore pellets. If the price of iron pellets rapidly declines and we are forced to provide an impairment charge on our inventory of iron ore pellets, or if we are forced to sell our stock at a reduced price to improve the aging of our inventory, our results of operations would be materially and adversely affected.

Our ability to distribute future dividends will be subject to various factors, some of which are beyond our control, and we may not be able to fulfill our dividend policy in the future.

In March 2009, we declared a cash dividend in the amount of $0.15 per ordinary share and a one-time special cash dividend in the amount of $0.225 per ordinary share out of our annual profits for the years ended December 31, 2007 and 2008. Our ability to distribute future dividends will be subject to various factors including, but not limited to, available cash and distributable reserves, investment requirements, and cash flow and working capital requirements, as well as the withholding tax obligations for dividend distribution under the PRC tax law. These factors depend on other factors that are beyond our control, including a possible economic downturn and delays in the payments made by customers. If we encounter any of these problems or others, we may not be able to declare and pay dividends in the future as currently planned.

We are not required to pay dividends. Our shareholders or ADS holders also do not have contractual or other rights to require us to pay dividends. Our board may decide at any time, in its discretion, to change the amount of dividends under the dividend policy, change or revoke our dividend policy, or discontinue any payment of dividends.

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

Mr. Longhua Piao, our chairman and chief executive officer, is a director and controlling shareholder of several private companies, including Eastar Industries, Inc., Expert Master Holdings Limited, or EMH, Lianyungang Eastar Photonics Technologies Co., Ltd., Regalia Investments Holdings Ltd., WSP Pipe LLC, Wuxi Huayi Investment Company Limited, Wuxi Longhua Steel Pipes Company Limited, or Wuxi Longhua and Cambodian WS Mining Industry Holding Ltd. The changing business environment may demand more of Mr. Piao’s time outside of our company. Mr. Piao may not be able to devote substantially all of his time to our business given his duties to other companies. In addition, although none of these companies currently engage in the production and sale of OCTG products, they may enter into such business in the future. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Code of business conduct and ethics” for more details on our code of business conduct and ethics with respect to conflict of interests. If Mr. Piao is not able to devote a substantial amount of his time to our business, or if any dispute arises between Mr. Piao and us, we may not be able to find a suitable replacement in a timely manner or at all, and our business may be adversely and materially affected.

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

The insurance industry in China is still at a relatively early stage of development. We have determined that balancing the risks of disruption or liability from our business, or the loss or damage to our property, including our facilities, equipment and office furniture, the cost of insuring for these risks on the one hand, and the difficulties associated with acquiring such insurance on commercially reasonable terms on the other hand, makes it impractical for us to have such insurance. As a result, we only maintain property insurance with respect to our operations that covers general property, plant and equipment, and shipping and transportation.

We do not have any product liability insurance covering our products, except for limited product liability insurance covering our products sold in North America by Houston OCTG. A large number of our product liability insurance policies for products sold by Houston OCTG have reached their maximum payouts. We do not maintain business interruption or key-man insurance in China. Consequently, any uninsured occurrence of loss or damage to property, litigation or business disruption may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our operating results. The occurrence of certain incidents including fire, severe weather, earthquake, war, flooding, power outages and the consequences resulting from them may not be covered adequately, or may not be covered at all, by our insurance policies. If we were to incur substantial liabilities that were not covered by our insurance, or if our business operations were interrupted for more than a short period of time, we could incur costs and losses that could materially and adversely affect our results of operations.

We may not be able to obtain the necessary PRC government authorizations, land use rights certificates or building ownership certificates for some of our properties and plants.

Pursuant to an agreement entered into in July 2008 with Hebei Bishi, WSP China acquired Mengfeng, a company located in Inner Mongolia, China. However, we have not obtained the necessary PRC government authorizations for Mengfeng’s blast furnace project, the land use rights certificate for a piece of property of approximately 344,631 square meters and any of the ownership certificates for Mengfeng’s buildings. In addition, we do not have the land use rights certificates or building ownership certificates for certain plants or facilities owned by five of our other subsidiaries. We are in the process of obtaining PRC government authorizations, land use rights certificates and building ownership certificate for these properties. However, we may not be able to obtain them. If we fail to obtain such authorization or certificates in a timely manner, or at all, we may be subject to severe penalties and fines, which could materially and adversely affect our financial condition and results of operations.

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

We are subject to litigation proceedings brought by third-parties. For instance, in August 2009, Western Oil Gas Development Corp. brought a lawsuit against us in a district court in Canadian County, Oklahoma, alleged that a casing pipe provided by us caused damages to its well. In May 2010, WSP China was subject to a lawsuit in a district court in Desoto Parish, Louisiana, as the manufacturer of a casing pipe used in an alleged oil and gas well operation failure. In August 2010, WSP China was subject to a third-party petition in the District Court of Lipscomb County, Texas, as the manufacturer of a casing pipe in an alleged oil and gas well operation failure. In March 2011, Cimarex Energy Co. filed a lawsuit against us, WSP China, Houston OCTG and other defendants in Nueces County, Texas, seeking total damages in the amount of $11.0 million resulting from defects in casing pipes provided by us. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal proceedings” for further information about the lawsuits. In addition, we are also subject to some other litigation proceedings brought by third-parties, which we believe are not material. We believe that the allegations in these cases are without merit and we intend to vigorously defend ourselves against the claims. The outcome of these cases, like other litigation proceedings, is uncertain. We cannot assure you that in the future we will not be subject to litigation proceedings brought by third-parties arising from our operations or products. Regardless of their merit, litigation and other preparations undertaken to defend such cases can be costly, and we may incur substantial costs and expenses in doing so. They may also divert the attention of our management from our business and operations. If any of the cases against us is successful, it may result in substantial monetary liabilities, which may have a material adverse effect on our financial condition and operating results.

Risks related to doing business in China

China’s economic, political and social conditions, as well as governmental policies, could affect the financial markets in China, our liquidity and access to capital and our ability to operate our business.

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

In October 2005, the PRC State Administration of Foreign Exchange, or SAFE, issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or SAFE Circular 75. To further clarify and simplify the implementation of SAFE Circular 75, SAFE issued the Implementing Rules Relating to the Administration of Foreign Exchange in Fund-Raising and Round-trip Investment Activities of the Domestic Residents Conducted via Offshore Special Purpose Companies, or Circular 19, effective on July 1, 2011. According to SAFE Circular 75 and Circular 19, prior to establishing or assuming control of an offshore enterprise for the purpose of financing that offshore enterprise with assets or equity interests in an onshore enterprise in China, each PRC resident, whether a natural or legal person, must complete certain overseas investment foreign exchange registration procedures with the relevant local SAFE branch. An amendment to the registration with the local SAFE branch is required to be filed upon certain prescribed events. If our shareholders who are PRC citizens or residents do not complete their registration with the local SAFE authorities, our PRC subsidiaries will be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries.

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

One of our current beneficial owners, Mr. Longhua Piao, who is a PRC resident, has registered with the local SAFE branch as required under these regulations relating to offshore investment activities. However, if Mr. Piao does not timely amend his SAFE registrations pursuant to regulations or if future beneficial owners of our company who are PRC residents do not comply with the registration procedures, such beneficial owners may be subject to fines and legal sanctions, our ability to contribute additional capital into our PRC subsidiaries and our PRC subsidiaries’ ability to distribute dividends to our company may be limited and our business may be adversely affected.

The regulations on mergers and acquisitions of PRC enterprises may delay or inhibit our ability to complete certain mergers and acquisitions which could affect our ability to expand our business or maintain our market shares.

On August 8, 2006, six PRC regulatory agencies, namely, the PRC Ministry of Commerce, the State Assets Supervision and Administration Commission, or SASAC, the State Administration for Taxation, the State Administration for Industry and Commerce, the China Securities Regulatory Commission, or CSRC, and SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rule which became effective on September 8, 2006 and was amended on June 22, 2009. Among other things, this New M&A Rule, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In the future, we may grow our business in part by acquiring complementary businesses. Complying with the requirements of the New M&A Rule to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

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

Our financial statements are expressed in U.S. dollars. The functional currency of WSP Holdings is U.S. dollars and the functional currency of our PRC operating subsidiaries is Renminbi. The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. Between July 21, 2005 and March 23, 2012, the RMB appreciated by approximately 23.9% against the U.S. dollar, although the pace of appreciation was uneven during the period. It is difficult to predict the future movement of the Renminbi against the U.S. dollar.

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

In addition, as we rely primarily on dividends paid to us by WSP China, our operating subsidiary in China for our cash requirement, any significant revaluation of the Renminbi may have a material adverse effect on our financial condition and results of operations. The value of, and any dividends payable on, our ADSs in foreign currency terms will also be affected. For example, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, an appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. Conversely, when converting the U.S. dollars we received from our financing activities and oversea sales into Renminbi for our operations, any appreciation of the Renminbi against the U.S. dollar will decrease the Renminbi amount we receive from the conversion.

There are only limited hedging transactions available in China to reduce our exposure to exchange rate fluctuations. From time to time, we entered into foreign currency forward contracts to limit the effects of foreign exchange rate fluctuations on our financial results. However, the availability and effectiveness of these transactions may be limited and we may not be able to successfully hedge our exposure.

Our business benefits from certain PRC government incentives, and expiration of, or changes to, these incentives could have a material adverse effect on our results of operations.

The PRC government has provided various incentives to foreign invested enterprises. Based on an approval in September 2008 and effective retrospectively from January 1, 2008, WSP China was classified as a “high and new technology enterprise” by the Chinese government. This classification allows WSP China to enjoy a preferential tax rate of 15% instead of the general 25% income tax rate until December 31, 2010. In September 2011, we obtained an approval from the PRC government for a renewal of the “high and new technology enterprise” status, effective retrospectively from January 1, 2011. When our current preferential income tax rate treatment expires in December 2013, WSP China may not continue to qualify as a “high and new technology enterprise” and enjoy the benefit from the preferential tax rate. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Taxation” for more details.

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

We may be treated as a resident enterprise for PRC tax purposes under the New EIT Law, which may subject us to PRC income tax for our income originated both within and outside the PRC and PRC income tax withholding for any dividends we pay to our non-PRC shareholders.

Under the New Enterprise Income Tax Law, or the New EIT law, enterprises established under the laws of non-PRC jurisdictions, but whose de facto management body is located in the PRC, may be treated as “resident enterprises” for PRC tax purposes. The implementing rules of the New EIT Law define de facto management as having substantial and overall management and control over the production and operations, personnel, accounting, and properties of the enterprise. Based on our analysis of the current facts, we believe that WSP Holdings and its subsidiary, First Space Holdings Limited, or FSHL, should not be treated as resident enterprises for PRC tax purposes. However, the New EIT Law and its implementing rules are ambiguous in terms of some definitions, requirements and detailed procedures, and currently no official interpretation or application of this new resident enterprise classification is available. Therefore, it is unclear as to how tax authorities will determine tax residency based on the facts of each case. For the years ended December 31, 2009, 2010 and 2011, our calculation of income taxes generally reflects our status as a non-China tax resident company. If the PRC governmental authorities hold that WSP Holdings or FSHL should be treated as a resident enterprise for PRC tax purposes after January 1, 2008, the effective date of the New EIT Law, our worldwide income will be subject to PRC income tax at the 25% uniform tax rate, which will include any dividend income we receive from our subsidiaries, unless such dividend income is otherwise exempted from taxable income under the New EIT Law. If we are required to pay income tax for dividends we receive from our subsidiaries, it will materially and adversely affect our financial condition and results of operations.

Moreover, unlike the previous PRC tax law, which specifically exempts withholding tax on any dividends payable to non-PRC shareholders, the New EIT Law and its implementing rules provide that a withholding tax rate of 10% will be applicable to dividends payable to non-PRC shareholders that are derived from sources within the PRC, unless a tax treaty exists between the PRC and the relevant jurisdictions where such non-PRC shareholders reside and such treaty provides for a reduction or exemption of the relevant tax. We are a Cayman Islands holding company and our income mainly comes from dividends we receive from our subsidiaries, primarily from those located in China. In 2009, FSHL was recognized by the relevant tax authorities as a tax resident company in the Hong Kong Special Administrative Region, a withholding tax at 5% will be applicable on PRC dividends paid to FSHL. The relevant tax authorities may evaluate FSHL China’s qualification as a tax resident company in the Hong Kong Special Administrative Region. We cannot assure you that FSHL will continue to qualify for such status under evaluations by the tax authorities in the future. In the event the status of FSHL as a tax resident company in the Hong Kong Special Administrative Region is discontinued, dividends payable to FSHL will become subject to the standard PRC enterprise income tax rate, which could materially increase our tax obligations, which could have a material adverse effect on our financial condition and results of operations.

As uncertainties remain regarding the interpretation and implementation of the New EIT Law and its implementation rules, we cannot assure you that if we are regarded as a PRC resident enterprise, any dividends to be distributed by us to our non-PRC shareholders and ADS holders would not be subject to any PRC withholding tax at a rate of up to 10%. Similarly, any gain realized on the transfer of ADSs or shares by non-PRC investors may be also subject to a 10% withholding tax if such gain is regarded as income derived from sources within China. We are a Cayman Islands holding company and our income mainly comes from dividends we receive from our subsidiaries, primarily from those located in China. Due to the lack of publicly available interpretations on this subject, there is uncertainty as to whether the dividends we pay to our non-PRC shareholders or the gain you may realize from the transfer of our ordinary shares or ADSs will be subject to the 10% withholding tax. If we are required under the New EIT Law to withhold PRC income tax on such dividends, your investment in our ADSs may be materially and adversely affected.

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

Labor laws in China may adversely affect our results of operations.

On June 29, 2007, the PRC government promulgated the Labor Contract Law of the PRC, or the Labor Contract Law, which became effective on January 1, 2008. The Labor Contract Law imposes greater liabilities on employers and significantly impacts the cost of an employer’s decision to reduce its workforce. Further, it requires certain terminations to be based upon seniority and not the merits of employees. In the event we decide to significantly change or decrease our workforce, the Labor Contract Law could adversely affect our ability to enact such changes in a manner that is most advantageous to our business or in a timely and cost effective manner, thus materially and adversely affecting our financial condition and results of operations.

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

We are a Cayman Islands company and most of our assets are located outside of the United States. Most of our current operations are conducted in China. In addition, most of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons is located outside of the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce in U.S. courts judgments on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not residents in the United States and the substantial majority of whose assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or China would recognize or enforce judgments of U.S. courts.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or ordinary shares.

Based on the market price of our ADSs, the value of our assets and the composition of our income and assets, we do not believe we were a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2011. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you the U.S. Internal Revenue Service will not take a contrary position. A non-U.S. corporation will be considered a PFIC for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) is attributable to assets that produce or are held for the production of passive income. We must make a separate determination each year as to whether we are a PFIC, and accordingly, even if we were not a PFIC for the taxable year that ended December 31, 2011, our PFIC status may change in the current taxable year or a future taxable year. If we are treated as a PFIC for any taxable year during which a U.S. person held an ADS or an ordinary share, certain adverse U.S. federal income tax consequences could apply to that U.S. person. See “Item 10. Additional Information — E. Taxation — United States federal income taxation — Passive foreign investment company.”

Our ADSs may not comply with the minimum listing requirements of the New York Stock Exchange. Delisting could adversely affect the liquidity of our ADSs and the market price of our ADSs could decrease, and our ability to obtain adequate financing for the continuation of our operations would be substantially impaired.

Our ADSs are currently listed on the New York Stock Exchange. The New York Stock Exchange has minimum requirements that a company must meet in order to remain listed on the New York Stock Exchange. These requirements include maintaining a minimum average closing price of $1.00 per share over a period of consecutive 30 trading days. On August 1, 2011, we received notice from the NYSE that the price of our ADSs was below listing requirements. To regain compliance with this requirement, we implemented a change in the ratio of our ADSs to ordinary shares from one ADS representing two ordinary shares to one ADS representing ten ordinary shares, effective as of February 15, 2012. For our ADSs holders, this ratio change has the same effect of a five-for-one ADS reverse split. However, this ratio change may not ensure our future compliance with the New York Stock Exchange continued listing standards relating to minimum average closing price if our ADS price continues to decline. If our ADSs are delisted as a result of our failure to comply with any of the New York Stock Exchange’s minimum listing requirements, the liquidity of our ADSs would be adversely affected, the market price of our ADSs could further decrease, and our ability to obtain adequate financing for the continuation of our operations would be substantially impaired, which could have a material adverse effect on our financial condition and results of operations.

Item 4.	Information on the Company

A.	History and Development of the Company

Our legal and commercial name is WSP Holdings Limited. We are a holding company incorporated in the Cayman Islands and conduct substantially all of our operations through our subsidiaries in China. Wuxi Seamless Oil Pipes Company Limited, or WSP China, was initially set up as a PRC-foreign joint venture under PRC laws in November 1999. WSP China underwent a series of corporate reorganizations and, in August 2006, became a wholly-owned subsidiary of First Space Holdings Limited, or FSHL, a company incorporated in the British Virgin Islands. In preparation for our initial public offering, WSP Holdings Limited was incorporated in the Cayman Islands in November 2006. WSP Holdings Limited was owned 69.4% and 30.6% by EMH, and UMW China Ventures (L) Ltd., or UMW Ventures, respectively, at the time of its incorporation. EMH is wholly-owned by our chairman and chief executive officer, Mr. Longhua Piao, and UMW Ventures is an indirect wholly-owned subsidiary of UMW Holdings Berhad, or UMW. In December 2006, WSP Holdings acquired the entire share capital of FSHL from its shareholders through a share exchange, and WSP Holdings became the ultimate holding company of our businesses.

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

In April 2008, FSHL established a wholly-owned subsidiary, Houston OCTG Group, Inc., or Houston OCTG, in Houston, Texas, United States. The purpose of Houston OCTG was to serve as our sales office for the North and South American markets. Following the imposition of countervailing and anti-dumping duties by the U.S. government, we completed construction of one threading line with an annual production capacity of 120,000 tonnes in July 2010 and another heat treatment line with an annual production capacity of 100,000 tonnes in April 2011 through Houston OCTG to counteract the impact.

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

In April 2009, WSP China, together with two unrelated individuals, established Chaoyang Seamless. Chaoyang Seamless is a limited liability company with a registered capital of $14.6 million, located in Chaoyang, Liaoning Province, China. WSP China holds a 51% equity interest in Chaoyang Seamless. In January 2012, WSP China entered into an agreement with a PRC individual to dispose of its entire 51% equity interest in Chaoyang Seamless.

Jiangsu Fanli Pipe Co., Ltd., or Jiangsu Fanli, was established in China on April 16, 2004 as a limited liability company with a registered capital of $1.5 million. In April 2006, the registered capital of Jiangsu Fanli was increased to $7.3 million and WSP China acquired 70% equity interest in Jiangsu Fanli through capital injection. The remaining equity interest was owned 24%, 4% and 2% by Mr. Cheng Huang, Mr. Xiang Huang and Mr. Jianming Gu, respectively, all of whom are independent third parties. In February 2010, WSP China, together with three non-controlling shareholders entered into an agreement with Zhejiang Jianli Company Limited, or Zhejiang Jianli, to transfer their entire equity interests in Jiangsu Fanli to Zhejiang Jianli. Pursuant to the agreement, WSP China retained certain assets of Jiangsu Fanli, including current assets, and assumed all liabilities incurred before the disposal. On the same date, WSP China entered into another agreement with Zhejiang Jianli to purchase certain hot-rolling production assets from Zhejiang Jianli. These two transactions have been accounted as nonmonetary exchange transactions in accordance with an authoritative guidance and, accordingly, the exchanges of nonmonetary assets between WSP China and Zhejiang Jianli are recorded based on the fair value of the assets exchanged. The transactions were completed in February 2010.

In February 2010, through our wholly-owned subsidiary FSHL, we acquired WSP Pipe from Mr. Longhua Piao, our chairman and chief executive officer for no monetary consideration. WSP Pipe was a shell company incorporated in the Thai-Chinese Rayong Industrial Zone, Thailand. In 2011, we completed the construction of an OCTG pipe manufacturing and sales facility through WSP Pipe, which consists of two hot-rolling production lines with a combined annual production capacity of 180,000 tonnes. We completed the construction of and began trial production on one hot-rolling production line in May 2011 and the other in September 2011. We also completed the construction of one threading line with an annual production capacity of 50,000 tonnes in October 2011.

In February 2010, Bazhou Seamless established a wholly-owned subsidiary, Kuitun Seamless, in Kuitun, Xinjiang Autonomous Region, China. The purpose of Kuitun Seamless is to provide raw materials for Bazhou Seamless. In July 2011, we disposed of our entire equity interest in Kuitun Seamless to Shandong Shiheng Special Steel Co., Ltd. for a cash consideration of $9.8 million.

In January 2012, we disposed of our entire 51% equity interest in Chaoyang Seamless for nominal cash consideration, as Chaoyang Seamless’s liabilities exceeded its assets at the time of sale. WSP China, the former shareholder of Chaoyang Seamless, has provided and continues to provide guarantees for certain of Chaoyang Seamless’s bank loans until the maturity of these bank loans. These guarantees are counter-guaranteed by the current shareholders of Chaoyang Seamless.

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

Proposal relating to going private transaction

In December 2011, our board of directors formed a special committee of independent directors consisting of Messrs. Dennis D. Zhu, Weidong Wang and Michael Muhan Liu after receiving a non-binding proposal letter from H.D.S. Investments LL, or HDS, notifying the board of its interest in acquiring all of our shares in a possible going private transaction for US$0.60 per ADS (before the effectiveness of our ADS to ordinary share ratio change in February 2012) in cash, subject to certain conditions.

According to the proposal letter, HDS has had preliminary and informal communications with EMH and certain other significant shareholders of our company, and HDS believes that EMH and certain other significant shareholders would be interested in pursuing a potential transaction pursuant to which an HDS special purpose vehicle would (i) acquire all of the publicly held shares of our company for cash and (ii) exchange shares of an HDS special purpose vehicle for shares of our company held by EMH and certain other significant shareholders. EMH is wholly-owned by Mr. Longhua Piao, our chairman and chief executive officer, and is currently the majority shareholder of our company owning 50.9% of the total outstanding shares. The proposal letter indicates that funding for the proposed transaction would come from HDS’s own capital. The special committee has retained Kirkland & Ellis and Conyers Dill & Pearman (Cayman) Limited to act as its U.S. and Cayman legal counsel, respectively, and has retained Houlihan Lokey as its independent financial advisor to assist it in its work. The special committee, working with its advisors, intends to proceed in a timely and orderly manner, but has not set a definitive timetable for completion of its evaluation and does not currently intend to announce developments unless and until a definitive transaction or strategic option has been approved.

B.	Business Overview

We are a leading Chinese manufacturer of seamless OCTG, including casing, tubing and drill pipes used for oil and natural gas exploration, drilling and extraction. We sell our products in both domestic and international markets. In China, we target sales of our products primarily at leading Chinese oil companies. For instance, in 2011, we were one of the three largest OCTG suppliers to CNPC and one of the two PRC-based non-API OCTG suppliers to Sinopec. In the international markets, we have established an extensive overseas customer base, covering oilfields in North and South America, the Middle East, Asia, Africa and Russia.

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

To offer our customers a one-stop-shop solution for their OCTG requirements for oil and gas drilling and extraction, we focus our research and development efforts on producing higher margin, higher value-added non-API products. We have developed nine series of non-API products that are suitable for challenging drilling conditions, including deep or super-deep wells, high temperature, highly pressurized and highly corrosive conditions. For example, our non-API products have been used in wells with a depth of over 7,800 meters in Puguang gas fields in Sichuan Province, China. In addition to our seamless OCTG products, we also sell green pipes to our customers upon request. In 2009, 2010 and 2011, we sold steel billets and other unfinished products to meet our customers’ production requirements. We also sold iron ore pellets in 2009 and 2010.

In 2009 and 2010, we experienced a decrease in both sales of API and non-API products primarily due to decreased demand for our OCTG products as a result of the worldwide economic slump, anti-dumping and countervailing duties imposed on Chinese OCTG products by the United States government as well as oversupply condition in domestic market. In 2011, we experienced an increase in both sales of API and non-API products primarily due to increased demand for our OCTG products from the international markets such as South America, Middle East and Central Asia. Sales of our non-API products as a percentage of net revenues decreased from 17.7% in 2009 to 14.9% in 2010, and increased to 21.1% in 2011. For the same periods, sales of API products accounted for 71.8%, 58.9% and 65.0%, respectively, of our net revenues. The decreases in both the sales of non-API and API products as a percentage of our net revenues in 2010 compared to 2009 were primarily due to decreases in sales volume of non-API and API products and an increase in sales of our other products. The increases in both the sales of non-API and API products as a percentage of our net revenues in 2011 compared to 2010 were primarily due to increases in sales volume and average sales prices of non-API and API products. Additionally, in 2009, we entered into a five-year agreement to purchase iron ore pellets from a supplier in Brazil, on a yearly basis from 2010 through 2014. In 2010, we purchased 175,000 tonnes of iron ore pellets and sold them to a domestic steel company. Sales of iron ore pellets as a percentage of our net revenues was 6.8% in 2010. In 2011, we did not purchase any iron ore pellets due to our internal lack of iron ore pellet requirements and low market demand for sales of iron ore pellets.

As of December 31, 2011, our key operating assets included eighteen threading lines and two drill pipe production lines with an aggregate annual production capacity of approximately 1,394,000 tonnes of seamless OCTG. In addition, we have five production lines with an aggregate annual production capacity of 1,430,000 tonnes for the manufacturing of green pipes, which are semi-finished pipes that can be further processed into end-products. We have expanded our hot-rolling OCTG pipe production capacity and pipe threading capacity with the construction of production facilities in Houston, Texas and Thailand and additional production facilities in China.

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

We have grown significantly since our inception until 2009. However, our business was adversely affected in 2009 and 2010 due to decreased demand for our products resulted from the worldwide economic slump, anti-dumping and countervailing duties imposed on Chinese OCTG products by the United States government as well as oversupply condition in domestic market. Our business prospectus and financial results improved in 2011, primarily due to increases in both the sales of non-API and API products. In 2009, 2010 and 2011, our net revenues were $577.0 million, $470.5 million and $686.1 million, respectively. We had net income of $1.6 million in 2009, net loss of $132.8 million in 2010 and net loss of $76.8 million in 2011.

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

We manufacture a broad range of seamless OCTG, which can be subdivided into API products and non-API products.

•	API products. These are manufactured in accordance with a standard which is considered to be the basic or minimum standard that must be met for oilfield equipment. API is the primary trade association of the oil and natural gas industry in the United States and promotes the standardization of oilfield equipment by setting and maintaining more than 500 standards and recommended practices. The API standard is a benchmark standard, and API products are produced according to the API specifications.

•	Non-API products. These are custom-made products. In addition to meeting API standards, non-API products are made with qualifications or specifications developed to meet customers’ special needs, such as higher strength, higher corrosion resistance or premium connectors. Non-API products are generally made to a higher standard than API products, and therefore more stringent technical standards and complex manufacturing techniques are required.

The table below sets forth our net revenues attributable to the two product categories for the periods indicated.

	For the year ended December 31,
	2009	2010	2011
API net revenues (in thousands)	$414,250	$277,290	$446,223
Sales volume (tonnes)	369,266	271,986	391,088
Average sales price	$1,122	$1,020	$1,141
Non-API net revenues (in thousands)	$102,186	$70,143	$144,766
Sales volume (tonnes)	52,877	37,543	72,358
Average sales price	$1,933	$1,868	$2,001

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

In addition to the above types of seamless OCTG, we also produce line pipes, also known as liners, which are a special type of casing pillar that extends to the wellhead. Line pipes can be broadly divided into drilling liners and oil extraction liners. We classify our line pipe products as API products. We also produce green pipes, which are semi-finished pipes that we further process into our end-products. We sell green pipes to customers upon request. In 2009, 2010 and 2011, we sold steel billets and other unfinished products to meet our customers’ production requirements. We also sold iron ore pellets in 2009 and 2010.

Marketing and sales

Our marketing and sales approach varies according to the targeted market. China is currently our most important market. For sales in China, we mainly engage in direct sales. We have also established four representative offices in Daqing, Changqing, Xinjiang and Sichuan oilfields in China. Our representative offices, except the representative offices in Daqing and Houston, have field engineers who provide on-site technical support to our customers. Our engineers can also be sent to other oilfields when our customers request on-site technical support. We also encourage our on-site technicians to promote our products, especially our non-API products that compete with imported non-API products. Our customers typically conduct a quality review to ensure the integrity and stability of our operations before doing business with us.

In order to offset the significant decline in business from North America due to countervailing duties on seamless pipes made in China, we will continue to increase sales and marketing efforts in other international markets. Through our subsidiary, Houston OCTG, we have been actively pursuing customers in Central and South America. In February 2010, we also acquired WSP Pipe, a company incorporated in the Thai-Chinese Rayong Industrial Zone, Thailand, which is not subject to countervailing duties imposed by the U.S. government. We have been successful in our penetration efforts, tapping into new markets and securing new customers in Northern and Western Africa, particularly in Algeria and Nigeria. In 2010, we secured contract wins worth a total of approximately $91.8 million to sell our products to Venezuela, which represents further penetration into the South American market. We secured the contract wins through bidding for open tenders announced by the Venezuelan government. In 2011, our success in penetrating the South American market continued as we secured new contract wins for sales of our products to Ecuador. We are qualified to sell products to certain major oil companies in the Middle East and have begun providing casing and drill pipe to them. We currently have an extensive customer base covering more than 25 countries and regions.

For international sales, we currently rely mainly on distributors in major international markets that purchase products from us and then sell our products to operators of oil and gas fields. As part of our after-sales support function, we send our technicians overseas to our customers’ locations upon request. In 2009, 2010 and 2011, international sales accounted for approximately 38.4%, 37.3% and 46.8%, respectively, of our net revenues.

Customers

We have adopted a customer-oriented approach to sales and marketing and strive to provide high-quality customer support, including after-sales support. We believe our approach has enabled us to establish long-standing customer relationships with a broad customer base across major oilfields in China, including Daqing, Changqing, Xinjiang, Sichuan and Yanchang oilfields. The Daqing, Changqing, Xinjiang and part of Sichuan oilfields are operated by CNPC. We were one of the three largest OCTG suppliers to CNPC in 2011 and one of the two China-based non-API suppliers to Sinopec.

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

Our overseas customer base covers a wide geographical area and our products are used in oilfields in North and South America, the Middle East, Asia, Africa and Russia. For overseas customers and distributors, payment is usually made through telegraphic transfer or a letter of credit that is issued prior to the shipment of products. We extend credit up to 90 days to certain large customers who have established long-standing business relationships with us.

Sales of our products are typically conducted either through purchase orders or sales contracts with a term of less than six months. We typically offer a warranty on our products for up to one year. During the warranty period, we will repair or replace faulty products. In 2009, 2010 and 2011, we incurred warranty costs of $0.6 million, $45,000 and $2.5 million, respectively.

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

In 2009, 2010 and 2011, sales to our five largest customers accounted for approximately 61.7%, 46.5% and 69.5%, respectively, of our net revenues. Sales to CNPC accounted for 35.4%, 20.2% and 34.2% of our net revenues for the years ended December 31, 2009, 2010 and 2011, respectively. Sales to PDVSA Services B.V. accounted for 11.1% and 22.3% of our net revenues for the years ended December 31, 2010 and 2011, respectively. Other than CNPC and PDVSA, no other customer accounted for over 10.0% of our net revenues in 2009, 2010 and 2011. The following table lists our five largest customers for the periods indicated.

Largest customers	Location
2009
CNPC(1)	PRC
CAMEG SPA Filiale Sonelgaz	Algeria
Yanchang Oil Field Co., Ltd.	PRC
PTT Exploration and Production Public Co., Ltd.	Thailand
Sinopec	PRC
2010
CNPC(1)	PRC
PDVSA Services B.V.	Venezuela
Yanchang Oil Field Co., Ltd.	PRC
Sinopec	PRC
Hongpeng Steel Co., Ltd.	PRC
2011
CNPC(1)	PRC
PDVSA Services B.V.	Venezuela
Petroamazonas EP	Ecuador
Sinopec	PRC
Lukoil Uzbekistan Operating Company LLC	Uzbekistan(1)

(1)	Contracts are typically entered into separately with the oilfields controlled by CNPC.

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

Logistics

We usually deliver our finished products to customers in China by train or by truck in circumstances requiring urgent delivery. Our deliveries overseas are primarily made by ship. We have engaged a number of overseas shipping agents to transport our finished products overseas. For short-distance delivery of our products, for example, from our site to train stations, we have entered into a transportation framework agreement with Wuxi Quanhua Material Co., Ltd., or Quanhua Material, a related party. Under this agreement, Quanhua Material agreed to provide transportation services to us for a fee that is negotiated based on the prevailing market price. This agreement initially expired on December 31, 2011. It was renewed for another year and is expiring on December 31, 2012.

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

Round steel billets can be manufactured into green pipes through either the hot-rolling process or the cold-draw process. For the hot-rolling process, the round steel billets are first heated to the required temperature, then a hole is pierced length-wise through each individual round steel billet. The pierced round steel billet then undergoes an elongation process to round the pierced hole into the required circular shape. After that, it is reheated to standardize the durability of each pipe through a process called “stretch reducing.” For the cold-draw process, the round steel billets are similarly heated and a hole is pierced, but the resulting steel pipe is elongated and shaped through a cold-draw process that uses a mold. The pipes are then straightened and cut into standard lengths of 9.3 meters to 13 meters. Finally, the pipes are subject to various inspections, including size inspections, surface inspections, and nondestructive and hydrostatic tests, before being classified as green pipes or line pipes.

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

Production capacity

The following table sets out the annual production capacity for each of our OCTG and green pipe production facilities as of December 31, 2011 and the actual production output in 2009, 2010 and 2011.

Production facilities	Product line	Location	Year of commencement	Annual production capacity as of December 31, 2011(1)	Actual production output in 2009(1)	Actual production output in 2010(1)	Actual production output in 2011(1)
				(in tonnes)	(in tonnes)	(in tonnes)	(in tonnes)
No. 1 threading line	Tubing, casing and premium connectors	Wuxi, Jiangsu Province, PRC	August 2001	100,000	44,871	29,822	44,421
No. 2 threading line	Tubing	Wuxi, Jiangsu Province, PRC	August 2001	50,000	19,5 07	9,278	14,819
No. 3 threading line	Casing and premium connectors	Wuxi, Jiangsu Province, PRC	August 2002	70,000	36,766	34,031	48,462
No. 4 threading line	Casing	Wuxi, Jiangsu Province, PRC	March 2005	90,000	65,361	57,131	62,477
No. 5 threading line	Tubing and casing	Wuxi, Jiangsu Province, PRC	April 2006	90,000	51,668	30,894	60,935
No. 6 threading line	Casing	Wuxi, Jiangsu Province, PRC	November 2008	60,000	6,361	7,738	2,037
No. 7 threading line	Casing and premium connectors	Wuxi, Jiangsu Province, PRC	May 2006	40,000	36,581	29,138	35,287
No. 8 threading line	Casing and premium connectors	Wuxi, Jiangsu Province, PRC	May 2007	100,000	14,364	24,536	34,922
No. 9 threading line	Tubing and premium connectors	Wuxi, Jiangsu Province, PRC	March 2007	20,000	4,816	1,693	6,358
No. 10 threading line	Tubing and casing	Wuxi, Jiangsu Province, PRC	June 2008	100,000	60 ,534	20,514	51,674
Drill pipe production line Drill pipes		Wuxi, Jiangsu Province, PRC	December 2006	12,000	5,561	4,019	2,004
Drill pipe production line Drill pipes		Wuxi, Jiangsu Province, PRC	November 2007	12,000	1,341	—	—
Cold-draw pipe production line(2)	Green pipes	Xuyi, Jiangsu Province, PRC	January 2006	100,000	44,421	—	—
Hot-rolling pipe production line	Green pipes	Wuxi, Jiangsu Province, PRC	January 2007	450,000	248,120	240,716	293,932
Hot-rolling pipe production line(2)	Green pipes	Xuyi, Jiangsu Province, PRC	July 2007	100,000	16,342	—	—
Threading line	Tubing and casing	Songyuan, Jilin Province, PRC	February 2009	60,000	10,794	9,966	13,018
Threading line	Tubing and casing	Liaoyang, Liaoning Province, PRC	March 2009	60,000	18,661	7,950	26,667
Threading line	Tubing and casing	Liaoyang, Liaoning Province, PRC	July 2009	60,000	2,207	4,131	20,862
Threading line	Casing and premium connectors	Houston, USA	July 2010	120,000	—	8,502	17,773
Threading line	Tubing and casing	Kuerle, Xinjiang Autonomous, PRC	October 2010	100,000	—	—	1,068
Threading line	Tubing and casing	Kuerle, Xinjiang Autonomous, PRC	October 2010	100,000	—	—	373
Threading line	Tubing and casing	Kuerle, Xinjiang Autonomous, PRC	November 2010	100,000	—	—	—
Threading line	Tubing and casing	Thai-Chinese Rayong Industrial Zone, Thailand	October 2011	50,000	—	—	6,787
Hot-rolling pipe production line	Green pipes	Liaoyang, Liaoning Province, PRC	May 2010	300,000	—	3,744	71,000
Hot-rolling pipe production line	Green pipes	Kuerle, Xinjiang Autonomous, PRC	April 2011	500,000	—	—	—
Hot-rolling pipe production line	Green pipes	Thai-Chinese Rayong Industrial Zone, Thailand	May 2011	60,000	—	—	12,286
Hot-rolling pipe production line	Green pipes	Thai-Chinese Rayong Industrial Zone, Thailand	September 2011	120,000	—	—	4,789

(1)	Comparison of actual output against annual production capacity is not meaningful as our annual production capacity is calculated using an estimated product mix for each production line, which may differ from the actual product mix manufactured from the production line.

(2)	We operated these production lines at Jiangsu Fanli. Following the disposal of our equity interest in Jiangsu Fanli in 2010, we ceased the operation of these production lines.

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

In May 2010, Liaoyang Seamless completed the construction of a hot-rolling OCTG pipe production line with an annual production capacity of 300,000 tonnes. In October 2011, Bazhou Seamless completed the construction of a pipe heat treatment production line with an annual production capacity of 200,000 tonnes.

In April 2011, Bazhou Seamless completed the construction of a hot-rolling OCTG pipe production line with an annual production capacity of 500,000 tonnes. In April 2011, Houston OCTG completed the construction of a pipe heat treatment production line with an annual production capacity of 100,000 tonnes.

In the second half of 2011, we completed construction of an OCTG pipe manufacturing and sales facility at WSP Pipe in the Thai-Chinese Rayong Industrial Zone in Thailand. The first of two hot-rolling production lines with a production capacity of 60,000 tonnes per year commenced trial production in May 2011, whereas the second hot-rolling production line with a production capacity of 120,000 tonnes per year was completed and commenced trial production in September 2011. We also completed the construction of a new threading line with an annual production capacity of 50,000 tonnes at WSP Pipe in October 2011.

Suppliers of raw materials

The major raw materials used in our products are round steel billets of various steel grades and green pipes, which are primarily sourced within China. To ensure a steady supply of round steel billets, we have entered into two long-term arrangements for the supply of round steel billets. In December 2006, we entered into a five-year cooperation agreement with Wuxi Xuefeng Steel Co. Ltd., or Wuxi Xuefeng, under which Wuxi Xuefeng was committed to supply us with 300,000 to 600,000 tonnes of round steel billets per year. The purchase price was subject to the parties’ periodic negotiations. This agreement expired in 2011 and going forward, we expect to fulfill our requirements for round steel billets through individual purchase orders from Wuxi Xuefeng on an as needed basis.

In July 2008, we acquired Mengfeng, a manufacturer of crude steel billets with a designed annual capacity of 600,000 tonnes to stabilize the supply, quality and cost of our raw materials. Additionally, in April 2009, we, together with two unrelated individuals, established Chaoyang Seamless in Chaoyang, Liaoning Province, China. We held a 51% equity interest in Chaoyang Seamless, through which we acquired tangible and intangible assets from a sponge iron and steel billet company in Liaoning province. The purpose of this investment was to further ensure a steady supply of raw materials for our growing OCTG manufacturing capacities in China, especially our OCTG production lines in northeastern China. In January 2012, we entered into an agreement to dispose of our interest in Chaoyang Seamless. We expect to purchase raw materials from Chaoyang Seamless in the future.

Historically, we relied on third-party green pipe suppliers and subcontractors to supply us with green pipes for our production needs, which was subject to fluctuations in market supply. Starting from 2006, we have significantly reduced our reliance on green pipe suppliers by expanding our in-house manufacturing capabilities of green pipes. In April 2006, we acquired a 70% equity interest in Jiangsu Fanli. In January 2007, we began production of green pipes at our new hot-rolling pipe line in Wuxi with an annual production capacity of 450,000 tonnes of green pipes. In July 2007, we commenced operation of our new hot-rolling pipe production line in Jiangsu Fanli, which has an annual production capacity of 100,000 tonnes of green pipes. After disposal of our equity interest in Jiangsu Fanli, our annual production capacity of green pipes as of December 31, 2010 decreased from 950,000 to 750,000 tonnes. As of December 31, 2011, we had five hot-rolling production lines capable of producing 1,450,000 tonnes of green pipes. Our green pipe production facilities are located in Wuxi, Jiangsu Province, Liaoyang, Liaoning Province, Kuerle, Xinjiang Autonomous Region and the Thai-Chinese Rayong Industrial Zone, Thailand. Our in-house production of green pipes allows us to monitor the quality of our green pipes without having to rely on the quality assurances of other manufacturers or suppliers. By producing green pipes ourselves, we have also streamlined our in-house production process and shortened the production cycle of our OCTG.

Expenditures on raw materials accounted for 74.4%, 73.4% and 78.3% of our cost of revenues in 2009, 2010 and 2011, respectively. In 2009, 2010 and 2011, purchases from our five largest suppliers accounted for approximately 58.4%, 29.9% and 29.0%, respectively, of our total raw material purchases.

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

We further obtained certificates of authority to use the official API monogram on our manufactured products under the conditions of API Specification 5CT, API Specification 5D and API Specification 5L in February 2002 and API Specification 7 in February 2005. These certificates are subject to periodic inspection by API and must be renewed every three years. The expiration date of our current API certificates is May 2014.

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

As of the date of this annual report, we had 88 patents and 57 pending patent applications in China, which include both utility model and invention patents. Most of our patents and patent applications relate to the manufacture of our non-API products. Specifically these patents deal with the production of specialized connectors, couplings and casings, and the production of our non-API products is substantially dependent on these patents. We own or have applied for patents to protect technologies that we believe are significant to our business. As with patent rights in most other jurisdictions, a patent holder in China has the right to exclude others from using and otherwise exploiting the patented technology within China without a license from the patent holder. Most of our patents cover utility models and have terms of ten years. Five of our patents cover inventions and have terms of 20 years. As we only hold PRC patents, if third parties manufacture and sell products using our technology outside China in competition against us, we may not have a legal cause of action against them.

In addition, we maintain trademarks for the name “WSP” in Saudi Arabia, Indonesia, Colombia, and Hong Kong. Our trademarks registration in Hong Kong covers our logos. We also have pending trademark applications in Malaysia, the United States, Canada and several other countries. As our brand name is becoming more recognized in the OCTG market, we are working to increase, maintain and enforce our rights in our trademark portfolio, the protection of which is important to our reputation and branding. We have one registered domain name. We have also entered into confidentiality agreements with our employees and business partners to protect our confidential information and know-how.

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

Insurance

We maintain property insurance with respect to our operations that covers general property, plants and machinery, and shipping and transportation. In addition, we have limited product liability insurance that covers our sales in North America by Houston OCTG. A large number of our product liability insurance policies for products sold by Houston OCTG have reached their maximum payouts. We are currently in the process of negotiating this policy. However, we do not maintain product liability, business interruption or key-man insurance in China. We believe that our insurance coverage is customary for similar operations in our industry in China. However, we cannot assure you that our existing insurance policies are sufficient to protect us from all losses and liabilities that we may incur.

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

Under the PRC law, operators of seamless OCTG manufacturing and sales businesses are not required to obtain any special licenses from government agencies, other than regular business licenses and other permits that must be held by every business entity located in China.

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

In July 2008, WSP China acquired Mengfeng, a company located in Inner Mongolia, China. Mengfeng has been approved as a seamless steel pipe manufacturer by the Hohhot Municipal Commission of Development and Planning. However, Mengfeng has not built a seamless steel pipe production line yet and its current primary business is to provide raw materials for our subsidiaries in China. Because Mengfeng is part of our integrated OCTG manufacturing business and its steel billet outputs are primarily used for our production of OCTG rather than for sale to any third party, our management believes that WSP China’s ownership in Mengfeng is not in violation of the Iron and Steel Policy. However, there are substantial uncertainties regarding the interpretation and application of the Iron and Steel Policy. Accordingly, there can be no assurance that the PRC regulatory authorities, in particular the NDRC, will not in the future take a view that is contrary to the view of our management. If the PRC government determines that WSP China’s ownership in Mengfeng does not comply with the PRC government restrictions on foreign investment under the Iron and Steel Policy, we could be subject to severe penalties.

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

In 2009, 2010, 2011 and the first quarter of 2012, we entered into certain bill financing arrangements which were not in compliance with the general principles under the PRC Negotiable Instruments Law. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources— Bill financing.”

Regulations on foreign currency exchange

Pursuant to the Foreign Currency Administration Rules promulgated in 1996 and amended in 2008 and various regulations issued by SAFE, and other relevant PRC government authorities, Renminbi are freely convertible only to the extent of current account items, such as trade related receipts and payments, interest and dividends. Capital account items, such as direct equity investments, loans and repatriation of investment, require prior approval from SAFE or its local counterpart for conversion of Renminbi into a foreign currency, such as U.S. dollars, and remittance of the foreign currency outside of China.

Payments for transactions that take place within China must be made in Renminbi. Unless otherwise approved, PRC companies must repatriate foreign currency payments received from abroad. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks subject to a cap set by SAFE or its local counterpart. Unless otherwise approved, domestic enterprises must convert all of their foreign currency receipts into Renminbi.

Regulations on dividend distribution

The principal laws and regulations governing dividend distributions by wholly foreign-owned enterprises and Sino-foreign equity joint ventures include:

•	Wholly Foreign-Owned Enterprise Law (1986), as amended in 2000;

•	Wholly Foreign-Owned Enterprise Law Implementing Rules (1990), as amended in 2001;

•	Sino-foreign Equity Joint Venture Enterprise Law (1979), as amended in 2001; and

•	Sino-foreign Equity Joint Venture Enterprise Law Implementing Rules (1983), as amended in 2001.

Under these laws and regulations, wholly foreign-owned enterprises and Sino-foreign equity joint ventures in China may pay dividends only out of their accumulated profits, if any, as determined in accordance with the PRC accounting standards and regulations. Additionally, these foreign-invested enterprises are required to set aside 10% of their after-tax profits based on the PRC accounting standards each year, if any, to fund their general reserve fund, until the accumulative amount of such reserves reaches 50% of their registered capital. These reserves are not distributable as cash dividends. Wholly foreign-owned enterprises are also required to allocate a portion of their after-tax profits, as determined by the board of directors, to its staff welfare and bonus funds, which may not be distributed to equity owners.

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

Substantially all of our business is conducted through our wholly-owned operating subsidiary established in China, WSP China.

The following table provides a list of our significant subsidiaries as of the date of this annual report:

Name	Place of incorporation	Ownership Interest
FSHL	British Virgin Islands	100%
WSP China	PRC	100%
Liaoyang Seamless	PRC	70%
Songyuan Seamless	PRC	100%
Houston OCTG	United States	100%
Mengfeng	PRC	100	%(1)
Bazhou Seamless	PRC	100%
WSP Pipe	Thailand	100%

(1)	In July 2008, WSP China entered into an agreement with Hebei Bishi to acquire 100% equity ownership of Mengfeng for a total consideration of approximately $40.5 million. As of the date of this annual report, WSP China has paid a total of approximately $38.2 million to Hebei Bishi.

D.    Property, Plant and Equipment

We are headquartered in Wuxi, China, where we own multiple buildings with an aggregate of approximately 199,130 square meters of office and manufacturing space. In addition, we have manufacturing facilities, either completed or under construction, and/or offices in Liaoyang, Songyuan, Kuerle, Tuoketuo County, Daqing, Changqing, and Dazhou, China and internationally in Houston, Texas and Thailand. Among these facilities and offices, we own approximately 382,819 square meters of space and lease the remaining approximately 21,204 square meters. In 2009, 2010 and 2011, we paid approximately $1.0 million, $1.2 million and $1.0 million, respectively, in rental expenses under these leases. We have land use rights to approximately of 1,882,054 square meters of land on which our plants or offices are situated, and such land use rights are usually valid for a period of fifty years starting from the date of grant.

We are currently in the process of completing the construction of a pipe heat treatment production line with an annual processing capacity of 20,000 tonnes in Liaoyang through WSP Pipe. The following table sets forth the major items of our planned expansion. For existing production, facilities, see “—B. Business Overview—Production capacity.”

Production facilities	Product line	Location	Expected time of completion	Expected annual production capacity (in tonnes)
Liaoyang pipe heat treatment production line	Heat treatment	Thai-Chinese Rayong Industrial Zone, Thailand	First half of 2012	100,000
Thailand pipe heat treatment production line	Heat treatment	Thai-Chinese Rayong Industrial Zone, Thailand	First half of 2012	20,000

We purchase equipment from both international and domestic suppliers. Our major equipment suppliers include Taiyuan Tongze Equipment Co., Ltd., Jiangsu Shengfeng Construction Co., Ltd. and Nantong Wujian Construction Co., Ltd.

For capital expenditures we expect to incur for the expansion of our production facilities in 2012, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital expenditures.” For environmental issues that may affect the utilization of our assets, see “—Environmental and safety matters.”

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

In China, we target sales of our products primarily at leading Chinese oil companies. For instance, in 2011, we were one of the three largest OCTG suppliers to CNPC, and one of the two China-based non-API suppliers to Sinopec. In the international markets, we have established an extensive overseas customer base, covering oilfields in North and South America, the Middle East, Asia, Africa and Russia.

We have grown significantly since our inception until 2009. However, our business was adversely affected in 2009 and 2010 due to decreased demand for our products resulted from the worldwide economic slump, anti-dumping and countervailing duties imposed on Chinese OCTG products by the United States government as well as oversupply condition in domestic market. Our business prospectus and financial results improved in 2011, primarily due to increases in both the sales of non-API and API products. As of December 31, 2009, 2010 and 2011, our annual production capacities of seamless OCTG were 924,000 tonnes, 1,344,000 tonnes and 1,394,000 tonnes, respectively. In 2009, 2010 and 2011, our net revenues were $577.0 million, $470.5 million and $686.1 million, respectively. We had net income of $1.6 million in 2009, net loss of $132.8 million in 2010 and net loss of $76.8 million in 2011.

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

Our revenues and net income decreased from 2009 to 2010 due in part to decreases in oil and natural gas prices resulted from lower demand for our OCTG products. Our revenues and net income increased from 2010 to 2011 due in part to increases in both the sales of non-API and API products. Revenues and volume of products sold decreased by 18.5% and 2.3%, respectively, from 2009 to 2010. In 2011, revenues increased by 45.8%, while volume of products sold decreased by 4.0%, compared to 2010. In 2009, 2010 and 2011, approximately 38.4%, 37.3% and 46.8%, respectively, of our net revenues were derived from export sales.

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

However, worldwide developed economies suffered a sharp downturn in late 2008 as looming housing-related asset write-downs at major financial institutions paralyzed credit markets and sparked a serious global banking crisis. The global credit and economic crisis reduced worldwide demand for energy. As a result, after rising steadily for six years to peak at around $147 per barrel in July 2008, oil prices collapsed to the $35 to $50 per barrel range towards the end of 2008. In 2009, oil prices fluctuated between $34 and $80 per barrel. The significant fluctuation in oil and gas prices in 2009 that resulted in lower activity, higher inventories, and the belief that demand will not increase significantly in 2010 as a result of the economic slowdown, has led to rapid and substantial reductions in exploration and production expenditures. In the midst of a weak global economic environment and anti-dumping and countervailing duties imposed by the U.S. government, sales of both our API and non-API products have been adversely affected in 2009. Our marketing and sales strategy at the beginning of 2008 emphasized international sales of OCTG products because of strong overseas demand for high-end, non-API products and higher export prices for API products compared to Chinese domestic market prices for API products. In response to weakening international demand for OCTG products from the fourth quarter of 2008, we adjusted our strategy by concentrating on sales of OCTG products to domestic customers. As a result, 61.6% of our net revenues in 2009 were attributable to the domestic market as compared to 34.7% in 2008.

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

In 2010, global demand for our OCTG products remained weak with oil prices recovering slowly amid worries of Europe’s financial crisis and growing oil stockpiles. Sales of both our API and non-API products in 2010 have continued to be adversely affected by the weak global economic environment and anti-dumping and countervailing duties imposed by the U.S. government. As a result of our continued focus on sales of OCTG products to domestic customers due to weakening international demand for OCTG products, 62.7% of our net revenues in 2010 were attributed to the domestic market as compared to 61.6% in 2009.

Towards the end of 2010, U.S. crude oil prices have risen to above $87 a barrel on expectations of higher energy demand and lower U.S. interest rates with the US Federal Reserve taking measures to boost the economy. In the beginning of 2011, U.S. crude oil prices hovered above $100 a barrel amid global economic uncertainty due to concerns that the political upheaval in North Africa and the Middle East may disrupt oil output in the OPEC nations. Towards the second quarter of 2011, oil prices traded slightly below $100 a barrel within a narrow range amid signs of slowing global economic growth and growing concerns of European debt crisis. In August 2011, oil prices fell below $80 a barrel amid worries of a bout-dip recession following the downgrade of the U.S. credit rating by the Standard & Poor’s. However, the worsening debt crisis in Europe and the United States as intensified by the escalating unrest in the Middle East caused oil prices to continue trending upward toward the end of 2011 and in the first quarter of 2012. In 2012, we expect sales prices in China for our non-API products to remain at current levels for the near term because our products are capable of being used in extreme oil and gas exploration environments. Our customers also recognize the technological advantages of our products, such as our T-series premium connection and anti-corrosion pipes which use our proprietary technologies. Our non-API products have price advantages compared to those products produced by our international competitors because of our lower costs of production, and we provide faster delivery to our international customers than most of our international competitors. The trend of recovery in shipments continued through 2011. See “Item 3. Key Information—D. Risk Factors— Declines in domestic and international oil and natural gas prices, or domestic and international exploration, drilling and production activities, would adversely affect our profitability.”

Supply of raw materials

Our primary raw materials consist primarily of round steel billets and green pipes. The prices of round steel billets and green pipes fluctuate in response to global and domestic demand and supply, which have resulted in significant price volatility in recent years. Due to increasing market demand, we experienced a substantial increase in steel prices, especially in 2007 and the first two quarters of 2008. The price of steel declined towards the end of the third quarter of 2008 and the decline continued in the fourth quarter of 2008. The price of steel was volatile in the first quarter of 2009 and has been on an upwards trend since the second quarter of 2009. The volatility and upward trend of steel price has continued through 2010 and 2011.

Historically, we purchased round steel billets directly from suppliers. In order to secure a steady supply of round steel billets, in December 2006, we entered into a five-year cooperation agreement with Wuxi Xuefeng, under which Wuxi Xuefeng is committed to supply us with 300,000 to 600,000 tonnes of round steel billets per year. The purchase price was subject to the parties’ periodic negotiations. This agreement expired in 2011 and going forward, we expect to fulfill our requirements for round steel billets through individual purchase orders from Wuxi Xuefeng on an as needed basis.

In July 2008, we acquired Mengfeng, a manufacturer of crude steel billets with a designed annual capacity of 600,000 tonnes to stabilize the supply, quality and cost of our raw materials. However, Mengfeng has currently stopped production activities due to continued operating losses and is rescheduling its production planning. Additionally, in April 2009, we, together with two unrelated individuals, established Chaoyang Seamless in Chaoyang, Liaoning Province, China. We held a 51% equity interest in Chaoyang Seamless, through which we acquired tangible and intangible assets from a sponge iron and steel billet company in Liaoning province. The purpose of this investment was to further ensure a steady supply of raw materials for our growing OCTG manufacturing capacities in China, especially our OCTG production lines in northeastern China. In January 2012, we entered into an agreement to dispose of our interest in Chaoyang Seamless. However, we expect to purchase raw materials from Chaoyang Seamless in the future.

Historically, we purchased green pipes primarily from other manufacturers. In January 2007, we began production of green pipes at our new hot-rolling pipe plant in Wuxi with an annual production capacity of 450,000 tonnes of green pipes. We completed the construction of a hot-rolling pipe production line with an annual production capacity of 300,000 tonnes in Liaoyang in 2010 and a hot-rolling pipe production line with an annual production capacity of 500,000 tonnes in Kuerle in April 2011. In the second half of 2011, we completed the construction of an OCTG pipe manufacturing and sales facility at WSP Pipe in the Thai-Chinese Rayong Industrial Zone in Thailand. The first of two hot-rolling production lines with a production capacity of 60,000 tonnes per year commenced trial production in May 2011, whereas the second hot-rolling production line with a production capacity of 120,000 tonnes per year was completed and commenced trial production in September 2011.

Our production of green pipes allows us to monitor the quality of our green pipes without having to rely on the quality assurances of other manufacturers or suppliers. By producing green pipes in-house, we have streamlined our in-house production process and shortened the production cycle of our OCTG.

Production capacity

We have expanded our production capacity significantly in the past few years. As of December 31, 2009, 2010 and 2011, our production capacities of seamless OCTG were 924,000, 1,344,000 and 1,394,000 tonnes, respectively. Our annual production capacity is the maximum production capacity that can be achieved at the optimal level of operations of our production lines, calculated using an estimated product mix for each production line. As of December 31, 2011, our key operating assets included eighteen threading lines and two drill pipe production lines. See “Item 4. Information on the Company—B. Business Overview—Manufacturing.” Our overall capacity utilization rate is not comparable year to year due to the fact that our actual output from each production line reflects the actual product mix produced from a particular line, which differs from estimated product mix because the types of products we actually produce are based on customer specifications. We may increase our production capacity in the future depending on the circumstances.

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

Average sales price for our non-API products decreased from 2009 to 2010 primarily due to increased sales of lower priced non-API products. Average sales price for our non-API products increased from 2010 to 2011 primarily due to increased sales of higher priced non-API products in the international markets.

In 2009, average export prices increased from 2008, primarily due to sales of higher priced API and non-API products despite an overall decline in the international market demand for seamless OCTG as global drilling and exploration activities decreased as a result of worldwide economic turmoil. In 2010, average export prices decreased from 2009, primarily due to sales of lower priced API and non-API products as a result of weakening international market demand. In 2011, average export prices increased from 2010 primarily due to sales of higher priced API and non-API products.

Other products constituted 10.5%, 26.2% and 13.9% of our net revenues in 2009, 2010 and 2011. The main reason for the increase in net revenues of other products from 2009 to 2010 was due to increased demand from our customers for other products to meet their production requirements coupled with the comparative decrease in demand for our API products and non-API products. Sales of other products allow us to reduce the stock of our inventory of raw materials or unfinished products in different stages of our manufacturing process. We generally set prices of other products according to the market prices at the relevant markets. In determining product pricing, we primarily consider the following factors: estimated overall market price level, costs, brand name and customer recognition of competing products.

Product mix and geographical distribution

Our gross margin and operating margin are substantially affected by our product mix, particularly with respect to API and non-API OCTG products. Our non-API products are generally non-standard products with customized specifications that are developed to meet special needs, such as improved strength, higher corrosion resistance, improved sealing and premium connectors, among others. Because non-API products typically command a price premium compared with API products, our gross margin and operating margin will increase if a higher percentage of our net revenues are derived from sales of non-API products. Sales of our non-API products as a percentage of net revenues decreased from to 17.7% in 2009 to 14.9% in 2010, and increased to 21.1% in 2011. Our API products accounted for 71.8%, 58.9% and 65.0%, respectively, of our net revenues during the same periods. The decrease in sales of our API products in 2010 compared to 2009 was primarily due to lower domestic API sales resulted from the stiff domestic market environment. The following table sets forth sales volume and average sales prices of our API and non-API products for the periods indicated.

	For the year ended December 31,
	2009	2010	2011
API
Sales volume (tonnes)	369,266	271,986	391,088
Average sales price	$1,122	$1,020	$1,141

Non-API
Sales volume (tonnes)	52,877	37,543	72,358
Average sales price	$1,933	$1,868	$2,001

We generate revenues from both domestic and export sales. Domestically, we are a major player in the seamless OCTG market. In recent years, we have also devoted efforts to expand our export sales and our international presence because export prices are generally higher than domestic prices for the same products and exports provide us with revenue diversification and allow us to build global brand recognition. Our domestic sales increased as measured by the percentage of total sales in 2010 as compared to 2009 due to an increase in the amount of our products allocated for domestic sales. Net revenues from export sales accounted for 38.4%, 37.3% and 46.8% of our net revenues in 2009, 2010 and 2011, respectively. The decrease in export sales from 2009 to 2010 was due primarily to lower international market demand for our products and that in 2009, we shifted our focus to domestic markets due to weakening international demand for OCTG products starting in the fourth quarter of 2008. See “—Demand for seamless OCTG in the domestic and international markets” for detailed discussion. The increase in export sales from 2010 to 2011 was due primarily to increased sales of both API and non-API products. We rely mainly on distributors and agents to sell our products to oil and gas fields overseas. In 2011, we increased our sales in overseas market as the overseas markets recover and continued to develop our ability to conduct direct sales overseas. The following table sets forth the sales volume and average sales prices of our domestic and export sales for the periods indicated. Our domestic and export sales below also include our sales of non-OCTG products.

	For the year ended December 31,
	2009	2010	2011
Sales volume (tonnes)	648,055	633,272	607,897
Domestic	520,880	510,994	411,525
Export	127,175	122,278	196,372
Average sales price	$890	$743	$1,129
Domestic	$682	$577	$887
Export	$1,743	$1,435	$1,636

Overview of financial results

Net revenues

Our net revenues primarily consist of sales of OCTG products. Our OCTG products fall into two categories, API products and non-API products. Our primary OCTG products consist of tubing, casing and drill pipes. See“—Factors affecting our results of operations—Product mix and geographical distribution” for details on our product mix. We also generate, to a lesser extent, revenues from other non-OCTG pipe products, such as green pipes, which are semi-finished pipes that can be further processed into end-products, as well as iron ore pellets, iron ore billets and other unfinished products. The following table sets forth the net revenues of our API, non-API and other products for the periods indicated. Net revenues are net of business taxes.

	For the year ended December 31,
Net revenues (in thousands)	2009	2010	2011
API	$414,250	$277,290	$446,223
Non-API	102,186	70,143	144,766
Iron ore	19,968	31,918	—
Others	40,625	91,114	95,136
Total	$577,029	$470,465	$686,125

We have built an extensive customer base, covering customers located in China, as well as in North and South America, the Middle East, Asia, Africa and Russia. Sales of our OCTG products to the South American market, especially Venezuela, increased as a result of our successful penetration into this market and accounted for 47.8% of our export sales in 2011. We determine the geographical market of our net revenues based on the location of the initial purchasers of our products. The following table sets forth the breakdown of our net revenues by geographic market for the periods indicated. See“—Factors affecting our results of operations—Product mix and geographical distribution” for a discussion of our domestic and export sales trends.

	For the year ended December 31,
Net revenues (in thousands)	2009	2010	2011
Domestic
PRC	$355,402	$294,946	$364,940
Export
Malaysia	12,875	5,087	4,974
Singapore	5,236	3,542	3,528
Hong Kong	10,500	8,499	3,484
United Arab Emirates	17,889	691	3,272
Rest of Asia	53,074	21,016	35,658
Total Asia	99,574	38,835	50,916
United States	51,904	45,414	43,334
Canada	936	7,318	914
Total North America	52,840	52,732	44,248
Venezuela	—	62,295	153,506
Others	69,213	21,657	72,515
Total export	$221,627	$175,519	$321,185

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

We incur significant shipping and handling costs in connection with the shipping of our products to our customers located in other parts of China and overseas. We usually deliver our finished products to customers in China by train or by truck in circumstances requiring urgent delivery. Our overseas deliveries are primarily made by ship. Our export contracts are usually entered into on a Free On Board (FOB) basis, which means that we pay for shipping of the goods to the port of shipment, plus loading costs. Our customers pay freight, insurance, unloading costs and shipping from the port of destination to the factory. We engage a number of overseas shipping agents to transport our finished products overseas. The shipping and handling costs were $26.0 million, $33.8 million and $41.0 million in 2009, 2010 and 2011, respectively.

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

We generally sell our products directly to oilfields in China through our four sales offices located in the Daqing, Changqing, Xinjiang and Sichuan oilfields, which cover all major oilfields in China. Internationally, we sell our products primarily through distributors and sales agents. We sell directly to our distributors, who interact independently with the end-customers. With respect to sales agents, we typically pay them a commission or a service fee.

Our selling and marketing expenses also include costs of product warranties. In connection with the warranties relating to our products, we provide a warranty to customers that our products will meet the stated functionality as agreed to in each sales contract. We provide for the estimated warranty costs under these guarantees based upon historical experience and management’s estimate of the level of future claims. Our provisions for estimated warranty costs were $0.1 million, $0.5 million and $4.0 million in 2009, 2010 and 2011, respectively. Increase in provisions for estimated warranty costs from 2010 to 2011 was primarily due to a provision made for a legal settlement in the United States. We have defective product issues occasionally and such defects typically become evident within the first few months of sales.

General and administrative expenses

General and administrative expenses comprise primarily of salaries and benefits, share-based compensation expenses, professional fees, guarantee fees, and business travel expenses.

We incurred general and administrative expenses of approximately $44.8 million, $67.0 million and $61.8 million in 2009, 2010 and 2011, respectively. Our general and administrative expenses increased from 2009 to both 2010 and 2011 primarily due to increases in allowance for doubtful accounts and legal fees, expansion of overall operations, acquisition of new facilities, as well as higher salary expenses incurred for recruiting additional employees.

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

We recorded an impairment charge of $17.1 million for Chaoyang Seamless in 2010 and nil in 2011 based on the results of our impairment test.

Research and development expenses

Our research and development expenses are not disclosed as a separate item in the income statement but allocated to cost of revenues and other operating expenses, depending on whether the costs are related to the design, production, testing or enhancement of our products and manufacturing process and the personnel who participate in the research and development projects. The OCTG industry in which we operate is characterized by rapid development and increasing demand for non-API products. In 2006, we did not have a separate department for research and development, even though many employees have devoted part of their time in research and development activities. We established our research and development department in July 2007. We incurred research and development expenses of approximately $0.7 million, $1.7 million and $1.5 million in 2009, 2010 and 2011, respectively. We expect to incur more research and development expenses in the future as we devote greater resources to improving our technical know-how in OCTG production, in particular relating to the production of non-API products.

Other operating income (expense)

Other operating income (expense) primarily includes income or expense from sales of auxiliary materials and gains or losses from disposal of fixed assets. We do not expect that other operating income (expense) will be material in our business.

Taxation

WSP Holdings is a tax-exempted company incorporated in the Cayman Islands. FSHL is a tax-exempted company incorporated in the British Virgin Islands.

FSHL’s subsidiaries registered in China are subject to the New EIT Law on the taxable income in accordance with the relevant PRC income tax laws.

In September 2008, WSP China was officially granted the “high and new technology enterprise” status for a period of three years with retrospective effect from January 1, 2008. Therefore, WSP China is entitled to a preferential income tax rate of 15% in 2008, 2009 and 2010 as long as it maintains its qualification as a “high and new technology enterprise” under the New EIT Law. WSP China has used the 15% preferential tax rate in the calculation of current and deferred tax balances, which was consistent with the preferential tax rate applicable to WSP China prior to January 1, 2008. In September 2011, we obtained an approval from the PRC authorities for a renewal of the “high and new technology” enterprise status, effective retrospectively from January 1, 2011. We expect that WSP China will maintain its qualification as a “high and new technology enterprise” in the foreseeable future as it has successfully fulfilled the required conditions in the past. See “—C. Research and Development” for more information relating to our research and development results and efforts. If WSP China fails to maintain the “high and new technology enterprise” status, the calculation of deferred tax balances will be based on the uniform tax rate of 25%.

As of December 31, 2009, 2010 and 2011, the measurement of our deferred tax assets has been reduced by a valuation allowance in the amount of $6.9 million, $33.1 million and $47.3 million, respectively as based on the available evidence it is more likely than not that some portion of our deferred tax assets are not expected to be realized. The recognition of valuation allowance has partly contributed to the increase in our effective income tax rate in 2009 and decrease in our effective income tax rate in both 2010 and 2011.

Our other entities registered in China are subject to the 25% and 33% EIT rates since and before January 1, 2008, respectively.

Houston OCTG is subject to United States federal corporate income tax rate of 34% and Texas state margin tax.

The subsidiaries of FSHL that are tax residents in China will be subject to the Chinese dividend withholding tax at 10% when these Chinese subsidiaries distribute dividends paid out of profits that arise on or after January 1, 2008. In 2009, following FSHL’s qualification as a tax resident company in the Hong Kong Special Administrative Region, a withholding tax at 5% will be applicable on China dividends paid to FSHL. The qualification for tax residency in the Hong Kong Special Administrative Region is subject to an annual application and renewal process. FSHL made no renewal in 2011 due to the continued operating losses of its PRC subsidiaries. A provision for PRC dividend withholding tax of $0.8 million has been made based on the 40% of the 2009 undistributed earnings of our PRC subsidiaries as of December 31, 2009, which are expected to be distributed. The remaining undistributed earnings of our PRC subsidiaries of approximately $90.8 million at December 31, 2009 are considered to be reinvested, and no deferred tax liability has been made for the PRC dividend withholding taxes that would be payable upon the distribution of those amounts to FSHL as of December 31, 2009. In 2009, we distributed dividends out of the annual profits of WSP China for the year ended December 31, 2007. No withholding tax is necessary on any dividend amount paid out of retained earnings of WSP China before January 1, 2008. A reversal of provision for PRC dividend withholding tax of $0.4 million was made based on 40% of the 2010 undistributed earnings of the Company’s PRC subsidiaries due to operating losses. As of December 31, 2011, no provision for PRC dividend withholding tax was required to be made for our PRC subsidiaries due to continued operating losses.

The calculation of income taxes reflects the status of WSP Holdings and FSHL as non-China tax resident companies. The tax residency of a company is normally a question of fact. For a company, such as WSP Holdings and FSHL, which has been established outside China, tax residency will only be in China if the location of effective management of the company is in China.

Because the concept of tax residency is new in China, it is possible that the tax authorities may in the future assert that WSP Holdings and/or one or more of its non-Chinese subsidiaries are tax residents in China. In the event that this occurs, WSP Holdings or FSHL will become subject to the New EIT Law on its worldwide income. This would cause any income earned by WSP Holdings and FSHL to be subject to China’s 25% EIT. As there is an exemption for any dividends received by a China tax resident company from another tax resident company, such taxable income would not include any dividends from the Chinese subsidiaries.

We have made an assessment of the level of tax authority based on the technical merits for each tax position, including the potential application of interest and penalties, and have measured the unrecognized tax benefits associated with the tax positions. As of December 31, 2009, 2010 and 2011, the Company had additional unrecognized tax benefits of $3,178, $3,698 and nil, respectively, that related to net operating loss carryforwards. The aforementioned liability is recorded as non-current liabilities because the related payment is not anticipated within one year of the balance sheet date. In 2010, the Company had recorded an additional liability for an uncertain tax position related to the government grant received by one of its subsidiaries. We classify interest and/or penalties related to income tax matters in income tax expense. We had additional accrued interest and penalties as of December 31, 2009, 2010 and 2011 of approximately $365,000, $2,558,000 and $944,000, respectively, arising from the unrecognized tax benefit balances for 2007.

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

In November 2010, we entered into another commitment to purchase approximately 600,000 tonnes of iron ore fines for a total amount of $75 million. The commitment for purchase of iron ore fines is to be completed within a period of one year through one or two shipments per month. However, this commitment expired in 2011 through lapse of time, as no shipments were made over the one-year period.

Warranty

We sell the majority of our products to customers along with unconditional repair or replacement warranties for a 12-month period from the date of purchase. We determine the estimated liability for warranty claims based on our historical experience and management’s estimate of the level of future claims. Our provision for warranty claims is derived based on the average percentage of actual warranty claims over our revenues in the past five years. Our estimate of the accrued product warranty claims may change in the near term depending on the significance of our sales to the United States and any unsettled warranty claims. We foresee fewer warranty claims in the future due to the significant decline in our sales to the United States. Estimated costs for product warranties are recognized at the time when revenue is recognized.

Impairment of long-lived assets

We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, we measure impairment by comparing the carrying amount of the asset to future undiscounted net cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the asset, we will recognize an impairment loss based on the fair value of the asset. In 2011, we continued to experience a decline in sales to the United States due to the anti-dumping and countervailing duty imposed on our products, which resulted in a low capacity utilization of our production facilities. In view of these changes in our operating circumstances and the operating losses incurred by certain asset groups, we performed an impairment test for these asset groups namely, WSP China, Liaoyang Seamless, Songyuan Seamless and Mengfeng on December 31, 2011. The future undiscounted net cash flows of the asset groups exceed their carrying amounts and therefore we recognized no impairment loss. We also performed an analysis on potential impairment indicators for three other asset groups, namely, Bazhou Seamless, Houston OCTG and WSP Pipe, and concluded that test of recoverability was not required due to the absence of events or changes indicating that the carrying amounts of these asset groups may not be recoverable.

The impairment test that we performed for certain asset groups on December 31, 2011 was assisted by an independent third party valuation firm. The valuation analysis, which is based on our financial projections, utilizes generally accepted valuation methodologies such as the future undiscounted net cash flows as stipulated under the step one of the two-step process of the relevant authoritative accounting pronouncement. The valuation analysis considers certain principal factors such as the nature, financial and operating results of our business, the global economic outlook in general and the specific economic and competitive elements affecting our business, industry and market, the market-derived investment returns of entities engaged in a similar line of business and returns from other similar types of projects, the stage of development, contemporaneous business plans and relevant financial risks of our business. The valuation analysis also incorporates certain major assumptions concerning the political, legal, fiscal and economic conditions, future movement of exchange rates and interest rates, the availability of financial resources, management competency and availability of key personnel, industry trends and market conditions. Based on the result of the impairment test, the aggregate future undiscounted net cash flows from the reporting units is greater than the sum of carrying value of the relevant reporting units by $662.4 million.

The projected undiscounted cash flow estimate included, among other things, an analysis of projected revenue growth, gross margins, effective tax rates, capital expenditures and working capital requirements. These assumptions are inherently uncertain and subjective. The key assumptions of our cash flow forecasts were consistent with the assumptions that we used in developing our business plan, which included:

•	Net revenues will grow at a CAGR of 0.3% to 7.4% for 2012 through 2019 resulting in sales volume of 410,000 tonnes to 460,000 tonnes of finished products while sales price of finished products per tonne is expected to increase by 0% to 5.0% per annum.

•	Cost of revenues is projected to decrease by 1.4% to 4.1% for all asset groups from 2012 through 2019, except for Songyuan Seamless where cost of revenues is projected to increase by 0.4%, and the cost of revenues represents around 81.4% to 92.7% of sales.

•	Operating expenses as a percentage of net revenues are expected to remain at 2.0% to 10.0% for all asset groups during the projection period.

•	The availability of finance will not be a constraint on the forecasted growth of all asset groups’ related business.

•	There will be no material changes in the existing political, legal, fiscal and economic conditions in China;

•	There will be no material deviation in industry trends and market conditions from economic forecasts.

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

Pursuant to WSP China’s board of directors’ approval on November 21, 2011, WSP China entered into an agreement with a PRC individual to dispose of its entire 51% equity interest in Chaoyang Seamless on January 17, 2012. Accordingly, the assets and liabilities of Chaoyang Seamless are separately reported as “assets and liabilities held for sale” as of December 31, 2011 at the lower of their carrying value or fair value less cost to sell. There have been no impairments related to Chaoyang Seamless and no impairment loss is identified on goodwill for the year ended December 31, 2011.

Accounts receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. Amounts collected on trade accounts receivable are included in net cash provided by operating activities in the consolidated statements of cash flows.

The allowance for doubtful accounts is our estimate of the amount of probable credit losses in our existing accounts receivable. We consider factors such as customer credit-worthiness, past transaction history with the customer and current economic industry trends when we determine the collectability of specific customer accounts. Allowance for doubtful accounts for accounts receivable was $9.8 million, $20.1 million and $22.6 million as of December 31, 2009, 2010 and 2011, respectively. The increase in allowance for doubtful accounts for accounts receivable in 2010 was primarily due to the provision for one customer who failed to meet the repayment schedule. The slight increase in allowance for doubtful accounts for accounts receivable in 2011 was primarily due to an increase in provisions for long overdue debts.

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

Based on the above methods, we determined an equity value of our company using a weighted average and taking into account a lack of marketability discount of approximately 7.76% due to our status as a private company. Our share-based compensation expense was $809,000 for 2009 and nil for both 2010 and 2011.

Internal control over distribution of our products

In the years ended December 31, 2009, 2010 and 2011, we did not have any direct sales to Sanctions Targets.

We sell our products in international markets primarily through independent, non-U.S. distributors who are responsible for interacting with the end customers of our products. We have limited control over the parties to whom these independent distributors resell our products, and certain independent distributors may have sold an insignificant amount of our products to Sanctions Targets. We are aware of an insignificant amount of resales of our products by two non-U.S. and non-affiliated distributor customers to Sudan, a Sanctions Target, during the three years ended December 31, 2011. To the best of our knowledge, in 2009, 2010 and 2011, our indirect sales to Sanctions Targets accounted for approximately 2.3%, 1.1% and 0.6%, respectively, of our net revenues.

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

Results of operations

The following table summarizes the results of our operations for the periods indicated:

	For the year ended December 31,
(in thousands, except percentages)	2009		2010		2011
Net revenues	$577,029	100%	$470,465	100%	686,125	100%
Cost of revenues	(496,656)	(86.1)	(467,400)	(99.3)	(637,615)	(92.9)
Gross profit	80,373	13.9	3,065	0.7	48,510	7.1
Selling and marketing expenses	(18,244)	(3.2)	(20,841)	(4.4)	(34,486)	(5.0)
General and administrative expenses	(44,798)	(7.8)	(67,008)	(14.2)	(61,774)	(9.0)
Impairment on long-lived assets	—	—	(17,055)	(3.6)	—	—
Gain on disposal of subsidiary	—	—	—	—	3,268	0.5
Other operating (expenses) income, net	2,559	0.4	5,446	1.2	2,777	0.4
(Loss) income from operations	19,890	3.4	(96,393)	(20.5)	(41,705)	(6.1)
Interest income (expense), net	(17,026)	(3.0)	(26,043)	(5.5)	(30,609)	(4.5)
Other income	767	0.1	767	0.2	767	0.1
Exchange differences	218	0	(1,484)	(0.3)	(5,144)	(0.8)
(Loss) income before provision for income taxes	3,849	0.7	(123,153)	(26.2)	(76,691)	(11.2)
Provision for income taxes	(2,137)	(0.4)	(9,388)	(2.0)	(99)	0
Net (loss) income before earnings in equity investments	1,712	0.3	(132,541)	(28.2)	(76,790)	(11.2)
Earnings in equity investments	(105)	0	(211)	0	(10)	0
Net (loss) income	1,607	0.3	(132,752)	(28.2)	(76,800)	(11.2)
Less: Net income (loss) attributable to the non-controlling interests	2,568	0.4	13,989	3.0	8,320	1.2
Net (loss) income attributable to WSP Holdings Limited	$4,175	0.7%	$(118,763)	(25.2)%	(68,480)	(10.0)

Year ended December 31, 2011 compared to year ended December 31, 2010

Net revenues

Our net revenues increased by 45.8% from $470.5 million in 2010 to $686.1 million in 2011.

•	API products. Sales of our API products increased by 60.9% from $277.3 million in 2010 to $446.2 million in 2011 primarily due to increases in sales volume and average sales price. Sales volume of our API products increased by 43.8% from 271,986 tonnes in 2010 to 391,088 tonnes in 2011, primarily due to increased demand for our products in both the domestic and international markets as a result of contract wins in South America and increased orders from our primary PRC customers under improved market conditions. The average sales price of our API products increased from $1,020 per tonne in 2010 to $1,141 per tonne in 2011, primarily due to sales of higher-priced API products in both the domestic and international markets.

•	Non-API products. Sales of our non-API products increased by 106.4% from $70.1 million in 2010 to $144.8 million in 2011 primarily due to increases in sales volume and average sales price. Sales volume of our non-API products increased by 92.7% from 37,543 tonnes in 2010 to 72,358 tonnes in 2011, primarily due to increased demand for our products in both the domestic and international markets as a result of increased orders from our primary PRC customers under improved market conditions. The average sales price of our non-API products increased from $1,868 per tonne in 2010 to $2,001 per tonne in 2011 primarily, due to sales of higher-priced non-API products in the international markets.

•	Iron ore. Sales of iron ore was nil in 2011 compared to $31.9 million in 2010 due to our internal lack of iron ore pellet requirements and low market demand for sales of iron ore pellets.

•	Other products. Sales of other products increased by 4.4% from $91.1 million in 2010 to $95.1 million in 2011 due to an increase in sales of unfinished products to meet our customers’ production requirements.

Net revenues from domestic sales increased by 23.7% from $294.9 million in 2010 to $364.9 million in 2011 primarily due to increases in average sales price and total sales volume of our products as a result of increased orders from our primary PRC customers under improved market conditions.

Net revenues from export sales increased by 83.0% from $175.5 million in 2010 to $321.2 million in 2011 primarily due to higher sales volume as a result of improving demand for our products in the international markets, including contract wins in South America, and an increase in the average sales price. Our products in the international market command a price premium and our export prices are usually set based on the prevailing market prices, which are generally higher than the domestic prices.

Cost of revenues

Our cost of revenues increased by 36.4% from $467.4 million in 2010 to $637.6 million in 2011 primarily due to increases in raw materials purchases, utility costs and employee costs as a result of higher production activities and scale of operations. Shipping and handling costs increased by 21.2% from $33.8 million in 2010 to $41.0 million for 2011. Our cost of revenues as a percentage of net revenues decreased from 99.3% in 2010 to 92.9% in 2011. The decrease was primarily attributable to an increase in our average sales prices of our API and non-API products.

Gross profit and gross margin

As a result of the foregoing, our gross profit increased by 1,482.7% from $3.1 million in 2010 to $48.5 million in 2011.

Our gross margin increased from 0.7% in 2010 to 7.1% in 2011, primarily due to higher sales prices of our API and non-API products.

Selling and marketing expenses

Our selling and marketing expenses increased by 65.5% from $20.8 million in 2010 to $34.5 million in 2011, primarily due to increases in sales commissions attributable to higher export sales and provisions for product warranty claims. As a result, our selling and marketing expenses as a percentage of net revenues increased from 4.4% in 2010 to 5.0% in 2011.

General and administrative expenses

Our general and administrative expenses decreased by 7.8% from $67.0 million in 2010 to $61.8 million in 2011, primarily due to decreased legal settlement charges from 2010 to 2011 relating to a legal settlement charge of approximately $7.8 million with a customer in 2010. Our general and administrative expenses as a percentage of net revenues decreased from 14.2% in 2010 to 9.0% in 2011.

Interest expenses, net

Our net interest expense increased by 17.5% from $26.0 million in 2010 to $30.6 million in 2011, primarily due to an increase in borrowings resulted from increased working capital requirements.

Income tax expenses

Our income tax expenses decreased from $9.4 million in 2010 to $0.1 million in 2011, primarily due to a lower tax expense and an increase in deferred tax credits attributable to losses from operations. Our effective tax rate was 0% in 2011, compared to negative 8.0% in 2010, primarily due to decreases in provision of valuation allowance on deferred income tax assets, expenses eligible for tax deductions and unrecognized tax benefits.

Net (loss) income

As a result of the foregoing, we had net loss of $76.8 million in 2011, compared to our net loss of $132.8 million in 2010. Our net margin was negative 11.2% in 2011, compared to negative 28.2% in 2010.

Net (loss) income attributable to WSP Holdings Limited

As a result of the foregoing, net loss attributable to us was $68.5 million for the year ended December 31, 2011, compared to net loss attributable to us of $118.8 million for the year ended December 31, 2010. Net margin attributable to us was negative 10.0% in 2011, compared to negative 25.2% in 2010.

Year ended December 31, 2010 compared to year ended December 31, 2009

Net revenues

Our net revenues decreased by 18.5% from $577.0 million in 2009 to $470.5 million in 2010.

•	API products. Sales of our API products decreased by 33.1% from $414.3 million in 2009 to $277.3 million in 2010 due to decreases in sales volume and average sales price. Sales volume of our API products decreased by 26.3% from 369,266 tonnes in 2009 to 271,986 tonnes in 2010 due to decreased demand for our products particularly in the domestic market. The average sales price of our API products decreased from $1,122 per tonne in 2009 to $1,020 per tonne in 2010, primarily due to the stiff price competition as a result of the oversupply of OCTG products in the domestic market.

•	Non-API products. Sales of our non-API products decreased by 31.4% from $102.2 million in 2009 to $70.1 million in 2010 due to decreases in sales volume and average sales price. Sales volume of our non-API products decreased by 29.0% from 52,877 tonnes in 2009 to 37,543 tonnes in 2010 mainly due to decreased demand for our products in the international markets. The average sales price of our non-API products decreased from $1,933 per tonne in 2009 to $1,868 per tonne in 2010 due to sales of lower priced non-API products in the international markets.

•	Iron ore. Sales of iron ore increased by 59.8% from $20.0 million in 2009 to $31.9 million in 2010.

•	Other products. Sales of other products increased by 124.3% from $40.6 million in 2009 to $91.1 million in 2010 due to an increase in sales of steel billets and unfinished products to meet our customers’ production requirements.

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

Cost of revenues

Our cost of revenues decreased by 5.9% from $496.7 million in 2009 to $467.4 million in 2010. The primary factors driving the decrease in our cost of revenues were the decreases in raw materials purchases, utility costs and labor due to lower production activities and scale of operations. Shipping and handling costs increased by 29.9% from $26.0 million for 2009 to $33.8 million for 2010. Our cost of revenues as a percentage of net revenues increased from 86.1% in 2009 to 99.3% in 2010. The increase was primarily attributable to a decrease in our average sales prices resulted from a lower percentage of net revenues derived from our non-API products in the international markets.

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

Impairment on long-lived assets

In 2010, we experienced a significant decline in sales to the United States due to the anti-dumping and countervailing duties imposed on our products, which resulted in a low capacity utilization of our production facilities. In view of these changes in our operating circumstances and the operating losses incurred by certain asset groups, we performed an impairment test for these asset groups namely, WSP China, Liaoyang Seamless, Songyuan Seamless, Mengfeng and Chaoyang Seamless on December 31, 2010. We recorded an impairment charge of $17.1 million for Chaoyang Seamless in 2010 based on the results of our impairment test. In 2008 and 2009, no impairment charges were recorded as the sum of the expected undiscounted cash flows exceed the carrying amounts of the assets.

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

Net (loss) income

As a result of the foregoing, our net loss was $132.8 million in 2010, compared with net income of $1.6 million in 2009. Our net margin was negative 28.2% in 2010 compared with 0.3% in 2009.

Net (loss) income attributable to WSP Holdings Limited

As a result of the foregoing, net loss attributable to us was $118.8 million for the year ended December 31, 2010, compared with net income attributable to us of $4.2 million for the year ended December 31, 2009. Net margin attributable to us was negative 25.2% compared with 0.7% during the same period.

B.    Liquidity and Capital Resources

Cash flows and working capital

Since 2009, we have experienced a significant decline in sales to the United States due to anti-dumping and countervailing duties on seamless pipes made in China imposed by the United States government. See “Item 8—Financial Information—A. Consolidated Statements and Other Financial Information—Legal proceedings.” Products sold to the United States accounted for 9.0%, 9.7% and 6.3% of our net revenues in 2009, 2010 and 2011, respectively, compared to 34.3% of our net revenues in 2008. As a result, our business operations were adversely affected and we suffered significant operating losses and had working capital deficiencies and negative operating cash flow for the year ended December 31, 2010. In 2011, our business operations continued to be adversely affected by the duties and we suffered significant operating losses and working capital deficiencies. In addition, we had a significant amount of short term borrowings totaling $733.5 million. As of December 31, 2011, we had cash and cash equivalents balance of $27.7 million, restricted cash of $249.8 million, term deposits of $0.3 million and unused bank credit facilities of $54.4 million, which are subject to renewal within the next twelve months.

Future uses of cash will include, among other possible demands:

•	Continuing capital expenditures;

•	Repayment of bank borrowings; and

•	Continuing use of cash in operations

We have taken various actions to conserve cash, procure additional financing and improve the liquidity. Such actions include reducing working capital requirements in operations through reduction of accounts receivables, inventories and other measures and reducing capital spending through delaying or scaling down certain projects. Our ability in meeting future cash flow requirements is dependent on many events outside of our direct control, including, among other things, successful renewal of bank borrowings, additional financing from the banks and capital market, and recovery of demand and selling prices for OCTG products.

In August 2011, one of our subsidiaries entered into a syndicated bank credit facility agreement with two major lead commercial banks and six other participating commercial banks, which provide us with a syndicated bank credit facility of up to RMB3.5 billion ($556.1 million) (with an initial commitment of RMB2.86 billion ($453.9 million)) for a term up to three years from the first drawdown date. The interest will accrue on a daily basis at a rate equal to five percent plus the prevailing interest rate published by the People’s Bank of China on the unpaid principal balance then outstanding.

During the first quarter of 2012, $167.6 million out of $773.5 million bank borrowings outstanding as of December 31, 2011 became due for repayment. We were able to renew $15.0 million and repay $152.6 million out of these borrowings while having obtained new bank borrowings of $129.9 million. While we are required to repay approximately $750.8 million bank borrowings in the remainder of 2012, we believe we will be able to renew a substantial portion of our bank borrowings and bank credit facilities as they fall due. For details on our borrowings, please see “—Borrowings.”

In order to counteract the adverse impact of anti-dumping and countervailing duties imposed by the United States, we have actively pursued new opportunities in other international markets. Since the end of 2010, we secured several new order wins in the international markets such as Venezuela and Ecuador.

In the past, we had significant working capital commitments for purchases of raw materials, which included commitments for purchases of iron ore pellets from an iron ore supplier. However, we foresee no significant or immediate working capital commitments for purchases of iron ore pellets due to the fact that the contractual terms have not been strictly performed by the supplier and us in practice and that certain contractual terms are still subject to further negotiations between we and the supplier. Additionally, we made no purchases from this supplier in 2011 due to our internal lack of iron ore pellet requirements and low market demand for sales of iron ore pellets. Therefore, we expect to maintain a similar level of working capital requirements in 2012 as 2011. We expect that we will be able to meet our working capital requirements in 2012 with cash flows generated from our operations and our credit facilities. For details on our borrowings, please see “—Borrowings.”

The following table sets forth a summary of our cash flows for the periods indicated.

	For the year ended December 31,
(in thousands)	2009	2010	2011
Net cash flows from operating activities	$(116,456)	$(5,142)	$60,791
Net cash flows from investing activities	(120,141)	(71,404)	(187,567)
Net cash flows from financing activities	280,697	(9,776)	97,578
Effect of foreign exchange rate changes on cash and cash equivalents	53	1,760	8,270
Net increase/decrease in cash and bank balances	44,153	(84,562)	(20,928)
Cash and cash equivalents at beginning of the period	89,097	133,250	48,688
Cash and cash equivalents at end of the period included in assets held for sale	—	—	(18)
Cash and cash equivalents at end of the period	$133,250	$48,688	$27,742

Net cash generated from operating activities was $60.8 million in 2011, compared to net cash used in operating activities of $5.1 million in 2010. Net cash generated in 2011 was primarily attributable to net loss of $76.8 million adjusted by depreciation of property, plant and equipment of $38.9 million, an increase in accounts payable in the amount of $139.6 million resulting from our increased purchase of raw materials and increased use of bills payable, a decrease in other payables and accrued expenses in the amount of $5.1 million due to slower operating activities, and an increase in advances from customers in the amount of $1.2 million, partially offset by an increase in accounts receivable in the amount of $49.8 million resulting from increased product sales and an increase in inventories of $7.4 million.

Net cash used in operating activities was $5.1 million in 2010, compared to net cash used in operating activities of $116.5 million in 2009. Net cash used in 2010 was primarily attributable to net loss of $132.8 million adjusted by depreciation of property, plant and equipment of $34.1 million, an increase in accounts payable in the amount of $9.0 million resulting from our increased purchase of raw materials and increased use of bills payable, an increase in other payables and accrued expenses in the amount of $26.2 million due to slower operational activities, and a decrease in advances from customers in the amount of $7.4 million, partially offset by a decrease in accounts receivable in the amount of $0.8 million resulting from decreased product sales and intensified collection activities and a decrease in inventories of $32.5 million resulting from decreased production volume.

Net cash used in operating activities was $116.5 million in 2009. Net cash used in 2009 was primarily attributable to net income of $1.6 million adjusted by depreciation of property, plant and equipment of $29.5 million, a decrease in accounts payable in the amount of $182.6 million resulting from our decreased purchase of raw materials and decreased use of bills payable due to decreased sales volume, a decrease in other payables and accrued expenses in the amount of $9.0 million due to slower operational activities, a decrease in income taxes payable in the amount of $9.8 million due to lower net income and an increase in advances to suppliers in the amount of $8.5 million, partially offset by a decrease in accounts receivable in the amount of $42.0 million resulting from decreased product sales and intensified collection activities and a decrease in inventories of $45.5 million resulting from decreased production volume.

Investing activities

Net cash used in investing activities was $187.6 million in 2011, compared to net cash used in investing activities of $71.4 million in 2010. Net cash used in investing activities in 2011 was primarily attributable to an increase in restricted cash of $104.0 million due to an increase in our use of bank acceptance bills which required cash deposits as security, and an increase in cash used to purchase property, plants and equipment in the amount of $93.4 million related to major capital expenditure projects commenced in prior years.

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

Net cash used in investing activities was $120.1 million in 2009. Net used in investing activities in 2009 was primarily attributable to a decrease in restricted cash of $26.6 million due to a decrease in our use of bank acceptance bills which required cash deposits as security, offset by an increase in cash used to purchase property, plants and equipment in the amount of $132.8 million due to our increased operational scale and production activities.

Financing activities

Net cash generated from financing activities was $97.6 million in 2011, compared to net cash used in financing activities of $9.8 million in 2010. Net cash generated from financing activities in 2011 was primarily attributable to a net increase in long-term bank borrowings in the amount of $105.8 million, offset by a net decrease in short-term bank borrowings in the amount of $8.3 million.

Net cash used in financing activities was $9.8 million in 2010, compared to net cash generated from financing activities of $280.7 million in 2009. Net cash used in financing activities in 2010 was primarily attributable to a net decrease in short-term bank borrowings in the amount of $23.0 million offset by a net increase in long-term bank borrowings in the amount of $38.0 million, and a deferred partial payment for the acquisition of a subsidiary of $17.7 million.

Our net cash generated from financing activities was $280.7 million in 2009. Our net cash generated from financing activities in 2009 was primarily attributable to a net increase in short term borrowing in the amount of $212.5 million for working capital and capital expenditure purpose and the proceeds from long term bank borrowing in the amount of $196.4 million, partially offset by our payment of dividend in the amount of $77.6 million.

Borrowings

We had the following outstanding borrowings as of the dates indicated.

	As of December 31,
(in thousands)	2009	2010	2011
Short-term bank loans	$432,490	$508,355	$714,310
Credit from bills receivable discounted with recourse	66,636	88,191	38,916
Long-term bank loans due for settlement over one year	189,069	135,896	79,354
Long-term bank loan due for settlement within one year	7,322	0	20,315
Total	$695,517	$732,442	$852,895

Our bank and other borrowings increased during the past three years mainly due to the expansion of our production capacity and our working capital requirements.

Our short-term borrowings are used primarily for working capital and capital expenditures purposes. Our outstanding short-term bank borrowings were $714.3 million as of December 31, 2011 as compared to $508.4 million as of December 31, 2010 and $432.5 million as of December 31, 2009. As of December 31, 2009, 2010 and 2011, the average interest rate of our short-term bank loans was 5.2%, 6.0% and 6.2%, respectively. Our short-term bank loans have floating interest rates tied to the benchmark interest rate for loans of similar maturity announced by the People’s Bank of China, or PBOC. As of December 31, 2011, we had outstanding secured loans with an aggregate amount of $781.4 million, which were secured by certain land use rights, buildings, machines and equipment and letters of credit issued by other banks. Our short-term borrowings also include loans not due within one year that were reclassified as short-term borrowings due to technical breaches of these loans.

In August 2011, we entered into a syndicated bank credit facility agreement with two major lead commercial banks and six other participating commercial banks, which provide us with a syndicated bank credit facility of up to RMB3.5 billion ($556.1 million) (with an initial commitment of RMB2.86 billion ($453.9 million) for a term up to three years from the first drawdown date. The interest will accrue on a daily basis at a rate equal to five percent plus the prevailing interest rate published by the People’s Bank of China on the unpaid principal balance then outstanding. This agreement contains financial covenants, which are applicable to one of our major operating subsidiaries, including maintenance of levels of debt to assets ratio not exceeding 72% in 2011, 71% in 2012 and 67% in 2013, minimum sales of RMB4 billion in 2011, RMB4.5 billion in 2012 and RMB5.5 billion in 2013, minimum net profit of RMB80 million in 2011, RMB150 million in 2012 and RMB350 million in 2013, minimum current ratio of 170% in 2011, 180% in 2012 and 180% in 2013, and minimum quick ratio of 120% in 2011, 130% in 2012 and 130% in 2013. As of December 31, 2011, we have drawn down approximately RMB2.63 billion ($417.9 million) out of the total approved loan facility of RMB2.86 billion ($454.4 million). Additionally, under these covenants, we must also meet certain ratios and thresholds at the end of a one-year special observation period from July 1, 2011 to June 30, 2012. These ratios and thresholds include maximum debt to asset ratio of 70%, minimum sales of RMB4.2 billion, minimum net income of RMB100 million, minimum current ratio of 170% and minimum quick ratio of 120%. As of December 31, 2011, our unutilized credit facilities amounted to $54.4 million. During the first quarter of 2012, we have renewed $15.0 million and repaid $152.6 million out of $773.5 million in bank borrowings outstanding as of December 31, 2011. We are required to repay approximately $750.8 million in bank borrowings for the remaining three quarters.

As of December 31, 2011, we had outstanding balance of long-term loans from two local banks of $99.7 million. These loans were obtained pursuant to various loan agreements that we entered into with the two local banks in 2009, 2010 and 2011. The loan agreements have terms ranging from one to six years. We used the loans primarily for project financing purposes. The interest rate will be adjusted periodically in accordance with the benchmark interest rate announced by the PBOC. In 2011, the average interest rate of our long-term loans was 6.0% and all long-term loans were secured loans.

Our facility agreements with certain commercial banks contain various covenants and conditions that limit our ability to conduct our business and restrict us from engaging in certain business activities. Some of these facility agreements include financial covenants, such as debt to assets ratio. Failure to maintain any of the financial covenants or a breach of any other restrictive covenants would result in a default under the relevant facility agreements and entitle the lenders to declare all borrowings outstanding, together with accrued and unpaid interests and fees, to be due and payable. In addition, our failure to comply with the financial or other covenants under the facility agreements could lead us to seek a waiver or an amendment of the covenants contained in the facility agreements, or alternative financing. Any waiver of the covenants in or amendment of the terms of our facility agreements may involve upfront fees, higher annual interest costs and other terms less favorable to us than those currently offered by the existing facilities. Additionally, we may not be able to obtain alternative financing on commercially reasonable terms or terms accepted to us, if at all.

We did not meet certain ratios and thresholds for the year ended December 31, 2011 set forth in the financial covenants in our syndicated bank credit facility agreement. Additionally, we do not expect to meet certain ratio and thresholds for the special observation period set forth in the financial covenants in this facility agreement. We have informed our lenders about our non-compliance with the 2011 financial covenants and our expected non-compliance with the special observation period covenants. We are currently in discussion with these lenders regarding our non-compliance and finding an adequate resolution. Accordingly, we reclassified our long-term loans of $127.9 million from such bank into short-term loans due within one year.

Furthermore, based on the financial position and results of operations of one of our subsidiaries as of and for the year ended December 2009, such subsidiary failed to meet the financial covenant related to maximum debt to asset ratio under facility agreements with two banks. We agreed to implement measures to address these breaches and obtained waivers for these breaches from the two banks. Nonetheless, there was a delay in implementing certain remedial measures required by one bank and we remained non-compliant with relevant financial covenant in 2010, which gave the bank the right to accelerate repayment of the outstanding amount under the relevant facility agreement. The breach of covenant was rectified in April 2011. Notwithstanding the waiver, it was uncertain whether we would be able to meet the covenants in the future, and consequently the corresponding loans were reclassified as current liability. Accordingly, we reclassified our long-term loans of $100.8 million from such bank into short-term loans due within one year. Additionally, another of our subsidiaries, which commenced commercial production in the second half of 2011, is also in breach of its financial covenants under a project loan. Accordingly, we reclassified our long-term loans of $33.0 million from such bank into short-term loans due within one year.

See “Item 3. Key Information—D. Risk Factors—Restrictive covenants under our facility agreements and any future indebtedness may limit the manner in which we operate and an event of default under any of our facility agreements and any future indebtedness may adversely affect our operations; and our financial leverage may hinder our ability to expand and materially affect our results of operations.”

We complied with the financial covenants under our other facility agreements as of December 31, 2011.

Bill financing

In the years ended December 31, 2009, 2010 and 2011 and to date in 2012, we have used a portion of our credit facilities from certain banks as bill financing to fund a portion of our working capital requirements and business operational needs. In addition to serving as a source of capital for our business, bill financing allows us to pass on certain financing costs to our suppliers..

Under their terms, the bill financing facilities should be used to finance trade purchases. However, we entered into certain bill financing arrangements where the amounts of bank and commercial acceptance notes drawn down on the banks under the facilities were greater than our real expectation of purchasing needs from suppliers, which included both our subsidiaries and third parties. Moreover, on some occasions, the same purchase contracts (required for the issuance of bank acceptance notes under the bill financing facilities) were presented to two or more different banks to obtain financing. A portion of the notes we issued to our subsidiaries and third-party suppliers were then presented by the relevant suppliers to the banks for collection of an amount equal to the face value of the notes after deducting interest. Cash received from the notes presented in excess of the actual amount of purchases was then provided to us and utilized for operational purposes.

These bill financing arrangements were not in compliance with the general principles under the PRC Negotiable Instruments Law. However, we continued to enter into other such arrangements in 2011 and in 2012. The cash thereby obtained was then refunded by the suppliers to us. The total amount of the bill financing, being the difference between the aggregate amount of such bank and commercial acceptance notes issued and the aggregate amount of related actual purchases, was approximately RMB1.684 billion ($246.6 million), RMB323.6 million ($48.9 million) and RMB1.419 billion ($225.2 million) in 2009, 2010 and 2011, respectively. Excluding the cash deposits that we paid upfront to the endorsing banks pursuant to the arrangements, the funding we obtained from the banks through this kind of bill financing in 2009, 2010 and 2011 was estimated to be approximately RMB438.2 million ($66.2 million), RMB354.8 million ($54.8 million) and RMB323.6 million ($51.4 million), respectively.

Our management has conducted an assessment, including testing of the design and the effectiveness of our internal control over financial reporting as of December 31, 2011 and identified a material weakness that the control procedures designed to ensure bill financing transactions are in compliance with relevant PRC laws and regulations have not been operating effectively. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting”

In light of the current financial environment and our capital needs, we may continue to rely on such bill financing arrangements as a source of capital for the remainder of 2012. We have sought legal advice from our PRC legal advisor. Considering the relevant factors including, in particular, that we have settled these notes in the past when they were due, and under the assumption that we are able to settle the outstanding notes when they become due, our PRC legal advisor subsequently issued a legal opinion stating that such bill financing arrangements would not result in any criminal or administrative liabilities on us or our senior management or directors, and there would not be any civil liabilities. We have also obtained written confirmations from all endorsing banks that they will not take any legal action against us in connection with the bank and commercial acceptance notes that have been duly settled.

As of the date of this annual report, we have settled all of the bank and commercial acceptance notes involved in bill financing in 2009, 2010 and 2011 that have become due. We expect to settle the notes from bill financing transactions that are outstanding on the date of this annual report when they become due.

Capital expenditures

Our capital expenditures are generally used to purchase buildings, plants and machinery. In 2009, 2010 and 2011, our capital expenditures amounted to $147.6 million, $161.0 million and $93.4 million, respectively.

Our major capital expenditure projects are almost completed and we have taken steps to slow down and eliminate certain expansion plans in view of our current capital conditions. We are in the process of completing the construction of a pipe heat treatment line with an annual processing capacity of 20,000 tonnes in Thailand through our subsidiary, WSP Pipe Ltd. The construction of our pipe heat treatment line with an annual processing capacity of 100,000 tonnes in Liaoyang through our subsidiary, Liaoyang Seamless, is also nearing completion. We estimate that our capital expenditures in 2012 will be approximately $40.0 million mainly attributable to balance of payments due to major capital expenditure projects which commenced in prior years. We have constantly been reevaluating and revising our capital expenditure plan based on the prevailing economic conditions and future expectations, as well as the availability of funding. We will monitor our expansion plans carefully to meet anticipated demand while taking appropriate cost cutting measures to ensure our financial stability.

We will continue to make capital expenditures from time to time to meet the expected growth of our operations. We expect that we will be able to meet our capital expenditures requirements in 2012 with cash flows generated from our operations and a similar level of bank borrowings as in 2011. As of December 31, 2011, our existing bank borrowings and unutilized credit facilities amounted to $852.9 million and $54.4 million respectively. We are monitoring the funding requirement for our capital expenditures and will make necessary adjustments to the capital investments related to our existing projects.

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

We plan to continue to invest in research and development in order to broaden our product offerings, especially with respect to our non-API products. Since 2006, our research and development team has focused on the development of new materials such as 13Cr, 9Cr, super high-intensity tubing and casing as well as hot-rolling processes. As of the date of this annual report, we had 88 patents and 57 pending patent applications in China and had developed several other proprietary processes and technologies as a result of our research and development activities, many of which we have applied in our manufacturing processes and our products. See “Item 4. Information on the Company—B. Business Overview—Intellectual property rights” for more information relating to our patents and patent applications.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2011 to December 31, 2011 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off-Balance Sheet Commitments and Arrangements

As of December 31, 2011, we did not provide any guarantees to banks in respect of banking facilities utilized by third parties. Previously, we provided guarantees to banks in respect of banking facilities utilized by third parties. We recognize the liability for the guarantees at their fair value on the date of entering into the guarantee. These third parties also provided guarantees to us for some of our bank borrowings. Guaranteed parties included our related parties, vendors, processors and other unrelated parties, who had no trading relationship with us. There were no guaranteed balances of outstanding debt arrangements from third parties as of December 31, 2009, 2010 and 2011.

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

F.	Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2011.

		Payment due by period(1)(2)
As of December 31, 2011 (in thousands) (1) (2)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long term debt obligations(3)	$99,669	20,315	$79,354	—	—
Capital lease obligations	—	—	—	—	—
Operating lease obligations	$1,940	$1,097	$837	$6	—
Purchase obligations(4)	$17,915	$17,915	—	—	—

(1)	The above table does not include the unrecognized tax benefits amounting to $12.8 million as the timing of such obligation is not determinable.

(2)	The above table does not include a commitment to purchase a minimum amount of 0.3 million tonnes of iron ore pellets on a yearly basis from 2010 through 2014 as the purchase price of the iron ore pellets under such commitment is not determinable.

(3)	The figures are principal only and do not include interest.

(4)	Represents obligations relating to the production facilities in Wuxi, Liaoyang, Songyuan, Kuerle, Tuoketuo, Houston OCTG and Chaoyang.

G.	Safe Harbor

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

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and executive officers	Age	Position
Longhua Piao	49	Chairman and Chief Executive Officer
Syed Hisham bin Syed Wazir	57	Vice Chairman
Xizhong Xu	43	Director and Assistant General Manager
Weidong Wang	45	Independent Director
Jing Lu	71	Independent Director
Dennis D. Zhu	48	Independent Director
Michael Muhan Liu	49	Independent Director
Baiqin Yu	66	Vice General Manager of Production
Yi Zhang	56	Vice General Manager of Technology
Zongdi Ye	60	Vice General Manager of Machinery
Choon-Hoi Then	55	Chief Financial Officer
Rixin Luo	49	Assistant General Manager of Sales and Marketing
Yanping Dong	49	Assistant General Manager of Administration
Jiaxing Liu	65	Vice General Manager of Human Resources

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

Dennis D. Zhu has been our independent director since November 13, 2007. Since December 2005, Mr. Zhu has been a managing director of Oaktree Capital (Hong Kong) Limited where his major responsibilities include developing and cementing investment opportunities and relationships in Greater China. Mr. Zhu was the chairman of Greater China Operating Committee at JPMorgan Chase from March 2003 to June 2005, and also served with J.P. Morgan Securities (Asia Pacific) Ltd., Beijing representative office from May 2001 to November 2005 as a managing director and from May 1999 to April 2001 as the chief representative. Between 1994 and 1999, Mr. Zhu worked at Credit Suisse First Boston in the Equity Capital Markets and Investment Banking departments as Head of China Businesses. From 1992 to 1994, Mr. Zhu worked at FMC Corporation’s Investment Analysis Department in Chicago. Between 1982 and 1990 Mr. Zhu worked at the PRC Ministry of Finance in Beijing. Mr. Zhu is the independent director and a member of the audit committee of Aluminum Corporation of China Limited, a joint stock limited company based in China principally engaged in mining and production of aluminum and with its shares listed on NYSE (ACH), the Hong Kong Stock Exchange and the Shanghai Stock Exchange. Mr. Zhu is also the independent director of China Forestry Holdings Co., Ltd., a company based in China principally engaged in the management of forests and sales of timber logs with its shares listed on the Hong Kong Stock Exchange. Mr. Zhu obtained an MBA. from the University of Chicago Graduate School of Business in 1993, a master of science degree in economics from the PRC Ministry of Finance Research Institute in Beijing in 1985, and a bachelor degree in economics from the Hebei Institute of Geology in 1982.

Michael Muhan Liu has been our independent director since June 1, 2011. Mr. Liu has been a managing director of East China Capital Investments Ltd., a company mainly involved in investment and financing of mineral resources projects. Since 2009, he has served as a director of China Growth Minerals Ltd., a Hong Kong company mainly involved in the investment in uranium. From 2004 to 2009, he served as a director of International Barytax Resources Ltd., a Toronto listed company involved in the investment of copper exploration projects in Africa. From 2005 to 2008, he served as a director of Pacific Imperial Mines Ltd., a Toronto listed company involved in gold exploration projects in China, and was the Executive Vice President and Chief Financial Officer of this company for two years during such period. From 2001 to 2003, Mr. Liu served as the president of Asia Pacific operations for CNT Corporation, an agriculture company. Mr. Liu received his Master of Arts in Economics from University of New Brunswick, Canada and his Master of Business Administration from University of British Columbia, Canada.

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

B.	Compensation of Directors and Executive Officers

Compensation of directors and executive officers

For the year ended December 31, 2011, the aggregate cash compensation that we paid to our executive officers and directors was approximately $2.3 million. No executive officer is entitled to any severance benefits upon termination of his or her employment with our company.

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

In 2011, our audit committee held meeting or passed resolutions by unanimous written consent four times.

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

In 2011, our compensation committee held meeting or passed resolutions by unanimous written consent once.

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

In 2011, our corporate governance and nominating committee held meeting or passed resolutions by unanimous written consent once.

Special committee

In December 2011, our board of directors formed a special committee of independent directors consisting of Messrs. Dennis D. Zhu, Weidong Wang and Michael Muhan Liu in response to a non-binding proposal letter from HDS, notifying the board of its interest in acquiring all of our shares in a possible going private transaction. See “Item 4. Information on the Company—History and Development of the Company.”

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

As of December 31, 2009, 2010 and 2011, we employed 4,758, 4,744 and 4,799 full-time employees, respectively. The following table sets forth the number of our full-time employees by area as of December 31, 2011.

As of December 31, 2011
Production	3,147
Technical services	416
Quality assurance	501
Logistics	312
General administration	345
Marketing and sales	78
Total	4,799

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

Shares beneficially owned
	Number	%
Directors and executive officers:
Longhua Piao(1)(6)	104,330,000	51.0
Syed Hisham bin Syed Wazir(2)(7)	46,000,000	22.5
Xizhong Xu	*	*
Weidong Wang	-	-
Jing Lu	-	-
Dennis D. Zhu	-	-
Michael Muhan Liu	-	-
Baiqin Yu	*	*
Yi Zhang	*	*
Zongdi Ye	*	*
Choon-Hoi Then	*	*
Rixin Luo	*	*
Yanping Dong(3)	*	*
Jiaxing Liu	*	*
All directors and executive officers as a group(4)	164,748,000	80.4

Principal shareholders:
Expert Master Holdings Limited(5)	104,100,000	50.9
UMW China Ventures (L) Ltd.(6)	45,900,000	22.5
OCM Asia Principal Opportunities Fund, L.P.(7)	14,088,000	6.9

*	Upon exercise of all options exercisable within 60 days of the date of this annual report, would beneficially own 1% or less of our ordinary shares.

(1)	Includes (i) 104,100,000 ordinary shares owned by EMH, which is wholly-owned by Mr. Piao; and (ii) 230,000 ordinary shares issuable upon exercise of options held by Mr. Piao. The business address of Mr. Piao is No. 38 Zhujiang Road, Xinqu, Wuxi, Jiangsu Province, People’s Republic of China.

(2)	Includes (i) 45,900,000 ordinary shares owned by UMW China Ventures (L) Ltd.; and (ii) 100,000 ordinary shares issuable upon exercise of options held by Datuk Syed Hisham bin Syed Wazir, who is UMW Holdings Berhad’s group managing director and chief executive officer. UMW Holdings Berhad is the ultimate owner of UMW China Ventures (L) Ltd. Datuk Syed Hisham bin Syed Wazir disclaims beneficial ownership of all of the shares owned by UMW China Ventures (L) Ltd. The business address of Syed Hisham bin Syed Wazir is UMW Holdings Bhd, Jalan Utas 15/7, 40915 Shah Alam, Selangor, Malaysia.

(3)	Ms. Dong is Mr. Piao’s spouse.

(4)	Includes ordinary shares issuable upon exercise of options held by all of our directors and executive officers as a group.

(5)	EMH is wholly-owned by Mr. Piao. The address of Expert Master Holdings Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(6)	UMW China Ventures (L) Ltd., a corporation incorporated in Labuan, Malaysia, with the address at Brumby House, Jalan Bahasa, P.O. Box 80148, 87011 Labuan F.T. Malaysia, is wholly-owned by UMW Petropipe (L) Ltd., a corporation incorporated in Labuan, Malaysia, with the address at Brumby House, Jafan Bahasa, P.O. Box 80148, 87011 Labuan F.T. Malaysia, which is in turn a wholly-owned subsidiary of UMW Holdings Berhad, a company incorporated in Malaysia and whose shares are listed on the Malaysian Stock Exchange. The address of UMW Holdings Berhad is: 3rd Floor, The Corporate, No.10 Jalan Utas (15/7), Batu Tiga Industrial Estate, 40200 Shah Alam, Selangor Darul Ehsan, Malaysia.

(7)	OCM Asia Principal Opportunities Fund, L.P. is a Cayman Islands exempted limited partnership. The principal business address of OCM Asia Principal Opportunities Fund, L.P. is c/o Oaktree Capital Group Holdings GP, LLC, 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.

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

Other transactions among certain shareholders, their predecessors or subsidiaries

Transactions with Mr. Piao and his affiliates

Based on a building lease agreement dated June 19, 2006 and subsequently amended, WSP China has rented from Wuxi Longhua a piece of land and certain buildings located in Wuxi, China for production and storing purposes, for which we paid $798,000, $805,000 and $844,000 in 2009, 2010 and 2011, respectively. The lease initially expired on August 31, 2009. It was renewed for one year terms and is expiring on August 31, 2012.

In 2009 and 2011, for financing purposes, we utilized our credit facilities by issuing certain bank and commercial acceptance notes to Wuxi Longhua for its presentation to certain PRC banks for discounting and payment before the notes’ maturity dates, and the excess amount obtained through these notes were refunded by Wuxi Longhua to us. In view of the purpose and nature of the transactions, we accounted for them as financing transactions with the banks in our financial statements. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources— Bill financing.”

Wuxi Quanhua Material Co., Ltd., or Quanhua Material, a company controlled by Mr. Quanhua Piao, Mr. Piao’s brother, has been providing logistics services to us on an arm’s length basis during the years ended December 31, 2009, 2010 and 2011, for which we paid the fees of approximately $3.4 million, $1.1 million and $1.7 million, respectively. On January 5, 2007, we entered into a Logistics Framework Agreement with Quanhua Material for the supply of logistics services at fees to be negotiated by the parties on an arm’s length basis. This agreement initially expired on December 31, 2009. It was renewed for one year terms and will expire on December 31, 2012.

Xuyi Aihua Oil Pipe Anticorrosive Product Co., Ltd., or Xuyi Aihua, a company controlled by Mr. Quanhua Piao, has been providing chemical products, such as paint, to us since January 2007. In 2009, 2010 and 2011, we paid approximately $3.4 million, $2.1 million and $3.1 million, respectively, in fees based on prices negotiated on an arm’s length basis. We expect to continue to purchase products from Xuyi Aihua in the future.

Wuxi Eastar Co., Ltd., or Wuxi Eastar, is a limited liability company incorporated in China and controlled by Miss Yanping Dong, Mr. Piao’s spouse. In 2009 and 2011, we sold OCTG products and materials to Wuxi Eastar on arm’s length basis in the amount of approximately $4.6 million and $12,000, respectively. We also purchased equipment from Wuxi Eastar in the amount of approximately $1.1 million, $20.5 million and $6.3 million for the years ended December 31, 2009, 2010 and 2011 on an arm’s length basis.

Wuxi Bright Wanbang Oil & Gas Anticorrosion Co., Ltd., or Wuxi Wanbang, an investee company in which we hold a 29% equity interest, provided certain anticorrosion services to us on an arm’s length basis, which amounted to $4.0 million, $3.3 million and $6.4 million in fees for the years ended December 31, 2009, 2010 and 2011. In addition, Wuxi Wanbang purchased raw materials from us on an arm’s length basis, which amounted to approximately $1.4 million, $2.3 million and $3.4 million for the years ended December 31, 2009, 2010 and 2011, respectively.

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

On January 26, 2011, Mr. Piao, along with another subsidiary of our company, entered into guarantees in favor of Bangkok Bank Public Company Limited, or Bangkok Bank, in consideration of Bangkok Bank’s granting of credit and other banking facilities to WSP Pipe in an aggregate principal sum of Baht 705,000,000 and $63,000,000 (the “Bangkok Loan”). Pursuant to this guarantee, Mr. Piao has guaranteed the payment obligations of WSP Pipe for the indebtedness of WSP Pipe when due under the Bangkok Loan together with the interest accrued thereon and related fees and charges.

Other related party transactions

Liaoning Daxing Steel Pipes Co., Ltd and related companies, or Liaoning Daxing Group, is a group of companies which holds a 30% equity interest in Liaoyang Seamless. In 2009, 2010 and 2011, Liaoning Daxing Group provided transportation services to us on an arm’s length basis for approximately $187,000, $176,000 and $528,000, respectively. We purchased electricity power supply from Liaoning Daxing Group on an arm’s length basis for approximately $104,000 and $127,000 in 2009 and 2010, respectively. We also rented vehicles from Liaoning Daxing Group on an arm’s length basis for approximately $33,000, $23,000 and $41,000 for the years ended December 31, 2009, 2010 and 2011, respectively. In 2010, we purchased plant premises from Liaoning Daxing Group on an arm’s length basis for approximately $4.2 million. In 2011, we purchased a motor vehicle from and sold a motor vehicle to Liaoning Daxing Group on arm’s length basis for approximately $16,000 and $30,000, respectively.

In 2010, for financing purposes, we utilized a portion of our credit facilities as bill financing by issuing certain bank and commercial acceptance notes to Liaoning Daxing Group. Taking into consideration their purpose and nature, we accounted for these transactions as financing transactions with the banks in our financial statements. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources— Bill financing.”

In 2011, we sold $19,000 in waste materials to Liaoning Daxing Group.

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

In May 2007, Frank H. Migl and several other plaintiffs brought a lawsuit against Watson Pipe, Inc., Atlas Tubular, L.P., Halliburton Energy Services, Inc. and Xxtreme Inspection in the District Court of Lavaca County, Texas. The plaintiffs alleged that a casing pipe ruptured in one of plaintiffs’ oil and gas wells, which caused over $7.0 million in damages. In 2008, the plaintiffs amended the petition to add WSP China as a defendant, and one of the defendants filed a petition against WSP China as third-party defendant, alleging that WSP China supplied the defective products for the operation. We have denied the claims and intend to vigorously defend ourselves against the claims. In January 2011, this case was settled for $0.8 million.

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

In May 2010, Chesapeake Energy Corporation and certain other parties, as the plaintiffs, brought a lawsuit against WSP China and certain other parties in the District Court of Desoto Parish, Louisiana, alleging that WSP China supplied a defective casing pipe, which caused a failed operation in an oil and gas well. We intend to vigorously defend ourselves against the claims. We anticipate that this case will go to trial in the first quarter of 2013. In connection with this case, certain landowners who were affected by the failed oil and gas well operation mentioned above filed a lawsuit against Chesapeake Energy Corporation in the District Court of Desoto Parish, Louisiana in November 2009. Such landowners claimed damages up to $50,000 for each of them and their minor children in a group of 36 individuals. In May 2010, the landowners amended the petition to name WSP China as a co-defendant in the lawsuit. The trial date for this case is expected to be in the second quarter of 2013.

In connection with a lawsuit brought by Mewbourne Oil Company against Trident Steel Corporation for selling defective casing pipes, in August 2010, Trident Steel Corporation filed a third-party petition against Minmetals, Inc. and WSP China in the District Court of Lipscomb County, Texas, stating that it fulfilled the Mewbourne Oil Company’s purchase order using the casing pipes manufactured by Minmetals, Inc. and WSP China and seeking indemnification from Minmetals, Inc. and WSP China for breach of warranty. The total amount of indemnification is unclear now. We have denied the claims and intend to vigorously defend ourselves against the claims. The trial date for this case is expected to be in November 2012.

In March 2011, Cimarex Energy Co. filed a lawsuit against us, WSP China, Houston OCTG and other defendants in Nueces County, Texas, seeking total damages in the amount of $11.0 million resulting from defects in casing pipes provided by us. We have denied the claims and intend to vigorously defend ourselves against the claims. In March 2012, this case was settled for $5.0 million.

Except as disclosed above, we are not currently a party to any other material legal or administrative proceedings. However, we are, from time to time, a party to various legal or administrative proceedings arising in the ordinary course of our business.

Dividend policy

From time to time, we have paid dividends to shareholders. We declared a dividend of $15.0 million in January 2005, which was in turn contributed by our shareholders to increase the registered capital of WSP China. We declared dividends in aggregate of $28.8 million in June 2006 and August 2006 and $32.5 million in October 2007. In March 2009, we declared a cash dividend in the amount of $0.15 per ordinary share, or $1.50 per ADS, and a one-time special cash dividend in the amount of $0.225 per ordinary share, or $2.25 per ADS, out of our annual profits for the years ended December 31, 2007 and 2008.

In March 2009, our board also approved our dividend policy to declare annual dividend in the range of 30% to 50% of our annual profit going forward. Our board of directors has complete discretion on whether to pay dividends, subject to the approval of our shareholders. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our board of directors may deem relevant. The timing and amount of dividend payments are subject to the discretion of our board of directors and is dependent upon various factors, including our cash flow and working capital requirements, as well as the withholding tax obligations under the New EIT Law. Depending on future events and other changes in the regulatory environment or the business climates, our board of directors may determine at a later time to change our dividend policy.

Cash dividends on our ADSs, if any, will be paid in U.S. dollars.

B.	Significant Changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9.	The Offer and Listing

A.	Offering and Listing Details.

Our ADSs are listed on the New York Stock Exchange under the symbol “WH”. From December 6, 2007 to February 14, 2012, each ADS represented two ordinary shares. Effective on February 15, 2012, each ADS represented ten ordinary shares. All ADS trading prices on the New York Stock Exchange set forth in this annual report, including historical trading and closing prices, have been adjusted to reflect the new ADS to ordinary shares ratio of ten ordinary shares to one ADS.

The following table sets forth the high and low trading prices of our ADSs for the period indicated:

	Trading Price
	High	Low
Annual High and Low
2007 (from December 6)	47.50	40.80
2008	46.20	18.25
2009	37.50	11.15
2010	17.40	5.00
2011	8.35	1.05
Quarterly High and Low
First Quarter 2010	17.40	12.75
Second Quarter 2010	14.95	7.75
Third Quarter 2010	10.95	5.25
Fourth Quarter 2010	8.45	5.00
First Quarter 2011	7.30	5.80
Second Quarter 2011	8.35	3.70
Third Quarter 2011	4.55	1.62
Fourth Quarter 2011	3.00	1.05
First Quarter 2012	2.47	1.80
Monthly High and Low
October 2011	3.00	1.05
November 2011	2.35	1.75
December 2011	2.60	1.75
January 2012	2.37	2.10
February 2012	2.47	1.80
March 2012	2.06	1.91
April (through April 27), 2012	1.98	1.06

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs, each representing ten ordinary shares, have been listed on the New York Stock Exchange since December 6, 2007 under the symbol “WH.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The following are summaries of the material provisions of our amended and restated memorandum and articles of association, as well as the Companies Law (2011 Revision) of the Cayman Islands, which is referred to as the Companies Law below, in so far as they relate to the material terms of our shares. This summary is not complete, and you should read our amended and restated memorandum and articles of association.

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

Any shareholder may petition the Grand Court of the Cayman Islands that may make a winding up order, if the court is of the opinion that it is just and equitable that we should be wound up, or, as an alternative to a winding up order, (a) an order regulating the conduct of our affairs in the future, (b) an order requiring us to refrain from doing or continuing an act complained of by the shareholder petitioner or to do an act which the shareholder petitioner has complained it has omitted to do, (c) an order authorising civil proceedings to be brought in our name and on our behalf by the shareholder petitioner on such terms as the Court may direct, or (d) an order providing for the purchase of the shares of any of our shareholders by other shareholders or us and, in the case of a purchase by us, a reduction of our capital accordingly.

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

People’s Republic of China taxation

Prior to January 1, 2008, under the Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprises then in effect, any dividends payable to non-PRC investors were exempt from any PRC withholding tax. In addition, under the then effective PRC laws, any dividends payable, or distributions made by us to holders or beneficial owners of our ADSs were not subject to any PRC tax, provided that the holders or beneficial owners have not been physically resident in China for a period of one year or more and have not become subject to PRC tax.

In March 2007, the PRC National People’s Congress passed the New EIT Law, and in December 2007, the State Council promulgated the implementing rules of the New EIT Law, both of which became effective on January 1, 2008. Under the New EIT Law, enterprises established under the laws of non-PRC jurisdictions, but whose de facto management body is located in China, may be treated as resident enterprises for PRC tax purposes. The New EIT Law and its implementing rules are relatively new and ambiguous in terms of some definitions, requirements and detailed procedures, and currently no official interpretation or application of this new resident enterprise classification is available. Therefore, it is unclear as to how tax authorities will determine tax residency based on the facts of each case. All of our management members reside in China. If WSP Holdings or FSHL is treated as a resident enterprise for PRC tax purposes, their worldwide income will be subject to PRC income tax at the 25% uniform tax rate, which will include any dividend income we receive from our subsidiaries, unless such dividend income is otherwise exempted from taxable income under the New EIT Law.

Moreover, the New EIT Law and its implementing rules provide that an income tax rate of 10% will be applicable to dividends payable to non-PRC shareholders that are derived from sources within China, unless a tax treaty exists between China and the relevant jurisdictions where such non-PRC shareholders reside and such treaty provides for a reduction or exemption of the relevant tax. We are a Cayman Islands holding company and our income mainly comes from dividends we receive from our subsidiaries, primarily from those located in the PRC. Since the New EIT Law and its implementing rules are relatively new and ambiguous in certain aspects, there is uncertainty as to how this New EIT Law will be implemented and whether the dividends we pay to our non-PRC shareholders will be subject to the 10% income tax. If we are required under the New EIT Law to withhold PRC income tax on such dividends, your investment in our ADSs may be materially and adversely affected. In addition, in 2009, FSHL was recognized by relevant tax authorities as a tax resident company in the Hong Kong Special Administrative Region. As a result, a withholding tax at 5% will be applicable on China dividends paid to FSHL.

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

United States federal income taxation

The following discussion describes the material U.S. federal income tax consequences under present law to U.S. Holders (defined below) of an investment in the ADSs or ordinary shares. This discussion applies only to U.S. Holders that hold the ADSs or ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This discussion is based on the federal income tax laws of the United States as in effect on the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

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

INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE AND LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSS OR ORDINARY SHARES.

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply if you are the beneficial owner of ADSs or ordinary shares and you are, for U.S. federal income tax purposes:

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

With respect to non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2013, dividends may be taxed as qualified dividend income at the lower applicable capital gains rate provided that specified conditions are satisfied, including (1) the ADSs or ordinary shares, as applicable, are readily tradable on an established securities market in the United States, (2) we are not a passive foreign investment company (as discussed below) with respect to the U.S. Holder for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) such holder meets specified holding period and other requirements. We expect the ADSs will continue to be listed on the New York Stock Exchange, and if so, the ADSs will be treated as readily tradable on an established securities market in the United States for purposes of clause (1). You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares, as well as the effects of any change in applicable law after the date of this annual report.

Dividends will generally constitute foreign source income for foreign tax credit limitation purposes. If the dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced applicable rate divided by the highest rate of tax normally applicable to dividends. PRC taxes withheld from dividends on the ADSs or ordinary shares at a rate not exceeding the rate provided for in the treaty between China and the United States will be creditable against your US federal income tax liability, subject to applicable restrictions and limitations that may vary depending upon your individual circumstances. Instead of claiming a credit, you generally may elect to deduct such PRC taxes in computing your taxable income, subject to generally applicable limitations. Such election would then apply to all of your applicable foreign taxes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the ADSs or ordinary shares will generally constitute “passive category income” but could, in the case of some U.S. Holders, constitute “general category income.” The rules governing foreign tax credits are complex. Therefore, you should consult you own tax advisors regarding the availability of foreign tax credits in your particular circumstances.

Taxation of disposition of ADSs or ordinary shares

Subject to the passive foreign investment company rules discussed below, you will recognize capital gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized for the ADS or ordinary share and your tax basis in the ADS or ordinary share. If you are a non-corporate U.S. holder, including an individual U.S. Holder, you may be eligible for reduced tax rates if you have held the ADSs or ordinary shares for more than a year. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, subject to exceptions and limitations.

Passive foreign investment company

Based on the market price of our ADSs, the value of our assets, and the composition of our income and assets, we do not believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2011. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the U.S. Internal Revenue Service will not take a contrary position. A non-U.S. corporation is considered a PFIC for U.S. federal income tax purposes, for any taxable year if either:

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

We must make a separate determination each year as to whether we are a PFIC. As a result, it is possible that our PFIC status will change in the current taxable year ending December 31, 2012, or a future taxable year. The relative percentage of our passive income compared to our active income has varied significantly year to year, including as a result of decreases in our gross profit from the sales of goods as a percentage of our gross income. For purposes of the income test, our gross income from the sales of goods is generally reduced by our cost of goods sold. Therefore, for example, if our cost of goods sold were to increase without an offsetting increase in our revenues from the sale of the related goods, or if our revenues decrease without an offsetting decrease in our cost of goods sold, we may become a PFIC under the income test. In addition, because the total value of our assets for purposes of the asset test generally will be calculated using the market price of our ADSs and ordinary shares, our PFIC status will depend in large part on the market price of our ADSs and ordinary shares. Accordingly, it is possible that fluctuations in the market price o f the ADSs and ordinary shares will result in our being a PFIC for any year. If we are a PFIC for any year during which you hold ADSs or ordinary shares, you generally will continue to be required to treat us as a PFIC for all succeeding years during which you hold such ADSs or ordinary shares. In addition, if we are a PFIC for any taxable year and any of our foreign subsidiaries is also a PFIC, a U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the subsidiary PFIC for purposes of the rules governing PFICs. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

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

Inflation

According to the National Bureau of Statistics of China, China’s overall national inflation rate, as represented by the general consumer price index, was approximately -0.7% in 2009, 3.2% in 2010 and 5.4% in 2011. Inflation in China has not materially impacted our results of operations in recent years, but we can provide no assurance that we will not be affected in the future.

Interest rate risk

Our exposure to interest rate risk primarily relates to the interest rates for our outstanding debt and the interest income generated by excess cash invested in liquid investments with original maturities of three months or less. As of December 31, 2011, we had short-term and long-term bank loans in the amount of $734.6 million and $79.4 million, respectively. Our short-term bank loans and long-term borrowings are subject to floating interest rates. As of December 31, 2011, our total borrowings amounted to $852.9 million with interest rates varying from 2.0% to 11.0% for the year ended December 31, 2011. Assuming the principal amount of the outstanding bank borrowings remains approximately the same as of December 31, 2011, a 1% increase in each applicable interest rate would add approximately $8.5 million to our interest expenses for the year ended December 31, 2011. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates.

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

On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy caused the Renminbi to appreciate approximately 21.5% against the U.S. dollar over the following three years. Between July 21, 2005 and March 23, 2012, the RMB appreciated by approximately 23.9% against the U.S. dollar, although the pace of appreciation was uneven during the period. It is difficult to predict how long the current situation may last and when and how it may change again.

Because a substantial portion of our costs and expenses is denominated in Renminbi, a resumption of the appreciation of the Renminbi against the U.S. dollar would further increase our costs in U.S. dollar terms. In addition, as we rely entirely on dividends paid to us by our operating subsidiaries in China, any significant depreciation of the Renminbi against the U.S. dollar may have a material adverse effect on our revenues and financial condition, and the value of, and any dividends payable on, our ordinary shares. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our common shares or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. The Renminbi appreciated by approximately 4.7% against the U.S. dollar in 2011. Based on the amount of our U.S. dollar-denominated financial assets as of December 31, 2011, a 10% decrease in the exchange rate of the U.S. dollar against the Renminbi would have resulted in a decrease of approximately $102.8 million in the value of our U.S. dollar-denominated financial assets at December 31, 2011.

We have been monitoring and managing our foreign exchange exposure as an integral part of our overall risk management program. We maintain a foreign currency risk management strategy that uses forward contracts to limit the effects of foreign exchange rate fluctuations on financial results, when necessary. For instance, in July 2008, we entered into a series of monthly forward foreign exchange contracts with Standard Chartered Bank (China) Limited, pursuant to which Standard Chartered Bank agreed to purchase from WSP China a total of $120.0 million in U.S. dollar in exchange for certain amount of RMB at a fixed exchange rate. We settled these contracts in 2009 and have not entered into any new contracts. In accordance with ASC 815-10, “Derivatives and Hedging”, we apply the marked-to-market rules and recognize gains or losses resulted from changes in the fair value of the forward contracts in the consolidated statements of operations. See also “Item 3D. Key Information—Risk Factors—Risks Related to Doing Business in China—Fluctuations in exchange rates could adversely affect our business as well as result in foreign currency exchange losses.”

Commodity price risk

We are exposed to market risk of price fluctuations related to the purchase of raw materials, especially round steel billets. We purchase round steel billets directly from suppliers in PRC. In order to secure a steady supply of round steel billets, in December 2006, we entered into a five-year cooperation agreement with Wuxi Xuefeng, under which Wuxi Xuefeng was committed to supply us with 300,000 to 600,000 tonnes of round steel billets per year. The purchase price was subject to the parties’ periodic negotiations. This agreement expired in 2011 and going forward, we expect to fulfill our requirements for round steel billets through individual purchase orders from Wuxi Xuefeng on an as needed basis. We also purchase round steel billets from other PRC suppliers at market prices. We do not use any commodity derivatives to manage our commodity price risks.

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

Fees payable by the depository to us

Prior to 2012, our depositary reimbursed us certain expenses we incurred that were related to establishment and maintenance of the ADR program, including investor relations expenses and exchange application and listing fees. The depositary deducted the reimbursed expenses from the amount of fees payable to us, which we record as other income. We received from the depositary reimbursement of $114,000, $692,000 and nil for the years ended December 31 2009, 2010 and 2011, respectively, for certain reasonable expenses related to our ADS program. In February 2012, as a result of change in the ratio of our ADSs to ordinary shares from one ADS representing two ordinary shares to one ADS representing ten ordinary shares, we agree to pay our depositary annual service fees going forward and an aggregate of $2.2 million in installments for reimbursements we received from the depositary in the past.

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

Our management has conducted an assessment, including testing of the design and the effectiveness of our internal control over financial reporting as of December 31, 2011. In making its assessment, management used the criteria in “Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.” Based on this evaluation, our chief executive officer and chief financial officer concluded that our internal control over financial reporting was not effective due to three material weaknesses, as defined by Auditing Standard 5, “An Audit of Internal Control Over Financial Reporting That Is Integrated with An Audit of Financial Statements.” See “Item 15. Control and Procedures”. The material weaknesses identified were: (1) that the control procedures to ensure that a type of sales transaction involving trading in iron ore is appropriately communicated internally and in a timely manner and approved by senior management have not been designed and implemented, (2) that the control procedures designed to ensure bill financing transactions are in compliance with relevant PRC laws and regulations have not been operating effectively (see “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business—We entered into certain bill financing arrangements which were not in compliance with relevant PRC laws and regulations, and we cannot assure you that there will not be any legal or regulatory action taken against us which would result in material adverse effect on our business conditions and cash flows” and “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Bill Financing”) and (3) that we did not have sufficient skilled resources available for the purposes of financial reporting and internal audit. We have designed certain control measures for proper implementation to address these material weaknesses and will monitor the status of implementation to ensure that these control procedures are operating effectively.

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

We will also strengthen the resources by recruiting more accounting personnel with sufficient experience and qualification and by enhancing training provided to our staff for the purposes of financial reporting and internal audit.

Changes in internal controls over financial reporting

There were no adverse changes in our internal controls over financial reporting that occurred during the year ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

Deloitte Touche Tohmatsu CPA Ltd., or DTTC, audited our financial statements for each of the years ended December 31, 2009 and 2010. We changed our independent auditor for the year ended December 31, 2011 from DTTC to MB. The change was driven by fee considerations as part of our recent cost reduction measures and approved by our audit committee and the board of directors, and further approved by our shareholders on December 23, 2011.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by DTTC and MB, for the periods indicated.

(in thousands)	2009(3)	2010	2011
Audit fees(1)	$1,868	$1,626	1,279
Audit-related fees	—	—	—
Tax-related fees(2)	$68	$15	—

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditor for the audit of the consolidated financial statements and of the effectiveness of internal control over financial reporting, statutory audits of certain subsidiaries, reviews of the quarterly financial statements, procedures related to registration statement filed with the SEC.

(2)	“Tax-related fees” means the aggregate fees billed for tax compliance, tax advice, and tax planning services.

(3)	In 2009, a member firm of DTTC provided audit and tax-related services to one of our subsidiaries for a fee of $370,000 and $350,000 respectively, in addition to the fees disclosed in the table above.

The policy of our Audit Committee is to pre-approve all audit and non-audit services provided by our independent auditor, including audit services, audit-related services, tax services and other services as described above, other than those for de minimus services which are approved by the Audit Committee prior to the completion of the service.

Item 16D.	Exemptions From the Listing Standards for Audit Committees

None.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The table below is a summary of the shares repurchased by us as of the date of this annual report. All shares were purchased in the open market.

Period	Total Number of ADSs(1) Purchased	Average Price Paid per ADS(1)	Total Number of ADSs Purchased as Part of Publicly Announced Plan(2)	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Plan(2)
March 1, 2010 to March 31, 2010	14,220	$13.67	14,220	$9,803,415.90
April 1, 2010 to April 30, 2010	127,237	$14.02	127,237	$8,196,597.03
Total	141,457	$13.99	141,457	$8,196,597.03

(1)	Each of our ADSs represents ten ordinary shares.

(2)	The repurchase plan was approved by the board of directors on November 25, 2009 and provides for the repurchase of up to $10 million of our ordinary shares.

We have cancelled all the ADSs repurchased and their underlying ordinary shares.

Item 16F.	Change in Registrant’s Certifying Accountant

Effective November 2011, we ended the engagement of DTTC as our independent registered accounting firm. MB was then engaged as our independent registered public accounting firm for the fiscal year ended December 31, 2011. The change was approved by our audit committee, our board of directors and our shareholders.

The audit report of DTTC on the consolidated financial statements of our company as of and for the years ended December 31, 2009 and 2010 expresses an unqualified opinion and includes an explanatory paragraph relating to substantial doubt about the Company’s ability to continue as a going concern.

During the two fiscal years ended December 31, 2010 and through December 31, 2011, we did not have any “disagreement,” as that term is defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F, with DTTC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures that, if not resolved to the satisfaction of DTTC, would have caused them to make reference to the subject matter of the disagreement in connection with its report on our consolidated financial statements for the two fiscal years ended December 31, 2010.

During the two fiscal years ended December 31, 2010 and through December 31, 2011, there were no “reportable events” (hereinafter defined) requiring disclosure pursuant to Item 16F(a)(1)(v) of Form 20-F, except that the audit reports of DTTC on the effectiveness of our internal control over financial reporting as of December 31, 2009 and 2010 contained an adverse opinion because of material weaknesses.

During the two fiscal years ended December 31, 2010 and through December 31, 2011, neither we nor anyone on our behalf consulted MB regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, nor has MB provided to us a written report or oral advice that MB concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a “disagreement” with DTTC, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F, or a “reportable event,” as that term is described in Item 16F(a)(1)(v) of Form 20-F.

We provided a copy of this disclosure to DTTC and requested that DTTC furnish us with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the statements made above, and if not, stating the respects in which it does not agree. A copy of DTTC’s letter dated April 30, 2012 is attached herewith as Exhibit 4.10.

Item 16G.	Corporate Governance

We believe that there are no significant differences between our corporate governance practices and those of U.S. domestic companies under the listing standards of the New York Stock Exchange.

PART III

Item 17.	Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.	Financial Statements

The consolidated financial statements of WSP Holdings Limited and its subsidiaries are included at the end of this annual report.

Item 19.	Exhibits

1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 1.1 of our Annual Report on Form 20-F/A (File No. 001-33840), filed with the Securities and Exchange Commission on June 30, 2008).

2.1	Registrant’s specimen American depositary receipt (included in Exhibit 2.3) (incorporated by reference to Exhibit 4.3 of Amendment No. 1 to our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 20, 2007).

2.2	Registrant’s specimen certificate for ordinary shares (incorporated by reference to Exhibit 4.2 of our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 13, 2007).

2.3	Deposit Agreement, dated as of December 6, 2007, among the Registrant, the depositary and holder of the American depositary receipts (incorporated by reference to Exhibit 4.3 of Amendment No. 1 to our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 20, 2007).

4.1	2007 Share Incentive Plan (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 13, 2007).

4.2	Form of Employment Agreement between the Registrant and a Senior Executive Officer of the Registrant (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 13, 2007).

4.3	English translation of Framework Agreement, dated January 5, 2007, between Wuxi Seamless Oil Pipes Company Limited and Wuxi Aihua Chemical Industry Co., Ltd. (incorporated by reference to Exhibit 10.20 of our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 13, 2007).

4.4	English translation of Asset Transfer Agreement, dated January 31, 2007, between Wuxi Seamless Oil Pipes Company Limited and Hailong Drill Pipe (Wuxi) Co., Ltd. (incorporated by reference to Exhibit 10.21 of our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 13, 2007).

4.5	English translation of Joint Venture Agreement, dated March 27, 2008, between First Space Holdings Limited and Liaoning Steel Pipe Co., Ltd. (incorporated by reference to Exhibit 4.39 of our Annual Report on Form 20-F (File No. 001-33840), filed with the Securities and Exchange Commission on June 12, 2008).

4.6	English translation of Equity Transfer Agreement, dated July 24, 2008, between Hebei Bishi Industry Group Co., Ltd. and Wuxi Seamless Oil Pipes Co., Ltd. regarding Inner Mongolia Tuoketuo County Mengfeng Special Steel Co., Ltd. (incorporated by reference to Exhibit 4.20 of our Annual Report on Form 20-F (File No. 001-33840), filed with the Securities and Exchange Commission on May 5, 2009)

4.7	English translation of the Syndicated Line of Credit and Loan Agreement, dated August 29, 2011, between Wuxi Seamless Oil Pipes Co. Ltd. and Bank of China, Agricultural Bank of China as lead banks and six other participating commercial banks (incorporated by reference to Exhibit 4.11 of our Annual Report on Form 20-F (File No. 001-33840), filed with the Securities and Exchange Commission on September 14, 2011)

4.8*	English translation of the Shares Sale and Purchase Agreement, dated January 17, 2012, between Wuxi Seamless Oil Pipes Co. Ltd. and Liming Zhou

4.9*	Guarantee, dated January 26, 2011, between Longhua Piao and Bangkok Bank Public Company Limited

4.10*	Letter dated April 30, 2012 from Deloitte Touche Tohmatsu CPA Ltd.

8.1*	Subsidiaries of the Registrant.

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 13, 2007).

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Deloitte Touche Tohmatsu CPA Ltd.

15.2*	Consent of MaloneBailey LLP

*	Filed with this Annual Report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WSP Holdings Limited

By:	/s/ Longhua Piao
Name: Longhua Piao
Title: Chairman and Chief Executive Officer

Date: April 30, 2012

WSP HOLDINGS LIMITED

Report of Independent Registered Public Accounting Firm
and Financial Statements
For the years ended December 31, 2009, 2010 and 2011

WSP HOLDINGS LIMITED

WSP HOLDINGS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
WSP Holdings Limited

We have audited the accompanying consolidated balance sheet of WSP Holdings Limited and its subsidiaries (collectively, the “Company”) as of December 31, 2011 and the related consolidated statements of operations, changes in stockholders’ equity and comprehensive income, and cash flows for the year then ended. We have also audited the condensed parent company financial statements for the year ended December 31, 2011 included in Schedule I. These consolidated financial statements and condensed parent company financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and the condensed parent company financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2011, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related parent company financial statements included in Schedule I, when considered in relation to the consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2(a) to the consolidated financial statements, the fact that the Company suffered significant operating loss and had working capital deficiency while a significant amount of short-term borrowings is required to be refinanced raises substantial doubt about the Company’s ability to continue as a going concern. Management’s plans and actions in regard to these matters are further described in Note 2(a). The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ MALONEBAILEY, LLP
www.malone-bailey.com
Houston, Texas
April 30, 2012

WSP HOLDINGS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF WSP HOLDINGS LIMITED

We have audited the accompanying consolidated balance sheet of WSP Holdings Limited and its subsidiaries (the “Company”) as of December 31, 2010 and the related consolidated statements of operations, changes in equity and comprehensive income, and cash flows for each of the two years ended December 31, 2010 and the related financial statement schedule included in Schedule I. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2010 and the results of its operations and its cash flows for each of the two years ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to such consolidated financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The fact that the Company suffered significant operating loss and had working capital deficiency and negative operating cash flow while a significant amount of short-term borrowings is required to be refinanced raises substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Deloitte Touche Tohmatsu CPA Ltd.
Beijing, the People’s Republic of China
September 14, 2011

WSP HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS
(In U.S. dollar thousands, except for share and share-related data)

	As of December 31, 2010	As of December 31, 2011
Assets
Current assets:
Cash and cash equivalents	$48,688	$27,742
Restricted cash	142,027	249,812
Term deposit	303	286
Accounts and bills receivable, net of allowance for doubtful accounts of $20,057 and $22,593 in 2010 and 2011, respectively	199,970	260,139
Advances to suppliers	17,123	19,229
Inventories, net	240,713	242,240
Prepaid lease payments for land use rights, current	766	761
Income taxes receivable	1,080	763
Prepaid expenses and other current assets	33,506	40,336
Amounts due from related parties	799	148
Assets held for sale	—	20,314
Deferred income tax assets	7,460	4,792
Total current assets	692,435	866,562
Property, plant and equipment, net	536,942	653,783
Intangible assets, net	244	108
Goodwill	428	—
Prepaid lease payments for land use rights, non-current	33,752	32,957
Deposits for acquisition of property, plant and equipment	60,882	4,070
Equity-method investment	787	817
Deferred income tax assets, non-current	5,592	12,819
Total assets	$1,331,062	$1,571,116

WSP HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS — continued
(In U.S. dollar thousands, except for share and share-related data)

	As of December 31, 2010	As of December 31, 2011
Liabilities and equity
Current liabilities:
Accounts payable	$176,379	$307,740
Advances from customers	5,432	6,825
Amounts due to related parties	11,070	17,939
Accrued expenses and other current liabilities	86,761	88,377
Income taxes payable	733	424
Borrowings — due within one year	596,546	773,541
Product warranty	1,035	2,595
Liabilities held for sale	—	47,559
Total current liabilities	877,956	1,245,000
Borrowings — due after one year	135,896	79,354
Deferred income tax liabilities, non-current	2,616	2,617
Unrecognized tax benefits	11,819	12,763
Total liabilities	1,028,287	1,339,734

Equity:
WSP Holdings Limited shareholders’ equity:
Share capital (Ordinary shares $0.0001 par value, 500,000,000 shares authorized, 204,375,226 shares issued and outstanding as of December 31, 2010 and 2011, see Note 19)	20	20
Additional paid-in capital	255,312	255,312
Statutory non-distributable reserves	37,119	37,119
Retained earnings	(30,211)	(98,691)
Accumulated other comprehensive income	34,791	40,113
Total WSP Holdings Limited shareholders’ equity	297,031	233,873
Non-controlling interests	5,744	(2,491)
Total equity	302,775	231,382
Total liabilities and equity	$1,331,062	$1,571,116

The accompanying notes are an integral part of these consolidated financial statements.

WSP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS
(In U.S. dollar thousands, except for share and share-related data)

	Year ended
	December 31, 2009	December 31, 2010	December 31, 2011
Net revenues	$577,029	$470,465	$686,125
Cost of revenues	(496,656)	(467,400)	(637,615)
Gross profit	80,373	3,065	48,510
Selling and marketing expenses	(18,244)	(20,841)	(34,486)
General and administrative expenses	(44,798)	(67,008)	(61,774)
Impairment on long-lived assets	—	(17,055)	—
Gain on disposal of subsidiary	—	—	3,268
Other operating income, net	2,559	5,446	2,777
Income (loss) from operations	19,890	(96,393)	(41,705)
Other income (expenses)
Interest income	5,962	3,440	4,348
Interest expense	(22,988)	(29,483)	(34,957)
Other income	767	767	767
Exchange differences	218	(1,484)	(5,144)
Income (loss) before provision for income taxes	3,849	(123,153)	(76,691)
Provision for income taxes	(2,137)	(9,388)	(99)
Net income (loss) before earnings in equity investments	1,712	(132,541)	(76,790)
Loss in equity investments	(105)	(211)	(10)
Net income (loss)	1,607	(132,752)	(76,800)
Less: Net loss attributable to the non-controlling interests	2,568	13,989	8,320
Net income (loss) attributable to WSP Holdings Limited	4,175	(118,763)	(68,480)

Earnings (loss) attributable to WSP Holdings
Limited per share
Basic	$0.02	$(0.58)	$(0.34)
Diluted	$0.02	$(0.58)	$(0.34)

Weighted average ordinary shares used in the computation of earnings (loss) per share:
Basic	205,789,800	204,771,144	204,375,226
Diluted	205,789,800	204,771,144	204,375,226

The accompanying notes are an integral part of these consolidated financial statements.

WSP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
AND COMPREHENSIVE INCOME
(In U.S. dollar thousands, except for share and share-related data)

	WSP Holdings Limited Shareholders
	Ordinary share
	Shares	Amount	Additional paid-in capital	Statutory non- distributable reserves	Retained earnings	Accumulated other comprehensive income	Total WSP Holdings Limited’s shareholders’ equity	Non-controlling interests	Total equity	Total comprehensive income
Balance as of January 1, 2009	205,789,800	$21	$256,502	$32,597	$166,070	$27,416	$482,606	$19,389	$501,995
Amortization of deferred share-based compensation expense	—	—	809	—	—	—	809	—	809
Net income	—	—	—	—	4,175	—	4,175	(2,568)	1,607	$1,607
Statutory non-distributable reserves	—	—	—	4,522	(4,522)	—	—	—	—
Dividends	—	—	—	—	(77,171)	—	(77,171)	(439)	(77,610)
Non-controlling investor contribution (Note 20)	—	—	—	—	—	—	—	7,173	7,173
Foreign currency translation adjustment	—	—	—	—	—	319	319	19	338	338
Balance as of December 31, 2009	205,789,800	$21	$257,311	$37,119	$88,552	$27,735	$410,738	$23,574	$434,312	$1,945
Repurchase of ordinary shares	(1,414,574)	(1)	(1,999)	—	—	—	(2,000)	—	(2,000)
Net loss	—	—	—	—	(118,763)	—	(118,763)	(13,989)	(132,752)	(132,752)
Disposal of subsidiary	—	—	—	—	—	—	—	(3,480)	(3,480)
Foreign currency translation adjustment	—	—	—	—	—	7,056	7,056	(361)	6,695	6,695
Balance as of December 31, 2010	204,375,226	$20	$255,312	$37,119	$(30,211)	$34,791	$297,031	$5,744	$302,775	$(126,057)
Net loss	—	—	—	—	(68,480)	—	(68,480)	(8,320)	(76,800)	(76,800)
Foreign currency translation adjustment	—	—	—	—	—	5,322	5,322	85	5,407	5,407
Balance as of December 31, 2011	204,375,226	$20	$255,312	$37,119	$(98,691)	$40,113	$233,873	$(2,491)	$231,382	$(71,393)

The accompanying notes are an integral part of these consolidated financial statements.

WSP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In U.S. dollar thousands, except for share and share-related data)

	Year ended
	December 31, 2009	December 31, 2010	December 31, 2011
Cash flows from operating activities:
Net income (loss)	$1,607	$(132,752)	$(76,800)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation of property, plant and equipment	29,522	34,094	38,912
Amortization of prepaid lease payments for land use rights	729	853	749
Amortization of acquired intangible assets	93	182	28
Share-based compensation	809	—	—
Allowance for doubtful accounts	(278)	10,249	978
Product warranty provided	108	425	4,013
Loss on disposal of property and equipment	121	(885)	129
Loss in equity investments	105	211	10
Gain on disposal of subsidiary	—	—	(3,268)
Exchange loss from foreign currency denominated loan	—	—	1,351
Fair value change of consideration payable in connection with acquisition of Mengfeng	1,330	71	121
Impairment on long-lived assets	—	17,055	—
Changes in assets and liabilities:
Accounts and bills receivable	42,040	826	(49,775)
Advances to suppliers	(8,451)	6,913	(3,313)
Amounts due from related parties	(6,701)	5,953	244
Inventories, net	45,545	32,455	(7,433)
Land use rights	(952)	(3,877)	—
Prepaid expenses and other current assets	(1,021)	(15,322)	(4,863)
Accounts payable	(182,576)	8,615	139,629
Amounts due to related parties	78	(453)	29,664
Advances from customers	(7,250)	(7,392)	1,206
Deferred income taxes	(10,420)	(1,307)	(4,195)
Income taxes payable	(9,758)	259	(309)
Income taxes receivable	(5,114)	6,258	363
Other payables and accrued expenses	(9,009)	26,216	(5,141)
Product warranty	(556)	(45)	(2,453)
Unrecognized tax benefits	3,543	6,256	944
Net cash provided by (used in) operating activities	(116,456)	(5,142)	60,791
Cash flows from investing activities:
(Increase) decrease in restricted cash	26,555	68,187	(104,035)
Decrease (increase) in term deposit	(3)	(189)	17
Purchase of property, plant and equipment	(132,789)	(139,283)	(93,394)
Net proceeds from disposal of subsidiary	—	—	9,831
Acquisition of a business by Chaoyang Seamless	(13,904)	—	—
Proceeds from disposal of property and equipment	—	—	14
Purchase of intangible assets	—	(119)	—
Net cash used in investing activities	(120,141)	(71,404)	(187,567)

The accompanying notes are an integral part of these consolidated financial statements.

WSP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS — continued
(In U.S. dollar thousands, except for share and share-related data)

	Year ended
	December 31, 2009	December 31, 2010	December 31, 2011
Cash flows from financing activities:
Contribution from non-controlling investorsin subsidiaries	7,173	—	—
Dividends paid	(77,610)	—	—
Proceeds from short-term loans	882,585	742,566	913,017
Proceeds from long-term loans	196,391	66,179	169,785
Advances from related parties	4,379	—	—
Repayment of other advances	(10,939)	(5,060)	—
Repayment of short-term loans	(670,072)	(765,519)	(921,280)
Repayment of long-term loans	(51,210)	(28,215)	(63,944)
Payment for deferred consideration payable for acquisition of Mengfeng	—	(17,727)	—
Repurchase of ordinary shares	—	(2,000)	—
Net cash provided by (used in) financing activities	280,697	(9,776)	97,578
Effect of foreign exchange rate changes on cash and cash equivalents	53	1,760	8,270
Net increase (decrease) in cash and cash equivalents	44,153	(84,562)	(20,928)
Cash and cash equivalents at beginning of the year	89,097	133,250	48,688
Less: Cash and cash equivalents at end of period included in assets held for sale	—	—	(18)
Cash and cash equivalents at end of the year	$133,250	$48,688	$27,742
Supplemental cash flow information:
Non-cash financing activities:
Nonmonetary transaction in relation to disposal of Jiangsu Fanli (Note 4)	—	13,913	—
Liabilities assumed in connection with purchase of property, plant and equipment on credit term	25,564	38,741	39,289
Supplemental cash flow information:
Interest paid	27,408	37,308	34,590
Income taxes paid	22,233	2,242	309
Income taxes refunded	—	(4,413)	—

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

As of December 31, 2011, the Company’s subsidiaries are as follows:

Name	Date of incorporation/ acquisition	Place of incorporation	Equity interest holder	Percentage of legal ownership
FSHL	June 12, 2006	BVI	WSP Holdings	100%
WSP China	November 17, 1999	PRC	FSHL	100%
Liaoyang Seamless Oil Pipes Co., Ltd. (“Liaoyang Seamless”)	April 7, 2008	PRC	FSHL	70%
Songyuan Seamless Oil Pipes Co., Ltd. (“Songyuan Seamless”)	April 15, 2008	PRC	WSP China	100%
Houston OCTG Group, Inc. (“Houston OCTG”)	April 1, 2008	United States	FSHL	100%
Tuoketuo County Mengfeng Special Steel Co., Ltd. (“Mengfeng”).	July 24, 2008	PRC	WSP China	100%
Bazhou Seamless Oil Pipes Co., Ltd. (“Bazhou Seamless”)	October 14, 2008	PRC	WSP China	100%
Chaoyang Seamless Oil Steel Casting Pipes Co., Ltd. (“Chaoyang Seamless”)	April 30, 2009	PRC	WSP China	51%
WSP Pipe Company Limited (“WSP Pipe”)	November 16, 2009	Thailand	FSHL	100%

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

In December 2007, the Company completed an initial public offering of American depositary shares (“ADSs”) in the New York Stock Exchange in the United States of America.

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In U.S. dollar thousands, except for share and share-related data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation, principles of consolidation and going concern

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

Since 2009 the Company experienced a significant decline in sales to the United States of America due to anti-dumping and countervailing duty on seamless pipes made in China, imposed by the United States government as set out in Note 28(c). In 2011, products sold to the United States of America accounted for 6.3% of the Company’s net revenues, compared to 9.0% and 9.7% of the Company’s net revenues, in 2009 and 2010, respectively. The Company suffered significant operating losses and had working capital deficiencies for the year ended December 31, 2011. In addition, the Company has a significant amount of short term borrowings, totaling $773,541, which requires the Company to secure additional funds given the Company’s current cash position. The Company’s available liquidity includes cash and cash equivalents, restricted cash, term deposit, and unused credit facilities. As of December 31, 2011, the Company had cash and cash equivalents balance of $27,742, restricted cash of $249,812, term deposit of $286 and unused bank credit facilities of $54,366 which are subject to renewal within the next twelve months.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In U.S. dollar thousands, except for share and share-related data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

(a)	Basis of presentation and principles of consolidation — continued

During the first three months of 2012, $167,646 out of $773,541 short term bank borrowings outstanding as of December 31, 2011 became due for repayment. The Company was able to renew $15,000 and repay 152,646 of those borrowings and obtained new bank borrowings of $129,929. While the Company is required to repay approximately $750,824 bank borrowings as of the date of this report through December 31, 2012, the Company believes it will be able to renew a substantial portion of its bank borrowings and bank credit facilities as they fall due. In August 2011, the Company entered into a syndicated bank credit facility agreement with two lead banks and six other participating commercial banks which agreed to grant the Company a total of $453,903 (RMB2,860,000) of the syndicated bank credit facility in replacement of certain existing loan facilities from the relevant banks. As of December 31, 2011, the Company had drawn down $417,877 (RMB2,633,000) out of the total approved loan facility. Under the syndicated bank credit facility agreement, the Company is required to comply with certain financial covenants, including but not limited to, maintaining certain required financial ratios and asset pledge. The Company is currently in violation of the covenants. See more discussion in Note 17.

In order to counteract the adverse impact of anti-dumping and countervailing duty imposed by the United States of America, the Company is actively pursuing new opportunities in other international markets. Since the end of 2010 and in 2011, the Company secured several new order wins in international markets such as Venezuela and Ecuador.

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

Property, plant and equipment are recorded at cost less accumulated depreciation except for land in the United States of America and Thailand which is stated at cost and is not amortized. Assets under construction are not depreciated until construction is completed and the assets are ready for their intended use. Gains and losses from the disposal of property, plant and equipment are included in income from operations. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets. Estimated useful lives of property, plant and equipment are as follows:

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

The excess of the purchase price over the fair value of net assets acquired is recorded on the consolidated balance sheet as goodwill. Goodwill is not amortized but is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. The Company performs its annual goodwill impairment test on December 31 of each year for all reporting units. Goodwill is tested following a two-step process. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. The Company’s goodwill resulted from acquisition of Chaoyang Seamless, which is identified by management as held for sale, see Note 11.

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

Shipping and handling costs of products sold are included in cost of revenues and amounted to $26,017 and $33,796 and $40,954, for the years ended December 31, 2009, 2010 and 2011, respectively.

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In U.S. dollar thousands, except for share and share-related data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

(o)	Government grants

Government grants include cash subsidies as well as other subsidies received from the PRC government by the subsidiaries of the Company. Such subsidies are generally provided as incentives from the local government to encourage the expansion of local business. Government grants are recognized when received and all the conditions specified in the grant have been met. Government grant recognized as other operating income were $1,966, $2,015 and $343 for each of the years ended December 31, 2009, 2010 and 2011, respectively. Capital grants received in advance of the acquisition of equipment are recorded initially in other current liabilities and then offset against the cost of the related equipment upon acquisition.

(p)	Research and development costs

Research and development costs are incurred in the development of the new products and processes, including significant improvements and refinements to existing products. All research and development costs are expensed as incurred. The Company incurred research and development expenses of $676, $1,743 and $1,536 for the years ended December 31, 2009, 2010 and 2011, respectively.

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

The Company has chosen United States dollar (“$”) as its reporting currency. The functional currency of WSP Holdings, FSHL and Houston OCTG is United States dollar, while the functional currency of the Company’s major operating subsidiaries in the PRC is Renminbi and the functional currency of the Company’s operating subsidiary in Thailand is Baht. Monetary assets and liabilities denominated in other currencies are translated into the applicable functional currencies at the rates of exchange in effect at the balance sheet date. Nonmonetary assets and liabilities denominated in other currencies are remeasured into the applicable functional currencies at historical exchange rates and transactions denominated in other currencies are converted at the applicable rates of exchange prevailing when the transactions occurred. Exchange gains and losses are recognized in the consolidated statements of operations.

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

The Renminbi is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of Renminbi into other currencies. The value of the Renminbi is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The cash and cash equivalents of the Company included aggregate amounts of $89,143, $34,471 and $22,424 as of December 31, 2009, 2010 and 2011, respectively, which were denominated in Renminbi.

In addition to Renminbi, the Company may from time to time review its working capital requirements and hold the excess capital in other foreign currencies. The Company had total amount of cash and cash equivalents of $15, $1,374 and $116 as of December 31, 2009, 2010 and 2011, respectively, which are held in currency other than functional currency of the respective entities.

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

Net revenues from customers accounting for 10% or more of total net revenues are as follows:

	Year ended
Customer	December 31, 2009	December 31, 2010	December 31, 2011
	%	%	%
A	35	20	34
B	—	11	22
Total	35	31	56

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In U.S. dollar thousands, except for share and share-related data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

(w)	Concentration of credit risks — continued

Net accounts receivable from customers accounting for 10% or more of total net accounts receivable are as follows:

Customer	As of December 31, 2010	As of December 31, 2011
	%	%
A	18	23
B	11	42
E	—	11
Total	29	76

(w)	Fair value

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

(bb)	Assets held for sale

For the business where management has committed to a plan to divest, which is typically demonstrated by approval from the Board of Directors, the business is valued at the lower of its carrying amount or estimated fair value less cost to sell. If the carrying amount of the business exceeds its estimated fair value, an impairment loss is recognized. Upon designation as an asset held for sale, we cease depreciation.

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In U.S. dollar thousands, except for share and share-related data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

(cc)	Recently adopted accounting pronouncement

Effective January 1, 2010, the Company adopted an authoritative pronouncement issued by the Financial Accounting Standards Board (“FASB”) regarding recognized and non-recognized subsequent events. The guidance establishes general standards of accounting for and disclosures of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. The adoption of this pronouncement did not have any significant impact on the Company’s financial condition or results of operations.

Effective January 1, 2010, the Company adopted an authoritative pronouncement issued by the FASB regarding additional disclosures about fair value measurements. This pronouncement amends previous guidance on fair value measurements to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurement on a gross basis rather than as a net basis as currently required. This guidance also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. This guidance is effective for annual and interim periods beginning after December 15, 2009, except for the requirement to provide the Level 3 activities of purchases, sales, issuances, and settlements on a gross basis, which will be effective for annual and interim periods beginning after December 15, 2010. Early application is permitted and in the period of initial adoption, entities are not required to provide the amended disclosures for any previous periods presented for comparative purposes. The pronouncement does not change how fair values are measured. The adoption of this pronouncement did not have any significant impact on the Company’s financial condition or results of operations.

Effective December 15, 2010, the Company adopted an authoritative pronouncement issued by the FASB on when to perform Step 2 of the goodwill impairment test for reporting units with zero or negative carrying amounts. The amendments in this update modify Step 1 so that for those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. The qualitative factors are consistent with existing guidance, which requires that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The adoption of this pronouncement did not have any significant impact on the Company’s financial condition or results of operations.

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In U.S. dollar thousands, except for share and share-related data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

(dd)	Recently issued accounting pronouncements not yet adopted

In June 2011, the FASB issued an update to ASC 220, Comprehensive Income. This ASU requires entities to present components of comprehensive income in either a continuous statement of comprehensive income or two separate but consecutive statements that would include reclassification adjustments by component for items that are reclassified from other comprehensive income to net income on the face of the financial statements. In December 2011, the FASB issued an update to this ASU indefinitely deferring the implementation of the reclassification adjustments by component requirement of the ASU issued in June 2011. These ASUs are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. We will adopt the new presentation requirements of these ASUs retrospectively in the first quarter of 2012.

In September 2011, the FASB issued an update to ASC 350, Intangibles—Goodwill and Other. This ASU amends the guidance in ASC 350-20 on testing for goodwill impairment. The revised guidance allows entities testing for goodwill impairment to have the option of performing a qualitative assessment before calculating the fair value of the reporting unit. The ASU does not change how goodwill is calculated or assigned to reporting units, nor does it revise the requirement to test annually for impairment. The ASU is limited to goodwill and does not amend the annual requirement for testing other indefinite-lived intangible assets for impairment. The ASU is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. We do not expect this ASU to have a material impact, if any, on our consolidated financial statements.

In December 2011, the FASB issued changes to the disclosure of offsetting assets and liabilities. These changes require an entity to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. The enhanced disclosures will enable users of an entity’s financial statements to understand and evaluate the effect or potential effect of master netting arrangements on an entity’s financial position, including the effect or potential effect of rights of setoff associated with certain financial instruments and derivative instruments. The Company does not expect the adoption to have a significant impact on its financial statements.

3.	DISPOSAL OF KUITUN SEAMLESS SPECIAL STEEL CO., LTD. (“KUITUN SEAMLESS”)

On July 18, 2011, the Company’s wholly-owned subsidiary, Bazhou Seamless, entered into an agreement with Shandong Shiheng Special Steel Co., Ltd. to dispose of its entire equity interests in Kuitun Seamless for a net cash consideration of $9,831 and at the same time, to retain certain assets, mainly office equipment, furniture and fixtures of Kuitun Seamless following the disposal. The gain on disposal of Kuitun Seamless was $3,268, which was reported as “gain on disposal of subsidiary” included in other operating income for the year ended December 31, 2011.

The Company determined that disposal of Kuitun Seamless did not constitute a discontinued operation, as the operation capacity of Kuitun Seamless was absorbed by other subsidiaries of the Company.

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In U.S. dollar thousands, except for share and share-related data)

4.	DISPOSAL OF JIANGSU FANLI PIPE CO., LTD. (“JIANGSU FANLI”)

On February 28, 2010, the Company’s wholly-owned subsidiary, WSP China, together with three non-controlling investors of Jiangsu Fanli entered into an agreement with Zhejiang Jianli Company Limited (“Zhejiang Jianli”) to dispose of their entire equity interests in Jiangsu Fanli. Pursuant to the agreement, WSP China retained possession of certain assets of Jiangsu Fanli, including current assets and assumed all liabilities incurred before the disposal. On the same date, WSP China entered into an agreement with Zhejiang Jianli to purchase certain hot-rolling production assets. These two transactions were accounted for as nonmonetary transactions in accordance with an authoritative guidance and, accordingly, the exchanges of nonmonetary assets between WSP China and Zhejiang Jianli were recorded based on the fair value of the assets exchanged amounting to $13,913. A gain of $2,583 is resulted from non-monetary transactions which is included in other operating income. Given that Jiangsu Fanli is not a wholly owned by WSP China before the disposal, the sales proceeds collected by WSP China on behalf of the non-controlling investors of $1,383 will be returned to the non-controlling investors.

The Company determined that disposal of Jiangsu Fanli did not constitute a discontinued operation, as the operation capacity of Jiangsu Fanli was absorbed by other subsidiaries of the Company.

5.	ACQUISITION OF BUSINESS BY CHAOYANG SEAMLESS

On July 1, 2009, Chaoyang Seamless, 51% owned by WSP China, acquired the steel billet manufacturing business from Chaoyang Seamless Oil Casting & Forging Co., Ltd. for a cash consideration of $13,904. The Company believes that the acquisition would produce the synergy by facilitating the Company’s operation in Northeast China and enhancing its presence in that region. The transaction was considered as an acquisition of a business and accordingly the purchase method of accounting has been applied. The acquired net assets were recorded at their estimated fair values on the acquisition date. The acquired goodwill is not deductible for tax purposes. The carrying value of goodwill as of December 31, 2011 is $450, which is included in “assets held for sale” balance, see Note 11.

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

Restricted cash mainly represents bank deposits used to pledge the bank acceptance notes. The Company entered into credit agreements with commercial banks in China (“endorsing banks”) which agree to provide credit within stipulated limits. Within the stipulated credit limits, the Company can issue bank acceptance notes to its suppliers as payments for the purchases. In order to issue bank acceptance notes, the Company is generally required to make initial deposits with the endorsing banks in amounts of certain percentage of the face amount of the bank acceptance notes to be issued by the Company. The cash in such accounts is restricted for use over the terms of the bank acceptance notes, which are normally three to six months.

7.	ACCOUNTS AND BILLS RECEIVABLE, NET

Accounts receivable, net, consists of the following:

	As of December 31, 2010	As of December 31, 2011
Accounts receivable	$161,607	$239,624
Less: allowance for doubtful accounts	(20,057)	(22,593)
	141,550	217,031
Bills receivable	3,572	7,102
Bills receivable endorsed to suppliers with recourse for the settlement of purchases	54,848	36,006
	58,420	43,108
	$199,970	$260,139

Certain accounts receivable were pledged to secure credit facilities granted to a subsidiary in 2011. The carrying amount of accounts receivable pledged as of December 31, 2011 was $157,276.

Movement of allowance for doubtful accounts is as follows:

	Balance at beginning of the year	Charged during the year	Written-off	Balance at end of the year
2010	$9,808	$10,249	$—	$20,057
2011	$20,057	$2,536	$—	$22,593

The allowance provided for the year 2010 was mainly due to the provision for one customer who failed to meet the repayment schedule. All bills receivable are derived from the sale under the normal course of operation. No allowance was provided against bills receivable secured by issuing banks.

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In U.S. dollar thousands, except for share and share-related data)

8.	INVENTORIES, NET

Inventories consist of the following:

	As of December 31, 2010	As of December 31, 2011
Raw materials	$114,374	$54,001
Work in progress	54,823	88,941
Finished goods	87,844	110,577
	257,041	253,519
Less: write-down of inventory value	(16,328)	(11,279)
	$240,713	$242,240

The raw materials and finished goods held by third parties were $3,930 and $34,085 as of December 31, 2010, respectively. The raw materials and finished goods held by third parties were $12,846 and $43,080 as of December 31, 2011, respectively.

Certain inventories were pledged to secure credit facilities granted to a subsidiary in 2011. The carrying amount of inventories pledged as of December 31, 2011 were $198,637.

9.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	As of December 31, 2010	As of December 31, 2011
Value-added taxes refundable	$20,386	$27,225
Advances to staff	1,054	996
Other current assets	12,066	12,115
	$33,506	$40,336

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In U.S. dollar thousands, except for share and share-related data)

10.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consist of the following:

	As of December 31, 2010	As of December 31, 2011
Construction in progress	$273,170	$262,199
Land	12,041	11,791
Buildings	107,963	152,900
Equipment, furniture and fixtures	7,422	5,879
Plant and machinery	243,136	353,163
Motor vehicles	10,718	11,531
Computer equipment and software	4,405	4,512
	658,855	801,975
Less: accumulated depreciation	(107,047)	(148,192)
Less: accumulated impairment loss	(14,866)	—
	$536,942	$653,783

Depreciation expense was $29,522, $34,094 and $38,912 for the years ended December 31, 2009, 2010 and 2011, respectively.

The carrying amount of property, plant and equipment pledged by the Company to secure credit facilities granted to the subsidiaries at respective balance sheet dates is as follows:

	As of December 31, 2010	As of December 31, 2011
Construction in progress	$—	$119,895
Buildings	4,053	53,937
Plant and machinery	—	177,223
	$4,053	$351,055

Certain property, plant and equipment in the carrying amount of $25,447 as of December 31, 2011 were in the process of being pledged by the Company pursuant to a long-term loan agreement entered into with a foreign bank in 2011.

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In U.S. dollar thousands, except for share and share-related data)

11.	ASSETS AND LIABILITIES HELD FOR SALE

Pursuant to WSP China’s board of directors’ approval on November 21, 2011, WSP China entered into an agreement with a PRC individual to dispose of its entire 51% equity interest in Chaoyang Seamless on January 17, 2012 for a nominal cash consideration. Accordingly, the assets and liabilities of Chaoyang Seamless are separately reported as “assets and liabilities held for sale” as of December 31, 2011 at the lower of their carrying value or fair value less cost to sell. There have been no impairments related to Chaoyang Seamless. The carrying amounts of the major classes of assets and liabilities held for sale are as follows:

	As of December 31, 2010	As of December 31, 2011
Cash	$526	$18
Restricted cash	7,557	6,110
Other current assets	11,007	10,343
Property, plant and equipment, net	2,756	2,918
Land use rights	278	286
Goodwill	428	450
Other non-current assets	198	189
Total assets held for sale	$22,750	$20,314

Borrowings	$11,145	$14,442
Other payables and accrued liabilities	32,071	33,117
Total liabilities held for sale	$43,216	$47,559

The assets and liabilities shown in above table excluded due from and due to group company balances within WSP Holdings which are eliminated through consolidation.

The results of Chaoyang Seamless’s operations do not qualify as discontinued operations because the Company expects significant continuing direct cash outflows from Chaoyang Seamless after the disposal.

12.	IMPAIRMENT

The Company performed an impairment test on December 31, 2010 of certain asset groups for which there is an indication that the carrying amount of an asset may no longer be recoverable. In view of the drop in utilization rate of production facilities and operating losses, the Company performed the impairment test for certain asset groups namely, WSP China, Liaoyang Seamless, Songyuan Seamless, Mengfeng, Chaoyang Seamless and Houston OCTG on December 31, 2010. The carrying amounts of Chaoyang Seamless exceeded the future undiscounted net cash flows, therefore the Company recognized impairment loss of $14,544, $678, $1,468 and $365 on property, plant and equipment, intangible assets, prepaid lease payments for land use rights and deposit on acquisition of property, plant and equipment, respectively, as of December 31, 2010. The impairment loss was allocated to the long-lived assets of the group on a pro rata basis using the relative carrying amounts of those assets.

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In U.S. dollar thousands, except for share and share-related data)

12.	IMPAIRMENT — continued

The Company performed the impairment test on December 31, 2011 for these similar asset groups with addition of Bazhou Seamless and WSP Pipe, except for Chaoyang Seamless which is classified as held for sale. The future undiscounted net cash flows of these asset groups exceeded their respective carrying amounts as of December 31, 2011, therefore the Company recognized no impairment loss. The impairment test was based in part on a valuation analysis provided by American Appraisal China Limited, a third party valuation firm. The Company also performed an analysis on potential impairment indicators for Bazhou Seamless and WSP Pipe asset groups and concluded that test of recoverability was not required due to the absence of events or changes which indicate that the carrying amounts of these asset groups may not be recoverable.

The Company performed an impairment test for goodwill on December 31, 2010 and Chaoyang Seamless constitutes a separate reporting unit on its own. Based on the results that the fair value of the reporting unit exceeds its carrying amount (following the impairment loss discussed above), the Company recognized no impairment loss on goodwill during the year ended December 31, 2010.

No impairment loss is identified on goodwill for the year ended December 31, 2011 as the carrying value of Chaoyang Seamless as a disposal group is less than its fair value less cost to sell, see Note 11.

13.	INTANGIBLE ASSETS, NET

Intangible assets, net consist of the following:

	As of December 31, 2010	As of December 31, 2011
Costs:
Customer relationship	$259	$259
Backlog	1	1
Patent	1,049	121
	1,309	381

Accumulated amortization:
Customer relationship	(259)	(259)
Backlog	(1)	(1)
Patent	(139)	(18)
	(399)	(278)
Accumulated impairment loss	(693)	0
Exchange differences	27	5
Intangible assets, net	$244	$108

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In U.S. dollar thousands, except for share and share-related data)

13.	INTANGIBLE ASSETS, NET — continued

Intangible assets held at Chaoyang Seamless are classified as “assets held for sale” and not included in 2011 figures.

Expected useful economic lives of acquired intangible assets are as follows:

Customer relationship	6 years
Backlog	Within 1 year
Patent	10 years

Amortization expense was $93, $182 and $28 for the years ended December 31, 2009, 2010 and 2011 , respectively. The Company expects to record amortization expense of $13, $13, $13, $13, $13 and $43 for 2012, 2013, 2014, 2015, 2016, 2017 and thereafter, respectively.

14.	PREPAID LEASE PAYMENTS FOR LAND USE RIGHTS

	As of December 31, 2010	As of December 31, 2011
Prepaid lease payments for land use rights	$36,018	$33,718
Current portion of prepaid lease payments for land use rights	(766)	(761)
Accumulated impairment loss	(1,500)	—
Non-current portion of prepaid lease payments for land use rights	$33,752	$32,957

The amount represents prepayments of rentals for land use rights situated in the PRC for a period of 50 years. Amortization expense was $729, $853 and $749 for the years ended December 31, 2009, 2010 and 2011, respectively.

Certain land use rights were pledged to secure credit facilities granted to the subsidiaries. The carrying amount of land use rights pledged as of December 31, 2010 and December 31, 2011 were $10,542 and $12,906 respectively.

The accumulated impairment loss recognized for Chaoyang Seamless is included in “assets held for sale” at December 31, 2011 as described in Note 11.

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

On October 13, 2008, WSP China acquired a 29% equity interest of Wuxi Bright Wanbang Oil & Gas Anticorrosion Co., Ltd. (“Wuxi Bright Wanbang”) for $1,076 in cash. As the Company has the ability to exercise significant influence but does not have a controlling interest, the long-term investment was recorded using the equity method of accounting as follows:

	As of December 31, 2010	As of December 31, 2011
Investment cost	$1,076	$1,076
Share of loss	(315)	(350)
Exchange difference	26	91
	$787	$817

The excess of the cost of investment over the Company’s share of the fair value of net assets of the investee company’s identifiable assets, liabilities and contingent liabilities at the date of acquisition represented goodwill of $30 which was included in the carrying amount of the investment and was not amortized.

16.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	As of December 31, 2010	As of December 31, 2011
Payable for acquisition of property, plant and equipment	$38,741	$39,289
Consideration payable in connection with acquisition of Mengfeng	2,360	2,481
Advance from former shareholder of Mengfeng	11	12
Payable of disposal proceeds to former non-controlling investors of Jiangsu Fanli (Note 4)	1,383	—
Payable to local industrial zone	3,803	3,997
Accrued salary, bonus and welfare	3,730	5,007
Accrued sales commissions	9,232	15,785
Other taxes payable	4,742	3,536
Accrued interest	1,023	1,388
Deferred other income (incentive from ADS depository bank)	2,372	1,605
Payable for legal and product defect claims (Note 27)	10,127	5,110
Others	9,237	10,167
	$86,761	$88,377

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In U.S. dollar thousands, except for share and share-related data)

17.	BORROWINGS

	As of December 31, 2010	As of December 31, 2011
Short-term bank loans, including long-term bank loans reclassified as short-term bank loans of $105,395 in 2010 and 282,012 in 2011, respectively	$508,355	$714,310
Loans received in connection with bills receivable discounted with recourse	88,191	38,916
Long-term bank loans	135,896	99,669
	732,442	852,895
Less: amount due for settlement within 12 months (shown under current liabilities)	(596,546)	(773,541)
Amount due for settlement after 12 months	$135,896	$79,354

Loan type	As of December 31, 2010	As of December 31, 2011
Secured Loans	$142,586	$781,444
Unsecured Loans	589,856	71,451
	$732,442	$852,895

Short-term bank loans

The Company’s bank loans bear interest rates ranging from 2.0% to 11.0% per annum. Certain financial covenants (including maintaining a required debt to equity ratio) related to the long-term loans granted to a subsidiary in the PRC by certain banks were not met as of December 31, 2009 nor subsequently. The Company obtained a conditional waiver of such breach in July 2010 from each of the banks and agreed to enhance the capital of the subsidiary by $15,000 by March 31, 2011. However, the Company failed to enhance the capital of the subsidiary by the required deadline on March 31, 2011. The Company completed the capital injection in the subsidiary by April 7, 2011 and obtained a waiver from one of the banks dated April 26, 2011 who agreed not to accelerate the repayment of bank loans or reduce the loan credit facility. Notwithstanding the waiver, it is uncertain whether the Company would be able to meet the covenants in the future.

The Company did not meet certain ratios and thresholds for the year ended December 31, 2011 set forth in the financial covenants in the syndicated bank credit facility agreement described in Note 2(a). Additionally, the Company does not expect to meet certain ratio and thresholds for the special observation period set forth in the financial covenants in this facility agreement. The Company is currently in discussion with the lenders regarding the non-compliance and finding an adequate resolution.

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In U.S. dollar thousands, except for share and share-related data)

17.	BORROWINGS — continued

Furthermore, another of our subsidiaries, which commenced commercial production in the second half of 2011, is also in breach of its financial covenants under a project loan.

As a result, the corresponding loans in the total amount of $261,697 as described above were reclassified as current liability and included in “Borrowings — due with one year” at December 31, 2011.

Loans received in connection with bills receivable discounted with recourse

The Company received loans from the banks and assigned certain bills receivables to the banks with recourse. The maturities of those loans are normally under 1 year.

Long-term bank loans

In 2009, the Company entered into various long-term loan agreements with various Chinese banks for an aggregated amount of $196,391, with $175,742 being unsecured loans, to facilitate its business expansion. Certain land use rights, property, plant and equipment were pledged to secure long-term loan of $20,649 from a bank, which has been repaid in full by the Company and renewed as short-term loan in June 2010. In 2010, the Company entered into additional long-term loan agreements with various Chinese banks for an aggregated amount of $67,646, with the entire amount being unsecured loans, to facilitate its business expansion. In 2011, the Company entered into additional long-term loan agreements with various Chinese banks and a foreign bank for an aggregated amount of $168,854 (of which $160,918 is reclassified as short-term bank loans as described above), with the entire amount being secured loans.

As of December 31, 2011, the principal payments for all long-term loans for the next five years are as follows:

2012	$20,315
2013	63,483
2014	15,871
Thereafter	—
Total long-term bank loans	$99,669

As of December 31, 2010 and 2011, the long-term loans bear either a benchmark interest rate announced by the People’s Bank of China, or at the premium up to 30% of such benchmark interest rate.

Interest cost capitalized was $4,846, $7,831 and $15,430 for the years ended December 31, 2009, 2010 and 2011, respectively.

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

The following is a reconciliation of the changes in the Company’s aggregate product warranty liability:

	Year ended
	December 31, 2009	December 31, 2010	December 31, 2011
Beginning balance	$1,103	$655	$1,035
Warranty provided	108	425	4,013
Warranty costs incurred	(556)	(45)	(2,453)
Ending balance	$655	$1,035	$2,595

19.	CAPITAL STRUCTURE

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

In connection with the IPO of the Company’s ADSs on December 6, 2007, WSP Holdings issued 50,000,000 ordinary shares with a par value of $0.0001 each. On January 9, 2008, the Company issued an additional 2,894,900 ADSs, representing 5,789,800 ordinary shares with a par value of $0.0001 each pursuant to the underwriters’ exercise of over-allotment option to purchase these additional ADSs from the Company. Pursuant to the share repurchase program authorized by the Company’s board of directors on November 25, 2009 to repurchase up to $10,000 of outstanding American Depositary Shares within six months, the Company has purchased 707,287 ADSs representing 1,414,574 ordinary shares in the open market in the amount of approximately $2,000 during the period from March 30, 2010 through April 28, 2010. The ordinary shares repurchased were then cancelled under the laws of Cayman Islands. Each ADS represents two ordinary shares.

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In U.S. dollar thousands, except for share and share-related data)

19.	CAPITAL STRUCTURE — continued

On August 1, 2011, the Company received notice from the New York Stock Exchange that the price of its ADSs was below the listing requirement of a minimum average closing price of $1.00 per share over a period of consecutive 30 trading days. To regain compliance with this requirement, the Company’s board of directors approved a change in the ratio of our ADSs to ordinary shares from one ADS representing two ordinary shares to one ADS representing ten ordinary shares, effective as of February 15, 2012.

All the ADS numbers in this document are retroactively restated to reflect the new exchange ratio.

20.	NON-CONTROLLING INTERESTS

In April 2009, two non-controlling investors contributed $7,173 in cash as part of the capital contribution in Chaoyang Seamless in order to obtain a 49% equity interest in Chaoyang Seamless upon its incorporation.

In February 2010, the Company’s wholly-owned subsidiary, WSP China, together with three non-controlling investors of Jiangsu Fanli entered into an agreement with Zhejiang Jianli to dispose of their entire equity interests in Jiangsu Fanli, details of which is set out in Note 4.

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

The Company operates in a single operating segment that includes the manufacture and distribution of oil pipes and related products. The Company’s chief operating decision maker is the Chief Executive Officer. The following table summarizes the Company’s net revenues in different geographic locations:

	Year ended
	December 31, 2009	December 31, 2010	December 31, 2011
Revenues
PRC	$355,402	$294,946	$364,940

Elsewhere in Asia
Malaysia	12,875	5,087	4,974
Korea	608	—	—
Singapore	5,236	3,542	3,528
Others	80,855	30,206	42,414
Subtotal	99,574	38,835	50,916
North America
Canada	936	7,318	914
United States of America	51,904	45,414	43,334
Subtotal	52,840	52,732	44,248
Venezuela	—	62,295	153,506
Others	69,213	21,657	72,515
Total	$577,029	$470,465	$686,125

The net revenues consist of the following products:

	Year ended
	December 31, 2009	December 31, 2010	December 31, 2011
API products	$414,250	$277,290	$446,223
Non-API products	102,186	70,143	144,766
Iron ore	19,968	31,918	—
Other products	40,625	91,114	95,136
Total	$577,029	$470,465	$686,125

Most of the Company’s long-lived assets are located in the PRC.

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In U.S. dollar thousands, except for share and share-related data)

21.	SEGMENTAL AND GEOGRAPHIC INFORMATION AND REVENUE ANALYSIS — continued

Note:	API means the primary international standards for manufacturing OCTG including casing, tubing, drilling pipes and line pipes, established by the American Petroleum Institute. API products are defined as standard products. Non-API products are defined as non-standard products with unique qualifications which are developed to meet special needs, such as improved strength, higher corrosion resistance, improved sealing and premium connectors, among others. Non-API products may include premium connections and/or high chromium and high nickel bearing products.

Others include green pipes which are semi-finished pipes that can be further processed into end-products and trading of iron ores.

22.	OTHER INCOME

	Year ended
	December 31, 2009	December 31, 2010	December 31, 2011
Incentive from ADS depository bank	$767	$767	$767

23.	INCOME TAXES

WSP Holdings is a tax-exempted company incorporated in the Cayman Islands. FSHL is a tax-exempted company incorporated in the BVI.

FSHL’s subsidiaries registered in the PRC (the “PRC entities”) are subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws.

On March 16, 2007, the National People’s Congress enacted a new enterprise income tax law, which took effect on January 1, 2008. The law applies a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises. According to the tax law, entities that qualify as high and new technology enterprises (“HNTE”) supported by the PRC government are allowed a 15% preferential tax rate instead of the uniform tax rate of 25%.

WSP China was officially granted the HNTE status in September 2008. Accordingly, WSP China has used the 15% preferential tax rate in the calculation of current and deferred tax balances because the company expects to retain the HNTE status in the foreseeable future.

Other PRC entities are subject to the 25% EIT rate since January 1, 2008.

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In U.S. dollar thousands, except for share and share-related data)

23.	INCOME TAXES — continued

Houston OCTG is subject to United States federal corporate income tax rate of 34% and Texas state margin tax.

The subsidiaries of FSHL that are tax residents in China, will be subject to the Chinese dividend withholding tax at 10% when these Chinese subsidiaries distribute dividends paid out of profits that arise on or after January 1, 2008. In 2009, following FSHL’s qualification as a tax resident company in the Hong Kong Special Administrative Region, a withholding tax at 5% is applicable on dividends paid to FSHL by these Chinese subsidiaries. The qualification for tax residency in the Hong Kong Special Administrative Region is subject to an annual application and approval process. FSHL has not made an application for the tax qualification in 2011 due to operating losses of the Chinese subsidiaries.

A provision for PRC dividend withholding tax has been made based on a certain percentage of the 2008, 2009, 2010, and 2011 undistributed earnings of the Company’s PRC subsidiaries, which are expected to be distributed as dividends to the parent companies. The remaining undistributed earnings of the Company’s PRC subsidiaries of approximately $19,900 and nil, as of December 31, 2010 and 2011, respectively, are considered to be indefinitely reinvested and thus no deferred tax liability has been made for the Chinese dividend withholding taxes.

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

The Company has made its assessment of the level of tax authority for each tax position (including the potential application of interest and penalties) based on the technical merits, and has measured the unrecognized tax benefits associated with the tax positions. As of January 1, 2008, the Company had a beginning amount of $1,803 of unrecognized tax benefits carried forward from the year ended December 31, 2007 and had no additional unrecognized tax benefits as of December 31, 2008. As of December 31, 2010 and 2011, the Company had additional unrecognized tax benefits of $3,698 and nil, respectively, that mainly related to net operating loss carryforwards and certain government subsidies.

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In U.S. dollar thousands, except for share and share-related data)

23.	INCOME TAXES — continued

The aforementioned liability is recorded as non-current liabilities because the related payment is not anticipated within one year of the balance sheet date. The Company classifies interest and/or penalties related to income tax matters in income tax expense. A reconciliation of the beginning and ending amount of unrecognized tax benefits for 2009, 2010 and 2011 is as follows:

Balance at January 1, 2009	$2,020
Additions based on tax positions related to 2009	3,178
Interest	365
Balance at December 31, 2009	$5,563
Additions based on tax positions related to 2010	3,698
Interest and penalties	2,558
Balance at December 31, 2010	$11,819
Additions based on tax positions related to 2011	—
Interest and penalties	944
Balance at December 31, 2011	$12,763

There are no ongoing examinations by taxing authorities at this time. The Company’s PRC subsidiaries’ tax years starting from 2006 remain open for non-transfer pricing matters and from 2002 remain open for transfer pricing matters. The Company does not anticipate any significant change within the next 12 months of its uncertain tax positions, except the continuous interest and penalty.

The provision for income taxes consists of the following:

	Year ended
	December 31, 2009	December 31, 2010	December 31, 2011
Current
— PRC income tax expense	$9,800	$4,382	$2,375
— U.S. income tax expense	(2,439)	—	—
	7,361	4,382	2,375
Deferred
— PRC income tax expense	(6,111)	1,310	(3,037)
— U.S. income tax expense	(2,656)	(2,487)	—
	(8,767)	(1,177)	(3,037)
Unrecognized tax benefits
— PRC unrecognized tax benefits	638	3,696	761
— U.S. unrecognized tax benefits	2,905	2,487	—
	3,543	6,183	761
Income tax expense	$2,137	$9,388	$99

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In U.S. dollar thousands, except for share and share-related data)

23.	INCOME TAXES — continued

The principal components of the deferred income tax assets and liabilities are as follows:

	As of December 31, 2010	As of December 31, 2011
Current deferred income tax assets
Allowance for doubtful accounts	$2,350	$2,422
Product warranty provision	200	427
Write-down in value of inventory	3,695	2,221
Net operating losses	4,067	—
Unrealized loss from change in fair value of foreign currency forward contracts	115	49
Others	3,270	1,879
	13,697	6,998
Less: valuation allowance	(5,786)	(1,843)
	7,911	5,155
Non-current deferred income tax assets
Pre-operating expenses	551	355
Net operating losses	26,861	51,915
Property, plant and equipment	1,671	3,122
Impairment on long-lived assets	4,358	4,173
Others	457	563
	33,898	60,128
Less: valuation allowance	(27,264)	(45,453)
	6,634	14,675
Current deferred income tax liabilities
Research and development expenses	451	363
Non-current deferred income tax liabilities
Property, plant and equipment	3,658	4,473
	$3,658	$4,473

The Company has net operating losses of $207,535 as of December 31, 2011. If not used, such losses will start expiring from the beginning of 2013.

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

For the purpose of presentation in the consolidated statements of financial position, certain deferred income tax assets and liabilities have been offset. The following is the analysis of the deferred income tax balances for financial reporting purpose:

	As of December 31, 2010	As of December 31, 2011
Current deferred income tax assets	$7,460	$4,792
Non-current deferred income tax assets	5,592	12,819
Current deferred income tax liabilities	—	—
Non-current deferred income tax liabilities	2,616	2,617

Reconciliations between the statutory tax rate and the Company’s effective tax rate are as follows:

	Year ended
	December 31, 2009	December 31, 2010	December 31, 2011
	%	%	%
Statutory tax rate (note)	25	25	25
Effect of expenses not deductible for tax purposes	25	(4)	(1)
Effect of income not taxable	(33)	—	—
Effect of income tax exemptions and reliefs	(105)	(2)	(3)
Effect of unrecognized tax benefits	92	(3)	(1)
Effect of income tax rate difference under different tax jurisdictions	(126)	(3)	(3)
Effect of valuation allowance on deferred income tax assets	178	(21)	(17)
Effective tax rate	56	(8)	(0)

Note:	The domestic tax rate in the jurisdiction where the operation of the Company is substantially based is used. On January 1, 2008, the new PRC enterprise income tax law took effect and has applied a uniform tax rate of 25% to domestic enterprises and foreign-invested enterprises.

If the reliefs granted in the form of preferential tax rates to certain subsidiaries were not available, the provision for income taxes and earnings (loss) per share amounts would be as follows:

	Year ended
	December 31, 2009	December 31, 2010	December 31, 2011
Provision for income taxes	$6,172	$7,082	$(2,716)
Basic and diluted income (loss) per share	$(0.00)	$(0.57)	$(0.32)

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In U.S. dollar thousands, except for share and share-related data)

24.	DIVIDENDS

On March 16, 2009, WSP Holdings declared an ordinary cash dividend in the amount of US$0.15 per ordinary share, or US$1.50 per ADS, and a one-time special cash dividend in the amount of US$0.225 per ordinary share, or US$2.25 per ADS, out of the annual profits, for the years ended December 31, 2007 and 2008. The ordinary cash dividend was paid on April 6, 2009 while the special cash dividend was paid on July 6, 2009.

WSP Holdings declared and paid no dividend during the years ended December 31, 2010 and 2011.

25.	NET INCOME (LOSS) PER SHARE

The calculation of the net income (loss) per share is as follows:

	Year ended
	December 31, 2009		December 31, 2010	December 31, 2011
Numerator used in basic and diluted net income (loss) per share:
Income (loss) attributable to WSP Holdings	$4,175		$(118,763)	$(68,480)
Shares (denominator)
Weighted average ordinary shares outstanding used in computing basic earnings per share	205,789,800		204,771,144	204,375,226
Plus: incremental weighted average ordinary shares from assumed exercise of options using the treasury stock method	—	(i)	— (i)	— (i)
Weighted average ordinary shares outstanding used in computing diluted earnings per share	205,789,800		204,771,144	204,375,226
Net income (loss) per share-basic:
Net income (loss) attributable to WSP Holdings per ordinary share-basic	$0.02		$(0.58)	$(0.34)
Net income (loss) per share-diluted:
Net income (loss) attributable to WSP Holdings per ordinary share-diluted	$0.02		$(0.58)	$(0.34)

(i)	The Company had 4,994,000, 4,790,000 and 4,306,000 outstanding share option which could potentially dilute basic net income (loss) per share, but which were excluded from the computation of diluted net income (loss) per share in the years ended December 31, 2009, 2010 and 2011 respectively, as the effect would have been anti-dilutive.

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In U.S. dollar thousands, except for share and share-related data)

26.	RELATED PARTY BALANCES AND TRANSACTIONS

Save as disclosed elsewhere in the financial statements, significant balances and transactions with related parties are as follows:

a.	Amounts due from related parties

Name of related party	As of December 31, 2010	As of December 31, 2011
Wuxi Bright Wanbang, equity investment of the Company	$343	$—
Liaoning Daxing Steel Pipes Co., Ltd. and related companies, group of companies controlled by non-controlling investors of subsidiaries (“Liaoning Daxing Group”)	1	—
Wuxi Eastar Co., Ltd., company controlled by Mr. Piao’s family	—	148
Wuxi Huayi, company controlled by Mr. Piao	2	—
Chaoyang Seamless Oil, company controlled by non-controlling investors of Chaoyang Seamless	453	—
	$799	$148

b.	Amounts due to related parties

Name of related party	As of December 31, 2010	As of December 31, 2011
Wuxi Quanhua Material Co., Ltd. (“WXQH”), company controlled by Mr. Piao’s family	$613	$891
Wuxi Bright Wanbang, equity investment of the Company	—	961
Xuyi Aihua Oil Pipe Anticorrosive Product Co., Ltd. (“XYAH”), company controlled by Mr. Piao’s family	968	1,486
Wuxi Eastar Co., Ltd..	1,572	—
Wuxi Longhua Steel Pipes Company Limited (“WXLH”), company controlled by Mr. Piao	—	11,110
Wang Ren, Ou Xiangli, non-controlling investors of Chaoyang Seamless	4,439	—
Mr. Longhua Piao	75	—
Liaoning Daxing Group.	3,402	3,491
Jilin Yude Co., Ltd., company controlled by non-controlling investors of subsidiary.	1	—
	$11,070	$17,939

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In U.S. dollar thousands, except for share and share-related data)

26.	RELATED PARTY BALANCES AND TRANSACTIONS — continued

c.	Transactions with related parties are as follows:

(a)	Sales of goods

	Year ended
Name of related party	December 31, 2009	December 31, 2010	December 31, 2011
Wuxi Bright Wanbang	$1,386	$2,326	$3,351
Wuxi Eastar Co., Ltd	4,649	—	12
Jilin Yude Co., Ltd.,	679	—	—

(b)	Sales of waste materials

	Year ended
Name of related party	December 31, 2009	December 31, 2010	December 31, 2011
WXAH	$25	$13	$19
Liaoning Daxing Group	—	—	19

(c)	Purchase of goods

	Year ended
Name of related party	December 31, 2009	December 31, 2010	December 31, 2011
Wuxi Shinan (Wuxi Shinan ceased to be a related party subsequent to the disposal of subsidiary in February 2010)	$2,651	$—	$—
XYAH	3,423	2,053	3,069
Liaoning Daxing Group	18	—	—
Chaoyang Seamless Oil	938	—	—

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In U.S. dollar thousands, except for share and share-related data)

26.	RELATED PARTY BALANCES AND TRANSACTIONS — continued

c.	Transactions with related parties are as follows:—continued

(d)	Purchase of property, plant and equipment

	Year ended
Name of related party	December 31, 2009	December 31, 2010	December 31, 2011
Wuxi Longhua Steel Pipes Company Limited (“WXLH”), company controlled by Mr. Piao.	$73	$—	$—
WXAH	10	—	—
Wuxi Eastar Co., Ltd	1,103	20,530	6,307
Chaoyang Seamless Oil	8,007	—	—
Liaoning Daxing Group	—	4,173	16

Wuxi Eastar Co., Ltd purchased property and equipment on behalf of Wuxi Pipe as an agent.

(e)	Sale of property, plant and equipment

	Year ended
Name of related party	December 31, 2009	December 31, 2010	December 31, 2011
Liaoning Daxing Group	$—	$—	$30

(f)	Transportation charges

	Year ended
Name of related party	December 31, 2009	December 31, 2010	December 31, 2011
WXQH	$3,406	$1,082	$1,665
Liaoning Daxing Group	187	176	528

WXQH and Liaoning Daxing Group provided certain delivery services to the Company.

(g)	Rental of premises and vehicles

	Year ended
Name of related party	December 31, 2009	December 31, 2010	December 31, 2011
WXLH	$798	$805	$844
WXAH	22	—	—
Liaoning Daxing Group	33	23	41

The Company leased certain areas for production use from WXLH and rented vehicles from WXAH and Liaoning Daxing Group.

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In U.S. dollar thousands, except for share and share-related data)

26.	RELATED PARTY BALANCES AND TRANSACTIONS — continued

c.	Transactions with related parties are as follows:—continued

(h)	Electricity charges

	Year ended
Name of related party	December 31, 2009	December 31, 2010	December 31, 2011
Liaoning Daxing Group	$104	$127	$—

The Company shared certain electricity supply with Liaoning Daxing Group for production use.

(i)	Antirust service charges

	Year ended
Name of related party	December 31, 2009	December 31, 2010	December 31, 2011
WXAH	$10	$—	$—
Liaoning Daxing Group	—	—	108

WXAH and Liaoning Daxing Group provided certain antirust services to the Company.

(j)	Anticorrosion service charges

	Year ended
Name of related party	December 31, 2009	December 31, 2010	December 31, 2011
Wuxi Bright Wanbang	$3,983	$3,301	$6,371

Wuxi Bright Wanbang provided certain anticorrosion services to the Company.

(k)	Bill financing

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

The Company had similar financial transactions with other related parties, namely Liaoyang Daze Spiral Welded Pipe Co., Ltd. (a related company of Liaoning Daxing Group controlled by non-controlling investors of subsidiaries) in 2010, Wuxi Longhua and Liaoning Daxing Group in 2011, respectively.

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In U.S. dollar thousands, except for share and share-related data)

27.	COMMITMENT

(a)	Capital commitment

As of December 31, 2011, commitment for acquisition of property, plant and equipment was $17,915.

(b)	Plant premises operating lease commitment

As of December 31, 2011, future minimum lease commitments under the non-cancelable lease of the plant premises were $1,097, $577, $260 and $6 in 2012, 2013, 2014 and 2015, respectively.

Rental expense incurred was approximately $971, $1,183, and $1,014 for the years ended December 31, 2009, 2010 and 2011, respectively.

(c)	Other commitment

In November 2009, the Company entered into a five-year commitment to purchase a minimum of 300,000 tonnes of iron ore pellets from 2010 through 2014. The commitment for purchase of iron ore pellets is not determinable as the contract does not include a stated purchase price.

In November 2010, the Company entered into another commitment to purchase approximately 600,000 tonnes of iron ore fines within a period of one year for a total amount of $75,000. The commitment expired in 2011 through lapse of time as no shipments were made over the one-year period.

28.	CONTINGENCIES

(a)	In May 2007, Frank H. Migl and several other plaintiffs brought a lawsuit against Watson Pipe, Inc., Atlas Tubular, L.P., Halliburton Energy Services, Inc. and Xxtreme Inspection in a district court in Lavaca County, Texas. The plaintiffs alleged that a casing pipe ruptured in one of the plaintiffs’ oil and gas wells, which caused over $7,000 in damages. In 2008, the plaintiffs amended the petition to add WSP China as a defendant, and one of the defendants filed a petition against WSP China as third-party defendant, alleging that WSP China supplied defective products for the operation. The Company has denied the claims and intends to defend itself against the claims. In January 2011, a settlement amount of $800 was reached for this case, which was fully paid in February 2011. The Company recognized the expenses during year ended December 31, 2010.

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In U.S. dollar thousands, except for share and share-related data)

28.	CONTINGENCIES — continued

(b)	In December 2008, SB International, Inc., a Texas corporation, brought a case against Houston OCTG, WSP China, Mr. Piao and certain other individuals in a district court in Dallas County, Texas, alleging that the defendants interfered with the plaintiff’s contracts and business relations with its customers. The petition also contained claims for theft of information, conversion, breach of fiduciary duty, misappropriation of confidential information, fraud and conspiracy. There is no specific amount of damages claimed in the petition. The Company filed a counterclaim against SB International, Inc. and certain other plaintiffs, requesting for declaratory judgment and claims for breach of fiduciary duty, negligence, constructive fraud, request for accounting and breach of contract. In February 2011, this case was settled for $7,800. The Company recognized the expenses during year ended December 31, 2010.

(c)	In April 2009, seven companies and the United Steelworkers Union in the United States of America filed a petition with the International Trade Commission (“ITC”) and the Department of Commerce (“DOC”), alleging that China-based OCTG manufacturers unfairly dumped OCTG products in the United States market and that Chinese producers were benefitting from massive government subsidies. WSP China was named as one of the major Chinese exporters of the OCTG products to the United States and was included as one of the mandatory respondent companies to the United States government’s countervailing duty investigation. On September 8, 2009, a preliminary determination was issued with a countervailing duty rate of 24.92% assigned to WSP China. On December 7, 2009, the DOC published its final determination in the countervailing duties investigation with a rate of 14.61% assigned to WSP China. The rate was subsequently changed to 14.95% in January 2010 due to certain ministerial errors made by the DOC. WSP China was not classified as a mandatory respondent to the anti-dumping investigation and participated in this case as a separate rate respondent. In November 2009, the Company received a preliminary anti-dumping rate of 36.53% which was based on the average dumping rates of other OCTG producers that were selected as mandatory respondents. On April 9, 2010, the DOC announced its final determination in the anti-dumping investigation with a rate of 29.94% assigned to WSP China. In May 2010, the ITC made a final ruling which requires all Chinese exports of OCTG products to the United States, including WSP China’s products, be charged up to about 32.07% anti-dumping duties and 14.95% countervailing duties.

(d)	In August 2009, Western Oil Gas Development Corp. brought a lawsuit against WSP China, J&B Pipe Supply, Inc., SB International, Inc. and certain other party in a district court in Canadian County, Oklahoma. The plaintiff alleged that a casing pipe provided by WSP China caused damages to its well. The plaintiff claimed total damages in the amount of approximately $9,500. J&B Pipe Supply, Inc. and SB International, Inc. have filed cross claims against WSP China for indemnification and breach of warranty. The Company has denied the claims and intends to defend itself against the claims. In June 2011, this case was settled for $4,475. The Company recognized the expenses of $466 during year ended December 31, 2010, with the remaining balance being settled through insurance.

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In U.S. dollar thousands, except for share and share-related data)

28.	CONTINGENCIES — continued

(e)	In December 2009, Dewbre Petroleum Corporation brought a lawsuit against SB International, Inc., Tubular Synergy Group, LP, Padre Tubular Resources, Inc. and Xxtreme Pipe Storage, LLC in a district court in Nueces County, Texas. The plaintiff alleged that a defective pipe caused damages to its well. In January 2010, the plaintiffs amended the petition to add WSP China as a defendant, alleging that WSP China supplied the defective pipe. The plaintiff claimed total damages in the amount of approximately $20,800. In May 2011, a settlement amount of $4,296 was reached for this case. In June 2011, the Company paid $420 in settlement of the case, with the remaining balance being settled through insurance. The Company recognized the expenses of $420 during year ended December 31, 2010.

(f)	In April, 2010, Penn Virginia Oil & Gas, L. P., as the plaintiff, brought a lawsuit against WSP China and certain other parties in a district court in Panola County, Texas, alleging that WSP China supplied a defective casing pipe, which caused a failed operation in an oil and gas well. The plaintiff claimed total damages in the amount of approximately $4,800. In January 2011, a settlement amount of $2,300 was reached for this case. In March 2011, the Company paid $276 in settlement of the case, with the remaining balance being settled through insurance. The Company recognized the expenses of $276 during year ended December 31, 2010, with the remaining balance being settled through insurance.

(g)	In May 2010, Chesapeake Louisiana, L.P. and certain other parties, as the plaintiffs, brought a lawsuit against WSP China and certain other parties in a district court in Desoto Parish, Louisiana, alleging that WSP China supplied a defective casing pipe, which caused a failed operation in an oil and gas well. Certain landowners who were affected by the failed oil and gas well operation mentioned above, have filed a lawsuit against Chesapeake Louisiana, L.P. in the District Court of Desoto Parish, Louisiana in November 2009. In May 2010, the plaintiffs amended the petition to name WSP China as a co-defendant in the lawsuit. There is no specific amount of damages claimed in the petition. The Company intends to vigorously defend itself against the claims.

(h)	In August 2010, Trident Steel Corporation filed a Third Amended Third-Party Petition against Minmetals, Inc. and WSP China in a district court in Lipscomb County, Texas, stating that it fulfilled the Mewbourne Oil Company’s purchase order using the casing pipes manufactured by Minmetals, Inc. and WSP China and seeking indemnification from Minmetals, Inc. and WSP China for breach of warranty. The total amount of indemnification is unclear now. The Company has denied the claims and intends to vigorously defend itself against the claims.

(i)	In March 2011, Cimarex Energy Co. filed a lawsuit against WSP China, Houston OCTG and other defendants in Nueces County, Texas, seeking total damages in the amount of $11,000 resulting from defects in casing pipes provided by the Company. In March 2012, this case was settled for $5,000. The Company recognized the expenses of $5,000 during year ended December 31, 2011.

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In U.S. dollar thousands, except for share and share-related data)

28.	CONTINGENCIES — continued

In addition to the contingencies mentioned above, the Company is subject to claims and legal proceedings that arise in the ordinary course of its business. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be decided unfavorably to the Company.

Based on the information currently available, the Company was unable to make a reasonable estimate of any further liability because of the uncertainty related to the outcome and/or the amount or range of loss. Accordingly, the Company did not accrue any provision for the contingencies as of December 31, 2011, other than those settled as described above.

Bill financing

In the years ended December 31, 2009, 2010 and 2011 and to date in 2012, the Company has used a portion of its credit facilities from certain banks as bill financing to fund a portion of its working capital requirements and business operational needs.

The Company entered into certain bill financing arrangements where the amounts of bank and commercial acceptance notes drawn down on the banks under the facilities were greater than its real expectation of purchasing needs from suppliers, which included both the Company’s subsidiaries and third parties. On some occasions, the same purchase contracts (required for the issuance of bank acceptance notes under the bill financing facilities) were presented to two or more different banks to obtain financing. A portion of the notes the Company issued to its subsidiaries and third-party suppliers were then presented by the relevant suppliers to the banks for collection of an amount equal to the face value of the notes after deducting interest. Cash received from the notes presented in excess of the actual amount of purchases was then provided to the Company and utilized for operational purposes. Such transactions have been accounted as financing transactions with the banks.

The total amount of the bill financing, being the difference between the aggregate amount of such bank and commercial acceptance notes issued and the aggregate amount of related actual purchases, was approximately RMB1,684,000 ($246,600), RMB323,600 ($48,900) and RMB1,419,000 ($225,200) in 2009, 2010 and 2011, respectively. Excluding the cash deposits that the Company paid upfront to the endorsing banks pursuant to the arrangements, the funding we obtained from the banks through this kind of bill financing in 2009, 2010 and 2011 was estimated to be approximately RMB438,200 ($66,200), RMB354,800 million ($54,800) and RMB323,600 ($51,400), respectively.

29.	STOCK BASED COMPENSATION

On August 24, 2007, the Company adopted the 2007 share incentive plan and granted 5,206,000 options to certain employees, officers and directors for the purchase of 5,206,000 ordinary shares at an exercise price of $4.00 per share. Any of these options not exercised will expire on August 23, 2011 or 2012 and the options will vest over two years at 50% per year. The compensation expense, which was determined based on the fair value of options granted, is to be recognized over the vesting period using graded-vesting attribution method. The Company recorded compensation expense of $809 for the year ended December 31, 2009 and nil for both the years ended December 31, 2010 and 2011. As of December 31, 2011, there was no unrecognized compensation cost related to unvested options.

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
(In U.S. dollar thousands, except for share and share-related data)

29.	STOCK BASED COMPENSATION — continued

A summary of the share option activities is as follows:

	Number of options	Exercise price
Outstanding at beginning of 2010	4,994,000	$4.00
Movement during 2009
Granted	—	—
Exercised	—	—
Forfeited	(204,000)	—
Outstanding at end of 2010	4,790,000	$4.00

Movement during 2011
Granted	—	—
Exercised	—	—
Forfeited	(484,000)	—
Outstanding at end of 2011	4,306,000	$4.00

As of December 31, 2010 and 2011, the intrinsic value of each option was nil, and the aggregate intrinsic value of options outstanding was nil.

The following table summarizes share options outstanding as of December 31, 2011:

	Options outstanding			Options exercisable
Exercise price	Number outstanding	Remaining contractual life	Fair value per share at grant date	Number exercisable	Exercise price
$4.00	4,306,000	0.65	$0.83	4,306,000	$4.00

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

Full time employees of the Company in the PRC participate in a government mandated multiemployer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Company to accrue for these benefits based on certain percentages of the employees’ salaries. The total contributions for such employee benefits were $4,041, $4,891 and $7,540, for the years ended December 31, 2009, 2010 and 2011, respectively.

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

WSP China made total appropriations of $4,522, nil and nil for the years ended December 31, 2009, 2010 and 2011, respectively. As of December 31, 2011, the statutory non-distributable reserves of WSP China were $37,119.

32.	SUBSEQUENT EVENTS

On January 17, 2012, the Company’s wholly-owned subsidiary, WSP China, entered into an agreement with a PRC individual to dispose of its entire 51% equity interest in Chaoyang Seamless for a nominal cash consideration. See note 11 for more details.

WSP HOLDINGS LIMITED

Additional information—Financial statement schedule I
Condensed financial information of parent company
Balance sheets
(In U.S. dollar thousands)

	As of December 31, 2010	As of December 31, 2011
Assets
Cash and cash equivalents	$140	$393
Restricted cash	—	—
Amounts due from subsidiaries	237,386	241,918
Prepaid expenses and other current assets	330	688
Investments in subsidiaries	107,447	63,436
Total assets	345,303	306,435

Liabilities and shareholders’ equity
Accrued expenses and other current liabilities	3,099	3,077
Income taxes payable	733	424
Total liabilities	3,832	3,501
Ordinary shares	20	20
Additional paid-in capital	255,312	255,312
Statutory non-distributable reserves	37,119	37,119
Retained earnings	14,229	(29,630)
Accumulated other comprehensive income	34,791	40,113
Total shareholders’ equity	341,471	302,934
Total liabilities and shareholders’ equity	$345,303	$306,435

WSP HOLDINGS LIMITED

Additional information—Financial statement schedule I
Condensed financial information of parent company
Statements of operations
(In U.S. dollar thousands)

	Year ended
	December 31, 2009	December 31, 2010	December 31, 2011
Management fee received from a subsidiary	$433	$—	$—
Operating expenses:
Selling and marketing expenses	(57)	—	—
General and administrative expenses	(2,943)	(1,869)	(2,362)
Total operating expenses	(3,000)	(1,869)	(2,362)
Loss from operations	(2,567)	(1,869)	(2,362)
Interest income	3,800	3,332	1,236
Other income	767	767	767
Exchange differences	521	—	—
Equity in earnings (loss) of subsidiaries	2,125	(76,291)	(43,376)
Net income (loss) before provision for income taxes	4,646	(74,061)	(43,735)
Provision for income taxes	(471)	(262)	(124)
Net income (loss)	$4,175	$(74,323)	$(43,859)

WSP HOLDINGS LIMITED

Additional information — Financial statement schedule I
Condensed financial information of parent company
Statements of changes in equity and comprehensive income
(In U.S. dollar thousands, except for share and share-related data)

	Ordinary share
	Shares	Amount	Additional paid-in capital	Statutory non- distributable reserves	Retained earnings	Accumulated other comprehensive income	Total equity	Total comprehensive income
Balance as of January 1, 2009	205,789,800	$21	$256,502	$32,597	$166,070	$27,416	$482,606	$—
Amortization of deferred share-based compensation expense	—	—	809	—	—	—	809	—
Net income	—	—	—	—	4,175	—	4,175	4,175
Statutory non-distributable reserves	—	—	—	4,522	(4,522)	—	—	—
Dividends	—	—	—	—	(77,171)	—	(77,171)	—
Foreign currency translation adjustment	—	—	—	—	—	319	319	319
Balance as of December 31, 2009	205,789,800	$21	$257,311	$37,119	$88,552	$27,735	$410,738	$4,494
Repurchase of ordinary shares	(1,414,574)	(1)	(1,999)	—	—	—	(2,000)	—
Net loss	—		—	—	(74,323)	—	(74,323)	(74,323)
Foreign currency translation adjustment	—	—	—	—	—	7,056	7,056	7,056
Balance as of December 31, 2010	204,375,226	$20	$255,312	$37,119	14,229	$34,791	$341,471	$(67,267)
Net loss	—		—	—	(43,859)	—	(43,859)	(43,859)
Foreign currency translation adjustment	—		—	—	—	5,322	5,322	5,322
Balance as of December 31, 2011	204,375,226	$20	$255,312	$37,119	(29,630)	$40,113	$302,934	$(38,537)

WSP HOLDINGS LIMITED

Additional information—Financial statement schedule I
Condensed financial information of parent company
Statements of cash flows
(In U.S. dollar thousands)

	Year ended
	December 31, 2009	December 31, 2010	December 31, 2011
Cash flow from operating activities:
Net income (loss)	$4,175	$(74,323)	$(43,859)
Adjustments to reconcile net income to net cash used in operating activities:
Share-based compensation	809	—	—
Equity in earnings (loss) of subsidiaries	(2,125)	76,291	43,376
Changes in assets and liabilities	(32,888)	(294)	5,268

Net cash used in operating activities	(30,029)	1,674	4,785

Cash flow from investing activities:
Dividend received from subsidiaries	80,450	—	—
Decrease (increase) in restricted cash	(650)	40,500	—
Advances to subsidiaries	—	(41,692)	(4,532)
Net cash (used in) provided by investing activities	79,800	(1,192)	(4,532)
Cash flow from financing activities:
Proceeds from issuance of ordinary shares, net of issuance expenses	—	—	—
Repurchase of ordinary shares	—	(2,000)	—
Dividend paid	(77,171)	—	—
Cash provided by (used in) financing activities	(77,171)	(2,000)	—
Net increase (decrease) in cash and cash equivalents	(27,400)	(1,518)	253
Cash and cash equivalents at beginning of the year	29,058	1,658	140
Cash and cash equivalents at end of the year	$1,658	$140	$393

WSP HOLDINGS LIMITED

Additional information — Financial statement schedule I
Notes to Additional Information

1.	Basis for Preparation

The Condensed Financial Information of the Company only has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the Company has used equity method to account for its investment in its subsidiary, FSHL.

2.	Investments in Subsidiaries

The Company and its subsidiaries were included in the consolidated financial statements where inter-company balances and transactions were eliminated upon consolidation. For purpose of the Company’s stand-alone financial statements, its investments in subsidiaries were reported using the equity method of accounting. The Company’s share of income and losses from its subsidiaries were reported as shares of earnings (loss) of subsidiaries in the accompanying financial statements. The Company will cease to record any loss incurred by the subsidiaries when the Company’s investments in the subsidiaries are reduced to zero as the Company does not have the obligations to fund the loss of the subsidiaries.