Form 20-F/A
period 2011-12-31
WSP Holdings LTD
filed 2012-05-15
CIK 1418225

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

AMENDMENT NO. 1

To

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2011.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

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
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of exchange on which each class is to be registered
American Depositary Shares, each representing ten	New York Stock Exchange
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

Yes ☐   No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐   No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or such shorter period that the registrant was required to submit and post such files).

Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐  Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐   No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes ☐   No ☐

EXPLANATORY NOTE

This Amendment No. 1 (“Amendment No. 1”) to our Annual Report on Form 20-F for the year ended December 31, 2011, originally filed with the Securities and Exchange Commission on April 30, 2012 (“2011 Form 20-F”), is being filed solely for the purposes of:

•                  furnishing the Supplemental Agreement to the Syndicated Line of Credit and Loan Agreement (original agreement previously furnished as Exhibit 4.7 to the 2011 Form 20-F) as Exhibit 4.8 and updating “Item 19. Exhibits” with such exhibit included in this Amendment No. 1; and

•                  furnishing Interactive Data File disclosure as Exhibit 101 in accordance with Rule 405 of Regulation S-T and updating “Item 19. Exhibits” with such exhibits included in this Amendment No. 1.

We are including in this Amendment No. 1 currently-dated certifications by our principal executive officer and our principal financial officer. Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in any other item of the 2011 Form 20-F, or reflect any events that have occurred after the 2011 Form 20-F was originally filed. The Company’s 2011 Form 20-F, as amended by this Amendment No. 1, continues to speak as of the initial filing date of the 2011 Form 20-F.

ITEM 19.                 EXHIBITS

Exhibit Number	Description of Document
1.1

Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 1.1 of our Annual Report on Form 20-F/A (File No. 001-33840), filed with the Securities and Exchange Commission on June 30, 2008)

2.1

Registrant’s specimen American depositary receipt (included in Exhibit 2.3) (incorporated by reference to Exhibit 4.3 of Amendment No. 1 to our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 20, 2007)

2.2

Registrant’s specimen certificate for ordinary shares (incorporated by reference to Exhibit 4.2 of our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 13, 2007)

2.3

Deposit Agreement, dated as of December 6, 2007, among the Registrant, the depositary and holder of the American depositary receipts (incorporated by reference to Exhibit 4.3 of Amendment No. 1 to our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 20, 2007)

4.1

2007 Share Incentive Plan (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 13, 2007)

4.2

Form of Employment Agreement between the Registrant and a Senior Executive Officer of the Registrant (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 13, 2007)

4.3

English translation of Framework Agreement, dated January 5, 2007, between Wuxi Seamless Oil Pipes Company Limited and Wuxi Aihua Chemical Industry Co., Ltd. (incorporated by reference to Exhibit 10.20 of our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 13, 2007)

4.4

English translation of Asset Transfer Agreement, dated January 31, 2007, between Wuxi Seamless Oil Pipes Company Limited and Hailong Drill Pipe (Wuxi) Co., Ltd. (incorporated by reference to Exhibit 10.21 of our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 13, 2007)

4.5

English translation of Joint Venture Agreement, dated March 27, 2008, between First Space Holdings Limited and Liaoning Steel Pipe Co., Ltd. (incorporated by reference to Exhibit 4.39 of our Annual Report on Form 20-F (File No. 001-33840), filed with the Securities and Exchange Commission on June 12, 2008)

4.6

English translation of Equity Transfer Agreement, dated July 24, 2008, between Hebei Bishi Industry Group Co., Ltd. and Wuxi Seamless Oil Pipes Co., Ltd. regarding Inner Mongolia Tuoketuo County Mengfeng Special Steel Co., Ltd. (incorporated by reference to Exhibit 4.20 of our Annual Report on Form 20-F (File No. 001-33840), filed with the Securities and Exchange Commission on May 5, 2009)

4.7

English translation of the Syndicated Line of Credit and Loan Agreement, dated August 29, 2011, between Wuxi Seamless Oil Pipes Co. Ltd. and Bank of China, Agricultural Bank of China as lead banks and six other participating commercial banks (incorporated by reference to Exhibit 4.11 of our Annual Report on Form 20-F (File No. 001-33840), filed with the Securities and Exchange Commission on September 14, 2011)

4.8*	English translation of the Supplemental Agreement to the Syndicated Line of Credit and Loan Agreement, dated December 30, 2011, between Wuxi Seamless Oil Pipes Co. Ltd. and Bank of China

Exhibit Number	Description of Document
4.9**	English translation of the Shares Sale and Purchase Agreement, dated January 17, 2012, between Wuxi Seamless Oil Pipes Co. Ltd. and Liming Zhou

4.10**	Guarantee, dated January 26, 2011, between Longhua Piao and Bangkok Bank Public Company Limited

8.1**	Subsidiaries of the Registrant

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 13, 2007)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.INS***	XBRL Instance Document

101.SCH***	XBRL Taxonomy Extension Schema Document

101.CAL***	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF***	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB***	XBRL Taxonomy Extension Label Linkbase Document

101.PRE***	XBRL Taxonomy Extension Presentation Linkbase Document

*                          Filed herewith.

**                   Previously filed with the 2011 Form 20-F on April 30, 2012.

***            XBRL (eXtensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to Form 20-F on its behalf.

WSP HOLDINGS LIMITED

	By:	/s/ Longhua Piao
	Name:	Longhua Piao
	Title:	Chairman and Chief Executive Officer

Date: May 15, 2012

[Signature Page to 20-F/A]