Form 20-F
period 2012-12-31
WSP Holdings LTD
filed 2013-11-15
CIK 1418225

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2012.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

204,375,226 ordinary shares, par value $0.0001 per share, as of December 31, 2012.

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

•             “China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report on Form 20-F only, Taiwan, and the special administrative regions of Hong Kong and Macau;

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

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2010, 2011 and 2012.

We use U.S. dollars as the reporting currency in our financial statements and in this annual report. When reporting our operating results and financial position, we use the monthly average exchange rate for the year and the exchange rate at the balance sheet date, respectively, as published by the People’s Bank of China. With respect to amounts not recorded in our consolidated financial statements included elsewhere in this annual report, all translations of Renminbi into U.S. dollars were made at RMB6.2301 to $1.00, the noon buying rate on December 31, 2012 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that the Renminbi or U.S. dollar amounts in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. See “Item 3. Key Information—D. Risk Factors—Risks related to doing business in China—Fluctuations in exchange rates could adversely affect our business as well as result in foreign currency exchange losses.” On November 8, 2013, the noon buying rate was RMB6.0903 to $1.00.

PART I

Item 1.         IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2.         OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3.         KEY INFORMATION

A.            Selected Financial Data

The following selected consolidated financial data should be read in conjunction with our consolidated financial statements and notes to those consolidated financial statements included elsewhere in this annual report and “Item 5. Operating and Financial Review and Prospects.” The selected consolidated statement of operations data for the years ended December 31, 2010, 2011 and 2012 and the selected consolidated balance sheet data as of December 31, 2011 and 2012 are derived from our audited consolidated financial statements, which are included elsewhere in this annual report. The selected consolidated statement of operations data for the years ended December 31, 2008 and 2009 and the selected consolidated balance sheet data as of December 31, 2008, 2009 and 2010 are derived from our audited consolidated financial statements, which are not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods.

	For the year ended December 31,
(in thousands, except for share and per share data)	2008	2009	2010	2011	2012
Selected Consolidated Income Statement Data:
Net revenues	$912,090	$577,029	$470,465	$686,125	$561,297
Cost of revenues	(703,531)	(496,656)	(467,400)	(637,615)	(536,823)
Gross profit	208,559	80,373	3,065	48,510	24,474
Selling and marketing expenses	(22,770)	(18,244)	(20,841)	(34,486)	(17,192)
General and administrative expenses	(41,740)	(44,798)	(67,008)	(61,774)	(78,146)
Impairment of long-lived assets	—	—	(17,055)	—	—
—Gain on disposal of subsidiary	—	—	—	3,268	2,512
Other operating income, net	2,589	2,559	5,446	2,777	6,190
Income (loss) from operations	146,638	19,890	(96,393)	(41,705)	(62,162)
Interest income (expense), net	(15,319)	(17,026)	(26,043)	(30,609)	(36,624)
Other income	767	767	767	767	64
Exchange differences	(6,984)	218	(1,484)	(5,144)	2,676
Income (loss) from continuing operations before provision for income taxes	125,102	3,849	(123,153)	(76,691)	(96,046)
Provision for (benefit from) income taxes	(24,405)	(2,137)	(9,388)	(99)	6,131
Net income (loss) from continuing operations before earnings in equity investments	100,697	1,712	(132,541)	(76,790)	(89,915)
Loss (earnings) in equity investments	1	(105)	(211)	(10)	44
Net income (loss) from continuing operations	100,698	1,607	(132,752)	(76,800)	(89,871)
Net income (expense) from discontinued operations	—	—	—	—
Net income (loss)	100,698	1,607	(132,752)	(76,800)	(89,871)
Less: Net income (loss) attributable to the non-controlling interests	(1,349)	2,568	13,989	8,320	5,686
Net income (loss) attributable to WSP Holdings Limited	$99,349	$4,175	$(118,763)	$(68,480)	$(84,185)
Net income (loss) per share—basic
Net income (loss) from continuing operations	$0.48	$0.02	$(0.58)	$(0.34)	$(0.41)
Loss on discontinued operations	—	—	—	—
Net income (loss) per share	$0.48	$0.02	$(0.58)	$(0.34)	$(0.41)
Net income (loss) per share—diluted
Net income (loss) from continuing operations	$0.48	$0.02	$(0.58)	$(0.34)	$(0.41)
Loss on discontinued operations	—	—	—	—
Net income (loss) per share	$0.48	$0.02	$(0.58)	$(0.34)	$(0.41)
Weighted average ordinary shares used in computation of earnings per share:
Basic	205,663,247	205,789,800	204,771,144	204,375,226	204,375,226
Diluted	205,663,247	205,789,800	204,771,144	204,375,226	204,375,226

The following table presents a summary of our consolidated balance sheet data as of December 31, 2008, 2009, 2010, 2011 and 2012:

	As of December 31,
(in thousands)	2008	2009	2010	2011	2012
Consolidated balance sheet data
Cash and cash equivalents	$89,097	$133,250	$48,688	$27,742	$26,105
Restricted cash	231,988	205,613	142,027	249,812	206,802
Accounts and bills receivable, net of allowance for doubtful accounts	246,463	204,906	199,970	260,139	217,030
Advances to suppliers	15,049	23,514	17,123	19,229	25,866
Inventories	311,383	266,090	240,713	242,240	205,229
Total current assets	919,931	870,166	692,435	866,562	732,431
Property and equipment, net	313,936	407,052	536,942	653,783	597,619
Intangible assets, net	136	971	244	108	96
Total assets	$1,310,611	$1,394,394	$1,331,062	$1,571,116	$1,390,322
Accounts payable	$344,817	$162,557	$176,379	$307,740	$332,107
Borrowings—due within one year	337,438	506,448	596,546	773,541	786,987
Total current liabilities	796,135	764,428	877,956	1,245,000	1,205,972
Total liabilities	808,616	960,082	1,028,287	1,339,734	1,237,928
Total WSP Holdings Limited shareholders’ equity	482,606	410,738	297,031	238,873	151,154
Non-controlling interest	19,389	23,574	5,744	(2,491)	1,240
Total equity	501,995	434,312	302,775	231,382	152,394
Total liabilities and equity	$1,310,611	$1,394,394	$1,331,062	$1,571,116	$1,390,322

B.            Capitalization and Indebtedness

Not Applicable.

C.            Reasons for the Offer and Use of Proceeds

Not Applicable.

D.            Risk Factors

Risks related to our business

Our financial statements indicate that we have a going concern uncertainty, which could adversely affect our ability to meet our ongoing financing needs and obtain third party financing.

We have suffered significant operating losses, working capital deficiencies and negative operating cash flow, and a significant amount of our short-term borrowings needs to be refinanced. In addition, starting in 2009, we experienced a significant decline in sales in the United States due to the anti-dumping and countervailing duties on seamless pipes made in China, which resulted in low utilization of our production capacity. Additionally, in connection with the global credit and economic crisis in the past few years, some of our customers experienced reductions in cash flows and availability of credit and increased costs of borrowing due to tightening of the credit markets, which had significant adverse effects on the their financial conditions. This may result in project modifications, delays or cancellations, general business disruptions, and delays in, or nonpayment of, amounts that are owed to us, which could have a significant adverse effect on our results of operations and cash flows. Moreover, because we depend on a limited number of customers, any decline in our major customers’ businesses could lead to a decline in purchase orders from these customers and materially and adversely affect our business, results of operations and financial condition.

We rely largely on operating cash flow and short-term borrowings for the working capital needs of our operations. As of December 31, 2012, our total bank and other borrowings amounted to $802.9 million, of which $787.0 million were short-term bank borrowings. Our substantial indebtedness could have important consequences to our investors. For example, it could:

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

In addition, our facility agreements with certain commercial banks contain various covenants. A failure to maintain the financial covenants, or a breach of any of the other restrictive covenants, would result in a default under the relevant facility agreements. If the lender accelerates the repayment of borrowings, we may not have sufficient cash or assets to repay the loans under the facility agreements. The existence of these conditions may raise the issue about our ability to continue as a going concern. We cannot assure you that our business will generate sufficient cash flow from operations in the future to service our debts and make necessary capital expenditures, in which case we may (i) seek additional financing, (ii) seek to refinance some or all of our debts or (iii) dispose of certain assets. See “—Restrictive covenants under our facility agreements and any future indebtedness may limit the manner in which we operate and an event of default under any of our facility agreements and any future indebtedness may adversely affect our operations; and our financial leverage may hinder our ability to expand and materially affect our results of operations.” and “—We and our subsidiaries have been in breach of certain financial covenants under certain loan agreements, which, if not managed carefully, may trigger events of default and accelerated payment and adversely affect our business, financial condition and results of operations.” Additionally, in 2012 and 2013 we also obtained high interest loans from non-commercial lenders. These loans typically had durations of no longer than seven days and annualized interest rates of approximately 90%. We paid interest of approximately RMB4.4 million ($0.7 million) and RMB2.7 million ($0.4 million) on these high interest loans in the year ended December 31, 2012 and the nine months ended September 30, 2013. If we are forced to place more reliance on these types of high interest loans in the future as sources of financing, our business and results of operations may be materially and adversely affected.

The existence of a going concern uncertainty could affect our ability to obtain financing from third parties or could result in increased costs of such financing. See our financial statements included in this annual report for more details. Although we believe that we will be able to renew a substantial portion of our bank borrowings and bank credit facilities when they fall due, any additional financing may not be available in the amounts we need or on terms acceptable to us, if at all. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. We may not be able to refinance some or all of our existing facilities on commercially reasonable terms and in a timely manner. Our ability to refinance existing facilities and borrow additional funds is affected by a variety of factors, including (i) limitations imposed on us under the financing agreements that contain restrictive covenants and borrowing conditions that may limit our ability to raise additional debt, (ii) the decline in liquidity in the credit markets, (iii) prevailing interest rates, (iv) the strength of the lenders from whom we borrow, and (v) changes in the PRC government’s policies in connection with commercial loans. An event of default, any material negative change of our operation and financial conditions, an adverse action by a regulatory authority or a general deterioration in the economy that constricts the availability of credit may increase our cost of funds and make it difficult for us to renew existing credit facilities and obtain new loans. In the event that we are unable to meet our liabilities when they become due or if our creditors take legal actions against us for payment, we may have to liquidate long-term assets to repay our creditors. We may have difficulty converting our long-term assets into current assets in such a situation and may suffer material losses upon the sale of our long-term assets.

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

As a result of these covenants, we are limited in the manner in which we conduct our business and may be unable to engage in certain business activities. Some of the facility agreements also include certain financial covenants including, but not limited to, specified financial ratios that we must comply over the term of the borrowings. In August 2011, one of our subsidiaries entered into a syndicated bank credit facility agreement with two major lead commercial banks and six other participating commercial banks that provided us with a syndicated bank credit facility of up to RMB3.5 billion, with an initial commitment of RMB2.86 billion for a term up to three years from the first drawdown date. This agreement contains financial covenants applicable to one of our major subsidiaries, including maintenance of debt to asset ratio not exceeding 72% in 2011, 71% in 2012 and 67% in 2013, minimum sales of RMB4 billion in 2011, RMB4.5 billion ($722.3 million) in 2012 and RMB5.5 billion ($882.8 million) in 2013, minimum net income of RMB80 million in 2011, RMB150 million ($24.1 million) in 2012 and RMB350 million ($56.2 million) in 2013, minimum current ratios of 170% in 2011, 180% in 2012 and 180% in 2013, and minimum quick ratios of 120% in 2011, 130% in 2012 and 130% in 2013. Additionally, we must also meet certain ratios and thresholds at the end of a one-year special observation period from July 1, 2011 to June 30, 2012. These ratios and thresholds include maximum debt to asset ratio of 70%, minimum sales of RMB4.2 billion ($674.1 million), minimum net income of RMB100 million ($16.1 million), minimum current ratio of 170% and minimum quick ratio of 120%.

A failure to maintain the financial covenants, or a breach of any of the other restrictive covenants, would result in a default under the relevant facility agreements. Upon the occurrence of any default under any of the facility agreements, the lender could elect to declare all borrowings outstanding, together with accrued and unpaid interests and fees, to be due and payable, or could require us to apply all of our available cash to repay these borrowings. If the lender accelerates the repayment of borrowings, we may not have sufficient cash or assets to repay the loans under the facility agreements. Even if we are able to obtain new financing, we may not be on commercially reasonable terms, or terms that are acceptable to us.  Our failure to comply with the financial or other covenants under our facility agreements could lead us to seek a waiver or an amendment of the covenants contained in the facility agreements, or alternative financing. Any waiver of the covenants in or amendment of the terms of our facility agreements may involve upfront fees, higher annual interest costs and other terms less favorable to us than those currently offered by the existing facilities. Additionally, we may not be able to obtain alternative financing on commercially reasonable terms or terms accepted to us, if at all.  For example, we did not meet certain ratios and thresholds set forth in the financial covenants in our syndicated bank credit facility agreement for the year ended December 31, 2011, the special observation period from July 1, 2011 to June 30, 2012 and the year ended December 31, 2012. See “—We and our subsidiaries have been in breach of certain financial covenants under certain loan agreements, which, if not managed carefully, may trigger events of default and accelerated payment and adversely affect our business, financial condition and results of operations.”

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

In August 2011, one of our subsidiaries entered into a syndicated bank credit facility agreement with two major lead commercial banks and six other participating commercial banks that provided us with a syndicated bank credit facility of up to RMB3.5 billion, with an initial commitment of RMB2.86 billion for a term up to three years from the first drawdown date. This agreement contains financial covenants applicable to one of our major subsidiaries, including maintenance of debt to asset ratio not exceeding 72% in 2011, 71% in 2012 and 67% in 2013, minimum sales of RMB4 billion in 2011, RMB4.5 billion ($722.3 million) in 2012 and RMB5.5 billion ($882.8 million) in 2013, minimum net income of RMB80 million in 2011, RMB150 million ($24.1 million) in 2012 and RMB350 million ($56.2 million) in 2013, minimum current ratios of 170% in 2011, 180% in 2012 and 180% in 2013, and minimum quick ratios of 120% in 2011, 130% in 2012 and 130% in 2013. Additionally, we must also meet certain ratios and thresholds at the end of a one-year special observation period from July 1, 2011 to June 30, 2012. These ratios and thresholds also include maximum debt to asset ratio of 70%, minimum sales of RMB4.2 billion ($674.1 million), minimum net income of RMB100 million ($16.1 million), minimum current ratio of 170% and minimum quick ratio of 120%.

The subsidiary did not meet certain financial covenants under the syndicated loan facility agreement for the year ended December 31, 2011, the special observation period from July 1, 2011 to June 30, 2012 and the year ended December 31, 2012. In December 2012, the bank syndicate waived the past breaches of financial covenants during the observation period and agreed to continue to fulfill the terms of the syndicated loan facility. Additionally, we have informed the bank syndicate that we did not meet certain financial covenants for the year ended December 31, 2012. The bank syndicate held a review meeting and reached an agreement to waive the aforementioned breaches of financial covenants. The formal approval process within the bank syndicate is currently underway. However, the bank syndicate may not grant us a waiver for these breaches or any future breaches or noncompliance. Additionally, two of our other subsidiaries are also in breach of their financial covenants under project loans. Our lenders have not accelerated the repayment of these borrowings under the aforementioned credit facilities. Due to our breaches, we have classified our long-term loans under the syndicate loan facility and project loans from such banks into short-term loans due within one year. These two subsidiaries have entered into agreements with the lenders regarding the treatment and remedying of these breaches of financial covenants and the extension of the repayment schedules of these loans. However, if we have future breaches of financial covenants under these project loans and are unable to reach an agreement with our lenders, they may accelerate repayment of these loans and we may not be able to repay the loans, which would have a material and adverse effect on our financial condition, results of operations and business prospects. See the risk factor entitled “—Our financial statements indicate that we have a going concern uncertainty, which could adversely affect our ability to meet our ongoing financing needs and obtain third party financing.” Furthermore, accelerated payments and/or defaults under our existing facility agreements may result in cross-defaults or cross-accelerations under our other loans with banks in China, which would have a material adverse effect on our business, financial condition and results of operations.

Certain of our subsidiaries entered into bill financing arrangements and transactions which may not be and in certain cases were not in compliance with relevant PRC laws and regulations, and we cannot assure you that there will not be any legal or regulatory action taken against us which would result in material adverse effect on our business conditions and cash flows.

In the years ended December 31, 2010, 2011 and 2012 and to date in 2013, certain of our subsidiaries have used a portion of our credit facilities from certain banks as bill financing to fund a portion of our working capital requirements and business operational needs.  These transactions may not be in compliance and in certain cases were not with relevant PRC laws and regulations.

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

These bill financing arrangements may not be in compliance with the general principles under the PRC Negotiable Instruments Law. We have sought legal advice from our PRC legal advisor regarding these bill financing arrangements. Considering the relevant factors including, in particular, that we have settled in the past these notes when they were due, and under the assumption that we are able to settle the outstanding notes when they become due, our PRC legal advisor subsequently issued a legal opinion stating that our bill financing arrangements in the years ended December 31, 2010, 2011 and 2012 would not result in any criminal or administrative liabilities on us or our senior management or directors, and there would not be any civil liabilities. The nature of our bill financing arrangements in the year ended December 31, 2012 has remained consistent with previous years. We have also obtained written confirmations from all of the endorsing banks that they will not take any legal action against us in connection with the bank and commercial acceptance notes that have been duly settled. We have settled all of the bank and commercial acceptance notes involved in the bill financing transactions in 2010, 2011 and 2012 that have become due. We expect to settle the notes from bill financing transactions that are outstanding on the date of this annual report when they become due.  Although we have obtained the written confirmations from all of the endorsing banks that they will not take any legal action against us in connection with the bank and commercial acceptance notes that have been duly settled, the endorsing banks may legal action regarding notes that we have settled regardless due to unforeseen reasons and circumstances beyond our control.

In 2012, additionally, for purposes of raising financing from a number of commercial banks, Wuxi Seamless Oil Pipes Company Limited, or WSP China, Liaoyang Seamless Oil Pipes Co., Ltd., or Liaoyang Seamless, and Songyuan Seamless Oil Pipes Co., Ltd., or Songyuan Seamless, entered into a number of intragroup transactions, under which WSP China sold approximately RMB251 million ($40.1 million) worth of goods to Liaoyang Seamless, Liaoyang Seamless sold approximately RMB252 million ($40.3 million) of goods to Songyuan Seamless and Songyuan Seamless sold approximately RMB252 million ($40.3 million) of goods to WSP China. Official sales invoices were issued for these transactions.  However, physical delivery of the underlying goods in these transactions did not occur.  As these transactions were intragroup, they did not have an overall impact on our consolidated revenues and did not result in additional tax payable, although the PRC generally accepted accounting principles, or PRC GAAP, reports of each of these three respective individual entities would have reflected sales not supported by physical delivery of the underlying goods. These sales invoices allowed our subsidiaries to obtain additional bill financing from a number of commercial banks.  Due to the nature of these transactions, these commercial banks may declare any of our borrowings to become immediately due and payable and terminate our credit facilities so that no additional borrowings can be obtained.  If any of these borrowings become immediately due and payable, we may not have the means to repay them.

Our management has conducted an assessment, including obtaining PRC legal advice and testing the design and the effectiveness of our internal control over financial reporting as of December 31, 2012. This assessment identified a material weakness that these transactions occurred without proper approval and may not be in compliance and in certain cases were not compliant with relevant PRC laws and regulations, and therefore our internal controls have not been operating effectively. See “Item 15. Controls and Procedures — Management’s annual report on internal control over financial reporting.”  In light of the current financial environment and our capital needs, we may continue to rely on such bill financing arrangements and continue to allow these borrowings relating to increased bills payable to remain until they are repaid upon maturity. Any actions by banks or regulators against us relating to these transactions could cause a disruption to our business operations and impact future financing arrangements with banks, which may have an adverse effect on our business conditions and cash flows.  The banks may take legal action against us if we fail to settle outstanding bank and commercial acceptance notes when they become due, which may disrupt our business and impact our long-term relationships with the banks and future financing plans.

Declines in domestic and international oil and natural gas prices, or domestic and international exploration, drilling and production activities, would adversely affect our profitability.

Demand for our OCTG products depends significantly on the number of domestic and worldwide oil and gas wells drilled, completed and reworked, as well as the depth and drilling conditions of these wells. The level of such drilling activities in turn depends on the level of capital spending by major oil and gas companies. A decline in domestic and worldwide oil and gas exploration, drilling and production activities would adversely affect our results of operations. Capital spending on OCTG used for oil and natural gas exploration, drilling and production activities is driven in part by the prevailing prices for oil and natural gas and the perceived stability and sustainability of those prices. Although the prices of crude oil and natural gas rose in 2012, the global credit and economic crisis have in the past reduced worldwide demand for energy and resulted in significantly lower crude oil and natural gas prices. A substantial or extended decline in oil and natural gas prices can reduce our customers’ activities and their spending on our products. If the current global economic conditions and the availability of credit worsen or continue for an extended period, this could reduce our customers’ levels of expenditures and have a significant adverse effect on our revenue and operating results.

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

Steel is the principal raw material for our products. Cost for raw materials accounted for 73.4%, 78.3% and 77.5% of our cost of revenues in 2010, 2011 and 2012, respectively. Any increase in the price of steel could reduce our profit margin if we are unable to pass such increased costs on to our customers. From the end of 2003 to mid-2008, the price of steel increased substantially due in part to increasing demand, which significantly affected our gross margin. Since 2009, the price of steel has shown increasing volatility, although it exhibited a general upward trend through 2010 and the first half of 2011 before declining toward the end of 2011. We expect the volatility of price of steel to persist in the short to medium term. The price of steel has had, and will continue to have, a significant impact on our cost of revenues. If we are unable to manage our purchases of steel at prices acceptable to us or if the price of steel increase significantly and we are not able to pass on all or part of any such price increases to our customers, our profit margins may decrease and our results of operations would be materially and adversely affected.

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

In April 2009, seven U.S. companies and the United Steelworkers Union filed a petition with the U.S. International Trade Commission, or the ITC, and the U.S. Department of Commerce, or the DOC, alleging that China-based OCTG manufacturers unfairly dumped OCTG products in the U.S. market and that Chinese producers were benefitting from massive government subsidies. WSP China was named as one of the major exporters of OCTG products from China. In June 2009, we were included as one of the mandatory respondent companies to the United States government’s countervailing duty investigation. On September 8, 2009, a preliminary determination was issued with a countervailing duty rate of 24.92% assigned to WSP China. On December 7, 2009, the DOC published its final determination in the countervailing duties investigation with a rate of 14.61% assigned to WSP China. The rate was subsequently changed to 14.95% in January 2010 due to certain ministerial errors made by the DOC. We were not selected as a mandatory respondent to the anti-dumping investigation and participated in this case as a separate rate respondent. In November 2009, we received a preliminary dumping rate of 36.53%, which was based on the average dumping rates of other OCTG producers that were selected as mandatory respondents. In December 2009, this rate was amended to 96.51% due to certain ministerial errors made by the DOC. On April 9, 2010, the DOC announced its final determination in the anti-dumping investigation with a rate of 29.94% assigned to WSP China. In May 2010, the ITC made a final ruling which requires all Chinese exports of OCTG products to the United States, including WSP China’s products, be subject up to approximately 32.07% of anti-dumping duties and 14.95% of countervailing duties. The anti-dumping and countervailing duties are applied to all Chinese exports of OCTG products to the United States starting from the date of the DOC’s preliminary determinations. WSP China has not exported OCTG products to the United States after the date of the DOC’s preliminary determinations. The anti-dumping and countervailing duties will apply to us if WSP China exports OCTG products to the United States in the future and we are not subject to any other penalties or fines. In 2010, 2011 and 2012, products sold to the United States by our subsidiaries accounted for 9.7%, 6.3% and 9.3% of our net revenues, respectively. The decrease in export revenue of products sold to the United States as a percentage of our net revenues mainly was attributable to the effect of anti-dumping and countervailing duties on the subject goods. As a result of the proceedings, our sales in the U.S. suffered and our results of operations have been materially and adversely affected.

Additionally, in 2012, we have identified an immaterial amount of goods originating from China that were incorrectly imported to the United States. We are presently repatriating the goods. We are unable to estimate the likelihood that legal liability will arise as a result of the incorrect importation of these goods, including any duties that may be imposed by regulators, or the amount of liability that we would incur should any legal proceedings take place.

There may be similar actions taken in the future in other countries against PRC-made seamless OCTG products. Any actions filed against us with respect to the products we sell, even without merit, may divert significant company resources and management attention, have an adverse impact on the prices and sales of our products in the relevant countries and adversely affect our business prospects and results of operations. If any decision is entered against us in such an action, we may be subject to additional tariff liabilities and our overseas sales may be materially and adversely affected. Additionally, in July 2013, nine US manufacturers sought anti-dumping and countervailing duty investigations on OCTG products from nine countries, including Thailand. In August 2013, the ITC announced that it had found reasonable grounds to pursue an anti-dumping case against the nine countries and that the DOC was investigating the matter.  If anti-dumping duties are imposed on Thailand, our business in Thailand and the operations of WSP Pipe Company Limited, or WSP Pipe, may be significantly and adversely affected.

We depend on a limited number of customers, and any loss of these customers could materially and adversely affect our revenue and profitability.

Our customers include oil and gas companies in China and abroad. Aggregate sales attributable to our five largest customers represented approximately 46.5%, 69.5% and 63.8% of our net revenues for the years ended December 31, 2010, 2011 and 2012, respectively. We cannot assure you that we will be able to maintain or improve our relationships with these customers, or that we will be able to continue to supply products to these customers at current levels or at all. In addition, our business is affected by competition in the oil and gas industry, and any decline in our major customers’ businesses in these markets could lead to a decline in purchase orders from these customers. If any of our key customers were to substantially reduce the size or amount of the orders they place with us or were to terminate their business relationship with us entirely, we cannot assure you that we would be able to obtain orders from other customers to replace any such lost sales on comparable terms or at all. If any of these relationships were to be so altered and we were unable to obtain replacement orders, our business, results of operations and financial condition would be materially and adversely affected.

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

Historically, we have expanded our production capacity and developed our overseas sales as part of our growth strategy. For example, as a part of our international expansion strategy, in April 2008, we established our wholly-owned subsidiary, Houston OCTG Group, Inc., or Houston OCTG, in Houston, Texas. In April 2009, WSP China established Chaoyang Seamless Oil Steel Casting Pipes Co., Ltd., or Chaoyang Seamless, in Chaoyang, Liaoning Province, China. In February 2010, we acquired WSP Pipe, a company in the Thai-Chinese Rayong Industrial Zone, Thailand from Mr. Longhua Piao, our chairman and chief executive officer. In February 2010, Bazhou Seamless Oil Pipes Co., Ltd., or Bazhou Seamless, established a wholly-owned subsidiary, Kuitun Seamless Special Steel Company Co., Ltd. or Kuitun Seamless, in Kuitun, Xinjiang Autonomous Region, China. Although we disposed of Kuitun Seamless and Chaoyang Seamless in 2011 and 2012, respectively, we may expand through organic growth and selective acquisitions in the future. Furthermore, we may continue to be exposed to liabilities of a disposal entity after its disposal.  In January 2012, we entered into an agreement with a third party to transfer our entire 51% equity interest in Chaoyang Seamless for nominal cash consideration. The disposal transaction was completed in January 2012. As part of this agreement, we waived the payment of RMB39.4 million ($6.3 million) owed by Chaoyang Seamless to WSP China. In October 2013, our board of directors approved the waiver of the payment of RMB27.0 million ($4.3 million) owed by Chaoyang Seamless to Bazhou Seamless and RMB78.5 million ($12.6 million) owed by Chaoyang Seamless to Liaoyang Seamless. In connection with this waiver, we recorded bad debt expenses of approximately RMB105.5 million ($16.9 million) reflected in our results of operations for the first half of 2013. Additionally, in November 2012, we sold production facilities held by Houston OCTG to a third party for approximately $43.0 million, and incurred a loss on disposal of approximately $5.1 million in the second half of 2012 related to the sale of these assets. Our future growth will depend on a number of factors, including but not limited to, our ability to manage expansion and overseas operations, obtain any required financing, achieve operational efficiency, and secure sufficient access to raw materials. Some of these factors are beyond our control. As a result, we may not be able to successfully manage our growth, expand our operations or achieve a satisfactory return on our investments in the expansion of our production capacity and international expansion, which could have a material adverse effect on our business, financial condition and results of operations. Additionally, we may incur further losses from any future dispositions of the equity or assets of our subsidiaries or additional types of restructuring, which will materially and adversely affect our results of operation.

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

Our operations depend on our ability to obtain adequate and quality supplies of our primary raw materials, namely, round steel billets and green pipes, in a timely manner. If our suppliers fail to meet our quality standards or our quantity demands, our production and sales volume and our results of operation may be adversely affected. We made an upstream acquisition of Tuoketuo County Mengfeng Special Steel Co., Ltd., or Mengfeng, from Hebei Bishi Industry Group Co., Ltd., or Hebei Bishi, in July 2008 with the aim of stabilizing the supply, quality and cost of our raw materials. However, we stopped production at Mengfeng since the second half of 2011 as we are currently able to obtain raw materials at lower costs. As such, we will continue to rely on major suppliers to supply our primary raw materials to us. See “Item 4. Information on the Company—B. Business Overview—Manufacturing—Suppliers of raw materials.” We cannot guarantee that our long-term arrangements with these suppliers will provide us with a reliable supply of raw materials. If there is any supply shortage, we may be unable to deliver our products in a timely manner to our customers in the required quantities, which in turn could result in order cancellations, decreased revenue and loss of market share.

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

The U.S. Department of the Treasury’s Office of Foreign Assets Control, or OFAC, administers certain laws and regulations, or U.S. Economic Sanctions Laws, that impose restrictions upon U.S. persons and, in some instances, foreign entities owned or controlled by U.S. persons, with respect to activities or transactions with certain countries, including the Western Balkans, Belarus, Burma (Myanmar), Cote d’Ivoire (Ivory Coast), Cuba, Democratic Republic of the Congo, Iran, Iraq, Lebanon, Liberia (former Taylor regime), Libya, North Korea, Somalia, Sudan, Syria and Zimbabwe, and governments, entities and individuals that are the subject of U.S. Economic Sanctions Laws, or Sanctions Targets. U.S. persons are also generally prohibited from facilitating such activities or transactions. We believe that U.S. Economic Sanctions Laws under their current terms are not applicable to our activities, however, we have nonetheless decided to adopt commercially reasonable measures to prevent any sales of our products to Sanctions Targets. If we become subject to U.S. Economic Sanctions Laws, a violation of these laws and regulations could subject us to fines, penalties and other sanctions. In the three years ended December 31, 2012, we did not have any direct sales to Sanctions Targets. However, we sell our products in international markets primarily through independent non-U.S. distributors who are responsible for interacting with the end customers of our products. We have limited control over these independent non-U.S. distributors, and these distributors may breach their covenant to us not to resell our products to Sanctions Targets. In addition, we do not always know the end customers to whom our distributors resell our products. We are aware of an insignificant amount of resales of our products by two non-U.S. and non-affiliated distributor customers to Sudan, a Sanctions Target, during the three years ended December 31, 2012. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Internal control over distribution of our products.” Although we have adopted a written policy to prevent future direct or indirect sales to Sanctions Targets and have begun to implement internal control mechanisms to enforce such policy when possible, we cannot assure you that our measures will be able to prevent future sales or resales of our products, directly or indirectly, to Sanctions Targets.

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

In connection with the preparation of this annual report on Form 20-F, we carried out an evaluation of the effectiveness of our internal control over financial reporting. Based on this evaluation, our chief executive officer and chief financial officer concluded that our internal control over financial reporting was not effective due to material weaknesses, as defined by Auditing Standard 5, “An Audit of Internal Control Over Financial Reporting That Is Integrated with An Audit of Financial Statements.” See “Item 15. Control and Procedures.” The material weaknesses identified were:

•                  inadequate procedures for approving related party transactions, including lack of information provided to the audit committee for approval before the transactions occurred and certain related party transactions were reported to the board of directors only after they had occurred;

•                  due to the need to obtain bank financing, bill financing transactions and increased bills payable in intragroup transactions occurred without following proper approval and other procedures and, such transactions may not be in compliance with relevant PRC laws and regulations;

•                  inadequate logistical controls and procedures to ensure accurate shipment of goods; and

•                  insufficient skilled resources available for the purposes of financial reporting and internal audit.

We have designed certain control measures for proper implementation to address these material weaknesses. However, if we fail to maintain effective internal control over financial reporting in the future, we may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

We may be required to strictly perform under a long-term supply agreement to purchase iron ore pellets, which could materially and adversely affect our financial condition and results of operations.

In November 2009, we entered into a five-year supply agreement with an iron ore supplier in Brazil to purchase iron ore pellets. Under this agreement, we have committed to purchase a minimum amount of 300,000 tonnes of iron ore pellets to be delivered by separate shipments on a yearly basis from 2010 through 2014. However, the contractual terms of this supply agreement were not strictly performed by us and the supplier in 2010 and 2011. We and the supplier adopted a more flexible approach regarding the performance of the agreement in 2010. When we could not agree on the pricing terms of the iron ore pellets for one shipment, we agreed that the tonnage to be delivered by the shipment is deemed to be cancelled. As a result, we purchased less than 300,000 tonnes of iron ore pellets in 2010 and none in 2011, primarily due to our internal lack of iron ore pellet requirements and low market demand for sales of iron ore pellets. In 2012, although we did not purchase any iron ore pellets, we received commissions from our supplier for finding a third-party buyer for 334,117 tonnes of iron ore pellets. Nonetheless, if the supplier chooses to enforce our obligations strictly in accordance with the contractual terms under this supply agreement in the future, absent any express modification of the terms, we may be obliged to comply with our purchase obligations under this supply agreement. We may not be able to perform strictly in accordance with the terms under the agreements or enter into a satisfactory arrangement with this supplier. If we encounter problems with this supplier, we may expend additional resources in resolving disputes that may arise under this agreement.

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

Mr. Longhua Piao, our chairman and chief executive officer, is a director and controlling shareholder of several private companies, including Eastar Industries, Inc., Expert Master Holdings Limited, or EMH, Lianyungang Eastar Photonics Technologies Co., Ltd., Regalia Investments Holdings Ltd., WSP Pipe LLC, Wuxi Huayi Investment Company Limited, Wuxi Longhua Steel Pipes Company Limited, or Wuxi Longhua, and Cambodian WS Mining Industry Holding Ltd. The changing business environment may demand more of Mr. Piao’s time outside of our company. Mr. Piao may not be able to devote substantially all of his time to our business given his duties to other companies. In addition, although none of these companies currently engage in the production and sale of OCTG products, they may enter into such business in the future. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Code of business conduct and ethics” for more details on our code of business conduct and ethics with respect to conflict of interests. If Mr. Piao is not able to devote a substantial amount of his time to our business, or if any dispute arises between Mr. Piao and us, we may not be able to find a suitable replacement in a timely manner or at all, and our business may be adversely and materially affected.

Control or significant influence by our existing shareholders may limit your ability to affect the outcome of decisions requiring the approval of shareholders.

EMH owns approximately 50.9% of our issued share capital as of the date of this annual report. Mr. Piao, our chairman and chief executive officer, is the sole shareholder of EMH, and has control over our business, including matters relating to our management and policies and certain matters requiring the approval of our shareholders, such as election of directors, approval of significant corporate transactions and the timing and distribution of dividends. Furthermore, our articles of association contain a quorum requirement of at least a majority of our total outstanding shares present in person or by proxy. EMH, with an aggregate shareholding sufficient to constitute a quorum, could approve by itself actions that require a majority vote at shareholder meetings, which may not be in the best interest of our other shareholders. Furthermore, UMW China Ventures (L) Ltd., or UMW China Ventures, which beneficially owns approximately 22.5% of our issued share capital as of the date of this annual report will have significant influence over our business. UMW China Ventures is a wholly-owned subsidiary of UMW Holdings Berhad, or UMW. Our vice chairman, Badrul Feisal bin Abdul Rahim, was nominated by UMW. To the extent the interests of EMH or UMW conflict with the interests of other shareholders, the interests of other shareholders may be disadvantaged and harmed. Moreover, we have in the past entered into related party transactions with affiliates of EMH and UMW, and we expect to continue to enter into related party transactions, subject to our audit committee’s review and approval, if applicable.

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

Pursuant to an agreement entered into in July 2008 with Hebei Bishi, WSP China acquired Mengfeng, a company located in Inner Mongolia, China. However, we have not obtained the necessary PRC government authorizations for Mengfeng’s blast furnace project, the land use rights certificate for a piece of property of approximately 89,233 square meters and any of the ownership certificates for Mengfeng’s buildings. In addition, we do not have the land use rights certificates or building ownership certificates for certain plants or facilities owned by three of our other subsidiaries. We are in the process of obtaining PRC government authorizations, land use rights certificates and building ownership certificate for these properties. However, we may not be able to obtain them. If we fail to obtain such authorization or certificates in a timely manner, or at all, we may be subject to severe penalties and fines, which could materially and adversely affect our financial condition and results of operations.

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

We are subject to litigation proceedings brought by third-parties. For instance, in August 2009, Western Oil Gas Development Corp. brought a lawsuit against us in a district court in Canadian County, Oklahoma, alleged that a casing pipe provided by us caused damages to its well. In May 2010, WSP China was subject to a lawsuit in a district court in Desoto Parish, Louisiana, as the manufacturer of a casing pipe used in an alleged oil and gas well operation failure. In August 2010, WSP China was subject to a third-party petition in the District Court of Lipscomb County, Texas, as the manufacturer of a casing pipe in an alleged oil and gas well operation failure. In March 2011, Cimarex Energy Co. filed a lawsuit against us, WSP China, Houston OCTG and other defendants in Nueces County, Texas, seeking total damages in the amount of $11.0 million resulting from defects in casing pipes provided by us. In addition, certain of our subsidiaries are subject to litigation proceedings brought by our suppliers for raw materials and services that we have purchased from them and additional damages, we have incurred significant costs as a result of these proceedings, including settlement payments. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal proceedings” for further information about the lawsuits. We believe that the allegations in these cases are without merit and we intend to vigorously defend ourselves against the claims. The outcome of these cases, like other litigation proceedings, is uncertain. We cannot assure you that in the future we will not be subject to litigation proceedings brought by third-parties arising from our operations or products. Regardless of their merit, litigation and other preparations undertaken to defend such cases can be costly, and we may incur substantial costs and expenses in doing so. They may also divert the attention of our management from our business and operations. If any of the cases against us is successful, it may result in substantial monetary liabilities, which may have a material adverse effect on our financial condition and operating results.

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

Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system and recently enacted laws and regulations that may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their non-binding nature, the interpretation and enforcement of these laws and regulations, including those related to bill financing arrangements (See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on negotiable instruments” and “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Bill financing”), involve uncertainties. In addition, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until some time after the violation. In addition, any litigation in China, regardless of outcome, may be protracted and result in substantial costs and diversion of resources and management attention.

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

On August 8, 2006, six PRC regulatory agencies, namely, the PRC Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, the China Securities Regulatory Commission and SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rule, which became effective on September 8, 2006 and was amended on June 22, 2009. Among other things, this New M&A Rule, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In the future, we may grow our business in part by acquiring complementary businesses. Complying with the requirements of the New M&A Rule to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

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

Our financial statements are expressed in U.S. dollars. The functional currency of WSP Holdings is U.S. dollars and the functional currency of our PRC operating subsidiaries is Renminbi. The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over three years. From July 2008 until June 2010, however, the Renminbi traded stably within a narrow range against the U.S. dollar.

There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against foreign currencies. On June 20, 2010, the People’s Bank of China announced that the PRC government would reform the Renminbi exchange rate regime and increase the flexibility of the exchange rate. Between June 20, 2010 and December 31, 2012, the Renminbi appreciated by approximately 9.1% against the U.S. dollar.

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

Furthermore, value-added tax, or VAT, in China is charged on sales based on the sales price of our products to customers at a general rate of 17%. We are deemed to have paid a 4% VAT tax based on the general rate minus a 13% VAT refund on export sales, which we are entitled to receive upon filing the VAT returns. In July 2007, the PRC tax authorities reduced such refund to 5% for certain steel products, which did not include seamless OCTG products. However, there is no assurance that the rate of refund for seamless OCTG products will not be reduced by the PRC tax authorities in the future, and a decrease of the refund will have a material adverse effect on our results of operations.

We may be treated as a resident enterprise for PRC tax purposes under the New EIT Law, which may subject us to PRC income tax for our income originated both within and outside the PRC and PRC income tax withholding for any dividends we pay to our non-PRC shareholders.

Under the New Enterprise Income Tax Law, or the New EIT law, enterprises established under the laws of non-PRC jurisdictions, but whose de facto management body is located in the PRC, may be treated as “resident enterprises” for PRC tax purposes. The implementing rules of the New EIT Law define de facto management as having substantial and overall management and control over the production and operations, personnel, accounting, and properties of the enterprise. Based on our analysis of the current facts, we believe that WSP Holdings and its subsidiary, First Space Holdings Limited, or FSHL, should not be treated as resident enterprises for PRC tax purposes. However, the New EIT Law and its implementing rules are ambiguous in terms of some definitions, requirements and detailed procedures, and currently no official interpretation or application of this new resident enterprise classification is available. Therefore, it is unclear as to how tax authorities will determine tax residency based on the facts of each case. For the years ended December 31, 2010, 2011 and 2012, our calculation of income taxes generally reflects our status as a non-China tax resident company. If the PRC governmental authorities hold that WSP Holdings or FSHL should be treated as a resident enterprise for PRC tax purposes after January 1, 2008, the effective date of the New EIT Law, our worldwide income will be subject to PRC income tax at the 25% uniform tax rate, which will include any dividend income we receive from our subsidiaries, unless such dividend income is otherwise exempted from taxable income under the New EIT Law. If we are required to pay income tax for dividends we receive from our subsidiaries, it will materially and adversely affect our financial condition and results of operations.

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

Risks related to our ADSs

Substantial future sales or perceived sales of our ADSs in the public market could cause the price of our ADSs to decline.

Additional sales of our ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. In addition, certain holders of our ordinary shares have the right to cause us to register the sale of a certain number of our shares under the Securities Act of 1933, as amended, or the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the public market could cause the price of our ADSs to decline.

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

Based on the market price of our ADSs, the value of our assets and the composition of our income and assets, we do not believe we were a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2012. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you the U.S. Internal Revenue Service will not take a contrary position. A non-U.S. corporation will be considered a PFIC for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) is attributable to assets that produce or are held for the production of passive income. We must make a separate determination each year as to whether we are a PFIC, and accordingly, even if we were not a PFIC for the taxable year that ended December 31, 2012, our PFIC status may change in the current taxable year or a future taxable year. If we are treated as a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—United States federal income taxation—Passive foreign investment company”) held an ADS or an ordinary share, certain adverse U.S. federal income tax consequences could apply to that U.S. Holder. See “Item 10. Additional Information—E. Taxation— United States federal income taxation—Passive foreign investment company.”

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

Item 4.            INFORMATION ON THE COMPANY

A.            History and Development of the Company

Our legal and commercial name is WSP Holdings Limited. We are a holding company incorporated in the Cayman Islands and conduct substantially all of our operations through our subsidiaries in China. WSP China was initially set up as a PRC-foreign joint venture under PRC laws in November 1999. WSP China underwent a series of corporate reorganizations and, in August 2006, became a wholly-owned subsidiary of FSHL, a company incorporated in the British Virgin Islands. In preparation for our initial public offering, WSP Holdings Limited was incorporated in the Cayman Islands in November 2006. WSP Holdings Limited was owned 69.4% and 30.6% by EMH and UMW China Ventures, respectively, at the time of its incorporation. EMH is wholly-owned by our chairman and chief executive officer, Mr. Longhua Piao, and UMW China Ventures is an indirect wholly-owned subsidiary of UMW. In December 2006, WSP Holdings acquired the entire share capital of FSHL from its shareholders through a share exchange, and WSP Holdings became the ultimate holding company of our businesses.

In January 2007, we and three other investors established WSP Industries Canada Inc., or WSP Industries, in British Columbia, Canada. As part of our international expansion strategy review, we dissolved and liquidated WSP Industries in May 2009.

In April 2008, FSHL and Liaoning Steel Pipe Co., Ltd., or Liaoning Pipe, established Liaoyang Seamless, a limited liability company with registered capital in the amount of $40 million, in Liaoyang, Liaoning province, China. FSHL holds a 70% equity interest in Liaoyang Seamless. The purpose of Liaoyang Seamless is to manufacture finished OCTG products. In April 2008, WSP China established a wholly-owned subsidiary, Songyuan Seamless, in Songyuan, Jilin province, China. The purpose of Songyuan Seamless is to manufacture finished OCTG products.  In January 2013, Songyuan Seamless entered into an equity transfer agreement with Liaoning Pipe to acquire all of Liaoning Pipe’s 30% equity interest in Liaoyang Seamless for total consideration of RMB49.0 million ($7.9 million). The transaction was funded by selling certain assets of Liaoyang Seamless to Liaoning Pipe. Liaoyang Seamless also entered into a lease agreement with Liaoning Pipe to lease back these assets to continue Liaoyang Seamless’s operations. The term of the lease is for three years and expires on December 31, 2015 with monthly rent payment of RMB 434,000 (approximately $69,000). The acquisition transaction was completed in July 2013.

In April 2008, FSHL established a wholly-owned subsidiary, Houston OCTG, in Houston, Texas, United States. The purpose of Houston OCTG was to serve as our sales office for the North and South American markets. Following the imposition of countervailing and anti-dumping duties by the U.S. government, we completed construction of one threading line with an annual production capacity of 120,000 tonnes in July 2010 and another heat treatment line with an annual production capacity of 100,000 tonnes in April 2011 through Houston OCTG to counteract the impact. In November 2012, we sold production facilities, including land, equipment and related permits and licenses, held by Houston OCTG to Southern Tube LLC, an affiliate of Nippon Steel & Sumitomo Metal Corporation for total consideration of $43.0 million. In connection with the sale of these assets, we incurred a loss on disposal of approximately $5.1 million in the second half of 2012.

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

In October 2008, WSP China established two new wholly-owned subsidiaries, Bazhou Seamless, and Luntai County Longhua Mining Industrial Co., Ltd., or Luntai Mining, in Kuerle, Xinjiang Autonomous Region, China. The purpose of these two companies is to manufacture finished OCTG products. In November 2010, we dissolved and liquidated Luntai Mining due to change of operational strategy.

In April 2009, WSP China, together with two unrelated individuals, established Chaoyang Seamless. WSP China held a 51% equity interest in Chaoyang Seamless. In January 2012, we entered into an agreement with a third party to transfer our entire 51% equity interest in Chaoyang Seamless for nominal cash consideration. The disposal transaction was completed in January 2012.

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

(1)         In November 2012, we sold production facilities held by Houston OCTG to a third party for approximately $43.0 million.

(2)         In January 2013, Songyuan Seamless entered into an Equity Transfer Agreement with Liaoning Pipe to acquire all of Liaoning Pipe’s 30% equity interest in Liaoyang Seamless for total consideration of RMB49.0 million ($7.9 million).

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

Going private transaction

In December 2011, our board of directors formed a special committee of independent directors consisting of Messrs. Dennis D. Zhu, Weidong Wang and Michael Muhan Liu after receiving a non-binding proposal letter from H.D.S. Investments LLC, or HDS, notifying the board of its interest in acquiring all of our shares in a possible going private transaction for US$0.60 per ADS (before the effectiveness of our ADS to ordinary share ratio change in February 2012) in cash, subject to certain conditions.

In February 2013, we announced that we had entered into an Agreement and Plan of Merger, or the Merger Agreement, with WSP OCTG Group Ltd., or Parent, a company owned by HDS, and JM OCTG Group Ltd., a company with limited liability and a direct wholly-owned subsidiary of Parent, or Merger Sub.  The transaction contemplated under the Merger Agreement represents a total transaction value of approximately $893.6 million, including the assumption of our Company’s outstanding debt.

Subject to satisfaction or waiver of the closing conditions in the Merger Agreement, Merger Sub will merge with and into our Company, with our Company continuing as the surviving corporation.  Pursuant to the Merger Agreement, each of our ordinary shares issued and outstanding immediately prior to the effective time of the Merger will be cancelled and cease to exist in exchange for the right to receive $0.32 without interest, and each ADS will represent the right to surrender the ADS in exchange for $3.20 in cash without interest, except for (a) ordinary shares held of record by EMH and UMW China Ventures, which will be contributed to Parent immediately prior to the merger in exchange for equity interests of Parent, and (b) ordinary shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their rights to dissent from the merger under the Cayman Islands Companies Law, or the dissenting shares, which will be cancelled for the right to payment of fair value of the dissenting shares in accordance with the Cayman Islands Companies Law.

The $0.32 per ordinary share or $3.20 per ADS offer represents a premium of 60.0% over our closing price of $2.00 per ADS (adjusted for the change in the ratio of the ADSs from one ADS representing two ordinary shares to one ADS representing ten ordinary shares effective February 15, 2012) on December 12, 2011, the last trading day prior to our announcement of its receipt of a “going-private” proposal, and a premium of 52.5% to the volume-weighted average closing price calculated using the market data quoted on the New York Stock Exchange of the ADSs during the 60 trading days prior to December 12, 2011.

HDS has provided us with a limited guarantee in favor of us guaranteeing the payment of certain monetary obligations of Parent and Merger Sub arising under the Merger Agreement up to a capped amount. HDS has committed, at or prior to the closing of the Merger, to contribute to Parent, and to cause Parent to contribute to Merger Sub, an equity investment in an amount sufficient to fund the merger consideration and related transaction expenses upon the terms set forth in an equity commitment letter.

Our board of directors, acting upon the unanimous recommendation of the special committee, approved the Merger Agreement and the merger and resolved to recommend that our shareholders vote to authorize and approve the Merger Agreement and the merger. The special committee negotiated the terms of the Merger Agreement with the assistance of its legal and financial advisors.

On August 15, 2013, upon the approval of the special committee, we entered into an amendment to the Merger Agreement with Parent and Merger Sub to extend the termination date of the Merger Agreement to December 31, 2013.

The merger, which is currently expected to close during the fourth quarter of 2013, is subject to the authorization and approval of the Merger Agreement by an affirmative vote of shareholders representing at least two-thirds of the ordinary shares present and voting in person or by proxy as a single class at a meeting of our shareholders, as well as certain other customary closing conditions. EMH and UMW collectively beneficially own sufficient ordinary shares to approve the Merger Agreement and the merger and have agreed to vote in favor of such approval. If completed, the merger will result in our becoming a privately-held company and our ADSs no longer being listed on the New York Stock Exchange. However, we cannot assure you that the merger will be completed.

For additional information regarding the going private transaction, please refer to our Schedule 13E-3/A and preliminary proxy statement and a Form 6-K filed with the SEC on June 27, 2013 and August 15, 2013.

The terms of credit and other banking facilities provided to WSP Pipe by Bangkok Bank Public Company Limited, or Bangkok Bank, require us to remain a public company listed on the New York Stock Exchange. We are currently in discussions with Bangkok Bank regarding obtaining a waiver for this requirement.

B.            Business Overview

We are a leading Chinese manufacturer of seamless OCTG, including casing, tubing and drill pipes used for oil and natural gas exploration, drilling and extraction. We sell our products in both domestic and international markets. In China, we target sales of our products primarily at leading Chinese oil companies. For instance, in 2012, we were one of the three largest OCTG suppliers to CNPC and one of the two PRC-based non-API OCTG suppliers to Sinopec. In the international markets, we have established an extensive overseas customer base, covering oilfields in North and South America, the Middle East, Asia, Africa and Russia.

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

In 2009 and 2010, we experienced a decrease in both sales of API and non-API products primarily due to decreased demand for our OCTG products as a result of the anti-dumping and countervailing duties imposed on Chinese OCTG products by the United States government, the worldwide economic crisis and oversupply in the domestic PRC market. In 2011, we experienced an increase in both sales of API and non-API products primarily due to increased demand for our OCTG products from the international markets such as South America, Middle East and Central Asia. However, we experienced a decrease in both sales of API and non-API products, primarily due to decreases in sales volume for both API and non-API products. Sales of our non-API products as a percentage of net revenues increased from 14.9% in 2010 to 21.1% in 2011, but decreased to 16.1% in 2012. For the same periods, sales of API products accounted for 58.9%, 65.0% and 71.4%, respectively, of our net revenues.

Additionally, in 2009, we entered into a five-year agreement to purchase iron ore pellets from a supplier in Brazil, on a yearly basis from 2010 through 2014. In 2010, we purchased 175,000 tonnes of iron ore pellets and sold them to a domestic steel company. Sales of iron ore pellets as a percentage of our net revenues was 6.8% in 2010. In 2011 and 2012, we did not purchase any iron ore pellets due to our internal lack of iron ore pellet requirements and low market demand for sales of iron ore pellets. However, in 2012, we received commissions of approximately $2.7 million from our supplier for finding a third-party buyer for 334,117 tonnes of iron ore pellets.

As of December 31, 2012, our key operating assets included eighteen threading lines and two drill pipe production lines with an aggregate annual production capacity of approximately 1,404,000 tonnes of seamless OCTG. In addition, we have five production lines with an aggregate annual production capacity of 1,430,000 tonnes for the manufacturing of green pipes, which are semi-finished pipes that can be further processed into end-products. We have expanded our hot-rolling OCTG pipe production capacity and pipe threading capacity with the construction of production facilities in Thailand and additional production facilities in China. We ceased the operation of production line in Houston following the disposal of our production facilities, including land, equipment and related permits and licenses, held by Houston OCTG to Southern Tube LLC in November 2012.

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

We have grown significantly since our inception until 2009. However, our business was adversely affected in 2009 and 2010 by decreased demand for our products resulting from anti-dumping and countervailing duties imposed on Chinese OCTG products by the United States government, the worldwide economic crisis and oversupply in the domestic PRC market. Our business prospects and financial results improved in 2011, primarily due to increases in both the sales of non-API and API products, but worsened in 2012 due to negative trends in sales volume. In 2010, 2011 and 2012, our net revenues were $470.5 million, $686.1 million and $561.3 million, respectively. We had net losses of $132.8 million, $76.8 million and $89.9 million in 2010, 2011 and 2012, respectively.

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

•          API products . These are manufactured in accordance with a standard which is considered to be the basic or minimum standard that must be met for oilfield equipment. API is the primary trade association of the oil and natural gas industry in the United States and promotes the standardization of oilfield equipment by setting and maintaining more than 500 standards and recommended practices. The API standard is a benchmark standard, and API products are produced according to the API specifications.

•          Non-API products . These are custom-made products. In addition to meeting API standards, non-API products are made with qualifications or specifications developed to meet customers’ special needs, such as higher strength, higher corrosion resistance or premium connectors. Non-API products are generally made to a higher standard than API products, and therefore more stringent technical standards and complex manufacturing techniques are required.

The table below sets forth our net revenues attributable to the two product categories for the periods indicated.

	For the year ended December 31,
	2010	2011	2012
API net revenues (in thousands)	$277,290	$446,223	$400,622
Sales volume (tonnes)	271,986	391,088	357,530
Average sales price	$1,020	$1,141	$1,121
Non-API net revenues (in thousands)	$70,143	$144,766	$90,161
Sales volume (tonnes)	37,543	72,358	54,369
Average sales price	$1,868	$2,001	$1,658

We manufacture three major types of seamless OCTG, namely casing, tubing and drill pipes, all of which are used extensively in the oil and gas industries. The three major types of OCTG that we manufacture are described in detail below.

•             Casing . Casing is a large-diameter pipe that lines the wellbore. Casing is used to prevent the wall of the wellbore from collapsing and allows drilling fluid to circulate and extraction to take place. The following diagram illustrates different types of casing used in the extraction process:

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

•                                          Tubing . Tubing is a pipe used for the transportation of crude oil and natural gas from the oil or gas layer to the surface after drilling has been completed. Tubing must be made to withstand the pressure generated from the extraction process. Tubing is manufactured in the same way as casing, except that an additional process known as “upsetting” is applied to thicken the pipes.

•                                          Drill pipes . Drill pipes are steel tubes fitted with threaded ends and are used to connect the rig surface equipment with the bottomhole assembly. Drill pipes are also used to transport drilling fluid to the bit and to raise, lower and rotate the bottomhole assembly and the bit. Drill pipes must be manufactured to withstand severe external and internal pressure, distortion, bending and vibration.

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

In order to offset the significant decline in business from North America due to countervailing duties on seamless pipes made in China, we will continue to increase sales and marketing efforts in other international markets. Through our subsidiary, Houston OCTG, we have been actively pursuing customers in Central and South America. In February 2010, we also acquired WSP Pipe, a company incorporated in the Thai-Chinese Rayong Industrial Zone, Thailand, which is not subject to countervailing duties imposed by the U.S. government. We have been successful in our penetration efforts, tapping into new markets and securing new customers in Northern and Western Africa, particularly in Algeria and Nigeria. In 2010, we secured contract wins worth a total of approximately $91.8 million to sell our products to Venezuela, which represents further penetration into the South American market. We secured the contract wins through bidding for open tenders announced by the Venezuelan government. In 2011, our success in penetrating the South American market continued as we secured new contract wins for sales of our products to Ecuador. We are qualified to sell products to certain major oil companies in the Middle East and have begun providing casing and drill pipe to them. In 2012, we secured contract wins for sales of our products in Oman, which represents our penetration into the Middle Eastern market. We currently have an extensive customer base covering more than 25 countries and regions.

For international sales, we currently rely mainly on distributors in major international markets that purchase products from us and then sell our products to operators of oil and gas fields. As part of our after-sales support function, we send our technicians overseas to our customers’ locations upon request. In 2010, 2011 and 2012, international sales accounted for approximately 37.3%, 46.8% and 44.4%, respectively, of our net revenues.

Customers

We have adopted a customer-oriented approach to sales and marketing and strive to provide high-quality customer support, including after-sales support. We believe our approach has enabled us to establish long-standing customer relationships with a broad customer base across major oilfields in China, including Daqing, Changqing, Xinjiang, Sichuan and Yanchang oilfields. The Daqing, Changqing, Xinjiang and part of Sichuan oilfields are operated by CNPC. In 2012, we were one of the three largest OCTG suppliers to CNPC and one of the two China-based non-API suppliers to Sinopec.

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

Our overseas customer base covers a wide geographical area and our products are used in oilfields in North and South America, the Middle East, Asia, Africa and Russia. For overseas customers and distributors, payment is usually made through telegraphic transfer or a letter of credit that is issued prior to the shipment of products. We extend credit up to 180 days to certain large customers who have established long-standing business relationships with us.

Sales of our products are typically conducted either through purchase orders or sales contracts with a term of less than six months. We typically offer a warranty on our products for up to one year. During the warranty period, we will repair or replace faulty products. In 2010, 2011 and 2012, we incurred warranty costs of $45,000, $2.5 million and $5.6 million, respectively.

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

In 2010, 2011 and 2012, sales to our five largest customers accounted for approximately 46.5%, 69.5% and 63.8%, respectively, of our net revenues. Sales to CNPC accounted for 20.2%, 34.2% and 39.8% of our net revenues for the years ended December 31, 2010, 2011 and 2012, respectively. Sales to PDVSA Services B.V. accounted for 11.1%, 22.3% and 6.2% of our net revenues for the years ended December 31, 2010, 2011 and 2012, respectively. The following table lists our five largest customers for the periods indicated.

Largest customers	Location
2010
CNPC (1)	PRC
PDVSA Services B.V.	Venezuela
Yanchang Oil Field Co., Ltd.	PRC
Sinopec	PRC
Hongpeng Steel Co., Ltd.	PRC
2011
CNPC (1)	PRC
PDVSA Services B.V.	Venezuela
Petroamazonas EP	Ecuador
Sinopec	PRC
Lukoil Uzbekistan Operating Company LLC	Uzbekistan (1)
2012
CNPC (1)	PRC
Sinopec	PRC
Occidental of Oman Incorporation	Oman
PDVSA Services B.V.	Venezuela
Agiba Petroleum Co.	Egypt

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

Logistics

We usually deliver our finished products to customers in China by train or by truck in circumstances requiring urgent delivery. Our deliveries overseas are primarily made by ship. We have engaged a number of overseas shipping agents to transport our finished products overseas. For short-distance delivery of our products, for example, from our site to train stations, we have entered into a transportation framework agreement with Wuxi Quanhua Material Co., Ltd., or Quanhua Material, a related party. Under this agreement, Quanhua Material agreed to provide transportation services to us for a fee that is negotiated based on the prevailing market price. This agreement initially expired on December 31, 2011 and has been renewed on an annual basis for an additional year.

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

Production capacity

The following table sets out the annual production capacity for each of our OCTG and green pipe production facilities as of December 31, 2012 and the actual production output in 2010, 2011 and 2012.

Production facilities	Product line	Location	Year of commencement	Annual production capacity as of December 31, 2012 (1)	Actual production output in 2010 (1)	Actual production output in 2011 (1)	Actual production output in 2012 (1)
				(in tonnes)	(in tonnes)	(in tonnes)	(in tonnes)
No. 1 threading line	Tubing, casing and premium connectors	Wuxi, Jiangsu Province, PRC	August 2001	100,000	29,822	44,421	42,061
No. 2 threading line	Tubing	Wuxi, Jiangsu Province, PRC	August 2001	50,000	9,278	14,819	18,461
No. 3 threading line	Casing and premium connectors	Wuxi, Jiangsu Province, PRC	August 2002	70,000	34,031	48,462	34,233
No. 4 threading line	Casing	Wuxi, Jiangsu Province, PRC	March 2005	90,000	57,131	62,477	2,096
No. 5 threading line	Tubing and casing	Wuxi, Jiangsu Province, PRC	April 2006	90,000	30,894	60,935	56,389
No. 6 threading line	Casing	Wuxi, Jiangsu Province, PRC	November 2008	60,000	7,738	2,037	2,076
No. 7 threading line	Casing and premium connectors	Wuxi, Jiangsu Province, PRC	May 2006	40,000	29,138	35,287	34,637
No. 8 threading line	Casing and premium connectors	Wuxi, Jiangsu Province, PRC	May 2007	100,000	24,536	34,922	28,685
No. 9 threading line	Tubing and premium connectors	Wuxi, Jiangsu Province, PRC	March 2007	20,000	1,693	6,358	12,247
No. 10 threading line	Tubing and casing	Wuxi, Jiangsu Province, PRC	June 2008	100,000	20,514	51,674	56,209
Drill pipe production line Drill pipes		Wuxi, Jiangsu Province, PRC	December 2006	12,000	4,019	2,004	5,495
Drill pipe production line Drill pipes		Wuxi, Jiangsu Province, PRC	November 2007	12,000	—	—	—
Cold-draw pipe production line (2)	Green pipes	Xuyi, Jiangsu Province, PRC	January 2006	100,000	—	—	—
Hot-rolling pipe production line	Green pipes	Wuxi, Jiangsu Province, PRC	January 2007	450,000	240,716	293,932	229,304
Hot-rolling pipe production line (2)	Green pipes	Xuyi, Jiangsu Province, PRC	July 2007	100,000	—	—	—
Threading line	Tubing and casing	Songyuan, Jilin Province, PRC	February 2009	60,000	9,966	13,018	6,351
Threading line	Tubing and casing	Liaoyang, Liaoning Province, PRC	March 2009	60,000	7,950	26,667	10,948
Threading line	Tubing and casing	Liaoyang, Liaoning Province, PRC	July 2009	60,000	4,131	20,862	6,999
Threading line	Casing and premium connectors	Houston, USA	July 2010	120,000	8,502	17,773	30,214
Threading line	Tubing and casing	Kuerle, Xinjiang Autonomous, PRC	October 2010	100,000	—	1,068	—
Threading line	Tubing and casing	Kuerle, Xinjiang Autonomous, PRC	October 2010	100,000	—	373	2,275
Threading line	Tubing and casing	Kuerle, Xinjiang Autonomous, PRC	November 2010	100,000	—	—	—
Threading line	Tubing and casing	Thai-Chinese Rayong Industrial Zone, Thailand	October 2011	50,000	—	6,787	32,808
Threading line (3)	Tubing and casing	Thai-Chinese Rayong Industrial Zone, Thailand	December 2012	100,000	—	—	1,441
Hot-rolling pipe production line	Green pipes	Liaoyang, Liaoning Province, PRC	May 2010	300,000	3,744	71,000	20,700
Hot-rolling pipe production line	Green pipes	Kuerle, Xinjiang Autonomous, PRC	April 2011	500,000	—	—	—
Hot-rolling pipe production line	Green pipes	Thai-Chinese Rayong Industrial Zone, Thailand	May 2011	60,000	—	12,286	16,285
Hot-rolling pipe production line	Green pipes	Thai-Chinese Rayong Industrial Zone, Thailand	September 2011	120,000	—	4,789	23,047

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

(3)                                 In February 2012, we ceased production of the No. 4 threading line and its equipment was transferred to WSP Pipe. In December 2012, the new threading line began production in Thailand.

In 2010, we expanded our production capacity by introducing four new threading lines, which increased our aggregate annual production capacity by 420,000 tonnes to 1,344,000 tonnes. In 2010, Houston OCTG completed the construction of a pipe threading line with an annual capacity of 120,000 tonnes while Bazhou Seamless completed the construction of three pipe threading lines with an annual capacity of 100,000 tonnes each.

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

We ceased the operation of our production line in Houston following the disposal of our production facilities, including land, equipment and related permits and licenses, held by Houston OCTG to Southern Tube LLC in November 2012. In December 2012, we completed the construction of a new threading line with an annual production capacity of 100,000 tonnes in Thailand.

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

In July 2008, we acquired Mengfeng, a manufacturer of crude steel billets with a designed annual capacity of 600,000 tonnes to stabilize the supply, quality and cost of our raw materials. However, we stopped production at Mengfeng since the second half of 2011 as we are currently able to obtain raw materials at lower costs. Additionally, in April 2009, we, together with two unrelated individuals, established Chaoyang Seamless in Chaoyang, Liaoning Province, China. We held a 51% equity interest in Chaoyang Seamless, through which we acquired tangible and intangible assets from a sponge iron and steel billet company in Liaoning province. The purpose of this investment was to further ensure a steady supply of raw materials for our growing OCTG manufacturing capacities in China, especially our OCTG production lines in northeastern China. In January 2012, we entered into an agreement with a third party to transfer our entire 51% equity interest in Chaoyang Seamless for nominal cash consideration. The disposal transaction was completed in January 2012. We expect to purchase raw materials from Chaoyang Seamless in the future.

Historically, we relied on third-party green pipe suppliers and subcontractors to supply us with green pipes for our production needs, which was subject to fluctuations in market supply. Starting from 2006, we have significantly reduced our reliance on green pipe suppliers by expanding our in-house manufacturing capabilities of green pipes. As of December 31, 2012, we had five hot-rolling production lines capable of producing 1,450,000 tonnes of green pipes. Our green pipe production facilities are located in Wuxi, Jiangsu Province, Liaoyang, Liaoning Province, Kuerle, Xinjiang Autonomous Region and the Thai-Chinese Rayong Industrial Zone, Thailand. Our in-house production of green pipes allows us to monitor the quality of our green pipes without having to rely on the quality assurances of other manufacturers or suppliers. By producing green pipes ourselves, we have also streamlined our in-house production process and shortened the production cycle of our OCTG.

Expenditures on raw materials accounted for 73.4%, 78.3% and 77.5% of our cost of revenues in 2010, 2011 and 2012, respectively. In 2010, 2011 and 2012, purchases from our five largest suppliers accounted for approximately 29.9%, 29.0% and 45.8%, respectively, of our total raw material purchases.

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

As of the date of this annual report, we had 132 patents and 67 pending patent applications in China, which include both utility model and invention patents. Most of our patents and patent applications relate to the manufacture of our non-API products. Specifically these patents deal with the production of specialized connectors, couplings and casings, and the production of our non-API products is substantially dependent on these patents. We own or have applied for patents to protect technologies that we believe are significant to our business. As with patent rights in most other jurisdictions, a patent holder in China has the right to exclude others from using and otherwise exploiting the patented technology within China without a license from the patent holder. Most of our patents cover utility models and have terms of ten years. Five of our patents cover inventions and have terms of 20 years. As we only hold PRC patents, if third parties manufacture and sell products using our technology outside China in competition against us, we may not have a legal cause of action against them.

In addition, we maintain trademarks for the name “WSP” in Saudi Arabia, Indonesia, Colombia and Hong Kong. Our trademarks registration in Hong Kong covers our logos. We also have pending trademark applications in Malaysia, the United States, Canada and several other countries. As our brand name is becoming more recognized in the OCTG market, we are working to increase, maintain and enforce our rights in our trademark portfolio, the protection of which is important to our reputation and branding. We have one registered domain name. We have also entered into confidentiality agreements with our employees and business partners to protect our confidential information and know-how.

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

We have installed improved ventilation systems for four of our threading lines by installing an axial-flow machine, increasing the number of air-vents and enlarging ventilation windows. These measures have contributed to an improvement in air quality and lower temperatures at our production facilities. In addition, in order to reduce the negative impact of our operations on the environment, we use natural gas in our hot-rolling pipe production lines for each stage of our hot-rolling production process. The burning of natural gas emits minimal pollutants when compared to oil and coal.

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

Regulations on seamless OCTG manufacturing and sales businesses

The PRC government maintains a Catalogue for the Guidance of Foreign Investment Industries, or the Catalogue, which was issued jointly by the National Development and Reform Commission, or the NDRC, and the Ministry of Commerce. The Catalogue distinguishes between encouraged and discouraged industries, with discouraged industries being further classified into those where foreign investment is restricted and those where foreign investment is prohibited. OCTG manufacturing and sales is neither a discouraged nor an encouraged business.

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

In July 2008, WSP China acquired Mengfeng, a company located in Inner Mongolia, China. Mengfeng has been approved as a seamless steel pipe manufacturer by the Hohhot Municipal Commission of Development and Planning. However, Mengfeng has already built a seamless steel pipe production line which is currently in trial production. Because Mengfeng is part of our integrated OCTG manufacturing business and its steel billet outputs are primarily used for our production of OCTG rather than for sale to any third party, our management believes that WSP China’s ownership in Mengfeng is not in violation of the Iron and Steel Policy. However, there are substantial uncertainties regarding the interpretation and application of the Iron and Steel Policy. Accordingly, there can be no assurance that the PRC regulatory authorities, in particular the NDRC, will not in the future take a view that is contrary to the view of our management. If the PRC government determines that WSP China’s ownership in Mengfeng does not comply with the PRC government restrictions on foreign investment under the Iron and Steel Policy, we could be subject to severe penalties.

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

In 2010, 2011, 2012 and to date in 2013, we entered into certain bill financing arrangements which were not in compliance with the general principles under the PRC Negotiable Instruments Law. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Bill financing.”

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

In addition, dividends we pay to our non-PRC shareholders may be subject to a 10% withholding tax. After FSHL was qualified as a tax resident company in the Hong Kong Special Administrative Region in 2009, a withholding tax at 5% is applicable on dividends paid to FSHL. See “Item 10 Additional Information—E. Taxation—People’s Republic of China taxation.”

C.     Organizational Structure

We hold our interest in the operating subsidiaries indirectly through our wholly-owned intermediate holding company, FSHL, a company incorporated in the British Virgin Islands.

Substantially all of our business is conducted through our wholly-owned operating subsidiary established in China, WSP China.

The following table provides a list of our significant subsidiaries as of the date of this annual report:

Name	Place of incorporation	Ownership Interest
FSHL	British Virgin Islands	100%
WSP China	PRC	100%
Liaoyang Seamless(1)	PRC	100%
Songyuan Seamless	PRC	100%
Houston OCTG (2)	United States	100%
Mengfeng	PRC	100%
Bazhou Seamless	PRC	100%
WSP Pipe	Thailand	100%

(1)                                 In January 2013, Songyuan Seamless entered into an equity transfer agreement with Liaoning Pipe to acquire all of Liaoning Pipe’s 30% equity interest in Liaoyang Seamless for total consideration of RMB49.0 million ($7.9 million).

(2)                                 In November 2012, we sold production facilities held by Houston OCTG to a third party for approximately $43.0 million.

D.     Property, Plant and Equipment

We are headquartered in Wuxi, China, where we own multiple buildings with an aggregate of approximately 199,130 square meters of office and manufacturing space. In addition, we have manufacturing facilities, either completed or under construction, and/or offices in Liaoyang, Songyuan, Kuerle, Tuoketuo County, Daqing, Changqing, and Dazhou, China and internationally in Houston, Texas and Thailand. Among these facilities and offices, we own approximately 382,819 square meters of space and lease the remaining approximately 133,908 square meters. In 2010, 2011 and 2012, we paid approximately $1.2 million, $1.0 million and $1.3 million, respectively, in rental expenses under these leases. We have land use rights to approximately of 1,882,054 square meters of land on which our plants or offices are situated, and such land use rights are usually valid for a period of fifty years starting from the date of grant.

We are currently in the process of completing the construction of a pipe heat treatment production line with an annual processing capacity of 100,000 tonnes in Liaoyang through WSP Pipe. The following table sets forth the major items of our planned expansion. For existing production, facilities, see “—B. Business Overview—Manufacturing—Production capacity.”

Production facilities	Product line	Location	Expected time of completion	Expected annual production capacity (in tonnes)
Liaoyang pipe heat treatment production line	Heat treatment	Liaoning Province, China	First half of 2014	100,000
Thailand pipe heat treatment production line	Heat treatment	Thai-Chinese Rayong Industrial Zone, Thailand	First half of 2014	20,000

We purchase equipment from both international and domestic suppliers. Our major equipment suppliers include Taiyuan Tongze Equipment Co., Ltd., Jiangsu Shengfeng Construction Co., Ltd. and Nantong Wujian Construction Co., Ltd.

For capital expenditures we expect to incur for the expansion of our production facilities in 2013, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital expenditures.” For environmental issues that may affect the utilization of our assets, see “—Environmental and safety matters.”

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

In China, we target sales of our products primarily at leading Chinese oil companies. For instance, in 2012, we were one of the three largest OCTG suppliers to CNPC, and one of the two China-based non-API suppliers to Sinopec. In the international markets, we have established an extensive overseas customer base, covering oilfields in North and South America, the Middle East, Asia, Africa and Russia.

We have grown significantly since our inception until 2009. However, our business was adversely affected in 2009 and 2010 by decreased demand for our products resulting from anti-dumping and countervailing duties imposed on Chinese OCTG products by the United States government, the worldwide economic crisis and oversupply in the domestic PRC market. Our business prospects and financial results improved in 2011, primarily due to increases in both the sales of non-API and API products, but worsened in 2012 due to negative trends in sales volume. In 2010, 2011 and 2012, our net revenues were $470.5 million, $686.1 million and $561.3 million, respectively. We had net losses of $132.8 million, $76.8 million and $89.9 million in 2010, 2011 and 2012, respectively. As of December 31, 2010, 2011 and 2012, our annual production capacities of seamless OCTG were 1,344,000, 1,394,000 and 1,404,000 tonnes, respectively.

Sales.  In 2009, we began facing challenges in our business prospects resulted from declines in our sales in the United States due to the anti-dumping and countervailing duties imposed on Chinese OCTG products by the U.S. government as well as oversupply condition in domestic market, and these challenges have continued into 2013.  We also face challenges as a result of the global slowdown and uncertainties in our targeted markets, namely China, North America, South America, the Middle East and Central Asia, which have caused project modifications, delays or cancellations, general business disruptions, and delays in, or nonpayment of, amounts that are owed to us from our customers.  In addition, because we depend on a limited number of customers, declines in our major customers’ businesses have also lead to a decline in purchase orders from these customers, which have adversely affected our business.

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

Operations.  We have faced challenges in our operations due to overcapacity and production stoppages at some of our production facilities.  Declines in our sales have resulted in a low capacity utilization of our plants in Liaoning Province, Inner Mongolia Autonomous Region and Xinjiang Autonomous Region, and the maintenance of under-utilized facilities has added further pressure to our financial condition.  Our newly completed facilities in Thailand, which commenced commercial production in May 2011, have undergone a period of equipment testing, trial production, efficiency upgrades and personnel training, which caused production delays.  We are also facing challenges in our ability to win additional purchase orders of our products to allow our production facilities to operate at full capacity. The maintenance of these facilities before they reach full utilization imposes significant pressure on our financial and operational conditions.

In light of the above challenges in our operations, we have been scaling down certain projects and downsizing our workforce to bring our production capacity in line with demand for our products, as well as conserve cash to improve our financial condition.  We have disposed of certain assets, including our equity interests in Kuitun Seamless in July 2011 and Chaoyang Seamless in January 2012, and the production facilities held by Houston OCTG in November 2012.  Our production facilities in Thailand became fully operational in the first quarter of 2012.  We are also increasing our efforts in winning purchase orders in our targeted markets in order to increase utilization of our production capacities.  We continue to adopt initiatives that will reduce overcapacity, improve our cost structure and streamline our operating structure in today’s challenging environment.

Financial condition.  We also face challenges in our financial condition due to significant operating losses and working capital deficiencies experienced by us since 2009, and negative operating cash flow experienced by us from 2009 to 2012.  We have relied, and will continue to rely, largely on operating cash flow and short-term borrowings for the working capital needs of our operations.  A significant amount of our short-term borrowings is required to be refinanced, which raises challenges in our ability to continue as a going concern.  Given our reliance on borrowings, we face challenges in our relationship with our lenders and the lenders’ continued support for us is crucial to our operations. Please see “Item 3. Key Information—D. Risk Factors—Risks related to our business—Our financial statements indicate that we have a going concern uncertainty, which could adversely affect our ability to meet our ongoing financing needs and obtain third party financing” and “Item 3. Key Information—D. Risk Factors—Risks related to our business—We and our subsidiaries have been in breach of certain financial covenants under certain loan agreements, which, if not managed carefully, may trigger events of default and accelerated payment and adversely affect our business, financial condition and results of operations.”

In light of these challenges, we have been focused on deleveraging and improving our liquidity and cash flows.  For example, in August 2011, we entered into a syndicated loan facility with eight commercial banks for a total of RMB2.86 billion, which allowed us to replace certain of our existing short-term borrowings with mid-term working capital loans.  We actively communicate with our lenders and inform them on a regular basis of our business conditions in order to maintain a good relationship with them and ensure the availability of their loans to us.  We have also taken various actions to conserve cash, such as reducing working capital requirements in operations through reduction of accounts receivables, inventories and other measures and reducing capital spending through delaying or scaling down certain projects. Specifically, the actions we have taken include:

•                  shutting down non-profitable or under-utilized plants and thereby reducing costs in connection with the maintenance of our production facilities;

•                  suspending expansion in our production facilities and thereby reducing capital expenditures and working capital;

•                  disposing certain assets, including our equity interests in Kuitun Seamless and Chaoyang Seamless in July 2011 and January 2012, respectively, and the production facilities held by Houston OCTG in November 2012;

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

Our revenues and net income decreased from 2009 to 2010 due in part to decreases in oil and natural gas prices resulting in from lower demand for our OCTG products. Our revenues and net income increased from 2010 to 2011 due in part to increases in both the sales of non-API and API products. Our revenues and net income decreased from 2011 to 2012 due in part to decreases in both the sales of non-API and API products. From 2010 to 2011, revenues increased by 45.8%, while volume of products sold decreased by 4.0%. From 2011 to 2012, revenues decreased by 18.2% and volume of products sold decreased by 17.6%. In 2010, 2011 and 2012, approximately 37.3%, 46.8% and 44.4%, respectively, of our net revenues were derived from export sales.

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

However, worldwide developed economies suffered a sharp downturn in late 2008 as looming housing-related asset write-downs at major financial institutions paralyzed credit markets and sparked a serious global banking crisis. The global credit and economic crisis reduced worldwide demand for energy. As a result, after rising steadily for six years to peak at around $147 per barrel in July 2008, oil prices collapsed to the $35 to $50 per barrel range towards the end of 2008. In 2009, oil prices fluctuated between $34 and $80 per barrel. The significant fluctuation in oil and gas prices in 2009 that resulted in lower activity, higher inventories, and the belief that demand will not increase significantly in 2010 as a result of the economic slowdown, has led to rapid and substantial reductions in exploration and production expenditures. In the midst of a weak global economic environment and anti-dumping and countervailing duties imposed by the U.S. government, sales of both our API and non-API products have been adversely affected in 2009. Our marketing and sales strategy at the beginning of 2008 emphasized international sales of OCTG products because of strong overseas demand for high-end, non-API products and higher export prices for API products compared to Chinese domestic market prices for API products. In response to weakening international demand for OCTG products starting from the fourth quarter of 2008, we adjusted our strategy by concentrating on sales of OCTG products to domestic customers. As a result, 61.6% of our net revenues in 2009 were attributable to the domestic market as compared to 34.7% in 2008.

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

Towards the end of 2010, U.S. crude oil prices have risen to above $87 a barrel on expectations of higher energy demand and lower U.S. interest rates with the US Federal Reserve taking measures to boost the economy. In the beginning of 2011, U.S. crude oil prices hovered above $100 a barrel amid global economic uncertainty due to concerns that the political upheaval in North Africa and the Middle East may disrupt oil output in the Organization of the Petroleum Exporting Countries, or the OPEC nations. Towards the second quarter of 2011, oil prices traded slightly below $100 a barrel within a narrow range amid signs of slowing global economic growth and growing concerns of European debt crisis. In August 2011, oil prices fell below $80 a barrel amid worries of a bout-dip recession following the downgrade of the U.S. credit rating by the Standard & Poor’s. However, the worsening debt crisis in Europe and the United States as intensified by the escalating unrest in the Middle East caused oil prices to continue trending upward toward the end of 2011 and in the first quarter of 2012. In 2012, worldwide economic growth slowed down due to the global credit and economic crisis, which reduced worldwide demand for energy and resulted in significantly lower crude oil and natural gas prices. In 2013, we expect sales prices in China for our non-API products to remain at current levels for the near term because our products are capable of being used in extreme oil and gas exploration environments. Our customers also recognize the technological advantages of our products, such as our T-series premium connection and anti-corrosion pipes which use our proprietary technologies. Our non-API products have price advantages compared to those products produced by our international competitors because of our lower costs of production, and we provide faster delivery to our international customers than most of our international competitors. See “Item 3. Key Information—D. Risk Factors—Risks related to our business —Declines in domestic and international oil and natural gas prices, or domestic and international exploration, drilling and production activities, would adversely affect our profitability.”

Supply of raw materials

Our primary raw materials consist primarily of round steel billets and green pipes. The prices of round steel billets and green pipes fluctuate in response to global and domestic demand and supply, which have resulted in significant price volatility in recent years. The price of steel has been volatile, but generally trending upward from 2010 to 2012. We have in the past purchased round steel billets directly from suppliers, but have fulfilled and expect to continue to fulfill our requirements for round steel billets through individual purchase orders from Wuxi Xuefeng as Wuxi Xuelang and Anshan Binggong on an as needed basis.

Additionally, in July 2008, we acquired Mengfeng, a manufacturer of crude steel billets with a designed annual capacity of 600,000 tonnes to stabilize the supply, quality and cost of our raw materials. However, Mengfeng has currently stopped production activities due to continued operating losses and is rescheduling its production planning. Additionally, in April 2009, we, together with two unrelated individuals, established Chaoyang Seamless in Chaoyang, Liaoning Province, China. We held a 51% equity interest in Chaoyang Seamless, through which we acquired tangible and intangible assets from a sponge iron and steel billet company in Liaoning province. The purpose of this investment was to further ensure a steady supply of raw materials for our growing OCTG manufacturing capacities in China, especially our OCTG production lines in northeastern China. In January 2012, we entered into an agreement with a third party to transfer our entire 51% equity interest in Chaoyang Seamless for nominal cash consideration. The disposition transaction was completed in January 2012. However, we expect to purchase raw materials from Chaoyang Seamless in the future.

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

Production capacity

We have expanded our production capacity significantly in the past few years. As of December 31, 2010, 2011 and 2012, our production capacities of seamless OCTG were 1,344,000, 1,394,000 and 1,404,000 tonnes, respectively. Our annual production capacity is the maximum production capacity that can be achieved at the optimal level of operations of our production lines, calculated using an estimated product mix for each production line. As of December 31, 2012, our key operating assets included eighteen threading lines and two drill pipe production lines. See “Item 4. Information on the Company—B. Business Overview—Manufacturing.” Our overall capacity utilization rate is not comparable year to year due to the fact that our actual output from each production line reflects the actual product mix produced from a particular line, which differs from estimated product mix because the types of products we actually produce are based on customer specifications. We may increase our production capacity in the future depending on the circumstances.

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

Average sales price for our non-API products increased from 2010 to 2011 primarily due to increased sales of higher priced non-API products in the international markets.  Average sales price for our non-API products decreased from 2011 to 2012 primarily due to increased sales of lower priced non-API products in the domestic market.

In 2010, average export prices decreased from 2009, primarily due to sales of lower priced API and non-API products as a result of weakening international market demand. In 2011, average export prices increased from 2010 primarily due to sales of higher priced API and non-API products. In 2012, average export prices decreased from 2011 primarily due to sales of lower priced API and non-API products in the international markets.

From time to time, we have also sold non-OCTG products such as green pipes, which allows us to reduce the stock of our inventory of raw materials or unfinished products in different stages of our manufacturing process. We generally set prices of other products according to the market prices at the relevant markets. In determining product pricing, we primarily consider the following factors: estimated overall market price level, costs, brand name and customer recognition of competing products.

Product mix and geographical distribution

Our gross margin and operating margin are substantially affected by our product mix, particularly with respect to API and non-API OCTG products. Our non-API products are generally non-standard products with customized specifications that are developed to meet special needs, such as improved strength, higher corrosion resistance, improved sealing and premium connectors, among others. Because non-API products typically command a price premium compared with API products, our gross margin and operating margin will increase if a higher percentage of our net revenues are derived from sales of non-API products. Sales of our non-API products as a percentage of net revenues increased from 14.9% in 2010 to 21.1% in 2011, and decreased to 16.1% in 2012, while sales of our API products as a percentage of net revenues increased from 58.9% in 2010 to 65.0% in 2011, and increased to 71.4% in 2012. The following table sets forth sales volume and average sales prices of our API and non-API products for the periods indicated.

	For the year ended December 31,
	2010	2011	2012
API
Sales volume (tonnes)	271,986	391,088	357,530
Average sales price	$1,020	$1,141	$1,121

Non-API
Sales volume (tonnes)	37,543	72,358	54,369
Average sales price	$1,868	$2,001	$1,658

We generate revenues from both domestic and export sales. Domestically, we are a major player in the seamless OCTG market. In recent years, we have also devoted efforts to expand our export sales and our international presence because export prices are generally higher than domestic prices for the same products and exports provide us with revenue diversification and allow us to build global brand recognition. Revenues from domestic sales accounted for 62.7%, 53.2% and 55.6% of our net revenues in 2010, 2011 and 2012, respectively. Revenues from export sales accounted for 37.3%, 46.8% and 44.4% of our net revenues in 2010, 2011 and 2012, respectively. The increase in export sales as a percentage of total revenues from 2010 to 2011 was primarily due to increased sales of both API and non-API products. We rely mainly on distributors and agents to sell our products to oil and gas fields overseas. In 2011, we increased our sales in overseas market as the overseas markets recover and continued to develop our ability to conduct direct sales overseas. The decrease in export sales as a percentage of total revenues from 2011 to 2012 was primarily due to lower international market demand for our products. The following table sets forth the sales volume and average sales prices of our domestic and export sales for the periods indicated. Our domestic and export sales below also include our sales of non-OCTG products.

	For the year ended December 31,
	2010	2011	2012
Sales volume (tonnes)	633,272	607,897	500,985
Domestic	510,994	411,525	328,035
Export	122,278	196,372	172,950
Average sales price	$743	$1,129	$1,121
Domestic	$577	$887	$951
Export	$1,435	$1,636	$1,441

Overview of financial results

Net revenues

Our net revenues primarily consist of sales of OCTG products. Our OCTG products fall into two categories, API products and non-API products. Our primary OCTG products consist of tubing, casing and drill pipes. See”—Factors affecting our results of operations—Product mix and geographical distribution” for details on our product mix. We also generate, to a lesser extent, revenues from other non-OCTG pipe products, such as green pipes, which are semi-finished pipes that can be further processed into end-products, as well as iron ore pellets, iron ore billets and other unfinished products. The following table sets forth the net revenues of our API, non-API and other products for the periods indicated. Net revenues are net of business taxes.

	For the year ended December 31,
Net revenues (in thousands)	2010	2011	2012
API	$277,290	$446,223	$400,622
Non-API	70,143	144,766	90,161
Iron ore	31,918	—	—
Others	91,114	95,136	70,514
Total	$470,465	$686,125	$561,297

We have built an extensive customer base, covering customers located in China, as well as in North and South America, the Middle East, Asia, Africa and Russia. Sales of our OCTG products to the South American market increased as a result of our successful penetration into this market and accounted for 25.5% of our export sales in 2012. We determine the geographical market of our net revenues based on the location of the initial purchasers of our products. The following table sets forth the breakdown of our net revenues by geographic market for the periods indicated. See”—Factors affecting our results of operations—Product mix and geographical distribution” for a discussion of our domestic and export sales trends.

	For the year ended December 31,
Net revenues (in thousands)	2010	2011	2012
Domestic
PRC	$294,946	$364,940	$312,121
Export
Oman	—	8,278	36,940
Malaysia	5,087	4,974	720
Singapore	3,542	3,528	166
Hong Kong	8,499	3,484	10,109
United Arab Emirates	691	3,272	3,223
Indonesia	2,278	3,867	8,551
Kuwait	8,549	—	14,421
Rest of Asia	10,189	23,513	4,460
Total Asia	38,835	50,916	78,590
United States	45,414	43,334	52,073
Canada	7,318	914	887
Total North America	52,732	44,248	52,960
Venezuela	62,295	153,506	43,683
Egypt	646	6,039	23,484
Turkey	2,802	61	14,611
Others	18,209	66,415	35,848
Total Exports	$175,519	$321,185	$249,176

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

We incur significant shipping and handling costs in connection with the shipping of our products to our customers located in other parts of China and overseas. We usually deliver our finished products to customers in China by train or by truck in circumstances requiring urgent delivery. Our overseas deliveries are primarily made by ship. Our export contracts are usually entered into on a Free On Board, or FOB, basis, which means that we pay for shipping of the goods to the port of shipment, plus loading costs. Our customers pay freight, insurance, unloading costs and shipping from the port of destination to the factory. We engage a number of overseas shipping agents to transport our finished products overseas. Shipping and handling costs were $33.8 million, $41.0 million and $32.5 million in 2010, 2011 and 2012, respectively.

VAT in China is charged on sales at a general rate of 17% based on the sales price of our products to customers. We are deemed to have paid a 4% VAT based on the general rate minus a 13% VAT refund on export sales, which we are entitled to receive immediately upon filing the VAT returns. The 4% VAT is recorded as a cost of revenues on export sales.

Operating expenses

Our operating expenses include selling and marketing expenses, impairment of long-lived assets and general and administrative expenses.

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

Our selling and marketing expenses also include costs of product warranties. In connection with the warranties relating to our products, we provide a warranty to customers that our products will meet the stated functionality as agreed to in each sales contract. We provide for the estimated warranty costs under these guarantees based upon historical experience and management’s estimate of the level of future claims. Our provisions for estimated warranty costs were $0.5 million, $4.0 million and $5.5 million in 2010, 2011 and 2012, respectively. The increase in provisions for estimated warranty costs from 2010 to 2011 was primarily due to a provision made for a legal settlement in the United States. We have defective product issues occasionally and such defects typically become evident within the first few months of sales.

General and administrative expenses

General and administrative expenses comprise primarily of salaries and benefits, share-based compensation expenses, professional fees, guarantee fees, and business travel expenses.

We incurred general and administrative expenses of approximately $67.0 million, $61.8 million and $78.1 million in 2010, 2011 and 2012, respectively. Our general and administrative expenses decreased from 2010 to 2011 primarily due to the accrual by one of our subsidiaries of an impairment loss of approximately $17.1 million, and increased from 2011 to 2012 primarily due to the increased expenses generated from production stoppage of a number of our subsidiaries, such as depreciation of equipment and salary expenses reclassified to general and administrative expenses. In addition, the disposal of production facilities held by Houston increased our general and administrative expenses.

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

Based on the results of our impairment test, we recorded an impairment charge of $17.1 million for Chaoyang Seamless in 2010, nil in 2011 and nil in 2012. We did not conduct an impairment test for Houston OCTG, as its production facilities were sold in November 2012.

Research and development expenses

Our research and development expenses are not disclosed as a separate item in the income statement but allocated to cost of revenues and other operating expenses, depending on whether the costs are related to the design, production, testing or enhancement of our products and manufacturing process and the personnel who participate in the research and development projects. The OCTG industry in which we operate is characterized by rapid development and increasing demand for non-API products. In 2006, we did not have a separate department for research and development, even though many employees have devoted part of their time in research and development activities. We established our research and development department in July 2007. We incurred research and development expenses of approximately $1.7 million, $1.5 million and $1.5 million in 2010, 2011 and 2012, respectively. We expect to incur more research and development expenses in the future as we devote greater resources to improving our technical know-how in OCTG production, in particular relating to the production of non-API products.

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

In September 2008, WSP China was officially granted the “high and new technology enterprise” status for a period of three years with retrospective effect from January 1, 2008. Therefore, WSP China is entitled to a preferential income tax rate of 15% in 2008, 2009 and 2010 as long as it maintains its qualification as a “high and new technology enterprise” under the New EIT Law. WSP China has used the 15% preferential tax rate in the calculation of current and deferred tax balances, which was consistent with the preferential tax rate applicable to WSP China prior to January 1, 2008. In September 2011, we obtained an approval from the PRC authorities for a renewal of the “high and new technology” enterprise status, effective retroactively from January 1, 2011. We expect that WSP China will maintain its qualification as a “high and new technology enterprise” in the foreseeable future as it has successfully fulfilled the required conditions in the past. See “—C. Research and Development” for more information relating to our research and development results and efforts. If WSP China fails to maintain the “high and new technology enterprise” status, the calculation of deferred tax balances will be based on the uniform tax rate of 25%.

As of December 31, 2010, 2011 and 2012, the measurement of our deferred tax assets has been reduced by a valuation allowance in the amount of $33.1 million, $47.3 million and $52.2 million, respectively, as based on the available evidence it is more likely than not that some portion of our deferred tax assets are not expected to be realized. The recognition of valuation allowance has partly contributed to the decrease in our effective income tax rate in 2010, 2011 and 2012.

Our other entities registered in China are subject to the 25% enterprise income tax rates. Houston OCTG is subject to United States federal corporate income tax rate of 34% and Texas state margin tax.

The subsidiaries of FSHL that are tax residents in China are subject to the PRC dividend withholding tax at 10% when these Chinese subsidiaries distribute dividends paid out of profits that arise on or after January 1, 2008. In 2009, following FSHL’s qualification as a tax resident company in the Hong Kong Special Administrative Region, a withholding tax at 5% will be applicable on China dividends paid to FSHL. The qualification for tax residency in the Hong Kong Special Administrative Region is subject to an annual application and renewal process. FSHL made no renewal in 2011 and 2012 due to the continued operating losses of its PRC subsidiaries. A provision for PRC dividend withholding tax of $0.8 million has been made based on the 40% of the 2009 undistributed earnings of our PRC subsidiaries as of December 31, 2009, which are expected to be distributed. The remaining undistributed earnings of our PRC subsidiaries of approximately $90.8 million at December 31, 2009 are considered to be reinvested, and no deferred tax liability has been made for the PRC dividend withholding taxes that would be payable upon the distribution of those amounts to FSHL as of December 31, 2009. In 2009, we distributed dividends out of the annual profits of WSP China for the year ended December 31, 2007. No withholding tax is necessary on any dividend amount paid out of retained earnings of WSP China before January 1, 2008. A reversal of provision for PRC dividend withholding tax of $0.4 million was made based on 40% of the 2010 undistributed earnings of the Company’s PRC subsidiaries due to operating losses. As of December 31, 2011 and 2012, no provision for PRC dividend withholding tax was required to be made for our PRC subsidiaries due to continued operating losses.

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

We have made an assessment of the level of tax authority based on the technical merits for each tax position, including the potential application of interest and penalties, and have measured the unrecognized tax benefits associated with the tax positions. As of December 31, 2010, 2011 and 2012, the Company had additional unrecognized tax benefits of $3,698, nil and nil, respectively, that related to net operating loss carryforwards. The aforementioned liability is recorded as non-current liabilities because the related payment is not anticipated within one year of the balance sheet date. In 2010, the Company had recorded an additional liability for an uncertain tax position related to the government grant received by one of its subsidiaries. We classify interest and/or penalties related to income tax matters in income tax expense. We had additional accrued interest and penalties as of December 31, 2010, 2011 and 2012 of approximately $2,558,000, $944,000 and $792,000, respectively, arising from the unrecognized tax benefit balances for 2007.

For a discussion on VAT, see “Item 5—A. Operating Results—Overview of financial results—Cost of revenues.”

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

Impairment of long-lived assets

We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, we measure impairment by comparing the carrying amount of the asset to future undiscounted net cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the asset, we will recognize an impairment loss based on the fair value of the asset. In recent years, we have experienced a low capacity utilization of our production facilities due to unfavorable economic conditions. In view of these changes in our operating circumstances and the operating losses incurred by certain asset groups, we performed an impairment test for these asset groups namely, WSP China, Liaoyang Seamless, Songyuan Seamless, Mengfeng, Bazhou Seamless and WSP Pipe on December 31, 2012. The future undiscounted net cash flows of the asset groups exceed their carrying amounts and therefore we recognized no impairment loss. The impairment test that we performed for certain asset groups on December 31, 2012 was assisted by an independent third party valuation firm. The valuation analysis, which is based on our financial projections, utilizes generally accepted valuation methodologies such as the future undiscounted net cash flows as stipulated under the step one of the two-step process of the relevant authoritative accounting pronouncement. The valuation analysis considers certain principal factors such as the nature, financial and operating results of our business, the global economic outlook in general and the specific economic and competitive elements affecting our business, industry and market, the market-derived investment returns of entities engaged in a similar line of business and returns from other similar types of projects, the stage of development, contemporaneous business plans and relevant financial risks of our business. The valuation analysis also incorporates certain major assumptions concerning the political, legal, fiscal and economic conditions, future movement of exchange rates and interest rates, the availability of financial resources, management competency and availability of key personnel, industry trends and market conditions. Based on the result of the impairment test, the aggregate future undiscounted net cash flows from the reporting units is greater than the sum of carrying value of the relevant reporting units by approximately $1.3 billion.

The projected undiscounted cash flow estimate included, among other things, an analysis of projected revenue growth, gross margins, effective tax rates, capital expenditures and working capital requirements. These assumptions are inherently uncertain and subjective. The key assumptions of our cash flow forecasts were consistent with the assumptions that we used in developing our business plan, which included:

•                  Net revenues of WSP China will grow at a compound annual growth rate, or CAGR, of -0.4% for the periods between 2012 and 2019, with sales volume of up to 460,000 tonnes of finished products. As Bazhou Seamless is projected to operate under normal capacity, net revenues will grow at CAGR of 51.8%. Sales price of finished products per tonne is expected to increase by 2.6% to 3.9% per annum.

•                  Cost of revenues is projected to increase by 0.6% to 2.7% for all asset groups from 2012 through 2019, except for Songyuan Seamless and Mengfeng, where cost of revenues is projected to decrease by 5.6% and 0.5%. Cost of revenues for all assets group represents approximately 77.1% to 95% of sales.

•                  Operating expenses as a percentage of net revenues are expected to remain at 2.0% to 9.3% for all asset groups during the projection period.

•                  The availability of finance will not be a constraint on the forecasted growth of all asset groups’ related business.

•                  There will be no material changes in the existing political, legal, fiscal and economic conditions in China;

•                  There will be no material deviation in industry trends and market conditions from economic forecasts.

Goodwill

The excess of the purchase price over the fair value of net assets acquired is recorded on the consolidated balance sheet as goodwill. Goodwill is not amortized but is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. We perform an annual goodwill impairment test on December 31 of each fiscal year for all reporting units. Goodwill is tested following a two-step process. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. The Company’s goodwill resulted from the acquisition of Chaoyang Seamless in 2009. There was no impairment loss identified on goodwill for the year ended December 31, 2011. After the disposal of Chaoyang Seamless in January 2012, the Company no longer holds any goodwill.

Accounts receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. Amounts collected on trade accounts receivable are included in net cash provided by operating activities in the consolidated statements of cash flows.

The allowance for doubtful accounts is our estimate of the amount of probable credit losses in our existing accounts receivable. We consider factors such as customer credit-worthiness, past transaction history with the customer and current economic industry trends when we determine the collectability of specific customer accounts. Allowance for doubtful accounts for accounts receivable was $20.1 million, $22.6 million and $22.8 million as of December 31, 2010, 2011 and 2012, respectively. The slight increase in allowance for doubtful accounts from 2010 to 2011 was primarily due to an increase in provisions for long overdue receivables.

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

Internal control over distribution of our products

In the years ended December 31, 2010, 2011 and 2012, we did not have any direct sales to Sanctions Targets.

We sell our products in international markets primarily through independent, non-U.S. distributors who are responsible for interacting with the end customers of our products. We have limited control over the parties to whom these independent distributors resell our products, and certain independent distributors may have sold an insignificant amount of our products to Sanctions Targets. We are aware of an insignificant amount of resales of our products by two non-U.S. and non-affiliated distributor customers to Sudan, a Sanctions Target, during the three years ended December 31, 2012. To the best of our knowledge, in 2010, 2011 and 2012, our indirect sales to Sanctions Targets accounted for approximately 1.1%, 0.6% and nil, respectively, of our net revenues.

We have adopted a written policy to prevent direct or indirect sales to Sanctions Targets and have begun to implement internal control mechanisms to enforce such policy, which include contractually requiring all of our distributors to covenant with us that they will not resell any of our products to any Sanctions Targets. However, we cannot guarantee that our measures will be able to prevent future sales or resales of our products to Sanctions Targets. See “Item 3. Key Information—D. Risk factors—Risks related to our business—We may be unable to prevent possible resales or transfers of our products to countries, governments, entities, or persons targeted by United States economic sanctions, especially when we sell our products to distributors over which we have limited control.”

Results of operations

The following table summarizes the results of our operations for the periods indicated:

	For the year ended December 31,
(in thousands, except percentages)	2010		2011		2012
Net revenues	$470,465	100%	$686,125	100%	$561,297	100%
Cost of revenues	(467,400)	(99.3)	(637,615)	(92.9)	(536,823)	(95.6)
Gross profit	3,065	0.7	48,510	7.1	24,474	4.4
Selling and marketing expenses	(20,841)	(4.4)	(34,486)	(5.0)	(17,192)	(3.1)
General and administrative expenses	(67,008)	(14.2)	(61,774)	(9.0)	(78,146)	(13.9)
Impairment of long-lived assets	(17,055)	(3.6)	—	0	—	—
Gain on disposal of subsidiary	—	0	3,268	0.5	2,512	0.4
Other operating income (expenses), net	5,446	1.2	2,777	0.4	6,190	1.1
Loss from operations	(96,393)	(20.5)	(41,705)	(6.1)	(62,162)	(11.1)
Interest income (expense), net	(26,043)	(5.5)	(30,609)	(4.5)	(36,624)	(6.5)
Other income	767	0.2	767	0.1	64	0
Exchange differences	(1,484)	(0.3)	(5,144)	(0.7)	2,676	0.5
Loss before provision for income taxes	(123,153)	(26.2)	(76,691)	(11.2)	(96,046)	(17.1)
Benefit for (provision for) income taxes	(9,388)	(2.0)	(99)	0	6,131	1.1
Net (loss) income before earnings in equity investments	(132,541)	(28.2)	(76,790)	(11.2)	(89,915)	(16.0)
Loss (earnings) in equity investments	(211)	0	(10)	0	44	0
Net loss	(132,752)	(28.2)	(76,800)	(11.2)	(89,871)	(16.0)
Less: Net loss attributable to the non-controlling interests	13,989	3.0	8,320	1.2	5,686	1.0
Net loss attributable to WSP Holdings Limited	$(118,763)	(25.2)%	$(68,480)	(10.0)%	$(84,185)	(15.0)%

Year ended December 31, 2012 compared to year ended December 31, 2011

Net revenues

Our net revenues decreased by 18.2% from $686.1 million in 2011 to $561.3 million in 2012.

•                  API products. Sales of our API products decreased by 10.2% from $446.2 million in 2011 to $400.6 million in 2012 primarily due to decreases in sales volume. Sales volume of our API products decreased by 8.6% from 391,088 tonnes in 2011 to 357,530 tonnes in 2012, primarily due to decreased demand for our API products in the domestic market. The average sales price of our API products decreased from $1,141 per tonne in 2011 to $1,121 per tone in 2012, primarily due to the decrease in export price of API products.

•                  Non-API products. Sales of our non-API products decreased by 37.7% from $144.8 million in 2011 to $90.2 million in 2012 primarily due to decreases in sales volume of non-API products in 2012. Sales volume of our non-API products decreased by 24.9% from 72,358 tonnes in 2011 to 54,369 tonnes in 2012, primarily due to decreased demand for our non-API products in the international markets. The average sales price of our non-API products decreased from $2,001 per tonne in 2011 to $1,658 per tone in 2012, primarily due to sales of lower priced non-API products in the domestic market.

•                  Iron ore. Sales of iron ore were nil for both 2011 and 2012 due to our internal lack of iron ore pellet requirements and low market demand for sales of iron ore pellets. However, in 2012, we received commissions of approximately $2.7 million from our supplier for finding a third-party buyer for 334,117 tonnes of iron ore pellets.

•                  Other products. Sales of other products decreased by 25.9% from $95.1 million in 2011 to $70.5 million in 2012, primarily due to the decrease in sales volume of other products.

Net revenues from domestic sales decreased by 14.5% from $364.9 million in 2011 to $312.1 million in 2012, primarily due to lower sales volume as a result of decreased demand for our products.

Net revenues from export sales decreased by 22.4% from $321.2 million in 2011 to $249.2 million in 2012, primarily due to lower sales volume as a result of the weakening demand for our non-API products in the international markets.

Cost of revenues

Our cost of revenues decreased by 15.8% from $637.6 million in 2011 to $536.8 million in 2012, primarily due to the decreases in raw material purchases, utility costs and labor due to lower production activities and scale of operations. Shipping and handling costs decreased by 20.6% from $41.0 million in 2011 to $32.5 million in 2012. Our cost of revenues as a percentage of net revenues increased from 92.9% in 2011 to 95.6% in 2012. The increase was primarily attributable to the decrease in production line utilization leading to increasing costs of processing products.

Gross profit and gross margin

As a result of the foregoing, our gross profit decreased by 49.5% from $48.5 million in 2011 to $24.5 million in 2012. Our gross margin decreased from 7.1% in 2011 to 4.4% in 2012, primarily due to the decrease in production line utilization leading to increasing costs of processing products, as well as slight decreases in selling prices.

Selling and marketing expenses

Our selling and marketing expenses decreased by 50.1% from $34.5 million in 2011 to $17.2 million in 2012, primarily due to decreasing sales volume of our products which resulted in lower selling and marketing activities. Our selling and marketing expenses as a percentage of net revenues decreased from 5.0% in 2011 to 3.1% in 2012.

General and administrative expenses

Our general and administrative expenses increased by 26.5% from $61.8 million in 2011 to $78.1 million in 2012, primarily due to the increased expenses generated from production stoppage of a number of our subsidiaries, such as depreciation of equipment and salary expenses reclassified to general and administrative expenses. In addition, the disposal of production facilities held by Houston OCTG increased our general and administrative expenses. Our general and administrative expenses as a percentage of net revenues increased from 9.0% in 2011 to 13.9% in 2012.

Interest expenses, net

Our net interest expense increased by 19.6% from $30.6 million in 2011 to $36.6 million in 2012, primarily due to the decrease of interest capitalization.

Income tax expenses

We had an income tax expense of $0.1 million in 2011, compared to an income tax benefit of $6.1 million in 2012, primarily due to our subsidiaries’ loss from operations, which resulted in increased income tax benefits. Our effective tax rate was 5% in 2012, compared to nil in 2011, primarily due to the increase in income tax benefits.

Net loss

As a result of the foregoing, we had net loss of $89.9 million in 2012, compared to net loss of $76.8 million in 2011. Our net margin was negative 16.0% in 2012, compared to negative 11.2% in 2011.

Net loss attributable to WSP Holdings Limited

As a result of the foregoing, net loss attributable to WSP Holdings Limited was $84.2 million in 2012, compared to $68.5 million in 2011. Net margin attributable to us was negative 15.0% in 2012, compared to negative 10.0% in 2011.

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

Cost of revenues

Our cost of revenues increased by 36.4% from $467.4 million in 2010 to $637.6 million in 2011 primarily due to increases in raw materials purchases, utility costs and employee costs as a result of higher production activities and scale of operations. Shipping and handling costs increased by 21.2% from $33.8 million in 2010 to $41.0 million in 2011. Our cost of revenues as a percentage of net revenues decreased from 99.3% in 2010 to 92.9% in 2011. The decrease was primarily attributable to an increase in our average sales prices of our API and non-API products.

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

Net loss

As a result of the foregoing, we had net loss of $76.8 million in 2011, compared to our net loss of $132.8 million in 2010. Our net margin was negative 11.2% in 2011, compared to negative 28.2% in 2010.

Net loss income attributable to WSP Holdings Limited

As a result of the foregoing, net loss attributable to us was $68.5 million for the year ended December 31, 2011, compared to net loss attributable to us of $118.8 million for the year ended December 31, 2010. Net margin attributable to us was negative 10.0% in 2011, compared to negative 25.2% in 2010.

B.     Liquidity and Capital Resources

Cash flows and working capital

Since 2009, we have experienced a significant decline in sales to the United States due to anti-dumping and countervailing duties on seamless pipes made in China imposed by the United States government. See “Item 8—Financial Information—A. Consolidated Statements and Other Financial Information—Legal proceedings.” Products sold to the United States accounted for 9.7%, 6.3% and 9.3% of our net revenues in 2010, 2011 and 2012, respectively, compared to 34.3% of our net revenues in 2008, the year before the enactment of the anti-dumping and countervailing duties. As a result, our business operations have been adversely affected, and we suffered significant operating losses and working capital deficiencies in 2010 and 2011.  As of December 31, 2012, we had cash and cash equivalents balance of $26.1 million, restricted cash of $206.8 million, term deposits of $0.3 million, unused bank credit facilities of $36.1 million and short-term borrowings of $787.0 million.

Future uses of cash will include, among others:

•                  Continuing capital expenditures;

•                  Repayment of bank borrowings; and

•                  Continuing use of cash in operations.

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

In August 2011, one of our subsidiaries entered into a syndicated bank credit facility agreement with two major lead commercial banks and six other participating commercial banks, which provide us with a syndicated bank credit facility of up to RMB3.5 billion (with an initial commitment of RMB2.86 billion) for a term up to three years from the first drawdown date. The interest will accrue on a daily basis at a rate equal to five percent plus the prevailing interest rate published by the People’s Bank of China on the unpaid principal balance then outstanding.

According to the repayment schedules specified in the loan agreements, which do not include $210.9 million of borrowings due after one year that was reclassified as current liability due to breach of financial covenants, $501.7 million of the borrowings became due for repayment during the first nine months of 2013. We were able to renew $70.2 million and repay $431.4 million of these borrowings and obtained new bank borrowings of $470.9 million. While we are required to repay approximately $256.9 million bank borrowings for the remainder of 2013, we believe we will be able to renew a substantial portion of our bank borrowings and bank credit facilities as they fall due. For details on our borrowings, please see “—Borrowings.”

In order to counteract the adverse impact of anti-dumping and countervailing duties imposed by the United States, we have actively pursued new opportunities in other international markets. Since the end of 2010, we secured several new order wins in the international markets such as Venezuela and Ecuador. In 2012, we secured new contract wins for sales of our products to Oman. In the first three quarters of 2013, we secured new contract wins for sales of our products to United Arab Emirates.

In the past, we had significant working capital commitments for purchases of raw materials, which included commitments for purchases of iron ore pellets from an iron ore supplier. However, we foresee no significant or immediate working capital commitments for purchases of iron ore pellets due to the fact that the contractual terms have not been strictly performed by the supplier and us in practice and that certain contractual terms are still subject to further negotiations between we and the supplier. Additionally, we made no purchases from this supplier in 2011 due to our internal lack of iron ore pellet requirements and low market demand for sales of iron ore pellets. We expect to maintain a similar level of working capital requirements in 2013 as 2012. We expect that we will be able to meet our working capital requirements in 2013 with cash flows generated from our operations and our credit facilities. For details on our borrowings, please see “—Borrowings.”

The following table sets forth a summary of our cash flows for the periods indicated.

	For the year ended December 31,
(in thousands)	2010	2011	2012
Net cash flows from operating activities	$(5,142)	$60,791	$3,252
Net cash flows from investing activities	(71,404)	(187,567)	47,259
Net cash flows from financing activities	(9,776)	97,578	(45,271)
Effect of foreign exchange rate changes on cash and cash equivalents	1,760	8,270	(6,895)
Net increase/decrease in cash and bank balances	(84,562)	(20,928)	(1,655)
Cash and cash equivalents at beginning of the period	133,250	48,688	27,742
Cash and cash equivalents at end of the period included in assets held for sale	—	(18)	18
Cash and cash equivalents at end of the period	$48,688	$27,742	$26,105

Operating activities

Net cash generated from operating activities was $3.3 million in 2012, compared to net cash generated from operating activities of $60.8 million in 2011. Net cash generated from operating activities in 2012 was primarily attributable to net loss of $89.9 million adjusted by depreciation of property, plant and equipment of $48.4 million, a decrease in accounts payable in the amount of $6.8 million resulting from our decreasing use of bills payable, a decrease in other payables and accrued expenses in the amount of $12.2 million due to slower operating activities, and a decrease in advances from customers in the amount of $3.4 million, partially offset by a decrease in accounts receivable in the amount of $54.6 million resulting from decreased product sales and a decrease in inventories of $37.9 million.

Net cash generated from operating activities was $60.8 million in 2011, compared to net cash used in operating activities of $5.1 million in 2010. Net cash generated from operating activities in 2011 was primarily attributable to net loss of $76.8 million adjusted by depreciation of property, plant and equipment of $38.9 million, an increase in accounts payable in the amount of $139.6 million resulting from our increased purchase of raw materials and increased use of bills payable, a decrease in other payables and accrued expenses in the amount of $5.1 million due to slower operating activities, and an increase in advances from customers in the amount of $1.2 million, partially offset by an increase in accounts receivable in the amount of $49.8 million resulting from increased product sales and an increase in inventories of $7.4 million.

Net cash used in operating activities was $5.1 million in 2010. Net cash used in operating activities in 2010 was primarily attributable to net loss of $132.8 million adjusted by depreciation of property, plant and equipment of $34.1 million, an increase in accounts payable in the amount of $9.0 million resulting from our increased purchase of raw materials and increased use of bills payable, an increase in other payables and accrued expenses in the amount of $26.2 million due to slower operational activities, and a decrease in advances from customers in the amount of $7.4 million, partially offset by a decrease in accounts receivable in the amount of $0.8 million resulting from decreased product sales and intensified collection activities and a decrease in inventories of $32.5 million resulting from decreased production volume.

Investing activities

Net cash generated from investing activities was $47.3 million in 2012, compared to net cash used in investing activities of $187.6 million in 2011. Net cash generated from investing activities in 2012 was primarily attributable to a decrease in restricted cash of $47.7 million due to a decrease in our use of bank acceptance bills which required cash deposits as security and the disposal of Houston OCTG’s assets and fixed assets of approximately $38.6 million.

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

Net cash used in investing activities was $71.4 million in 2010. Net cash used in investing activities in 2010 was primarily attributable to a decrease in restricted cash of $68.2 million due to a decrease in our use of bank acceptance bills which required cash deposits as security, offset by an increase in cash used to purchase property, plants and equipment in the amount of $139.3 million due to our increased operational scale and production activities.

Financing activities

Net cash used in financing activities was $45.3 million in 2012, compared to net cash provided by financing activities of $97.6 million in 2011. Net cash used in financing activities was primarily attributable to the repayment of long term loans of $35.0 million and a net decrease in short term bank borrowings of $10.3 million.

Net cash generated from financing activities was $97.6 million in 2011, compared to net cash used in financing activities of $9.8 million in 2010. Net cash generated from financing activities in 2011 was primarily attributable to a net increase in long-term bank borrowings in the amount of $105.8 million, offset by a net decrease in short-term bank borrowings in the amount of $8.3 million.

Net cash used in financing activities was $9.8 million in 2010. Net cash used in financing activities in 2010 was primarily attributable to a net decrease in short-term bank borrowings in the amount of $23.0 million offset by a net increase in long-term bank borrowings in the amount of $38.0 million, and a deferred partial payment for the acquisition of a subsidiary of $17.7 million.

Borrowings

We had the following outstanding borrowings as of the dates indicated.

	As of December 31,
(in thousands)	2010	2011	2012
Short-term bank loans	$508,355	$714,310	$743,833
Credit from bills receivable discounted with recourse	88,191	38,916	43,154
Long-term bank loans due for settlement over one year	135,896	79,354	15,910
Long-term bank loan due for settlement within one year	—	20,315	—
Total	$732,442	$852,895	$802,897

Our bank and other borrowings increased in 2010 and 2011 mainly due to the expansion of our production capacity and our working capital requirements. In 2012, our bank and other borrowings decreased mainly due to a decrease in expenditures and the disposal of assets.

Our short-term borrowings are used primarily for working capital and capital expenditures purposes. As of December 31, 2010, 2011 and 2012, the average interest rate of our short-term bank loans was 6.0%, 6.2% and 6.5%, respectively. Our short-term bank loans have floating interest rates tied to the benchmark interest rate for loans of similar maturity announced by the People’s Bank of China. As of December 31, 2012, we had outstanding secured loans with an aggregate amount of $730.0 million, which were secured by certain land use rights, buildings, machines and equipment and letters of credit issued by other banks. Our short-term borrowings also include loans not due within one year that were reclassified as short-term borrowings due to technical breaches of these loans.

In August 2011, we entered into a syndicated bank credit facility agreement with two major lead commercial banks and six other participating commercial banks, which provide us with a syndicated bank credit facility of up to RMB3.5 billion (with an initial commitment of RMB2.86 billion) for a term up to three years from the first drawdown date. The interest will accrue on a daily basis at a rate equal to five percent plus the prevailing interest rate published by the People’s Bank of China on the unpaid principal balance then outstanding. This agreement contains financial covenants, which are applicable to one of our major operating subsidiaries, including maintenance of levels of debt to assets ratio not exceeding 72% in 2011, 71% in 2012 and 67% in 2013, minimum sales of RMB4 billion in 2011, RMB4.5 billion ($722.3 million) in 2012 and RMB5.5 billion ($882.8 million) in 2013, minimum net profit of RMB80 million in 2011, RMB150 million ($24.1 million) in 2012 and RMB350 million ($56.2 million) in 2013, minimum current ratio of 170% in 2011, 180% in 2012 and 180% in 2013, and minimum quick ratio of 120% in 2011, 130% in 2012 and 130% in 2013. As of December 31, 2012, we have drawn down approximately RMB2.7 billion ($424.4 million) out of the total approved loan facility of RMB2.9 billion ($455.0 million). Additionally, under these covenants, we must also meet certain ratios and thresholds at the end of a one-year special observation period from July 1, 2011 to June 30, 2012. These ratios and thresholds include maximum debt to asset ratio of 70%, minimum sales of RMB4.2 billion ($674.1 million), minimum net income of RMB100 million ($16.1 million), minimum current ratio of 170% and minimum quick ratio of 120%. As of December 31, 2012, our unutilized credit facilities amounted to $36.1 million. According to the repayment schedules specified in the loan agreements, which do not include $210.9 million of borrowings due after one year that was reclassified as current liability due to breach of financial covenants, $501.7 million of the borrowings became due for repayment during the first nine months of 2013. We were able to renew $70.2 million and repay $431.4 million of those borrowings and obtained new bank borrowings of $470.9 million. We are required to repay approximately $256.9 million in bank borrowings during the fourth quarter of 2013.

As of December 31, 2012, we had outstanding balance of long-term loans from two local banks of $15.9 million. These loans were obtained pursuant to various loan agreements that we entered into with the two local banks from 2009 to 2012. The loan agreements have terms ranging from one to six years. We used the loans primarily for project financing purposes. The interest rate will be adjusted periodically in accordance with the benchmark interest rate announced by the People’s Bank of China. In 2012, the average interest rate of our long-term loans was 6.8% and all long-term loans were secured loans.

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

Under the syndicated loan facility agreement for the year ended December 31, 2011, the special observation period was from July 1, 2011 to June 30, 2012 and the year ended December 31, 2012. In December 2012, the bank syndicate waived the past breaches of financial covenants during the observation period and agreed to continue to fulfill the terms of the syndicated loan facility. Additionally, we have informed the bank syndicate that we did not meet certain financial covenants for the year ended December 31, 2012. The bank syndicate held a review meeting and reached an agreement to waive the aforementioned breaches of financial covenants. The formal approval process within the bank syndicate is currently underway. However, the bank syndicate may not grant us a waiver for any future breaches or noncompliance.

Furthermore, based on the financial position and results of operations of one of our subsidiaries as of and for the year ended December 2009, such subsidiary failed to meet the financial covenant related to maximum debt to asset ratio under facility agreements with two banks. We agreed to implement measures to address these breaches and obtained waivers for these breaches from the two banks. Nonetheless, there was a delay in implementing certain remedial measures required by one bank and we remained non-compliant with relevant financial covenant in 2010, which gave the bank the right to accelerate repayment of the outstanding amount under the relevant facility agreement. The breach of covenant was rectified in April 2011. Notwithstanding the waiver, it was uncertain whether we would be able to meet the covenants in the future, and consequently the corresponding loans were reclassified as current liability. Accordingly, in 2012 we reclassified our long-term loans of $85.4 million from such bank into short-term loans due within one year. Additionally, another of our subsidiaries, which commenced commercial production in the second half of 2011, is also in breach of its financial covenants under a project loan. Accordingly, we reclassified our long-term loans of $31.5 million from such bank into short-term loans due within one year.

See “Item 3. Key Information—D. Risk Factors—Risks related to our business—Restrictive covenants under our facility agreements and any future indebtedness may limit the manner in which we operate and an event of default under any of our facility agreements and any future indebtedness may adversely affect our operations; and our financial leverage may hinder our ability to expand and materially affect our results of operations.” and “Item 3. Key Information—D. Risk Factors—Risks related to our business—We and our subsidiaries have been in breach of certain financial covenants under certain loan agreements, which, if not managed carefully, may trigger events of default and accelerated payment and adversely affect our business, financial condition and results of operations.”

We are in compliance with the financial covenants under our other facility agreements as of December 31, 2012.

Additionally, in 2012 and 2013 we also obtained high interest loans from non-commercial lenders. These loans typically had durations of no longer than seven days and annualized interest rates of approximately 90%. We paid interest of approximately RMB4.4 million ($0.7 million) and RMB2.7 million ($0.4 million) on these high interest loans in the year ended December 31, 2012 and the nine months ended September 30, 2013.

Bill financing

In the years ended December 31, 2010, 2011 and 2012 and to date in 2013, certain of our subsidiaries have used a portion of our credit facilities from certain banks as bill financing to fund a portion of our working capital requirements and business operational needs.  These transactions may not be in compliance and in certain cases were not with relevant PRC laws and regulations.

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

These bill financing arrangements were not in compliance with the general principles under the PRC Negotiable Instruments Law. However, we continued to enter into other such arrangements in 2013. The cash thereby obtained was then refunded by the suppliers to us. The total amount of the bill financing, being the difference between the aggregate amount of such bank and commercial acceptance notes issued and the aggregate amount of related actual purchases, was approximately RMB323.6 million, RMB1.419 billion, RMB757.8 million ($120.6 million) and RMB1,191.0 million ($193.7 million) in 2010, 2011 and 2012 and the nine months ended September 2013, respectively. Excluding the cash deposits that we paid upfront to the endorsing banks pursuant to the arrangements, the funding we obtained from the banks through this kind of bill financing in 2010, 2011 and 2012 and the nine months ended September 30, 2013, was estimated to be approximately RMB354.8 million, RMB323.6 million, RMB213.2 million ($33.9 million) and RMB693.8 million ($112.9 million), respectively.

We have sought legal advice from our PRC legal advisor regarding these bill financing arrangements. Considering the relevant factors including, in particular, that we have settled in the past these notes when they were due, and under the assumption that we are able to settle the outstanding notes when they become due, our PRC legal advisor subsequently issued a legal opinion stating that our bill financing arrangements in the years ended December 31, 2010, 2011 and 2012 would not result in any criminal or administrative liabilities on us or our senior management or directors, and there would not be any civil liabilities. The nature of our bill financing arrangements in the year ended December 31, 2012 has remained consistent with previous years. We have also obtained written confirmations from all of the endorsing banks that they will not take any legal action against us in connection with the bank and commercial acceptance notes that have been duly settled. We have settled all of the bank and commercial acceptance notes involved in the bill financing transactions in 2010, 2011 and 2012 that have become due. We expect to settle the notes from bill financing transactions that are outstanding on the date of this annual report when they become due.  Although we have obtained the written confirmations from all of the endorsing banks that they will not take any legal action against us in connection with the bank and commercial acceptance notes that have been duly settled, the endorsing banks may legal action regarding notes that we have settled regardless due to unforeseen reasons and circumstances beyond our control.

In 2012, additionally, for purposes of raising financing from a number of commercial banks, WSP China, Liaoyang Seamless and Songyuan Seamless entered into a number of intragroup transactions, under which WSP China sold approximately RMB251 million ($40.1 million) worth of goods to Liaoyang Seamless, Liaoyang Seamless sold approximately RMB252 million ($40.3 million) of goods to Songyuan Seamless and Songyuan Seamless sold approximately RMB252 million ($40.3 million) of goods to WSP China. Official sales invoices were issued for these transactions.  However, physical delivery of the underlying goods in these transactions did not occur.  As these transactions were intragroup, they did not have an overall impact on our consolidated revenues and did not result in additional tax payable, although the PRC GAAP reports of each of these three respective individual entities would have reflected sales not supported by physical delivery of the underlying goods. These sales invoices allowed our subsidiaries to obtain additional bill financing from a number of commercial banks.  Due to the nature of these transactions, these commercial banks may declare any of our borrowings to become immediately due and payable and terminate our credit facilities so that no additional borrowings can be obtained.  If any of these borrowings become immediately due and payable, we may not have the means to repay them.

Our management has conducted an assessment, including obtaining PRC legal advice and testing the design and the effectiveness of our internal control over financial reporting as of December 31, 2012. This assessment identified a material weakness that these transactions occurred without proper approval and may not be in compliance and in certain cases were not compliant with relevant PRC laws and regulations, and therefore our internal controls have not been operating effectively. See “Item 15. Controls and Procedures—Management’s annual report on internal control over financial reporting.”  In light of the current financial environment and our capital needs, we may continue to rely on such bill financing arrangements and continue to allow these borrowings relating to increased bills payable to remain until they are repaid upon maturity. Any actions by banks or regulators against us relating to these transactions could cause a disruption to our business operations and impact future financing arrangements with banks, which may have an adverse effect on our business conditions and cash flows.  The banks may take legal action against us if we fail to settle outstanding bank and commercial acceptance notes when they become due, which may disrupt our business and impact our long-term relationships with the banks and future financing plans.

Capital expenditures

Our capital expenditures are generally used to purchase buildings, plants and machinery. In 2010, 2011 and 2012, our capital expenditures amounted to $161.0 million, $93.4 million and $39.0 million, respectively.

Our major capital expenditure projects are almost completed and we have taken steps to slow down and eliminate certain expansion plans in view of our current capital conditions. We are in the process of completing the construction of a pipe heat treatment line with an annual processing capacity of 20,000 tonnes in Thailand through our subsidiary, WSP Pipe Ltd. The construction of our pipe heat treatment line with an annual processing capacity of 100,000 tonnes in Liaoyang through our subsidiary, Liaoyang Seamless, is also nearing completion. We estimate that our capital expenditures in 2013 will be approximately $27.0 million mainly attributable to balance of payments due to major capital expenditure projects which commenced in prior years. We have constantly been reevaluating and revising our capital expenditure plan based on the prevailing economic conditions and future expectations, as well as the availability of funding. We will monitor our expansion plans carefully to meet anticipated demand while taking appropriate cost cutting measures to ensure our financial stability.

We will continue to make capital expenditures from time to time to meet the expected growth of our operations. We expect that we will be able to meet our capital expenditures requirements in 2013 with cash flows generated from our operations and a similar level of bank borrowings as in 2012. As of December 31, 2012, our existing bank borrowings amounted to $802.3 million. We are monitoring the funding requirement for our capital expenditures and will make necessary adjustments to the capital investments related to our existing projects.

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

We plan to continue to invest in research and development in order to broaden our product offerings, especially with respect to our non-API products. Since 2006, our research and development team has focused on the development of new materials such as 13Cr, 9Cr, super high-intensity tubing and casing as well as hot-rolling processes. As of the date of this annual report, we had 132 patents and 67 pending patent applications in China and had developed several other proprietary processes and technologies as a result of our research and development activities, many of which we have applied in our manufacturing processes and our products. See “Item 4. Information on the Company—B. Business Overview—Intellectual property rights” for more information relating to our patents and patent applications.

D.     Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2012 to December 31, 2012 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.     Off-Balance Sheet Commitments and Arrangements

As of December 31, 2012, we have provided guarantees to banks in respect of banking facilities utilized by Chaoyang Seamless. These guarantees were terminated in May 2013. We have also historically provided guarantees to banks in respect of banking facilities utilized by third parties. We recognize the liability for the guarantees at their fair value on the date of entering into the guarantee. These third parties also provided guarantees to us for some of our bank borrowings. Guaranteed parties included our related parties, vendors, processors and other unrelated parties, who had no trading relationship with us. There were no guaranteed balances of outstanding debt arrangements from third parties as of December 31, 2010, 2011 and 2012.

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

F.     Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2012.

		Payment due by period (1)(2)
As of December 31, 2012 (in thousands) (1) (2)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long term debt obligations (3)	$15,910	—	15,910	—	—
Capital lease obligations	—	—	—	—	—
Operating lease obligations	$3,948	1,556	2,392	—	—
Purchase obligations (4)	$5,850	5,386	464	—	—

(1)                            The above table does not include the unrecognized tax benefits amounting to $13.6 million as the timing of such obligation is not determinable.

(2)                            The above table does not include a commitment to purchase a minimum amount of 300,000 tonnes of iron ore pellets on a yearly basis from 2010 through 2014 as the purchase price of the iron ore pellets under such commitment is not determinable.

(3)                            The figures are principal only and do not include interest.

(4)                            Represents obligations relating to the production facilities in Wuxi, Liaoyang, Songyuan, Kuerle, Tuoketuo and Houston OCTG.

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

Item 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.      Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and executive officers	Age	Position
Longhua Piao	50	Chairman and Chief Executive Officer
Badrul Feisal bin Abdul Rahim	43	Vice Chairman
Xizhong Xu	44	Director and Assistant General Manager
Weidong Wang	46	Independent Director
Jing Lu	72	Independent Director
Dennis D. Zhu	49	Independent Director
Michael Muhan Liu	50	Independent Director
Baiqin Yu	67	Vice General Manager of Production
Yi Zhang	57	Vice General Manager of Technology
Zongdi Ye	61	Vice General Manager of Machinery
Choon-Hoi Then	56	Chief Financial Officer
Rixin Luo	50	Assistant General Manager of Sales and Marketing
Yanping Dong	50	Assistant General Manager of Administration
Jiaxing Liu	66	Vice General Manager of Human Resources

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

Badrul Feisal bin Abdul Rahim has been our director and vice chairman since April 2013. Mr. Feisal is currently the executive director of UMW Holdings Berhad “Group”, a public company in Malaysia engaged in auto manufacturing, industrial equipment and oil and gas services. From January 2010 to November 2010, Mr. Badrul Feisal served as founder and managing director at Insight Value Sdn Bhd. From 2007 to 2009, he served as chief operating officer at Edaran Otomobil Nasional Berhad, one of Malaysia’s largest conglomerates and a distributor of Malaysia’s domestically manufactured cars. Prior to that, he served as the group chief operating officer at SKS Corporation Sdn Bhd and senior vice president of investments at Khazanah Nasional Berhad. Mr. Feisal holds a bachelor of science in accountancy from the University of Missouri, Columbia in the United States.

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

Weidong Wang has been our independent director since August 2009. He is currently a partner at Dechert LLP.  Prior to that, he worked at DeHeng Law, one of the largest law firms in China, where he practices in the areas of mergers and acquisitions, private equity, corporate finance and corporate governance. He has represented clients in a variety of public and private offerings of equity and debt securities. He has advised clients in a variety of industries, including energy, oil field services, manufacturing and finance. Prior to DeHeng Law, Mr. Wang worked in the corporate and securities group of Sidley Austin in Chicago from 1998 to 2002. Mr. Wang received his Master of Law and Doctor of Jurisprudence from the University of Chicago Law School. He also received a Master of Comparative Law from Brigham Young University Law School. He has been an adjunct professor at the International MBA program of Peking University since 2002 and served as a visiting scholar at Peking University Law School. He published a number of articles in the areas of corporate and securities laws in journals and newspapers.

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

Dennis D. Zhu has been our independent director since November 13, 2007. Since December 2005, Mr. Zhu has been a managing director of Oaktree Capital (Hong Kong) Limited where his major responsibilities include developing and cementing investment opportunities and relationships in Greater China. Mr. Zhu was the chairman of Greater China Operating Committee at JPMorgan Chase from March 2003 to June 2005, and also served with J.P. Morgan Securities (Asia Pacific) Ltd., Beijing representative office from May 2001 to November 2005 as a managing director and from May 1999 to April 2001 as the chief representative. Between 1994 and 1999, Mr. Zhu worked at Credit Suisse First Boston in the Equity Capital Markets and Investment Banking departments as Head of China Businesses. From 1992 to 1994, Mr. Zhu worked at FMC Corporation’s Investment Analysis Department in Chicago. Between 1982 and 1990 Mr. Zhu worked at the PRC Ministry of Finance in Beijing. Mr. Zhu is the independent director and a member of the audit committee of Aluminum Corporation of China Limited, a joint stock limited company based in China principally engaged in mining and production of aluminum and with its shares listed on NYSE (ACH), the Hong Kong Stock Exchange and the Shanghai Stock Exchange. Mr. Zhu is also an independent director of China Forestry Holdings Co., Ltd., a company based in China principally engaged in the management of forests and sales of timber logs with its shares listed on the Hong Kong Stock Exchange. Mr. Zhu obtained an MBA. from the University of Chicago Graduate School of Business in 1993, a master of science degree in economics from the PRC Ministry of Finance Research Institute in Beijing in 1985, and a bachelor degree in economics from the Hebei Institute of Geology in 1982.

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

B.      Compensation of Directors and Executive Officers

Compensation of directors and executive officers

For the year ended December 31, 2012, the aggregate cash compensation that we paid to our executive officers and directors was approximately $2.1 million. No executive officer is entitled to any severance benefits upon termination of his or her employment with our company.

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

Share options

The following paragraphs describe the principal terms of our options.

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

In August 2007, we granted certain of our officers, employees and consultants options to purchase 5,206,000 of our ordinary shares. All of these options expired in August 24, 2012.

C.     Board Practices

Board of directors

Our board of directors consists of seven members. Except for Ms. Yanping Dong, who is Mr. Piao’s wife, there are no family relationships between any of our directors and executive officers. A director is not required to hold any shares in our Company by way of qualification. Our board may exercise all the powers of our company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of our company or of any third party. There are no severance benefits payable to our directors upon termination of their directorships.

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

In 2012, our audit committee held meeting or passed resolutions by unanimous written consent four times.

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

In 2012, our compensation committee held meeting or passed resolutions by unanimous written consent once.

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

In 2012, our corporate governance and nominating committee held meeting or passed resolutions by unanimous written consent once.

Special committee

In December 2011, our board of directors formed a special committee of independent directors consisting of Messrs. Dennis D. Zhu, Weidong Wang and Michael Muhan Liu in response to a non-binding proposal letter from HDS, notifying the board of its interest in acquiring all of our shares in a possible going private transaction. See “Item 4. Information on the Company—A. History and Development of the Company.”

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

Communications with our independent directors

Our board of directors has adopted procedures for all interested parties to directly communicate their concerns or inquiries to our independent directors. All interested parties may make their concerns known to the presiding director Mr. Weidong Wang via paulwang.wsp@gmail.com .

D.     Employees

As of December 31, 2010, 2011 and 2012, we had 4,744, 4,799 and 3,552 full-time employees, respectively. The following table sets forth the number of our full-time employees by area as of December 31, 2012.

As of December 31, 2012
Production	2,013
Technical services	429
Quality assurance	417
Logistics	292
General administration	337
Marketing and sales	64
Total	3,552

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

Shares beneficially owned
	Number	%
Directors and executive officers:
Longhua Piao (1)(6)	104,100,000	51.0
Badrul Feisal bin Abdul Rahim (2)(7)	45,900,000	22.5
Xizhong Xu	*	*
Weidong Wang	—	—
Jing Lu	—	—
Dennis D. Zhu	—	—
Michael Muhan Liu	—	—
Baiqin Yu	*	*
Yi Zhang	*	*
Zongdi Ye	*	*
Choon-Hoi Then	*	*
Rixin Luo	*	*
Yanping Dong (3)	*	*
Jiaxing Liu	*	*
All directors and executive officers as a group (4)	164,748,000	80.4

Principal shareholders:
Expert Master Holdings Limited (5)	104,100,000	50.9
UMW China Ventures (L) Ltd. (6)	45,900,000	22.5
OCM Asia Principal Opportunities Fund, L.P. (7)	14,088,000	6.9

*                                    Upon exercise of all options exercisable within 60 days of the date of this annual report, would beneficially own 1% or less of our ordinary shares.

(1)                            Includes 104,100,000 ordinary shares owned by EMH, which is wholly-owned by Mr. Piao. The business address of Mr. Piao is No. 38 Zhujiang Road, Xinqu, Wuxi, Jiangsu Province, People’s Republic of China.

(2)                            Includes 45,900,000 ordinary shares owned by UMW China Ventures (L) Ltd. Mr. Badrul Feisal bin Abdul Rahim is the executive director of UMW Holdings Berhad “Group”. UMW Holdings Berhad is the ultimate owner of UMW China Ventures (L) Ltd. Mr. Badrul Feisal bin Abdul Rahim disclaims beneficial ownership of all of the shares owned by UMW China Ventures (L) Ltd. The business address of Badrul Feisal bin Abdul Rahim is UMW Holdings Bhd, Jalan Utas 15/7, 40915 Shah Alam, Selangor, Malaysia.

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

A.     Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.     Related Party Transaction

Other transactions among certain shareholders, their predecessors or subsidiaries

Transactions with Mr. Longhua Piao and his affiliates

Wuxi Eastar Co., Ltd., or Wuxi Eastar, is a limited liability company incorporated in China and controlled by Ms. Mengxuan Piao, Mr. Piao’s daughter. Wuxi Eastar acts as an agent for WSP Pipe to export products from China to Thailand, including: (i) raw materials, such as round steel bars, (ii) accessories, (iii) machinery and (iv) pipes. In 2011, we sold OCTG products and materials to Wuxi Eastar in the amount of approximately $12,000. We also purchased equipment and accessories from Wuxi Eastar in the amount of approximately $20.5 million, $6.3 million and $2.8 million for the years ended December 31, 2010, 2011 and 2012, respectively. In 2012, we sold $10.5 million in OCTG products and raw materials to Wuxi Eastar and purchased $20.0 million in raw materials from Wuxi Eastar.

In 2012, WSP Pipe purchased approximately $19.7 million in raw materials, accessories, machinery and pipes from Wuxi Eastar. These purchases of raw materials and pipes from Wuxi Eastar were $17.2 million, at prices inclusive of VAT, and Wuxi Eastar retained the VAT export rebate of up to 13% of the purchase price that we were entitled in connection with acting as our agent (which includes certain expenses paid on behalf of the Company, such as logistics, export and financing expenses). The excess of the VAT export rebate, if any, over the expenses as indicated above was kept by Wuxi Eastar as profit. The purchases of accessories and machinery from Wuxi Eastar were $2.5 million, at prices exclusive of VAT with a markup of 3% charged by Wuxi Eastar.

Based on a building lease agreement dated June 19, 2006 and subsequently amended, WSP China has rented from Wuxi Longhua a piece of land and certain buildings located in Wuxi, China for production and storing purposes, for which we paid $805,000, $844,000 and $119,000 in 2010, 2011 and 2012, respectively. The lease initially expired on August 31, 2009, and has been renewed for one-year terms, with the latest expiration date being December 31, 2013.

In 2011, for financing purposes, we utilized our credit facilities by issuing certain bank and commercial acceptance notes to Wuxi Longhua for its presentation to certain PRC banks for discounting and payment before the notes’s maturity dates, and the excess amount obtained through these notes were refunded by Wuxi Longhua to us. In view of the purpose and nature of the transactions, we accounted for them as financing transactions with the banks in our financial statements. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Bill financing.”

Quanhua Material, a company controlled by Mr. Quanhua Piao, Mr. Piao’s brother, has been providing logistics services to us during the years ended December 31, 2010, 2011 and 2012, for which we paid fees of approximately $1.1 million, $1.7 million and $1.7 million, respectively. On January 5, 2007, we entered into a Logistics Framework Agreement with Quanhua Material for the supply of logistics services at fees to be negotiated by the parties. This agreement initially expired on December 31, 2009 and is renewed every year for a one-year term, with the latest expiration date being December 31, 2013.

Xuyi Aihua Oil Pipe Anticorrosive Product Co., Ltd., or Xuyi Aihua, a company controlled by Mr. Quanhua Piao, has been providing chemical products, such as paint, to us since January 2007. In 2010, 2011 and 2012, we paid approximately $2.1 million, $3.1 million and $2.7 million, respectively, in fees based on prices negotiated between Xuyi Aihua and us. We expect to continue to purchase products from Xuyi Aihua in the future.

Wuxi Bright Wanbang Oil & Gas Anticorrosion Co., Ltd., or Wuxi Wanbang, an investee company in which we hold a 29% equity interest, provided certain anticorrosion services and raw materials to us, which amounted to $3.3 million, $6.4 million and $3.7 million in fees for the years ended December 31, 2010, 2011 and 2012. In addition, Wuxi Wanbang purchased raw materials and equipment from us, which amounted to approximately $2.3 million, $3.4 million and $0.9 million for the years ended December 31, 2010, 2011 and 2012, respectively.

In 2009, we provided a prepayment in the amount of $3.0 million to WSP Pipe for purchase of raw materials. In February 2010, we, through FSHL, acquired WSP Pipe from Mr. Piao with a nominal considerations and the prepaid amount of $3.0 million was treated as the consideration for the transfer of the equity interest in WSP Pipe.

On January 26, 2011, Mr. Piao, along with another subsidiary of our company, entered into guarantees in favor of Bangkok Bank, in consideration of Bangkok Bank’s granting of credit and other banking facilities to WSP Pipe in an aggregate principal sum of Baht 705,000,000 and $63,000,000 (the “Bangkok Loan”). Pursuant to this guarantee, Mr. Piao has guaranteed the payment obligations of WSP Pipe for the indebtedness of WSP Pipe when due under the Bangkok Loan together with the interest accrued thereon and related fees and charges.

As of December 31, 2012, WSP Holdings and Houston OCTG provided guarantees for loans and facilities totaling $69.0 million held by WSP Pipe. WSP China provided guarantees for loans and facilities totaling $241.9 million, including $233.0 million in loans and facilities held by affiliates. Mr. Longhua Piao, our chairman and chief executive officer, provided guarantees for loans and facilities totaling $185.5 million, including $180.7 million in loans and facilities held by affiliates.

Other related party transactions

Liaoning Daxing Steel Pipes Co., Ltd and related companies, or Liaoning Daxing Group, is a group of companies which holds a 30% equity interest in Liaoyang Seamless through Liaoning Pipe. In 2010, 2011 and 2012, Liaoning Daxing Group provided transportation services to us for approximately $176,000, $528,000 and $225,000, respectively. We purchased electricity power supply from Liaoning Daxing Group for approximately $127,000 in 2010. We also rented vehicles from Liaoning Daxing Group for approximately $23,000, $41,000 and nil for the years ended December 31, 2010, 2011 and 2012, respectively. In 2010, we purchased plant premises from Liaoning Daxing Group for approximately $4.2 million. In 2011, we purchased a motor vehicle from and sold a motor vehicle to Liaoning Daxing Group for approximately $16,000 and $30,000, respectively. In January 2013, Songyuan Seamless entered into an equity transfer agreement with Liaoning Pipe to acquire all of Liaoning Pipe’s 30% equity interest in Liaoyang Seamless for total consideration of RMB49.0 million ($7.9 million). We funded the consideration by selling certain assets of Liaoyang Seamless to Liaoning Pipe, which we will rent back from Liaoning Pipe to continue Liaoyang Seamless’s operations.

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

In 2011, we sold $19,000 of waste materials to Liaoning Daxing Group.

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

In May 2010, Chesapeake Energy Corporation and certain other parties, as the plaintiffs, brought a lawsuit against WSP China and certain other parties in the District Court of Desoto Parish, Louisiana, alleging that WSP China supplied a defective casing pipe, which caused a failed operation in an oil and gas well. We intend to vigorously defend ourselves against the claims. The plaintiffs claimed total damages in the amount of approximately $15.0 million. The trial date for this case has not been set. In connection with this case, certain landowners who were affected by the failed oil and gas well operation mentioned above filed a lawsuit against Chesapeake Energy Corporation in the District Court of Desoto Parish, Louisiana in November 2009. Such landowners claimed damages up to $50,000 for each of them and their minor children in a group of 36 individuals. In May 2010, the landowners amended the petition to name WSP China as a co-defendant in the lawsuit. In October 2012, the case was settled for $13,300.

In connection with a lawsuit brought by Mewbourne Oil Company against Trident Steel Corporation for selling defective casing pipes, in August 2010, Trident Steel Corporation filed a third-party petition against Minmetals, Inc. and WSP China in the District Court of Lipscomb County, Texas, stating that it fulfilled the Mewbourne Oil Company’s purchase order using the casing pipes manufactured by Minmetals, Inc. and WSP China. We have had settlement discussions regarding this lawsuit, but Mewbourne Oil Company’s settlement demands have been in excess of $2 million. The trial date for this case has been set for December 2, 2013.

In March 2011, Cimarex Energy Co. filed a lawsuit against us, WSP China, Houston OCTG and other defendants in Nueces County, Texas, seeking total damages in the amount of $11.0 million resulting from defects in casing pipes provided by us. In March 2012, this case was settled for $5.0 million.

In 2011, 2012 and 2013, a number of our suppliers filed lawsuits against our subsidiaries Wuxi Seamless, Bazhou Seamless and Mengfeng seeking past due payments for raw materials and services that we have purchased from them and additional damages. The total of these past due amounts and damages is estimated to be approximately RMB86.0 million ($14.0 million), of which RMB17.1 million ($2.8 million) have already been settled. As a result of these claims and lawsuits, certain of our bank accounts and assets were frozen by court order.

In August 2013, Energy Holdings, Inc. and Texas Energy Operations, LC brought a lawsuit against WSP Holdings, WSP China, Houston OCTG, J&B Tubular Pipe Supply, Inc., Texas Tubular Sales, LP, and National Oilwell Varco, LP d/b/a NOV Tuboscope in a district court in Dallas County, Texas. Plaintiffs brought suit against defendants for improper manufacture, sales and ultimate failure of oil and gas well casing that the plaintiffs installed in the Gibbons #1 well in Jackson County, Oklahoma. Substantial discovery will take place in 2014 and the potential liability will be assessable as the discovery in the case proceeds.

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

The following table sets forth the high and low trading prices of our ADSs for the period indicated:

	Trading Price
	High	Low
Annual High and Low
2008	46.20	18.25
2009	37.50	11.15
2010	17.40	5.00
2011	8.35	1.05
2012	2.47	1.03
Quarterly High and Low
First Quarter 2011	7.30	5.80
Second Quarter 2011	8.35	3.70
Third Quarter 2011	4.55	1.62
Fourth Quarter 2011	3.00	1.05
First Quarter 2012	2.47	1.80
Second Quarter 2012	1.98	1.03
Third Quarter 2012	2.35	1.30
Fourth Quarter 2012	1.95	1.40
First Quarter 2013	3.10	1.26
Second Quarter 2013	3.10	3.01
Third Quarter 2013	3.09	1.61
Monthly High and Low
May 2013	3.10	3.03
June 2013	3.09	3.01
July 2013	3.09	2.90
August 2013	3.00	1.61
September 2013	2.75	1.95
October 2013	2.27	2.00
November 2013 (through November 12, 2013)	2.49	2.09

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

Board of Directors

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Board of directors.”

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

D.     Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on foreign currency exchange” and “— Regulations on dividend distribution.”

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

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends may be taxed as qualified dividend income at the lower applicable capital gains rate provided that specified conditions are satisfied, including (1) the ADSs or ordinary shares, as applicable, are readily tradable on an established securities market in the United States, (2) we are not a passive foreign investment company (as discussed below) with respect to the U.S. Holder for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) such holder meets specified holding period and other requirements. We expect the ADSs will continue to be listed on the New York Stock Exchange, and if so, the ADSs will be treated as readily tradable on an established securities market in the United States for purposes of clause (1). You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares, as well as the effects of any change in applicable law after the date of this annual report.

Dividends generally will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced applicable rate divided by the highest rate of tax normally applicable to dividends. PRC taxes withheld from dividends on the ADSs or ordinary shares at a rate not exceeding the rate provided for in the treaty between China and the United States will be creditable against your US federal income tax liability, subject to applicable restrictions and limitations that may vary depending upon your individual circumstances. Instead of claiming a credit, you generally may elect to deduct such PRC taxes in computing your taxable income, subject to generally applicable limitations. Such election would then apply to all of your applicable foreign taxes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the ADSs or ordinary shares will generally constitute “passive category income” but could, in the case of some U.S. Holders, constitute “general category income.” The rules governing foreign tax credits are complex. Therefore, you should consult you own tax advisors regarding the availability of foreign tax credits in your particular circumstances.

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

Passive foreign investment company

Based on the market price of our ADSs, the value of our assets, and the composition of our income and assets, we do not believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2012. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the U.S. Internal Revenue Service will not take a contrary position. A non-U.S. corporation is considered a PFIC for U.S. federal income tax purposes, for any taxable year if either:

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

We must make a separate determination each year as to whether we are a PFIC. As a result, it is possible that our PFIC status will change in the current taxable year ending December 31, 2013, or a future taxable year. The relative percentage of our passive income compared to our active income has varied significantly year to year, including as a result of decreases in our gross profit from the sales of goods as a percentage of our gross income. For purposes of the income test, our gross income from the sales of goods is generally reduced by our cost of goods sold. Therefore, for example, if our cost of goods sold were to increase without an offsetting increase in our revenues from the sale of the related goods, or if our revenues decrease without an offsetting decrease in our cost of goods sold, we may become a PFIC under the income test. In addition, because the total value of our assets for purposes of the asset test generally will be calculated using the market price of our ADSs and ordinary shares, our PFIC status will depend in part on the market price of our ADSs and ordinary shares. Accordingly, it is possible that fluctuations in the market price of the ADSs and ordinary shares will result in our being a PFIC for any year. If we are a PFIC for any year during which you hold ADSs or ordinary shares, you generally will continue to be required to treat us as a PFIC for all succeeding years during which you hold such ADSs or ordinary shares. In addition, if we are a PFIC for any taxable year and any of our foreign subsidiaries is also a PFIC, a U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the subsidiary PFIC for purposes of the rules governing PFICs. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

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

Inflation

According to the National Bureau of Statistics of China, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 3.2% in 2010, 5.4% in 2011 and 2.6% in 2012. Inflation in China has not materially impacted our results of operations in recent years, but we can provide no assurance that we will not be affected in the future.

Interest rate risk

Our exposure to interest rate risk primarily relates to the interest rates for our outstanding debt and the interest income generated by excess cash invested in liquid investments with original maturities of three months or less. As of December 31, 2012, we had short-term and long-term bank loans in the amount of $787.0 million and $15.9 million, respectively. Our short-term bank loans and long-term borrowings are subject to floating interest rates. As of December 31, 2012, our total borrowings amounted to $802.9 million with interest rates varying from 3.0% to 12.0% for the year ended December 31, 2012. Assuming the principal amount of the outstanding bank borrowings remains approximately the same as of December 31, 2012, a 1% increase in each applicable interest rate would add approximately $8.0 million to our interest expenses for the year ended December 31, 2012. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates.

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

On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy caused the Renminbi to appreciate approximately 21.5% against the U.S. dollar over the following three years. From July 2008 until June 2010, however, the Renminbi traded stably within a narrow range against the U.S. dollar. On June 20, 2010, the People’s Bank of China announced that the PRC government would reform the Renminbi exchange rate regime and increase the flexibility of the exchange rate. Between June 20, 2010 and December 31, 2012, the Renminbi appreciated by approximately 9.1% against the U.S. dollar.  It is difficult to predict how long the current situation may last and when and how it may change again.

Because a substantial portion of our costs and expenses is denominated in Renminbi, a resumption of the appreciation of the Renminbi against the U.S. dollar would further increase our costs in U.S. dollar terms. In addition, as we rely entirely on dividends paid to us by our operating subsidiaries in China, any significant depreciation of the Renminbi against the U.S. dollar may have a material adverse effect on our revenues and financial condition, and the value of, and any dividends payable on, our ordinary shares. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our common shares or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. The Renminbi appreciated by approximately 1.0% against the U.S. dollar in 2012. Based on the amount of our U.S. dollar-denominated financial assets as of December 31, 2012, a 10% decrease in the exchange rate of the U.S. dollar against the Renminbi would have resulted in a decrease of approximately $12.3 million in the value of our U.S. dollar-denominated financial assets at December 31, 2012.

We have been monitoring and managing our foreign exchange exposure as an integral part of our overall risk management program. We maintain a foreign currency risk management strategy that uses forward contracts to limit the effects of foreign exchange rate fluctuations on financial results, when necessary. For instance, in July 2008, we entered into a series of monthly forward foreign exchange contracts with Standard Chartered Bank (China) Limited, pursuant to which Standard Chartered Bank agreed to purchase from WSP China a total of $120.0 million in U.S. dollar in exchange for certain amount of RMB at a fixed exchange rate. We settled these contracts in 2009 and have not entered into any new contracts. In accordance with ASC 815-10, “Derivatives and Hedging”, we apply the marked-to-market rules and recognize gains or losses resulted from changes in the fair value of the forward contracts in the consolidated statements of operations. See also “Item 3. Key Information—D. Risk Factors—Risks related to doing business in China—Fluctuations in exchange rates could adversely affect our business as well as result in foreign currency exchange losses.”

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

Fees payable to and from the depositary

Prior to 2012, our depositary reimbursed us certain expenses we incurred that were related to establishment and maintenance of the ADR program, including investor relations expenses and exchange application and listing fees. The depositary deducted the reimbursed expenses from the amount of fees payable to us, which we record as other income. We received from the depositary reimbursement of $692,000, nil and nil for the years ended December 31, 2010, 2011 and 2012, respectively, for certain reasonable expenses related to our ADS program. In February 2012, as a result of change in the ratio of our ADSs to ordinary shares from one ADS representing two ordinary shares to one ADS representing ten ordinary shares, we agree to pay our depositary annual service fees going forward and an aggregate of $2.2 million in installments for reimbursements we received from the depositary in the past. In 2012, we paid $200,000 million in service fees to our depositary.

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

Our management has conducted an assessment, including testing of the design and the effectiveness of our internal control over financial reporting as of December 31, 2012. In making its assessment, management used the criteria in “Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.” Based on this evaluation, our chief executive officer and chief financial officer concluded that our internal control over financial reporting was not effective due to three material weaknesses, as defined by Auditing Standard 5, “An Audit of Internal Control Over Financial Reporting That Is Integrated with An Audit of Financial Statements.” See “Item 15. Control and Procedures.” The material weaknesses identified were:

•                  inadequate procedures for approving related party transactions, including lack of information provided to the audit committee for approval before the transactions occurred and certain related party transactions were reported to the board of directors only after they had occurred;

•                  due to the need to obtain bank financing, bill financing transactions and increased bills payable in intragroup transactions without physical delivery of the underlying goods occurred without following proper approval and other procedures and, such transactions may not be in compliance with relevant PRC laws and regulations;

•                  inadequate logistical controls and procedures to ensure accurate shipment of goods; and

•                  insufficient skilled resources available for the purposes of financial reporting and internal audit.

We have designed certain control measures for implementation to address certain of these material weaknesses and will continue to monitor the status of implementation to ensure that these control procedures are operating effectively. We are in the process of implementing measures to address these material weaknesses. For example, we have provided supplemental information about the related party transactions to the audit committee and are in the process of ensuring future related party transactions will be timely and accurately reported. We have arranged for the shipment of these products back to Thailand. We will also strengthen our resources by recruiting more accounting personnel with sufficient experience and qualification and by enhancing training provided to our staff for the purposes of financial reporting and internal audit.

Changes in internal controls over financial reporting

There were no adverse changes in our internal controls over financial reporting that occurred during the year ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

Item 16B.                                         CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officer, chief financial officer, chief operating officer, chief technology officer, vice presidents and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as Exhibit 99.1 to our registration statement on Form F-1 (File No. 333-147351) filed with the SEC on November 13, 2007 and posted the code on our website http://www.wsphl.com. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

Item 16C.                                         PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte Touche Tohmatsu CPA Ltd., or DTTC, audited our financial statements for the year ended December 31, 2010. We changed our independent auditor for the year ended December 31, 2011 from DTTC to MaloneBailey LLP, or MB. The change was driven by fee considerations as part of our recent cost reduction measures and approved by our audit committee and the board of directors, and further approved by our shareholders on December 23, 2011.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by DTTC and MB, for the periods indicated.

(in thousands)	2010	2011	2012
Audit fees (1)	$1,626	$1,279	$1,250
Audit-related fees	—	—	—
Tax-related fees (2)	$15	$—	—

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

Item 16D.                                         EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

Item 16E.                                         PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The table below is a summary of the shares repurchased by us as of the date of this annual report. All shares were purchased in the open market.

Period	Total Number of ADSs (1) Purchased	Average Price Paid per ADS (1)	Total Number of ADSs Purchased as Part of Publicly Announced Plan (2)	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Plan (2)
March 1, 2010 to March 31, 2010	14,220	$13.67	14,220	$9,803,415.90
April 1, 2010 to April 30, 2010	127,237	$14.02	127,237	$8,196,597.03
Total	141,457	$13.99	141,457	$8,196,597.03

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

None.

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

Item 19.                                                  EXHIBITS

1.1

Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 1.1 of our Annual Report on Form 20-F/A (File No. 001-33840), filed with the Securities and Exchange Commission on June 30, 2008)

2.1

Registrant’s specimen American depositary receipt (included in Exhibit 2.3) (incorporated by reference to Exhibit 4.3 of Amendment No. 1 to our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 20, 2007)

2.2

Registrant’s specimen certificate for ordinary shares (incorporated by reference to Exhibit 4.2 of our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 13, 2007)

2.3

Deposit Agreement, dated as of December 6, 2007, among the Registrant, the depositary and holder of the American depositary receipts (incorporated by reference to Exhibit 4.3 of Amendment No. 1 to our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 20, 2007)

4.1

2007 Share Incentive Plan (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 13, 2007)

4.2

Form of Employment Agreement between the Registrant and a Senior Executive Officer of the Registrant (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 13, 2007)

4.3

English translation of Framework Agreement, dated January 5, 2007, between Wuxi Seamless Oil Pipes Company Limited and Wuxi Aihua Chemical Industry Co., Ltd. (incorporated by reference to Exhibit 10.20 of our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 13, 2007)

4.4

English translation of Asset Transfer Agreement, dated January 31, 2007, between Wuxi Seamless Oil Pipes Company Limited and Hailong Drill Pipe (Wuxi) Co., Ltd. (incorporated by reference to Exhibit 10.21 of our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 13, 2007)

4.5

English translation of Joint Venture Agreement, dated March 27, 2008, between First Space Holdings Limited and Liaoning Steel Pipe Co., Ltd. (incorporated by reference to Exhibit 4.39 of our Annual Report on Form 20-F (File No. 001-33840), filed with the Securities and Exchange Commission on June 12, 2008)

4.6

English translation of Equity Transfer Agreement, dated July 24, 2008, between Hebei Bishi Industry Group Co., Ltd. and Wuxi Seamless Oil Pipes Co., Ltd. regarding Inner Mongolia Tuoketuo County Mengfeng Special Steel Co., Ltd. (incorporated by reference to Exhibit 4.20 of our Annual Report on Form 20-F (File No. 001-33840), filed with the Securities and Exchange Commission on May 5, 2009)

4.7

English translation of the Syndicated Line of Credit and Loan Agreement, dated August 29, 2011, between Wuxi Seamless Oil Pipes Co. Ltd. and Bank of China, Agricultural Bank of China as lead banks and six other participating commercial banks (incorporated by reference to Exhibit 4.11 of our Annual Report on Form 20-F (File No. 001-33840), filed with the Securities and Exchange Commission on September 14, 2011)

4.8

English translation of the Shares Sale and Purchase Agreement, dated January 17, 2012, between Wuxi Seamless Oil Pipes Co. Ltd. and Liming Zhou (incorporated by reference to Exhibit 4.8 of our Annual Report on Form 20-F (File No. 001-33840), filed with the Securities and Exchange Commission on April 30, 2012)

4.9

Guarantee, dated January 26, 2011, between Longhua Piao and Bangkok Bank Public Company Limited (incorporated by reference to Exhibit 4.8 of our Annual Report on Form 20-F (File No. 001-33840), filed with the Securities and Exchange Commission on April 30, 2012)

4.10

Letter dated April 30, 2012 from Deloitte Touche Tohmatsu CPA Ltd. (incorporated by reference to Exhibit 4.8 of our Annual Report on Form 20-F (File No. 001-33840), filed with the Securities and Exchange Commission on April 30, 2012)

4.11

Agreement and Plan of Merger, dated as of February 21, 2013, by and among WSP OCTG GROUP Ltd., JM OCTG GROUP Ltd. and WSP Holdings Limited (incorporated by reference to Exhibit (d)-(1) of our Schedule 13E-3 (File No. 005-83618), filed with the Securities and Exchange Commission on March 19, 2013)

4.12

Limited Guarantee, dated as of February 21, 2013, by H.D.S. Investment LLC in favor of WSP Holdings Limited (incorporated by reference to Exhibit (d)-(5) of our Schedule 13E-3 (File No. 005-83618), filed with the Securities and Exchange Commission on March 19, 2013)

4.13*	English Translation of Debt Waiver Agreement, dated January 17, 2012, between Wuxi Seamless Oil Pipes Co. Ltd., Chaoyang Seamless Oil Steel Casting Pipes Co., Ltd. and Zhou Liming

4.14*	English Translation of Debt Waiver Agreement, dated May 15, 2013, between Bazhou Seamless Oil Pipes Co., Ltd., Chaoyang Seamless Oil Steel Casting Pipes Co., Ltd. and Zhou Liming

4.15*	English Translation of Guarantee, dated May 15, 2013, between Dong Jianyong and Bazhou Seamless Oil Pipes Co., Ltd.

4.16*	English Translation of Debt Waiver Agreement, dated May 15, 2013, between Liaoyang Seamless Oil Pipes Co., Ltd., Chaoyang Seamless Oil Steel Casting Pipes Co., Ltd. and Zhou Liming

4.17*	English Translation of Guarantee, dated May 15, 2013, between Dong Jianyong and Liaoyang Seamless Oil Pipes Co., Ltd.

8.1*	Subsidiaries of the Registrant.

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (File No. 333-147351), filed with the Securities and Exchange Commission on November 13, 2007).

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

15.2*	Consent of MaloneBailey, LLP

101.INS**	XBRL Instance Document

101.SCH**	XBRL Taxonomy Extension Schema Document

101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB**	XBRL Taxonomy Extension Label Linkbase Document

101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document

* Filed with this Annual Report on Form 20-F

** XBRL (eXtensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WSP Holdings Limited

By:	/s/ Longhua Piao
Name: Longhua Piao
Title: Chairman and Chief Executive Officer

Date:November 15, 2013

WSP HOLDINGS LIMITED

WSP HOLDINGS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

WSP Holdings Limited

We have audited the accompanying consolidated balance sheets of WSP Holdings Limited and its subsidiaries (collectively, the “Company”) as of December 31, 2011 and 2012 and the related consolidated statements of operations, comprehensive income, changes in stockholders’ equity, and cash flows for the years then ended. We have also audited the condensed parent company financial statements for the years ended December 31, 2011 and 2012 included in Schedule I. These consolidated financial statements and condensed parent company financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and the condensed parent company financial statements based on our audit.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2011 and 2012, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related parent company financial statements included in Schedule I, when considered in relation to the consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

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

We also have audited the adjustments to the financial statements and parent company financial statements included in Schedule I for the years ended December 31, 2010 and 2011, respectively, to retrospectively apply the change in accounting for the presentation of comprehensive income, as described in Note 2(cc) to the consolidated financial statements. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the financial statements and parent company financial statements included in Schedule I of the Company for the year ended December 31, 2010, other than those adjustments, and, accordingly, we do not express an opinion or any other form of assurance on the 2010 financial statements or financial statement schedule taken as a whole.

/s/ MaloneBailey, LLP
www.malonebailey.com
Houston, Texas
November 15, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF WSP HOLDINGS LIMITED

We have audited, before the effects of the adjustments to retrospectively apply the change in the presentation of comprehensive income described in Note 2(cc), the accompanying consolidated statements of operations, changes in equity and cash flows of WSP Holdings Limited and its subsidiaries (the “Company”) for the year ended December 31, 2010 and the related financial statement schedule included in Schedule I. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements, before the effects of the adjustments to retrospectively apply the change in the presentation of comprehensive income described in Note 2(cc), present fairly, in all material respects, the results of the Company’s operations and the Company’s cash flows for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to such consolidated financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the change in the presentation of comprehensive income described in Note 2(cc) and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by MaloneBailey, LLP.

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

/s/ Deloitte Touche Tohmatsu CPA Ltd.

Beijing, the People’s Republic of China

September 14, 2011

WSP HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(In U.S. dollar thousands, except for share and share-related data)

	As of December 31, 2011	As of December 31, 2012
Assets
Current assets:
Cash and cash equivalents	$27,742	$26,105
Restricted cash	249,812	206,802
Term deposit	286	318
Accounts and bills receivable, net of allowance for doubtful accounts of $22,593 and $22,762 in 2011 and 2012, respectively	260,139	217,030
Advances to suppliers	19,229	25,866
Inventories, net	242,240	205,229
Prepaid lease payments for land use rights, current	761	809
Income taxes receivable	763	562
Prepaid expenses and other current assets	40,336	42,322
Amounts due from related parties	148	2,294
Assets held for sale	20,314	—
Deferred income tax assets	4,792	5,094
Total current assets	866,562	732,431
Property, plant and equipment, net	653,783	597,619
Intangible assets, net	108	96
Prepaid lease payments for land use rights, non-current	32,957	34,221
Deposits for acquisition of property, plant and equipment	4,070	5,442
Equity-method investment	817	863
Deferred income tax assets, non-current	12,819	19,650
Total assets	$1,571,116	$1,390,322

WSP HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS — continued

(In U.S. dollar thousands, except for share and share-related data)

	As of December 31, 2011	As of December 31, 2012
Liabilities and equity
Current liabilities:
Accounts payable	$307,740	$332,017
Advances from customers	6,825	3,470
Amounts due to related parties	17,939	3,740
Accrued expenses and other current liabilities	88,377	76,783
Income taxes payable	424	491
Borrowings — due within one year	773,541	786,987
Product warranty	2,595	2,484
Liabilities held for sale	47,559	—
Total current liabilities	1,245,000	1,205,972
Borrowings — due after one year	79,354	15,910
Deferred income tax liabilities, non-current	2,617	2,491
Unrecognized tax benefits	12,763	13,555
Total liabilities	1,339,734	1,237,928

Equity:
WSP Holdings Limited shareholders’ equity:
Share capital (Ordinary shares $0.0001 par value,500,000,000 shares authorized, 204,375,226 shares issued and outstanding as of December 31, 2011 and 2012)	20	20
Additional paid-in capital	255,312	255,312
Statutory non-distributable reserves	37,119	37,119
Retained earnings	(98,691)	(182,876)
Accumulated other comprehensive income	40,113	41,579
Total WSP Holdings Limited shareholders’ equity	233,873	151,154
Non-controlling interests	(2,491)	1,240
Total equity	231,382	152,394
Total liabilities and equity	$1,571,116	$1,390,322

The accompanying notes are an integral part of these consolidated financial statements.

WSP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. dollar thousands, except for share and share-related data)

	Year ended
	December 31, 2010	December 31, 2011	December 31, 2012
Net revenues	$470,465	$686,125	$561,297
Cost of revenues	(467,400)	(637,615)	(536,823)
Gross profit	3,065	48,510	24,474
Selling and marketing expenses	(20,841)	(34,486)	(17,192)
General and administrative expenses	(67,008)	(61,774)	(78,146)
Impairment on long-lived assets	(17,055)	—	—
Gain on disposal of subsidiary	—	3,268	2,512
Other operating income, net	5,446	2,777	6,190
Loss from operations	(96,393)	(41,705)	(62,162)
Other income (expenses)
Interest income	3,440	4,348	6,686
Interest expense	(29,483)	(34,957)	(43,310)
Other income	767	767	64
Exchange differences	(1,484)	(5,144)	2,676
Loss before provision for income taxes	(123,153)	(76,691)	(96,046)
Benefit from (provision for) income taxes	(9,388)	(99)	6,131
Net loss before earnings in equity investments	(132,541)	(76,790)	(89,915)
Earnings (loss) in equity investments	(211)	(10)	44
Net loss	(132,752)	(76,800)	(89,871)
Less: Net loss attributable to non-controlling interests	13,989	8,320	5,686
Net loss attributable to WSP Holdings Limited	$(118,763)	$(68,480)	$(84,185)

Loss attributable to WSP Holdings
Limited per share
Basic	$(0.58)	$(0.34)	$(0.41)
Diluted	$(0.58)	$(0.34)	$(0.41)

Weighted average ordinary shares used in the computation of loss per share:
Basic	204,771,144	204,375,226	204,375,226
Diluted	204,771,144	204,375,226	204,375,226

The accompanying notes are an integral part of these consolidated financial statements.

WSP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In U.S. dollar thousands, except for share and share-related data)

	Year ended
	December 31, 2010	December 31, 2011	December 31, 2012
Net loss	(132,752)	(76,800)	(89,871)
Other comprehensive income (loss)
Foreign currency translation adjustments	6,695	5,407	1,458
Comprehensive loss	(126,057)	(71,393)	(88,413)
Comprehensive loss attributable to non-controlling interests	14,350	8,235	5,694
Comprehensive loss attributable to WSP Holdings Limited	$(111,707)	$(63,158)	$(82,719)

The accompanying notes are an integral part of these consolidated financial statements.

WSP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In U.S. dollar thousands, except for share and share-related data)

	WSP Holdings Limited Shareholders
	Ordinary share		Additional paid-in	Statutory non- distributable	Retained	Accumulated other comprehensive	Total WSP Holdings Limited’s shareholders’	Non-controlling	Total
	Shares	Amount	capital	reserves	earnings	income	equity	interests	equity
Balance as of January 1, 2010	205,789,800	$21	$257,311	$37,119	$88,552	$27,735	$410,738	$23,574	$434,312
Repurchase of ordinary shares	(1,414,574)	(1)	(1,999)	—	—	—	(2,000)	—	(2,000)
Net loss	—	—	—	—	(118,763)	—	(118,763)	(13,989)	(132,752)
Disposal of subsidiary	—	—	—	—	—	—	—	(3,480)	(3,480)
Foreign currency translation adjustment	—	—	—	—	—	7,056	7,056	(361)	6,695
Balance as of December 31, 2010	204,375,226	$20	$255,312	$37,119	$(30,211)	$34,791	$297,031	$5,744	$302,775
Net loss	—	—	—	—	(68,480)	—	(68,480)	(8,320)	(76,800)
Foreign currency translation adjustment	—	—	—	—	—	5,322	5,322	85	5,407
Balance as of December 31, 2011	204,375,226	$20	$255,312	$37,119	$(98,691)	$40,113	$233,873	$(2,491)	$231,382
Net loss	—	—	—	—	$(84,185)	—	$(84,185)	$(5,686)	$(89,871)
Disposal of Chaoyang	—	—	—	—	—	—	—	9,425	9,425
Foreign currency translation adjustment	—	—	—	—	—	$1,466	$1,466	$(8)	$1,458
Balance as of December 31, 2012	204,375,226	$20	$255,312	$37,119	$(182,876)	$41,579	$151,154	$1,240	$152,394

The accompanying notes are an integral part of these consolidated financial statements.

WSP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollar thousands, except for share and share-related data)

	Year ended
	December 31, 2010	December 31, 2011	December 31, 2012
Cash flows from operating activities:
Net loss	$(132,752)	$(76,800)	$(89,871)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation of property, plant and equipment	34,094	38,912	48,409
Amortization of prepaid lease payments for land use rights	853	749	814
Amortization of acquired intangible assets	182	28	13
Allowance for doubtful accounts	10,249	978	46
Product warranty provided	425	4,013	5,449
Loss on disposal of property and equipment	(885)	129	4,534
Loss (earnings) in equity investments	211	10	(44)
Gain on disposal of subsidiary	—	(3,268)	(2,512)
Exchange loss from foreign currency denominated loan	—	1,351	(1,927)
Fair value change of consideration payable in connection with acquisition of Mengfeng	71	121	6
Impairment on long-lived assets	17,055	—	—
Changes in assets and liabilities:
Accounts and bills receivable	826	(49,775)	54,612
Advances to suppliers	6,913	(3,313)	(6,567)
Amounts due from related parties	5,953	244	(2,136)
Inventories, net	32,455	(7,433)	37,894
Land use rights	(3,877)	—	—
Prepaid expenses and other current assets	(15,322)	(4,863)	2,853
Accounts payable	8,615	139,629	(6,833)
Amounts due to related parties	(453)	29,664	(14,191)
Advances from customers	(7,392)	1,206	(3,358)
Deferred income taxes	(1,307)	(4,195)	(7,205)
Income taxes payable	259	(309)	67
Income taxes receivable	6,258	363	202
Other payables and accrued expenses	26,216	(5,141)	(12,229)
Product warranty	(45)	(2,453)	(5,566)
Unrecognized tax benefits	6,256	944	792
Net cash provided by (used in) operating activities	(5,142)	60,791	3,252
Cash flows from investing activities:
(Increase) decrease in restricted cash	68,187	(104,035)	47,717
Decrease (increase) in term deposit	(189)	17	(32)
Purchase of property, plant and equipment	(139,283)	(93,394)	(39,048)
Net proceeds from disposal of subsidiary	—	9,831	—
Proceeds from disposal of property and equipment	—	14	38,640
Purchase of intangible assets	(119)	—	—
Net proceeds from disposal of subsidiary - Chaoyang	—	—	(18)
Net cash provided by (used in) investing activities	(71,404)	(187,567)	47,259

The accompanying notes are an integral part of these consolidated financial statements.

WSP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS — continued

(In U.S. dollar thousands, except for share and share-related data)

	Year ended
	December 31, 2010	December 31, 2011	December 31, 2012
Cash flows from financing activities:
Proceeds from short-term loans	742,566	913,017	809,433
Proceeds from long-term loans	66,179	169,785	—
Repayment of other advances	(5,060)	—	—
Repayment of short-term loans	(765,519)	(921,280)	(819,712)
Repayment of long-term loans	(28,215)	(63,944)	(34,992)
Payment for deferred consideration payable for acquisition of Mengfeng	(17,727)	—	—
Repurchase of ordinary shares	(2,000)	—	—
Net cash provided by (used in) financing activities	(9,776)	97,578	(45,271)
Effect of foreign exchange rate changes on cash and cash equivalents	1,760	8,270	(6,895)
Net decrease in cash and cash equivalents	(84,562)	(20,928)	(1,655)
Cash and cash equivalents at beginning of the year	133,250	48,688	27,742
Add (less): Cash and cash equivalents at end of period included in assets held for sale	—	(18)	18
Cash and cash equivalents at end of the year	$48,688	$27,742	$26,105
Supplemental cash flow information:
Non-cash investing and financing activities:
Nonmonetary transaction in relation to disposal of Jiangsu Fanli (Note 4)	13,913	—	—
Liabilities assumed in connection with purchase of property, plant and equipment on credit term	38,741	39,289	36,724
Increase in restricted cash related to disposal of assets held at escrow account	—	—	4,300
Supplemental cash flow information:
Interest paid	37,308	34,590	56,124
Income taxes paid	2,242	309	24
Income taxes refunded	(4,413)	—	—

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

As of December 31, 2012, the Company’s subsidiaries are as follows:

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

WSP China was established in the PRC on November 17, 1999. Through a series of recapitalization and reorganization, WSP China was ultimately owned by WSP Holdings, which in turn owned by Expert Master Holdings Limited, an entity controlled by Mr. Longhua Piao, (“Mr. Piao”), a PRC citizen and UMW China Ventures (L) Ltd., an entity controlled by UMW Holdings Berhad (“UMW”), a company incorporated in Malaysia.

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

Since 2009 the Company experienced a significant decline in sales to the United States of America due to anti-dumping and countervailing duty on seamless pipes made in China, imposed by the United States government as set out in Note 28(c). In 2012, products sold to the United States of America accounted for 9.3% of the Company’s net revenues, compared to 9.7% and 6.3% of the Company’s net revenues, in 2010 and 2011, respectively. The Company suffered significant operating losses and had working capital deficiencies for the year ended December 31, 2012. In addition, the Company has a significant amount of short term borrowings, totaling $786,987, which requires the Company to secure additional funds given the Company’s current cash position. The Company’s available liquidity includes cash and cash equivalents, restricted cash, term deposit, and unused credit facilities. As of December 31, 2012, the Company had cash and cash equivalents balance of $26,105, restricted cash of $206,802, term deposit of $318 and unused bank credit facilities of $36,113 which are subject to renewal within the next twelve months.

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

According to the repayment schedules specified in the loan agreements, which do not include $210,920 of borrowings due after one year that was reclassified as current liability due to breach of financial covenants, $501,657 of the borrowings became due for repayment during the first nine months of 2013. The Company was able to renew $70,235 and repay $431,422 of those borrowings and obtained new bank borrowings of $470,894. While the Company is required to repay approximately $256,894 bank borrowings as of the date of this report through December 31, 2013, the Company believes it will be able to renew a substantial portion of its bank borrowings and bank credit facilities as they fall due. However, there is no guarantee that such renewal will occur. In August 2011, the Company entered into a syndicated bank credit facility agreement with two lead banks and six other participating commercial banks which agreed to grant the Company a total of $455,016 (RMB 2,860,000) of the syndicated bank credit facility in replacement of certain existing loan facilities from the relevant banks. As of December 31, 2012, the Company had drawn down $424,436 out of the total approved loan facility. Under the syndicated bank credit facility agreement and other bank agreements, the Company is required to comply with certain financial covenants, including but not limited to, maintaining certain required financial ratios and asset pledge. The Company is currently in violation of the covenants. See more discussion in Note 17.

In order to counteract the adverse impact of anti-dumping and countervailing duty imposed by the United States of America, the Company is actively pursuing new opportunities in other international markets. Since the end of 2011 and in 2012, the Company secured several new order wins in international markets such as Venezuela, Ecuador and Oman.

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

(j)                                Goodwill

The excess of the purchase price over the fair value of net assets acquired is recorded on the consolidated balance sheet as goodwill. Goodwill is not amortized but is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. The Company performs its annual goodwill impairment test on December 31 of each year for all reporting units. Goodwill is tested following a two-step process. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. The Company’s goodwill resulted from acquisition of Chaoyang Seamless, which is identified by management as held for sale as of December 31, 2011. The Company no longer holds any goodwill after disposal of Chaoyang Seamless, see Note 5.

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

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

(In U.S. dollar thousands, except for share and share-related data)

2.                                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

(n)                             Shipping and handling costs

Shipping and handling costs of products sold are included in cost of revenues and amounted to $33,796 and $40,954 and $32,512, for the years ended December 31, 2010, 2011 and 2012, respectively.

(o)                             Government grants

Government grants include cash subsidies as well as other subsidies received from the PRC government by the subsidiaries of the Company. Such subsidies are generally provided as incentives from the local government to encourage the expansion of local business. Government grants are recognized when received and all the conditions specified in the grant have been met. Government grant recognized as other operating income were $2,015, $343 and $3,255 for each of the years ended December 31, 2010, 2011 and 2012, respectively. Capital grants received in advance of the acquisition of equipment are recorded initially in other current liabilities and then offset against the cost of the related equipment upon acquisition.

(p)                             Research and development costs

Research and development costs are incurred in the development of the new products and processes, including significant improvements and refinements to existing products. All research and development costs are expensed as incurred. The Company incurred research and development expenses of $1,743, $1,536 and $1,452 for the years ended December 31, 2010, 2011 and 2012, respectively.

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

(v)                              Foreign currency risk

The Renminbi is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of Renminbi into other currencies. The value of the Renminbi is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The cash and cash equivalents of the Company included aggregate amounts of $34,471, $22,424 and $19,410 as of December 31, 2010, 2011 and 2012, respectively, which were denominated in Renminbi.

In addition to Renminbi, the Company may from time to time review its working capital requirements and hold the excess capital in other foreign currencies. The Company had total amount of cash and cash equivalents of $1,374, $116 and $431 as of December 31, 2010, 2011 and 2012, respectively, which are held in currency other than functional currency of the respective entities.

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

Net revenues from customers accounting for 10% or more of total net revenues are as follows:

	Year ended
Customer	December 31, 2010	December 31, 2011	December 31, 2012
	%	%	%
A	20	34	40
B	11	22	—
Total	31	56	40

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

(In U.S. dollar thousands, except for share and share-related data)

2.                                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

(w)                           Concentration of credit risks — continued

Net accounts receivable from customers accounting for 10% or more of total net accounts receivable are as follows:

Customer	As of December 31, 2011	As of December 31, 2012
	%	%
A	23	26
B	42	17
C	—	14
D	—	11
E	11	—
Total	76	68

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

(In U.S. dollar thousands, except for share and share-related data)

2.                                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

(cc)                        Recently adopted accounting pronouncement

In June 2011, the FASB issued an update to ASC 220, Comprehensive Income. This ASU requires entities to present components of comprehensive income in either a continuous statement of comprehensive income or two separate but consecutive statements that would include reclassification adjustments by component for items that are reclassified from other comprehensive income to net income on the face of the financial statements. In December 2011, the FASB issued an update to this ASU indefinitely deferring the implementation of the reclassification adjustments by component requirement of the ASU issued in June 2011. The Company adopted this pronouncement effective January 1, 2012 and the adoption did not have any significant impact on the Company’s financial condition or results of operations.

In September 2011, the FASB issued an update to ASC 350, Intangibles—Goodwill and Other. This ASU amends the guidance in ASC 350-20 on testing for goodwill impairment. The revised guidance allows entities testing for goodwill impairment to have the option of performing a qualitative assessment before calculating the fair value of the reporting unit. The ASU does not change how goodwill is calculated or assigned to reporting units, nor does it revise the requirement to test annually for impairment. The ASU is limited to goodwill and does not amend the annual requirement for testing other indefinite-lived intangible assets for impairment. The Company adopted this pronouncement effective January 1, 2012 and the adoption did not have any significant impact on the Company’s financial condition or results of operations.

(dd)                      Recently issued accounting pronouncements not yet adopted

In December 2011, the FASB issued changes to the disclosure of offsetting assets and liabilities. These changes require an entity to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. The enhanced disclosures will enable users of an entity’s financial statements to understand and evaluate the effect or potential effect of master netting arrangements on an entity’s financial position, including the effect or potential effect of rights of setoff associated with certain financial instruments and derivative instruments. The ASU is effective for annual reporting periods beginning on or after January 1, 2013. The Company does not expect the adoption to have a significant impact on its consolidated financial statements.

In July 2012, the FASB issued revised guidance on “Testing Indefinite-Lived Intangible Assets for Impairment.” The revised guidance applies to all entities, both public and nonpublic, that have indefinite-lived intangible assets, other than goodwill, reported in their financial statements. Under the revised guidance, an entity has the option first to assess qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that the indefinite-lived intangible asset is impaired. If, after assessing the totality of events and circumstances, an entity concludes that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the entity is not required to take further action. However, if an entity concludes otherwise, then it is required to determine the fair value of the indefinite-lived intangible asset and perform a quantitative impairment test by comparing the fair value with the carrying amount in accordance with Subtopic 350-30. An entity also has the option to bypass a qualitative assessment for any indefinite-lived intangible asset in any period and proceed directly to performing the quantitative impairment test. An entity will be able to resume performing the qualitative assessment in any subsequent period. In conducting a qualitative assessment, an entity should consider the extent to which relevant events and circumstances, both individually and in the aggregate, could have affected the significant inputs used to determine the fair value of the indefinite-lived intangible asset since the last assessment. An entity also should consider whether there have been changes to the carrying amount of the indefinite-lived intangible asset when evaluating whether it is more likely than not that the indefinite-lived intangible asset is impaired. An entity should consider positive and mitigating events and circumstances that could affect its determination of whether it is more likely than not that the indefinite-lived intangible asset is impaired. The amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. The Company does not expect the adoption to have a significant impact on its consolidated financial statements.

In February 2013, the FASB issued ASU 2013-02, “Reporting of Amounts Reclassified out of Accumulated Other Comprehensive Income” (“ASU 2013-02”). Under ASU 2013-02, an entity is required to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the financial statements or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income, but only if the amount reclassified is required to be reclassified in its entirety in the same reporting period. For amounts that are not required to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures that provide additional details about those amounts. ASU 2013-02 does not change the current requirements for reporting net income or other comprehensive income in the financial statements. The amendments in this update will be effective for fiscal periods beginning after December 15, 2012. The Company does not expect the adoption to have a significant impact on its consolidated financial statements.

In March 2013, the FASB issued ASU 2013-05, “Foreign Currency Matters (Topic 830)—Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity”. These amendments provide guidance on releasing Cumulative Translation Adjustments when a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business within a foreign entity. In addition, these amendments provide guidance on the release of CTA in partial sales of equity method investments and in step acquisitions. For public entities, the amendments are effective on a prospective basis for fiscal years and interim reporting periods within those years, beginning after December 15, 2013. The amendments should be applied prospectively to derecognition events occurring after the effective date. Prior periods should not be adjusted. The Company does not expect the adoption to have a significant impact on its consolidated financial statements.

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

(In U.S. dollar thousands, except for share and share-related data)

2.                                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

(dd)                      Recently issued accounting pronouncements not yet adopted

In July 2013, the FASB issued ASU 2013-11, “Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists”. These amendments provide that an unrecognized tax benefit, or a portion thereof, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except to the extent that a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date to settle any additional income taxes that would result from disallowance of a tax position, or the tax law does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, then the unrecognized tax benefit should be presented as a liability. For public entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The Company is currently in the process of evaluating the impact of the adoption on its consolidated financial statements.

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

4.                                  DISPOSAL OF JIANGSU FANLI PIPE CO., LTD. (“JIANGSU FANLI”)

On February 28, 2010, the Company’s wholly-owned subsidiary, WSP China, together with three non-controlling investors of Jiangsu Fanli entered into an agreement with Zhejiang Jianli Company Limited (“Zhejiang Jianli”) to dispose of their entire equity interests in Jiangsu Fanli. Pursuant to the agreement, WSP China retained possession of certain assets of Jiangsu Fanli, including current assets and assumed all liabilities incurred before the disposal. On the same date, WSP China entered into an agreement with Zhejiang Jianli to purchase certain hot-rolling production assets. These two transactions were accounted for as nonmonetary transactions in accordance with an authoritative guidance and, accordingly, the exchanges of nonmonetary assets between WSP China and Zhejiang Jianli were recorded based on the fair value of the assets exchanged amounting to $13,913. A gain of $2,583 is resulted from non-monetary transactions which is included in other operating income. Given that Jiangsu Fanli is not wholly owned by WSP China before the disposal, the sales proceeds collected by WSP China on behalf of the non-controlling investors of $1,383 will be returned to the non-controlling investors. The Company determined that disposal of Jiangsu Fanli did not constitute a discontinued operation, as the operation capacity of Jiangsu Fanli was absorbed by other subsidiaries of the Company.

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

(In U.S. dollar thousands, except for share and share-related data)

5.                                  DISPOSAL OF CHAOYANG SEAMLESS

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

As of December 31, 2011
Cash	$18
Restricted cash	6,110
Other current assets	10,343
Property, plant and equipment, net	2,918
Land use rights	286
Goodwill	450
Other non-current assets	189
Total assets held for sale	$20,314

Borrowings	$14,442
Other payables and accrued liabilities	33,117
Total liabilities held for sale	$47,559

The assets and liabilities shown in above table excluded due from and due to group company balances within WSP Holdings which are eliminated through consolidation.

The disposal transaction was completed in January 2012. WSP China, the Company’s wholly-owned subsidiary, has provided and may continue to provide guarantees for certain of Chaoyang Seamless’ bank loans until their maturity. These guarantees are counter-guaranteed by the personal assets of the current shareholders of Chaoyang Seamless. The gain on disposal of Chaoyang Seamless was $2,512, which was reported as “Gain on disposal of subsidiary” included in other operating income for the year ended December 31, 2012.

The Company determined that disposal of Chaoyang Seamless did not qualify as discontinued operations, as the Company had significant continuing direct cash outflows with Chaoyang Seamless after the disposal.

6.                                  DISPOSAL OF PRODUCTION FACILITIES HELD BY HOUSTON OCTG

In November 2012, the Company sold its production facilities held by Houston OCTG to a third party for approximately $43,000, resulting in a loss of $5,051, which was reported in “General and administrative expenses” included in other operating income for the year ended December 31, 2012. The Company determined that disposal of production facilities did not qualify as discontinued operations, as significant continuing direct cash flows are generated by Houston OCTG after the disposal.

7.                                  RESTRICTED CASH

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

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

(In U.S. dollar thousands, except for share and share-related data)

8.                                  ACCOUNTS AND BILLS RECEIVABLE, NET

Accounts receivable, net, consists of the following:

	As of December 31, 2011	As of December 31, 2012
Accounts receivable	$239,624	$189,107
Less: allowance for doubtful accounts	(22,593)	(22,762)
	217,031	166,345
Bills receivable	7,102	2,641
Bills receivable endorsed to suppliers with recourse for the settlement of purchases	36,006	48,044
	43,108	50,685
	$260,139	$217,030

Certain accounts receivable were pledged to secure credit facilities granted to a subsidiary in 2011. The carrying amount of accounts receivable pledged was $157,276 and $160,287 as of December 31, 2011 and 2012, respectively.

Movement of allowance for doubtful accounts is as follows:

	Balance at beginning of the year	Charged during the year	Written-off	Balance at end of the year
2011	$20,057	$2,536	$—	$22,593
2012	$22,593	$169	$—	$22,762

All bills receivable are derived from the sale under the normal course of operation. No allowance was provided against bills receivable secured by issuing banks.

9.                                  INVENTORIES, NET

Inventories consist of the following:

	As of December 31, 2011	As of December 31, 2012
Raw materials	$54,001	$75,101
Work in progress	88,941	78,955
Finished goods	110,577	64,843
	253,519	218,899
Less: write-down of inventory value	(11,279)	(13,670)
	$242,240	$205,229

The raw materials and finished goods held by third parties were $12,846 and $43,080 as of December 31, 2011, respectively. The raw materials and finished goods held by third parties were $2,697 and $15,507 as of December 31, 2012, respectively.

Certain inventories were pledged to secure credit facilities granted to a subsidiary in 2012. The carrying amount of inventories pledged was $143,035 as of December 31, 2012.

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

 (In U.S. dollar thousands, except for share and share-related data)

10.                         PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	As of December 31, 2011	As of December 31, 2012
Value-added taxes refundable	$27,225	$26,514
Advances to staff	996	1,663
Other current assets	12,115	14,145
	$40,336	$42,322

11.                         PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consist of the following:

	As of December 31, 2011	As of December 31, 2012
Construction in progress	$262,199	$245,686
Land	11,791	4,858
Buildings	152,900	152,248
Equipment, furniture and fixtures	5,879	35,975
Plant and machinery	353,163	337,523
Motor vehicles	11,531	7,694
Computer equipment and software	4,512	4,688
	801,975	788,672
Less: accumulated depreciation	(148,192)	(191,053)
	$653,783	$597,619

Depreciation expense was $34,094, $38,912 and $48,409 for the years ended December 31, 2010, 2011 and 2012, respectively.

The carrying amount of property, plant and equipment pledged by the Company to secure credit facilities granted to the subsidiaries at respective balance sheet dates is as follows:

	As of December 31, 2011	As of December 31, 2012
Construction in progress	$119,895	$120,296
Buildings	53,937	56,336
Plant and machinery	177,223	177,986
	$351,055	$354,618

Certain property, plant and equipment in the carrying amount of $25,447 and $32,560 as of December 31, 2011 and 2012, respectively, were in the process of being pledged by the Company pursuant to a long-term loan agreement entered into with a foreign bank in 2011.

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

The Company performed the impairment tests on December 31, 2011 and 2012 for these similar asset groups with addition of Bazhou Seamless and WSP Pipe, except for Chaoyang Seamless which was classified as held for sale as of December 31, 2011 and Houston OCTG whose production facilities were sold in November 2012. The future undiscounted net cash flows of these asset groups exceeded their respective carrying amounts as of December 31, 2011 and 2012, respectively, therefore the Company recognized no impairment loss. The impairment tests were based in part on valuation analysis reports provided by American Appraisal China Limited, a third party valuation firm.

The Company performed an impairment test for goodwill on December 31, 2010 and Chaoyang Seamless constitutes a separate reporting unit on its own. Based on the results that the fair value of the reporting unit exceeds its carrying amount (following the impairment loss discussed above), the Company recognized no impairment loss on goodwill during the year ended December 31, 2010.

No impairment loss was identified on goodwill for the year ended December 31, 2011 as the carrying value of Chaoyang Seamless as a disposal group was less than its fair value less cost to sell, see Note 5.

13.                         INTANGIBLE ASSETS, NET

Intangible assets, net consist of the following:

	As of December 31, 2011	As of December 31, 2012
Costs:
Customer relationship	$259	$259
Backlog	1	1
Patent	121	121
	381	381

Accumulated amortization:
Customer relationship	(259)	(259)
Backlog	(1)	(1)
Patent	(18)	(31)
	(278)	(291)
Exchange differences	5	6
Intangible assets, net	$108	$96

Intangible assets held at Chaoyang Seamless are classified as “assets held for sale” and not included in 2011 figures.

Expected useful economic lives of acquired intangible assets are as follows:

Customer relationship	6 years
Backlog	Within 1 year
Patent	10 years

Amortization expense was $182, $28 and $13 for the years ended December 31, 2010, 2011 and 2012, respectively. The Company expects to record amortization expense of $13, $13, $13, $13, $13 and $31 for 2013, 2014, 2015, 2016, 2017 and thereafter, respectively.

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

(In U.S. dollar thousands, except for share and share-related data)

14.                         PREPAID LEASE PAYMENTS FOR LAND USE RIGHTS

	As of December 31, 2011	As of December 31, 2012
Prepaid lease payments for land use rights	$33,718	$35,030
Current portion of prepaid lease payments for land use rights	(761)	(809)
Non-current portion of prepaid lease payments for land use rights	$32,957	$34,221

The amount represents prepayments of rentals for land use rights situated in the PRC for a period of 50 years. Amortization expense was $853, $749 and $814 for the years ended December 31, 2010, 2011 and 2012, respectively.

Certain land use rights were pledged to secure credit facilities granted to the subsidiaries. The carrying amount of land use rights pledged as of December 31, 2011 and December 31, 2012 was $12,906 and $10,125 respectively.

15.                         EQUITY-METHOD INVESTMENT

On October 13, 2008, WSP China acquired a 29% equity interest of Wuxi Bright Wanbang Oil & Gas Anticorrosion Co., Ltd. (“Wuxi Bright Wanbang”) for $1,076 in cash. As the Company has the ability to exercise significant influence but does not have a controlling interest, the long-term investment was recorded using the equity method of accounting as follows:

	As of December 31, 2011	As of December 31, 2012
Investment cost	$1,076	$1,076
Share of loss	(350)	(306)
Exchange difference	91	93
	$817	$863

The excess of the cost of investment over the Company’s share of the fair value of net assets of the investee company’s identifiable assets, liabilities and contingent liabilities at the date of acquisition represented goodwill of $30 which was included in the carrying amount of the investment and was not amortized.

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

(In U.S. dollar thousands, except for share and share-related data)

16.                         ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	As of December 31, 2011	As of December 31, 2012
Payable for acquisition of property, plant and equipment	$39,289	$36,724
Consideration payable in connection with acquisition of Mengfeng	2,481	2,487
Advance from former shareholder of Mengfeng	12	12
Payable to local industrial zone	3,997	2,416
Accrued salary, bonus and welfare	5,007	4,483
Accrued sales commissions	15,785	12,287
Other taxes payable	3,536	2,698
Accrued interest	1,388	1,387
Deferred other income (incentive from ADS depository bank)	1,605	—
Payable for legal and product defect claims (Note 28)	5,110	—
Others	10,167	14,289
	$88,377	$76,783

17.                         BORROWINGS

	As of December 31, 2011	As of December 31, 2012
Short-term bank loans, including long-term bank loans reclassified as short-term bank loans of $282,012 in 2011 and $311,125 in 2012, respectively	$714,310	$743,833
Loans received in connection with bills receivable discounted with recourse	38,916	43,154
Long-term bank loans	99,669	15,910
	852,895	802,897
Less: amount due for settlement within 12 months (shown under current liabilities)	(773,541)	(786,987)
Amount due for settlement after 12 months	$79,354	$15,910

Loan type	As of December 31, 2011	As of December 31, 2012
Secured Loans	$781,444	$730,014
Unsecured Loans	71,451	72,883
	$852,895	$802,897

Short-term bank loans

The Company’s bank loans bear interest rates ranging from 3% to 12% per annum. Certain financial covenants (including maintaining a required debt to equity ratio) related to the long-term loans granted to a subsidiary in the PRC by certain banks were not met as of December 31, 2009 nor subsequently. The Company obtained a conditional waiver of such breach in July 2010 from each of the banks and agreed to enhance the capital of the subsidiary by $15,000 by March 31, 2011. However, the Company failed to enhance the capital of the subsidiary by the required deadline on March 31, 2011. The Company completed the capital injection in the subsidiary by April 7, 2011 and obtained a waiver from one of the banks dated April 26, 2011 who agreed not to accelerate the repayment of bank loans or reduce the loan credit facility. Notwithstanding the waiver, it is uncertain whether the Company would be able to meet the covenants in the future.

The Company did not meet certain ratios and thresholds for the year ended December 31, 2011 set forth in the financial covenants in the syndicated bank credit facility agreement described in Note 2(a). Additionally, the Company did not meet certain ratios and thresholds for the special observation period from July 1, 2011 to June 30, 2012 set forth in the financial covenants in this facility agreement. In December 2012, the bank syndicate waived the past breaches of financial covenants during the observation period and agreed to continue to fulfill the terms of the syndicated bank credit facility. However, the Company did not meet certain financial covenants for the year ended December 31, 2012. The bank syndicate held a review meeting and reached an agreement to waive the aforementioned breaches of financial covenants. The formal approval process within the bank syndicate is currently underway.

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

 (In U.S. dollar thousands, except for share and share-related data)

17.                         BORROWINGS — continued

Furthermore, another of our subsidiaries, which commenced commercial production in the second half of 2011, is also in breach of its financial covenants under a project loan.

As a result, the corresponding loans in the total amount of $261,697 and $210,920 as described above were reclassified as current liability and included in “Borrowings — due with one year” at December 31, 2011 and 2012, respectively.

Loans received in connection with bills receivable discounted with recourse

The Company received loans from the banks and assigned certain bills receivables to the banks with recourse. The maturities of those loans are normally under 1 year.

Long-term bank loans

In 2009, the Company entered into various long-term loan agreements with various Chinese banks for an aggregated amount of $196,391, with $175,742 being unsecured loans, to facilitate its business expansion. Certain land use rights, property, plant and equipment were pledged to secure long-term loan of $20,649 from a bank, which has been repaid in full by the Company and renewed as short-term loan in June 2010. In 2010, the Company entered into additional long-term loan agreements with various Chinese banks for an aggregated amount of $67,646, with the entire amount being unsecured loans, to facilitate its business expansion. In 2011, the Company entered into additional long-term loan agreements with various Chinese banks and a foreign bank for an aggregated amount of $168,854 with the entire amount being secured loans. Certain long-term bank loans were reclassified as short-term bank loans as described above.

In 2012, the Company repaid $35,136 of matured long-term loans. Several banks have reached an agreement with us to adjust the repayment plans for some of long-term loans.

As of December 31, 2012, the principal payments for all long-term loans for the next five years are as follows:

2013	$—
2014	15,910
2015	—
Thereafter	—
Total long-term bank loans	$15,910

As of December 31, 2011 and 2012, the long-term loans bear either a benchmark interest rate announced by the People’s Bank of China, or at the premium up to 30% of such benchmark interest rate. In addition, the long-term loans interest rate of one of our overseas subsidiaries was determined by Singapore Interbank Offered Rate (“SIBOR”) plus margin and 2.5%.

Interest cost capitalized was $7,831, $15,430 and $12,657 for the years ended December 31, 2010, 2011 and 2012, respectively.

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

The following is a reconciliation of the changes in the Company’s aggregate product warranty liability:

	Year ended
	December 31, 2010	December 31, 2011	December 31, 2012
Beginning balance	$655	$1,035	$2,595
Warranty provided	425	4,013	5,455
Warranty costs incurred	(45)	(2,453)	(5,566)
Ending balance	$1,035	$2,595	$2,484

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

(In U.S. dollar thousands, except for share and share-related data)

19.                         CAPITAL STRUCTURE

WSP Holdings has one class of ordinary shares.

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

In January 2012, the Company disposed of its entire equity interests in Chaoyang Seamless for nominal cash consideration, details of which is set out in Note 5.

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

(In U.S. dollar thousands, except for share and share-related data)

21.                         SEGMENTAL AND GEOGRAPHIC INFORMATION AND REVENUE ANALYSIS

The Company operates in a single operating segment that includes the manufacture and distribution of oil pipes and related products. The Company’s chief operating decision maker is the Chief Executive Officer. The following table summarizes the Company’s net revenues in different geographic locations:

	Year ended
	December 31, 2010	December 31, 2011	December 31, 2012
Revenues
PRC	$294,946	$364,940	$312,121

Elsewhere in Asia
Malaysia	5,087	4,974	720
Singapore	3,542	3,528	166
Oman	—	8,278	36,940
Hong Kong	8,499	3,484	10,109
United Arab Emirates	691	3,272	3,223
Indonesia	2,278	3,867	8,551
Kuwait	8,549	—	14,421
Others	10,189	23,513	4,460
Subtotal	38,835	50,916	78,590

Canada	7,318	914	887
United States of America	45,414	43,334	52,073
Subtotal	52,732	44,248	52,960
Venezuela	62,295	153,506	43,683
Egypt	646	6,039	23,484
Turkey	2,802	61	14,611
Others	18,209	66,415	35,848
Total	$470,465	$686,125	$561,297

The net revenues consist of the following products:

	Year ended
	December 31, 2010	December 31, 2011	December 31, 2012
API products	$277,290	$446,223	$400,622
Non-API products	70,143	144,766	90,161
Iron ore	31,918	—	—
Other products	91,114	95,136	70,514
Total	$470,465	$686,125	$561,297

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

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

(In U.S. dollar thousands, except for share and share-related data)

22.                         OTHER INCOME

	Year ended
	December 31, 2010	December 31, 2011	December 31, 2012
Incentive from ADS depository bank	$767	$767	$64

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

The subsidiaries of FSHL that are tax residents in China, will be subject to the Chinese dividend withholding tax at 10% when these Chinese subsidiaries distribute dividends paid out of profits that arise on or after January 1, 2008. In 2009, following FSHL’s qualification as a tax resident company in the Hong Kong Special Administrative Region, a withholding tax at 5% is applicable on dividends paid to FSHL by these Chinese subsidiaries. The qualification for tax residency in the Hong Kong Special Administrative Region is subject to an annual application and approval process. FSHL has not made an application for the tax qualification in 2011 and 2012 due to operating losses of the Chinese subsidiaries.

A provision for PRC dividend withholding tax has been made based on a certain percentage of the 2010 and 2011 undistributed earnings of the Company’s PRC subsidiaries, which are expected to be distributed as dividends to the parent companies. There were no remaining undistributed earnings of the Company’s PRC subsidiaries as of December 31, 2011 and 2012 due to the losses incurred since 2010.

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

The Company has made its assessment of the level of tax authority for each tax position (including the potential application of interest and penalties) based on the technical merits, and has measured the unrecognized tax benefits associated with the tax positions. As of January 1, 2010, the Company had a beginning amount of $5,563 of unrecognized tax benefits carried forward from the year ended December 31, 2009 and had additional unrecognized tax benefits of $3,698 related to net operating loss carryforwards and certain government subsidies as of December 31, 2010. As of December 31, 2011 and 2012, the Company had no additional unrecognized tax benefits.

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

 (In U.S. dollar thousands, except for share and share-related data)

23.                         INCOME TAXES — continued

The aforementioned liability is recorded as non-current liabilities because the related payment is not anticipated within one year of the balance sheet date. The Company classifies interest and/or penalties related to income tax matters in income tax expense. A reconciliation of the beginning and ending amount of unrecognized tax benefits for 2010, 2011 and 2012 is as follows:

Balance at January 1, 2010	$5,563
Additions based on tax positions related to 2010	3,698
Interest	2,558
Balance at December 31, 2010	$11,819
Additions based on tax positions related to 2011	—
Interest and penalties	944
Balance at December 31, 2011	$12,763
Additions based on tax positions related to 2012	—
Interest and penalties	792
Balance at December 31, 2012	$13,555

There are no ongoing examinations by taxing authorities at this time. The Company’s PRC subsidiaries’ tax years starting from 2008 remain open for non-transfer pricing matters and from 2003 remain open for transfer pricing matters. The Company does not anticipate any significant change within the next 12 months of its uncertain tax positions, except the continuous interest and penalty.

The provision for income taxes consists of the following:

	Year ended
	December 31, 2010	December 31, 2011	December 31, 2012
Current
— PRC income tax expense	$4,382	$2,375	$270
— U.S. income tax expense	—	—	—
	4,382	2,375	270
Deferred
— PRC income tax expense	1,310	(3,037)	(7,181)
— U.S. income tax expense	(2,487)	—	—
	(1,177)	(3,037)	(7,181)
Unrecognized tax benefits
— PRC unrecognized tax benefits	3,696	761	780
— U.S. unrecognized tax benefits	2,487	—	—
	6,183	761	780
Income tax expense (benefits)	$9,388	$99	$(6,131)

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

(In U.S. dollar thousands, except for share and share-related data)

23.                         INCOME TAXES — continued

The principal components of the deferred income tax assets and liabilities are as follows:

	As of December 31, 2011	As of December 31, 2012
Current deferred income tax assets
Allowance for doubtful accounts	$2,422	$2,158
Product warranty provision	427	387
Write-down in value of inventory	2,221	2,667
Unrealized loss from change in fair value of foreign currency forward contracts	49	56
Others	1,879	2,577
	6,998	7,845
Less: valuation allowance	(1,843)	(2,561)
	5,155	5,284
Non-current deferred income tax assets
Pre-operating expenses	355	131
Net operating losses	51,915	67,615
Property, plant and equipment	3,122	2,873
Impairment on long-lived assets	4,173	—
Others	563	344
	60,128	70,963
Less: valuation allowance	(45,453)	(49,602)
	14,675	21,361
Current deferred income tax liabilities
Research and development expenses	363	190
Non-current deferred income tax liabilities
Property, plant and equipment	4,473	4,202
	$4,473	$4,202

The Company has net operating losses of $275,735 as of December 31, 2012. If not used, such losses will start expiring from the beginning of 2013.

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

(In U.S. dollar thousands, except for share and share-related data)

23.                         INCOME TAXES — continued

For the purpose of presentation in the consolidated statements of financial position, certain deferred income tax assets and liabilities have been offset. The following is the analysis of the deferred income tax balances for financial reporting purpose:

	As of December 31, 2011	As of December 31, 2012
Current deferred income tax assets	$4,792	$5,094
Non-current deferred income tax assets	12,819	19,650
Current deferred income tax liabilities	—	—
Non-current deferred income tax liabilities	2,617	2,491

Reconciliations between the statutory tax rate and the Company’s effective tax rate are as follows:

	Year ended
	December 31, 2010	December 31, 2011	December 31, 2012
	%	%	%

Statutory tax rate (note)	25	25	25

Effect of expenses not deductible for tax purposes	(4)	(1)	(1)

Effect of income tax exemptions and reliefs	(2)	(3)	(6)

Effect of unrecognized tax benefits	(3)	(1)	(1)

Effect of income tax rate difference under different tax jurisdictions	(3)	(3)	1

Effect of valuation allowance on deferred income tax assets	(21)	(17)	(13)

Effective tax rate	(8)	(0)	5

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

If the reliefs granted in the form of preferential tax rates to certain subsidiaries were not available, the provision for income taxes and earnings (loss) per share amounts would be as follows:

	Year ended
	December 31, 2010	December 31, 2011	December 31, 2012
Provision for income taxes	$7,082	$(2,716)	$(13,177)
Basic and diluted income (loss) per share	$(0.57)	$(0.32)	$(0.38)

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

(In U.S. dollar thousands, except for share and share-related data)

24.                         DIVIDENDS

WSP Holdings declared and paid no dividend during the years ended December 31, 2010, 2011 and 2012.

25.                         NET LOSS PER SHARE

The calculation of the net loss per share is as follows:

	Year ended
	December 31, 2010	December 31, 2011	December 31, 2012
Numerator used in basic and diluted net loss per share:
Loss attributable to WSP Holdings	$(118,763)	$(68,480)	$(84,185)
Shares (denominator)
Weighted average ordinary shares outstanding used in computing basic loss per share	204,771,144	204,375,226	204,375,226
Plus: incremental weighted average ordinary shares from assumed exercise of options using the treasury stock method	— (i)	— (i)	—
Weighted average ordinary shares outstanding used in computing diluted earnings per share	204,771,144	204,375,226	204,375,226
Net loss per share-basic:
Net loss attributable to WSP Holdings per ordinary share-basic	$(0.58)	$(0.34)	$(0.41)
Net loss per share-diluted:
Net loss attributable to WSP Holdings per ordinary share-diluted	$(0.58)	$(0.34)	$(0.41)

(i)

The Company had 4,790,000 and 4,306,000 outstanding share option which could potentially dilute basic net income (loss) per share, but which were excluded from the computation of diluted net loss per share in the years ended December 31, 2010 and 2011 respectively, as the effect would have been anti-dilutive.

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

(In U.S. dollar thousands, except for share and share-related data)

26.        RELATED PARTY BALANCES AND TRANSACTIONS

Save as disclosed elsewhere in the financial statements, significant balances and transactions with related parties are as follows:

a.           Amounts due from related parties

Name of related party	As of December 31, 2011	As of December 31, 2012
Wuxi Eastar Co., Ltd., company controlled by Mr. Piao’s family	148	2,294
	$148	$2,294

b.           Amounts due to related parties

Name of related party	As of December 31, 2011	As of December 31, 2012
Wuxi Quanhua Material Co., Ltd. (“WXQH”), company controlled by Mr. Piao’s family	$891	$1,126
Wuxi Bright Wanbang, equity investment of the Company	961	527
XuyiAihua Oil Pipe Anticorrosive Product Co., Ltd. (“XYAH”), company controlled by Mr. Piao’s family	1,486	1,869
Wuxi Longhua Steel Pipes Company Limited (“WXLH”), company controlled by Mr. Piao	11,110	—
Liaoning Daxing Steel Pipes Co., Ltd. and related companies, group of companies controlled by non-controlling investors of subsidiaries (“Liaoning Daxing Group”)	3,491	218
	$17,939	$3,740

c.            Transactions with related parties are as follows:

(a)              Sales of goods

	Year ended
Name of related party	December 31, 2010	December 31, 2011	December 31, 2012
Wuxi Bright Wanbang	$2,326	$3,351	$875
Wuxi Eastar Co., Ltd	—	12	10,535

(b)              Sales of waste materials

	Year ended
Name of related party	December 31, 2010	December 31, 2011	December 31, 2012
Wuxi Aihua Chemical Co., Ltd. (“WXAH”), company controlled by Mr. Piao’s family	$13	$19	$15
Liaoning Daxing Group	—	19	—

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

(In U.S. dollar thousands, except for share and share-related data)

26.        RELATED PARTY BALANCES AND TRANSACTIONS — continued

(c)              Purchase of goods

	Year ended
Name of related party	December 31, 2010	December 31, 2011	December 31, 2012
XYAH	$2,053	$3,069	$2,676
Wuxi Bright Wanbang	—	—	1,046
Wuxi Eastar Co., Ltd	—	—	20,018

(d)              Purchase of property, plant and equipment

	Year ended
Name of related party	December 31, 2010	December 31, 2011	December 31, 2012
Wuxi Eastar Co., Ltd	$20,530	$6,307	$2,837
Liaoning Daxing Group	4,173	16	—

Wuxi Eastar Co., Ltd purchased property and equipment on behalf of Wuxi Pipe as an agent.

(e)              Sale of property, plant and equipment

	Year ended
Name of related party	December 31, 2010	December 31, 2011	December 31, 2012
Wuxi Bright Wanbang	$—	$—	$7
Liaoning Daxing Group	—	30	—

(f)              Transportation charges

	Year ended
Name of related party	December 31, 2010	December 31, 2011	December 31, 2012
WXQH	$1,082	$1,665	$1,744
Liaoning Daxing Group	176	528	225

WXQH and Liaoning Daxing Group provided certain delivery services to the Company.

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

(In U.S. dollar thousands, except for share and share-related data)

26.        RELATED PARTY BALANCES AND TRANSACTIONS — continued

c.            Transactions with related parties are as follows:—continued

(g)          Rental of premises and vehicles

	Year ended
Name of related party	December 31, 2010	December 31, 2011	December 31, 2012
WXLH	$805	$844	$119
Liaoning Daxing Group	23	41	—

The Company leased certain areas for production use from WXLH and rented vehicles from Liaoning Daxing Group.

(h)              Electricity charges

	Year ended
Name of related party	December 31, 2010	December 31, 2011	December 31, 2012
Liaoning Daxing Group	$127	$—	$—

The Company shared certain electricity supply with Liaoning Daxing Group for production use.

(i)               Antirust service charges

	Year ended
Name of related party	December 31, 2010	December 31, 2011	December 31, 2012
Liaoning Daxing Group	$—	$108	$—

Liaoning Daxing Group provided certain antirust services to the Company.

(j)               Anticorrosion service charges

	Year ended
Name of related party	December 31, 2010	December 31, 2011	December 31, 2012
Wuxi Bright Wanbang	$3,301	$6,371	$2,631

Wuxi Bright Wanbang provided certain anticorrosion services to the Company.

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

(In U.S. dollar thousands, except for share and share-related data)

26.        RELATED PARTY BALANCES AND TRANSACTIONS — continued

c.            Transactions with related parties are as follows:—continued

Wuxi Eastar Co., Ltd., or Wuxi Eastar, is a limited liability company incorporated in China and controlled by Ms. Mengxuan Piao, Mr. Piao’s daughter. Wuxi Eastar acts as an agent for WSP Pipe to export products from China to Thailand, including: (i) raw materials, such as round steel bars, (ii) accessories, (iii) machinery and (iv) pipes. In 2011, we sold OCTG products and materials to Wuxi Eastar in the amount of approximately $12. We also purchased equipment and accessories from Wuxi Eastar in the amount of approximately $20,500, $6,300 and $2,800 for the years ended December 31, 2010, 2011 and 2012, respectively. In 2012, we sold $10,500 in OCTG products and raw materials to Wuxi Eastar and purchased $20,000 in raw materials from Wuxi Eastar.

In the 2012 transaction with Eastar, WSP Pipe purchased approximately $19,700 in raw materials, accessories, machinery and pipes from Wuxi Eastar. These purchases of raw materials and pipes from Wuxi Eastar were $17,200, at prices inclusive of VAT, and Wuxi Eastar retained the VAT export rebate of up to 13% of the purchase price that we were entitled in connection with acting as our agent (which includes certain expenses paid on behalf of the company, for instance, logistics/export expenses, and financing expenses, etc). The excess of the VAT export rebate, if any, over the expenses as indicated above was kept by Eastar as profit. The purchases of accessories and machinery from Wuxi Eastar were $2,500, at prices exclusive of VAT with a markup of 3% charged by Wuxi Eastar.

Based on a building lease agreement dated June 19, 2006 and subsequently amended, WSP China has rented from Wuxi Longhua a piece of land and certain buildings located in Wuxi, China for production and storing purposes, for which we paid $805, $844 and $119 in 2010, 2011 and 2012, respectively. The lease initially expired on August 31, 2009, and has been renewed for one-year terms, with the latest expiration date being December 31, 2013.

In 2011, for financing purposes, we utilized our credit facilities by issuing certain bank and commercial acceptance notes to Wuxi Longhua for its presentation to certain PRC banks for discounting and payment before the notes’ maturity dates, and the excess amount obtained through these notes were refunded by Wuxi Longhua to us. In view of the purpose and nature of the transactions, we accounted for them as financing transactions with the banks in our financial statements.

Wuxi Quanhua Material Co., Ltd., or Quanhua Material, a company controlled by Mr. Quanhua Piao, Mr. Piao’s brother, has been providing logistics services to us during the years ended December 31, 2010, 2011 and 2012, for which we paid fees of approximately $1,100, $1,700 and $1,700, respectively. On January 5, 2007, we entered into a Logistics Framework Agreement with Quanhua Material for the supply of logistics services at fees to be negotiated by the parties. This agreement initially expired on December 31, 2009 and is renewed every year for a one-year term, with the latest expiration date being December 31, 2013.

Xuyi Aihua Oil Pipe Anticorrosive Product Co., Ltd., or Xuyi Aihua, a company controlled by Mr. Quanhua Piao, has been providing chemical products, such as paint, to us since January 2007. In 2010, 2011 and 2012, we paid approximately $2,100, $3,100 and $2,700, respectively, in fees based on prices negotiated between Xuyi Aihua and us. We expect to continue to purchase products from Xuyi Aihua in the future.

Wuxi Bright Wanbang Oil & Gas Anticorrosion Co., Ltd., or Wuxi Wanbang, an investee company in which we hold a 29% equity interest, provided certain anticorrosion services and raw materials to us, which amounted to $3,300, $6,400 and $3,700 in fees for the years ended December 31, 2010, 2011 and 2012. In addition, Wuxi Wanbang purchased raw materials and equipment from us, which amounted to approximately $2,300, $3,400 and $900 for the years ended December 31, 2010, 2011 and 2012, respectively.

On January 26, 2011, Mr. Piao, along with another subsidiary of our company, entered into guarantees in favor of Bangkok Bank, in consideration of Bangkok Bank’s granting of credit and other banking facilities to WSP Pipe in an aggregate principal sum of Baht 705,000 and $63,000 (the “Bangkok Loan”). Pursuant to this guarantee, Mr. Piao has guaranteed the payment obligations of WSP Pipe for the indebtedness of WSP Pipe when due under the Bangkok Loan together with the interest accrued thereon and related fees and charges.

As of December 31, 2012, WSP Holdings and Houston OCTG provided guarantees for loans and facilities totaling $69,000 held by WSP Pipe. WSP China provided guarantees for loans and facilities totaling $241,900, including $233,000 in loans and facilities held by affiliates. Mr. Longhua Piao, our chairman and chief executive officer, provided guarantees for loans and facilities totaling $185,500, including $180,700 in loans and facilities held by affiliates.

Liaoning Daxing Steel Pipes Co., Ltd and related companies, or Liaoning Daxing Group, is a group of companies which holds a 30% equity interest in Liaoyang Seamless through Liaoning Pipe. In 2010, 2011 and 2012, Liaoning Daxing Group provided transportation services to us for approximately $176, $528 and $225, respectively. We purchased electricity power supply from Liaoning Daxing Group for approximately $127 in 2010. We also rented vehicles from Liaoning Daxing Group for approximately $23, $41 and nil for the years ended December 31, 2010, 2011 and 2012, respectively. In 2010, we purchased plant premises from Liaoning Daxing Group for approximately $4,200. In 2011, we purchased a motor vehicle from and sold a motor vehicle to Liaoning Daxing Group for approximately $16 and $30, respectively.

In 2010, for financing purposes, we utilized a portion of our credit facilities as bill financing by issuing certain bank and commercial acceptance notes to Liaoning Daxing Group. Taking into consideration their purpose and nature, we accounted for these transactions as financing transactions with the banks in our financial statements.

In 2011, we sold $19 of waste materials to Liaoning Daxing Group.

26.        RELATED PARTY BALANCES AND TRANSACTIONS — continued

(k)              Bill financing

In 2009, the Company issued certain bank and commercial acceptance notes to Wuxi Longhua in amounts that are greater than the actual amounts of purchases for its presentation to certain PRC banks for discounting and payment before the notes’ maturity dates, and the excess amount obtained through these notes were refunded by Wuxi Longhua to the Company. Such transactions have been accounted for as financing transactions with the banks.

The Company had similar financial transactions with other related parties, namely Liaoyang Daze Spiral Welded Pipe Co., Ltd. (a related company of Liaoning Daxing Group controlled by non-controlling investors of subsidiaries) in 2010, Wuxi Longhua and Liaoning Daxing Group in 2011, Liaoning Daxing Group in 2012, respectively.

27.        COMMITMENT

(a)          Capital commitment

As of December 31, 2012, commitment for acquisition of property, plant and equipment was $5,850.

(b)          Plant premises operating lease commitment

As of December 31, 2012, future minimum lease commitments under the non-cancelable lease of the plant premises were $1,556, $1,553, and $838 in 2013, 2014, and 2015, respectively.

Rental expense incurred was approximately $1,183, $1,014, and $1,279 for the years ended December 31, 2010, 2011 and 2012, respectively.

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

28.        CONTINGENCIES— continued

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

(f)                               In April 2010, Penn Virginia Oil & Gas, L. P., as the plaintiff, brought a lawsuit against WSP China and certain other parties in a district court in Panola County, Texas, alleging that WSP China supplied a defective casing pipe, which caused a failed operation in an oil and gas well. The plaintiff claimed total damages in the amount of approximately $4,800. In January 2011, a settlement amount of $2,300 was reached for this case. In March 2011, the Company paid $276 in settlement of the case, with the remaining balance being settled through insurance. The Company recognized the expenses of $276 during year ended December 31, 2010, with the remaining balance being settled through insurance.

(g)                              In May 2010, Chesapeake Louisiana, L.P. and certain other parties, as the plaintiffs, brought a lawsuit against WSP China and certain other parties in a district court in Desoto Parish, Louisiana, alleging that WSP China supplied a defective casing pipe, which caused a failed operation in an oil and gas well. The plaintiffs claimed total damages in the amount of approximately $15,000. The trial date for this case has not been set. The Company intends to vigorously defend itself against the claims. In connection with this case, certain landowners who were affected by the failed oil and gas well operation mentioned above, have filed a lawsuit against Chesapeake Louisiana, L.P. in the District Court of Desoto Parish, Louisiana in November 2009. Such landowners claimed damages up to $50 for each of them and their minor children in a group of 36 individuals. In May 2010, the plaintiffs amended the petition to name WSP China as a co-defendant in the lawsuit. In October 2012, the Company paid $13 in settlement of the case.

(h)                             In connection with a lawsuit brought by Mewbourne Oil Company against Trident Steel Corporation for selling defective casing pipes, in August 2010, Trident Steel Corporation filed a third-party petition against Minmetals, Inc. and WSP China in the District Court of Lipscomb County, Texas, stating that it fulfilled the Mewbourne Oil Company’s purchase order using the casing pipes manufactured by Minmetals, Inc. and WSP China. We have attempted to discuss settlement, but Mewbourne’s settlement demand has remained in excess of $2,000. The trial date for this case has been set for December 2, 2013.

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

(j)                                In 2011, 2012 and 2013, a number of the Company’s suppliers filed lawsuits against its subsidiaries Wuxi Seamless, Bazhou Seamless and Mengfeng seeking past due payments for raw materials and services that the Company has purchased from them and additional damages. The total of these past due amounts and damages is estimated to be approximately $13,990, of which $2,780 have already been settled. As a result of these claims and lawsuits, certain of the Company’s bank accounts and assets were frozen by court order.

(k)                             In August 2013, Energy Holdings, Inc. and Texas Energy Operations, LC brought a lawsuit against WSP Holdings, WSP China, Houston OCTG, J&B Tubular Pipe Supply, Inc., Texas Tubular Sales, LP, and National Oilwell Varco, LP d/b/a NOV Tuboscope in a district court in Dallas County, Texas. Plaintiffs brought suit against defendants for improper manufacture, sales and ultimate failure of oil and gas well casing that plaintiffs installed in the Gibbons #1 well in Jackson County, Oklahoma. The substantial discovery will take place in 2014 and the potential liability will be assessable as the discovery in the case proceeds.

In addition to the contingencies mentioned above, the Company is subject to claims and legal proceedings that arise in the ordinary course of its business. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be decided unfavorably to the Company. Based on the information currently available, the Company was unable to make a reasonable estimate of any further liability because of the uncertainty related to the outcome and/or the amount or range of loss. Accordingly, the Company did not accrue any provision for the contingencies as of December 31, 2012, other than those settled as described above.

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

(In U.S. dollar thousands, except for share and share-related data)

28.        CONTINGENCIES — continued

Bill financing

The Company utilizes a portion of its credit facilities from certain banks as bill financing to fund a portion of its working capital requirements and business operational needs.

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

The total amount of the bill financing, being the difference between the aggregate amount of such bank and commercial acceptance notes issued and the aggregate amount of related actual purchases, was approximately RMB 1,419,000 ($225,200), RMB 757,850 ($120,571) and RMB 1,190,966 ($193,716) in 2011, 2012 and the nine months ended September 30, 2013, respectively. Excluding the cash deposits that the Company paid upfront to the endorsing banks pursuant to the arrangements, the funding the Company obtained from the banks through this kind of bill financing in 2011, 2012 and the nine months ended September 30, 2013, was estimated to be approximately RMB 323,600 ($51,400), RMB 213,180 ($33,916) and RMB 693,822 ($112,853), respectively.

In 2012, additionally, for purposes of raising financing from a number of commercial banks, WSP China, Liaoyang Seamless and Songyuan Seamless entered into a number of intragroup transactions, under which WSP China sold approximately RMB 251,000 ($40,100) worth of goods to Liaoyang Seamless, Liaoyang Seamless sold approximately RMB 252,000 ($40,300) of goods to Songyuan Seamless and Songyuan Seamless sold approximately RMB 252,000 ($40,300) of goods to WSP China. Official sales invoices were issued for these transactions. However, physical delivery of the underlying goods in these transactions did not occur. As these transactions were intragroup, they did not have an overall impact on our consolidated revenues and did not result in additional tax payable, although the PRC GAAP reports of each of these three respective individual entities would have reflected sales not supported by physical delivery of the underlying goods. These sales invoices allowed our subsidiaries to obtain additional bill financing from a number of commercial banks. Due to the nature of these transactions, these commercial banks may declare any of our borrowings to become immediately due and payable and terminate our credit facilities so that no additional borrowings can be obtained. If any of these borrowings become immediately due and payable, we may not have the means to repay them.

Anti-dumping

In April 2009, seven U.S. companies and the United Steelworkers Union filed a petition with the U.S. International Trade Commission, or the ITC, and the U.S. Department of Commerce, or the DOC, alleging that China-based OCTG manufacturers unfairly dumped OCTG products in the U.S. market and that Chinese producers were benefitting from massive government subsidies. Wuxi Seamless Oil Pipes Company Limited, or WSP China, was named as one of the major exporters of OCTG products from China. In June 2009, we were included as one of the mandatory respondent companies to the United States government’s countervailing duty investigation. On September 8, 2009, a preliminary determination was issued with a countervailing duty rate of 24.92% assigned to WSP China. On December 7, 2009, the DOC published its final determination in the countervailing duties investigation with a rate of 14.61% assigned to WSP China. The rate was subsequently changed to 14.95% in January 2010 due to certain ministerial errors made by the DOC. We were not selected as a mandatory respondent to the anti-dumping investigation and participated in this case as a separate rate respondent. In November 2009, we received a preliminary dumping rate of 36.53%, which was based on the average dumping rates of other OCTG producers that were selected as mandatory respondents. In December 2009, this rate was amended to 96.51% due to certain ministerial errors made by the DOC. On April 9, 2010, the DOC announced its final determination in the anti-dumping investigation with a rate of 29.94% assigned to WSP China. In May 2010, the ITC made a final ruling which requires all Chinese exports of OCTG products to the United States, including WSP China’s products, be subject up to approximately 32.07% of anti-dumping duties and 14.95% of countervailing duties. The anti-dumping and countervailing duties are applied to all Chinese exports of OCTG products to the United States starting from the date of the DOC’s preliminary determinations. WSP China has not exported OCTG products to the United States after the date of the DOC’s preliminary determinations. The anti-dumping and countervailing duties will apply to us if WSP China exports OCTG products to the United States in the future and we are not subject to any other penalties or fines. In 2010, 2011 and 2012, products sold to the United States by our subsidiaries accounted for 9.7%, 6.3% and 9.3% of our net revenues, respectively. The decrease in export revenue of products sold to the United States as a percentage of our net revenues mainly was attributable to the effect of anti-dumping and countervailing duties on the subject goods. As a result of the proceedings, our sales in the U.S. suffered and our results of operations have been materially and adversely affected.

There may be similar actions taken in the future in other countries against PRC-made seamless OCTG products. Any actions filed against us with respect to the products we sell, even without merit, may divert significant company resources and management attention, have an adverse impact on the prices and sales of our products in the relevant countries and adversely affect our business prospects and results of operations. If any decision is entered against us in such an action, we may be subject to additional tariff liabilities and our overseas sales may be materially and adversely affected. Additionally, in July 2013, nine US manufacturers sought anti-dumping and countervailing duty investigations on OCTG products from nine countries, including Thailand. In August 2013, the ITC announced that it had found reasonable grounds to pursue an anti-dumping case against the nine countries and that the DOC was investigating the matter.  If anti-dumping duties are imposed on Thailand, our business in Thailand and the operations of WSP Pipe may be significantly and adversely affected.

Additionally, in 2012, we have identified an immaterial amount of goods originating from China that were incorrectly imported to the United States. We are presently repatriating the goods. We are unable to estimate the likelihood that legal liability will arise as a result of the incorrect importation of these goods, including any duties that may be imposed by regulators, or the amount of liability that we would incur should any legal proceedings take place.

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

(In U.S. dollar thousands, except for share and share-related data)

29.        STOCK BASED COMPENSATION

On August 24, 2007, the Company adopted the 2007 share incentive plan and granted 5,206,000 options to certain employees, officers and directors for the purchase of 5,206,000 ordinary shares at an exercise price of $4.00 per share. The options vested over two years at 50% per year and all of the options not exercised expired on August 23, 2012. The compensation expense, which was determined based on the fair value of options granted, was recognized over the vesting period using graded-vesting attribution method. No compensation expense was recognized for the years ended December 31, 2010, 2011 and 2012.

A summary of the share option activities is as follows:

	Number of options	Exercise price
Outstanding at beginning of 2010	4,994,000	$4.00
Movement during 2009
Granted	—	—
Exercised	—	—
Forfeited	(204,000)	—
Outstanding at end of 2010	4,790,000	$4.00

Movement during 2011
Granted	—	—
Exercised	—	—
Forfeited	(484,000)	—
Outstanding at end of 2011	4,306,000	$4.00

Movement during 2012
Granted	—	—
Exercised	—	—
Forfeited	(4,306,000)	—
Outstanding at end of 2012	—	—

As of December 31, 2010 and 2011, the intrinsic value of each option was nil, and the aggregate intrinsic value of options outstanding was nil.

WSP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

(In U.S. dollar thousands, except for share and share-related data)

30.        MAINLAND CHINA CONTRIBUTION PLAN

Full time employees of the Company in the PRC participate in a government mandated multiemployer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Company to accrue for these benefits based on certain percentages of the employees’ salaries. The total contributions for such employee benefits were $4,891, $7,540 and $6,909, for the years ended December 31, 2010, 2011 and 2012, respectively.

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

Due to the loss position, no appropriations were made by WSP China for the years ended December 31, 2010, 2011 and 2012, respectively. As of December 31, 2012, the statutory non-distributable reserves of WSP China were $37,119.

32.        SUBSEQUENT EVENTS

In January 2013, Songyuan Seamless entered into an Equity Transfer Agreement with Liaoning Steel Pipe Co., Ltd. (“Liaoning Pipe”) to acquire all of Liaoning Steel’s 30% equity interest in Liaoyang Seamless for a total consideration of RMB 48,950 (approximately $7,800). The transaction was funded by selling certain assets of Liaoyang Seamless to Liaoning Pipe. Liaoyang Seamless also entered into a lease agreement with Liaoning Pipe to lease back these assets to continue Liaoyang Seamless’s operations. The term of the lease is for three years and expires on December 31, 2015 with monthly rent payment of RMB 434 (approximately $69). The acquisition transaction was completed in July 2013.

On February 21, 2013, the Company announced that it entered into an Agreement and Plan of Merger (the “Merger Agreement”) with WSP OCTG GROUP Ltd. (“Parent”), a company owned by H.D.S. Investments LLC, and JM OCTG GROUP Ltd. (“Merger Sub”), a company with limited liability and a direct wholly-owned subsidiary of Parent. Subject to satisfaction or waiver of the closing conditions in the Merger Agreement, Merger Sub will merge with and into the Company, with the Company continuing as the surviving corporation (the “Merger”). Pursuant to the Merger Agreement, each of the Company’s ordinary shares issued and outstanding immediately prior to the effective time of the Merger (the “Shares”) will be cancelled and cease to exist in exchange for the right to receive $0.32 without interest, and each ADS, which represents ten ordinary shares, will represent the right to surrender the ADS in exchange for $3.20 in cash without interest, except for (a) Shares held of record by Expert Master Holdings Limited (“EMH”), a company wholly-owned by Mr. Piao and UMW China Ventures (L) Ltd. (“UMW”), which will be contributed to Parent immediately prior to the Merger in exchange for equity interests of Parent, and (b) Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their rights to dissent from the Merger under the Cayman Islands Companies Law (the “Dissenting Shares”), which will be cancelled for the right to payment of fair value of the Dissenting Shares in accordance with the Cayman Islands Companies Law.

One of our subsidiaries had a bank loan with a restrictive covenant that requires the Company to keep its status as a New York Stock Exchange traded company. The above going private transaction, if completed, would trigger the covenant violation. The related debt is already classified as current liability due to other covenant violations. The Company is currently in discussions with the bank regarding obtaining a waiver for this requirement.

In March 2013, the Company entered into an agreement with a third party to transfer its entire 29% equity interests in Wuxi Bright Wanbang Oil & Gas Anticorrosion Co., Ltd., for a total consideration of RMB 3,480 (approximately $560), which resulted in a loss on disposal of RMB1,043 (approximately $170) reflected in its results of operations for the first quarter of 2013.

In October 2013, the Company held a special board meeting and approved to waive the payment of RMB 27,000 (approximately $4,300) owed by Chaoyang Seamless to Bazhou Seamless and RMB 78,500 (approximately $12,500) owed by Chaoyang Seamless to Liaoyang Seamless. In anticipation of the waiver, the Company recorded additional bad debt expense of RMB 105,500 ($16,800) in its results of operations for the first half year of 2013.

WSP HOLDINGS LIMITED

Additional information—Financial statement schedule I

Condensed financial information of parent company

Balance sheets

(In U.S. dollar thousands)

	As of December 31, 2011	As of December 31, 2012
Assets
Cash and cash equivalents	$393	$2,847
Amounts due from subsidiaries	241,918	168,406
Prepaid expenses and other current assets	688	—
Investments in subsidiaries	63,436	57,132
Total assets	306,435	228,385

Liabilities and shareholders’ equity

Accrued expenses and other current liabilities	3,077	1,486
Income taxes payable	424	492
Total liabilities	3,501	1,978
Ordinary shares	20	20
Additional paid-in capital	255,312	255,312
Statutory non-distributable reserves	37,119	37,119
Retained earnings	(29,630)	(107,623)
Accumulated other comprehensive income	40,113	41,579
Total shareholders’ equity	302,934	226,407
Total liabilities and shareholders’ equity	$306,435	$228,385

WSP HOLDINGS LIMITED

Additional information—Financial statement schedule I

Condensed financial information of parent company

Statements of operations

(In U.S. dollar thousands)

	Year ended
	December 31, 2010	December 31, 2011	December 31, 2012
Management fee received from a subsidiary	$—	$—	$—
Operating expenses:
General and administrative expenses	(1,869)	(2,362)	(3,824)
Total operating expenses	(1,869)	(2,362)	(3,824)
Loss from operations	(1,869)	(2,362)	(3,824)
Interest income	3,332	1,236	670
Other income	767	767	64
Equity in earnings (loss) of subsidiaries	(76,291)	(43,376)	(74,836)
Net loss before provision for income taxes	(74,061)	(43,735)	(77,926)
Benefit from income taxes	(262)	(124)	(67)
Net loss	$(74,323)	$(43,859)	$(77,993)

WSP HOLDINGS LIMITED

Additional information—Financial statement schedule I

Condensed financial information of parent company

Statements of comprehensive income

(In U.S. dollar thousands)

	Year ended
	December 31, 2010	December 31, 2011	December 31, 2012
Net loss	$(74,323)	$(43,859)	$(77,993)

Other comprehensive income
Foreign currency translation adjustments	7,056	5,322	1,466
Comprehensive loss	$(67,267)	$(38,537)	$(76,527)

WSP HOLDINGS LIMITED

Additional information — Financial statement schedule I

Condensed financial information of parent company

Statements of changes in equity

(In U.S. dollar thousands, except for share and share-related data)

				Statutory		Accumulated
			Additional	non-		other
	Ordinary share		paid-in	distributable	Retained	comprehensive	Total
	Shares	Amount	capital	reserves	earnings	income	equity
Balance as of January 1, 2010	205,789,800	$21	$257,311	$37,119	$88,552	$27,735	$410,738
Repurchase of ordinary shares	(1,414,574)	(1)	(1,999)	—	—	—	(2,000)
Net loss	—		—	—	(74,323)	—	(74,323)
Foreign currency translation adjustment	—	—	—	—	—	7,056	7,056
Balance as of December 31, 2010	204,375,226	$20	$255,312	$37,119	14,229	$34,791	$341,471
Net loss	—	—	—	—	(43,859)	—	(43,859)
Foreign currency translation adjustment	—	—	—	—	—	5,322	5,322
Balance as of December 31, 2011	204,375,226	$20	$255,312	$37,119	(29,630)	$40,113	$302,934
Net loss	—	—	—	—	(77,993)	—	(77,993)
Foreign currency translation adjustment	—	—	—	—	—	1,466	1,466
Balance as of December 31, 2012	204,375,226	$20	$255,312	$37,119	$(107,623)	$41,579	$226,407

WSP HOLDINGS LIMITED

Additional information—Financial statement schedule I

Condensed financial information of parent company

Statements of cash flows

(In U.S. dollar thousands)

	Year ended
	December 31, 2010	December 31, 2011	December 31, 2012
Cash flow from operating activities:
Net income (loss)	$(74,323)	$(43,859)	$(77,993)
Adjustments to reconcile net income to net cash used in operating activities:
Equity in loss of subsidiaries	76,291	43,376	74,836
Changes in assets and liabilities	(294)	5,268	(835)

Net cash provided by (used in) operating activities	1,674	4,785	(3,992)

Cash flow from investing activities:

Decrease (increase) in restricted cash	40,500	—	—
Cash proceeds from (advances to) subsidiaries	(41,692)	(4,532)	6,446
Net cash (used in) provided by investing activities	(1,192)	(4,532)	6,446
Cash flow from financing activities:
Repurchase of ordinary shares	(2,000)	—	—
Cash used in financing activities	(2,000)	—	—
Net increase (decrease) in cash and cash equivalents	(1,518)	253	2,454
Cash and cash equivalents at beginning of the year	1,658	140	393
Cash and cash equivalents at end of the year	$140	$393	$2,847

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